Michael H. Mitchell
Partner

1717 Rhode Island Ave, N.W.
Washington, D.C. 20036

T 202.478.6446
F 202.478.6447
mitchell_DC@chapman.com

Chapman and Cutler LLP

Attorneys at Law · Focused on Finance®

November 13, 2015

Via email to ABSdrafts@sec.gov

Mr. Arthur C. Sandel, Esq.
Special Counsel
Office of Structured Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

> Re: BA Credit Card Funding, LLC
>   BA Credit Card Trust
>   BA Master Credit Card Trust II
>   Draft ABS Registration Statement on Form SF-3
>   CIK No. 0001370238

Dear Mr. Sandel:

In connection with the draft filing review program for revised Regulation AB, we are pleased to submit a fifth draft ABS Registration Statement on Form SF-3 (the "Registration Statement") on behalf of BA Credit Card Funding, LLC ("Funding" or the "Registrant"), as transferor to BA Master Credit Card Trust II and BA Credit Card Trust. We have reviewed the additional comment issued orally on October 1, 2015 by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to the fourth draft submission delivered to the Staff on September 29, 2015. The Registrant's response to the Staff's comment is set forth below. Capitalized terms used in this letter without definition have the meanings given to those terms in the form of prospectus contained in the Registration Statement. References to "we," "us," "our" and other similar pronouns in this letter refer to the Registrant, or to the Registrant and its affiliated transaction participants, as applicable. Included with this letter is a clean copy of the Registration Statement together with a copy marked to show changes made since our last draft submission, including the change noted below in response to the Staff's comment.

For your convenience, a copy of the Staff comment is included below in bold-face font, followed by the Registrant's response.

Chapman and Cutler LLP

The Master Trust – Addition of Master Trust II Assets, page 147

Comment 1. We note your response to prior comment 6 and reissue in part. You disclose that additional accounts added to the pool may include accounts originated using criteria different from those which were applied to the initial accounts. Please include bracketed disclosure indicating that, if such accounts are added to the pool, you will disclose either how they deviated from the disclosed underwriting criteria or a description of the solicitation, credit-granting or underwriting criteria used to originate or purchase those additional accounts. See Items 1111(a)(3) and 1111(a)(8) of Regulation AB.

Response 1. A description of the solicitation, credit-granting or underwriting criteria used to originate the pool assets and, to the extent applicable, how pool assets deviate from the disclosed underwriting criteria is included under "*BANA's Credit Card Activities—Origination, Account Acquisition, Credit Lines and Use of Credit Card Accounts*," as contemplated by Items 1111(a)(3) and 1111(a)(8) of Regulation AB. This description is reviewed and kept current at the time of each takedown and, as a result, addresses the solicitation, credit-granting or underwriting criteria used to originate additional accounts designated to the pool from time to time and, to the extent applicable, how such accounts deviate from the disclosed underwriting criteria. We have, therefore, revised the disclosure to which comment 1 relates to include a cross-reference to the section of the form of prospectus where this description appears.

* * * * *

Chapman and Cutler LLP

The Registrant hopes the Staff will find the above response and the enclosed submission responsive to its comment. If you have any questions concerning this response, please do not hesitate to contact any of the following individuals.

Scott McCarthy	Greg Lumelsky	Michael Mitchell
Managing Director	Asst. General Counsel	Chapman and Cutler LLP
Bank of America, N.A.	Bank of America, N.A.	1717 Rhode Island Ave, NW
1020 N. French Street	214 N. Tryon Street	8th Floor
DE5-002-02-06	NC 1-027 - 20-05	Washington, DC 20036
Wilmington, DE 19884	Charlotte, NC 28255	202-478-6446
302-432-4908	980-388-6357	mitchell_DC@chapman.com
scott.mccarthy@bankofamerica.com	greg.lumelsky@bankofamerica.com	

Sincerely,

/s/ Michael H. Mitchell

Michael H. Mitchell

Enclosures

cc: Michelle Stasny, Esq.
      Securities and Exchange Commission

cc: Greg Lumelsky, Esq.
      Bank of America, N.A.

cc: Scott McCarthy
      Bank of America, N.A.

cc: Douglas L. Madsen, Esq.
      Chapman and Cutler LLP

[FIFTH DRAFT SUBMISSION]

As filed with the Securities and Exchange Commission on _____________

Registration Nos. 333-[•], 333-[•] and 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SF-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BA CREDIT CARD TRUST
(Issuing entity in respect of the Notes)

BA MASTER CREDIT CARD TRUST II
(Issuing entity in respect of the Collateral Certificate)

BA CREDIT CARD FUNDING, LLC
(Depositor)
(Exact name of registrant as specified in its charter)

Delaware	**01-0864848**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Commission File Number of depositor: 333-136122

Central Index Key Number of depositor: 0001370238

BA Credit Card Funding, LLC
(Exact name of depositor as specified in its charter)

Central Index Key Number of sponsor: 0001102113

Bank of America, National Association
(Exact name of sponsor as specified in its charter)

BA Credit Card Funding, LLC
214 North Tryon Street
Suite #21–39, NC1-027-21-04
Charlotte, North Carolina 28255
(980) 683-4915

(Address, Including zip code, and telephone number, including area code, of registrant's principal executive offices)

Greg Lumelsky, Esq.
Bank of America Corporation
214 N. Tryon Street, NC1-027-20-05
Charlotte, North Carolina 28255
(980) 388-6357

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas L. Madsen, Esq. **Chapman and Cutler LLP** **1717 Rhode Island Avenue, NW** **Washington, D.C. 20036** **(202) 478-6444**	**James S. Stringfellow, Esq.** **Skadden, Arps, Slate, Meagher & Flom LLP** **4 Times Square** **New York, New York 10036** **(212) 735-3000**

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective as

determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

If this Form SF–3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form SF–3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

CALCULATION OF REGISTRATION FEE[(a)]

Title of each class of securities to be registered	Amount to be registered[(b)(c)]	Proposed maximum offering price per unit[(d)]	Proposed maximum aggregate offering price[(d)]	Amount of registration fee
Notes				
Collateral Certificate[(e)]		—	—	—

(a) Pursuant to Rule 415(a)(6) under the Securities Act of 1933, this Registration Statement and the prospectus included herein relate to $[•] aggregate principal amount of Notes that were previously registered, but which remain unsold, under a registration statement on Form S-3 (File nos. 333-166895, 333-166895-01 and 333-166895-02), initially filed on June 19, 2013 with an initial effective date of July 8, 2013. A filing fee of $[•] was previously paid in connection with such unsold Notes.

(b) With respect to any securities issued with original issue discount, the amount to be registered is calculated based on the initial public offering price thereof.

(c) With respect to any securities denominated in any foreign currency, the amount to be registered shall be the U.S. dollar equivalent thereof based on the prevailing exchange rate at the time such security is first offered.

(d) Estimated solely for the purpose of calculating the registration fee.

(e) This Registration Statement and the prospectus included herein also relate to a Collateral Certificate, which is pledged as security for the Notes, and which, pursuant to Commission regulations, is deemed to constitute part of any distribution of the Notes. No additional consideration will be paid by the purchasers of the Notes for the Collateral Certificate and, pursuant to Rule 457(t) under the Securities Act, no separate registration fee for the Collateral Certificate is required to be paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall subsequently become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INTRODUCTORY NOTE

This Registration Statement includes a representative form of prospectus relating to the offering by the BA Credit Card Trust of a multiple tranche series of asset-backed notes.

<p style="text-align:center; color:red;">SUBJECT TO COMPLETION DATED [_____] [__], 2015</p>

<p style="text-align:center;">Prospectus Dated [•] [•], 201[•]</p>



Bank of America, National Association

Sponsor, Servicer and Originator (CIK: 0001102113)

BA Credit Card Funding, LLC

Transferor and Depositor (CIK: 0001370238)

BA Credit Card Trust

Issuing Entity (CIK: 0001128250)

BAseries

The issuing entity will issue and sell:	Class [•](201[•]-[•]) Notes
Principal amount	$[•]
Interest rate	[[•]-month LIBOR *plus*] [•]% per year [(determined as described in this prospectus)]
Interest payment dates	[•]th day of each month, beginning in [•] 201[•]
Expected principal payment date	[•] [•], 20[•]
Legal maturity date	[•] [•], 20[•]
Expected issuance date	[•] [•], 201[•]
Price to public	$[•] (or [•]%)
Underwriting discount	$[•] (or [•]%)
Proceeds to the issuing entity	$[•] (or [•]%)

The Class [•](201[•]-[•]) notes are a tranche of the Class [•] notes of the BAseries [and will be offered by the underwriters to investors at varying prices to be determined at the applicable time of sale. The compensation of the underwriters will be a commission representing the difference between the purchase price for the Class [•](201[•]-[•]) notes paid to the issuing entity and the proceeds from the sales of the Class [•](201[•]-[•]) notes paid to the underwriters by investors].

[Subordination: [Interest and principal on the Class B notes of the BAseries are subordinated to payments on the Class A notes as described in this prospectus.] [Interest and principal on the Class C notes of the BAseries are subordinated to payments on the Class A notes and the Class B notes as described in this prospectus.]]

Credit Enhancement: [Interest and principal on the Class B notes and the Class C notes of the BAseries and the Class D certificate, Series 2001-D are subordinated to payments on the Class A notes as described in this prospectus.] [Interest and principal on the Class C notes of the BAseries and the Class D certificate, Series 2001-D are subordinated to payments on the Class A notes and the Class B notes as described in this prospectus.] [Principal on the Class D certificate, Series 2001-D is subordinated to payments on the Class A notes, the Class B notes and the Class C notes of the BAseries as described in this prospectus. The Class C(201[•]-[•]) notes will have the benefit of a Class C reserve subaccount as described in this prospectus.]

[The Class [•](201[•]-[•]) notes will have the benefit of a [type of derivative agreement] provided by [NAME OF PROVIDER], as derivative counterparty.]

> **You should consider the discussion under "Risk Factors" beginning on page 36 of this prospectus before you purchase any notes.**
>
> The primary asset of the issuing entity is the collateral certificate, Series 2001-D. The collateral certificate represents an undivided interest in BA Master Credit Card Trust II. Master Trust II's assets include receivables arising in a portfolio of unsecured consumer revolving credit card accounts.
>
> The notes are obligations of the issuing entity only and are not obligations of BA Credit Card Funding, LLC, Bank of America, National Association, their affiliates or any other person.
>
> The notes of all series are secured by a shared security interest in the collateral certificate and the collection account, but each tranche of notes is entitled to the benefits of only that portion of the assets allocated to it under the indenture and the indenture supplement. Noteholders will have no recourse to any other assets of the issuing entity for payment of the BAseries notes.
>
> The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Neither the SEC nor any state securities commission has approved the notes or determined that this prospectus is truthful, accurate or complete. Any representation to the contrary is a criminal offense.

Underwriters

BofA Merrill Lynch

Information Presented in this Prospectus

BA Credit Card Trust will issue notes in series and we expect that most series will consist of multiple classes and that most classes will consist of multiple tranches. As of the date of this prospectus, the BAseries is the only issued and outstanding series of BA Credit Card Trust. The Class [•](201[•]-[•]) notes are a tranche of the Class [•] notes of the BAseries. This prospectus describes the specific terms of your series, class and tranche of notes and also provides general information about other series, classes and tranches of notes that have been and may be issued from time to time. Other series, classes and tranches of BA Credit Card Trust notes, including other tranches of notes that are included in the BAseries as a part of the Class [•] notes or other notes that are included in the Class [•](201[•]-[•]) tranche, may be issued by BA Credit Card Trust in the future without the consent of, or prior notice to, any noteholders. No series, class or tranche of notes, other than the Class [•](201[•]-[•]) notes, is being offered pursuant to this prospectus. See "*Annex II: Outstanding Series, Classes and Tranches of Notes*" in this prospectus for information on the other notes previously issued by BA Credit Card Trust.

The primary asset of BA Credit Card Trust is the collateral certificate, Series 2001-D, which represents an undivided interest in BA Master Credit Card Trust II. BA Master Credit Card Trust II may issue other series of certificates and any such series may consist of one or more classes. As of the date of this prospectus, Series 2001-D is the only issued and outstanding series of BA Master Credit Card Trust II. This prospectus describes the specific terms of the collateral certificate and also provides general information about other series of certificates that may be issued from time to time. Other series of BA Master Credit Card Trust II certificates may be issued by BA Master Credit Card Trust II in the future without the consent of, or prior notice to, any noteholders or certificateholders. No such series of certificates is being offered pursuant to this prospectus. See "*Annex III: Outstanding Master Trust II Series of Investor Certificates*" in this prospectus for information on the other certificates previously issued by BA Master Credit Card Trust II.

See "*Risk Factors—Issuance of additional notes or master trust II investor certificates may affect your voting rights and the timing and amount of payments to you*" for a discussion of the potential impact that the issuance of additional notes or certificates could have on the Class [•](201[•]-[•]) notes.

You should rely only on the information provided in this prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with different information. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on its cover.

We are not offering the Class [•](201[•]-[•]) notes in any state where the offer is not permitted.

Information regarding certain entities that are not affiliates of Bank of America, National Association or BA Credit Card Funding, LLC has been provided in this prospectus. See in particular "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—The Bank of New York Mellon*", "*—Wilmington Trust Company*" and "*—[ASSET REPRESENTATIONS REVIEWER]*." The information contained in those sections of this prospectus was prepared solely by the party described in that section without the involvement of Bank of America, National Association, BA Credit Card Funding, LLC or any of their affiliates.

We include cross-references in this prospectus to captions in these materials where you can find further related discussions. The Table of Contents in this prospectus provides the pages on which these captions are located.

Parts of this prospectus use defined terms. You can find a listing of defined terms in the "*Glossary of Defined Terms*" beginning on page 195.

Compliance with the Capital Requirements Regulation

Articles 404-410 of Regulation (EU) No. 575/2013 of the European Parliament and of the Council of 26 June 2013, known as the Capital Requirements Regulation (the CRR), place certain conditions on investments in asset-backed securities by credit institutions and investment firms (together referred to as institutions) regulated in European Union (EU) member states and in other countries in the European Economic Area (EEA) and by certain affiliates of those institutions. These Articles, effective January 1, 2014, replace and in some respects amend Article 122a of Directive 2006/48/EC (as amended by Directive 2009/111/EC), known as Article 122a of the Capital Requirements Directive or CRD Article 122a. The CRR has direct effect in EU member states and is expected to be implemented by national legislation or rulemaking in the other EEA countries.

None of Bank of America, National Association, BA Credit Card Funding, LLC, BA Master Credit Card Trust II, BA Credit Card Trust, the Master Trust II Trustee, the Owner Trustee, the Indenture Trustee or any affiliate makes any representation or agreement that it is undertaking or will have undertaken to comply with the requirements of the CRR or any corresponding rules applicable to EEA-regulated investors. Noteholders are responsible for analyzing their own regulatory position and are advised to consult with their own advisors regarding the suitability of the notes for investment and compliance with the CRR or any corresponding rules applicable to EEA-regulated investors.

Volcker Rule Considerations

BA Credit Card Trust is not now, and immediately following the issuance of the Class [•](201[•]-[•]) notes pursuant to the indenture will not be, a "covered fund" for purposes of regulations adopted under Section 13 of the Bank Holding Company Act of 1956, commonly known as the "Volcker Rule." In reaching this conclusion, although other statutory or regulatory exclusions or exemptions under the Investment Company Act of 1940, as amended, or the Volcker Rule may be available, we have relied on the exclusion from registration set forth in Rule 3a-7 under the Investment Company Act.

Forward-Looking Statements

This prospectus, including information incorporated by reference in this prospectus, may contain forward-looking statements. Such statements are subject to risks and uncertainties. Actual conditions, events or results may differ materially from those set forth in such forward-looking statements. Words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "could" or similar expressions are intended to identify forward-looking statements but are not the only means to identify these statements. Forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any such statements. Factors which could cause the actual financial and other results to differ materially from those projected by us in forward-looking statements include, but are not limited to, the following:

- local, regional and national business, political or economic conditions may differ from those expected;

- the effects and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board, may adversely affect Funding's or BANA's business;

- the timely development and acceptance of new products and services may be different than anticipated;

- technological changes instituted by Funding or BANA and by persons who may affect Funding's or BANA's business may be more difficult to accomplish or more expensive than anticipated or may have unforeseen consequences;

- the ability to increase market share and control expenses may be more difficult than anticipated;

- competitive pressures among financial services companies may increase significantly;

- Funding's or BANA's reputation risk arising from negative public opinion;

- changes in laws and regulations may adversely affect Funding, BANA or their businesses;

- changes in accounting policies and practices, as may be adopted by regulatory agencies and the Financial Accounting Standards Board, may affect expected financial reporting or business results;

- the costs, effects and outcomes of litigation may adversely affect Funding, BANA or their businesses; and

- Funding or BANA may not manage the risks involved in the foregoing as well as anticipated.

_____

TABLE OF CONTENTS

Page

THE CLASS [•](201[•]-[•]) NOTES 1

    Summary of Terms 1

PROSPECTUS SUMMARY 7

    Securities Offered 7
    Risk Factors 7
    Issuing Entity 7
    Funding 7
    Master Trust II 8
    BANA and Affiliates 8
    Indenture Trustee 9
    Owner Trustee 10
    Asset Representations Reviewer 10
    Parties, Transferred Assets and Operating Documents 11
    Series, Classes and Tranches of Notes 12
    BAseries Notes 12
    Interest Payments 13
    Expected Principal Payment Date and Legal Maturity Date 14
    Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal
        Liquidation Amount of Notes 15
    Subordination 16
    BAseries Credit Enhancement 17
    BAseries Required Subordinated Amount 18
    Limit on Repayment of All Notes 19
    Sources of Funds to Pay the Notes 19
    BAseries Class C Reserve Account 23
    Flow of Funds and Application of Finance Charge and Principal Collections 23
    Revolving Period 24
    Early Redemption of Notes 24
    Optional Redemption by the Issuing Entity 25
    Events of Default 26
    Events of Default Remedies 27
    BAseries Issuing Entity Accounts 27
    Security for the Notes 27
    Limited Recourse to the Issuing Entity 28
    BAseries Accumulation Reserve Account 28
    Shared Excess Available Funds 29
    Registration, Clearing and Settlement 29
    Stock Exchange Listing 29
    Ratings 29
    ERISA Eligibility 30
    Tax Status 30
    Denominations 30
    Application of Collections of Finance Charges and Principal Payments Received
        by BANA as Servicer of Master Trust II 31
    Application of BAseries Available Funds 32
    Application of BAseries Available Principal Amounts 32
    Fees and Expenses Payable from BAseries Available Funds and BAseries
        Available Principal Amounts 33

TABLE OF CONTENTS
(continued)

BAseries Required Subordinated Amounts and Required Class D Investor Interest 34

RISK FACTORS 36

TRANSACTION PARTIES; LEGAL PROCEEDINGS; AFFILIATIONS, RELATIONSHIPS AND RELATED TRANSACTIONS 59

    BA Credit Card Trust 59

    BA Master Credit Card Trust II 60

    BA Credit Card Funding, LLC 62

    BANA and Affiliates 62

        Merger of FIA into BANA 64

        Removal and Dissolution of BACCS 64

        [Credit Risk Retention] 65

        Certain Interests in Master Trust II and the Issuing Entity 66

        Industry Developments 67

        Litigation 67

        Regulatory Developments 68

    The Bank of New York Mellon 68

    Wilmington Trust Company 69

    [Providers of Derivatives] 69

    [Clayton Fixed Income Services LLC] 69

USE OF PROCEEDS 70

THE NOTES 70

    General 70

    Interest 71

    Principal 72

    Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount 73

        Stated Principal Amount 74

        Outstanding Dollar Principal Amount 74

        Nominal Liquidation Amount 74

    Final Payment of the Notes 76

    Subordination of Interest and Principal 77

    Required Subordinated Amount 77

    Early Redemption of Notes 83

    Issuances of New Series, Classes and Tranches of Notes 84

    Payments on Notes; Paying Agent 86

    Denominations 87

    Record Date 87

    Governing Law 87

    Form, Exchange and Registration and Transfer of Notes 87

    Book-Entry Notes 88

    The Depository Trust Company 89

    Clearstream Banking 90

    Euroclear 90

TABLE OF CONTENTS
(continued)

Page

Distributions on Book-Entry Notes 91
Global Clearing and Settlement Procedures..91
Definitive Notes...92
Replacement of Notes..92
SOURCES OF FUNDS TO PAY THE NOTES 93
The Collateral Certificate 93
Deposit and Application of Funds 95
Deposit and Application of Funds for the BAseries..97
    BAseries Available Funds..97
    Application of BAseries Available Funds 98
    Targeted Deposits of BAseries Available Funds to the Interest Funding
        Account 99
    Allocation to Interest Funding Subaccounts 99
    Payments Received from Derivative Counterparties for Interest on Foreign
        Currency Notes 100
    Deposits of Withdrawals from the Class C Reserve Account to the Interest
        Funding Account 100
    Allocations of Reductions from Charge-Offs 100
    Limits on Reallocations of Charge-Offs to a Tranche of Class C Notes
        from Tranches of Class A and Class B...101
    Limits on Reallocations of Charge-Offs to a Tranche of Class B Notes
        from Tranches of Class A Notes 101
    Allocations of Reimbursements of Nominal Liquidation Amount Deficits 101
    Application of BAseries Available Principal Amounts 102
    Reductions to the Nominal Liquidation Amount of Subordinated Classes
        from Reallocations of BAseries Available Principal Amounts.................104
    Limit on Allocations of BAseries Available Principal Amounts and
        BAseries Available Funds 105
    Targeted Deposits of BAseries Available Principal Amounts to the
        Principal Funding Account...106
    Allocation to Principal Funding Subaccounts...108
    Limit on Deposits to the Principal Funding Subaccount of Subordinated
        Notes; Limit on Repayments of all Tranches..109
    Payments Received from Derivative Counterparties for Principal.................109
    Deposits of Withdrawals from the Class C Reserve Account to the
        Principal Funding Account...110
    Withdrawals from Interest Funding Subaccounts..110
    Withdrawals from Principal Funding Account 110
    Targeted Deposits to the Class C Reserve Account..112
    Withdrawals from the Class C Reserve Account...112
    Targeted Deposits to the Accumulation Reserve Account 113
    Withdrawals from the Accumulation Reserve Account 113
    Final Payment of the Notes..114

Pro Rata Payments Within a Tranche 114
Shared Excess Available Funds 114
Issuing Entity Accounts..115
Derivative Agreements 116
Sale of Credit Card Receivables 116
Sale of Credit Card Receivables for BAseries Notes...117
Limited Recourse to the Issuing Entity; Security for the Notes 118

THE INDENTURE 119
Indenture Trustee 119
Owner Trustee 121
Issuing Entity Covenants 122
Early Redemption Events 123
Events of Default 124
Events of Default Remedies 124
Meetings 126
Voting 126
Amendments to the Indenture and Indenture Supplements..127
Tax Opinions for Amendments 129
Addresses for Notices 130
Issuing Entity's Annual Compliance Statement 130
Indenture Trustee's Annual Report 130
List of Noteholders 130
Reports..131

BANA'S CREDIT CARD ACTIVITIES 133
General..133
Origination, Account Acquisition, Credit Lines and Use of Credit Card Accounts 133
Card Processing Reseller and Total System Services, Inc. 134
Interchange 135

BANA'S CREDIT CARD PORTFOLIO 135
Billing and Payments..135
Risk Control and Fraud...136
Delinquencies and Collection Efforts...137
Charge-Off Policy...137
Renegotiated Loans and Re-Aged Accounts 137

RECEIVABLES TRANSFER AGREEMENTS GENERALLY 138

THE RECEIVABLES PURCHASE AGREEMENT 138
Sale of Receivables...138
Representations and Warranties 139
Repurchase Obligations..139
Reassignment of Other Receivables 140
Amendments...141
Termination 141

MASTER TRUST II 141

General 141

Master Trust II Trustee 142

The Receivables 144

    Review of Receivables in Master Trust II Portfolio 145

    Demands for Repurchases of Receivables in Master Trust II Portfolio 147

Investor Certificates 147

Conveyance of Receivables 148

Addition of Master Trust II Assets 148

Removal of Accounts 150

Collection and Other Servicing Procedures 152

    Current Consolidated Payment Prioritization Methodology Not Fully
        Comparable with Previous Payment Prioritization Methodologies 153

Master Trust II Accounts 154

Investor Percentage 155

Application of Collections 155

Defaulted Receivables; Rebates and Fraudulent Charges 157

Master Trust II Termination 158

Pay Out Events 158

Servicing Compensation and Payment of Expenses 159

The Class D Certificate 160

New Issuances 162

Representations and Warranties 163

Certain Matters Regarding the Servicer and the Transferor 166

Servicer Default 167

Evidence as to Compliance 168

Amendments to the Master Trust II Agreement 169

Treatment of Noteholders 171

Certificateholders Have Limited Control of Actions 172

NEW REQUIREMENTS FOR SEC SHELF REGISTRATION 172

CEO Certification 172

Asset Representations Review 173

    General 173

    Delinquency Trigger 174

    Voting Trigger 176

    Asset Review 177

    Limitation on Liability; Indemnification 179

    Eligibility of Asset Representations Reviewer 180

    Resignation and Removal of the Asset Representations Reviewer 180

    Asset Representations Reviewer Compensation 181

    Amendment of the Asset Representations Review Agreement 182

Dispute Resolution 182

Investor Communication 185

CONSUMER PROTECTION LAWS 186

FEDERAL INCOME TAX CONSEQUENCES 187

TABLE OF CONTENTS
(continued)

General 187
Description of Opinions 188
Tax Characterization of the Issuing Entity and the Notes 188
Consequences to Holders of the Offered Notes 190
State and Local Tax Consequences 192

BENEFIT PLAN INVESTORS 192

Prohibited Transactions 193
Potential Prohibited Transactions from Investment in Notes 193
Prohibited Transactions between the Benefit Plan and a Party in Interest 193
Prohibited Transactions between the Issuing Entity or Master Trust II and a Party
   in Interest 194
Investment by Benefit Plan Investors 195
Tax Consequences to Benefit Plans 195

[UNDERWRITING][PLAN OF DISTRIBUTION] 195

LEGAL MATTERS 198

WHERE YOU CAN FIND MORE INFORMATION 199

GLOSSARY OF DEFINED TERMS 200

THE MASTER TRUST II PORTFOLIO A-I-1

General A-I-1
Delinquency and Principal Charge-Off Experience A-I-1
Revenue Experience A-I-4
Principal Payment Rates A-I-5
The Receivables A-I-5

OUTSTANDING SERIES, CLASSES, AND TRANCHES OF NOTES A-II-1

OUTSTANDING MASTER TRUST II SERIES OF INVESTOR CERTIFICATES A-III-1

<h1 style="text-align:center">The Class [•](201[•]-[•]) Notes</h1>

<h2 style="text-align:center">Summary of Terms</h2>

This summary does not contain all the information you may need to make an informed investment decision. You should read this prospectus in its entirety before you purchase any notes.

Only the Class [•](201[•]-[•]) notes are being offered through this prospectus. Other series, classes and tranches of BA Credit Card Trust notes, including other tranches of notes that are included in the BAseries as a part of the Class [•] notes or other notes that are included in the Class[•](201[•]-[•]) tranche, may be issued by BA Credit Card Trust in the future without the consent of, or prior notice to, any noteholders. See "*Annex II: Outstanding Series, Classes and Tranches of Notes*" in this prospectus for information on the other notes previously issued by BA Credit Card Trust. See "*Annex III: Outstanding Master Trust II Series of Investor Certificates*" in this prospectus for information on the certificates previously issued by BA Master Credit Card Trust II.

Other series of certificates of master trust II may be issued without the consent of, or prior notice to, any noteholders or certificateholders.

Transaction Parties

Issuing Entity of the Notes	BA Credit Card Trust (issuing entity)
Issuing Entity of the Collateral Certificate	BA Master Credit Card Trust II (master trust II)
Sponsor, Servicer and Originator	Bank of America, National Association (BANA)
Transferor and Depositor	BA Credit Card Funding, LLC (Funding)
Master Trust II Trustee, Indenture Trustee	The Bank of New York Mellon
Owner Trustee	Wilmington Trust Company
Asset Representations Reviewer	[Clayton Fixed Income Services LLC]
[*Derivative Counterparty*]	[NAME OF COUNTERPARTY]

Assets

Primary Asset of the Issuing Entity	Master trust II, Series 2001-D Collateral Certificate	
Collateral Certificate	Undivided interest in master trust II	
Primary Assets of Master Trust II	Receivables in unsecured consumer revolving credit card accounts	
Receivables (as of beginning of the day on [•] [•], 201[•])	Principal receivables:	$[•]
	Finance charge receivables:	$[•]

Asset Backed Securities Offered   Class [•](201[•]-[•])

Class	Class [•]
Series	BAseries
Initial Principal Amount	$[•]
Initial Nominal Liquidation Amount	$[•]
Expected Issuance Date	[•] [•], 201[•]
[*Subordination*	[The Class B(201[•]-[•]) notes will be subordinated to the Class A notes.]] [The Class C(201[•]-[•]) notes will be subordinated to the Class A and Class B notes.]]
[*Credit Enhancement*	[Subordination of the Class B notes, the Class C notes and the Class D certificate] [Subordination of the Class C notes and the Class D certificate] [Subordination of the Class D certificate]]
[*Credit Enhancement Amount*	Required Subordinated Amount and Required Class D Investor Interest]

<p style="text-align:center">1</p>

[*Required Subordinated Amount of Class B Notes*	Applicable required subordination percentage of Class B notes *multiplied by* the adjusted outstanding dollar principal amount of the Class A(201[•]-[•]) notes.]
[*Required Subordination Percentage of Class B Notes*	[•]%. However, see "*Prospectus Summary—BAseries Required Subordinated Amounts and Required Class D Investor Interest*" and "*The Notes—Required Subordinated Amount*" for a discussion of the calculation of the applicable stated percentage and the method by which the applicable stated percentage may be changed in the future.]
[*Required Subordinated Amount of Class C Notes*	[Applicable required subordination percentage of Class C notes *multiplied by* the adjusted outstanding dollar principal amount of the Class A(201[•]-[•]) notes.] [An amount equal to [•]% of the adjusted outstanding dollar principal amount of the Class B(201[•]-[•]) notes that are not providing credit enhancement to the Class A notes, plus 100% of the adjusted outstanding dollar principal amount of the Class B(201[•]-[•]) notes' pro rata share of the Class A required subordinated amount of Class C notes for all Class A notes. See "*The Notes—Required Subordinated Amount*" for a discussion of the calculation of the Class B(201[•]-[•]) notes' required subordinated amount of Class C notes, and the method by which that calculation may be changed in the future.]]
[*Required Subordination Percentage of Class C Notes*	[•]%. However, see "*Prospectus Summary—BAseries Required Subordinated Amounts and Required Class D Investor Interest*" and "*The Notes—Required Subordinated Amount*" for a discussion of the calculation of the applicable stated percentage and the method by which the applicable stated percentage may be changed in the future.]
Required Class D Investor Interest	The required Class D investor interest is approximately equal to 10.50% of the sum of the aggregate adjusted outstanding dollar principal amount of the BAseries notes. See "*Prospectus Summary—BAseries Required Subordinated Amounts and Required Class D Investor Interest*" and "*The Notes—Required Subordinated Amount—The Class D Certificate*" for a more specific description of how the required Class D investor interest is calculated.
Accumulation Reserve Account Targeted Deposit	0.5% of the outstanding dollar principal amount of the Class [•](201[•]-[•]) notes; *provided, however,* that if the Class [•](201[•]-[•]) notes require only one budgeted deposit to accumulate and pay the principal of the Class [•](201[•]-[•]) notes on the expected principal payment date, the accumulation reserve account targeted deposit will be zero. See "*Prospectus Summary—BAseries Accumulation Reserve Account*" for a description of how the accumulation reserve account targeted deposit can be changed.
[*Class C Reserve Account Targeted Deposit*	Nominal liquidation amount of all BAseries notes *multiplied by* the applicable funding percentage.]

[*Funding Percentage*	**Three-month average**	
	excess available funds	**Funding %**
	4.50% or greater	0.00%
	4.00% to 4.49%	1.25%
	3.50% to 3.99%	2.00%
	3.00% to 3.49%	2.75%
	2.50% to 2.99%	3.50%
	2.00% to 2.49%	4.50%
	1.99% or less	6.00%

Increases in the funding percentage will lead to a larger targeted deposit to the Class C reserve account, and therefore also to the related Class C reserve subaccount for these Class C(201[•]-[•]) notes. Funds on deposit in this Class C reserve subaccount will be available to cover shortfalls in interest and principal on the Class C(201[•]-[•]) notes. However, amounts on deposit in the Class C reserve subaccount may have been reduced due to withdrawals to cover shortfalls in interest or principal due in prior periods. In addition, the Class C reserve subaccount may not be fully funded if Available Funds after giving effect to prior required deposits are insufficient to make the full targeted deposit into the Class C reserve subaccount.]

[*Excess Available Funds Percentage*   Excess of Portfolio Yield over Base Rate. See "*Prospectus Summary—BAseries Class C Reserve Account.*"]

[[Asset-Backed Securities][Other Interests]
 Not Offered   [Description of [asset-backed securities][other interests] not offered by this prospectus.]]

Interest

Interest Rate   [London interbank offered rate for U.S. dollar deposits for a [•]-month period [(or, for the first interest accrual period, the rate that corresponds to the actual number of days in the first interest accrual period)] (LIBOR) as of each LIBOR determination date *plus*] [•]% per year.

[*LIBOR Determination Dates*   [•] [•], 201[•] for the period from and including the issuance date to but excluding [•] [•], 201[•], and for each interest accrual period thereafter, the date that is two London Business Days before each distribution date.]

Distribution Dates   The [•]th day of each calendar month (or the next Business Day if the [•]th is not a Business Day)

[*London Business Day*   London, New York, New York, Newark, Delaware, and Charlotte, North Carolina banking day.]

Interest Accrual Method   [Actual] [30]/360

Interest Accrual Periods   From and including the issuance date to but excluding the [•]th day of the calendar month in which the first interest payment date occurs and then from and including the [•]th day of each calendar month to but excluding the [•]th day in the next calendar month. The first interest accrual period will begin on and include the issuance date for the Class [•](201[•]-[•]) notes and end on but exclude the first interest payment date for the Class [•](201[•]-[•]) notes, [•] [•], 201[•].

Interest Payment Dates   Each distribution date starting on [•] [•], 201[•]

First Interest Payment Date   [•] [•], 201[•]

3

[*First Interest Payment*	$[•]]
Business Day	New York, New York, Newark, Delaware, and Charlotte, North Carolina banking day

Principal

Expected Principal Payment Date	[•] [•], 20[•]
Legal Maturity Date	[•] [•], 20[•]
Revolving Period End	Between 12 and 1 months prior to expected principal payment date

Servicing Fee

2% of the Series 2001-D investor interest

[Derivative Agreement

The Class [•](201[•]-[•]) notes will have the benefit of an interest rate swap agreement (referred to as the derivative agreement) provided by [NAME OF COUNTERPARTY], as derivative counterparty. Under the derivative agreement, for each Transfer Date:

- the derivative counterparty will make a payment to the issuing entity, based on the outstanding dollar principal amount of the Class [•](201[•]-[•]) notes, at a rate equal to [•]% per year; and

- the issuing entity will make a payment to the derivative counterparty, based on the outstanding dollar principal amount of the Class [•](201[•]-[•]) notes, at a rate not to exceed [•]-month LIBOR (for the related interest period) plus [•]% per year.

For a more detailed discussion of the derivative agreement, see "*Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](201[•]-[•]) Notes*."]

[Derivative Counterparties

Add name, organizational form and general character of the business of any derivative counterparty to the extent required. Disclose other information regarding the derivative counterparty as required, including, but not limited to, a description of any material affiliations or business agreements/arrangements with any other material transaction party.]

Early Redemption Events

Early redemption events applicable to the Class [•](201[•]-[•]) notes include the following: (i) the occurrence of the expected principal payment date for such notes; (ii) each of the Pay Out Events described under "*Master Trust II—Pay Out Events*" in this prospectus; (iii) the issuing entity becoming an "investment company" within the meaning of the Investment Company Act of 1940, as amended; (iv) for any date the amount of Excess Available Funds for the BAseries averaged over the 3 preceding calendar months is less than the Required Excess Available Funds for the BAseries for such date[; and (v) specify any other early redemption event]. See "*The Indenture—Early Redemption Events*" in this prospectus.

[If an early redemption event (other than clause (iii) above) applicable to the Class [•](201[•]-[•]) notes occurs and the derivative agreement has not been terminated or an interest reserve account event has not occurred, Available Principal Amounts allocable to the Class [•](201[•]-[•]) notes together with any amounts in the principal funding subaccount for the Class [•](201[•]-[•]) notes will not be paid to the holders of the Class [•](201[•]-[•]) notes, but instead will be retained in the principal funding subaccount and paid to the Class [•](201[•]-[•]) noteholders on the expected principal payment date of the Class [•](201[•]-[•]) notes. See "*The Class [•](201[•]-[•]) Notes—Early Redemption of Notes.*"

If following an early redemption event for the Class [•](201[•]-[•]) notes (i) the derivative agreement terminates, (ii) an interest reserve account event occurs, (iii) the issuing entity becomes an "investment company" within the meaning of the Investment Company Act of 1940, as amended or (iv) an event of default and acceleration of the Class [•](201[•]-[•]) notes occurs, Available Principal Amounts will be paid to the Class [•](201[•]-[•]) noteholders. See "*The Class [•](201[•]-[•]) Notes—Early Redemption of Notes.*"

See "*Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](201[•]-[•]) Notes*" for a description of the events leading to the occurrence of an interest reserve account event.]

Events of Default

Events of default applicable to the Class [•](201[•]-[•]) notes include the following: (i) the issuing entity's failure, for a period of 35 days, to pay interest upon such notes when such interest becomes due and payable; (ii) the issuing entity's failure to pay the principal amount of such notes on the applicable legal maturity date; (iii) the issuing entity's default in the performance, or breach, of any other of its covenants or warranties, as discussed in this prospectus; and (iv) the occurrence of certain events of bankruptcy, insolvency, conservatorship or receivership of the issuing entity. See "*The Indenture—Events of Default*" in this prospectus.

Optional Redemption

If the nominal liquidation amount is less than 5% of the highest outstanding dollar principal amount.

ERISA Eligibility

Yes, subject to important considerations described under "*Benefit Plan Investors*" in this prospectus (**investors are cautioned to consult with their counsel**). By purchasing the Class [•](201[•]-[•]) notes, each investor purchasing on behalf of employee benefit plans or individual retirement accounts will be deemed to certify that the purchase and subsequent holding of the notes by the investor would be exempt from the prohibited transaction rules of ERISA and/or Section 4975 of the Internal Revenue Code.

5

Tax Treatment

Debt for U.S. federal income tax purposes, subject to important considerations described under "*Federal Income Tax Consequences*" in this prospectus (**investors are cautioned to consult with their tax counsel**).

[Stock Exchange Listing

The issuing entity will apply to list the Class [•](201[•]-[•]) notes on a stock exchange in Europe. The issuing entity cannot guarantee that the application for the listing will be accepted or that, if accepted, the listing will be maintained. To determine whether the Class [•](201[•]-[•]) notes are listed on a stock exchange you may contact the issuing entity c/o Wilmington Trust Company, Rodney Square North, 1100 N. Market Street, Wilmington, Delaware 19890-0001, telephone number: (302) 651-1000.]

Clearing and Settlement

DTC/Clearstream/Euroclear

Prospectus Summary

This summary does not contain all the information you may need to make an informed investment decision. You should read this prospectus in its entirety before you purchase any notes.

Securities Offered

The issuing entity may periodically offer notes in one or more series, classes, or tranches. The notes will be issued pursuant to an indenture between the issuing entity and The Bank of New York Mellon, as indenture trustee. Each series of notes will be issued pursuant to a supplement to the indenture between the issuing entity and the indenture trustee.

The issuing entity is offering only the Class [•](201[•]-[•]) notes by means of this prospectus. The Class [•](201[•]-[•]) notes are part of a series of notes called the BAseries. As of the date of this prospectus, the BA series is the only issued and outstanding series of the issuing entity. See "*Annex II: Outstanding Series, Classes and Tranches of Notes*" for information about other outstanding notes issued by the issuing entity. The BAseries consists of Class [•] notes, Class B notes and Class C notes. The Class [•](201[•]-[•]) notes are a tranche of Class [•] notes of the BAseries. When issued, the Class [•](201[•]-[•]) notes will be issued by, and obligations of, BA Credit Card Trust.

On the expected issuance date, the Class [•](201[•]-[•]) notes are expected to be the [•] tranche of Class [•] notes currently outstanding in the BAseries (excluding Class A(2001-Emerald), which currently has a nominal liquidation amount of $[•]).

Risk Factors

Investment in the Class [•](201[•]-[•]) notes involves risks. You should consider carefully the risk factors beginning on page 36 in this prospectus.

Issuing Entity

BA Credit Card Trust, a Delaware statutory trust, is the issuing entity of the notes. The address of the issuing entity is BA Credit Card Trust, c/o Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001. Its telephone number is (302) 651-1000.

BA Credit Card Funding, LLC is the beneficiary of the issuing entity.

Funding

BA Credit Card Funding, LLC (referred to as Funding), a limited liability company formed under the laws of Delaware and a direct subsidiary of BANA, is the transferor and depositor of the issuing entity. The address for Funding is Hearst Tower, 214 North Tryon Street, Suite #21-39, NC1-027-21-04, Charlotte, North Carolina 28255 and its telephone number is (980) 683-4915. In addition, Funding is the holder of the transferor interest in BA Master Credit Card Trust II, the beneficiary of the issuing entity, and the holder of the Class D certificate.

On October 20, 2006, Funding was substituted for FIA Card Services, National Association (referred to as FIA, and to which BANA has succeeded by merger as of October 1, 2014 (referred to as the merger date)) as the transferor of receivables to master trust II, as holder of the transferor interest in master trust II, and as beneficiary of the issuing entity. See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—BA Credit Card Funding, LLC*."

Master Trust II

The issuing entity's primary asset is an investor certificate issued by BA Master Credit Card Trust II (referred to as master trust II), a Delaware trust. This investor certificate, referred to as the collateral certificate, is a part of Series 2001-D and represents an undivided interest in master trust II. For a description of the collateral certificate, see "*Sources of Funds to Pay the Notes—The Collateral Certificate*."

Also as a part of Series 2001-D, master trust II has issued the Class D certificate, which is an investor certificate that represents an undivided interest in master trust II. The Class D certificate provides credit enhancement to the collateral certificate, and therefore provides credit enhancement to the notes as well. For a description of the Class D certificate, see "*Master Trust II—The Class D Certificate*."

Master trust II's assets primarily include receivables from certain unsecured revolving credit card accounts that meet the eligibility criteria for inclusion in master trust II. These eligibility criteria are discussed in "*Master Trust II—Addition of Master Trust II Assets*."

The credit card receivables in master trust II consist primarily of principal receivables and finance charge receivables. Finance charge receivables include periodic finance charges, cash advance fees, late charges and certain other fees billed to cardholders, annual membership fees, recoveries on receivables in Defaulted Accounts, and discount option receivables. Principal receivables include amounts charged by cardholders for merchandise and services, amounts advanced to cardholders as cash advances, and all other fees billed to cardholders that are not considered finance charge receivables.

Funding may add additional receivables to master trust II at any time without limitation, provided the receivables are eligible receivables, Funding does not expect the addition to cause a Pay Out Event, and the rating agencies confirm the ratings on the outstanding investor certificates and notes. Under certain limited circumstances, Funding may be required to add additional receivables to master trust II to maintain the minimum transferor interest or to maintain a minimum required amount of principal receivables in master trust II.

Funding may also remove receivables from master trust II provided Funding does not expect the removal to cause a Pay Out Event and the rating agencies confirm the ratings on the outstanding investor certificates and notes. The amount of any such removal is limited and, except in limited circumstances, may generally occur only once in a calendar month. In addition, except in limited circumstances, the receivables removed from master trust II must be selected randomly. However, if Funding breaches certain representations or warranties relating to the eligibility of receivables added to master trust II, Funding may be required to immediately remove those receivables from master trust II.

If the composition of master trust II changes over time due to Funding's ability to add and remove receivables, noteholders will not be notified of that change. However, monthly reports containing certain information relating to the notes and the collateral securing the notes will be filed with the Securities and Exchange Commission (the SEC). These reports will not be sent to noteholders. See "*Where You Can Find More Information*" for information as to how these reports may be accessed.

BANA and Affiliates

Bank of America, National Association (referred to as BANA) is a national banking association. The address of BANA's principal offices is 100 N. Tryon Street, Charlotte, North Carolina 28255. Its telephone number is (980) 683-4915. On the merger date, FIA merged with and into BANA, with BANA as the surviving entity, and BANA succeeded to all of FIA's rights and obligations with respect to its

credit card business, among other things. References to "BANA" in this summary and elsewhere in this prospectus include BANA's predecessors, including FIA, unless the context requires otherwise. See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—BANA and Affiliates—Merger of FIA into BANA*" for information on the merger.

Prior to the Substitution Date, FIA formed master trust II and transferred credit card receivables arising in accounts originated or acquired by FIA to master trust II. Currently, BANA originates and owns credit card accounts from which receivables in accounts designated for inclusion in master trust II are sold to Funding for inclusion in master trust II.

During the period from the Substitution Date to July 8, 2015 (referred to as the BACCS Removal Date), with certain limited exceptions, BANA transferred all of the receivables arising in its U.S. credit card accounts to Banc of America Consumer Card Services, LLC (referred to as BACCS), a limited liability company formed under the laws of North Carolina and a direct subsidiary of BANA. The receivables transferred to BACCS that arose in accounts designated for inclusion in master trust II were then sold by BACCS to Funding for inclusion in master trust II. On the BACCS Removal Date, BACCS was removed as the seller of receivables to Funding and replaced by BANA as the current seller of receivables to Funding as described above. BANA retains all of its obligations previously incurred in connection with the sales of receivables in designated accounts to BACCS and has assumed all obligations of BACCS as seller of receivables to Funding. See "*Transaction Parties—BANA and Affiliates—Removal and Dissolution of BACCS*" for additional information.

Prior to the BACCS Removal Date, BACCS held all of the equity in Funding and Funding was a direct subsidiary of BACCS. On the BACCS Removal Date, BACCS assigned all of the equity in Funding to BANA and Funding became a direct subsidiary of BANA.

BACCS was dissolved through a liquidating distribution of its assets to its parent, BANA, on July 17, 2015.

The removal of BACCS as seller of receivables to Funding and the subsequent dissolution of BACCS were the result of an internal corporate restructuring and BANA does not anticipate that either the removal or the dissolution will have a material adverse effect on the master trust II portfolio or the noteholders.

BANA is also the servicer for master trust II and is therefore responsible for servicing the credit card receivables in master trust II. BANA may delegate certain of its servicing functions to an affiliate of BANA or third parties. However, notwithstanding that delegation, BANA would remain obligated to service the receivables in master trust II. See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—BANA and Affiliates*."

Indenture Trustee

The Bank of New York Mellon, a New York banking corporation, is the indenture trustee under the indenture for the notes.

Under the terms of the indenture, the role of the indenture trustee is limited. See "*The Indenture— Indenture Trustee*."

See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—The Bank of New York Mellon*."

Owner Trustee

Wilmington Trust Company, a Delaware corporation with trust powers, is the owner trustee of the issuing entity. Under the terms of the trust agreement, the role of the owner trustee is limited. See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—BA Credit Card Trust.*"

See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—Wilmington Trust Company.*"

Asset Representations Reviewer

[Clayton Fixed Income Services LLC], a [Delaware limited liability company], is the asset representations reviewer under the asset representations review agreement. The asset representations reviewer may not delegate or subcontract its obligations under the asset representations review agreement without the consent of BANA, the transferor and the servicer. Any such delegation or subcontracting to which BANA, the transferor and the servicer have consented would not, however, relieve the asset representations reviewer of its liability and responsibility with respect to such obligations.

See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—[Clayton Fixed Income Services LLC].*"

Parties, Transferred Assets and Operating Documents



BANA
(Sponsor, Servicer and Originator)
Receivables
Receivables Purchase Agreement
Funding
(Transferor)
Receivables
Transferor Interest
The Bank of New York Mellon (Master Trust II Trustee)
BA Master Credit Card Trust II
Master Trust II Agreement
Collateral Certificate
Series 2001-D Supplement
Trust Agreement
The Bank of New York Mellon (Indenture Trustee)
BA Credit Card Trust
(Issuing Entity)
Indenture
Wilmington Trust Company (Owner Trustee)
BAseries
Indenture Supplement
BAseries Notes
Terms Documents
BAseries Noteholders

Series, Classes and Tranches of Notes

The notes will be issued in series. Each series is secured by a shared security interest in the collateral certificate and the collection account. It is expected that most series will consist of multiple classes. A class designation determines the relative seniority for receipt of cash flows and funding of uncovered Investor Default Amounts allocated to the related series of notes. For example, subordinated classes of notes provide credit enhancement for senior classes of notes in the same series.

Some series of notes will be multiple tranche series, meaning that they may have classes consisting of multiple tranches. Tranches of notes within a class may be issued on different dates and have different stated principal amounts, rates of interest, interest payment dates, expected principal payment dates, legal maturity dates and other material terms.

In a multiple tranche series, the expected principal payment dates and the legal maturity dates of the senior and subordinated classes of such series may be different. As such, certain subordinated tranches of notes may have expected principal payment dates and legal maturity dates earlier than some or all of the senior notes of such series. However, subordinated notes will not be repaid before their legal maturity dates, unless, after payment, the remaining subordinated notes provide the required enhancement for the senior notes. In addition, senior notes will not be issued unless, after issuance, there are enough outstanding subordinated notes to provide the required subordinated amount for the senior notes. See "*The Notes—Issuances of New Series, Classes and Tranches of Notes*."

Some series may not be multiple tranche series. For these series, there will be only one tranche per class and each class will generally be issued on the same date. The expected principal payment dates and legal maturity dates of the subordinated classes of such a series will either be the same as or later than those of the senior classes of that series.

BAseries Notes

The Class [•](201[•]-[•]) notes are part of the BAseries. The BAseries is a multiple tranche series. Each class of notes in the BAseries may consist of multiple tranches. Whenever a "class" of notes is referred to in this prospectus, it includes all tranches of that class of notes, unless the context otherwise requires. Notes of any tranche can be issued on any date so long as there is sufficient credit enhancement on that date, either in the form of outstanding subordinated notes or other forms of credit enhancement. See "*The Notes—Issuances of New Series, Classes and Tranches of Notes*." The expected principal payment dates and legal maturity dates of tranches of senior and subordinated classes of the BAseries may be different. Therefore, subordinated notes may have expected principal payment dates and legal maturity dates earlier than some or all of the senior notes of the BAseries. Subordinated notes will generally not be paid before their legal maturity date unless, after payment, the remaining outstanding subordinated notes provide the credit enhancement required for the senior notes.

In general, the subordinated notes of the BAseries serve as credit enhancement for all of the senior notes of the BAseries, regardless of whether the subordinated notes are issued before, at the same time as, or after the senior notes of the BAseries. However, certain tranches of senior notes may not require subordination from each class of notes subordinated to it. For example, if a tranche of Class A notes requires credit enhancement solely from Class C notes, the Class B notes will not, in that case, provide credit enhancement for that tranche of Class A notes. The amount of credit exposure of any particular tranche of notes is a function of, among other things, the total amount of notes issued, the required subordinated amount, the amount of usage of the required subordinated amount and the amount on deposit in the senior tranches' principal funding subaccounts.

As of the date of this prospectus, the BAseries is the only issued and outstanding series of the issuing entity. See "*Annex II: Outstanding Series, Classes and Tranches of Notes*" for information about the other outstanding notes issued by the issuing entity. Other series, classes and tranches of notes, including other tranches of notes that are included in the BAseries, may be issued by the issuing entity in the future without the consent of, or prior notice to, any noteholders.

Interest Payments

Each tranche of notes will bear interest from the date and at the rate set forth or as determined in the related prospectus. Interest on the notes will be paid on the interest payment dates determined in connection with the issuance of such notes.

Interest on the Class [•](201[•]-[•]) notes will accrue at [a floating rate equal to the London interbank offered rate for U.S. dollar deposits for a [•]-month period [(or, for the first interest accrual period, the rate that corresponds to the actual number of days in the first interest accrual period)] (LIBOR) *plus* a spread as] [the fixed rate] specified on the cover page of this prospectus.

[LIBOR appears on Reuters Screen LIBOR01 Page (or comparable replacement page) and will be the rate available at 11:00 a.m., London time, on the related LIBOR determination date. If the rate does not appear on that page, the rate will be the average of the rates offered by four prime banks in London. If fewer than two London banks provide a rate at the request of the indenture trustee, the rate will be the average of the rates offered by four major banks in New York City.]

Interest on the Class [•](201[•]-[•]) notes for any interest payment date will equal [one-twelfth of] the product of:

- the Class [•](201[•]-[•]) note interest rate [for the applicable interest accrual period]; *multiplied by*

- [the actual number of days in the related interest accrual period *divided by* 360; *multiplied by*]

- the outstanding dollar principal amount of the Class [•](201[•]-[•]) notes as of the related record date.

[The payment of interest on the Class A(201[•]-[•]) notes on any payment date is senior to the payment of interest on Class B and Class C notes of the BAseries on that date.] [The payment of interest on the Class B(201[•]-[•]) notes on any payment date is senior to the payment of interest on Class C notes of the BAseries on that date.] Generally, no payment of interest will be made on any Class B BAseries note until the required payment of interest has been made to all Class A BAseries notes. Likewise, generally, no payment of interest will be made on any Class C BAseries note until the required payment of interest has been made to all Class A and Class B BAseries notes. However, funds on deposit in the Class C reserve account will be available only to holders of Class C notes to cover shortfalls of interest on Class C notes on any interest payment date. [The Class B(201[•]-[•]) notes generally will not receive interest payments on any payment date until the Class A notes have received their full interest payment on that date.] [The Class C(201[•]-[•]) notes generally will not receive interest payments on any payment date until the Class A notes and Class B notes have received their full interest payment on that date.]

The issuing entity will pay interest on the Class [•](201[•]-[•]) notes solely from the portion of BAseries Available Funds and from other amounts that are available to the Class [•](201[•]-[•]) notes under the indenture and the BAseries indenture supplement after giving effect to all allocations and reallocations. If those sources are not sufficient to pay the interest on the Class [•](201[•]-[•]) notes, Class [•](201[•]-[•])

noteholders will have no recourse to any other assets of the issuing entity, BANA, Funding or any other person or entity for the payment of interest on those notes.

Expected Principal Payment Date and Legal Maturity Date

It is expected that the issuing entity will pay the stated principal amount of each note in one payment on that note's expected principal payment date. The expected principal payment date of a note is generally 29 months before its legal maturity date. The legal maturity date is the date on which a note is legally required to be fully paid in accordance with its terms. The issuing entity will generally be obligated to pay the stated principal amount of a note on its expected principal payment date, or upon the occurrence of an early redemption event or event of default and acceleration or other optional or mandatory redemption, only to the extent that funds are available for that purpose and only to the extent that payment is permitted by the subordination provisions of the senior notes of the same series. The remedies a noteholder may exercise following an event of default and acceleration or on the legal maturity date are described in "*The Indenture—Events of Default Remedies*" and "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables.*"

[Payments of principal on the Class A(201[•]-[•]) notes are not subordinated to any other notes.][Payments of principal on the Class B(201[•]-[•]) notes are subordinated to payments of principal on the BAseries Class A notes.][Payments of principal on the Class C(201[•]-[•]) notes are subordinated to payments of principal on the BAseries Class A notes and the BAseries Class B notes.] [See "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Allocations to Principal Funding Subaccounts*" for a detailed discussion of the subordination of interest and principal payments for the Class B notes and Class C notes of the BAseries.]

The issuing entity expects to pay the stated principal amount of the Class [•](201[•]-[•]) notes in one payment on the expected principal payment date specified on the cover page of this prospectus, and is obligated to do so if funds are available for that purpose [and not required for subordination]. If the stated principal amount of the Class [•](201[•]-[•]) notes is not paid in full on the expected principal payment date due to insufficient funds [or insufficient credit enhancement], noteholders will generally not have any remedies against the issuing entity until the legal maturity date of the Class [•](201[•]-[•]) notes.

In addition, if the stated principal amount of the Class [•](201[•]-[•]) notes is not paid in full on the expected principal payment date, then an early redemption event will occur for the Class [•](201[•]-[•]) notes and [, subject to the principal payment rules described under "*—Subordination*," "*—BAseries Credit Enhancement*" and "*—BAseries Required Subordinated Amount*" below,] principal and interest payments on the Class [•](201[•]-[•]) notes will be made monthly until they are paid in full or until the legal maturity date occurs, whichever is earlier.

Principal of the Class [•](201[•]-[•]) notes will begin to be paid earlier than the expected principal payment date if any other early redemption event or an event of default and acceleration occurs for the Class [•](201[•]-[•]) notes. See "*The Notes—Early Redemption of Notes*," "*The Indenture—Early Redemption Events*" and "*—Events of Default*" in this prospectus.

The issuing entity will pay principal on the Class [•](201[•]-[•]) notes solely from the portion of BAseries Available Principal Amounts and from other amounts which are available to the Class [•](201[•]-[•]) notes under the indenture and the BAseries indenture supplement after giving effect to all allocations and reallocations. If those sources are not sufficient to pay the principal of the Class [•](201[•]-[•]) notes, Class [•](201[•]-[•]) noteholders will have no recourse to any other assets of the issuing entity, Funding, BANA or any other person or entity for the payment of principal on those notes.

14

Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount of Notes

Each note has a stated principal amount, an outstanding dollar principal amount and a nominal liquidation amount.

- *Stated Principal Amount.* The stated principal amount of a note is the amount that is stated on the face of the note to be payable to the holder. It can be denominated in U.S. dollars or a foreign currency.

- *Outstanding Dollar Principal Amount.* For U.S. dollar notes, the outstanding dollar principal amount is the same as the initial dollar principal amount of the notes, less principal payments to noteholders. For foreign currency notes, the outstanding dollar principal amount is the U.S. dollar equivalent of the initial dollar principal amount of the notes, less dollar payments to derivative counterparties for principal.

In addition, the Class [•](201[•]-[•]) notes will, and other notes may, have an Adjusted Outstanding Dollar Principal Amount. The Adjusted Outstanding Dollar Principal Amount is the same as the outstanding dollar principal amount, less any funds on deposit in the principal funding subaccount for that note.

- *Nominal Liquidation Amount.* The nominal liquidation amount of a note is a U.S. dollar amount based on the outstanding dollar principal amount of the note, but after deducting:

  - that note's share of reallocations of Available Principal Amounts used to pay interest on senior classes of notes or a portion of the master trust II servicing fee allocated to its series;

  - that note's share of charge-offs resulting from uncovered Investor Default Amounts; and

  - amounts on deposit in the principal funding subaccount for that note;

  and adding back all reimbursements from Excess Available Funds allocated to that note of (i) reallocations of Available Principal Amounts used to pay interest on senior classes of notes or the master trust II servicing fee or (ii) charge-offs resulting from uncovered Investor Default Amounts. Excess Available Funds are Available Funds that remain after the payment of interest and other required payments for the notes.

The nominal liquidation amount of a note corresponds to the portion of the investor interest of the collateral certificate that is allocated to support that note.

The aggregate nominal liquidation amount of all of the notes *plus* the Class D Investor Interest is equal to the Investor Interest of Series 2001-D. The Investor Interest of Series 2001-D corresponds to the amount of principal receivables in master trust II that is allocated to support Series 2001-D. Anything that increases or decreases the aggregate nominal liquidation amount of the notes or the Class D Investor Interest will also increase or decrease the Investor Interest of Series 2001-D.

Upon a sale of credit card receivables held by master trust II (i) following the insolvency of Funding, (ii) following an event of default and acceleration for a note, or (iii) on a note's legal maturity date, each as described in "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables*," the nominal liquidation amount of a note will be reduced to zero.

For a detailed discussion of nominal liquidation amount, see "*The Notes—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount—Nominal Liquidation Amount*."

Subordination

Payment of principal of and interest on subordinated classes of notes will be subordinated to the payment of principal of and interest on senior classes of notes except to the extent provided in this prospectus. [The Class A notes, including the Class A(201[•]-[•]) notes, will not be subordinated to any other BAseries notes.] [The Class B(201[•]-[•]) notes will be subordinated to the Class A BAseries notes.]] [The Class C(201[•]-[•]) notes will be subordinated to the Class A and Class B BAseries notes.]]

Available Principal Amounts allocable to subordinate classes of BAseries notes [such as the Class B(201[•]-[•]) notes] [such as the Class C(201[•]-[•]) notes] may be reallocated to pay interest on [the Class A BAseries notes] [the Class A BAseries notes and the Class B BAseries notes] or a portion of the master trust II servicing fee allocable to the BAseries. In addition, the nominal liquidation amount of a subordinated class of BAseries notes [such as the Class B(201[•]-[•]) notes] [such as the Class C(201[•]-[•]) notes] will generally be reduced for charge-offs resulting from uncovered Investor Default Amounts prior to any reductions in the nominal liquidation amount of the senior classes of BAseries. While in a multiple tranche series (including the BAseries) charge-offs from uncovered Investor Default Amounts allocable to the series initially will be allocated to each tranche *pro rata*, these charge-offs will then be reallocated from tranches in the senior classes to tranches in the subordinated classes [such as the Class B(201[•]-[•]) notes] [such as the Class C(201[•]-[•]) notes] to the extent credit enhancement in the form of subordination is still available to such senior tranches.

In addition, Available Principal Amounts are first utilized to fund targeted deposits to the principal funding subaccounts of senior classes before being applied to the principal funding subaccounts of the subordinated classes [such as the Class B(201[•]-[•]) notes] [such as the Class C(201[•]-[•]) notes].

In a multiple tranche series (including the BAseries), subordinated notes [such as the Class B(201[•]-[•]) notes] [such as the Class C(201[•]-[•]) notes] that reach their expected principal payment date, or that have an early redemption event, event of default or other optional or mandatory redemption, will not be paid to the extent that those notes are necessary to provide the required subordination for senior classes of notes of the same series. If a tranche of subordinated notes [such as the Class B(201[•]-[•]) notes] [such as the Class C(201[•]-[•]) notes] cannot be paid because of the subordination provisions of its respective indenture supplement, prefunding of the principal funding subaccounts for the senior notes of the same series will begin, as described in this prospectus (in the case of the BAseries) and in the related prospectus (in the case of other multiple tranche series). See "*The Notes—Principal*". After that time, the subordinated notes will be paid only to the extent that:

- the principal funding subaccounts for the senior classes of notes of that series are prefunded in an amount such that the subordinated notes that have reached their expected principal payment date are no longer necessary to provide the required subordination;

- new tranches of subordinated notes of that series are issued so that the subordinated notes that have reached their expected principal payment date are no longer necessary to provide the required subordination;

- enough notes of senior classes of that series are repaid so that the subordinated notes that have reached their expected principal payment date are no longer necessary to provide the required subordination; or

- the subordinated notes reach their legal maturity date.

On the legal maturity date of a tranche of notes, Available Principal Amounts, if any, allocable to that tranche and proceeds from any sale of receivables will be paid to the noteholders of that tranche, even if payment would reduce the amount of available subordination below the required subordination for the senior classes of that series.

BAseries Credit Enhancement

Credit enhancement for the BAseries notes generally will be provided through subordination. [Credit enhancement for the Class A(201[•]-[•]) notes will be provided through subordination of the Class B and Class C BAseries notes and the Class D certificate] [Credit enhancement for the Class B(201[•]-[•]) notes will be provided through subordination of the Class C BAseries notes and the Class D certificate] [Credit enhancement for the Class C(201[•]-[•]) notes will be provided through subordination of the Class D certificate]. [Additional credit enhancement for Class C(201[•]-[•]) notes will be provided by the Class C reserve account.] The amount of subordination available to provide credit enhancement to any tranche of BAseries notes is limited to its available subordinated amount of each class or tranche of BAseries notes that is subordinated to it. Each senior tranche of BAseries notes has access to credit enhancement from those subordinated notes only in an amount not exceeding its required subordinated amount of those notes minus the amount of usage of that required subordinated amount. "Usage" refers to the amount of the required subordinated amount of a class of BAseries notes actually utilized by a senior tranche of BAseries notes due to losses relating to charged-off receivables and the application of subordinated BAseries notes' principal allocations to pay interest on senior classes and servicing fees. Losses that increase usage may include (i) losses relating to charged-off receivables that are allocated directly to a class of subordinated BAseries notes, (ii) losses relating to usage of available subordinated amounts by another class of BAseries notes that shares credit enhancement from those subordinated BAseries notes, which are allocated proportionately to the senior BAseries notes supported by those subordinated BAseries notes, and (iii) losses reallocated to the subordinated BAseries notes from the applicable tranche of senior BAseries notes. Usage may be reduced in later months if amounts are available to reimburse losses or to reinstate other amounts reallocated from the subordinated BAseries notes. The required subordinated amount of a class of subordinated BAseries notes less its usage equals the remaining available subordinated amount of that class of subordinated BAseries notes, which we refer to as the unused subordinated amount for that tranche of notes. See "*Prospectus Summary—BAseries Required Subordinated Amount*" and "*The Notes—Required Subordinated Amount*" and "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries*" for more information regarding required subordinated amounts, usage, and available subordinated amounts. If the available subordinated amount for any tranche of BAseries notes has been reduced to zero, losses that otherwise would have been reallocated to subordinated notes will be borne by that tranche of BAseries notes. The nominal liquidation amount of those notes will be reduced by the amount of losses allocated to those notes, and it is unlikely that those notes will receive their full payment of principal.

[Subordinated classes of BAseries notes generally will not receive interest payments on any payment date until the senior classes of BAseries notes, including the Class A(201[•]-[•]) notes, have received their full interest payment on such date.] [The Class B(201[•]-[•]) notes generally will not receive interest payments on any payment date until the Class A notes of the BAseries have received their full interest payment on such date.] [The Class C(201[•]-[•]) notes will generally not receive interest payments on any payment date until the Class A notes and the Class B notes of the BAseries have received their full interest payment on such date.] Available Principal Amounts allocable to the subordinated classes of BAseries notes may be applied to make interest payments on the senior classes of BAseries notes or to pay a portion of the master trust II servicing fee allocable to the BAseries. Available Principal Amounts remaining on any payment date after any reallocations for interest on the senior classes of notes or for a

portion of the master trust II servicing fee allocable to the BAseries will be first applied to make targeted deposits to the principal funding subaccounts of senior classes of BAseries notes on such date before being applied to make required deposits to the principal funding subaccounts of the subordinated classes of BAseries notes on such date.

In addition, principal payments on subordinated classes of BAseries notes are subject to the principal payment rules described below in "—*BAseries Required Subordinated Amount*."

BAseries Required Subordinated Amount

In order to issue a senior class of BAseries notes, the required subordinated amount of subordinated notes must be outstanding and available on the issuance date. Generally, the required subordinated amount of a subordinated class of BAseries notes for any date is an amount equal to a stated percentage of the Adjusted Outstanding Dollar Principal Amount of the senior tranche of notes for such date. Generally, the required subordinated amount for a tranche of Class A BAseries notes is equal to a stated percentage of the Adjusted Outstanding Dollar Principal Amount of that tranche of Class A notes. Similarly, the Class B required subordinated amount of Class C notes for each tranche of Class B BAseries notes is equal to a percentage of its Adjusted Outstanding Dollar Principal Amount. However, the Class B required subordinated amount of Class C notes for any tranche of Class B BAseries notes may be adjusted to reflect its *pro rata* share of the portion of the Adjusted Outstanding Dollar Principal Amount of all Class B BAseries notes which is not providing credit enhancement to the Class A BAseries notes.

The required subordinated amount for any tranche of BAseries notes will generally be determined as depicted in the chart "*BAseries Required Subordinated Amounts*" below. [For the Class A(201[•]-[•]) notes, the required subordinated amount of Class B notes is equal to [•]% of the adjusted outstanding dollar principal amount of the Class A(201[•]-[•]) notes, and the required subordinated amount of Class C notes is equal to [•]% of the adjusted outstanding dollar principal amount of the Class A(201[•]-[•]) notes.]

[The required subordinated amount of Class C notes for each tranche of Class B BAseries notes will vary depending on its *pro rata* share of the Class A required subordinated amount of Class C notes for all Class A BAseries notes that require any credit enhancement from Class B BAseries notes, and its *pro rata* share of the portion of the adjusted outstanding dollar principal amount of all Class B BAseries notes that is not providing credit enhancement to the Class A notes. For the Class B(201[•]-[•]) notes, the required subordinated amount of Class C notes, at any time, is generally equal to the adjusted outstanding dollar principal amount of the Class B(201[•]-[•]) notes *multiplied by* the sum of:

(i) the Class A required subordinated amount of Class C notes for all Class A BAseries notes that require any credit enhancement from Class B BAseries notes *divided by* the aggregate adjusted outstanding dollar principal amount of all Class B BAseries notes; *plus*

(ii) [•]% *multiplied by* a fraction, the numerator of which is the aggregate adjusted outstanding dollar principal amount of all Class B BAseries notes *minus* the required subordinated amount of Class B notes for all Class A BAseries notes, and the denominator of which is the aggregate adjusted outstanding dollar principal amount of all Class B BAseries notes.

Therefore, for the Class B(201[•]-[•]) notes, the required subordinated amount of Class C notes can increase if the share of the Class B(201[•]-[•]) notes that corresponds to the Class C notes providing credit enhancement to Class A BAseries notes increases, or if the share of the Class B(201[•]-[•]) notes that is

18

providing credit enhancement to Class A BAseries notes increases. Similarly, for the Class B(201[•]-[•]) notes, the required subordinated amount of Class C notes can decrease (but will never be less than [•]% of its adjusted outstanding dollar principal amount) if the share of the Class B(201[•]-[•]) notes that corresponds to the Class C notes providing credit enhancement to Class A BAseries notes decreases, or if the share of the Class B(201[•]-[•]) notes that is providing credit enhancement to Class A BAseries notes decreases.

For a further description of how to calculate the Class B required subordinated amount of Class C notes for the Class B(201[•]-[•]) notes, see "*The Notes—Required Subordinated Amount—BAseries*."]

[The required subordinated amount of Class C notes for each tranche of Class B BAseries notes will vary depending on its *pro rata* share of the Class A required subordinated amount of Class C notes for all Class A BAseries notes that require any credit enhancement from Class B BAseries notes, and its *pro rata* share of the portion of the adjusted outstanding dollar principal amount of all Class B BAseries notes that is not providing credit enhancement to the Class A BAseries notes.]

For a more detailed description of how to calculate the required subordinated amount of any tranche of BAseries notes, see "*The Notes—Required Subordinated Amount—BAseries*."

Limit on Repayment of All Notes

You may not receive full repayment of your Class [•](201[•]-[•]) notes if:

- the nominal liquidation amount of your Class [•](201[•]-[•]) notes has been reduced by charge-offs due to uncovered Investor Default Amounts [or as a result of reallocations of Available Principal Amounts to pay interest on senior classes of notes or a portion of the master trust II servicing fee, and those amounts have not been reimbursed from Available Funds]; or

- receivables are sold (i) following the insolvency of Funding, (ii) following an event of default and acceleration or (iii) on the legal maturity date, and the proceeds from the sale of receivables, *plus* any available amounts on deposit in the applicable subaccounts allocable to your notes are insufficient.

Sources of Funds to Pay the Notes

The issuing entity will have the following sources of funds to pay principal of and interest on the notes (including the Class [•](201[•]-[•]) notes):

- *Collateral Certificate.* The collateral certificate is an investor certificate issued as a part of "Series 2001-D" by master trust II to the issuing entity. It represents an undivided interest in master trust II. Master trust II owns primarily receivables arising in selected MasterCard, Visa and American Express revolving credit card accounts. BANA or Funding has transferred, and Funding may continue to transfer, credit card receivables to master trust II in accordance with the terms of the master trust II agreement. Both collections of principal receivables and finance charge receivables will be allocated among holders of interests in master trust II— including the collateral certificate—based generally on the investment in principal receivables of each interest in master trust II. If collections of receivables allocable to the collateral certificate are less than expected, payments of principal of and interest on the notes could be delayed or remain unpaid.

- *Derivative Agreements*. Some notes may have the benefit of one or more derivative agreements, including interest rate swaps, or other agreements described in "*Sources of Funds to Pay the Notes—Derivative Agreements*."

- *The Issuing Entity Accounts*. The issuing entity will establish a collection account for the purpose of receiving collections of finance charge receivables and principal receivables and other related amounts from master trust II payable under the collateral certificate. The issuing entity may establish supplemental accounts for any series, class or tranche of notes.

Each month, distributions on the collateral certificate will be deposited into the collection account. Those deposits will then be allocated among each series of notes and applied as described in this prospectus.

[Derivative Agreement for Class [•](201[•]-[•]) Notes]

[The amount payable by the derivative counterparty to the issuing entity under the derivative agreement will be, for each Transfer Date, an amount equal to one-twelfth of the product of (a) [•]% and (b) the outstanding dollar principal amount of the Class [•](201[•]-[•]) notes at the end of the prior month (or, with respect to the Transfer Date related to the initial interest period, the initial dollar principal amount of the Class [•](201[•]-[•]) notes). In the case of the first Transfer Date, such amounts will include accrued amounts for the period from and including the issuance date to but excluding the first interest payment date. Payments from the derivative counterparty to the issuing entity will be calculated on the basis of a 360-day year and twelve 30-day months.

The amount payable by the issuing entity to the derivative counterparty under the derivative agreement will be, for each Transfer Date, an amount equal to the product of:

(i)   a fraction, the numerator of which is the actual number of days in the interest period relating to such Transfer Date, and the denominator of which is 360;

(ii)   a rate not to exceed LIBOR prevailing on the related LIBOR determination date with respect to such interest period plus [•]% per year; and

(iii)   the outstanding dollar principal amount of the Class [•](201[•]-[•]) notes at the end of the prior month (or, with respect to the Transfer Date related to the initial interest period, the initial dollar principal amount of the Class [•](201[•]-[•]) notes).

An "interest period" begins on and includes an interest payment date and ends on but excludes the next interest payment date. However, the first interest period will begin on and include the issuance date. "LIBOR" is the London interbank offered rate for U.S. dollar deposits for a [•]-month period as of each LIBOR determination date. A "LIBOR determination date" means [•] [•], 201[•] for the period from and including the issuance date to but excluding [•] [•], 201[•] and for each interest period thereafter, the second London business day prior to the interest payment date on which such interest period commences. A "London business day" means any Business Day on which dealings in deposits in United States dollars are transacted in the London interbank market.

For each Transfer Date, the net derivative receipt, if any, will be treated as Available Funds. The net derivative payment, if any, will be paid to the derivative counterparty out of Available Funds and certain other available amounts allocated to the Class [•](201[•]-[•]) notes and deposited into the related interest funding subaccount, including amounts on deposit in the accumulation reserve subaccount and reallocated Available Principal Amounts, based on the respective amounts due as described under

"*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits of BAseries Available Funds to the Interest Funding Account*" in this prospectus.

The "net derivative payment," for any Transfer Date, means, (a) if the netting provisions of the derivative agreement apply, the amount by which the floating amount for such date exceeds the fixed amount for such date, and (b) otherwise, an amount equal to the floating amount for such date.

The "net derivative receipt," for any Transfer Date, means, (a) if the netting provisions of the derivative agreement apply, the amount by which the fixed amount for such date exceeds the floating amount for such date, and (b) otherwise, an amount equal to the fixed amount for such date.

The netting provisions of the derivative agreement will apply unless the issuing entity elects gross payments to be made pursuant to the provisions of the derivative agreement. If the issuing entity elects gross payments under the derivative agreement, the issuing entity's obligation to pay the floating amount on any Transfer Date to the derivative counterparty pursuant to the terms of the derivative agreement is conditioned upon the prior receipt of the fixed amount from the derivative counterparty for such date.

The "fixed amount," for any Transfer Date, means an amount equal to the fixed amount (including any termination payments pursuant to the derivative agreement) payable by the derivative counterparty to the issuing entity for such date pursuant to the terms of the derivative agreement.

The "floating amount," for any Transfer Date, means an amount equal to the floating amount payable by the issuing entity to the derivative counterparty for such date pursuant to the derivative agreement minus the excess of (i) the targeted amount of principal funding subaccount earnings for the Class [•](201[•]-[•]) notes for the related month over (ii) the sum of the amount actually earned on such funds for the related month, plus amounts withdrawn from the applicable accumulation reserve subaccount, plus collections of finance charge receivables allocable to the designated portion of the Transferor Interest, if any, plus amounts withdrawn from a derivative reserve account, in each case, to cover shortfalls on principal funding subaccount earnings, if any. The floating amount does not include any termination payments payable by the issuing entity to the derivative counterparty pursuant to the derivative agreement.

The derivative agreement will terminate by its terms, whether or not the Class [•](201[•]-[•]) notes have been paid in full prior to such termination, upon the earliest to occur of:

(i)   the termination of the issuing entity pursuant to the terms of the indenture;

(ii)   the payment in full of the Class [•](201[•]-[•]) notes;

(iii)   the expected principal payment date for the Class [•](201[•]-[•]) notes;

(iv)   the insolvency, conservatorship or receivership of the derivative counterparty;

(v)   the failure on the part of the issuing entity or the derivative counterparty to make any payment under the derivative agreement within the applicable grace period, if any;

(vi)   illegality on the part of the issuing entity or the derivative counterparty to be a party to, or perform an obligation under, the derivative agreement;

(vii)   either the issuing entity or the derivative counterparty will, or there is a substantial likelihood that it will, be required to pay certain taxes or deduct or withhold part of payment received for or on account of a tax;

(viii)   failure of the derivative counterparty to provide certain organizational or financial information to the issuing entity to the extent that the aggregate significance percentage of all the derivative products provided by the derivative counterparty or its affiliates to the issuing entity is 10% or more; and

(ix)   the issuing entity amends the master trust II agreement, the Series 2001-D supplement, the trust agreement, the indenture or the BAseries indenture supplement without the consent of the derivative counterparty in a manner that would have an adverse effect on the derivative counterparty or would adversely impact the issuing entity's ability to perform under the derivative agreement.

In the event that the derivative agreement terminates prior to the payment in full of the Class [•](201[•]-[•]) notes, applications of Available Funds to fund targeted deposits to the interest funding subaccount will be made without the benefit of any net derivative receipts that might have been due for any future Transfer Dates.

If (i) the derivative counterparty's or a replacement derivative counterparty's short-term credit rating from Standard & Poor's is below "[•]", (ii) in the case of a replacement derivative counterparty that does not have a short-term credit rating from Standard & Poor's, such derivative counterparty's long-term, senior, unsecured debt rating from Standard & Poor's is below "[•]", or (iii) any such relevant rating is withdrawn by Standard & Poor's, the derivative counterparty will be required within 30 days from the date of such rating or withdrawal to fund an interest reserve account in an amount equal to one-twelfth of the product of (a) [•]% and (b) the outstanding dollar principal amount of the Class [•](201[•]-[•]) notes at the end of the month preceding such reduction or withdrawal (the "required interest reserve amount"). On any Transfer Date after such deposit, if Standard & Poor's short-term credit rating of the derivative counterparty or replacement derivative counterparty is "[•]" or higher, or if Standard & Poor's long-term, senior, unsecured debt rating of a replacement derivative counterparty that does not have a short-term credit rating from Standard & Poor's is "[•]" or higher, the issuing entity will distribute any amounts on deposit in the interest reserve account to the derivative counterparty pursuant to the terms of the derivative agreement. The issuing entity will establish and maintain the interest reserve account for the benefit of the Class [•](201[•]-[•]) noteholders. There can be no assurance that the derivative counterparty can or will adequately fund the interest reserve account. If the derivative counterparty fails to adequately fund the interest reserve account within 30 days of such reduction or withdrawal (an "interest reserve account event"), then (i) if an early redemption event has not previously occurred, upon the occurrence of an early redemption event, Available Principal Amounts allocable to the Class [•](201[•]-[•]) notes, together with any amounts in the principal funding subaccount for the Class [•](201[•]-[•]) notes, will not be retained in such subaccount and will be paid to the Class [•](201[•]-[•]) noteholders or (ii) if an early redemption event has previously occurred, upon the occurrence of such interest reserve account event, any amounts in the principal funding subaccount for the Class [•](201[•]-[•]) notes will not be retained in such account and will, together with Available Principal Amounts allocable to the Class [•](201[•]-[•]) notes, if any, be paid to the Class [•](201[•]-[•]) noteholders.

All amounts on deposit in the interest reserve account on any Transfer Date (after giving effect to any deposits to the interest reserve account to be made on such Transfer Date) will be invested in Permitted Investments. Investment earnings on amounts on deposit in the interest reserve account will be retained in the interest reserve account (to the extent the amount on deposit is less than the required interest reserve amount) or paid to the derivative counterparty.

On the Transfer Date on or following the termination of the derivative agreement due to a default by the derivative counterparty, the issuing entity will withdraw an amount equal to the net derivative receipt, if

22

any, for such Transfer Date, plus the amount of any net derivative receipt previously due but not paid, from funds on deposit in the interest reserve account, if any, and treat such amounts as Available Funds as described under "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—BAseries Available Funds*" in this prospectus as if such amounts were a net derivative receipt received from the derivative counterparty. The interest reserve account will thereafter be terminated.

Upon the termination of the interest reserve account, any remaining amounts that had been on deposit therein will be paid to the derivative counterparty.

In the event the long-term, senior, unsecured debt rating of the derivative counterparty or a replacement derivative counterparty is reduced below "[•]" by Standard & Poor's or below "[•]" by Moody's, or is withdrawn by either Standard & Poor's or Moody's, the issuing entity will direct the derivative counterparty to assign its rights and obligations under the derivative agreement to a replacement derivative counterparty. There can be no assurance that a successor derivative counterparty will be found or that such assignment can be made.

The aggregate "significance percentage" of the derivative agreement, as calculated in accordance with Item 1115 of Regulation AB, is less than 10%.]

BAseries Class C Reserve Account

The issuing entity will establish a Class C reserve subaccount to provide credit enhancement solely for the holders of the related tranche of Class C BAseries notes. The Class C reserve subaccount for each tranche of Class C BAseries notes will initially not be funded. Such Class C reserve subaccount will not be funded unless and until the three-month average of the Excess Available Funds Percentage falls below the levels described [in the prospectus relating to such tranche of Class C BAseries notes][above under "*The Class C(201[•]-[•]) Notes—Summary of Terms*"] or an early redemption event or event of default occurs for such tranche of Class C BAseries notes.

Funds on deposit in the Class C reserve subaccount for each tranche of Class C BAseries notes will be available to holders of those notes to cover shortfalls of interest payable on interest payment dates. Funds on deposit in the Class C reserve subaccount for each tranche of Class C BAseries notes will also be available to holders of those notes to cover certain shortfalls in principal. Only the holders of the related tranche of Class C BAseries notes will have the benefit of the related Class C reserve subaccount. See "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Withdrawals from the Class C Reserve Account.*"

Flow of Funds and Application of Finance Charge and Principal Collections

For a detailed description of the application of collections, see "*Master Trust II—Application of Collections*" and "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries.*"

Finance charge collections and other amounts allocated to the BAseries, called BAseries Available Funds, will generally be applied each month to make the payments or deposits depicted in the chart "*Application of BAseries Available Funds*" below. See the chart "*Application of Collections of Finance Charges and Principal Payments Received by BANA as Servicer of Master Trust II*" below for a depiction of how finance charge collections are allocated by master trust II. For a detailed description of the application of BAseries Available Funds, see "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries.*"

Principal collections and other amounts allocated to the BAseries, called BAseries Available Principal Amounts, generally will be applied each month to make the payments or deposits depicted in the chart "*Application of BAseries Available Principal Amounts*" below. See the chart "*Application of Collections of Finance Charges and Principal Payments Received by BANA as Servicer of Master Trust II*" below for a depiction of how principal collections are allocated by master trust II. For a detailed description of the application of BAseries Available Principal Amounts, see "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries.*"

Revolving Period

Until principal amounts are needed to be accumulated to pay any tranche of BAseries notes (including the Class [•](201[•]-[•]) notes), principal amounts allocable to that tranche of notes will be applied to other BAseries notes which are accumulating principal or paid to Funding as holder of the transferor interest. This period is commonly referred to as the revolving period. Currently, with respect to a tranche of BAseries notes, the revolving period is scheduled to end twelve calendar months prior to the expected principal payment date for such tranche of BAseries notes. However, if an early redemption event or event of default and acceleration for the related tranche of BAseries notes occurs before the revolving period otherwise ends, the revolving period could end earlier than currently scheduled. Descriptions of the early redemption events and events of default are set forth under "*The Indenture—Early Redemption Events,*" "*—Events of Default*" and "*—Events of Default Remedies,*" respectively. In addition, if the issuing entity reasonably expects to need less than the expected accumulation period to fully accumulate the outstanding dollar principal amount of the related tranche of notes, the end of the revolving period may be delayed. A description of the basis on which the issuing entity may determine to delay the end of the revolving period is set forth under "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account.*"

Early Redemption of Notes

The issuing entity will be required to redeem the Class [•](201[•]-[•]) notes upon the occurrence of an early redemption event relating to the Class [•](201[•]-[•]) notes, but only to the extent funds are available for such redemption after giving effect to all allocations and reallocations [and, in the case of subordinated notes of a multiple tranche series like the Class [•](201[•]-[•]) notes, only to the extent that payment is permitted by the subordination provisions of the senior notes of the same series].

[However, if so determined at the time of issuance, and subject to certain exceptions, it is possible that other notes that have the benefit of a derivative agreement will not be redeemed prior to such notes' expected principal payment date.]

Early redemption events for the Class [•](201[•]-[•]) notes include the following:

- the occurrence of the Class [•](201[•]-[•]) notes' expected principal payment date;

- each of the Pay Out Events applicable to Series 2001-D, as described under "*Master Trust II—Pay Out Events*"; or

- the issuing entity becoming an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

In addition to the early redemption events described above, if for any month the amount of Excess Available Funds for the BAseries notes averaged over the three preceding calendar months is less than

24

the Required Excess Available Funds for the BAseries for such month, an early redemption event will occur for all tranches of BAseries notes, including the Class [•](201[•]-[•]) notes.

Excess Available Funds for any month equals the Available Funds allocated to the BAseries that month after application for targeted deposits to the interest funding account, payment of the master trust II servicing fee allocable to the BAseries, application to cover Investor Default Amounts allocable to the BAseries and reimbursement of any deficits in the nominal liquidation amounts of notes.

Required Excess Available Funds for the BAseries is an amount equal to zero. This amount may be changed provided the issuing entity (i) receives the consent of the rating agencies and (ii) reasonably believes that the change will not have a material adverse effect on the BAseries notes.

See "*The Notes—Early Redemption of Notes*" and "*The Indenture—Early Redemption Events*."

Upon the occurrence of an early redemption event for the Class [•](201[•]-[•]) notes, such notes will be entitled to receive payments of interest and principal each month, subject to the conditions outlined in "*The Notes—Early Redemption of Notes*" and "*The Indenture—Early Redemption Events*."

It is not an event of default if the issuing entity fails to redeem a note because it does not have sufficient funds available or because payment of the note is delayed because it is necessary to provide required subordination for a senior class of notes.

[If an early redemption event (other than the issuing entity becoming an "investment company" within the meaning of the Investment Company Act of 1940, as amended) applicable to the Class [•](201[•]-[•]) notes occurs and the derivative agreement has not been terminated, an interest reserve account event has not occurred and an event of default and acceleration of the Class [•](201[•]-[•]) notes has not occurred, Available Principal Amounts allocable to the Class [•](201[•]-[•]) notes together with any amounts in the principal funding subaccount for the Class [•](201[•]-[•]) notes will not be paid to the holders of the Class [•](201[•]-[•]) notes as described under "*The Indenture—Early Redemption of the Notes*", but instead will be retained in the principal funding subaccount and paid to the Class [•](201[•]-[•]) noteholders on the expected principal payment date of the Class [•](201[•]-[•]) notes. See "*Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](201[•]-[•]) Notes*."

However, if following an early redemption event for the Class [•](201[•]-[•]) notes (i) the derivative agreement terminates, (ii) an interest reserve account event occurs, (iii) the issuing entity becomes an "investment company" within the meaning of the Investment Company Act of 1940, as amended or (iv) an event of default and acceleration of the Class [•](201[•]-[•]) notes occurs, Available Principal Amounts will be paid to the Class [•](201[•]-[•]) noteholders. See "*The Class [•](201[•]-[•]) Notes—Early Redemption of Notes*."

See "*Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](201[•]-[•]) Notes*" for a description of the events leading to the occurrence of an interest reserve account event.]

Optional Redemption by the Issuing Entity

Funding, so long as it is an affiliate of the servicer, has the right, but not the obligation, to direct the issuing entity to redeem the Class [•](201[•]-[•]) notes (and all other tranches of BAseries notes) in whole but not in part on any day on or after the day on which its nominal liquidation amount is reduced to less than 5% of its highest outstanding dollar principal amount. This repurchase option is referred to as a clean-up call.

The issuing entity will not redeem subordinated BAseries notes if those notes are required to provide credit enhancement for senior classes of BAseries notes. If the issuing entity is directed to redeem any tranche of BAseries notes, it will notify the registered holders at least thirty days prior to the redemption date. The redemption price of a note will equal 100% of the outstanding principal amount of that note, *plus* accrued but unpaid interest on the note to but excluding the date of redemption.

If the issuing entity is unable to pay the redemption price in full on the redemption date, monthly payments on the related tranche of BAseries notes will thereafter be made, subject to the principal payment rules described above under "—*Subordination*," until either the principal of and accrued interest on that tranche of notes are paid in full or the legal maturity date occurs, whichever is earlier. Any funds in the principal funding subaccount and the interest funding subaccount and, in the case of Class C BAseries notes, the Class C reserve subaccount, for the related tranche of BAseries notes will be applied to make the principal and interest payments on these notes on the redemption date.

Events of Default

The documents that govern the terms and conditions of the Class [•](201[•]-[•]) notes include a list of adverse events known as events of default.

Some events of default result in an automatic acceleration of the Class [•](201[•]-[•]) notes, and others result in the right of the holders of the Class [•](201[•]-[•]) notes to demand acceleration after an affirmative vote by holders of more than 50% of the outstanding dollar principal amount of the Class [•](201[•]-[•]) notes.

Events of default for the Class [•](201[•]-[•]) notes include the following:

- the issuing entity's failure, for a period of 35 days, to pay interest upon the Class [•](201[•]-[•]) notes when such interest becomes due and payable;

- the issuing entity's failure to pay the principal amount of the Class [•](201[•]-[•]) notes on the applicable legal maturity date;

- the issuing entity's default in the performance, or breach, of any other of its covenants or warranties in the indenture for a period of 60 days after either the indenture trustee or the holders of 25% of the aggregate outstanding dollar principal amount of the outstanding Class [•](201[•]-[•]) notes has provided written notice requesting remedy of such breach, and, as a result of such default, the interests of the Class [•](201[•]-[•]) noteholders are materially and adversely affected and continue to be materially and adversely affected during the 60-day period; and

- the occurrence of certain events of bankruptcy, insolvency, conservatorship or receivership of the issuing entity.

Other series, classes or tranches of notes can have the same or different events of default. An event of default relating to one series, class or tranche of notes will not necessarily be an event of default for any other series, class or tranche of notes.

Upon the occurrence of an event of default and acceleration for the Class [•](201[•]-[•]) notes, the Class [•](201[•]-[•]) notes will be entitled to receive payments of interest and principal each month, subject to the conditions outlined in "*The Indenture—Events of Default*" and "—*Events of Default Remedies*."

Events of Default Remedies

After an event of default and acceleration of the Class [•](201[•]-[•]) notes, funds on deposit in the applicable issuing entity accounts for the Class [•](201[•]-[•]) notes will be applied to pay principal of and interest on the Class [•](201[•]-[•]) notes. Then, in each following month, Available Principal Amounts and Available Funds allocated to the Class [•](201[•]-[•]) notes will be applied to make monthly principal and interest payments on the Class [•](201[•]-[•]) notes until the earlier of the date the Class [•](201[•]-[•]) notes are paid in full or the legal maturity date of the Class [•](201[•]-[•]) notes. However, subordinated notes of a multiple tranche series [like the [Class B][Class C](201[•]-[•]) notes] will receive payment of principal of those notes prior to the legal maturity date of such notes only if and to the extent that funds are available for that payment and, after giving effect to that payment, the required subordination will be maintained for senior notes in that series.

If an event of default for the Class [•](201[•]-[•]) notes occurs and those notes are accelerated, the indenture trustee may, and at the direction of the majority of the Class [•](201[•]-[•]) noteholders will, direct master trust II to sell credit card receivables. However, this sale of receivables may occur only:

- if the conditions specified in "*The Indenture—Events of Default Remedies*" are satisfied and, for subordinated notes of a multiple tranche series [like the [Class B][Class C](201[•]-[•]) notes], only to the extent that payment is permitted by the subordination provisions of the senior notes of the same series; or

- on the legal maturity date of the Class [•](201[•]-[•]) notes.

The holders of the accelerated notes will be paid their allocable share of the proceeds of a sale of credit card receivables. Upon the sale of the receivables, the nominal liquidation amount of those accelerated notes will be reduced to zero. See "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables.*"

BAseries Issuing Entity Accounts

The issuing entity has established a principal funding account, an interest funding account, an accumulation reserve account and a Class C reserve account for the benefit of the BAseries. The principal funding account, the interest funding account, and the accumulation reserve account [, and the Class C reserve account] will have subaccounts for the Class [•](201[•]-[•]) notes. [Describe material terms of any additional issuing entity accounts for the Class [•](201[•]-[•]) notes.]

Each month, distributions on the collateral certificate and other amounts will be deposited in the issuing entity accounts and allocated to the notes as described in this prospectus.

Security for the Notes

The notes of all series are secured by a shared security interest in the collateral certificate and the collection account, but each tranche of notes is entitled to the benefits of only that portion of the assets allocated to it under the indenture and the indenture supplement.

Each tranche of notes is also secured by a security interest in any derivative agreement for that tranche.

The Class [•](201[•]-[•]) notes are secured by a shared security interest in:

- the collateral certificate;

- the collection account;

- the applicable principal funding subaccount;

- the applicable interest funding subaccount; [and]

- the applicable accumulation reserve subaccount[; and]

- [name of any additional issuing entity accounts for the Class [•](201[•]-[•]) notes; and]

- [the applicable Class C reserve subaccount].

As discussed above, the Class [•](201[•]-[•]) notes are entitled to the benefits of only that portion of the assets allocated to them under the indenture and the BAseries indenture supplement.

Limited Recourse to the Issuing Entity

The sole source of payment for principal of or interest on a tranche of notes (including the Class [•](201[•]-[•]) notes) is provided by:

- the portion of collections of principal receivables and finance charge receivables received by the issuing entity under the collateral certificate allocated to the BAseries and available to the [Class A(201[•]-[•]) notes] [[Class B(201[•]-[•]) notes] [Class C(201[•]-[•]) notes] after giving effect to any reallocations, payments and deposits for senior notes];

- funds in the applicable issuing entity accounts for that tranche of notes; and

- payments received under any applicable derivative agreement for that tranche of notes.

Noteholders will have no recourse to any other assets of the issuing entity or any other person or entity for the payment of principal of or interest on the notes.

If there is a sale of credit card receivables (i) following the insolvency of Funding, (ii) following an event of default and acceleration, or (iii) on the applicable legal maturity date, each as described in "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables*," following such sale those noteholders have recourse only to the proceeds of that sale, investment earnings on those proceeds and any funds previously deposited in any applicable issuing entity account for such noteholders.

BAseries Accumulation Reserve Account

The issuing entity will establish an accumulation reserve subaccount for the Class [•](201[•]-[•]) notes to cover shortfalls in investment earnings on amounts (other than prefunded amounts) on deposit in the principal funding subaccount for the Class [•](201[•]-[•]) notes.

If the Class [•](201[•]-[•]) notes require more than one budgeted deposit to accumulate and pay the principal of such notes on their expected principal payment date, the amount targeted to be deposited in the accumulation reserve subaccount for the Class [•](201[•]-[•]) notes shall be 0.5% of the outstanding dollar principal amount of such notes. This amount may be changed at the discretion of the issuing entity. However, this amount can only be reduced at the discretion of the issuing entity if the rating agencies have confirmed that such reduction will not reduce, qualify or cause the withdrawal of any of the then current ratings on the Class [•](201[•]-[•]) notes. If the Class [•](201[•]-[•]) notes require more than one budgeted deposit to accumulate and pay the principal of such notes on their expected principal

28

payment date, the accumulation reserve subaccount for such notes will be funded no later than three months prior to the date on which a budgeted deposit is first targeted for such notes as described under "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits to the Accumulation Reserve Account*." If the Class [•](201[•]-[•]) notes require only one budgeted deposit to accumulate and pay the principal of such notes on their expected principal payment date, the amount targeted to be deposited in the accumulation reserve subaccount for such notes will be zero. See "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries— Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account*" for a discussion of how the issuing entity will determine the number of budgeted deposits required to accumulate and pay the principal of each tranche of notes.

Shared Excess Available Funds

The BAseries is included in "Group A." In addition to the BAseries, the issuing entity may issue other series of notes that are included in Group A.

To the extent that Available Funds allocated to the BAseries are available after all required applications of such amounts as described in "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Application of BAseries Available Funds*," these unused Available Funds, called shared excess available funds, will be applied to cover shortfalls in Available Funds for other series of notes in Group A. In addition, the BAseries may receive the benefits of shared excess available funds from other series in Group A, to the extent Available Funds for such other series of notes are not needed for such series. See "*Sources of Funds to Pay the Notes—The Collateral Certificate*," "*—Deposit and Application of Funds*" and "*—Deposit and Application of Funds for the BAseries—Shared Excess Available Funds*."

Registration, Clearing and Settlement

The Class [•](201[•]-[•]) notes offered by this prospectus will be registered in the name of The Depository Trust Company or its nominee, and purchasers of notes will be entitled to receive a definitive certificate only under limited circumstances. Owners of the Class [•](201[•]-[•]) notes may elect to hold their notes through The Depository Trust Company in the United States or through Clearstream Banking or the Euroclear system in Europe. Transfers will be made in accordance with the rules and operating procedures of those clearing systems. See "*The Notes—Book-Entry Notes*."

[Stock Exchange Listing

The issuing entity will apply to list the Class [•](201[•]-[•]) notes on a stock exchange in Europe. The issuing entity cannot guarantee that the application for the listing will be accepted or that, if accepted, the listing will be maintained. To determine whether the Class [•](201[•]-[•]) notes are listed on a stock exchange you may contact the issuing entity c/o Wilmington Trust Company, Rodney Square North, 1100 N. Market Street, Wilmington, Delaware 19890-0001, telephone number: (302) 636-1000.]

Ratings

A rating addresses the likelihood of the payment of interest on a note when due and the ultimate payment of principal of that note by its legal maturity date. A rating does not address the likelihood of payment of principal of a note on its expected principal payment date. In addition, a rating does not address the possibility of an early payment or acceleration of a note, which could be caused by an early redemption event or an event of default. A rating is not a recommendation to buy, sell or hold notes and may be subject to revision or withdrawal at any time by the assigning rating agency. Each rating should be evaluated independently of any other rating.

See "*Risk Factors—If the ratings of the notes are lowered or withdrawn, their market value could decrease*" in this prospectus.

ERISA Eligibility

Subject to important considerations described under "*Benefit Plan Investors*," the indenture permits benefit plans to purchase Class [•](201[•]-[•]) notes. A fiduciary of a benefit plan should consult its counsel as to whether a purchase of notes by the plan is permitted by ERISA and the Internal Revenue Code.

Tax Status

Subject to important considerations described under "*Federal Income Tax Consequences*" in this prospectus, Chapman and Cutler LLP, as special tax counsel to the issuing entity, is of the opinion that, for United States federal income tax purposes (1) the Class [•](201[•]-[•]) notes will be treated as indebtedness and (2) the issuing entity will not be an association or a publicly traded partnership taxable as a corporation. In addition, noteholders will agree, by acquiring the Class [•](201[•]-[•]) notes, to treat the Class [•](201[•]-[•]) notes as debt for federal, state and local income and franchise tax purposes.

Denominations

The Class [•](201[•]-[•]) notes offered by this prospectus will be issued in denominations of $5,000 and multiples of $1,000 in excess of that amount.

Application of Collections of Finance Charges and Principal Payments Received by BANA as Servicer of Master Trust II



Cardholders
Payments of Finance Charges and Principal
Servicer
Master Trust II
Other Series of Certificates, if any
Series 2001-D
Funding (Holder of Transferor Interest)
BA Credit Card Trust
Application of BAseries Available Funds and BAseries Available Principal Amounts
Other Series of Notes, if any

As of the date of this prospectus, Series 2001-D is the only issued and outstanding series of Master Trust II and the BAseries is the only issued and outstanding series of BA Credit Card Trust.

**Application of BAseries
Available Funds**



BAseries Available
Funds (including Collections of
Finance Charge Receivables
allocated to the Series 2001-D
Collateral Certificate and
the BAseries)

Class A Interest Payments or
Deposits and related payments due
to derivative counterparties

Class B Interest Payments or
Deposits and related payments due
to derivative counterparties

Class C Interest Payments or
Deposits and related payments due
to derivative counterparties

Servicing Fee Payment
(2.00% of Series 2001-D Investor
Interest)

Cover Investor Default Amounts
(treated as BAseries Available
Principal Amounts)

Reimbursements of Nominal
Liquidation Amount Deficits
(treated as BAseries Available
Principal Amounts)

Accumulation Reserve Account
Deposits

Class C Reserve Account
Deposits

Other Required Payments or
Deposits, if any

Reimbursements of Class D and
Shared Excess Available Funds

Remainder to Issuing Entity

**Application of BAseries
Available Principal Amounts**



BAseries Available
Principal Amounts (including
Collections of Principal
Receivables allocated to the Series
2001-D Collateral Certificate and
the BAseries)

Class A Interest Shortfalls, if any

Class B Interest Shortfalls, if any

Servicing Fee Shortfalls, if any

Class A Principal Deposits

Class B Principal Deposits

Class C Principal Deposits

Remainder to Issuing Entity

**Fees and Expenses Payable from BAseries Available Funds and
BAseries Available Principal Amounts**

FEES AND EXPENSES PAYABLE FROM BASERIES AVAILABLE FUNDS:		
Fee	**Payee**	**Amount**
Servicing Fee	Servicer	2.00% of Series 2001-D Investor Interest

For any month, the servicing fee is paid immediately after Class C interest payments or deposits. For a depiction of the application of BAseries Available Funds, see the chart entitled "*Application of BAseries Available Funds*" above. The servicing fee compensates the servicer for its expenses in connection with servicing the receivables, including expenses associated with collecting, allocating and distributing collections on the receivables and other expenses payable by the servicer, such as fees and disbursements of the master trust II trustee, the owner trustee, the indenture trustee and independent certified public accountants and other fees which are not expressly stated in the master trust II agreement, the trust agreement or the indenture to be payable by master trust II or the investor certificateholders, other than federal, state and local income and franchise taxes, if any, of master trust II. See "*Master Trust II—Servicing Compensation and Payment of Expenses*."

FEES AND EXPENSES PAYABLE FROM BASERIES AVAILABLE PRINCIPAL AMOUNTS:		
Fee	**Payee**	**Amount**
Servicing Fee Shortfalls	Servicer	Any accrued but unpaid servicing fees

For any month, servicing fee shortfalls, if any, are paid immediately after any Class B interest shortfalls are paid. For a depiction of the application of BAseries Available Principal Amounts, see the chart entitled "*Application of BAseries Available Principal Amounts*" above.

BAseries Required Subordinated Amounts and Required Class D Investor Interest

The chart and the accompanying discussion below present only one example of how required subordinated amounts (each, RSA) and the required Class D Investor Interest would be calculated for a hypothetical amount of outstanding BAseries notes. This example is illustrative only. The stated percentages used in this example are applicable to the calculation of each RSA and the required Class D Investor Interest for these hypothetical notes only. The dollar amounts used in this example are illustrative only and are not intended to represent any allocation of classes and tranches of BAseries notes outstanding at any time (including, but not limited to, the RSA required for any unencumbered tranche of Class B notes). For a detailed description of RSA and the required Class D Investor Interest generally, see "*Prospectus Summary—BAseries Required Subordinated Amount*" and "*The Notes—Required Subordinated Amount.*"

In addition, the issuing entity may change the RSA for any tranche of notes at any time, without the consent of any noteholders, so long as the issuing entity has met certain conditions described in "*The Notes—Required Subordinated Amount,*" and Funding may change the definition of required Class D Investor Interest without the consent of any noteholders, so long as Funding has met certain conditions described in "*The Notes—Required Subordinated Amount—The Class D Certificate.*"

$1,000,000,000 Class A Notes	**$1,000,000,000 Class A notes**	
$200,000,000 Class B notes	**Class A RSA of Class B notes** **$142,857,100 encumbered Class B notes**	**$57,142,900 unencumbered Class B notes**
$200,000,000 Class C Notes	**$133,333,310.48 Greater of Class A RSA of Class C Notes and Class B RSA of Class C notes**	**$66,666,689.52 unencumbered Class C notes**
$211,567,248.09 Class D Certificate	**$211,567,248.09 Class D Certificate**	

Generally, the required subordinated amount of a subordinated class of notes for any date is an amount equal to a stated percentage of the adjusted outstanding dollar principal amount of the senior tranche of notes for such date.

In the example above:

- For the $1,000,000,000 of Class A notes, the RSA of subordinated notes is $269,841,200. Of that amount, the RSA of Class B notes is $142,857,100 (which is 14.28571% of $1,000,000,000) and the RSA of Class C notes is $126,984,100 (which is 12.69841% of $1,000,000,000).

- Encumbered Class B notes consist of that portion of the Class B notes that provide credit enhancement to the Class A notes (which is equal to the Class A RSA of Class B notes or $142,857,100).

- Unencumbered Class B notes consist of that portion of the Class B notes that do not provide credit enhancement to the Class A notes. This unencumbered amount is equal to the aggregate amount of Class B notes ($200,000,000) *minus* the encumbered Class B notes ($142,857,100).

34

- For the $57,142,900 of unencumbered Class B notes, the RSA of Class C notes is $6,349,210.48 (which is 11.11111% of $57,142,900).

- For the $200,000,000 of Class B notes, the RSA of Class C notes is $133,333,310.48, or 100% of the Class A RSA of Class C notes ($126,984,100) *plus* the Class B RSA of Class C notes for the unencumbered Class B notes ($6,349,210.48).

- Encumbered Class C notes consist of that portion of the Class C notes that provide credit enhancement to the Class A or the Class B notes (which is equal to the greater of the Class A RSA of Class C notes and the Class B RSA of Class C Notes, or $133,333,310.48).

- Unencumbered Class C notes consist of that portion of the Class C notes that do not provide credit enhancement to the Class A or Class B notes. This unencumbered amount is equal to the aggregate amount of Class C notes ($200,000,000) *minus* the encumbered Class C notes ($133,333,310.48), or $66,666,689.52.

- The required Class D Investor Interest equals the sum of:

  - (i) The adjusted outstanding dollar principal amount of the Class A notes, divided by 0.6825 ($1,465,201,465.20), *minus* (ii) the adjusted outstanding dollar principal amount of the Class A notes ($1,000,000,000), *minus* (iii) the aggregate Class A required subordinated amount of Class B notes ($142,857,100), *minus* (iv) the aggregate Class A required subordinated amount of Class C notes ($126,984,100), for a total of $195,360,265.20;

  - (i) (A) the adjusted outstanding dollar principal amount of the Class B notes *minus* the aggregate Class A required subordinated amount of Class B notes, divided by (B) 0.795 ($71,877,861.64), *minus* (ii) the adjusted outstanding dollar principal amount of the Class B notes *minus* the aggregate Class A required subordinated amount of Class B notes ($57,142,900), *minus* (iii) (A) the adjusted outstanding dollar principal amount of the Class B notes *minus* the aggregate Class A required subordinated amount of Class B notes, *times* (B) 0.1111111 ($6,349,210.48), for a total of $8,385,751.16; and

  - (i) (A) the adjusted outstanding dollar principal amount of the Class C notes *minus* the aggregate Class B required subordinated amount of Class C notes, divided by (B) 0.895 ($74,487,921.25), *minus* (ii) the adjusted outstanding dollar principal amount of the Class C notes *minus* the aggregate Class B required subordinated amount of Class C notes ($66,666,689.52), for a total of $7,821,231.73.

This example assumes there are no outstanding Class A(2001-Emerald) notes. While the Class A(2001-Emerald) notes are a tranche of Class A notes and are similar to other tranches of Class A notes generally, due to the fact that they receive only a short-term credit rating, they require less enhancement for subordination than other tranches of Class A notes. Therefore, when Class A(2001-Emerald) notes are outstanding, the calculation of the required Class D Investor Interest changes. See "*The Notes— Required Subordinated Amount—The Class D Certificate.*"

Risk Factors

The risk factors disclosed in this section of this prospectus describe the principal risk factors of an investment in the notes.

Some interests could have priority over the master trust II trustee's interest in the receivables or the indenture trustee's interest in the collateral certificate, which could cause delayed or reduced payments to you.

Representations and warranties are made that the master trust II trustee has a perfected interest in the receivables and that the indenture trustee has a perfected interest in the collateral certificate. If any of these representations and warranties were found not to be true, however, payments to you could be delayed or reduced.

The transaction documents permit liens for municipal or other local taxes to have priority over the master trust II trustee's perfected interest in the receivables. If any of these tax liens were to arise, or if other interests in the receivables or the collateral certificate were found to have priority over those of the master trust II trustee or the indenture trustee, you could suffer a loss on your investment.

If a conservator, a receiver, or a bankruptcy trustee were appointed for BANA, Funding, master trust II, or the issuing entity, and if the administrative expenses of the conservator, the receiver, or the bankruptcy trustee were found to relate to the receivables, the collateral certificate, or the transaction documents, those expenses could be paid from collections on the receivables before the master trust II trustee or the indenture trustee receives any payments, which could result in losses on your investment. See "*Risk Factors—The conservatorship, receivership, bankruptcy, or insolvency of BANA, Funding, master trust II, the issuing entity, or any of their affiliates could result in accelerated, delayed, or reduced payments to you*" in this prospectus.

The master trust II trustee and the indenture trustee may not have a perfected interest in collections commingled by the servicer with its own funds or in interchange commingled by BANA with its own funds, which could cause delayed or reduced payments to you.

The servicer is obligated to deposit collections into the master trust II collection account no later than the second business day after the date of processing for those collections. If conditions specified in the transaction documents are met, however, the servicer is permitted to hold all collections received during a monthly period and to make only a single deposit of those collections on the following transfer date. In addition, BANA always is permitted to make only a single transfer of all interchange received during a monthly period on the following transfer date. See "*Master Trust II—Application of Collections*" and "*BANA's Credit Card Activities—Interchange.*"

All collections that the servicer is permitted to hold are commingled with its other funds and used for its own benefit. Similarly, all interchange that BANA receives prior to the related transfer date is commingled with its other funds and used for its own benefit. The master trust II trustee and the indenture trustee may not have a perfected interest in these amounts, and thus payments to you could be delayed or reduced if the servicer or BANA were to enter conservatorship or receivership, were to become insolvent, or were to fail to perform its obligations under the transaction documents.

The conservatorship, receivership, bankruptcy, or insolvency of BANA, Funding, master trust II, the issuing entity, or any of their affiliates could result in accelerated, delayed, or reduced payments to you.

BANA is a national banking association, and its deposits are insured by the Federal Deposit Insurance Corporation (the FDIC). If certain events were to occur involving BANA's financial condition or the propriety of its actions, the FDIC could be appointed as conservator or receiver for BANA and, in that capacity, could exercise broad powers over BANA and its assets, obligations, and operations.

Prior to October 20, 2006, FIA transferred receivables directly to the master trust II trustee and the collateral certificate directly to the issuing entity. From October 20, 2006 until the BACCS Removal Date, receivables were transferred by FIA (and, following the Merger Date, by BANA) to BACCS, by BACCS to Funding, and by Funding to the master trust II trustee. Since the BACCS Removal Date, receivables have been transferred by BANA to Funding and by Funding to the master trust II trustee.

Each transfer of receivables or the collateral certificate by BANA is treated by BANA as a sale for legal purposes. The FDIC or other interested parties, however, could take the position that any of these transfers constitutes only the grant of a security interest under applicable law, that BANA continues to own the receivables or the collateral certificate, and that the FDIC as conservator or receiver for BANA should control and administer the receivables or the collateral certificate.

Under the current version of the FDIC's regulation on securitization transactions, the FDIC has surrendered its rights to reclaim, recover, or recharacterize a depository institution's transfer of financial assets (such as the receivables and the collateral certificate) with respect to obligations of a revolving trust or a master trust if:

- one or more obligations were issued by the trust as of September 27, 2010;

- the transfer satisfied specified conditions for sale accounting treatment under generally accepted accounting principles in effect for reporting periods before November 15, 2009;

- the transfer involved a securitization of the financial assets;

- the depository institution received adequate consideration for the transfer; and

- the financial assets were not transferred fraudulently, in contemplation of the depository institution's insolvency, or with the intent to hinder, delay, or defraud the depository institution or its creditors.

Each transfer of receivables or the collateral certificate by BANA (and, prior to the Merger Date, by FIA) has been intended to satisfy all of these conditions.

If any of these conditions were found not to have been met, the FDIC's rights to reclaim, recover, or recharacterize BANA's transfers of receivables or the collateral certificate would not be restricted. Under such circumstances, the FDIC may also have the right to recover payments made on the notes. The FDIC may not be subject to an express time limit in deciding whether to exercise any of these rights, and a delay by the FDIC in making a decision could result in losses on your investment. If the FDIC were successful in exercising any of these rights, moreover, you

may not be entitled under applicable law to the full amount of your damages. A statutory injunction would prevent the master trust II trustee, the indenture trustee, and the noteholders from collecting payments or exercising any of their other rights, remedies, and interests for up to 90 days.

Even if the referenced conditions in the FDIC's regulation were satisfied and the FDIC did not reclaim, recover, or recharacterize BANA's transfers of receivables or the collateral certificate, distributions to you could be adversely affected if BANA entered conservatorship or receivership.

In addition to the statutory injunction, the FDIC may be able to obtain a judicial stay of any action to collect payments under or otherwise enforce the transaction documents, the collateral certificate, or the notes. Further, the FDIC may require that its claims process be followed before payments on the receivables or the collateral certificate are released. The delay caused by any of these actions could result in losses to you.

The FDIC, moreover, may have the power to choose whether or not the terms of the transaction documents will continue to apply. Thus, regardless of what the transaction documents provide, the FDIC could:

- authorize BANA to assign or to stop performing its obligations under the transaction documents, including its obligations to service the receivables, to make payments or deposits, to repurchase receivables, or to provide administrative services for Funding or the issuing entity;

- prevent the appointment of a successor servicer or the appointment of a successor provider of administrative services for Funding or the issuing entity;

- alter the terms on which BANA continues to service the receivables, to provide administrative services for Funding or the issuing entity, or to perform its other obligations under the transaction documents, including the amount or the priority of the fees paid to BANA;

- prevent or limit the commencement of an early redemption of the notes, or instead do the opposite and require the early redemption to commence;

- prevent or limit the early liquidation of the receivables or the collateral certificate and the termination of master trust II or the issuing entity, or instead do the opposite and require those to occur; or

- prevent or limit continued transfers of receivables or continued distributions on the collateral certificate, or instead do the opposite and require those to continue.

If any of these events were to occur, payments to you could be accelerated, delayed, or reduced. In addition, these events could result in other parties to the transaction documents being excused from performing their obligations, which could cause further losses on your investment. Distributions to you also could be adversely affected if the FDIC were to argue that any term of the transaction documents violates applicable regulatory requirements.

Funding is a direct subsidiary of BANA. Certain banking laws and regulations may apply not only to BANA but to its subsidiaries as well. If BACCS or Funding were found to have violated any of these laws or regulations, you could suffer a loss on your investment.

In the receivership of an unrelated national bank, the FDIC successfully argued to the United States Court of Appeals for the District of Columbia Circuit that certain of its rights and powers extended to a statutory trust formed and owned by that national bank in connection with a securitization of credit card receivables. If BANA were to enter conservatorship or receivership, the FDIC could argue that its rights and powers extend to Funding, master trust II, or the issuing entity. If the FDIC were to take this position and seek to repudiate or otherwise affect the rights of the master trust II trustee, the indenture trustee, or the noteholders under any transaction document, losses to you could result.

In addition, no assurance can be given that the FDIC would not attempt to exercise control over the receivables, the collateral certificate, or the other assets of Funding, master trust II, or the issuing entity on an interim or a permanent basis. If this were to occur, payments to you could be delayed or reduced.

If Funding or any affiliate affected by these transactions were to become the debtor in a bankruptcy case, moreover, the bankruptcy court could exercise control over the receivables or the collateral certificate on an interim or a permanent basis. Although steps have been taken to minimize this risk, Funding or an affiliate as debtor-in-possession or another interested party could argue that:

- Funding, master trust II, or the issuing entity, and its assets (including the receivables or the collateral certificate), should be substantively consolidated with the bankruptcy estate of Funding or an affiliate or the separate legal existence of Funding, master trust II, or the issuing entity should be disregarded based on a "piercing the corporate veil" or similar theory; or

- the receivables or the collateral certificate are necessary for Funding or an affiliate to reorganize.

If these or similar arguments were made, whether successfully or not, distributions to you could be adversely affected.

Further, if Funding or an affected affiliate were to enter bankruptcy, any action to collect payments under or otherwise enforce the transaction documents, the collateral certificate, or the notes could be prohibited, unless the permission of the bankruptcy court was obtained, resulting in delayed or reduced payments to you. Noteholders also may be required to return distributions already received if Funding or an affected affiliate were to become the debtor in a bankruptcy case.

A court overseeing the bankruptcy case of Funding or an affected affiliate may have the power to choose whether or not the terms of the transaction documents will continue to apply. Thus, regardless of what the transaction documents provide, the court could:

- authorize Funding or an affiliate to assign or to stop performing its obligations under the transaction documents, including its obligations to make payments or deposits or to repurchase receivables;

- alter the terms on which Funding or an affiliate continues to perform its obligations under the transaction documents, including the amount or the priority of the fees paid to Funding or an affiliate;

- prevent or limit the commencement of an early redemption of the notes, or instead do the opposite and require the early redemption to commence;

- prevent or limit the early liquidation of the receivables or the collateral certificate and the termination of master trust II or the issuing entity, or instead do the opposite and require those to occur; or

- prevent or limit continued transfers of receivables or continued distributions on the collateral certificate, or instead do the opposite and require those to continue.

If any of these events were to occur, payments to you could be accelerated, delayed, or reduced. In addition, these events could result in other parties to the transaction documents being excused from performing their obligations, which could cause further losses on your investment.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the Financial Reform Act) grants additional authorities and responsibilities to existing regulatory agencies to identify and address emerging systemic risks posed by the activities of financial services firms, including a new system for the orderly liquidation of certain systemically significant financial entities. In such a liquidation, the FDIC would be appointed as receiver and would have powers similar to those it has as receiver for a bank under the insolvency provisions of the Federal Deposit Insurance Act. Because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear exactly what impact these provisions will have on any particular company, including Funding, master trust II, and the issuing entity.

Funding, master trust II, and the issuing entity have been established so as to minimize the risk that any of them would become insolvent or enter bankruptcy. Still, each of them may be eligible to file for bankruptcy or to be placed into receivership under the orderly liquidation authority provisions of the Financial Reform Act, and no assurance can be given that the risk of insolvency, bankruptcy or receivership has been eliminated. If Funding, master trust II, or the issuing entity were to become insolvent or were to enter bankruptcy or receivership, you could suffer a loss on your investment. Risks also exist that, if Funding, master trust II, or the issuing entity were to enter bankruptcy or receivership, any of the others and its assets (including the receivables or the collateral certificate) would be treated as part of the bankruptcy or receivership estate.

Regardless of any decision made by the FDIC or any ruling made by a court, moreover, the mere fact that BANA, Funding, master trust II, the issuing entity, or any of their affiliates has become insolvent or has entered conservatorship, receivership, or bankruptcy could have an adverse effect on the value of the receivables and the collateral certificate and on the liquidity and the value of the notes.

There also may be other possible effects of a conservatorship, receivership, bankruptcy, or insolvency of BANA, Funding, master trust II, the issuing entity, or any of their affiliates that could result in losses on your investment.

The conservatorship, receivership, bankruptcy, or insolvency of other parties to the transactions could result in accelerated, delayed, or reduced payments to you.

Other parties to the transactions, such as subservicers, may have material roles. In addition, funds to make payments on the notes may be supplied by derivative counterparties or by

enhancement or liquidity providers. If any of these parties were to enter conservatorship, receivership, or bankruptcy or were to become insolvent, there could be losses on your investment.

Regulatory action could result in losses or delays in payment.

BANA is regulated and supervised by the Office of the Comptroller of the Currency (the OCC) and the FDIC. Beginning in July 2011, BANA and other credit card issuers became subject to regulation and oversight by a new agency established under the Financial Reform Act, the Consumer Financial Protection Bureau (the CFPB). See "*Financial regulatory reforms could have a significant impact on the issuing entity, master trust II, Funding or BANA*." These regulatory authorities, as well as others, have broad powers of enforcement over BANA and its affiliates.

If any of these regulatory authorities were to conclude that an obligation under the transaction documents constituted an unsafe or unsound practice or violated any law, regulation, written condition, or agreement applicable to BANA or its affiliates, that regulatory authority may have the power to order BANA or the related affiliate to rescind the transaction document, to refuse to perform the obligation, to amend the terms of the obligation, or to take any other action considered appropriate by that authority. In addition, BANA or the related affiliate may not be liable to you for contractual or other damages for complying with such a regulatory order, and you may not be able to make a claim against the regulatory authority. Therefore, if such a regulatory order were issued, payments to you could be accelerated, delayed, or reduced.

In one case, the OCC issued a cease and desist order against a national banking association that was found to have been servicing credit card receivables on terms that were inconsistent with safe and sound banking practices. That order required the financial institution to cease performing its duties as servicer within approximately 120 days, to immediately withhold and segregate funds from collections for payment of its servicing fee (despite the priority of payments in the securitization documents and the perfected security interest of the related trust in those funds), and to increase its servicing fee percentage above that specified in the securitization documents. BANA has no reason to believe that its servicing arrangements are contrary to safe and sound banking practices or otherwise violate any law, regulation, written condition, or agreement applicable to BANA or its affiliates. If a regulatory authority were to conclude otherwise, however, you could suffer a loss on your investment.

Changes to consumer protection laws, including in their application or interpretation, may impede origination or collection efforts, change cardholder use patterns, or alter timing and amount of collections, any of which may result in an acceleration of, or reduction in, payments on your notes.

Receivables that do not comply with consumer protection laws may not be valid or enforceable under their terms against the obligors of those receivables.

Federal and state consumer protection laws regulate the creation and enforcement of consumer loans. For instance, in May of 2009, Congress enacted the Credit Card Accountability Responsibility and Disclosure Act of 2009 (the CARD Act). The CARD Act amends the federal Truth in Lending Act to require additional disclosure and imposes certain substantive requirements relating to, among other things, marketing, underwriting, pricing, and billing practices. Among other things, the CARD Act and its implementing rules prevent increases in the annual percentage rate (APR) on outstanding balances except under limited circumstances,

require creditors to allocate payments in excess of the minimum payment first to the portion of the balance with the highest outstanding rate, and then to the remaining balances in descending interest rate order, require that an APR increase resulting from an account being past due be reduced if payments are timely made for six consecutive months after the APR increase, and require card issuers to review accounts at least every six months when an APR has been increased to determine whether the APR should be reduced. In addition, the CARD Act and its implementing rules impose certain restrictions on increases to penalty fees and require penalty fees to be a "reasonable proportion" of the total costs incurred by the card issuer due to the cardholder's violation of the account terms.

In July 2015, the Department of Defense published amendments to its regulations implementing the Military Lending Act of 2006 (the MLA). Among other things, these amendments bring consumer credit cards within the reach of MLA regulations and limit the terms which may be offered by card issuers to "covered borrowers," comprising active duty, guard, or reserve personnel and their spouses and dependents. Credit card issuers will be barred from imposing a "military annual percentage rate" (MAPR) greater than 36 percent in any covered borrower's billing cycle, with MAPR calculated by including not only the covered borrower's periodic rate but also credit insurance premiums, debt cancellation and suspension fees, ancillary product fees, and other fees which are not "bona fide" and "reasonable." Card issuers may need to proactively identify covered borrowers by reference to a Department of Defense online database or a consumer report from a nationwide consumer reporting agency in order to ensure they do not impose an excessive MAPR on such individuals. In addition, disclosures of MAPR restrictions must be made to covered borrowers orally and in writing. Compliance with these regulations is required with respect to consumer credit card accounts by October 3, 2017 (subject to a potential extension by the Department of Defense to a date no later than October 3, 2018).

As a result of the consumer protection laws and regulations currently in effect, any consumer protection laws or regulations subsequently enacted or implemented, and changes in their regulatory application or judicial interpretation, it may be more difficult for BANA to originate additional accounts or for the servicer to collect payments on the receivables, and the finance charges and other fees that BANA as owner of the accounts can charge on credit card account balances may be reduced. Furthermore, cardholders may choose to use credit cards less as a result of these consumer protection laws and their respective application and interpretation. Each of these results, independently or collectively, may reduce the effective yield on the credit card accounts in the Master Trust II Portfolio, which could result in an early redemption event and accelerated or reduced payments on your notes. See "*Consumer Protection Laws*" in this prospectus.

Congress, the states and regulatory agencies, including but not limited to the Board of Governors of the Federal Reserve and the CFPB, also could further regulate the credit card and consumer credit industry in ways that make it more difficult for BANA to originate additional accounts or for the servicer to collect payments on the receivables, that reduce the finance charges and other fees that BANA as owner of the accounts can charge on credit card account balances, or that cause cardholders to decrease their use of credit cards. See "*Financial regulatory reforms could have a significant impact on the issuing entity, master trust II, Funding or BANA*."

If a cardholder sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the cardholder's obligations to repay amounts due on its account and, as a result, the related receivables would be written off as uncollectible. The noteholders could suffer a loss if no funds are available from credit enhancement or other

sources. See "*Master Trust II—Defaulted Receivables; Rebates and Fraudulent Charges*" in this prospectus.

Financial regulatory reforms could have a significant impact on the issuing entity, master trust II, Funding or BANA

The Financial Reform Act, which was signed into law on July 21, 2010, enacts sweeping financial regulatory reform, including providing for the creation of new federal regulatory agencies and the grant of additional authorities and responsibilities to existing regulatory agencies, to identify and address emerging systemic risks posed by the activities of financial services firms. The Financial Reform Act also provides for, among other things, enhanced regulation of derivatives and asset-backed securities, restrictions on executive compensation, heightened capital and liquidity requirements for banks, and enhanced oversight of credit rating agencies. Additionally, the Financial Reform Act limits the ability of federal laws to preempt state and local consumer laws. Several examples of new regulations being implemented in whole or in part under the Financial Reform Act are set forth below.

The Financial Reform Act established the CFPB to regulate the offering of consumer financial products or services under federal consumer financial laws. In addition, the CFPB was granted general authority to prevent covered persons or service providers from committing or engaging in unfair, deceptive or abusive acts or practices under federal law in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. Pursuant to the Financial Reform Act, on July 21, 2011, certain federal consumer financial protection statutes and related regulatory authority were transferred to the CFPB. Consequently, certain federal consumer financial laws including, but not limited to, the Truth in Lending, Equal Credit Opportunity, Fair Credit Reporting, and Electronic Fund Transfer Acts, will be enforced by the CFPB, subject to certain statutory limitations.

On August 31, 2011, the SEC issued an advance notice of proposed rulemaking relating to the exemptions from the status as an investment company under the Investment Company Act of 1940 relied upon by master trust II and the issuing entity. At this time, we cannot predict what form the related final rules will take, whether the exemptions that master trust II and the issuing entity rely on will continue to be available or whether new and prohibitive conditions to reliance on the exemptions will be included in such final rules.

Many of the provisions under the Financial Reform Act have begun or continue to be phased in or will be phased in over the next several months or years and will be subject both to further rulemaking and the discretion of applicable regulatory bodies; the impact of the Financial Reform Act will depend significantly upon the content and implementation of the rules and regulations issued on its mandate. It is not yet clear how the Financial Reform Act and its associated rules and regulations will impact the asset-backed securities market and credit card lending generally and the issuing entity, master trust II, Funding or BANA and their respective businesses and assets specifically. No assurance can be given that the new standards will not have an adverse impact on the issuing entity, master trust II, Funding or BANA, including on the level of receivables held in master trust II, the servicing of those receivables, or the amount of notes issued in the future.

A failure in or breach of BANA's operational or security systems or infrastructure, or those of third parties, could disrupt BANA's ability to originate and service credit card accounts and related receivables, and may adversely impact the timing and amount of payments on your notes.

BANA's operational and security systems and infrastructure, including its computer systems, data management, and internal processes, as well as those of Total System Services, Inc. and other third parties whose services BANA utilizes, are subject to operational risk. As an originator and servicer of consumer credit card accounts and receivables, BANA relies on its employees and third parties such as Total System Services, Inc. in its day-to-day and ongoing operations, who may, as a result of human error or malfeasance or failure or breach of third-party systems or infrastructure, expose BANA to risk. BANA has taken measures to implement backup systems and other safeguards to support its operations, but its ability to conduct business may be adversely affected by any significant disruptions to the operations of BANA, Total System Services, Inc. or other third parties with whom BANA interacts. In addition, BANA's ability to implement backup systems and other safeguards with respect to the systems of Total System Services, Inc. or other third parties is more limited than with respect to its own systems. BANA's financial, accounting, data processing, backup or other operating or security systems and infrastructure may fail to operate properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond its control, which could adversely affect its ability to engage in origination and servicing of credit card accounts and related receivables. These events could include electrical, telecommunications or other major physical infrastructure outages; natural disasters such as earthquakes, tornadoes, hurricanes and floods; disease pandemics; and events arising from local or larger scale political or social matters, including terrorist acts. BANA continuously updates these systems to support its operations and growth. This updating entails significant costs and creates risks associated with implementing new systems and integrating them with existing ones. Operational risk exposures could adversely impact BANA's business, including, but not limited to, its ability to originate and service credit card accounts and related receivables, or to generate new receivables, and may adversely impact the timing and amount of payments on your notes.

A cyber attack, information or security breach, or a technology failure of BANA or of a third party could adversely affect BANA's ability to conduct its credit card origination and servicing activities, result in the loss of information or the disclosure or misuse of confidential or proprietary information, increase BANA's costs to maintain and update its operational and security systems and infrastructure, cause reputational harm, reduce the rate at which new receivables are generated and repaid, and adversely impact the timing and amount of payments on your notes.

BANA's credit card origination and servicing operations are highly dependent on the security and efficacy of its infrastructure, computer and data management systems, as well as those of Total System Services, Inc. and other third parties with whom it interacts. Cyber security risks for financial institutions have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state actors. BANA's businesses, including its credit card business, rely on the secure processing, transmission, storage and retrieval of confidential, proprietary and other information in its computer and data management systems and networks, and in the computer and data management systems and networks of third parties, including Total System Services, Inc. BANA relies on digital technologies, computer, database and email systems, software, and networks to conduct its operations. In addition, to access BANA's network, products and services, its customers and other third parties may use personal mobile devices or computing devices that are outside of BANA's network environment. BANA, its customers, regulators and other third parties have been subject to, and are likely to continue to be the target of, cyber attacks, including computer viruses, malicious or destructive code, phishing attacks, denial of service or information or other security breaches, that could

result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of BANA, its employees, its customers or of third parties, or otherwise materially disrupt BANA's or its customers' or other third parties' network access or business operations. For example, in recent years, BANA has been subject to malicious activity, including distributed denial of service attacks. Additionally, several large retailers have disclosed substantial cyber security breaches affecting debit and credit card accounts of their customers, some of which accounts were originated or acquired by BANA. Although these incidents have not, to date, had a material impact on BANA, its credit card business, or the timing and amount of payments on the notes, we believe that such incidents will continue, and we are unable to predict the severity of such future attacks on BANA or its affiliates. BANA's counterparties, regulators, customers and clients, and other third parties with whom BANA or its customers and clients interact are exposed to similar incidents, and incidents affecting those third parties could impact BANA.

Although to date BANA has not experienced any material losses or other material consequences relating to technology failure, cyber attacks or other information or other security breaches, there can be no assurance that it will not suffer such losses or other consequences in the future. BANA's risk and exposure to these matters remains heightened because of, among other things, the evolving nature of these threats; BANA's prominent size and scale; its role in the financial services industry and the broader economy; its plans to continue to implement its internet banking and mobile banking channel strategies and develop additional remote connectivity solutions to serve its customers when and how they want to be served; its continuous transmission of sensitive information to, and storage of such information by, third parties, including Total System Services, Inc. and other vendors and its regulators; its expanded geographic footprint and international presence; the outsourcing of some of its business operations; the continued uncertain global economic environment; threats of cyber terrorism; external extremist parties, including foreign state actors, in some circumstances as a means to promote political ends; and system and customer account updates and conversions. As a result, cyber security and the continued development and enhancement of BANA's controls, processes and practices designed to protect its systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for BANA's management. As cyber threats continue to evolve, BANA and its affiliates may be required to expend significant additional resources to continue to modify or enhance their protective measures or to investigate and remediate any information security vulnerabilities or incidents.

BANA also faces indirect technology, cyber security and operational risks relating to Total System Services, Inc. and other third parties with whom it does business or upon whom it relies to facilitate or enable its credit card operations. In addition to Total System Services, Inc., the third parties with whom BANA interacts and upon whom it relies include financial counterparties, financial intermediaries such as clearing agents, exchanges and clearing houses, vendors, regulators, providers of critical infrastructure such as internet access and electrical power, and retailers for whom BANA processes transactions. Each of these third parties faces the risk of cyber attack, information breach or loss, or technology failure. Any such cyber attack, information breach or loss, or technology failure of a third party could, among other things, adversely affect BANA's ability to originate and service credit card accounts and related receivables, or to generate new receivables, and may adversely impact the timing and amount of payments on your notes. As a result of financial entities and technology systems becoming more interdependent and complex, a cyber incident, information breach or loss, or technology failure that significantly degrades, deletes or compromises the systems or data of one or more financial entities could have a material impact on counterparties or other market participants, including BANA. This consolidation and interconnectivity increases the risk of operational failure, on both

individual and industry-wide bases, as disparate complex systems need to be integrated, often on an accelerated basis. Any such cyber attack, information breach or loss, failure, termination or constraint could, among other things, adversely affect BANA's ability to originate and service credit card accounts and related receivables, or to generate new receivables, and may adversely impact the timing and amount of payments on your notes.

Any of the matters discussed above could result in BANA's loss of customers and business opportunities, significant disruption to its operations and business, including its credit card origination and servicing operations, misappropriation or destruction of its confidential information and/or that of its customers, or damage to its customers' and/or third parties' computers or systems, and could result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in BANA's security measures, reputational damage, reimbursement or other compensatory costs, and additional compliance costs. In addition, any of the matters described above could adversely impact the timing and amount of payments on your notes.

Competition in the credit card and consumer lending industry may result in a decline in ability to generate new receivables. This may result in the payment of principal earlier or later than the expected principal payment date, or in reduced principal payments.

The credit card industry is highly competitive. As new credit card companies enter the market and companies try to expand their market share, effective advertising, target marketing and pricing strategies grow in importance. Additionally, the acceptance and use of other consumer loan products, such as mortgage and home equity products, for consumer spending has increased significantly in recent years. BANA's ability to compete in this environment will affect its ability to generate new receivables and affect payment patterns on the receivables. If the rate at which BANA generates new receivables declines significantly, BANA might be unable to transfer additional receivables to Funding for inclusion in master trust II, and a Pay Out Event could occur, resulting in payment of principal sooner than expected or in reduced amounts. If the rate at which BANA generates new receivables decreases significantly at a time when you are scheduled to receive principal payments, you might receive principal payments more slowly than planned or in reduced amounts.

Payment patterns of cardholders may not be consistent over time and variations in these payment patterns may result in reduced payment of principal, or receipt of payment of principal earlier or later than expected.

Collections of principal receivables available to pay your notes on any principal payment date or to make deposits into an issuing entity account will depend on many factors, including:

- the rate of repayment of credit card balances by cardholders, which may be slower or faster than expected which may cause payment on the notes to be earlier or later than expected;

- the extent of credit card usage by cardholders, and the creation of additional receivables in the accounts designated to master trust II; and

- the rate of default by cardholders.

Changes in payment patterns and credit card usage result from a variety of economic, competitive, political, social and legal factors. Economic factors include the rate of inflation,

unemployment levels and relative interest rates. The availability of incentive or other award programs may also affect cardholders' actions. Competitive factors include not only attractive terms and conditions offered by other credit card lenders, but also the attractiveness of other consumer lending products, such as mortgages and home equity loans. Social factors include consumer confidence levels and the public's attitude about incurring debt and the consequences of personal bankruptcy. In addition, acts of terrorism and natural disasters in the United States and the political and military response to any such events may have an adverse effect on general economic conditions, consumer confidence and general market liquidity.

We cannot predict how any of these or other factors will affect repayment patterns or credit card use and, consequently, the timing and amount of payments on your notes. Any reductions in the amount, or delays in the timing, of interest or principal payments will reduce the amount available for distribution on the notes.

Allocations of defaulted principal receivables and reallocation of Available Principal Amounts could result in a reduction in payment on your notes.

BANA, as servicer, will write off the principal receivables arising in credit card accounts in the Master Trust II Portfolio if the principal receivables become uncollectible as determined under BANA's policies and procedures. Your notes will be allocated a portion of these defaulted principal receivables. In addition, Available Principal Amounts may be reallocated to pay interest on senior classes of notes or to pay a portion of the master trust II servicing fee. You may not receive full repayment of your notes and full payment of interest due if (i) the nominal liquidation amount of your notes has been reduced by charge-offs resulting from uncovered Investor Default Amounts or as the result of reallocations of Available Principal Amounts to pay interest and a portion of the master trust II servicing fee, and (ii) those amounts have not been reimbursed from Available Funds. For a discussion of nominal liquidation amount, see "*The Notes—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount—Nominal Liquidation Amount*."

Only some of the assets of the issuing entity are available for payments on any tranche of notes.

The sole sources of payment of principal of and interest on your tranche of notes are provided by:

- the portion of the Available Principal Amounts and Available Funds allocated to the BAseries and available to your tranche of notes after giving effect to any reallocations and payments and deposits for senior notes;

- funds in the applicable issuing entity accounts for your tranche of notes; and

- payments received under any applicable derivative agreement for your tranche of notes.

As a result, you must rely only on the particular allocated assets as security for your tranche of notes for repayment of the principal of and interest on your notes. You will not have recourse to any other assets of the issuing entity or any other person for payment of your notes. See "*Sources of Funds to Pay the Notes*."

In addition, if there is a sale of credit card receivables due to the insolvency of Funding, due to an event of default and acceleration or on the applicable legal maturity date, as described in "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables*," your tranche of notes has

recourse only to the proceeds of that sale, any amounts then on deposit in the issuing entity accounts allocated to and held for the benefit of your tranche of notes, and any amounts payable under any applicable derivative agreement.

Class B notes and Class C notes are subordinated and bear losses before Class A notes.

Class B notes of the BAseries are subordinated in right of payment of principal and interest to Class A notes, and Class C notes of the BAseries are subordinated in right of payment of principal and interest to Class A notes and Class B notes.

In the BAseries, Available Funds are first used to pay interest due to Class A noteholders, next to pay interest due to Class B noteholders, and then to pay interest due to Class C noteholders. If Available Funds are not sufficient to pay interest on all classes of notes, the notes may not receive full payment of interest if, in the case of Class A and Class B notes, reallocated Available Principal Amounts, and in the case of Class C notes, amounts on deposit in the applicable Class C reserve subaccount, are insufficient to cover the shortfall.

In the BAseries, Available Principal Amounts may be reallocated to pay interest on senior classes of notes of the BAseries and to pay a portion of the master trust II servicing fee allocable to the BAseries to the extent that Available Funds are insufficient to make such payments. In addition, charge-offs due to defaulted principal receivables in master trust II allocable to the BAseries generally are reallocated from the senior classes to the subordinated classes of the BAseries. If these reallocations of Available Principal Amounts and charge-offs are not reimbursed from Available Funds, the full stated principal amount of the subordinated classes of notes will not be repaid. See "*The Notes—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount—Nominal Liquidation Amount*" and "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries— Application of BAseries Available Principal Amounts*."

In addition, after application to pay interest on senior classes of notes or to pay a portion of the master trust II servicing fee allocable to the BAseries, Available Principal Amounts are first used to pay principal due to Class A noteholders, next to pay principal due to Class B noteholders, and then to pay principal due to Class C noteholders.

If there is a sale of the credit card receivables owned by master trust II due to an insolvency of Funding or due to an event of default and acceleration relating to the BAseries, the net proceeds of the sale allocable to principal payments for the collateral certificate will generally be used first to pay amounts due to Class A noteholders, next to pay amounts due to Class B noteholders, and then, to pay amounts due to Class C noteholders. This could cause a loss to Class A, Class B or Class C noteholders if the amount available to them is not enough to pay the Class A, Class B or Class C notes in full.

Payment of Class B notes and Class C notes may be delayed or reduced due to the subordination provisions.

For the BAseries, subordinated notes, except as noted in the following paragraph, will be paid principal only to the extent that sufficient funds are available and such notes are not needed to provide the required subordination for senior classes of notes of the BAseries. In addition, Available Principal Amounts allocated to the BAseries will be applied first to pay shortfalls in interest on senior classes of notes, then to pay a portion of the shortfall in the master trust II servicing fee allocable to the BAseries, and then to make targeted deposits to the principal

funding subaccounts of senior classes of notes before being applied to make required deposits to the principal funding subaccounts of the subordinated notes.

If subordinated notes reach their expected principal payment date, or an early redemption event, event of default and acceleration, or other optional or mandatory redemption occurs relating to those subordinated notes prior to the legal maturity date, and cannot be paid because of the subordination provisions of the BAseries indenture supplement, prefunding of the principal funding subaccounts for the senior notes of the BAseries will begin, as described in "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account*," and no Available Principal Amounts will be deposited into the principal funding subaccount of, or used to make principal payments on, the subordinated notes. After that time, the subordinated notes will be paid only if, and to the extent that:

- enough senior notes are repaid so that the subordinated notes are no longer necessary to provide the required subordination;

- new subordinated notes are issued so that the subordinated notes which are payable are no longer necessary to provide the required subordination;

- the principal funding subaccounts for the senior notes are prefunded so that the subordinated notes are no longer necessary to provide the required subordination; or

- the subordinated notes reach their legal maturity date.

This may result in a delay to, or reduction to or loss of, principal payments to holders of subordinated notes. See "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account—Prefunding of the Principal Funding Account for Senior Classes*."

Class A and Class B notes of the BAseries can lose their subordination under some circumstances resulting in delayed or reduced payments to you.

Subordinated notes of the BAseries may have expected principal payment dates and legal maturity dates earlier than some or all of the notes of the senior classes.

If notes of a subordinated class reach their expected principal payment date at a time when they are needed to provide the required subordination for the senior classes of the BAseries and the issuing entity is unable to issue additional notes of that subordinated class or obtain acceptable alternative forms of credit enhancement, prefunding of the senior classes will begin and such subordinated notes will not be paid on their expected principal payment date. The principal funding subaccounts for the senior classes will be prefunded with Available Principal Amounts allocable to the BAseries and available for that purpose in an amount necessary to permit the payment of those subordinated notes while maintaining the required subordination for the senior classes. See "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account*."

There will generally be a 29-month period between the expected principal payment date and the legal maturity date of the subordinated notes to prefund the principal funding subaccounts of the senior classes, if necessary. Notes of a subordinated class which have reached their expected

principal payment date will not be paid until the remaining subordinated notes provide the required subordination for the senior notes, which payment may be delayed further as other subordinated notes reach their expected principal payment date. The subordinated notes will be paid on their legal maturity date, to the extent that any funds are available for that purpose from proceeds of the sale of receivables or otherwise, whether or not the senior classes of notes have been fully prefunded.

If the rate of repayment of principal receivables in master trust II were to decline during this prefunding period, then the principal funding subaccounts for the senior classes of notes may not be fully prefunded before the legal maturity date of the subordinated notes. In that event and only to the extent not fully prefunded, the senior classes would not have the required subordination beginning on the legal maturity date of those subordinated notes unless additional subordinated notes of that class were issued or enough senior notes have matured so that the remaining outstanding subordinated notes provide the necessary subordination.

The table under "*Annex I: The Master Trust II Portfolio—Principal Payment Rates*" in this prospectus sets forth the highest and lowest cardholder monthly principal payment rates for the Master Trust II Portfolio during the periods shown in such table. Principal payment rates may change due to a variety of factors including economic, social and legal factors, changes in the terms of credit card accounts by BANA, or the addition of credit card accounts to the Master Trust II Portfolio with different characteristics. There can be no assurance that the rate of principal repayment will remain in this range in the future.

Yield and payments on the receivables could decrease, resulting in the receipt of principal payments earlier than the expected principal payment date.

There is no assurance that the stated principal amount of your notes will be paid on its expected principal payment date.

A significant decrease in the amount of credit card receivables in master trust II for any reason could result in an early redemption event and in early payment of your notes, as well as decreased protection to you against defaults on the credit card receivables. In addition, the effective yield on the credit card receivables in master trust II could decrease due to, among other things, a change in periodic finance charges on the credit card accounts, an increase in the level of delinquencies or increased convenience use of the card whereby cardholders pay their credit card balance in full each month and incur no finance charges. This could reduce the amount of Available Funds. If the amount of Excess Available Funds for any three consecutive calendar months is less than the Required Excess Available Funds for those three months, an early redemption event will occur and could result in an early payment of your notes. See "*The Notes—Early Redemption of Notes*."

See "*—Competition in the credit card and consumer lending industry may result in a decline in ability to generate new receivables. This may result in the payment of principal earlier or later than the expected principal payment date, or in reduced amounts*" and "*—Class A and Class B notes of the BAseries can lose their subordination under some circumstances resulting in delayed or reduced payments to you*" above for a discussion of other circumstances under which you may receive principal payments earlier or later than the expected principal payment date.

The note interest rate and the receivables interest rate may reset at different times or fluctuate differently, resulting in a delay or reduction in payments on your notes.

Some credit card accounts may have finance charges set at a variable rate based on a designated index (for example, the prime rate). A series, class or tranche of notes may bear interest either at a fixed rate or at a floating rate based on a different index. If the rate charged on the credit card accounts declines, collections of finance charge receivables allocated to Series 2001-D may be reduced without a corresponding reduction in the amounts payable as interest on the notes and other amounts paid from collections of finance charge receivables. This could result in delayed or reduced principal and interest payments to you.

Issuance of additional notes or master trust II investor certificates may affect your voting rights and the timing and amount of payments to you.

The issuing entity expects to issue notes from time to time, and master trust II may issue new investor certificates from time to time. The issuing entity may also "reopen" or later issue additional notes in your tranche of BAseries notes. New notes and master trust II investor certificates may be issued without notice to existing noteholders, and without your or their consent, and may have different terms from outstanding notes and investor certificates. For a description of the conditions that must be met before master trust II can issue new investor certificates or the issuing entity can issue new notes, see "*Master Trust II—New Issuances*" and "*The Notes—Issuances of New Series, Classes and Tranches of Notes*."

The issuance of new notes or master trust II investor certificates could adversely affect the timing and amount of payments on outstanding notes. For example, if notes in your series issued after your notes have a higher interest rate than your notes, this could result in a reduction in the Available Funds used to pay interest on your notes. Also, when new notes or investor certificates are issued, the voting rights of your notes will be diluted. See "*—You may have limited or no ability to control actions under the indenture and the master trust II agreement. This may result in, among other things, accelerated payment of principal when it is in your interest to receive payment of principal on the expected principal payment date, or it may result in payment of principal not being accelerated when it is in your interest to receive early payment of principal*" below.

Addition of credit card accounts to master trust II and attrition of credit card accounts and receivables from master trust II may decrease the credit quality of the assets securing the repayment of your notes. If this occurs, your receipt of payments of principal and interest may be reduced, delayed or accelerated.

The assets of master trust II, and therefore the assets allocable to Series 2001-D, change every day. These changes may be the result of cardholder actions and preferences, marketing initiatives by BANA and other card issuers or other factors, including but not limited to, reductions in card usage, changes in payment patterns for revolving balances, closing of accounts in the Master Trust II Portfolio, and transfers or conversions of accounts in the Master Trust II Portfolio to new card accounts and other products. Funding may choose, or may be required, to add credit card receivables to master trust II. The credit card accounts from which these receivables arise may have different terms and conditions from the credit card accounts already designated for master trust II. For example, the new credit card accounts may have higher or lower fees or interest rates, or different payment terms. In addition, BANA may transfer the receivables in credit card accounts purchased by BANA to Funding for inclusion in master trust II if certain conditions are satisfied. Those accounts purchased by BANA will have been originated using the account originator's underwriting criteria, not those of BANA. That account originator's underwriting criteria may be different than those of BANA.

We cannot guarantee that new credit card accounts will be of the same credit quality as the credit card accounts currently or historically designated for master trust II. If the credit quality of the assets in master trust II were to deteriorate, the issuing entity's ability to make payments on the notes could be adversely affected and your receipt of payments of principal and interest may be reduced, delayed or accelerated. See "*Master Trust II—Addition of Master Trust II Assets*" in this prospectus.

You will not be notified of, nor will you have any right to consent to, the addition of any receivables in additional accounts to master trust II.

BANA may not be able to generate new receivables or designate new credit card accounts to master trust II when required by the master trust II agreement. This could result in an acceleration of or reduction in payments on your notes.

The issuing entity's ability to make payments on the notes will be impaired if sufficient new credit card receivables are not generated by BANA. Due to regulatory restrictions or for other reasons, BANA may be prevented from generating sufficient new receivables or designating new credit card accounts which are to be added to master trust II. We do not guarantee that new credit card accounts or receivables will be created, that any credit card account or receivable created will be eligible for inclusion in master trust II, that they will be added to master trust II, or that credit card receivables will be repaid at a particular time or with a particular pattern.

The master trust II agreement provides that Funding must transfer additional credit card receivables to master trust II if the total amount of principal receivables in master trust II falls below specified percentages of the total investor interests of investor certificates in master trust II. There is no guarantee that Funding will have enough receivables to add to master trust II. If Funding does not make an addition of receivables within five Business Days after the date it is required to do so, a Pay Out Event relating to Series 2001-D will occur. This would constitute an early redemption event and could result in an early payment of or reduction in payments on your notes. See "*Master Trust II—Addition of Master Trust II Assets*," "*—Pay Out Events*" and "*The Indenture—Early Redemption Events*."

BANA may change the terms of the credit card accounts in a way that reduces or slows collections. These changes may result in reduced, accelerated or delayed payments to you.

The receivables are transferred to master trust II, but BANA continues to own the related credit card accounts. As owner of the credit card accounts, BANA retains the right to change various credit card account terms (including finance charges and other fees it charges and the required minimum monthly payment). An early redemption event could occur if BANA reduced the finance charges and other fees it charges and a corresponding decrease in the collection of finance charges and fees resulted. In addition, changes in the credit card account terms may alter payment patterns. If payment rates decrease significantly at a time when you are scheduled to receive principal, you might receive principal more slowly than planned.

BANA will not reduce the interest rate it charges on the receivables or other fees if that action would cause a Pay Out Event or cause an early redemption event relating to the notes unless BANA is required by law or determines it is necessary to make such change to maintain its credit card business, based on its good faith assessment of its business competition.

BANA will not change the terms of the credit card accounts or its servicing practices (including changes to the required minimum monthly payment and the calculation of the amount or the

timing of finance charges, other fees and charge-offs) unless BANA reasonably believes a Pay Out Event would not occur for any master trust II series of investor certificates and an early redemption event would not occur for any tranche of notes and takes the same action on other substantially similar credit card accounts, to the extent permitted by those credit card accounts.

BANA has no restrictions on its ability to change the terms of the credit card accounts except as described above. Changes in relevant law, changes in the marketplace or prudent business practices could cause BANA to change credit card account terms. See "*BANA's Credit Card Activities—Origination, Account Acquisition, Credit Lines and Use of Credit Card Accounts*" and "*BANA Credit Card Portfolio—Renegotiated Loans and Re-Aged Accounts*" for a description of how credit card account terms can be changed.

If representations and warranties relating to the receivables are breached, payments on your notes may be reduced.

Funding, as transferor of the receivables, makes representations and warranties relating to the validity and enforceability of the receivables arising under the credit card accounts in the Master Trust II Portfolio, and as to the perfection and priority of the master trust II trustee's interests in the receivables. Funding will make similar representations and warranties to the extent that receivables are included as assets of the issuing entity. Prior to the Substitution Date, FIA made similar representations and warranties regarding the receivables that were transferred by FIA to master trust II. However, the master trust II trustee will not make any examination of the receivables or the related assets for the purpose of determining the presence of defects, compliance with the representations and warranties or for any other purpose.

If a representation or warranty relating to the receivables in the Master Trust II Portfolio is violated, the related obligors may have defenses to payment or offset rights, or creditors of Funding or BANA may claim rights to the master trust II assets. If a representation or warranty is violated, Funding or, with respect to receivables transferred to master trust II prior to the Substitution Date, BANA (as successor by merger to FIA), may have an opportunity to cure the violation. If it is unable to cure the violation, subject to certain conditions described under "*Master Trust II—Representations and Warranties*" in this prospectus, Funding or, with respect to receivables transferred to master trust II prior to the Substitution Date, BANA (as successor by merger to FIA), must accept reassignment of each receivable affected by the violation. These reassignments are the only remedy for breaches of representations and warranties, even if your damages exceed your share of the reassignment price. See "*Master Trust II—Representations and Warranties*" in this prospectus.

The objective of the asset representations review process is to independently identify noncompliance with a representation or warranty concerning the receivables but no assurance can be given as to its effectiveness.

[Clayton Fixed Income Services LLC] will act as the asset representations reviewer under the asset representations review agreement. As more particularly described under "*New Requirements for SEC Shelf Registration—Asset Representations Review*," once both the delinquency trigger and the voting trigger have been met, the asset representations reviewer will conduct a review of receivables in the Master Trust II Portfolio that are 60 or more days delinquent, and the related credit card accounts, for compliance with certain representations and warranties concerning those receivables made in the master trust II agreement and the receivables purchase agreement. The objective of the review process, including the final determination by the asset representations reviewer, is to independently identify noncompliance with a

representation or warranty concerning the receivables. The transferor will investigate any findings of noncompliance contained in the asset representations reviewer's final report and make a determination regarding whether any such noncompliance constitutes a breach of any contractual provision of any transaction agreement. If the transferor determines that a breach has occurred, it will provide notice to BANA and the master trust II trustee. See "*Master Trust II— Representations and Warranties*" and "*The Receivables Purchase Agreement—Representations and Warranties*" and "*—Repurchase Obligations*" for a discussion of the obligations of the transferor and BANA, and the rights of the master trust II trustee and certificateholders, if the transferor or BANA breaches certain representations and warranties concerning the receivables made in the master trust II agreement and the receivables purchase agreement.

None of the accounts or receivables comprising the Master Trust II Portfolio have been subject to the asset representations review process, and no assurance can be given that the asset representations review process will achieve the intended result of identifying noncompliance with representations and warranties concerning the receivables. A determination by the asset representations reviewer represents the analysis and the opinion of the reviewer based on the testing procedures related to the performance of its review, and there can be no assurance that any asset representations review will identify all inaccurate representations and warranties concerning the subject receivables. As a result, there can be no assurance that the asset representations review will provide the transferor or the master trust II trustee with an effective tool to identify a breach of any contractual provision. Neither investors nor the master trust II trustee will be able to change the scope of the testing procedures or any review using the testing procedures, or to contest any finding or determination by the asset representations reviewer.

The asset representations review agreement provides that, in connection with any review, the servicer will grant the asset representations reviewer access to copies of documentation related to the performance of its review of the accounts and receivables. The asset representations reviewer will conduct its review based on the information in the review materials and other generally available information. Therefore, the asset representations reviewer's ability to determine if receivables have failed to comply with a representation or warranty will depend on whether the review materials for those receivables or the related accounts provide a sufficient basis for that conclusion.

Finally, even if none of the representations and warranties concerning the receivables are untrue, the receivables may still suffer from delinquencies and charge-offs, and the notes may incur losses or have reduced market values.

There is no public market for the notes. As a result you may be unable to sell your notes or the price of the notes may suffer.

The underwriters of the notes may assist in resales of the notes but they are not required to do so. A secondary market for any notes may not develop. If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of your notes.

In addition, some notes have a more limited trading market and experience more price volatility. There may be a limited number of buyers when you decide to sell those notes. This may affect the price you receive for the notes or your ability to sell the notes.

Moreover, recent and continuing events in financial markets, including increased illiquidity, de-valuation of various assets in secondary markets and the lowering of ratings on certain

asset-backed securities, may reduce the market price or adversely affect the liquidity of your notes.

You should not purchase notes unless you understand and know you can bear these investment risks.

You may not be able to reinvest any early redemption proceeds in a comparable security.

If your notes are redeemed at a time when prevailing interest rates are relatively low, you may not be able to reinvest the redemption proceeds in a comparable security with an effective interest rate equivalent to that of your notes.

If the ratings of the notes are lowered or withdrawn, their market value could decrease.

The initial rating of a note addresses the likelihood of the payment of interest on that note when due and the ultimate payment of principal of that note by its legal maturity date. The ratings do not address the likelihood of payment of principal of that note on its expected principal payment date. In addition, the ratings do not address the possibility of early payment or acceleration of a note, which could be caused by an early redemption event or an event of default. See "*The Indenture—Early Redemption Events*" and "*—Events of Default*."

The ratings of a series, class or tranche of notes are not a recommendation to buy, hold or sell that series, class or tranche of notes. The ratings of the notes may be lowered or withdrawn entirely at any time by the applicable rating agency without notice from BANA, Funding or the issuing entity to noteholders of the change in rating. In addition, a rating agency could choose to provide an unsolicited rating on a series, class or tranche of notes, without notice to or from BANA, Funding or the issuing entity and that unsolicited rating could be lower than the ratings provided by the other rating agencies. If a series, class or tranche of notes has had its ratings lowered or withdrawn, or if a series, class or tranche of notes has received an unsolicited rating that is lower than the other ratings of such series, class or tranche of notes, the market value of that series, class or tranche of notes could decrease.

You may have limited or no ability to control actions under the indenture and the master trust II agreement. This may result in, among other things, accelerated payment of principal when it is in your interest to receive payment of principal on the expected principal payment date, or it may result in payment of principal not being accelerated when it is in your interest to receive early payment of principal.

Under the indenture, some actions require the consent of noteholders holding all or a specified percentage of the aggregate outstanding dollar principal amount of notes of a series, class or tranche. These actions include consenting to amendments relating to Series 2001-D. In the case of votes by series or votes by holders of all of the notes, the outstanding dollar principal amount of the senior-most classes of notes will generally be substantially greater than the outstanding dollar principal amount of the subordinated classes of notes. Consequently, the noteholders of the senior-most class of notes will generally have the ability to determine whether and what actions should be taken. The subordinated noteholders will generally need the concurrence of the senior-most noteholders to cause actions to be taken.

The collateral certificate is an investor certificate under the master trust II agreement, and noteholders have indirect consent rights under the master trust II agreement. See "*The Indenture—Voting*." Under the master trust II agreement, some actions require the vote of a

specified percentage of the aggregate principal amount of all of the investor certificates. These actions include consenting to amendments to the master trust II agreement. While the outstanding principal amount of the collateral certificate is currently larger than the outstanding principal amount of the other series of investor certificates issued by master trust II, noteholders may need the concurrence of the holders of the other investor certificates to cause actions to be taken. Additionally, other series of investor certificates may be issued by master trust II in the future without the consent of any noteholders. See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—BA Master Credit Card Trust II*." If new series of investor certificates are issued, the holders of the new investor certificates may have the ability to determine generally whether and how actions are taken regarding master trust II. As a result, the noteholders, in exercising their voting powers under the collateral certificate, may need the concurrence of the holders of the other investor certificates to cause actions to be taken. In addition, for the purposes of any vote to liquidate the assets in master trust II, the noteholders will be deemed to have voted against any such liquidation.

If an event of default occurs, your remedy options may be limited and you may not receive full payment of principal and accrued interest.

Your remedies may be limited if an event of default affecting your series, class or tranche of notes occurs. After the occurrence of an event of default affecting your series, class or tranche of notes and an acceleration of your notes, any funds in an issuing entity account for that series, class or tranche of notes will be applied to pay principal of and interest on that series, class or tranche of notes. Then, in each following month, Available Principal Amounts and Available Funds will be deposited into the applicable issuing entity account, and applied to make monthly principal and interest payments on that series, class or tranche of notes until the legal maturity date of that series, class or tranche of notes.

However, if your notes are subordinated notes of a multiple tranche series, you generally will receive payment of principal of those notes only if and to the extent that, after giving effect to that payment, the required subordination will be maintained for the senior classes of notes in that series.

Following an event of default and acceleration, holders of the affected notes will have the ability to direct a sale of credit card receivables held by master trust II only under the limited circumstances as described in "*The Indenture—Events of Default*," "*—Events of Default Remedies*" and "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables*."

However, following an event of default and acceleration relating to subordinated notes of a multiple tranche series, if the indenture trustee or a majority of the noteholders of the affected class or tranche directs master trust II to sell credit card receivables, the sale will occur only if, after giving effect to that payment, the required subordination will be maintained for the senior notes in that series by the remaining notes or if such sale occurs on the legal maturity date. However, if principal of or interest on a tranche of notes has not been paid in full on its legal maturity date, the sale will automatically take place on that date regardless of the subordination requirements of any senior classes of notes.

Even if a sale of receivables is permitted, we can give no assurance that the proceeds of the sale will be enough to pay unpaid principal of and interest on the accelerated notes.

[The derivative agreement can affect the amount of credit enhancement available to the Class [•](201[•]-[•]) notes.

Since the derivative counterparty makes payments under the derivative agreement based on a [•] rate for the related Transfer Date and the issuing entity makes payments under the derivative agreement based on a [•] rate for the related Transfer Date, it is possible that the amount owing to the derivative counterparty for any Transfer Date could exceed the amount owing to the issuing entity for the related Transfer Date and that a net derivative payment will be owing by the issuing entity to the derivative counterparty. If a net derivative payment is owing by the issuing entity to the derivative counterparty for any Transfer Date, the derivative counterparty will be entitled to that payment from Available Funds and certain other available amounts otherwise allocated to the Class [•](201[•]-[•]) notes and deposited into the interest funding subaccount for the Class [•](201[•]-[•]) notes. If deposits to the interest funding subaccount for net derivative payments are made out of reallocated Available Principal Amounts, the amount of credit enhancement supporting the Class [•](201[•]-[•]) notes may be reduced.]

[A payment default under the derivative agreement or a termination of the derivative agreement may result in early or reduced payment on the Class [•](201[•]-[•]) notes.

If the long-term, senior unsecured debt rating of the derivative counterparty is reduced below "[•]" by Standard & Poor's or below "[•]" by Moody's, or if either rating is withdrawn by Standard & Poor's or Moody's, the derivative counterparty will be directed to assign its rights and obligations under the derivative agreement to a replacement derivative counterparty. You should be aware that there may not be a suitable replacement derivative counterparty. In addition, we cannot assure you that any assignment of the derivative counterparty's rights and obligations will occur. A payment default by the derivative counterparty or the issuing entity may result in the termination of the derivative agreement. The derivative agreement may also be terminated upon the occurrence of certain other events described under "*Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](201[•]-[•]) Notes*." [Although the rating agencies have not relied on the ratings of the derivative counterparty in rating any notes, but rather have relied on the value of the receivables and the benefits of the applicable credit enhancement, we cannot assure you that interest on the Class [•](201[•]-[•]) notes can be paid if a payment default by the derivative counterparty occurs.]]

[Notwithstanding the existence of the derivative agreement, the occurrence of certain events may result in early payment on the Class [•](201[•]-[•]) notes.

If the issuing entity becomes an "investment company" within the meaning of the Investment Company Act of 1940, as amended, an "investment company early redemption event" will have occurred, which will cause Available Principal Amounts allocable to the Class [•](201[•]-[•]) notes, including amounts on deposit in the related principal funding subaccount, if any, to be paid to the Class [•](201[•]-[•]) noteholders as described under "*The Indenture—Early Redemption Events*" in this prospectus. The occurrence of an early redemption event other than an investment company early redemption event will cause Available Principal Amounts allocable to the Class [•](201[•]-[•]) notes to be accumulated in the related principal funding subaccount and not paid to the Class [•](201[•]-[•]) noteholders until the expected principal payment date for the Class [•](201[•]-[•]) notes, unless any of the following events occurs: the derivative agreement is terminated, an interest reserve account event occurs (as described under "*The Class [•](201[•]-[•]) Notes—Derivative Agreement*"), an investment company early redemption event occurs or an event of default and acceleration of the Class [•](201[•]-[•]) notes occurs. Upon the occurrence of any such event, such amounts will not be accumulated, but instead will be paid to the Class [•](201[•]-[•]) noteholders. We cannot assure you that any of these events will not occur prior to the expected principal payment date for the Class [•](201[•]-[•]) notes. See "*Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement*

for Class [•](201[•]-[•]) Notes" and "*The Indenture—Events of Default*" and "*Master Trust II—Pay Out Events*".]

Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions

BA Credit Card Trust

The notes will be issued by BA Credit Card Trust (referred to as the issuing entity). The issuing entity's principal offices are located at Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, in care of Wilmington Trust Company, as owner trustee. Its telephone number is (302) 651-1000.

The issuing entity's activities will be limited to:

- acquiring and holding the collateral certificate, other certificates of beneficial interest in master trust II, and the other assets of the issuing entity and the proceeds from these assets, and granting a security interest in these assets;

- issuing notes, including the Class [•](201[•]-[•]) notes;

- making payments on the notes; and

- engaging in other activities that are necessary or incidental to accomplish these limited purposes, and which are not contrary to maintaining the status of the issuing entity as a "qualifying special purpose entity" under applicable accounting literature.

The assets of the issuing entity will consist primarily of:

- the collateral certificate;

- derivative agreements that the issuing entity will enter into from time to time to manage interest rate or currency risk relating to certain series, classes or tranches of notes; and

- funds on deposit in the issuing entity accounts.

See "*Sources of Funds to Pay the Notes*" in this prospectus for greater detail regarding the assets of the issuing entity.

The issuing entity was initially capitalized by a $1 contribution from the beneficiary. It is not expected that the issuing entity will have any other significant assets or means of capitalization. The fiscal year for the issuing entity has ended on June 30 of each year, through and including June 30, 2015, but is expected to change to December 31 of each year beginning with December 31, 2015.

The issuing entity is not registered or required to be registered as an "investment company" under the Investment Company Act of 1940, as amended, without reliance on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended.

UCC financing statements have been filed to perfect the ownership or security interests of the issuing entity and the indenture trustee described in this prospectus. See "*Risk Factors*" for a discussion of risks associated with the issuing entity and the assets of the issuing entity, and see "*The Indenture— Issuing Entity Covenants*" and "*Master Trust II—Representations and Warranties*" for a discussion of covenants regarding the perfection of security interests.

The issuing entity will operate pursuant to a trust agreement between Funding and Wilmington Trust Company, a Delaware corporation with trust powers, which is the owner trustee. The issuing entity does not have any officers or directors. Currently, its sole beneficiary is Funding. The powers and duties of the owner trustee are ministerial only. The beneficiary is authorized to take action, on behalf of the issuing entity, and to direct the owner trustee to take action, on behalf of the issuing entity, with respect to the management of the issuing entity and its assets. Accordingly, all determinations of and actions taken by the issuing entity will be made or taken by either the beneficiary, on behalf of the issuing entity, or by the owner trustee at the direction of the beneficiary, on behalf of the issuing entity.

Funding and the owner trustee may amend the trust agreement without the consent of the noteholders or the indenture trustee so long as the amendment is not reasonably expected to (i) adversely affect in any material respect the interests of the noteholders, or (ii) significantly change the purpose and powers of the issuing entity, as set forth in the trust agreement. Accordingly, neither the indenture trustee nor any holder of any note will be entitled to vote on any such amendment.

In addition, if holders of not less than (a) in the case of a significant change in the purpose and powers of the issuing entity which is not reasonably expected to have a material adverse effect on the noteholders, a majority of the aggregate outstanding dollar principal amount of the notes affected by an amendment consent, and (b) in all other cases, 66⅔% of the aggregate outstanding dollar principal amount of the notes affected by an amendment consent, the trust agreement may be amended for the purpose of (i) adding, changing or eliminating any provisions of the trust agreement or of modifying the rights of those noteholders or (ii) significantly changing the purposes and powers of the issuing entity. However, the trust agreement may not be amended without the consent of the holders of all of the notes then outstanding if the proposed amendment would (i) increase or reduce in any manner the amount of, or accelerating or delaying the timing of, collections of payments in respect of the collateral certificate or distributions that are required to be made for the benefit of the noteholders, or (ii) reduce the aforesaid percentage of the outstanding dollar principal amount of the notes, the holders of which are required to consent to any such amendment.

See "*The Indenture—Tax Opinions for Amendments*" for additional conditions to amending the trust agreement.

BA Master Credit Card Trust II

The activities of BA Master Credit Card Trust II (referred to as master trust II) will be limited to:

- acquiring and holding the receivables in revolving credit card accounts designated to master trust II and granting a security interest in these receivables;

- issuing investor certificates;

- making payments on the investor certificates and transferor certificate; and

- engaging in other activities that are necessary or incidental to accomplish these limited purposes, and which are not contrary to maintaining the status of master trust II as a "qualifying special purpose entity" under applicable accounting literature.

Master trust II issued the collateral certificate and the Class D certificate, each as a part of Series 2001-D. The collateral certificate is the issuing entity's primary source of funds for the payment of

60

principal of and interest on the notes. The collateral certificate and the Class D certificate are investor certificates that represent an undivided interest in master trust II. Master trust II's assets primarily include receivables from selected MasterCard, Visa and American Express unsecured revolving credit card accounts that meet the eligibility criteria for inclusion in master trust II. These eligibility criteria are discussed in this prospectus under "*Master Trust II—Addition of Master Trust II Assets*."

The credit card receivables in master trust II consist primarily of principal receivables and finance charge receivables. Finance charge receivables include periodic finance charges, cash advance fees, late charges and certain other fees billed to cardholders, annual membership fees, recoveries on receivables in Defaulted Accounts, and discount option receivables. Principal receivables include amounts charged by cardholders for merchandise and services and amounts advanced to cardholders as cash advances and all other fees billed to cardholders that are not considered finance charge receivables.

The percentage of the interchange attributed to cardholder charges for goods and services in the accounts designated to master trust II will be transferred to master trust II. Interchange arising under the related accounts will be treated as collections of finance charge receivables and used to pay a portion of the servicing fee paid to the servicer. See "*BANA's Credit Card Activities—Interchange*" for a discussion of interchange.

Member banks participating in the Visa, MasterCard and American Express associations receive certain fees called interchange from Visa, MasterCard and American Express as partial compensation for taking credit risk, absorbing fraud losses and funding receivables for a limited period prior to initial billing. Under the Visa, MasterCard and American Express systems, a portion of this interchange in connection with cardholder charges for goods and services is passed from banks which clear the transactions for merchants to credit card issuing banks. Interchange fees are set annually by Visa, MasterCard and American Express and are based on the number of credit card transactions and the amount charged per transaction.

For detailed financial information on the receivables and the accounts, see Annex I accompanying this prospectus.

Although static pool information (delinquency percentage, gross charge-off percentage, billed finance charge and fee yield percentage, and payment rate percentage) regarding the performance of the receivables in master trust II has been included in past prospectuses, such information is not being included in this or other prospectuses relating to the notes at this time because all of the accounts relating to such receivables are 60 or more months past the date on which they were originated. The origination date for each such account is the date on which the account was opened. Additional accounts were last added to master trust II on January 7, 2010. No accounts originated after December 31, 2009 are currently included in master trust II. As a result, the Master Trust II Portfolio is currently a pool comprised entirely of seasoned accounts whose long-term performance attributes have stabilized and, consequently, the segmentation of the portfolio by vintage origination year would no longer provide insights into the portfolio's performance and risk that are material and that are not otherwise evident from information relating to the pool's performance that is presented elsewhere in this prospectus, including in Annex I.

The collateral certificate and the Class D certificate comprise the Series 2001-D certificates issued by master trust II. Other series of certificates may be issued by master trust II in the future without prior notice to or the consent of any noteholders or certificateholders.

BA Credit Card Funding, LLC

BA Credit Card Funding, LLC (referred to as Funding) is a limited liability company formed under the laws of Delaware and a direct subsidiary of BANA. Funding is the transferor and depositor to master trust II. Funding is also the holder of the Transferor Interest in master trust II and the beneficiary of the issuing entity. On the Substitution Date, Funding was substituted for FIA as the transferor of receivables to master trust II, as holder of the Transferor Interest in master trust II, and as beneficiary of the issuing entity pursuant to the trust agreement. As the transferor under master trust II, Funding purchases receivables arising in certain credit card accounts owned by BANA. Funding may then, subject to certain conditions, add those receivables to master trust II.

Funding was created for the limited purpose of (i) purchasing from BACCS, BANA, and any applicable successor, receivables arising in certain credit card accounts originated or acquired by BANA, and (ii) transferring those receivables to master trust II. Funding has and will continue to purchase and transfer receivables for addition to master trust II. Since its formation, Funding has been engaged in these activities as (i) the purchaser of receivables from BACCS (prior to the BACCS Removal Date) and BANA (from and after the BACCS Removal Date), (ii) the transferor of receivables to master trust II pursuant to the master trust II agreement, (iii) the beneficiary of the issuing entity pursuant to the trust agreement, and (iv) the beneficiary and transferor that executes underwriting, subscription and purchase agreements in connection with each issuance of notes.

A description of Funding's obligations as transferor of the receivables to master trust II can be found in "*Master Trust II—Conveyance of Receivables*," "*—Addition of Master Trust II Assets*," "*—Removal of Accounts*" and "*—Representations and Warranties*." Funding's obligations under the trust agreement are to record the transfer of the collateral certificate to the issuing entity and to take all actions necessary to perfect and maintain the perfection of the issuing entity's interest in the collateral certificate, including the filing of UCC financing statements for that transfer.

BANA and Affiliates

Bank of America, National Association (referred to as BANA) is a national banking association. BANA is an indirect wholly-owned subsidiary of Bank of America Corporation (BAC) and is engaged in a general consumer banking, commercial banking, and trust business, offering a wide range of commercial, corporate, international, financial market, retail and fiduciary banking services. As of [•] [•], 20[•], BANA had consolidated assets of $[•], consolidated deposits of $[•] and stockholder's equity of $[•] based on regulatory accounting principles. No securitizations secured by credit card receivables sponsored by BANA have experienced an event of default or an event triggering early amortization. BANA is a national banking association chartered by the OCC and is subject to the regulation, supervision and examination of the OCC.

BAC is a bank holding company and a financial holding company, with its principal executive offices located in Charlotte, North Carolina. Additional information regarding BAC is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, together with any subsequent periodic and current reports it filed with the SEC pursuant to the Securities Exchange Act of 1934.

BANA and its affiliates have been active in the securitization market since its inception. BANA has sponsored securitization transactions since 1977, and, together with its predecessors, has sponsored credit card securitizations since 1986. BANA and its affiliates have been involved with the origination and securitization of credit card receivables, auto loans, home equity loans, manufactured housing contracts, residential mortgage loans, and commercial mortgage loans, as well as other asset classes. BANA and its affiliates have also acquired these assets from time to time from third parties and have sold

in the past, and may sell in the future, portfolios of these assets to third parties. BANA and its affiliates have also participated in a variety of asset-backed commercial paper programs and other structured finance transactions. BANA and its affiliates have served as sponsors, issuers, dealers, trustees, servicers and other roles in a wide array of securitization transactions.

BANA and its predecessors have been servicing credit card receivables in connection with securitizations since 1986. Servicing activities performed by the servicer include collecting and recording payments, communicating with accountholders, investigating payment delinquencies, evaluating the increase of credit limits and the issuance of credit cards, providing billing and tax records to accountholders and maintaining internal records for each account. Managerial and custodial services performed by the servicer on behalf of master trust II include providing assistance in any inspections of the documents and records relating to the accounts and receivables by the master trust II trustee pursuant to the master trust II agreement, maintaining the agreements, documents and files relating to the accounts and receivables as custodian for master trust II and providing related data processing and reporting services for investor certificateholders of any series and on behalf of the master trust II trustee.

FIA, BANA's predecessor, formed master trust II on August 4, 1994. Prior to the substitution of Funding as transferor of receivables to master trust II on the Substitution Date, which coincided with the merger of Bank of America, National Association (USA) with and into FIA, FIA transferred receivables to master trust II. In addition, prior to this substitution and merger, FIA was the holder of the Transferor Interest in master trust II, the transferor of the collateral certificate to the issuing entity pursuant to the trust agreement, and the sole beneficiary of the issuing entity. At the time of this substitution and merger, FIA's economic interest in the Transferor Interest in master trust II was initially transferred to Funding through Banc of America Consumer Card Services, LLC (referred to as BACCS). In addition, from and after this substitution and merger but prior to the BACCS Removal Date, with certain limited exceptions, FIA (and, since the Merger Date, BANA) transferred to BACCS the receivables arising in certain of the U.S. consumer credit card accounts. Prior to the BACCS Removal Date, BACCS sold receivables arising in accounts designated for inclusion in master trust II to Funding for inclusion in master trust II. From and after the BACCS Removal Date, BANA has transferred, and will continue to transfer, the receivables arising in accounts designated for inclusion in master trust II to Funding for inclusion in master trust II. The receivables transferred to master trust II have been and will continue to be generated from transactions made by cardholders of selected MasterCard, Visa and American Express credit card accounts from the portfolio of MasterCard, Visa and American Express accounts originated or acquired by BANA (such portfolio of accounts is referred to as the Bank Portfolio).

The removal of BACCS as seller of receivables to Funding and the subsequent dissolution of BACCS were the result of an internal corporate restructuring and BANA does not anticipate that either the removal or the dissolution will have a material adverse effect on the master trust II portfolio or the note holders.

Funding is a limited liability company formed under the laws of Delaware. Prior to the BACCS Removal Date, BACCS held all of the equity in Funding and Funding was a direct subsidiary of BACCS. On the BACCS Removal Date, BACCS assigned all of the equity in Funding to BANA and Funding became a direct subsidiary of BANA.

BANA is responsible for servicing the credit card receivables in master trust II. See "*Master Trust II—Collection and Other Servicing Procedures*." BANA currently services the Bank Portfolio in the manner described in "*BANA's Credit Card Activities*." BANA has the ability under the master trust II agreement to delegate certain of its servicing functions to one or more affiliates or third parties. However, despite any such delegation, BANA would remain the servicer of master trust II and would

remain obligated to service the receivables in master trust II. See "*BANA's Credit Card Portfolio*" for a description of BANA's general policies and procedures for its credit card portfolio.

Card Processing Reseller, Inc. (formerly known as MBNA Technology, Inc. and referred to as Card Processing Reseller) is a corporation formed under the laws of Delaware and is a direct, wholly-owned subsidiary of BANA. Consistent with the ability to delegate certain of its servicing functions to one or more affiliates or third parties described above, BANA has delegated certain of its servicing functions to Card Processing Reseller. See "*BANA's Credit Card Activities—General*" and "*—Card Processing Reseller and Total System Services, Inc.*" for a description of this delegation.

One or more other affiliates of BANA may provide complementary technology, network and operational support to BANA.

Merger of FIA into BANA

On the Merger Date, FIA and BANA consummated the merger of FIA with and into BANA, with BANA as the surviving entity. References to "BANA" in this prospectus include BANA's predecessors, including FIA, unless the context requires otherwise.

In connection with the merger, BANA assumed FIA's rights and obligations with respect to its credit card business, including responsibility for originating the accounts in the Bank Portfolio and servicing the credit card receivables in the Master Trust II Portfolio. The merger was an internal corporate reorganization, and BANA does not anticipate that the merger will result in material changes to the personnel or systems for origination of accounts in the Bank Portfolio or to the servicing of the credit card receivables in the Master Trust II Portfolio securitized by BANA and its predecessors. The law governing the accounts has changed from Delaware to North Carolina in connection with the merger, and while this change may have some impact on the policies and procedures for origination and servicing of the accounts, BANA does not anticipate that any resulting changes in policies and procedures will have a material adverse effect on the Master Trust II Portfolio or the noteholders.

Following the merger, the Bank Portfolio has been and will continue to be the source for accounts designated, and receivables transferred, to master trust II.

Removal and Dissolution of BACCS

On the BACCS Removal Date, BACCS was removed as purchaser of receivables from BANA and seller of receivables to Funding. BANA assumed all of BACCS's rights and obligations under the receivables purchase agreement between BACCS and Funding, and Funding assumed all of the rights of BACCS under the agreement between BANA and BACCS. Prior to the BACCS Removal Date, BACCS held all of the equity in Funding and Funding was a direct subsidiary of BACCS. On the BACCS Removal Date, BACCS assigned all of the equity in Funding to BANA and now Funding is a direct subsidiary of BANA. BACCS was dissolved through a liquidating distribution of its assets to its parent, BANA, on July 17, 2015.

<u>[Credit Risk Retention]</u>[1]

[Funding, an indirect wholly-owned subsidiary of BANA, owns the Transferor Interest, which represents the interest in master trust II not represented by the investor certificates issued and outstanding under master trust II or the rights, if any, of any credit enhancement providers to receive payments from master trust II. All amounts collected on finance charge receivables, all amounts collected on principal receivables and all receivables in Defaulted Accounts will be allocated between the Investor Interest of each series of investor certificates issued and outstanding and the Transferor Interest, based on a varying percentage called the investor percentage. Each allocation will be made by reference to the applicable investor percentage of each series and the Transferor Percentage, and, in certain circumstances, the percentage interest of certain credit enhancement providers for such series. Until principal amounts are needed to be accumulated to pay any tranche of BAseries notes (including the Class [•](201[•]-[•]) notes), principal amounts allocable to that tranche of notes will be applied to other BAseries notes which are accumulating principal or paid to Funding as holder of the Transferor Interest. Amounts payable to the holder of the Transferor Interest with respect to amounts collected on principal receivables will be paid to that holder if, and only to the extent that, the Transferor Interest is greater than the Minimum Transferor Interest and otherwise will be deposited in the principal account and treated as Unallocated Principal Collections.

BANA will initially comply with U.S. risk retention requirements through retention by Funding of an interest in the Transferor Interest in an amount equal to not less than five percent of the aggregate Adjusted Outstanding Dollar Principal Amount of the outstanding notes issued by the issuing entity, measured in accordance with the requirements of the U.S. risk retention rule and determined at the closing of each issuance of notes and monthly thereafter, as provided in the U.S. risk retention rule. In determining the aggregate Adjusted Outstanding Dollar Principal Amount of the outstanding notes, any notes held for the life of such notes by BANA or its wholly owned affiliates may be disregarded and deemed not to be outstanding. A "wholly-owned affiliate" refers to a person (other than the issuing entity) that, directly or indirectly, wholly controls, is wholly controlled by, or is wholly under common control with, another person. For purposes of this definition, "wholly controls" means ownership of 100 percent of the equity of any entity.

The amount of the Transferor Interest fluctuates each day based on variations in the amount of the Investor Interest for each outstanding series of investor certificates and variations in the amount of principal receivables in master trust II. The Transferor Interest will generally increase as a result of reductions in the Investor Interest for a series of investor certificates and will generally decrease as a result of increases in the Investor Interest for a series of investor certificates (including an increase in the Investor Interest for Series 2001-D in connection with the issuance of a new class or tranche of BAseries notes) or the issuance of a new series of investor certificates by master trust II. The Transferor Interest was approximately $[•] as of [•] [•], 201[•], representing approximately [•] percent of the aggregate unpaid principal balance of all outstanding investor certificates at such date, measured in accordance with the requirements of the U.S. risk retention rule.[2]

Funding expects its interest in the Transferor Interest to be equal to $[•], representing approximately [•]% of the aggregate Adjusted Outstanding Dollar Principal Amount of the outstanding notes issued by the issuing entity as of the closing date for the Class [•](201[•]-[•]) notes, measured in

---

[1] *To be included in prospectuses in connection with issuances of notes after the compliance date for the U.S. risk retention rule.*

[2] *Insert amount reported as of the end of the most recent distribution period for which a Form 10-D has been filed prior to the date of the prospectus.*

accordance with the provisions of the U.S. risk retention rule. As permitted under the U.S. risk retention rule, for purposes of determining the size of Funding's interest in the Transferor Interest on that closing date, we have used the aggregate principal balance of the receivables in the Master Trust II Portfolio as of [insert date not more than 60 days prior to the date of first use of this disclosure with investors] and the aggregate Adjusted Outstanding Dollar Principal Amount of the notes issued by the issuing entity that are expected to be outstanding as of that closing date, including $[•] of Class [•](201[•]-[•]) notes. The amount of Funding's interest in the Transferor Interest retained on the closing date for the Class [•](201[•]-[•]) notes will be disclosed by the issuing entity in a current report on Form 8-K within a reasonable time after closing if that amount is materially different from the amount disclosed in this prospectus.

BANA's obligation to comply with U.S. risk retention requirements and Funding's obligation to maintain the Transferor Interest so that it equals or exceeds the Minimum Transferor Interest are independent obligations and are determined differently. See "*Master Trust II—The Receivables*" and the definition of "Minimum Transferor Interest" in the glossary for a description of Funding's obligation to maintain the Transferor Interest and how the Minimum Transferor Interest is determined.]

Certain Interests in Master Trust II and the Issuing Entity

Funding, a direct wholly-owned subsidiary of BANA, owns the Transferor Interest, which represents the interest in master trust II not represented by the investor certificates issued and outstanding under master trust II or the rights, if any, of any credit enhancement providers to receive payments from master trust II. The amount of the Transferor Interest fluctuates each day based on variations in the amount of the Investor Interest for each outstanding series and variations in the amount of principal receivables in master trust II. The Transferor Interest will generally increase as a result of reductions in the Investor Interest for a series of investor certificates and will generally decrease as a result of increases in the Investor Interest for a series of investor certificates (including an increase in the Investor Interest for Series 2001-D in connection with the issuance of a new class or tranche of BAseries notes) or the issuance of a new series of investor certificates by master trust II. The Transferor Interest was approximately $[•] as of [•] [•], 201[•].[3]

Funding also owns the Class D Certificate, which is a part of Series 2001-D and represents an undivided interest in master trust II. The Class D certificate provides credit enhancement to the collateral certificate, and therefore provides credit enhancement to the notes as well. For a description of the Class D certificate, see "*Master Trust II—The Class D Certificate*." The Class D Investor Interest, which represents the size of the Class D certificate's undivided interest in master trust II, is determined primarily by the aggregate Adjusted Outstanding Dollar Principal Amount of the issuing entity's notes. See "*Prospectus Summary—BAseries Required Subordinated Amounts and Required Class D Investor Interest*," "*The Notes—Required Subordinated Amount—The Class D Certificate*," and the definition of "Class D Investor Interest" in the glossary for a description of how the amount of the Class D Investor Interest is determined. The Class D Investor Interest was approximately $[_____] as of [•] [•], 201[•].[4]

---

[3] *Insert amount reported as of the end of the most recent distribution period for which a Form 10-D has been filed prior to the date of the prospectus.*

[4] *Insert amount reported as of the end of the most recent distribution period for which a Form 10-D has been filed prior to the date of the prospectus.*

As of the date of this prospectus, Funding also owns the Class B(2010-1) note and the Class C(2010-1) note, each of which is a variable funding note. The current nominal liquidation amount of each of those notes is disclosed in Annex II to this prospectus.

Subject to certain restrictions on transfer, Funding may, at any time and from time to time, sell or otherwise transfer all or any portion of its interest in the Class D certificates and the notes that it has retained, and may sell or otherwise transfer any portion of its interest in the Transferor Interest in excess of the portion it retains to comply with the final U.S. risk retention rule.

Industry Developments

BANA issues credit cards on MasterCard's and Visa's networks. MasterCard and Visa are subject to settlement obligations relating to certain litigations and continue to be subject to significant ongoing litigations, including class actions, and increased competition. These settlements and litigations are based on, among other things, claimed violations of United States federal antitrust laws, claims that currency conversion fees were wrongly applied on purchases of goods and services in foreign countries, and claims alleging that the interchange charged by MasterCard and Visa is impermissible. The costs associated with these settlements, litigations and other matters could cause MasterCard and Visa to invest less in their networks and marketing efforts and could adversely affect the interchange paid to their member banks, including BANA.

Litigation

In 2005, a group of merchants filed a series of putative class actions and individual actions directed at interchange fees associated with Visa and MasterCard payment card transactions. These actions, which were consolidated in the U.S. District Court for the Eastern District of New York under the caption In Re Payment Card Interchange Fee and Merchant Discount Anti-Trust Litigation (Interchange), named Visa, MasterCard and several banks and bank holding companies, including BAC, as defendants. Plaintiffs alleged that defendants conspired to fix the level of default interchange rates and that certain rules of Visa and MasterCard related to merchant acceptance of payment cards at the point of sale were unreasonable restraints of trade under the Sherman Act. Plaintiffs sought unspecified damages and injunctive relief.

On October 19, 2012, defendants, including BAC, settled the matter. The settlement provides for, among other things, (i) payments by defendants to the class and individual plaintiffs totaling approximately $6.6 billion, allocated proportionately to each defendant based upon loss-sharing agreements; (ii) distribution to class merchants of an amount equal to 10 basis points of default interchange across all Visa and MasterCard credit card transactions for a period of eight consecutive months, which period began on July 29, 2013, which otherwise would have been paid to Visa and MasterCard issuers, including BAC, and which effectively reduces credit interchange for that period of time; and (iii) modifications to certain Visa and MasterCard rules regarding merchant point of sale practices.

The court granted final approval of the class settlement agreement on December 13, 2013. Several class members have appealed to the U.S. Court of Appeals for the Second Circuit. In addition, a number of the class members opted out of the settlement of their past damages claims. The cash portion of the settlement was adjusted downward as a result of these opt-outs.

BAC was named as a defendant in two of the opt-out suits brought by merchant class members. As a result of various sharing agreements from the main Interchange litigation, BAC remains liable for any settlement or judgment in opt-out suits where it is not named as a defendant. All but one of the

opt-out suits filed to date have been consolidated in the U.S. District Court for the Eastern District of New York. In addition, in December 2013, a putative class action was filed by cardholders in the U.S. District Court for the Northern District of California, alleging claims under the Sherman Act and under California state law. In June 2014, the cardholder action was transferred to the Eastern District of New York and consolidated with the opt-out suits. On July 18, 2014, the court denied defendants' motion to dismiss the complaints filed by the merchant class members who opted out of the settlement, and one of the two suits brought by the merchant class members has since been settled. On November 26, 2014, the court granted defendants' motion to dismiss the Sherman Act claim brought by the cardholder plaintiffs, but denied the motion as to the state law claims; the parties have moved for reconsideration of this decision, and have also appealed to the U.S. Court of Appeals for the Second Circuit.

<u>Regulatory Developments</u>

On April 7, 2014, FIA and BANA entered into separate Consent Orders with the OCC and the CFPB. The Consent Order with the OCC resolves its investigation into billing and fulfillment practices concerning identity theft protection products, including those marketed and billed by vendors. The Consent Order with the CFPB resolves its investigation into billing and fulfillment practices concerning identity theft protection products, including those marketed and billed by vendors, and also resolves its investigation into marketing, sales and fulfillment practices concerning certain credit card debt cancellation products. Pursuant to the Consent Orders, FIA and BANA paid, in April 2014, $45 million in civil monetary penalties and will provide approximately $738 million in refunds to affected consumers, a substantial amount of which has previously been refunded to consumers. The penalties and customer refund payments are covered by previously established reserves. In addition, BANA has agreed to certain enhancements in its vendor, third-party provider and risk management programs for certain products.

The Bank of New York Mellon

The Bank of New York Mellon, a New York banking corporation, is the indenture trustee under the indenture for the notes and the trustee under the master trust II agreement for the master trust II investor certificates. Its principal corporate trust office is located at 101 Barclay Street, Floor 7 West, Attention: Corporate Trust Administration—Asset Backed Securities, New York, New York 10286, United States of America. See "*The Indenture—Indenture Trustee*" for a description of the limited powers and duties of the indenture trustee and "*Master Trust II—Master Trust II Trustee*" for a description of the limited powers and duties of the master trust II trustee.

The Bank of New York Mellon has and currently is serving as indenture trustee and trustee for numerous securitization transactions and programs involving pools of credit card receivables.

In the ordinary course of business, The Bank of New York Mellon is named as a defendant in or made a party to pending and potential legal actions. In connection with its role as trustee of certain residential mortgage-backed securitization (RMBS) transactions, The Bank of New York Mellon was named as a defendant in a lawsuit brought in New York State court on June 18, 2014 by a group of institutional investors. This lawsuit alleges that the trustee had expansive duties under the governing agreements, including the duty to investigate and pursue breach of representation and warranty claims against other parties to the RMBS transactions. While it is inherently difficult to predict the eventual outcomes of pending actions, The Bank of New York Mellon denies liability and intends to defend the litigation vigorously.

The Bank of New York Mellon has provided the above information for purposes of complying with Regulation AB. Other than the above three paragraphs, The Bank of New York Mellon has not

participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

BANA, the servicer, Funding, the issuing entity, and their respective affiliates may from time to time enter into normal banking and trustee relationships with The Bank of New York Mellon and its affiliates.

Wilmington Trust Company

Wilmington Trust Company is the owner trustee of the issuing entity. Under the terms of the trust agreement, the powers and duties of the owner trustee are ministerial only. See "—*BA Credit Card Trust*" above.

Wilmington Trust Company is a Delaware corporation with trust powers incorporated in 1903. Wilmington Trust Company's principal place of business is located at 1100 North Market Street, Wilmington, Delaware 19890. Since 1998, Wilmington Trust Company has served as owner trustee in numerous asset-backed securities transactions involving credit card receivables.

Wilmington Trust Corporation, the parent of Wilmington Trust Company, announced on November 1, 2010 that it entered into a merger agreement with M&T Bank Corporation (M&T), a New York corporation, and MTB One, Inc., a Delaware corporation and wholly-owned subsidiary of M&T, pursuant to which MTB One, Inc. was merged with and into Wilmington Trust Corporation, with Wilmington Trust Corporation surviving the merger as a wholly-owned subsidiary of M&T. On March 22, 2011, the shareholders of Wilmington Trust Corporation approved the merger. On April 26, 2011, the Board of Governors of the Federal Reserve System announced its approval of the merger. M&T received approval from the New York State Banking Department, the Delaware Banking Commissioner and the Office of Thrift Supervision. The transaction closed at 12:01 a.m. on May 16, 2011.

Wilmington Trust Company is subject to various legal proceedings that arise from time to time in the ordinary course of business. Wilmington Trust Company does not believe that the ultimate resolution of any of these proceedings will have a material adverse effect on its services as owner trustee.

Wilmington Trust Company has provided the above information for purposes of complying with Regulation AB. Other than the above three paragraphs, Wilmington Trust Company has not participated in the preparation of, and is not responsible for, any other information contained in this prospectus.

BANA, the servicer, Funding, the issuing entity, and their respective affiliates may from time to time enter into normal banking and trustee relationships with Wilmington Trust Company and its affiliates.

[Providers of Derivatives]

[Name of any provider of derivatives, together with information regarding such provider pursuant to Items 1115 and 1119(a)(5) of Regulation AB.]

[Clayton Fixed Income Services LLC]

[Clayton Fixed Income Services LLC], a [Delaware limited liability company], will act as the asset representations reviewer under the asset representations review agreement. Clayton is a wholly-owned subsidiary of Radian Group, Inc. (NYSE: RDN), and has provided independent due diligence loan review and servicer oversight services since 1989.

Clayton is a leading provider of targeted due diligence reviews of securitized assets and policies and procedures of originators and servicers to assess compliance with representations and warranties, regulatory and legal requirements, investor guidelines and settlement agreements. Clayton has performed over 12 million loan reviews and provided ongoing oversight on over $2 trillion of securitization transactions on behalf of investors, sponsors, issuers and originators, including government sponsored enterprises and other governmental agencies. These services have been performed primarily on residential mortgage loan and residential mortgage-backed security transactions, although Clayton has also performed these services for transactions involving auto loans, credit cards, commercial mortgage loans, student loans, timeshare loans and boat and recreational vehicle loans.

Clayton may not delegate or subcontract its obligations under the asset representations review agreement without the consent of BANA, the transferor and the servicer. Any such delegation or subcontracting to which BANA, the transferor and the servicer have consented would not, however, relieve Clayton of its liability and responsibility with respect to such obligations.

Use of Proceeds

The net proceeds from the sale of each series, class and tranche of notes offered hereby will be paid to Funding. Funding will use such proceeds to increase the investor interest of the collateral certificate, purchase additional receivables from BANA, and for its general corporate purposes. No expenses, if any, incurred in connection with the selection and acquisition of receivables have been or are expected to be paid from such proceeds.

The Notes

The notes will be issued pursuant to the indenture and a related indenture supplement. The following discussion and the discussions under "*The Indenture*" in this prospectus summarize the material terms of the notes issued by the issuing entity, the indenture and the indenture supplements. The indenture does not limit the aggregate stated principal amount of notes that may be issued.

The notes will be issued in series. Each series of notes will represent a contractual debt obligation of the issuing entity which shall be in addition to the debt obligations of the issuing entity represented by any other series of notes. Each series will be issued pursuant to the indenture and an indenture supplement, copies of the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

The following summaries describe certain provisions common to each series of notes, including the BAseries, of which the Class [•](201[•]-[•]) notes are a tranche.

General

Each series of notes is expected to consist of multiple classes of notes. Some series may be multiple tranche series, meaning they have classes consisting of multiple tranches. Whenever a "class" of notes is referred to in this prospectus, it also includes all tranches of that class, unless the context otherwise requires.

The issuing entity may issue different tranches of notes of a multiple tranche series at the same time or at different times, but no senior tranche of notes of a series may be issued unless a sufficient amount of subordinated notes (or other form of credit enhancement) of that series will be issued on that date or has previously been issued and is outstanding and available as subordination (or other credit enhancement) for such senior tranche of notes. See "—*Required Subordinated Amount*."

The notes of a series may be included in a group of series for purposes of sharing Available Principal Amounts and Available Funds.

The issuing entity may offer notes denominated in U.S. dollars or any foreign currency.

The noteholders of a particular series, class or tranche may have a derivative agreement associated with their series, class or tranche, as described in this prospectus under "*Sources of Funds to Pay the Notes—Derivative Agreements*." The noteholders of the Class [•](201[•]-[•]) notes do [not] have a derivative agreement associated with their notes. [See "*Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](201[•]-[•]) Notes*" for more information on the derivative agreement for the Class [•](201[•]-[•]) notes.]

The issuing entity will pay principal of and interest on a series, class or tranche of notes solely from the portion of Available Funds and Available Principal Amounts which are allocable to that series, class or tranche of notes after giving effect to all allocations and reallocations, amounts in any issuing entity accounts relating to that series, class or tranche of notes, and amounts received under any derivative agreement relating to that series, class or tranche of notes. If those sources are not sufficient to pay the notes, those noteholders will have no recourse to any other assets of the issuing entity or any other person or entity for the payment of principal of or interest on those notes.

Holders of notes of any outstanding series, class or tranche will not have the right to prior review of, or consent to, any subsequent issuance of notes.

The BAseries

The BAseries notes will be issued pursuant to the indenture and an indenture supplement. The BAseries will be included in Group A for the purpose of sharing excess available funds. See "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Shared Excess Available Funds*."

The BAseries notes will be issued in classes. Each class of notes will have multiple tranches which may be issued at different times and have different terms. No senior class of the BAseries may be issued unless a sufficient amount of subordinated notes or other acceptable credit enhancement has previously been issued and is outstanding. See "*—Required Subordinated Amount—BAseries*" and "*—Issuances of New Series, Classes and Tranches of Notes—New Issuances of BAseries Notes*" below.

The issuing entity will pay principal of and interest on a tranche of BAseries notes solely from the portion of BAseries Available Funds and BAseries Available Principal Amounts and from other amounts which are available under the indenture and the BAseries indenture supplement after giving effect to all allocations and reallocations. If those sources are not sufficient to pay that tranche of BAseries notes, the noteholders of that tranche of BAseries notes will have no recourse to any other assets of the issuing entity or any other person or entity for the payment of principal of or interest on those notes.

Interest

Interest will accrue on the notes from the relevant issuance date at the applicable note rate, which may be a fixed, floating or other type of rate determined in connection with the issuance of such notes. Interest will be distributed or deposited for noteholders on the dates determined in connection with the issuance of such notes. Interest payments or deposits will be funded from Available Funds allocated to the notes during the preceding month or months.

Each payment of interest on a note will include all interest accrued from the preceding interest payment date—or, for the first interest period, from the issuance date—through the day preceding the current interest payment date, or any other period determined in connection with the issuance of such note. We refer to each period during which interest accrues as an "interest period." Interest on a note will be due and payable on each interest payment date.

If interest on a note is not paid within 35 days after such interest is due, an event of default will occur relating to that tranche of notes. See "*The Indenture—Events of Default*."

BAseries

In connection with the BAseries, interest payments on Class B notes and Class C notes of the BAseries are subordinated to interest payments on Class A notes of the BAseries. Subordination of Class B notes and Class C notes of the BAseries provides credit enhancement for Class A notes of the BAseries.

Interest payments on Class C notes of the BAseries are subordinated to interest payments on Class A notes and Class B notes of the BAseries. Subordination of Class C notes of the BAseries provides credit enhancement for Class A notes and Class B notes of the BAseries.

See "*Prospectus Summary—Interest Payments*" for more information on interest payments on the Class [•](201[•]-[•]) notes.

Principal

The timing of payment of principal of a note will be determined in connection with the issuance of such note. The expected principal payment date of the Class [•](201[•]-[•]) notes is specified on the cover page of this prospectus.

Principal of a note may be paid later than its expected principal payment date if sufficient funds are not allocated from master trust II to Series 2001-D or are not allocable to the series, class or tranche of the note to be paid. It is not an event of default if the principal of a note is not paid on its expected principal payment date. However, if the principal amount of a note is not paid in full by its legal maturity date, an event of default will occur relating to that tranche of notes. See "*The Indenture—Events of Default*." The legal maturity date of the Class [•](201[•]-[•]) notes is specified on the cover of this prospectus.

Principal of a note may be paid earlier than its expected principal payment date if an early redemption event or an event of default and acceleration occurs. See "*The Indenture—Early Redemption Events*" and "*—Events of Default*."

See "*Risk Factors*" in this prospectus for a discussion of factors that may affect the timing of principal payments on the notes.

BAseries

In connection with the BAseries, principal payments on Class B notes and Class C notes of the BAseries are subordinated to payments on Class A notes of the BAseries. Subordination of Class B notes and Class C notes of the BAseries provides credit enhancement for Class A notes of the BAseries.

Principal payments on Class C notes of the BAseries are subordinated to payments on Class A notes and Class B notes of the BAseries. Subordination of Class C notes of the BAseries provides credit enhancement for Class A notes and Class B notes of the BAseries.

BAseries Available Principal Amounts may be reallocated to pay interest on senior classes of notes or to pay a portion of the master trust II servicing fee allocable to the BAseries, subject to certain limitations. In addition, charge-offs due to uncovered Investor Default Amounts allocable to the BAseries generally are reallocated from the senior classes to the subordinated classes of the BAseries. See "—*Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount—Nominal Liquidation Amount*" and "*Master Trust II—Defaulted Receivables; Rebates and Fraudulent Charges*."

In the BAseries, payment of principal may be made on a subordinated class of notes before payment in full of each senior class of notes only under the following circumstances:

- If after giving effect to the proposed principal payment there is still a sufficient amount of subordinated notes to support the outstanding senior notes. See "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account*" and "—*Allocation to Principal Funding Subaccounts*." For example, if a tranche of Class A notes has been repaid, this generally means that, unless other Class A notes are issued, at least some Class B notes and Class C notes may be repaid when such Class B notes and Class C notes are expected or required to be repaid even if other tranches of Class A notes are outstanding.

- If the principal funding subaccounts for the senior classes of notes have been sufficiently prefunded as described in "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account—Prefunding of the Principal Funding Account for Senior Classes*."

- If new tranches of subordinated notes are issued so that the subordinated notes that have reached their expected principal payment date are no longer necessary to provide the required subordination.

- If the subordinated tranche of notes reaches its legal maturity date and there is a sale of credit card receivables as described in "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables*."

BAseries Available Principal Amounts remaining after any reallocations for interest on the senior notes or for a portion of the master trust II servicing fee allocable to the BAseries will be applied to make targeted deposits to the principal funding subaccounts of senior notes before being applied to make targeted deposits to the principal funding subaccounts of the subordinated notes if such remaining amounts are not sufficient to make all required targeted deposits.

Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount

Each note has a stated principal amount, an outstanding dollar principal amount and a nominal liquidation amount.

Stated Principal Amount

The stated principal amount of a note is the amount that is stated on the face of the notes to be payable to the holder. It can be denominated in U.S. dollars or in a foreign currency.

Outstanding Dollar Principal Amount

For U.S. dollar notes, the outstanding dollar principal amount is the initial dollar principal amount of the notes, less principal payments to the noteholders. For foreign currency notes, the outstanding dollar principal amount is the U.S. dollar equivalent of the initial dollar principal amount of the notes, less dollar payments to derivative counterparties or, in the event the derivative agreement is non-performing, less dollar payments converted to make payments to noteholders, each relating to principal. The outstanding dollar principal amount of any note will decrease as a result of each payment of principal of the note.

In addition, a note may have an Adjusted Outstanding Dollar Principal Amount. The Adjusted Outstanding Dollar Principal Amount of a note is the outstanding dollar principal amount, less any funds on deposit in the principal funding subaccount for that note. The Adjusted Outstanding Dollar Principal Amount of any note will decrease as a result of each deposit into the principal funding subaccount for such note.

Nominal Liquidation Amount

The nominal liquidation amount of a note is a U.S. dollar amount based on the initial outstanding dollar principal amount of that note, but with some reductions—including reductions from reallocations of Available Principal Amounts, allocations of charge-offs for uncovered Investor Default Amounts and deposits in a principal funding subaccount for such note—and increases described below. The aggregate nominal liquidation amount of all of the notes *plus* the Class D Investor Interest will always be equal to the Investor Interest of Series 2001-D, and the nominal liquidation amount of any particular note corresponds to the portion of the Investor Interest of Series 2001-D that would be allocated to that note if master trust II were liquidated.

The nominal liquidation amount of a note may be reduced as follows:

- If Available Funds allocable to a series of notes are insufficient to fund the portion of Investor Default Amounts allocable to such series of notes (which will be allocated to each series of notes *pro rata* based on the Weighted Average Available Funds Allocation Amount of all notes in such series) such Investor Default Amounts will result in a reduction of the nominal liquidation amount of such series. Within each series, subordinated classes of notes will bear the risk of reduction in their nominal liquidation amount due to charge-offs resulting from uncovered Investor Default Amounts before senior classes of notes.

- In a multiple tranche series, including the BAseries, while these reductions will be initially allocated *pro rata* to each tranche of notes, they will then be reallocated to the subordinated classes of notes in that series in succession, beginning with the most subordinated classes. However, these reallocations will be made from senior notes to subordinated notes only to the extent that such senior notes have not used all of their required subordinated amount. For any tranche, the required subordinated amount will be determined in connection with the issuance of such notes. For multiple tranche series, these reductions will generally be allocated within each class *pro rata* to each outstanding tranche of the related class based on the Weighted Average Available Funds Allocation Amount of such tranche. Reductions that cannot be reallocated to a subordinated tranche will reduce the nominal liquidation amount of the tranche to which the reductions were initially allocated.

- If Available Principal Amounts are reallocated from subordinated notes of a series to pay interest on senior notes, any shortfall in the payment of the master trust II servicing fee or any other shortfall of Available Funds which Available Principal Amounts are reallocated to cover, the nominal liquidation amount of those subordinated notes will be reduced by the amount of the reallocations. The amount of the reallocation of Available Principal Amounts will be applied to reduce the nominal liquidation amount of the subordinated classes of notes in that series in succession, to the extent of such senior tranches' required subordinated amount of the related subordinated notes, beginning with the most subordinated classes. No Available Principal Amounts will be reallocated to pay interest on a senior class of notes or any portion of the master trust II servicing fee if such reallocation would result in the reduction of the nominal liquidation amount of such senior class of notes. For a multiple tranche series, these reductions will generally be allocated within each class *pro rata* to each outstanding tranche of the related class based on the Weighted Average Available Funds Allocation Amount of such tranche.

- The nominal liquidation amount of a note will be reduced by the amount on deposit in its respective principal funding subaccount.

- The nominal liquidation amount of a note will be reduced by the amount of all payments of principal of that note.

- Upon a sale of credit card receivables after the insolvency of Funding, an event of default and acceleration or on the legal maturity date of a note, the nominal liquidation amount of such note will be automatically reduced to zero. See "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables*."

The nominal liquidation amount of a note can be increased by applying Available Funds, if available, to reimburse earlier reductions in the nominal liquidation amount from charge-offs for uncovered Investor Default Amounts, or from reallocations of Available Principal Amounts from subordinated classes to pay shortfalls of Available Funds. Within each series, the increases will be allocated first to the senior-most class with a deficiency in its nominal liquidation amount and then, in succession, to the subordinated classes with a deficiency in the nominal liquidation amount. In a multiple tranche series, the increases will be further allocated to each tranche of a class *pro rata* based on the deficiency in the nominal liquidation amount in each tranche.

In most circumstances, the nominal liquidation amount of a note, together with any accumulated Available Principal Amounts held in a principal funding subaccount, will be equal to the outstanding dollar principal amount of that note. However, if there are reductions in the nominal liquidation amount as a result of reallocations of Available Principal Amounts from that note to pay interest on senior classes

or the master trust II servicing fee, or as a result of charge-offs for uncovered Investor Default Amounts, there will be a deficit in the nominal liquidation amount of that note. Unless that deficiency is reimbursed through the application of Available Funds, the stated principal amount of that note will not be paid in full.

A subordinated note's nominal liquidation amount represents the maximum amount of Available Principal Amounts that may be reallocated from such note to pay interest on senior notes or the master trust II servicing fee of the same series and the maximum amount of charge-offs for uncovered Investor Default Amounts that may be allocated to such note. The nominal liquidation amount is also used to calculate the amount of Available Principal Amounts that can be allocated for payment of principal of a class or tranche of notes, or paid to the counterparty to a derivative agreement, if applicable. This means that if the nominal liquidation amount of a class or tranche of notes has been reduced by charge-offs for uncovered Investor Default Amounts or by reallocations of Available Principal Amounts to pay interest on senior notes or the master trust II servicing fee, the holders of notes with the reduced nominal liquidation amount will receive less than the full stated principal amount of their notes, either because the amount of dollars allocated to pay them is less than the outstanding dollar principal amount of the notes, or because the amount of dollars allocated to pay the counterparty to a derivative agreement is less than the amount necessary to obtain enough of the applicable foreign currency for payment of their notes in full.

The nominal liquidation amount of a note may not be reduced below zero, and may not be increased above the outstanding dollar principal amount of that note, less any amounts on deposit in the applicable principal funding subaccount.

If a note held by Funding, the issuing entity or any of their affiliates is canceled, the nominal liquidation amount of that note is automatically reduced to zero, with a corresponding automatic reduction in the Investor Interest of Series 2001-D.

The cumulative amount of reductions of the nominal liquidation amount of any class or tranche of notes due to the reallocation of Available Principal Amounts to pay Available Funds shortfalls will be limited as determined in connection with the issuance of such class or tranche of notes. See "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Reductions to the Nominal Liquidation Amount of Subordinated Classes from Reallocations of BAseries Available Principal Amounts*" for a discussion of this limitation for the BAseries notes.

Allocations of charge-offs for uncovered Investor Default Amounts and reallocations of Available Principal Amounts to cover Available Funds shortfalls reduce the nominal liquidation amount of outstanding notes only and do not affect notes that are issued after that time.

Final Payment of the Notes

The Class [•](201[•]-[•]) noteholders will not receive payment of principal in excess of the highest outstanding dollar principal amount of that series, class or tranche, or in the case of foreign currency notes, any amount received by the issuing entity under a derivative agreement for principal.

Following the insolvency of Funding, following an event of default and acceleration, or on the legal maturity date of a series, class or tranche of notes, credit card receivables in an aggregate amount not to exceed the nominal liquidation amount, *plus* any past due, accrued and additional interest, of the related series, class or tranche will be sold by master trust II. The proceeds of such sale will be applied to the extent available to pay the outstanding principal amount of, *plus* any accrued, past due and additional interest on, those notes on the date of the sale.

A series, class or tranche of notes, including the Class [•](201[•]-[•]) notes, will be considered to be paid in full, the holders of those notes will have no further right or claim, and the issuing entity will have no further obligation or liability for principal or interest, on the earliest to occur of:

- the date of the payment in full of the stated principal amount of and all accrued, past due and additional interest on those notes;

- the date on which the outstanding dollar principal amount of the notes is reduced to zero and all accrued, past due and additional interest on those notes is paid in full;

- the legal maturity date of those notes, after giving effect to all deposits, allocations, reallocations, sale of credit card receivables and payments to be made on that date; or

- the date on which a sale of receivables has taken place for such tranche, as described in "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables*."

Subordination of Interest and Principal

Interest and principal payments on the Class A notes of the BAseries will not be subordinated to any other BAseries notes. Interest and principal payments on the Class B notes of the BAseries will be subordinated to the Class A BAseries notes. Interest and principal payments on the Class C notes of the BAseries will be subordinated to the Class A and Class B BAseries notes. See "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Allocation to Interest Funding Subaccounts*" and "*—Allocations to Principal Funding Subaccounts*" for a detailed discussion of the subordination of interest and principal payments for the Class B notes and Class C notes of the BAseries and "*Prospectus Summary—Interest Payments*" and *—Expected Principal Payment Date and Legal Maturity Date*."

Available Principal Amounts may be reallocated to pay interest on senior classes of notes of, or a portion of the master trust II servicing fee allocated to, that series. In addition, subordinated classes of notes bear the risk of reduction in their nominal liquidation amount due to charge-offs for uncovered Investor Default Amounts before senior classes of notes. In a multiple tranche series like the BAseries, charge-offs for uncovered Investor Default Amounts are generally allocated first to each class of a series and then reallocated to the subordinated classes of such series, reducing the nominal liquidation amount of such subordinated classes to the extent credit enhancement in the form of subordination is still available for the senior classes. See "*—Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount—Nominal Liquidation Amount*" above.

Required Subordinated Amount

The required subordinated amount of a senior class or tranche of notes is the amount of a subordinated class that is required to be outstanding and available to provide subordination for that senior class or tranche on the date when the senior class or tranche of notes is issued. No notes of a series may be issued unless the required subordinated amount for that class or tranche of notes is available at the time of its issuance. The required subordinated amount is also used, in conjunction with usage, to determine whether a subordinated class or tranche of a multiple tranche series may be repaid before its legal maturity date while senior notes of that series are outstanding.

In addition, whenever any notes are issued, the required Class D Investor Interest will automatically increase, subject to any changes in the required Class D Investor Interest that can be made

as described in the following paragraph. The Class D certificate provides credit enhancement to the collateral certificate, and therefore the notes, as described in "*Master Trust II—The Class D Certificate*."

The issuing entity may change the required subordinated amount for any tranche of notes or the required Class D Investor Interest at any time, without the consent of any noteholders, so long as the issuing entity has (i) received confirmation from the rating agencies that have rated any outstanding notes of the related series that the change in the required subordinated amount or the required Class D Investor Interest will not result in the reduction, qualification or withdrawal of the ratings of any outstanding notes in that series, and (ii) delivered to the indenture trustee and the rating agencies a master trust II tax opinion and issuing entity tax opinion, as described under "*The Indenture—Tax Opinions for Amendments*."

BAseries

The Class [•](201[•]-[•]) notes are a tranche of the BAseries. In order to issue notes of a senior class of the BAseries, the required subordinated amount of subordinated notes for those senior notes must be outstanding and available on the issuance date.

The required subordinated amount of a tranche of a senior class of notes of the BAseries is the aggregate nominal liquidation amount of a subordinated class that is required to be outstanding and available on the date when a tranche of a senior class of notes is issued. Generally, the required subordinated amount of subordinated notes for each tranche of Class A BAseries notes is equal to a stated percentage of the Adjusted Outstanding Dollar Principal Amount of that tranche of Class A notes. The required subordinated amount of Class B notes for each tranche of Class A BAseries notes is equal to 14.28571% of the Adjusted Outstanding Dollar Principal Amount of that tranche of Class A notes, and the required subordinated amount of Class C notes is equal to 12.69841% of the Adjusted Outstanding Dollar Principal Amount of that tranche of Class A notes.

The required subordinated amount of Class C notes for each tranche of Class B BAseries notes will vary depending on its *pro rata* share of the Class A required subordinated amount of Class C notes for all Class A BAseries notes that require any credit enhancement from Class B BAseries notes, and its *pro rata* share of the portion of the adjusted outstanding dollar principal amount of all Class B BAseries notes that is not providing credit enhancement to the Class A notes. For each tranche of Class B BAseries notes, the required subordinated amount of Class C notes, at any time, is generally equal to the adjusted outstanding dollar principal amount of that tranche of Class B notes *multiplied by* the sum of:

(i)   a fraction, the numerator of which is the Class A required subordinated amount of Class C notes for all Class A BAseries notes that require any credit enhancement from Class B BAseries notes, and the denominator of which is the aggregate adjusted outstanding dollar principal amount of all Class B BAseries notes; *plus*

(ii)   11.11111% (referred to as the unencumbered percentage) *multiplied by* a fraction, the numerator of which is the aggregate adjusted outstanding dollar principal amount of all Class B BAseries notes *minus* the required subordinated amount of Class B notes for all Class A BAseries notes, and the denominator of which is the aggregate adjusted outstanding dollar principal amount of all Class B BAseries notes.

Therefore, for any tranche of Class B notes, the required subordinated amount of Class C notes can increase if the share of those Class B notes that corresponds to the Class C notes providing credit enhancement to Class A notes increases, or if the share of those Class B notes that is providing credit enhancement to Class A notes increases. Similarly, for any tranche of Class B notes, the required

subordinated amount of Class C notes can decrease (but will never be less than unencumbered percentage of its adjusted outstanding dollar principal amount) if the share of those Class B notes that corresponds to the Class C notes providing credit enhancement to Class A notes decreases, or if the share of those Class B notes that is providing credit enhancement to Class A notes decreases.

Reductions in the Adjusted Outstanding Dollar Principal Amount of a tranche of senior notes of the BAseries will generally result in a reduction in the required subordinated amount for that tranche. Additionally, a reduction in the required subordinated amount of Class C notes for a tranche of Class B BAseries notes may occur due to:

- a decrease in the aggregate Adjusted Outstanding Dollar Principal Amount of Class A BAseries notes,

- a decrease in the Class A required subordinated amount of Class B or Class C notes for outstanding tranches of Class A BAseries notes, or

- the issuance of additional Class B BAseries notes.

However, if an early redemption event or event of default and acceleration for any tranche of Class B BAseries notes occurs, or if on any day its usage of the required subordinated amount of Class C notes exceeds zero, the required subordinated amount of Class C notes for that tranche of Class B notes will not decrease after that early redemption event or event of default and acceleration or after the date on which its usage of the required subordinated amount of Class C notes exceeds zero.

The issuing entity may change the required subordinated amount for any tranche of notes of the BAseries, or the method of computing the required subordinated amount, at any time without the consent of any noteholders so long as the issuing entity has:

- received confirmation from each rating agency that has rated any outstanding notes that the change will not result in the reduction, qualification or withdrawal of its then-current rating of any outstanding notes in the BAseries;

- delivered an opinion of counsel that for federal income tax purposes (1) the change will not adversely affect the tax characterization as debt of any outstanding series or class of investor certificates issued by master trust II that were characterized as debt at the time of their issuance, (2) following the change, master trust II will not be treated as an association, or a publicly traded partnership, taxable as a corporation, and (3) such change will not cause or constitute an event in which gain or loss would be recognized by any holder of an investor certificate issued by master trust II; and

- delivered an opinion of counsel that for federal income tax purposes (1) the change will not adversely affect the tax characterization as debt of any outstanding series, class or tranche of notes of the issuing entity that were characterized as debt at the time of their issuance, (2) following the change, the issuing entity will not be treated as an association, or publicly traded partnership, taxable as a corporation, and (3) such change will not cause or constitute an event in which gain or loss would be recognized by any holder of such notes.

In addition, the percentages used in, or the method of calculating, the required subordinated amount of subordinated notes of any tranche of BAseries notes (including other tranches in the same class) may be different than the percentages used in, or the method of calculating, the required subordinated amounts for any tranche of a senior class of BAseries notes. In addition, if the rating agencies consent and without

the consent of any noteholders, the issuing entity may utilize forms of credit enhancement other than subordinated notes in order to provide senior classes of notes with the required credit enhancement.

In order to issue Class A notes, the issuing entity must calculate the available amount of Class B notes and Class C notes. The issuing entity will first calculate the amount of Class B notes available for such new tranche of Class A notes. This is done by computing the following:

- the aggregate nominal liquidation amount of all tranches of outstanding Class B notes on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for Class B notes to be made on that date; *minus*

- the aggregate amount of the Class A required subordinated amount of Class B notes for all other Class A notes which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for Class A notes to be made on that date.

The calculation in the prior paragraph will also be made in the same manner for calculating the amount of Class C notes available for Class A notes.

Additionally, in order to issue Class A notes, the issuing entity must calculate the amount of Class C notes available for Class B notes. This is done by computing the following:

- the aggregate nominal liquidation amount of all tranches of outstanding Class C notes on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for Class C notes to be made on that date; *minus*

- the aggregate amount of the Class A required subordinated amount of Class C notes for all tranches of Class A notes for which the Class A required subordinated amount of Class B notes is equal to zero which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for Class A notes to be made on that date.

In order to issue Class B notes, the issuing entity must calculate the available amount of Class C notes. This is done by computing the following:

- the aggregate nominal liquidation amount of all tranches of Class C notes which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for Class C notes to be made on that date; *minus*

- the sum of:

  – the aggregate amount of the Class B required subordinated amount of Class C notes for all other tranches of Class B notes which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for any BAseries notes to be made on that date; *plus*

  – the aggregate amount of the Class A required subordinated amount of Class C notes for all tranches of Class A notes for which the Class A required subordinated amount of Class B notes is equal to zero which are outstanding on that date, after giving effect to any issuances, deposits, allocations, reallocations or payments for those Class A notes to be made on that date.

The amount of subordination available to provide credit enhancement to any tranche of BAseries notes is limited to its available subordinated amount of each class or tranche of BAseries notes that is subordinated to it. Each senior tranche of BAseries notes has access to credit enhancement from those subordinated notes only in an amount not exceeding its required subordinated amount of those notes minus the amount of usage of that required subordinated amount. "Usage" refers to the amount of the required subordinated amount of a class of BAseries notes actually utilized by a senior tranche of BAseries notes due to losses relating to charged-off receivables and the application of subordinated BAseries notes' principal allocations to pay interest on senior classes and servicing fees. Losses that increase usage may include (i) losses relating to charged-off receivables that are allocated directly to a class of subordinated BAseries notes, (ii) losses relating to usage of available subordinated amounts by another class of BAseries notes that shares credit enhancement from those subordinated BAseries notes, which are allocated proportionately to the senior BAseries notes supported by those subordinated BAseries notes, and (iii) losses reallocated to the subordinated BAseries notes from the applicable tranche of senior BAseries notes. Usage may be reduced in later months if amounts are available to reimburse losses or to reinstate other amounts reallocated from the subordinated BAseries notes. The required subordinated amount of a class of subordinated BAseries notes less its usage equals the remaining available subordinated amount of that class of subordinated BAseries notes, which we refer to as the unused subordinated amount for that tranche of notes. If the available subordinated amount for any tranche of BAseries notes has been reduced to zero, losses that otherwise would have been reallocated to subordinated notes will be borne by that tranche of BAseries notes. The nominal liquidation amount of those notes will be reduced by the amount of losses allocated to those notes, and it is unlikely that those notes will receive their full payment of principal.

No payment of principal will be made on any Class B BAseries note unless, following the payment, the remaining available subordinated amount of Class B BAseries notes is at least equal to the required subordinated amount of Class B notes for the outstanding Class A BAseries notes less any usage of the required subordinated amount of Class B notes for the outstanding Class A BAseries notes. Similarly, no payment of principal will be made on any Class C BAseries note unless, following the payment, the remaining available subordinated amount of Class C BAseries notes is at least equal to the required subordinated amount of Class C notes for the outstanding Class A and Class B BAseries notes less any usage of the required subordinated amount of Class C notes for the outstanding Class A and Class B BAseries notes.

However, there are some exceptions to this rule. In the BAseries, payment of principal may be made on a subordinated class of notes before payment in full of each senior class of notes only under the following circumstances:

- If after giving effect to the proposed principal payment there is still a sufficient amount of subordinated notes to support the outstanding senior notes. See "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account*" and "*—Allocation to Principal Funding Subaccounts*." For example, if a tranche of Class A notes has been repaid, this generally means that, unless other Class A notes are issued, at least some Class B notes and Class C notes may be repaid when they are expected to be repaid even if other tranches of Class A notes are outstanding.

- If the principal funding subaccounts for the senior classes of notes have been sufficiently prefunded as described in "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account—Prefunding of the Principal Funding Account for Senior Classes*."

- If new tranches of subordinated notes are issued so that the subordinated notes that have reached their expected principal payment date are no longer necessary to provide the required subordination.

- If the subordinated tranche of notes reaches its legal maturity date and there is a sale of credit card receivables as described in "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables*."

The Class D Certificate

The Class D certificate provides credit enhancement to the collateral certificate, and therefore the notes, by absorbing Default Amounts allocable to Series 2001-D prior to the allocation of any of those losses to the notes, and through reallocations of collections of principal receivables to cover deficiencies on payments of interest on the notes and the master trust II servicing fee, as more specifically described in "*Master Trust II—The Class D Certificate*." Whenever additional notes are issued, the required Class D Investor Interest will increase, subject to any changes in the required Class D Investor Interest that can be made as described in the following paragraph. Similarly, whenever the Adjusted Outstanding Dollar Principal Amount of a series, class or tranche of notes decreases, due to accumulation of principal or payment of principal amounts to noteholders, the required Class D Investor Interest will decrease. As of any date, the required Class D Investor Interest means an amount equal to the sum of:

- (i) the Adjusted Outstanding Dollar Principal Amount of the Class A notes (other than the Class A(2001-Emerald) notes), *divided by* 0.6825, *minus* (ii) the Adjusted Outstanding Dollar Principal Amount of the Class A notes (other than the Class A(2001-Emerald) notes), *minus* (iii) the aggregate Class A required subordinated amount of Class B notes, *minus* (iv) the aggregate Class A required subordinated amount of Class C notes *minus* the Class A required subordinated amount of Class C notes for the Class A(2001-Emerald) notes; *plus*

- (i) the Adjusted Outstanding Dollar Principal Amount of the Class A(2001-Emerald) notes, *divided by* 0.85, *minus* (ii) the Adjusted Outstanding Dollar Principal Amount of the Class A(2001-Emerald) notes, *minus* (iii) the Class A required subordinated amount of Class C notes for the Class A(2001-Emerald) notes; *plus*

- (i) (A) the Adjusted Outstanding Dollar Principal Amount of the Class B notes *minus* the aggregate Class A required subordinated amount of Class B notes, *divided by* (B) 0.795, *minus* (ii) the Adjusted Outstanding Dollar Principal Amount of the Class B notes *minus* the aggregate Class A required subordinated amount of Class B notes, *minus* (iii) (A) the Adjusted Outstanding Dollar Principal Amount of the Class B notes *minus* the aggregate Class A required subordinated amount of Class B notes, *times* (B) 0.1111111; *plus*

- (i) (A) the Adjusted Outstanding Dollar Principal Amount of the Class C notes *minus* the sum of (x) the aggregate Class B required subordinated amount of Class C notes *plus* (y) the Class A required subordinated amount of Class C notes for the Class A(2001-Emerald) notes, *divided by* (B) 0.895, *minus* (ii) the Adjusted Outstanding Dollar Principal Amount of the Class C notes *minus* the sum of (A) the aggregate Class B required subordinated amount of Class C notes *plus* (B) the Class A required subordinated amount of Class C notes for the Class A(2001-Emerald) notes.

Following the date on which a Series 2001-D Pay Out Event Commences, the required Class D Investor Interest will be fixed at the amount determined as of such date until the date on which the aggregate nominal liquidation amounts of all notes are paid in full.

Funding may change the definition of the required Class D Investor Interest at any time without the consent of any noteholders so long as it has:

- received confirmation from each rating agency that has rated any outstanding notes that the change will not result in the reduction, qualification or withdrawal of its then-current rating of any outstanding notes;

- delivered an opinion of counsel that for federal income tax purposes (1) the change will not adversely affect the tax characterization as debt of any outstanding series or class of investor certificates issued by master trust II that were characterized as debt at the time of their issuance, (2) following the change, master trust II will not be treated as an association, or a publicly traded partnership, taxable as a corporation, and (3) such change will not cause or constitute an event in which gain or loss would be recognized by any holder of an investor certificate issued by master trust II; and

- delivered an opinion of counsel that for federal income tax purposes (1) the change will not adversely affect the tax characterization as debt of any outstanding series, class or tranche of notes of the issuing entity that were characterized as debt at the time of their issuance, (2) following the change, the issuing entity will not be treated as an association, or publicly traded partnership, taxable as a corporation, and (3) such change will not cause or constitute an event in which gain or loss would be recognized by any holder of such notes.

In addition, if the rating agencies consent and without the consent of any noteholders, master trust II may utilize forms of credit enhancement other than the Class D certificate.

The Class D certificate will receive no payments of interest and will receive no payment of principal until all principal payments on the notes on the related payment date are made in full. Additionally, payments of principal on the Class D certificate will not exceed the greater of (i) the amount of Available Principal Amounts remaining after all principal payments with respect to the notes and (ii) the amount, if any, by which the Class D Investor Interest exceeds the required Class D Investor Interest. See "*Master Trust II—The Class D Certificate*" for a further description of the Class D certificate.

Early Redemption of Notes

Each series, class and tranche of notes will be subject to mandatory redemption on its expected principal payment date, which will generally be 29 months before its legal maturity date. In addition, if any other early redemption event occurs, the issuing entity will be required to redeem each series, class or tranche of the affected notes [, including the Class [•](201[•]-[•]) notes offered hereby,] before the expected principal payment date of that series, class or tranche of notes; however, for any such affected notes with the benefit of a derivative agreement [, including the Class [•](201[•]-[•]) notes], and subject to certain exceptions, such redemption will not occur earlier than such notes' expected principal payment date. The issuing entity will give notice to holders of the affected notes before an early redemption date. See "*The Indenture—Early Redemption Events*" for a description of the early redemption events and their consequences to noteholders. See "*Prospectus Summary—Early Redemption of Notes*" for a description of the early redemption events relating to the Class [•](201[•]-[•]) notes.

Whenever the issuing entity redeems a series, class or tranche of notes, it will do so only to the extent of Available Funds and Available Principal Amounts allocated to that series, class or tranche of notes, and only to the extent that the notes to be redeemed are not required to provide required subordination for senior notes. A noteholder will have no claim against the issuing entity if the issuing

entity fails to make a required redemption of notes before the legal maturity date because no funds are available for that purpose or because the notes to be redeemed are required to provide subordination for senior notes. The failure to redeem before the legal maturity date under these circumstances will not be an event of default.

If determined at the time of issuance, the transferor, so long as it is an affiliate of the servicer, may direct the issuing entity to redeem the notes of any series, class or tranche before its expected principal payment date. In connection with the issuance of any notes, the issuing entity will determine at what times and under what conditions the issuing entity may exercise that right of redemption and if the redemption may be made in whole or in part, as well as other terms of the redemption. The issuing entity will give notice to holders of the affected notes before any optional redemption date. Other than as described in "*Prospectus Summary—Optional Redemption by the Issuing Entity*," the Class [•](201[•]-[•]) notes may not be redeemed at the option of the transferor before their expected principal payment date.

Issuances of New Series, Classes and Tranches of Notes

The issuing entity may issue new notes of any series, class or tranche only if the conditions of issuance are met (or waived as described below). These conditions include:

- *first,* on or before the third Business Day before a new issuance of notes, the issuing entity gives the indenture trustee and the rating agencies written notice of the issuance;

- *second,* on or prior to the date that the new issuance is to occur, the issuing entity delivers to the indenture trustee and each rating agency a certificate to the effect that:

  —the issuing entity reasonably believes that the new issuance will not at the time of its occurrence or at a future date (i) cause an early redemption event or event of default, (ii) adversely affect the amount of funds available to be distributed to noteholders of any series, class or tranche of notes or the timing of such distributions, or (iii) adversely affect the security interest of the indenture trustee in the collateral securing the outstanding notes;

  —all instruments furnished to the indenture trustee conform to the requirements of the indenture and constitute sufficient authority under the indenture for the indenture trustee to authenticate and deliver the notes;

  —the form and terms of the notes have been established in conformity with the provisions of the indenture;

  —all laws and requirements relating to the execution and delivery by the issuing entity of the notes have been complied with, the issuing entity has the power and authority to issue the notes, and the notes have been duly authorized and delivered by the issuing entity, and, assuming due authentication and delivery by the indenture trustee, constitute legal, valid and binding obligations of the issuing entity enforceable in accordance with their terms (subject to certain limitations and conditions), and are entitled to the benefits of the indenture equally and ratably with all other notes, if any, of such series, class or tranche outstanding subject to the terms of the indenture, each indenture supplement and each terms document; and

  —the issuing entity shall have satisfied such other matters as the indenture trustee may reasonably request;

- *third,* the issuing entity delivers to the indenture trustee and the rating agencies an opinion of counsel that for federal income tax purposes (i) the new issuance will not adversely affect the tax characterization as debt of any outstanding series or class of investor certificates issued by master trust II that were characterized as debt at the time of their issuance, (ii) following the new issuance, master trust II will not be treated as an association, or a publicly traded partnership, taxable as a corporation, and (iii) the new issuance will not cause or constitute an event in which gain or loss would be recognized by any holder of an investor certificate issued by master trust II;

- *fourth,* the issuing entity delivers to the indenture trustee and the rating agencies an opinion of counsel that for federal income tax purposes (i) the new issuance will not adversely affect the tax characterization as debt of any outstanding series, class or tranche of notes that were characterized as debt at the time of their issuance, (ii) following the new issuance, the issuing entity will not be treated as an association, or publicly traded partnership, taxable as a corporation, (iii) such issuance will not cause or constitute an event in which gain or loss would be recognized by any holder of such outstanding notes, and (iv) except as provided in the related indenture supplement, following the new issuance of a series, class or tranche of notes, the newly issued series, class or tranche of notes will be properly characterized as debt;

- *fifth,* the issuing entity delivers to the indenture trustee an indenture supplement and terms document relating to the applicable series, class or tranche of notes;

- *sixth,* no Pay Out Event with respect to Series 2001-D has occurred or is continuing as of the date of the new issuance;

- *seventh,* in the case of foreign currency notes, the issuing entity appoints one or more paying agents in the appropriate countries;

- *eighth*, each rating agency that has rated any outstanding notes has provided confirmation that the new issuance of notes will not cause a reduction, qualification or withdrawal of the ratings of any outstanding notes rated by that rating agency;

- *ninth*, the provisions governing required subordinated amounts are satisfied; [and]

- [describe any additional conditions, as applicable].

If the issuing entity obtains confirmation from each rating agency that has rated any outstanding notes that the issuance of a new series, class or tranche of notes will not cause a reduction, qualification or withdrawal of the ratings of any outstanding notes rated by that rating agency, then any of the conditions described above (other than the third, fourth and fifth conditions) may be waived.

The issuing entity and the indenture trustee are not required to provide prior notice to, permit any prior review by, or obtain the consent of any noteholder of any series, class or tranche to issue any additional notes of any series, class or tranche.

There are no restrictions on the timing or amount of any additional issuance of notes of an outstanding tranche of a multiple tranche series, so long as the conditions described above are met or waived. As of the date of any additional issuance of an outstanding tranche of notes, the stated principal amount, outstanding dollar principal amount and nominal liquidation amount of that tranche will be increased to reflect the principal amount of the additional notes. If the additional notes are a tranche of

notes that has the benefit of a derivative agreement, the issuing entity will enter into a derivative agreement for the benefit of the additional notes. The targeted deposits, if any, to the principal funding subaccount will be increased proportionately to reflect the principal amount of the additional notes.

The issuing entity may from time to time, without notice to, or the consent of, the registered holders of a series, class or tranche of notes, create and issue additional notes equal in rank to the previously issued series, class or tranche of notes in all respects—or in all respects except for the payment of interest accruing prior to the issue date of the further series, class or tranche of notes or the first payment of interest following the issue date of the further series, class or tranche of notes. These further series, classes or tranches of notes may be consolidated and form a single series, class or tranche with the previously issued notes and will have the same terms as to status, redemption or otherwise as the previously issued series, class or tranche of notes.

BANA or an affiliate may retain notes of a series, class or tranche upon initial issuance or upon a reopening of a series, class or tranche of notes and may sell them on a subsequent date. In addition, BANA or an affiliate may acquire notes of a series, class or tranche at any time following the initial issuance or reopening of a series, class or tranche of notes.

When issued, the additional notes of a tranche will be identical in all material respects to the other outstanding notes of that tranche and equally and ratably entitled to the benefits of the indenture and the related indenture supplement applicable to such notes as the other outstanding notes of that tranche without preference, priority or distinction.

New Issuances of BAseries Notes

The issuing entity may issue new classes and tranches of BAseries notes (including additional notes of an outstanding tranche or class), so long as:

- the conditions to issuance listed above are satisfied;

- any increase in the targeted deposit amount of any Class C reserve subaccount caused by such issuance will have been funded on or prior to such issuance date; and

- in the case of Class A or Class B BAseries notes, the required subordinated amount is available at the time of its issuance.

See "—*Required Subordinated Amount*" above and "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Targeted Deposits to the Class C Reserve Account.*"

The issuing entity and the indenture trustee are not required to provide prior notice to or obtain the consent of any noteholder of any series, class or tranche to issue any additional BAseries notes.

Payments on Notes; Paying Agent

The Class [•](201[•]-[•]) notes offered by this prospectus will be delivered in book-entry form and payments of principal of and interest on the notes will be made in U.S. dollars as described under "—*Book-Entry Notes*" below unless the stated principal amount of the notes is denominated in a foreign currency.

The issuing entity, the indenture trustee and any agent of the issuing entity or the indenture trustee will treat the registered holder of any note as the absolute owner of that note, whether or not the

note is overdue and notwithstanding any notice to the contrary, for the purpose of making payment and for all other purposes.

The issuing entity will make payments on a note to the registered holder of the note at the close of business on the record date established for the related payment date.

The issuing entity will designate the corporate trust office of The Bank of New York Mellon in New York City as its paying agent for the notes of each series. The issuing entity will identify any other entities appointed to serve as paying agents on notes of a series, class or tranche. The issuing entity may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts. However, the issuing entity will be required to maintain an office, agency or paying agent in each place of payment for a series, class or tranche of notes.

After notice by publication, all funds paid to a paying agent for the payment of the principal of or interest on any note of any series which remains unclaimed at the end of two years after the principal or interest becomes due and payable will be paid to the issuing entity. After funds are paid to the issuing entity, the holder of that note may look only to the issuing entity for payment of that principal or interest.

Denominations

The Class [•](201[•]-[•]) notes offered by this prospectus will be issued in denominations of $5,000 and multiples of $1,000 in excess of that amount.

Record Date

The record date for payment of the notes, including the Class [•](201[•]-[•]) notes, will be the last day of the month before the related payment date.

Governing Law

The laws of the State of Delaware will govern the notes, including the Class [•](201[•]-[•]) notes, and the indenture.

Form, Exchange and Registration and Transfer of Notes

The Class [•](201[•]-[•]) notes offered by this prospectus will be issued in registered form. The notes will be represented by one or more global notes registered in the name of The Depository Trust Company, as depository, or its nominee. We refer to each beneficial interest in a global note as a "book-entry note." For a description of the special provisions that apply to book-entry notes, see "—*Book-Entry Notes*" below.

A holder of notes may exchange those notes for other notes of the same class or tranche of any authorized denominations and of the same aggregate stated principal amount, expected principal payment date and legal maturity date, and of like terms.

Any holder of a note may present that note for registration of transfer, with the form of transfer properly executed, at the office of the note registrar or at the office of any transfer agent that the issuing entity designates. Unless otherwise provided in the note to be transferred or exchanged, holders of notes will not be charged any service charge for the exchange or transfer of their notes. Holders of notes that are to be transferred or exchanged will be liable for the payment of any taxes and other governmental charges described in the indenture before the transfer or exchange will be completed. The note registrar

or transfer agent, as the case may be, will effect a transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

The issuing entity will appoint The Bank of New York Mellon as the registrar for the notes. The issuing entity also may at any time designate additional transfer agents for any series, class or tranche of notes. The issuing entity may at any time rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. However, the issuing entity will be required to maintain a transfer agent in each place of payment for a series, class or tranche of notes.

Book-Entry Notes

The Class [•](201[•]-[•]) notes offered by this prospectus will be delivered in book-entry form. This means that, except under the limited circumstances described below under "—*Definitive Notes*," purchasers of notes will not be entitled to have the notes registered in their names and will not be entitled to receive physical delivery of the notes in definitive paper form. Instead, upon issuance, all the notes of a class will be represented by one or more fully registered permanent global notes, without interest coupons.

Each global note will be deposited with a securities depository named The Depository Trust Company and will be registered in the name of its nominee, Cede & Co. No global note representing book-entry notes may be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to another nominee of DTC. Thus, DTC or its nominee will be the only registered holder of the notes and will be considered the sole representative of the beneficial owners of notes for purposes of the indenture.

The registration of the global notes in the name of Cede & Co. will not affect beneficial ownership and is performed merely to facilitate subsequent transfers. The book-entry system, which is also the system through which most publicly traded common stock is held, is used because it eliminates the need for physical movement of securities. The laws of some jurisdictions, however, may require some purchasers to take physical delivery of their notes in definitive form. These laws may impair the ability to own or transfer book-entry notes.

Purchasers of notes in the United States may hold interests in the global notes through DTC, either directly, if they are participants in that system—such as a bank, brokerage house or other institution that maintains securities accounts for customers with DTC or its nominee—or otherwise indirectly through a participant in DTC. Purchasers of notes in Europe may hold interests in the global notes through Clearstream Banking, or through Euroclear Bank S.A./N.V., as operator of the Euroclear system.

Because DTC will be the only registered owner of the global notes, Clearstream Banking and Euroclear will hold positions through their respective U.S. depositories, which in turn will hold positions on the books of DTC.

As long as the notes are in book-entry form, they will be evidenced solely by entries on the books of DTC, its participants and any indirect participants. DTC will maintain records showing:

- the ownership interests of its participants, including the U.S. depositories; and

- all transfers of ownership interests between its participants.

The participants and indirect participants, in turn, will maintain records showing:

- the ownership interests of their customers, including indirect participants, that hold the notes through those participants; and

- all transfers between these persons.

Thus, each beneficial owner of a book-entry note will hold its note indirectly through a hierarchy of intermediaries, with DTC at the "top" and the beneficial owner's own securities intermediary at the "bottom."

The issuing entity, the indenture trustee and their agents will not be liable for the accuracy of, and are not responsible for maintaining, supervising or reviewing DTC's records or any participant's records relating to book-entry notes. The issuing entity, the indenture trustee and their agents also will not be responsible or liable for payments made on account of the book-entry notes.

Until Definitive Notes are issued to the beneficial owners as described below under "—*Definitive Notes*," all references to "holders" of notes means DTC. The issuing entity, the indenture trustee and any paying agent, transfer agent or securities registrar may treat DTC as the absolute owner of the notes for all purposes.

For beneficial owners of book-entry notes, the issuing entity will make all distributions of principal and interest on their notes to DTC and will send all required reports and notices solely to DTC as long as DTC is the registered holder of the notes. DTC and the participants are generally required by law to receive and transmit all distributions, notices and directions from the indenture trustee to the beneficial owners through the chain of intermediaries.

Similarly, the indenture trustee will accept notices and directions solely from DTC. Therefore, in order to exercise any rights of a holder of notes under the indenture, each person owning a beneficial interest in the notes must rely on the procedures of DTC and, in some cases, Clearstream Banking or Euroclear. If the beneficial owner is not a participant in that system, then it must rely on the procedures of the participant through which that person owns its interest. DTC has advised the issuing entity that it will take actions under the indenture only at the direction of its participants, which in turn will act only at the direction of the beneficial owners. Some of these actions, however, may conflict with actions it takes at the direction of other participants and beneficial owners.

Notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them.

Book-entry notes may be more difficult to pledge by beneficial owners because of the lack of a physical note. Beneficial owners may also experience delays in receiving distributions on their notes since distributions will initially be made to DTC and must be transferred through the chain of intermediaries to the beneficial owner's account.

The Depository Trust Company

DTC is a limited-purpose trust company organized under the New York Banking Law and is a "banking organization" within the meaning of the New York Banking Law. DTC is also a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities deposited by its participants and to facilitate the clearing and settlement of securities transactions among its participants through electronic book-entry changes in

accounts of the participants, thus eliminating the need for physical movement of securities. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (DTCC). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. The rules applicable to DTC and its participants are on file with the SEC.

Clearstream Banking

Clearstream Banking S.A. is registered as a bank in Luxembourg and is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector and the Banque Centrale du Luxembourg, the Luxembourg Central Bank, which supervise Luxembourg banks. Clearstream Banking is a wholly-owned subsidiary of Deutsche Börse AG. Clearstream Banking holds securities for its customers and facilitates the clearing and settlement of securities transactions by electronic book-entry transfers between their accounts. Clearstream Banking provides various services, including safekeeping, administration, clearing and settlement of internationally traded securities and securities lending and borrowing. Clearstream Banking has established an electronic bridge with Euroclear Bank S.A./N.V. as the operator of the Euroclear system in Brussels to facilitate settlement of trades between Clearstream Banking and Euroclear. Over 300,000 domestic and internationally traded bonds, equities, and investment funds are currently deposited with Clearstream Banking.

Clearstream Banking's customers are worldwide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Clearstream Banking's U.S. customers are limited to securities brokers and dealers and banks. Currently, Clearstream Banking has approximately 2,500 customers located in over 110 countries, including all major European countries, Canada, and the United States. Indirect access to Clearstream Banking is available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream Banking.

Euroclear

Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment. This system eliminates the need for physical movement of securities and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. The Euroclear system is operated by Euroclear Bank S.A./N.V as the Euroclear operator. The Euroclear operator conducts all operations. All Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator. Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear system, and applicable Belgian law. These Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments for securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. The Euroclear operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

This information about DTC, Clearstream Banking and Euroclear has been compiled from public sources for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Distributions on Book-Entry Notes

The issuing entity will make distributions of principal of and interest on book-entry notes to DTC. These payments will be made in immediately available funds by the issuing entity's paying agent, The Bank of New York Mellon, at the office of the paying agent in New York City that the issuing entity designates for that purpose.

In the case of principal payments, the global notes must be presented to the paying agent in time for the paying agent to make those payments in immediately available funds in accordance with its normal payment procedures.

Upon receipt of any payment of principal of or interest on a global note, DTC will immediately credit the accounts of its participants on its book-entry registration and transfer system. DTC will credit those accounts with payments in amounts proportionate to the participants' respective beneficial interests in the stated principal amount of the global note as shown on the records of DTC. Payments by participants to beneficial owners of book-entry notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those participants.

Distributions on book-entry notes held beneficially through Clearstream Banking will be credited to cash accounts of Clearstream Banking participants in accordance with its rules and procedures, to the extent received by its U.S. depository.

Distributions on book-entry notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by its U.S. depository.

In the event Definitive Notes are issued, distributions of principal and interest on Definitive Notes will be made directly to the holders of the Definitive Notes in whose names the Definitive Notes were registered at the close of business on the related record date.

Global Clearing and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC's rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Clearstream Banking participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Banking and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Banking or Euroclear participants, on the other, will be effected in DTC in accordance with DTC's rules on behalf of the relevant European international clearing system by the U.S. depositories. However, cross-market transactions of this type will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, European time.

The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depository to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Banking participants and Euroclear participants may not deliver instructions directly to DTC.

Because of time-zone differences, credits to notes received in Clearstream Banking or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the business day following a DTC settlement date. The credits to or any transactions in the notes settled during processing will be reported to the relevant Euroclear or Clearstream Banking participants on that business day. Cash received in Clearstream Banking or Euroclear as a result of sales of notes by or through a Clearstream Banking participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Clearstream Banking or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream Banking and Euroclear have agreed to these procedures in order to facilitate transfers of notes among participants of DTC, Clearstream Banking and Euroclear, they are under no obligation to perform or continue to perform these procedures and these procedures may be discontinued at any time.

Definitive Notes

Beneficial owners of book-entry notes may exchange those notes for Definitive Notes registered in their name only if:

- DTC is unwilling or unable to continue as depository for the global notes or ceases to be a registered "clearing agency" and the issuing entity is unable to find a qualified replacement for DTC;

- the issuing entity, in its sole discretion, elects to terminate the book-entry system through DTC; or

- any event of default has occurred relating to those book-entry notes and beneficial owners evidencing not less than 50% of the unpaid outstanding dollar principal amount of the notes of that class advise the indenture trustee and DTC that the continuation of a book-entry system is no longer in the best interests of those beneficial owners.

If any of these three events occurs, DTC is required to notify the beneficial owners through the chain of intermediaries that the Definitive Notes are available. The appropriate global note will then be exchangeable in whole for Definitive Notes in registered form of like tenor and of an equal aggregate stated principal amount, in specified denominations. Definitive Notes will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the notes. DTC may base its written instruction upon directions it receives from its participants. Thereafter, the holders of the Definitive Notes will be recognized as the "holders" of the notes under the indenture.

Replacement of Notes

The issuing entity will replace at the expense of the holder any mutilated note upon surrender of that note to the indenture trustee. The issuing entity will replace at the expense of the holder any notes that are destroyed, lost or stolen upon delivery to the indenture trustee of evidence of the destruction, loss

or theft of those notes satisfactory to the issuing entity and the indenture trustee. In the case of a destroyed, lost or stolen note, the issuing entity and the indenture trustee may require the holder of the note to provide an indemnity satisfactory to the indenture trustee and the issuing entity before a replacement note will be issued, and the issuing entity may require the payment of a sum sufficient to cover any tax or other governmental charge, and any other expenses (including the fees and expenses of the indenture trustee) in connection with the issuance of a replacement note.

Sources of Funds to Pay the Notes

The Collateral Certificate

The primary source of funds for the payment of principal of and interest on the notes, including the Class [•](201[•]-[•]) notes, will be the collateral certificate issued by master trust II to the issuing entity. The following discussion summarizes the material terms of the collateral certificate. For a description of master trust II and its assets, see "*Master Trust II*." Currently, the collateral certificate and the Class D certificate are the only master trust II investor certificates issued and outstanding. Aside from Funding, as the holder of the Transferor Interest and the Class D certificate, the issuing entity is the only holder of an interest in master trust II. Holders of investor certificates in master trust II, whether currently outstanding or issued on a later date, will be allocated funds as described under "*Master Trust II—Application of Collections.*"

The collateral certificate represents an undivided interest in master trust II. The assets of master trust II consist primarily of credit card receivables arising in selected MasterCard, Visa and American Express revolving credit card accounts owned by BANA. The amount of credit card receivables in master trust II will fluctuate from day to day as new receivables are generated or added to or removed from master trust II and as other receivables are collected, charged off as uncollectible, or otherwise adjusted.

The collateral certificate has no specified interest rate. The issuing entity, as holder of the collateral certificate, is entitled to receive its allocable share of uncovered Investor Default Amounts and of collections of finance charge receivables and principal receivables payable by master trust II.

Finance charge receivables are all periodic finance charges, cash advance fees and late charges on amounts charged for merchandise and services and some other fees designated by BANA, annual membership fees, recoveries on receivables in Defaulted Accounts, and discount option receivables. Principal receivables are all amounts charged by cardholders for merchandise and services, amounts advanced to cardholders as cash advances and all other fees billed to cardholders that are not considered finance charge receivables. Interchange, which represents fees received by BANA from MasterCard, Visa and American Express as partial compensation for taking credit risk, absorbing fraud losses and funding receivables for a limited period before initial billing, is treated as collections of finance charge receivables. Interchange varies from approximately 1% to 2% of the transaction amount, but these amounts may be changed by MasterCard, Visa or American Express.

Each month, master trust II will allocate collections of finance charge receivables and principal receivables and defaults to the investor certificates outstanding under master trust II, including Series 2001-D.

Allocations of defaults and collections of finance charge receivables are made *pro rata* among each series of investor certificates issued by master trust II, including Series 2001-D, based on its respective Investor Interest, and Funding, as transferor, based on the Transferor Interest. In general, the Investor Interest of each series of investor certificates (including Series 2001-D) issued by master trust II

will equal the stated dollar amount of the investor certificates (including Series 2001-D) issued to investors in that series, less unreimbursed charge-offs for uncovered defaults on principal receivables in master trust II allocated to those investors, reallocations of collections of principal receivables to cover certain shortfalls in collections of finance charge receivables and principal payments deposited to a master trust II principal funding account or made to those investors.

Series 2001-D has a fluctuating Investor Interest, representing the investment of that series in principal receivables. The Investor Interest of Series 2001-D equals the total nominal liquidation amount of the outstanding notes secured by the collateral certificate *plus* the Class D Investor Interest. For a discussion of Investor Interest, see the definition of "Investor Interest" in the glossary. See "*Prospectus Summary—BAseries Required Subordinated Amounts and Required Class D Investor Interest*," "*The Notes—Required Subordinated Amount—The Class D Certificate*," and the definition of "Class D Investor Interest" in the glossary for a description of how the amount of the Class D Investor Interest is determined. The Transferor Interest, which is owned by Funding, represents the interest in the principal receivables in master trust II not represented by any master trust II series of investor certificates. For example, if the total principal receivables in master trust II at the end of the month is 500, the Investor Interest of Series 2001-D is 100, the Investor Interests of the other investor certificates are 200 and the Transferor Interest is 200, Series 2001-D is entitled, in general, to 1/5—or 100/500—of the defaults and collections of finance charge receivables for the applicable month.

Collections of principal receivables are allocated similarly to the allocation of collections of finance charge receivables when no principal amounts are needed for deposit into a principal funding account or needed to pay principal to investors. However, collections of principal receivables are allocated differently when principal amounts need to be deposited into master trust II principal funding accounts or paid to master trust II investors. When the principal amount of a series of certificates other than Series 2001-D begins to accumulate or amortize, collections of principal receivables continue to be allocated to that series as if the Investor Interest of that series had not been reduced by principal collections deposited to a master trust II principal funding account or paid to master trust II investors. During this time, allocations of collections of principal receivables to the investors in a series of certificates issued by master trust II, other than Series 2001-D, is based on the Investor Interest of the series "fixed" at the time immediately before the first deposit of principal collections into a principal funding account or the time immediately before the first payment of principal collections to investors.

As a part of Series 2001-D, the collateral certificate is allocated collections of principal receivables at all times based on the Series 2001-D Investor Interest calculation which is an aggregate of the nominal liquidation amounts for each individual class or tranche of notes *plus* the Class D Investor Interest. For classes and tranches of notes which do not require principal amounts to be deposited into a principal funding account or paid to noteholders, the nominal liquidation amount calculation will be "floating," i.e., calculated as of the end of the prior month. For classes or tranches of notes which require principal amounts to be deposited into a principal funding account or paid to noteholders, the nominal liquidation amount will be "fixed" immediately before the issuing entity begins to allocate Available Principal Amounts to the principal funding subaccount for that class or tranche, i.e., calculated as of the end of the month prior to any reductions for deposits or payments of principal. Principal amounts allocated in respect of the Class D certificate will be based on the Class D Investor Interest as of the end of the prior month, *plus* any increases in the required Class D Investor Interest due to additional issuances of notes, and will be used to pay principal or interest amounts in respect of the notes, as described further below under "*Master Trust II—The Class D Certificate.*"

For a detailed description of the percentage used in allocating finance charge collections and defaults to Series 2001-D, see the definition of "Floating Investor Percentage" in the glossary. For a

detailed description of the percentage used in allocating principal collections to Series 2001-D, see the definition of "Principal Investor Percentage" in the glossary.

If collections of principal receivables allocated to Series 2001-D are needed for reallocation to cover certain shortfalls in Available Funds, to pay the notes, or to make a deposit into the issuing entity accounts within a month, they will be deposited into the issuing entity's collection account. Each of these reallocations, payments and deposits will reduce the Investor Interest of Series 2001-D. Otherwise, collections of principal receivables allocated to Series 2001-D will be reallocated to other series of master trust II investor certificates which have principal collection shortfalls—which does not reduce the Investor Interest of Series 2001-D—or paid to the holder of the Transferor Interest. The holder of the Transferor Interest may then use those amounts to purchase newly created receivables that are then added to master trust II to maintain the Investor Interest of Series 2001-D. If Series 2001-D has a shortfall in collections of principal receivables and other series of investor certificates issued by master trust II have excess collections of principal receivables, a portion of the excess collections of principal receivables allocated to other series of investor certificates issued by master trust II will be reallocated to Series 2001-D and any other master trust II investor certificate which may have a shortfall in collections of principal receivables. Series 2001-D's share of the excess collections of principal receivables from the other series will be paid to the issuing entity and treated as Available Principal Amounts.

Series 2001-D will also be allocated a portion of the net investment earnings, if any, on amounts in the master trust II finance charge account and the master trust II principal account, as more specifically described below in "—*Deposit and Application of Funds*." Such net investment earnings will be treated as Available Funds.

Upon a sale of credit card receivables, or interests therein, following an insolvency of Funding, following an event of default and acceleration, or on the applicable legal maturity date for a series, class or tranche of notes, the portion of the nominal liquidation amount, and thereby the portion of the Investor Interest, related to that series, class or tranche will be reduced to zero and that series, class or tranche will no longer receive any allocations of collections of finance charge receivables or principal receivables from master trust II and any allocations of Available Funds or Available Principal Amounts from the issuing entity.

Following a Pay Out Event with respect to Series 2001-D, which is an early redemption event for the notes, all collections of principal receivables for any month allocated to the Investor Interest of Series 2001-D will be used to cover principal payments on the notes.

For a detailed description of the application of collections and allocation of defaults by master trust II, see "*Master Trust II—Application of Collections*" and "—*Defaulted Receivables; Rebates and Fraudulent Charges*" in this prospectus.

Deposit and Application of Funds

Collections of finance charge receivables allocated and paid to the issuing entity, as holder of the collateral certificate, as described in "—*The Collateral Certificate*" above and "*Master Trust II— Application of Collections*" in this prospectus, will be treated as Available Funds. Those Available Funds will be allocated *pro rata* to each series of notes in an amount equal to the sum of:

- the sum of the Daily Available Funds Amounts for each day during such month for that series of notes,

- that series's *pro rata* portion of the net investment earnings, if any, in the master trust II finance charge account that are allocated to Series 2001-D with respect to the related Transfer Date, based on the ratio of the aggregate amount on deposit in the master trust II finance charge account for that series of notes to the aggregate amount on deposit in the master trust II finance charge account for all series of notes, and

- that series's *pro rata* portion of the net investment earnings, if any, in the master trust II principal account that are allocated to Series 2001-D with respect to the related Transfer Date, based on the ratio of the aggregate amount on deposit in the master trust II principal account for that series of notes to the aggregate amount on deposit in the master trust II principal account for all series of notes.

Collections of principal receivables allocated and paid to the issuing entity, as holder of the collateral certificate, as described in "—*The Collateral Certificate*" above and "*Master Trust II— Application of Collections*" in this prospectus, will be treated as Available Principal Amounts. Such Available Principal Amounts, after any reallocations of Available Principal Amounts, will be allocated to each series of notes with a monthly principal payment for such month in an amount equal to:

- such series's monthly principal payment; or

- in the event that Available Principal Amounts for any month are less than the aggregate monthly principal payments for all series of notes, Available Principal Amounts will be allocated to each series of notes with a monthly principal payment for such month to the extent needed by each such series to cover its monthly principal payment in an amount equal to the lesser of (a) the sum of the Daily Principal Amounts for each day during such month for such series of notes and (b) the monthly principal payment for such series of notes for such month.

If Available Principal Amounts for any month are less than the aggregate monthly principal payments for all series of notes, and any series of notes has excess Available Principal Amounts remaining after its application of its allocation described above, then any such excess will be applied to each series of notes to the extent such series still needs to cover a monthly principal payment *pro rata* based on the ratio of the Weighted Average Principal Allocation Amount for the related series of notes for such month to the Weighted Average Principal Allocation Amount for all series of notes with an unpaid monthly principal payment for such month.

Deposit and Application of Funds for the BAseries

The indenture specifies how Available Funds (primarily consisting of collections of finance charge receivables allocated and paid to the collateral certificateholder) and Available Principal Amounts (primarily consisting of collections of principal receivables allocated and paid to the collateral certificateholder) will be allocated among the multiple series of notes secured by the collateral certificate. The BAseries indenture supplement specifies how BAseries Available Funds (which are the BAseries's share of Available Funds *plus* other amounts treated as BAseries Available Funds) and BAseries Available Principal Amounts (which are the BAseries's share of Available Principal Amounts *plus* other amounts treated as BAseries Available Principal Amounts) will be deposited into the issuing entity accounts established for the BAseries to provide for the payment of interest on and principal of BAseries notes as payments become due. In addition, the BAseries indenture supplement specifies how Investor Default Amounts and the master trust II servicing fee will be allocated to the collateral certificate and the BAseries. The following sections summarize those provisions.

BAseries Available Funds

BAseries Available Funds will consist of the following amounts:

- The BAseries's share of collections of finance charge receivables allocated and paid to the collateral certificateholder and investment earnings on funds held in the collection account. See "—*Deposit and Application of Funds*" above.

- *Withdrawals from the accumulation reserve subaccount.* If the number of months targeted to accumulate budgeted deposits of BAseries Available Principal Amounts for the payment of principal on a tranche of notes is greater than one month, then the issuing entity will begin to fund an accumulation reserve subaccount for such tranche. See "—*Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account*" below. The amount targeted to be deposited in the accumulation reserve account for each month, beginning with the third month prior to the first Transfer Date on which BAseries Available Principal Amounts are to be accumulated for such tranche, will be an amount equal to 0.5% of the outstanding dollar principal amount of such tranche of notes.

- On each Transfer Date, the issuing entity will calculate the targeted amount of principal funding subaccount earnings for each tranche of notes, which will be equal to the amount that the funds (other than prefunded amounts) on deposit in each principal funding subaccount would earn at the interest rate payable by the issuing entity—taking into account payments due under applicable derivative agreements—on the related tranche of notes. As a general rule, if the amount actually earned on such funds on deposit is less than the targeted amount of earnings, then the amount of such shortfall will be withdrawn from the applicable accumulation reserve subaccount and treated as BAseries Available Funds for such month.

- *Additional finance charge collections allocable to the BAseries.* The issuing entity will notify the servicer from time to time of the aggregate prefunded amount on deposit in the principal funding account. Whenever there are any prefunded amounts on deposit in any principal funding subaccount, master trust II will designate an amount of the Transferor Interest equal to such prefunded amounts. On each Transfer Date, the issuing entity will calculate the targeted amount of principal funding subaccount prefunded amount earnings for each tranche of notes, which will be equal to the amount that the prefunded amounts on deposit in each principal funding subaccount would earn at the interest rate payable by the issuing entity—taking into account payments due under applicable derivative agreements—

97

on the related tranche of notes. As a general rule, if the amount actually earned on such funds on deposit is less than the targeted amount of earnings, collections of finance charge receivables allocable to such designated portion of the Transferor Interest up to the amount of the shortfall will be treated as BAseries Available Funds. See "*Master Trust II—Application of Collections*" in this prospectus.

- Investment earnings on amounts on deposit in the principal funding account, interest funding account, and accumulation reserve account for the BAseries.

- Any shared excess available funds allocable to the BAseries. See "—*Shared Excess Available Funds*" below.

- *Amounts received from derivative counterparties.* Payments received under derivative agreements for interest on notes of the BAseries payable in U.S. dollars will be treated as BAseries Available Funds.

Application of BAseries Available Funds

On each Transfer Date, the indenture trustee will apply BAseries Available Funds as follows:

- first, to make the targeted deposits to the interest funding account to fund the payment of interest on the notes and related payments due to derivative counterparties;

- second, to pay the BAseries's share of the master trust II servicing fee, *plus* any previously due and unpaid master trust II servicing fee allocable to the BAseries, to the servicer;

- third, to be treated as BAseries Available Principal Amounts in an amount equal to the amount of Investor Default Amounts allocated to the BAseries for the preceding month;

- fourth, to be treated as BAseries Available Principal Amounts in an amount equal to the Nominal Liquidation Amount Deficits, if any, of BAseries notes;

- fifth, to make the targeted deposit to the accumulation reserve account, if any;

- sixth, to make the targeted deposit to the Class C reserve account, if any;

- seventh, to make any other payment or deposit required by any class or tranche of BAseries notes;

- eighth, to be treated as Available Principal Amounts used to reimburse any reductions in the Class D Investor Interest due to Class D Investor Charge-Offs or reallocations of collections of principal receivables allocable to the Class D certificate to pay interest on the notes or a portion of the master trust II servicing fee allocated to Series 2001-D;

- ninth, to be treated as shared excess available funds; and

- tenth, to the issuing entity.

See the chart titled "*Application of BAseries Available Funds*" after the "*Prospectus Summary*" for a depiction of the application of BAseries Available Funds.

Targeted Deposits of BAseries Available Funds to the Interest Funding Account

The aggregate deposit targeted to be made each month to the interest funding account will be equal to the sum of the interest funding account deposits targeted to be made for each tranche of notes set forth below. The deposit targeted for any month will also include any shortfall in the targeted deposit from any prior month which has not been previously deposited.

- *Interest Payments.* The deposit targeted for any tranche of outstanding interest-bearing notes on each Transfer Date will be equal to the amount of interest accrued on the outstanding dollar principal amount of that tranche during the period from and including the first Monthly Interest Accrual Date in the prior month to but excluding the first Monthly Interest Accrual Date for the current month.

- *Amounts Owed to Derivative Counterparties.* If a tranche of notes has a Performing or non-Performing derivative agreement for interest that provides for payments to the applicable derivative counterparty, in addition to any applicable stated interest as determined under the item above, the deposit targeted for that tranche of notes on each Transfer Date for any payment to the derivative counterparty will be specified in the BAseries indenture supplement.

- *Specified Deposits.* If any tranche of notes provides for deposits in addition to or different from the deposits described above to be made to the interest funding subaccount for that tranche, the deposits targeted for that tranche each month are the specified amounts.

- *Additional Interest.* The deposit targeted for any tranche of notes that has previously due and unpaid interest for any month will include the interest accrued on that overdue interest during the period from and including the first Monthly Interest Accrual Date in the prior month to but excluding the first Monthly Interest Accrual Date for the current month.

Each deposit to the interest funding account for each month will be made on the Transfer Date in such month. A tranche of notes may be entitled to more than one of the preceding deposits.

A class or tranche of notes for which credit card receivables have been sold by master trust II as described below in "—*Sale of Credit Card Receivables*" will not be entitled to receive any of the preceding deposits to be made from BAseries Available Funds after the sale has occurred.

Allocation to Interest Funding Subaccounts

The aggregate amount to be deposited in the interest funding account will be allocated, and a portion deposited in the interest funding subaccount established for each tranche of notes, as follows:

- *BAseries Available Funds are at least equal to targeted amounts*. If BAseries Available Funds are at least equal to the sum of the deposits targeted by each tranche of notes as described above, then that targeted amount will be deposited in the interest funding subaccount established for each tranche.

- *BAseries Available Funds are less than targeted amounts.* If BAseries Available Funds are less than the sum of the deposits targeted by each tranche of notes as described above, then BAseries Available Funds will be allocated to each tranche of notes as follows:

—<u>first</u>, to cover the deposits for the Class A notes (including any applicable derivative counterparty payments),

—<u>second</u>, to cover the deposits for the Class B notes (including any applicable derivative counterparty payments), and

—<u>third</u>, to cover the deposits for the Class C notes (including any applicable derivative counterparty payments).

In each case, BAseries Available Funds allocated to a class will be allocated to each tranche of notes within such class *pro rata* based on the ratio of:

—the aggregate amount of the deposits targeted for that tranche of notes, to

—the aggregate amount of the deposits targeted for all tranches of notes in such class.

<u>Payments Received from Derivative Counterparties for Interest on Foreign Currency Notes</u>

Payments received under derivative agreements for interest on foreign currency notes in the BAseries will be applied as specified in the BAseries indenture supplement.

<u>Deposits of Withdrawals from the Class C Reserve Account to the Interest Funding Account</u>

Withdrawals made from any Class C reserve subaccount will be deposited into the applicable interest funding subaccount to the extent described below under "—*Withdrawals from the Class C Reserve Account.*"

<u>Allocations of Reductions from Charge-Offs</u>

On each Transfer Date when there is a charge-off for uncovered Investor Default Amounts allocable to the BAseries for the prior month, that reduction will be allocated (and reallocated) on that date to each tranche of notes as set forth below:

Initially, the amount of such charge-off will be allocated to each tranche of outstanding notes *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche for the prior month to the Weighted Average Available Funds Allocation Amount for the BAseries for the prior month.

Immediately afterwards, the amount of charge-offs allocated to the Class A notes and Class B notes will be reallocated to the Class C notes as set forth below, and the amount of charge-offs allocated to the Class A notes and not reallocated to the Class C notes because of the Class C usage limitations set forth below will be reallocated to the Class B notes as set forth below. In addition, charge-offs initially allocated to Class A notes which are reallocated to Class B notes because of Class C usage limitations can be reallocated to Class C notes if permitted as described below. Any amount of charge-offs which cannot be reallocated to a subordinated class as a result of the usage limitations set forth below will reduce the nominal liquidation amount of the tranche of notes to which it was initially allocated.

"Usage" refers to the amount of the required subordinated amount of a class of BAseries notes actually utilized by a senior tranche of BAseries notes due to losses relating to charged-off receivables and the application of subordinated BAseries notes' principal allocations to pay interest on senior classes and servicing fees. Losses that increase usage may include (i) losses relating to charged-off receivables

that are allocated directly to a class of subordinated BAseries notes, (ii) losses relating to usage of available subordinated amounts by another class of BAseries notes that shares credit enhancement from those subordinated BAseries notes, which are allocated proportionately to the senior BAseries notes supported by those subordinated BAseries notes, and (iii) losses reallocated to the subordinated BAseries notes from the applicable tranche of senior BAseries notes. Usage may be reduced in later months if amounts are available to reimburse losses or to reinstate other amounts reallocated from the subordinated BAseries notes. The required subordinated amount of a class of subordinated BAseries notes less its usage equals the remaining available subordinated amount of that class of subordinated BAseries notes, which we refer to as the unused subordinated amount for that tranche of notes.

Limits on Reallocations of Charge-Offs to a Tranche of Class C Notes from Tranches of Class A and Class B

No reallocations of charge-offs from a tranche of Class A notes to Class C notes may cause that tranche's Class A Usage of Class C Required Subordinated Amount to exceed that tranche's Class A required subordinated amount of Class C notes.

No reallocations of charge-offs from a tranche of Class B notes to Class C notes may cause that tranche's Class B Usage of Class C Required Subordinated Amount to exceed that tranche's Class B required subordinated amount of Class C notes.

The amount of charge-offs permitted to be reallocated to tranches of Class C notes will be applied to each tranche of Class C notes *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount of such tranche of Class C notes for the prior month to the Weighted Average Available Funds Allocation Amount of all Class C notes in the BAseries for the prior month.

No such reallocation of charge-offs will reduce the nominal liquidation amount of any tranche of Class C notes below zero.

Limits on Reallocations of Charge-Offs to a Tranche of Class B Notes from Tranches of Class A Notes

No reallocations of charge-offs from a tranche of Class A notes to Class B notes may cause that tranche's Class A Usage of Class B Required Subordinated Amount to exceed that tranche's Class A required subordinated amount of Class B notes.

The amount of charge-offs permitted to be reallocated to tranches of Class B notes will be applied to each tranche of Class B notes *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for that tranche of Class B notes for the prior month to the Weighted Average Available Funds Allocation Amount for all Class B notes in the BAseries for the prior month.

No such reallocation of charge-offs will reduce the nominal liquidation amount of any tranche of Class B notes below zero.

For each tranche of notes, the nominal liquidation amount of that tranche will be reduced by an amount equal to the charge-offs which are allocated or reallocated to that tranche of notes less the amount of charge-offs that are reallocated from that tranche of notes to a subordinated class of notes.

Allocations of Reimbursements of Nominal Liquidation Amount Deficits

If there are BAseries Available Funds available to reimburse any Nominal Liquidation Amount Deficits on any Transfer Date, such funds will be allocated to each tranche of notes as follows:

- _first_, to each tranche of Class A notes,

- _second_, to each tranche of Class B notes, and

- _third_, to each tranche of Class C notes.

In each case, BAseries Available Funds allocated to a class will be allocated to each tranche of notes within such class _pro rata_ based on the ratio of:

—the Nominal Liquidation Amount Deficit of such tranche of notes, to

—the aggregate Nominal Liquidation Amount Deficits of all tranches of such class.

In no event will the nominal liquidation amount of a tranche of notes be increased above the Adjusted Outstanding Dollar Principal Amount of such tranche.

Application of BAseries Available Principal Amounts

On each Transfer Date, the indenture trustee will apply BAseries Available Principal Amounts as follows:

- _first_, for each month, if BAseries Available Funds are insufficient to make the full targeted deposit into the interest funding subaccount for any tranche of Class A notes, then BAseries Available Principal Amounts (in an amount not to exceed the sum of the investor percentage of collections of principal receivables allocated to the Class B notes and the Class C notes for each day during such month) will be allocated to the interest funding subaccount of each such tranche of Class A notes _pro rata_ based on, in the case of each such tranche of Class A notes, the lesser of:

  —the amount of the deficiency of the targeted amount to be deposited into the interest funding subaccount of such tranche of Class A notes, and

  —an amount equal to the sum of the Class A Unused Subordinated Amount of Class C notes _plus_ the Class A Unused Subordinated Amount of Class B notes for such tranche of Class A notes (determined after giving effect to the allocation of charge-offs for uncovered Investor Default Amounts);

- _second_, for each month, if BAseries Available Funds are insufficient to make the full targeted deposit into the interest funding subaccount for any tranche of Class B notes, then BAseries Available Principal Amounts (in an amount not to exceed the sum of the investor percentage of collections of principal receivables allocated to the Class B notes and the Class C notes for each day during such month _minus_ the aggregate amount of BAseries Available Principal Amounts reallocated as described in the first clause above) will be allocated to the interest funding subaccount of each such tranche of Class B notes _pro rata_ based on, in the case of each such tranche of Class B notes, the lesser of:

  —the amount of the deficiency of the targeted amount to be deposited into the interest funding subaccount of such tranche of Class B notes, and

  —an amount equal to the Class B Unused Subordinated Amount of Class C notes for such tranche of Class B notes (determined after giving effect to the allocation of charge-offs for

uncovered Investor Default Amounts and the reallocation of BAseries Available Principal Amounts as described in the first clause above);

- third, for each month, if BAseries Available Funds are insufficient to pay the portion of the master trust II servicing fee allocable to the BAseries, then BAseries Available Principal Amounts (in an amount not to exceed the sum of the investor percentage of collections of principal receivables allocated to the Class B notes and the Class C notes for each day during such month *minus* the aggregate amount of BAseries Available Principal Amounts reallocated as described in the first and second clauses above) will be paid to the servicer in an amount equal to, and allocated to each such tranche of Class A notes *pro rata* based on, in the case of each tranche of Class A notes, the lesser of:

  —the amount of the deficiency *times* the ratio of the Weighted Average Available Funds Allocation Amount for such tranche for such month to the Weighted Average Available Funds Allocation Amount for the BAseries for such month, and

  —an amount equal to the Class A Unused Subordinated Amount of Class C notes *plus* the Class A Unused Subordinated Amount of Class B notes for such tranche of Class A notes (determined after giving effect to the allocation of charge-offs for uncovered Investor Default Amounts and the reallocation of BAseries Available Principal Amounts as described in the first and second clauses above);

- fourth, for each month, if BAseries Available Funds are insufficient to pay the portion of the master trust II servicing fee allocable to the BAseries, then BAseries Available Principal Amounts (in an amount not to exceed the sum of the investor percentage of collections of principal receivables allocated to the Class B notes and the Class C notes for each day during such month *minus* the aggregate amount of BAseries Available Principal Amounts reallocated as described in the first, second and third clauses above) will be paid to the servicer in an amount equal to, and allocated to each tranche of Class B notes *pro rata* based on, in the case of each such tranche of Class B notes, the lesser of:

  —the amount of the deficiency *times* the ratio of the Weighted Average Available Funds Allocation Amount for such tranche for such month to the Weighted Average Available Funds Allocation Amount for the BAseries for such month, and

  —an amount equal to the Class B Unused Subordinated Amount of Class C notes for such tranche of Class B notes (determined after giving effect to the allocation of charge-offs for uncovered Investor Default Amounts and the reallocation of BAseries Available Principal Amounts as described in the preceding clauses);

- fifth, to make the targeted deposits to the principal funding account as described below under "—*Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account*;" and

- sixth, to the issuing entity for reinvestment in the Investor Interest of Series 2001-D.

See the chart titled "*Application of BAseries Available Principal Amounts*" after the "*Prospectus Summary*" for a depiction of the application of BAseries Available Principal Amounts.

A tranche of notes for which credit card receivables have been sold by master trust II as described in "—*Sale of Credit Card Receivables*" below will not be entitled to receive any further allocations of BAseries Available Funds or BAseries Available Principal Amounts.

The Investor Interest of Series 2001-D is determined in part by the sum of the nominal liquidation amounts of each tranche of notes issued by the issuing entity and outstanding and, therefore, will be reduced by the amount of BAseries Available Principal Amounts used to make deposits into the interest funding account, payments to the servicer and deposits into the principal funding account. If the Investor Interest of Series 2001-D is reduced because BAseries Available Principal Amounts have been used to make deposits into the interest funding account or payments to the servicer or because of charge-offs due to uncovered Investor Default Amounts, the amount of Available Funds and Available Principal Amounts allocated to the collateral certificate and the amount of BAseries Available Funds and BAseries Available Principal Amounts will be reduced unless the reduction in the Investor Interest is reimbursed from amounts described above in the fourth item in "—*Application of BAseries Available Funds*."

Reductions to the Nominal Liquidation Amount of Subordinated Classes from Reallocations of BAseries Available Principal Amounts

Each reallocation of BAseries Available Principal Amounts deposited to the interest funding subaccount of a tranche of Class A notes as described in the first clause of "—*Application of BAseries Available Principal Amounts*" will reduce the nominal liquidation amount of the Class C notes. However, the amount of such reduction for each such tranche of Class A notes will not exceed the Class A Unused Subordinated Amount of Class C notes for such tranche of Class A notes.

Each reallocation of BAseries Available Principal Amounts deposited to the interest funding subaccount of a tranche of Class A notes as described in the first clause of "—*Application of BAseries Available Principal Amounts*" which does not reduce the nominal liquidation amount of Class C notes pursuant to the preceding paragraph will reduce the nominal liquidation amount of the Class B notes. However, the amount of such reduction for each such tranche of Class A notes will not exceed the Class A Unused Subordinated Amount of Class B notes for such tranche of Class A notes, and such reductions in the nominal liquidation amount of the Class B notes may be reallocated to the Class C notes if permitted as described below.

Each reallocation of BAseries Available Principal Amounts deposited to the interest funding subaccount of a tranche of Class B notes as described in the second clause of "—*Application of BAseries Available Principal Amounts*" will reduce the nominal liquidation amount (determined after giving effect to the preceding paragraphs) of the Class C notes.

Each reallocation of BAseries Available Principal Amounts paid to the servicer as described in the third clause of "—*Application of BAseries Available Principal Amounts*" will reduce the nominal liquidation amount (determined after giving effect to the preceding paragraphs) of the Class C notes. However, the amount of such reduction for each such tranche of Class A notes will not exceed the Class A Unused Subordinated Amount of Class C notes for such tranche of Class A notes (after giving effect to the preceding paragraphs).

Each reallocation of BAseries Available Principal Amounts paid to the servicer as described in the third clause of "—*Application of BAseries Available Principal Amounts*" which does not reduce the nominal liquidation amount of Class C notes as described above will reduce the nominal liquidation amount (determined after giving effect to the preceding paragraphs) of the Class B notes. However, the amount of such reduction for each such tranche of Class A notes will not exceed the Class A Unused

Subordinated Amount of Class B notes for such tranche of Class A notes (after giving effect to the preceding paragraphs), and such reductions in the nominal liquidation amount of the Class B notes may be reallocated to the Class C notes if permitted as described below.

Each reallocation of BAseries Available Principal Amounts paid to the servicer as described in the fourth clause of "—*Application of BAseries Available Principal Amounts*" will reduce the nominal liquidation amount (determined after giving effect to the preceding paragraphs) of the Class C notes.

Subject to the following paragraph, each reallocation of BAseries Available Principal Amounts which reduces the nominal liquidation amount of Class B notes as described above will reduce the nominal liquidation amount of each tranche of the Class B notes *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche of Class B notes for the related month to the Weighted Average Available Funds Allocation Amount for all Class B notes for the related month. However, any allocation of any such reduction that would otherwise have reduced the nominal liquidation amount of a tranche of Class B notes below zero will be reallocated to the remaining tranches of Class B notes in the manner set forth in this paragraph.

Each reallocation of BAseries Available Principal Amounts which reduces the nominal liquidation amount of Class B notes as described in the preceding paragraph may be reallocated to the Class C notes and such reallocation will reduce the nominal liquidation amount of the Class C notes. However, the amount of such reallocation from each tranche of Class B notes will not exceed the Class B Unused Subordinated Amount of Class C notes for such tranche of Class B notes.

Each reallocation of BAseries Available Principal Amounts which reduces the nominal liquidation amount of Class C notes as described above will reduce the nominal liquidation amount of each tranche of the Class C notes *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche of Class C notes for the related month to the Weighted Average Available Funds Allocation Amount for all Class C notes for the related month. However, any allocation of any such reduction that would otherwise have reduced the nominal liquidation amount of a tranche of Class C notes below zero will be reallocated to the remaining tranches of Class C notes in the manner set forth in this paragraph.

None of such reallocations will reduce the nominal liquidation amount of any tranche of Class B or Class C notes below zero.

For each tranche of notes, the nominal liquidation amount of that tranche will be reduced by the amount of reductions which are allocated or reallocated to that tranche less the amount of reductions which are reallocated from that tranche to notes of a subordinated class.

Limit on Allocations of BAseries Available Principal Amounts and BAseries Available Funds

Each tranche of notes will be allocated BAseries Available Principal Amounts and BAseries Available Funds solely to the extent of its nominal liquidation amount. Therefore, if the nominal liquidation amount of any tranche of notes has been reduced due to reallocations of BAseries Available Principal Amounts to cover payments of interest or the master trust II servicing fee or due to charge-offs for uncovered Investor Default Amounts, such tranche of notes will not be allocated BAseries Available Principal Amounts or BAseries Available Funds to the extent of such reductions. However, any funds in the applicable principal funding subaccount, any funds in the applicable interest funding subaccount, any amounts payable from any applicable derivative agreement, any funds in the applicable accumulation reserve subaccount, and in the case of Class C notes, any funds in the applicable Class C reserve subaccount, will still be available to pay principal of and interest on that tranche of notes.

If the nominal liquidation amount of a tranche of notes has been reduced due to reallocation of BAseries Available Principal Amounts to pay interest on senior classes of notes or the master trust II servicing fee, or due to charge-offs for uncovered Investor Default Amounts, it is possible for that tranche's nominal liquidation amount to be increased by allocations of BAseries Available Funds. However, there are no assurances that there will be any BAseries Available Funds for such allocations.

<u>Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account</u>

The amount targeted to be deposited into the principal funding account in any month will be the highest of the following amounts. However, no amount will be deposited into the principal funding subaccount for any subordinated note unless following such deposit the remaining available subordinated amount is equal to the aggregate unused subordinated amount for all outstanding senior notes.

- *Principal Payment Date*. For the month before any principal payment date of a tranche of notes, the deposit targeted for that tranche of notes for that month is equal to the nominal liquidation amount of that tranche of notes as of the close of business on the last day of such month, determined after giving effect to any charge-offs for uncovered Investor Default Amounts and any reallocations, payments or deposits of BAseries Available Principal Amounts occurring on the following Transfer Date.

- *Budgeted Deposits*. For each month beginning with the twelfth month before the expected principal payment date of that tranche of notes, the deposit targeted to be made into the principal funding subaccount for that tranche of notes will be one-twelfth of the expected outstanding dollar principal amount of that tranche of notes as of its expected principal payment date.

- The issuing entity may postpone the date of the targeted deposits described in the previous sentence. If the issuing entity determines that fewer months than expected would be required to accumulate BAseries Available Principal Amounts necessary to pay a tranche of notes on its expected principal payment date, using conservative historical information about payment rates of principal receivables under master trust II and after taking into account all of the other expected payments of principal of master trust II investor certificates and notes to be made in the next twelve months, then the start of the targeted deposits may be postponed each month by one month, with proportionately larger targeted deposits for each month of postponement. The issuing entity will make this determination initially no later than the fifteenth month before the expected principal payment date of that tranche of notes and each month thereafter until the month before the expected principal payment date of that tranche of notes.

- *Prefunding of the Principal Funding Account for Senior Classes.* If the issuing entity determines that any date on which principal is payable or to be deposited into a principal funding subaccount for any tranche of Class C notes will occur at a time when the payment or deposit of all or part of that tranche of Class C notes would be prohibited because it would cause a deficiency in the remaining available subordination for the Class A notes or Class B notes, the targeted deposit amount for the Class A notes and Class B notes will be an amount equal to the portion of the Adjusted Outstanding Dollar Principal Amount of the Class A notes and Class B notes that would have to cease to be outstanding in order to permit the payment of or deposit for that tranche of Class C notes.

- If the issuing entity determines that any date on which principal is payable or to be deposited into a principal funding subaccount for any tranche of Class B notes will occur at a time

when the payment or deposit of all or part of that tranche of Class B notes would be prohibited because it would cause a deficiency in the remaining available subordination for the Class A notes, the targeted deposit amount for the Class A notes will be an amount equal to the portion of the Adjusted Outstanding Dollar Principal Amount of the Class A notes that would have to cease to be outstanding in order to permit the payment of or deposit for that tranche of Class B notes.

- Prefunding of the principal funding subaccount for the senior tranches of the BAseries will continue until:

—enough senior notes are repaid so that the subordinated notes that are payable are no longer necessary to provide the required subordination for the outstanding senior notes;

—new subordinated notes are issued so that the subordinated notes that are payable are no longer necessary to provide the required subordination for the outstanding senior notes; or

—the principal funding subaccounts for the senior notes are prefunded so that the subordinated notes that are payable are no longer necessary to provide the required subordination for the outstanding senior notes.

For purposes of calculating the prefunding requirements, the required subordinated amount of a tranche of a senior class of notes of the BAseries will be calculated as described under "*The Notes—Required Subordinated Amount*" based on its Adjusted Outstanding Dollar Principal Amount on such date. However, if any early redemption event has occurred relating to the subordinated notes or if the usage of the subordinated notes relating to such senior notes is greater than zero, the required subordinated amount will be calculated based on the Adjusted Outstanding Dollar Principal Amount of such tranche as of the close of business on the day immediately preceding the occurrence of such early redemption event or the date on which the usage of the subordinated notes exceeds zero.

When the prefunded amounts are no longer necessary, they will be withdrawn from the principal funding account and applied in accordance with the description under "*—Withdrawals from Principal Funding Account—Withdrawals of Prefunded Amounts*." The nominal liquidation amount of the prefunded tranches will be increased by the amount removed from the principal funding account.

If any tranche of senior notes becomes payable as a result of an early redemption event, event of default or other optional or mandatory redemption, or upon reaching its expected principal payment date, any prefunded amounts on deposit in its principal funding subaccount will be paid to noteholders of that tranche and deposits to pay the notes will continue as necessary to pay that tranche.

- *Event of Default, Early Redemption Event or Other Optional or Mandatory Redemption.* If any tranche of notes has been accelerated after the occurrence of an event of default during that month, or an early redemption event or other optional or mandatory redemption has occurred relating to any tranche of notes, the deposit targeted for that tranche of notes for that month and each following month will equal the nominal liquidation amount of that tranche of notes as of the close of business on the last day of the preceding month, determined after giving effect to reallocations, payments or deposits occurring on the Transfer Date for that month.

- *Amounts Owed to Derivative Counterparties*. If a tranche of U.S. dollar notes or foreign currency notes that has a Performing or non-Performing derivative agreement for principal that provides for a payment to the applicable derivative counterparty, the deposit targeted for that tranche of notes on each Transfer Date for any payment to the derivative counterparty will be specified in the BAseries indenture supplement.

<u>Allocation to Principal Funding Subaccounts</u>

BAseries Available Principal Amounts, after any reallocation to cover BAseries Available Funds shortfalls, if any, will be allocated each month, and a portion deposited in the principal funding subaccount established for each tranche of notes, as follows:

- *BAseries Available Principal Amounts Equal Targeted Amounts*. If BAseries Available Principal Amounts remaining after giving effect to clauses one through four under "—*Application of BAseries Available Principal Amounts*" are equal to the sum of the deposits targeted by each tranche of notes, then the applicable targeted amount will be deposited in the principal funding subaccount established for each tranche.

- BAseries Available Principal Amounts Are Less Than Targeted Amounts. If BAseries Available Principal Amounts remaining after giving effect to clauses one through four under "—*Application of BAseries Available Principal Amounts*" are less than the sum of the deposits targeted by each tranche of notes, then BAseries Available Principal Amounts will be deposited in the principal funding subaccounts for each tranche in the following priority:

  —<u>first</u>, the amount available will be allocated to the Class A notes,

  —<u>second</u>, the amount available after the application above will be allocated to the Class B notes, and

  —<u>third</u>, the amount available after the applications above will be allocated to the Class C notes.

In each case, BAseries Available Principal Amounts allocated to a class will be allocated to each tranche of notes within such class *pro rata* based on the ratio of:

  —the amount targeted to be deposited into the principal funding subaccount for the applicable tranche of such class, to

  —the aggregate amount targeted to be deposited into the principal funding subaccount for all tranches of such class.

If the restrictions described in "—*Limit on Deposits to the Principal Funding Subaccount of Subordinated Notes; Limit on Repayments of all Tranches*" prevent the deposit of BAseries Available Principal Amounts into the principal funding subaccount of any subordinated note, the aggregate amount of BAseries Available Principal Amounts available to make the targeted deposit for such subordinated tranche will be allocated *first* to the Class A notes and *then* to the Class B notes, in each case *pro rata* based on the dollar amount of subordinated notes required to be outstanding for the related senior notes. See "—*Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account*."

<u>Limit on Deposits to the Principal Funding Subaccount of Subordinated Notes; Limit on Repayments of all Tranches</u>

Limit on Deposits to the Principal Funding Subaccount of Subordinated Notes. No BAseries Available Principal Amounts will be deposited in the principal funding subaccount of any tranche of Class B notes unless, following such deposit, the available subordinated amount of Class B notes is at least equal to the required subordinated amount of Class B notes for all outstanding Class A notes *minus* the Class A Usage of Class B Required Subordinated Amount for all Class A notes. For this purpose, the available subordinated amount of Class B notes is equal to the aggregate nominal liquidation amount of all other Class B notes of the BAseries which will be outstanding after giving effect to the deposit into the principal funding subaccount of such tranche of Class B notes and all other Class B notes which have a targeted deposit into the principal funding account for such month.

No BAseries Available Principal Amounts will be deposited in the principal funding subaccount of any tranche of Class C notes unless, following such deposit:

—the available subordinated amount of Class C notes is at least equal to the required subordinated amount of Class C notes for all outstanding Class A notes *minus* the Class A Usage of Class C Required Subordinated Amount for all Class A notes; and

—the available subordinated amount of Class C notes is at least equal to the required subordinated amount of Class C notes for all outstanding Class B notes *minus* the Class B Usage of Class C Required Subordinated Amount for all Class B notes.

For this purpose, the available subordinated amount of Class C notes is equal to the aggregate nominal liquidation amount of all other Class C notes of the BAseries which will be outstanding after giving effect to the deposit into the principal funding subaccount of such tranche of Class C notes and all other Class C notes which have a targeted deposit into the principal funding account for such month.

BAseries Available Principal Amounts will be deposited in the principal funding subaccount of a subordinated note if and only to the extent that such deposit is not contrary to either of the preceding two paragraphs and the prefunding target amount for each senior note is zero.

Limit on Repayments of all Tranches. No amounts on deposit in a principal funding subaccount for any tranche of Class A notes or Class B notes will be applied to pay principal of that tranche or to make a payment under a derivative agreement with respect to principal of that tranche in excess of the highest outstanding dollar principal amount of that tranche (or, in the case of foreign currency notes, such other amount that may be specified in the BAseries indenture supplement). In the case of any tranche of Class C notes, no amounts on deposit in a principal funding subaccount or, if applicable, a Class C reserve subaccount for any such tranche will be applied to pay principal of that tranche or to make a payment under a derivative agreement with respect to principal of that tranche in excess of the highest outstanding dollar principal amount of that tranche (or, in the case of foreign currency notes, such other amount that may be specified in the BAseries indenture supplement).

<u>Payments Received from Derivative Counterparties for Principal</u>

Unless otherwise specified in the related indenture supplement, dollar payments for principal received under derivative agreements of U.S. dollar notes in the BAseries will be treated as BAseries Available Principal Amounts. Payments received under derivative agreements for principal of foreign currency notes in the BAseries will be applied as specified in the BAseries indenture supplement.

Deposits of Withdrawals from the Class C Reserve Account to the Principal Funding Account

Withdrawals from any Class C reserve subaccount will be deposited into the applicable principal funding subaccount for the applicable tranche of Class C notes to the extent described under "—*Withdrawals from the Class C Reserve Account*."

Withdrawals from Interest Funding Subaccounts

After giving effect to all deposits of funds to the interest funding account in a month, the following withdrawals from the applicable interest funding subaccount may be made, to the extent funds are available, in the applicable interest funding subaccount. A tranche of notes may be entitled to more than one of the following withdrawals in a particular month:

- *Withdrawals for U.S. Dollar Notes.* On each applicable interest payment date for each tranche of U.S. dollar notes, an amount equal to interest due on the applicable tranche of notes on the applicable interest payment date (including any overdue interest payments and additional interest on overdue interest payments) will be withdrawn from that interest funding subaccount and paid to the applicable paying agent.

- *Withdrawals for Foreign Currency Notes with a Non-Performing Derivative Agreement.* On each applicable interest payment date for a tranche of foreign currency notes that has a non-Performing derivative agreement for interest, the amount specified in the BAseries indenture supplement will be withdrawn from that interest funding subaccount and, if so specified in the applicable indenture supplement, converted to the applicable foreign currency at the applicable spot exchange rate and remitted to the applicable paying agent.

- *Withdrawals for Payments to Derivative Counterparties.* On each date on which a payment is required under the applicable derivative agreement, for any tranche of notes that has a Performing or non-Performing derivative agreement for interest, an amount equal to the amount of the payment to be made under the applicable derivative agreement (including, if applicable, any overdue payment and any additional interest on overdue payments) will be withdrawn from that interest funding subaccount and paid in accordance with the BAseries indenture supplement.

If the aggregate amount available for withdrawal from an interest funding subaccount is less than all withdrawals required to be made from that subaccount in a month after giving effect to all deposits, then the amounts on deposit in that interest funding subaccount will be withdrawn and, if payable to more than one person, applied *pro rata* based on the amounts of the withdrawals required to be made. After payment in full of any tranche of notes, any amount remaining on deposit in the applicable interest funding subaccount will be *first* applied to cover any interest funding subaccount shortfalls for other tranches of notes in the manner described in "—*Allocation to Interest Funding Subaccounts*," *second* applied to cover any principal funding subaccount shortfalls in the manner described in "—*Allocation to Principal Funding Subaccounts*," and *third* paid to the issuing entity.

Withdrawals from Principal Funding Account

After giving effect to all deposits of funds to the principal funding account in a month, the following withdrawals from the applicable principal funding subaccount will be made to the extent funds are available in the applicable principal funding subaccount. A tranche of notes may be entitled to more than one of the following withdrawals in a particular month:

- *Withdrawals for U.S. Dollar Notes with no Derivative Agreement for Principal.* On each applicable principal payment date, for each tranche of U.S. dollar notes that has no derivative agreement for principal, an amount equal to the principal due on the applicable tranche of notes on the applicable principal payment date will be withdrawn from the applicable principal funding subaccount and paid to the applicable paying agent.

- *Withdrawals for U.S. Dollar or Foreign Currency Notes with a Performing Derivative Agreement for Principal.* On each date on which a payment is required under the applicable derivative agreement for any tranche of U.S. dollar or foreign currency notes that has a Performing derivative agreement for principal, an amount equal to the amount of the payment to be made under the applicable derivative agreement will be withdrawn from the applicable principal funding subaccount and paid to the applicable derivative counterparty. The issuing entity will direct the applicable derivative counterparty to remit its payments under the applicable derivative agreement to the applicable paying agent.

- *Withdrawals for Foreign Currency Notes with a non-Performing Derivative Agreement for Principal.* On each principal payment date for a tranche of foreign currency notes that has a non-Performing derivative agreement for principal, an amount equal to the amount specified in the applicable indenture supplement will be withdrawn from that principal funding subaccount and, if so specified in the applicable indenture supplement, converted to the applicable foreign currency at the prevailing spot exchange rate and paid to the applicable paying agent.

- *Withdrawals for U.S. Dollar Notes with a non-Performing Derivative Agreement for Principal.* On each principal payment date for a tranche of U.S. dollar notes with a non-Performing derivative agreement for principal, the amount specified in the applicable indenture supplement will be withdrawn from the applicable principal funding subaccount and paid to the applicable paying agent.

- *Withdrawals of Prefunded Amounts.* If prefunding of the principal funding subaccounts for senior classes of notes is no longer necessary as a result of payment of senior notes or issuance of additional subordinated notes, as described under "—*Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account—Prefunding of the Principal Funding Account for Senior Classes*," the prefunded amounts will be withdrawn from the principal funding account and *first*, allocated among and deposited to the principal funding subaccounts of the Class A notes up to the amount then targeted to be on deposit in such principal funding subaccount; *second*, allocated among and deposited to the principal funding subaccounts of the Class B notes up to the amount then targeted to be on deposit in such principal funding subaccount; *third*, allocated among and deposited to the principal funding subaccount of the Class C notes up to the amount then targeted to be on deposit in such principal funding subaccount; and *fourth*, any remaining amounts paid to master trust II to increase the Investor Interest of Series 2001-D.

- *Withdrawals on the Legal Maturity Date*. On the legal maturity date of any tranche of notes, amounts on deposit in the principal funding subaccount of such tranche may be applied to pay principal of that tranche or to make a payment under a derivative agreement with respect to principal of that tranche.

If the aggregate amount available for withdrawal from a principal funding subaccount for any tranche of notes is less than all withdrawals required to be made from that principal funding subaccount for that tranche in a month, then the amounts on deposit will be withdrawn and applied *pro rata* based on

the amounts of the withdrawals required to be made. Upon payment in full of any tranche of notes, any remaining amount on deposit in the applicable principal funding subaccount will be *first* applied to cover any interest funding subaccount shortfalls for other tranches of notes, *second* applied to cover any principal funding subaccount shortfalls, and *third* paid to the issuing entity.

Targeted Deposits to the Class C Reserve Account

The Class C reserve account will be funded on each Transfer Date, as necessary, from BAseries Available Funds as described under "—*Application of BAseries Available Funds*." The aggregate deposit targeted to be made to the Class C reserve account in each month will be the sum of the Class C reserve subaccount deposits targeted to be made for each tranche of Class C notes as required under the BAseries indenture supplement.

If the aggregate deposit made to the Class C reserve account is less than the sum of the targeted deposits for each tranche of Class C notes, then the amount available will be allocated to each tranche of Class C notes up to the targeted deposit *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount of that tranche for such month to the Weighted Average Available Funds Allocation Amount of all tranches of Class C notes for such month that have a targeted amount to be deposited in their Class C reserve subaccounts for that month. After the initial allocation, any excess will be further allocated in a similar manner to those Class C reserve subaccounts which still have an uncovered targeted deposit.

Withdrawals from the Class C Reserve Account

Withdrawals will be made from the Class C reserve account in the amount and manner required under the BAseries indenture supplement.

Withdrawals will be made from the Class C reserve subaccounts, but in no event more than the amount on deposit in the applicable Class C reserve subaccount, in the following order:

- *Payments of Interest and Payments Relating to Derivative Agreements for Interest*. If the amount on deposit in the interest funding subaccount for any tranche of Class C notes is insufficient to pay in full the amounts for which withdrawals are required, the amount of the deficiency will be withdrawn from the applicable Class C reserve subaccount and deposited into the applicable interest funding subaccount.

- *Payments of Principal and Payments Relating to Derivative Agreements for Principal*. If, on and after the earliest to occur of (i) the date on which any tranche of Class C notes is accelerated pursuant to the indenture following an event of default relating to such tranche, (ii) any date on or after the Transfer Date immediately preceding the expected principal payment date on which the amount on deposit in the principal funding subaccount for any tranche of Class C notes *plus* the aggregate amount on deposit in the Class C reserve subaccount for such tranche of Class C notes equals or exceeds the outstanding dollar principal amount of such Class C notes and (iii) the legal maturity date for any tranche of Class C notes, the amount on deposit in the principal funding subaccount for any tranche of Class C notes is insufficient to pay in full the amounts for which withdrawals are required, the amount of the deficiency will be withdrawn from the applicable Class C reserve subaccount and deposited into the applicable principal funding subaccount.

- *Excess Amounts*. If on any Transfer Date the aggregate amount on deposit in any Class C reserve subaccount is greater than the amount required to be on deposit in the applicable

Class C reserve subaccount and such Class C notes have not been accelerated, the excess will be withdrawn and first allocated among and deposited to the other Class C reserve subaccounts in a manner similar to that described in the second paragraph of "—*Targeted Deposits to the Accumulation Reserve Account*" and then paid to the issuing entity. In addition, after payment in full of any tranche of Class C notes, any amount remaining on deposit in the applicable Class C reserve subaccount will be applied in accordance with the preceding sentence.

<u>Targeted Deposits to the Accumulation Reserve Account</u>

If more than one budgeted deposit is required to accumulate and pay the principal of a tranche of notes, the accumulation reserve subaccount will be funded for such tranche no later than three months prior to the date on which a budgeted deposit is first targeted for such tranche as described under "—*Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account*." If a single budgeted deposit is required to accumulate and pay the principal of a tranche of notes, the accumulation reserve subaccount will not be funded for such tranche. See "—*Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account*" for a discussion of how the issuing entity will determine the number of budgeted deposits required to accumulate and pay the principal of each tranche of notes. The accumulation reserve subaccount for a tranche of notes requiring more than one budgeted deposit will be funded on each following Transfer Date, as necessary, from BAseries Available Funds as described under "—*Application of BAseries Available Funds*." The aggregate deposit targeted to be made to the accumulation reserve account in each month, if applicable, will be the sum of the accumulation reserve subaccount deposits targeted to be made for each tranche of notes.

If the aggregate amount of BAseries Available Funds available for deposit to the accumulation reserve account is less than the sum of the targeted deposits for each tranche of notes, then the amount available will be allocated to each tranche of notes up to the targeted deposit *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for that tranche for that month to the Weighted Average Available Funds Allocation Amount for all tranches of notes that have a targeted deposit to their accumulation reserve subaccounts for that month. After the initial allocation, any excess will be further allocated in a similar manner to those accumulation reserve subaccounts which still have an uncovered targeted deposit.

<u>Withdrawals from the Accumulation Reserve Account</u>

Withdrawals will be made from the accumulation reserve subaccounts, but in no event more than the amount on deposit in the applicable accumulation reserve subaccount, in the following order:

- *Interest*. On or prior to each Transfer Date, the issuing entity will calculate for each tranche of notes the amount of any shortfall of net investment earnings for amounts on deposit in the principal funding subaccount for that tranche (other than prefunded amounts) over the amount of interest that would have accrued on such deposit if that tranche had borne interest at the applicable note interest rate (or other rate specified in the BAseries indenture supplement) for the prior month. If there is any such shortfall for that Transfer Date, or any unpaid shortfall from any earlier Transfer Date, the issuing entity will withdraw the sum of those amounts from the accumulation reserve subaccount, to the extent available, for treatment as BAseries Available Funds for such month.

- *Payment to Issuing Entity*. Upon payment in full of any tranche of notes, any amount on deposit in the applicable accumulation reserve subaccount will be paid to the issuing entity.

Final Payment of the Notes

Noteholders are entitled to payment of principal in an amount equal to the outstanding dollar principal amount of their respective notes. However, BAseries Available Principal Amounts will be allocated to pay principal on the notes only up to their nominal liquidation amount, which will be reduced for charge-offs due to uncovered Investor Default Amounts and reallocations of BAseries Available Principal Amounts to pay interest on senior classes of notes or a portion of the master trust II servicing fee allocable to such notes. In addition, if a sale of receivables occurs, as described in "—*Sale of Credit Card Receivables*," the amount of receivables sold will be limited to the nominal liquidation amount of, *plus* any accrued, past due or additional interest on, the related tranche of notes. If the nominal liquidation amount of a tranche has been reduced, noteholders of such tranche will receive full payment of principal only to the extent proceeds from the sale of receivables are sufficient to pay the full principal amount, amounts are received from an applicable derivative agreement or amounts have been previously deposited in an issuing entity account for such tranche of notes.

On the date of a sale of receivables, the proceeds of such sale will be available to pay the outstanding dollar principal amount of, *plus* any accrued, past due and additional interest on, that tranche.

A tranche of notes will be considered to be paid in full, the holders of those notes will have no further right or claim to, and the issuing entity will have no further obligation or liability for, principal or interest, on the earliest to occur of:

- the date of the payment in full of the stated principal amount of and all accrued, past due and additional interest on that tranche of notes;

- the date on which the outstanding dollar principal amount of that tranche of notes is reduced to zero, and all accrued, past due or additional interest on that tranche of notes is paid in full;

- the legal maturity date of that tranche of notes, after giving effect to all deposits, allocations, reallocations, sales of credit card receivables and payments to be made on that date; or

- the date on which a sale of receivables has taken place for such tranche, as described in "— *Sale of Credit Card Receivables*."

Pro Rata Payments Within a Tranche

All notes of a tranche will receive payments of principal and interest *pro rata* based on the stated principal amount of each note in that tranche.

Shared Excess Available Funds

The BAseries is included in "Group A." In addition to the BAseries, the issuing entity may issue other series of notes that are included in Group A. BAseries Available Funds for any month remaining after making the seventh application described under "—*Application of BAseries Available Funds*" will be available for allocation to other series of notes in Group A. Such excess including excesses, if any, from other series of notes in Group A, called shared excess available funds, will be allocated to cover certain shortfalls in Available Funds for the series in Group A, if any, which have not been covered out of Available Funds allocable to such series. If these shortfalls exceed shared excess available funds for any month, shared excess available funds will be allocated *pro rata* among the applicable series in Group A based on the relative amounts of those shortfalls in Available Funds. To the extent that shared excess available funds exceed those shortfalls, the balance will be paid to the issuing entity. For the BAseries,

shared excess available funds, to the extent available and allocated to the BAseries, will cover shortfalls in the first four applications described in "—*Application of BAseries Available Funds*."

Issuing Entity Accounts

The issuing entity has established a collection account for the purpose of receiving payments of finance charge collections and principal collections and other amounts from master trust II payable under the collateral certificate.

The issuing entity may direct the indenture trustee to establish and maintain in the name of the indenture trustee supplemental accounts for any series, class or tranche of notes for the benefit of the related noteholders.

Each month, distributions on the collateral certificate will be deposited into one or more supplemental accounts, to make payments of interest on and principal of the notes, to make payments under any applicable derivative agreements, and for the other purposes determined in connection with the issuance of the applicable notes.

The supplemental accounts described in this section are referred to as issuing entity accounts. Amounts maintained in issuing entity accounts may only be invested by the indenture trustee at the written direction of the issuing entity, without independent verification of its authority, in Permitted Investments.

Each month, distributions on the collateral certificate will be deposited into the collection account, and then allocated to each series of notes (including the BAseries), and then allocated to the applicable series principal funding account, the interest funding account, the accumulation reserve account, the Class C reserve account and any other supplemental account, to make payments under any applicable derivative agreements and additionally as specified in "—*Deposit and Application of Funds*."

For the BAseries notes, the issuing entity will also establish a principal funding account, an interest funding account and an accumulation reserve account for the benefit of the BAseries, which will have subaccounts for each tranche of notes of the BAseries, and a Class C reserve account, which will have subaccounts for each tranche of Class C notes of the BAseries.

For the BAseries funds on deposit in the principal funding account and the interest funding account will be used to make payments of principal of and interest on the BAseries notes when such payments are due. Payments of interest and principal will be due in the month when the funds are deposited into the accounts, or in later months. If interest on a note is not scheduled to be paid every month—for example, if interest on that note is payable quarterly, semiannually or at another interval less frequently than monthly—the issuing entity will deposit accrued interest amounts funded from BAseries Available Funds into the interest funding subaccount for that note to be held until the interest is due. See "—*Deposit and Application of Funds for the BAseries—Targeted Deposits of BAseries Available Funds to the Interest Funding Account*."

If the issuing entity anticipates that BAseries Available Principal Amounts will not be enough to pay the stated principal amount of a note on its expected principal payment date, the issuing entity may begin to apply BAseries Available Principal Amounts in months before the expected principal payment date and deposit those funds into the principal funding subaccount established for that tranche to be held until the expected principal payment date of that note. However, since funds in the principal funding subaccount for tranches of subordinated notes will not be available for credit enhancement for any senior classes of notes, BAseries Available Principal Amounts will not be deposited into the principal funding

subaccount for a tranche of subordinated notes if such deposit would reduce the available subordination below the required subordination.

If the earnings on funds in the principal funding subaccount are less than the interest payable on the portion of principal in the principal funding subaccount for the applicable tranche of notes, the amount of such shortfall will be withdrawn from the accumulation reserve account to the extent available, unless the amounts on deposit in the principal funding subaccount are prefunded amounts, in which case additional finance charge collections will be allocable to the collateral certificate and the BAseries and will be treated as BAseries Available Funds as described under "*Deposit and Application of Funds for the BAseries—BAseries Available Funds*" and "*Master Trust II—Application of Collections*" in this prospectus.

Derivative Agreements

Some notes may have the benefits of one or more derivative agreements, such as an interest rate swap, a cap (obligating a derivative counterparty to pay all interest in excess of a specified percentage rate), or a collar (obligating a derivative counterparty to pay all interest below a specified percentage rate and above a higher specified percentage rate) with various counterparties. In general, the issuing entity will receive payments from counterparties to the derivative agreements in exchange for the issuing entity's payments to them, to the extent required under the derivative agreements. Payments received from derivative counterparties with respect to interest payments on dollar notes in a series, class or tranche will generally be treated as Available Funds for such series, class or tranche. Funding or its affiliates may be derivative counterparties for any series, class or tranche of notes. [See "*Prospectus Summary—Sources of Funds to Pay the Notes—Derivative Agreement for Class [•](201[•]-[•]) Notes*" for a description of the material terms of the derivative agreement for the Class [•](201[•]-[•]) notes.]

Sale of Credit Card Receivables

In addition to a sale of receivables following an insolvency of Funding, if a series, class or tranche of notes has an event of default and is accelerated before its legal maturity date, master trust II will sell credit card receivables, or interests therein, if the conditions described in "*The Indenture—Events of Default*" and "*—Events of Default Remedies*" are satisfied, and for subordinated notes of a multiple tranche series, only to the extent that payment is permitted by the subordination provisions of the senior notes of the same series. This sale will take place at the direction of the indenture trustee or at the direction of the holders of a majority of aggregate outstanding dollar principal amount of notes of that series, class or tranche.

Any sale of receivables for a subordinated tranche of notes in a multiple tranche series may be delayed until the senior classes of notes of the same series are prefunded, enough notes of senior classes are repaid, or new subordinated notes have been issued, in each case, to the extent that the subordinated tranche is no longer needed to provide the required subordination for the senior notes of that series. In a multiple tranche series, if a senior tranche of notes directs a sale of credit card receivables, then after the sale that tranche will no longer be entitled to subordination from subordinated classes of notes of the same series.

If principal of or interest on a tranche of notes has not been paid in full on its legal maturity date, the sale will automatically take place on that date regardless of the subordination requirements of any senior classes of notes. Proceeds from such sale will be immediately paid to the noteholders of the related tranche.

116

The amount of credit card receivables sold will be up to the nominal liquidation amount of, *plus* any accrued, past due and additional interest on, the related notes. The nominal liquidation amount of such notes will be automatically reduced to zero upon such sale. No more Available Principal Amounts or Available Funds will be allocated to those notes. Noteholders will receive the proceeds of such sale in an amount not to exceed the outstanding principal amount of, *plus* any past due, accrued and additional interest on, such notes. Such notes are no longer outstanding under the indenture once the sale occurs.

After giving effect to a sale of receivables for a series, class or tranche of notes, the amount of proceeds on deposit in a principal funding account or subaccount may be less than the outstanding dollar principal amount of that series, class or tranche. This deficiency can arise because the nominal liquidation amount of that series, class or tranche was reduced before the sale of receivables or because the sale price for the receivables was less than the outstanding dollar principal amount and accrued, past due and additional interest. These types of deficiencies will not be reimbursed.

Sale of Credit Card Receivables for BAseries Notes

Credit card receivables may be sold upon the insolvency of Funding, upon an event of default and acceleration relating to a tranche of notes, and on the legal maturity date of a tranche of notes. See "*The Indenture—Events of Default*" and "*Master Trust II—Pay Out Events*" in this prospectus.

If a tranche of notes has an event of default and is accelerated before its legal maturity date, master trust II may sell credit card receivables in an amount up to the nominal liquidation amount of the affected tranche *plus* any accrued, past due or additional interest on the affected tranche if the conditions described in "*The Indenture—Events of Default Remedies*" are satisfied. This sale will take place at the option of the indenture trustee or at the direction of the holders of a majority of aggregate outstanding dollar principal amount of notes of that tranche. However, a sale will only be permitted if at least one of the following conditions is met:

- the holders of 90% of the aggregate outstanding dollar principal amount of the accelerated tranche of notes consent;

- the net proceeds of such sale (*plus* amounts on deposit in the applicable subaccounts and payments to be received from any applicable derivative agreement) would be sufficient to pay all amounts due on the accelerated tranche of notes; or

- if the indenture trustee determines that the funds to be allocated to the accelerated tranche of notes, including BAseries Available Funds and BAseries Available Principal Amounts allocable to the accelerated tranche of notes, payments to be received from any applicable derivative agreement and amounts on deposit in the applicable subaccounts, may not be sufficient on an ongoing basis to make all payments on the accelerated tranche of notes as such payments would have become due if such obligations had not been declared due and payable, and 66⅔% of the noteholders of the accelerated tranche of notes consent to the sale.

Any sale of receivables for a subordinated tranche of notes will be delayed if the subordination provisions prevent payment of the accelerated tranche until a sufficient amount of senior classes of notes are prefunded, or a sufficient amount of senior notes have been repaid, or a sufficient amount of subordinated tranches have been issued, in each case, to the extent that the accelerated tranche of notes is no longer needed to provide the required subordination for the senior classes.

If principal of or interest on a tranche of notes has not been paid in full on its legal maturity date (after giving effect to any allocations, deposits and distributions to be made on such date), the sale will

automatically take place on that date regardless of the subordination requirements of any senior classes of notes. Proceeds from such a sale will be immediately paid to the noteholders of the related tranche.

The amount of credit card receivables sold will be up to the nominal liquidation amount of, *plus* any accrued, past due and additional interest on, the tranches of notes that directed the sale to be made. The nominal liquidation amount of any tranche of notes that directed the sale to be made will be automatically reduced to zero upon such sale. After such sale, no more BAseries Available Principal Amounts or BAseries Available Funds will be allocated to that tranche.

If a tranche of notes directs a sale of credit card receivables, then after the sale that tranche will no longer be entitled to credit enhancement from subordinated classes of notes of the same series. Tranches of notes that have directed sales of credit card receivables are not outstanding under the indenture.

After giving effect to a sale of receivables for a tranche of notes, the amount of proceeds may be less than the outstanding dollar principal amount of that tranche. This deficiency can arise because of a Nominal Liquidation Amount Deficit or if the sale price for the receivables was less than the outstanding dollar principal amount. These types of deficiencies will not be reimbursed unless, in the case of Class C notes only, there are sufficient amounts in the related Class C reserve subaccount.

Any amount remaining on deposit in the interest funding subaccount for a tranche of notes that has received final payment as described in "—*Deposit and Application of Funds for the BAseries—Final Payment of the Notes*" and that has caused a sale of receivables will be treated as BAseries Available Funds and be allocated as described in "—*Application of BAseries Available Funds*."

Limited Recourse to the Issuing Entity; Security for the Notes

Only the portion of Available Funds and Available Principal Amounts allocable to a series, class or tranche of notes after giving effect to all allocations and reallocations thereof, funds on deposit in the applicable issuing entity accounts, any applicable derivative agreement and proceeds of sales of credit card receivables provide the source of payment for principal of or interest on any series, class or tranche of notes. Noteholders will have no recourse to any other assets of the issuing entity or any other person or entity for the payment of principal of or interest on the notes.

The notes of all series are secured by a shared security interest in the collateral certificate and the collection account, but each series, class or tranche of notes is entitled to the benefits of only that portion of those assets allocated to it under the indenture and the related indenture supplement. See "*The Indenture—Issuing Entity Covenants*" and "*Master Trust II—Representations and Warranties*" for a discussion of covenants regarding the perfection of security interests. Each series, class or tranche of notes is also secured by a security interest in any applicable supplemental account and any applicable derivative agreement.

Series 2001-D, and therefore the collateral certificate, is allocated a portion of collections of finance charge receivables, collections of principal receivables, its share of the payment obligation on the master trust II servicing fee and its share of defaults on principal receivables in master trust II based on the investor percentage. The BAseries and the other series of notes are secured by a shared security interest in the collateral certificate and the collection account of the issuing entity, but each series of notes (including the BAseries) is entitled to the benefits of only that portion of those assets allocable to it under the indenture and the applicable indenture supplement. Therefore, only a portion of the collections allocated to the collateral certificate are available to the BAseries. Similarly, BAseries notes are entitled only to their allocable share of BAseries Available Funds, BAseries Available Principal Amounts,

amounts on deposit in the applicable issuing entity accounts, any payments received from derivative counterparties (to the extent not included in BAseries Available Funds) and proceeds of the sale of credit card receivables by master trust II. Noteholders will have no recourse to any other assets of the issuing entity or any other person or entity for the payment of principal of or interest on the notes.

Each tranche of notes of the BAseries is entitled to the benefits of only that portion of the issuing entity's assets allocated to that tranche under the indenture and the BAseries indenture supplement. Each tranche of notes is also secured by a security interest in the applicable principal funding subaccount, the applicable interest funding subaccount, the applicable accumulation reserve subaccount, in the case of a tranche of Class C notes, the applicable Class C reserve subaccount and any other applicable supplemental account, and by a security interest in any applicable derivative agreement.

<p style="text-align:center">The Indenture</p>

The Class [•](201[•]-[•]) notes will be issued pursuant to the terms of the indenture and a related indenture supplement. The following discussion and the discussions under "*The Notes*" in this prospectus summarize the material terms of the notes issued by the issuing entity, the indenture and the indenture supplements.

Indenture Trustee

The Bank of New York Mellon, a New York banking corporation, is the indenture trustee under the indenture for the notes. See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—The Bank of New York Mellon*" for a description of The Bank of New York Mellon.

Under the terms of the indenture, the issuing entity has agreed to pay to the indenture trustee reasonable compensation for performance of its duties under the indenture. The indenture trustee has agreed to perform only those duties specifically set forth in the indenture. Many of the duties of the indenture trustee are described throughout this prospectus. Under the terms of the indenture, the indenture trustee's limited responsibilities include the following:

- to deliver to noteholders of record certain notices, reports and other documents received by the indenture trustee, as required under the indenture;

- to authenticate, deliver, cancel and otherwise administer the notes;

- to maintain custody of the collateral certificate pursuant to the terms of the indenture;

- to establish and maintain necessary issuing entity accounts and to maintain accurate records of activity in those accounts;

- to serve as the initial transfer agent, paying agent and registrar, and, if it resigns these duties, to appoint a successor transfer agent, paying agent and registrar;

- to invest funds in the issuing entity accounts at the direction of the issuing entity;

- to represent the noteholders in interactions with clearing agencies and other similar organizations;

119

- to distribute and transfer funds at the direction of the issuing entity, as applicable, in accordance with the terms of the indenture;

- to periodically report on and notify noteholders of certain matters relating to actions taken by the indenture trustee, property and funds that are possessed by the indenture trustee, and other similar matters; and

- to perform certain other administrative functions identified in the indenture.

In addition, the indenture trustee has the discretion to require the issuing entity to cure a potential event of default and to institute and maintain suits to protect the interest of the noteholders in the collateral certificate. The indenture trustee is not liable for any errors of judgment as long as the errors are made in good faith and the indenture trustee was not negligent. The indenture trustee is not responsible for any investment losses to the extent that they result from Permitted Investments.

If an event of default occurs, in addition to the responsibilities described above, the indenture trustee will exercise its rights and powers under the indenture to protect the interests of the noteholders using the same degree of care and skill as a prudent man would exercise in the conduct of his own affairs. If an event of default occurs and is continuing, the indenture trustee will be responsible for enforcing the agreements and the rights of the noteholders. See "*The Indenture—Events of Default Remedies*." The indenture trustee may, under certain limited circumstances, have the right or the obligation to do the following:

- demand immediate payment by the issuing entity of all principal and accrued interest on the notes;

- enhance monitoring of the securitization;

- protect the interests of the noteholders in the collateral certificate or the receivables in a bankruptcy or insolvency proceeding;

- prepare and send timely notice to noteholders of the event of default;

- institute judicial proceedings for the collection of amounts due and unpaid;

- rescind and annul a declaration of acceleration of the notes by the noteholders following an event of default; and

- cause master trust II to sell credit card receivables (see "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables*").

Following an event of default, the majority holders of any series, class or tranche of notes will have the right to direct the indenture trustee to exercise certain remedies available to the indenture trustee under the indenture. In such case, the indenture trustee may decline to follow the direction of the majority holders only if it determines that: (1) the action so directed is unlawful or conflicts with the indenture, (2) the action so directed would involve it in personal liability, or (3) the action so directed would be unjustly prejudicial to the noteholders not taking part in such direction.

The issuing entity has agreed to pay the indenture trustee for all services rendered. The issuing entity will also indemnify the indenture trustee for any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the administration of the issuing

entity. In certain instances, this indemnification will be higher in priority than payments to noteholders. See "*The Indenture—Events of Default Remedies*."

The indenture trustee may resign at any time. The indenture trustee may be removed from any series, class or tranche of notes at any time by majority of the noteholders of that series, class or tranche. The issuing entity may also remove the indenture trustee if, among other things, the indenture trustee is no longer eligible to act as trustee under the indenture or if the indenture trustee becomes insolvent. In all circumstances, the issuing entity must appoint a successor indenture trustee for the notes. Any resignation or removal of the indenture trustee and appointment of a successor indenture trustee will not become effective until the successor indenture trustee accepts the appointment.

Any successor indenture trustee will execute and deliver to the issuing entity and its predecessor indenture trustee an instrument accepting such appointment. The successor trustee must (1) be a corporation organized and doing business under the laws of the United States of America or of any state, (2) be authorized under such laws to exercise corporate trust powers, (3) have a combined capital and surplus of at least $50,000,000, subject to supervision or examination by federal or state authority, and (4) have a rating of at least BBB- by Standard & Poor's and at least BBB by Fitch. The issuing entity may not, nor may any person directly or indirectly controlling, controlled by, or under common control with the issuing entity, serve as indenture trustee.

The issuing entity or its affiliates may maintain accounts and other banking or trustee relationships with the indenture trustee and its affiliates.

Owner Trustee

Wilmington Trust Company, a Delaware corporation with trust powers, is the owner trustee for the issuing entity. See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—BA Credit Card Trust*" for a description of the ministerial nature of the owner trustee's duties and "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—Wilmington Trust Company*" for a description of Wilmington Trust Company.

The owner trustee will be indemnified from and against all liabilities, obligations, losses, damages, penalties, taxes, claims, actions, investigations, proceedings, costs, expenses or disbursements of any kind arising out of, among other things, the trust agreement or any other related documents (or the enforcement thereof), the administration of the issuing entity's assets or the action or inaction of the owner trustee under the trust agreement, except for (1) its own willful misconduct, bad faith or negligence, or (2) the inaccuracy of certain of its representations and warranties in the trust agreement.

The owner trustee may resign at any time by giving 30 days' prior written notice to the beneficiary. The owner trustee may also be removed as owner trustee if it becomes insolvent, it is no longer eligible to act as owner trustee under the trust agreement or by a written instrument delivered by the beneficiary to the owner trustee. The beneficiary must appoint a successor owner trustee. If a successor owner trustee has not been appointed within 30 days after giving notice of resignation or removal, the owner trustee or the beneficiary may apply to any court of competent jurisdiction to appoint a successor owner trustee. This court-appointed owner trustee will only act in such capacity until the time, if any, as a successor owner trustee is appointed by the beneficiary.

Any owner trustee will at all times (1) be a trust company or a banking corporation under the laws of its state of incorporation or a national banking association, having all corporate powers and all material government licenses, authorization, consents and approvals required to carry on a trust business in the State of Delaware, (2) comply with the relevant provisions of the Delaware Statutory Trust Act,

(3) have a combined capital and surplus of not less than $50,000,000 (or have its obligations and liabilities irrevocably and unconditionally guaranteed by an affiliated person having a combined capital and surplus of at least $50,000,000), and (4) have (or have a parent which has) a rating of at least Baa3 by Moody's, at least BBB- by Standard & Poor's or, if not rated, otherwise satisfactory to each rating agency rating the outstanding notes. The owner trustee or the beneficiary may also deem it necessary or prudent to appoint a co-trustee or separate owner trustee for the owner trustee under the trust agreement.

Issuing Entity Covenants

The issuing entity will not, among other things:

- claim any credit on or make any deduction from the principal and interest payable on the notes, other than amounts withheld in good faith from such payments under the Internal Revenue Code or other applicable tax law,

- voluntarily dissolve or liquidate, or

- permit (A) the validity or effectiveness of the indenture to be impaired, or permit the lien created by the indenture to be amended, hypothecated, subordinated, terminated or discharged, or permit any person to be released from any covenants or obligations with respect to the notes under the indenture except as may be expressly permitted by the indenture, (B) any lien, charge, excise, claim, security interest, mortgage or other encumbrance (other than the lien created by the indenture) to be created on or extend to or otherwise arise upon or burden the collateral securing the notes or proceeds thereof, or (C) the lien of the indenture not to constitute a valid first priority security interest in the collateral securing the notes.

The issuing entity may not engage in any activity other than the activities described in "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—BA Credit Card Trust*" in this prospectus. The issuing entity will not incur, assume, guarantee or otherwise become liable, directly or indirectly, for any indebtedness except for the notes.

The issuing entity will also covenant that if:

- the issuing entity defaults in the payment of interest on any series, class or tranche of notes when such interest becomes due and payable and such default continues for a period of 35 days following the date on which such interest became due and payable, or

- the issuing entity defaults in the payment of the principal of any series, class or tranche of notes on its legal maturity date,

and any such default continues beyond any specified period of grace provided for such series, class or tranche of notes, the issuing entity will, upon demand of the indenture trustee, pay to the indenture trustee, for the benefit of the holders of any such notes of the affected series, class or tranche, the whole amount then due and payable on any such notes for principal and interest, with interest, to the extent that payment of such interest will be legally enforceable, upon the overdue principal and upon overdue installments of interest. In addition, the issuing entity will pay an amount sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the indenture trustee, its agents and counsel and all other compensation due to the indenture trustee. If the issuing entity fails to pay such amounts upon such demand, the indenture trustee may institute a judicial proceeding for the collection of the unpaid amounts described above.

Early Redemption Events

The issuing entity will be required to redeem in whole or in part, to the extent that funds are available for that purpose and, for subordinated notes of a multiple tranche series, to the extent payment is permitted by the subordination provisions of the senior notes of the same series, each affected series, class or tranche of notes upon the occurrence of an early redemption event. Early redemption events include the following:

- for any tranche of notes, the occurrence of such note's expected principal payment date;

- each of the Pay Out Events applicable to Series 2001-D, as described under "*Master Trust II—Pay Out Events*";

- the issuing entity becoming an "investment company" within the meaning of the Investment Company Act of 1940, as amended; and

- for any series, class or tranche of notes, any additional early redemption event determined in connection with the issuance of such series, class or tranche of notes, as applicable.

In addition, for a tranche of BAseries notes, if for any date the amount of Excess Available Funds averaged over the three preceding calendar months is less than the Required Excess Available Funds for such date, an early redemption event for that tranche of BAseries notes will occur.

The redemption price of a note so redeemed will be the outstanding principal amount of that note, *plus* accrued, past due and additional interest to but excluding the date of redemption, which will be the next payment date. If the amount of Available Funds and Available Principal Amounts allocable to the series, class or tranche of notes to be redeemed, together with funds on deposit in the applicable principal funding subaccount, interest funding subaccount and Class C reserve subaccount, and any amounts payable to the issuing entity under any applicable derivative agreement, are insufficient to pay the redemption price in full on the next payment date after giving effect to the subordination provisions and allocations to any other notes ranking equally with that note, monthly payments on the notes to be redeemed will thereafter be made on each principal payment date until the outstanding principal amount of the notes *plus* all accrued, past due and additional interest are paid in full, or the legal maturity date of the notes occurs, whichever is earlier. However, if so specified in the related prospectus, subject to certain exceptions, any notes that have the benefit of a derivative agreement will not be redeemed prior to such notes' expected principal payment date.

No Available Principal Amounts will be allocated to a series, class or tranche of notes with a nominal liquidation amount of zero, even if the stated principal amount of that series, class or tranche has not been paid in full. However, any funds previously deposited in the applicable principal funding subaccount, interest funding subaccount and Class C reserve subaccount and any amounts received from an applicable derivative agreement will still be available to pay principal of and interest on that series, class or tranche of notes. In addition, if Available Funds are available, they can be applied to reimburse reductions in the nominal liquidation amount of that series, class or tranche resulting from reallocations of Available Principal Amounts to pay interest on senior classes of notes or the master trust II servicing fee, or from charge-offs for uncovered Investor Default Amounts.

The issuing entity will give notice to holders of the affected notes before an early redemption date. An early redemption event relating to one series, class or tranche of notes will not necessarily be an early redemption event relating to any other series, class or tranche of notes. The issuing entity will only be required to redeem each series, class or tranche of notes to which the early redemption event relates,

and only to the extent described above. For a discussion of the early redemption events applicable to the Class [•](201[•]-[•]) notes, see "*Prospectus Summary—Early Redemption of Notes*."

Events of Default

Each of the following events is an event of default for any affected series, class or tranche of notes:

- for any tranche of notes, the issuing entity's failure, for a period of 35 days, to pay interest on such notes when such interest becomes due and payable;

- for any tranche of notes, the issuing entity's failure to pay the principal amount of such notes on the applicable legal maturity date;

- the issuing entity's default in the performance, or breach, of any other of its covenants or warranties in the indenture, for a period of 60 days after either the indenture trustee or the holders of at least 25% of the aggregate outstanding dollar principal amount of the outstanding notes of the affected series, class or tranche has provided written notice requiring remedy of such breach, and, as a result of such default, the interests of the related noteholders are materially and adversely affected and continue to be materially and adversely affected during the 60-day period;

- the occurrence of certain events of bankruptcy, insolvency, conservatorship or receivership of the issuing entity; and

- for any series, class or tranche of notes, any additional events of default determined in connection with the issuance of such series, class or tranche of notes, as applicable.

Failure to pay the full stated principal amount of a note on its expected principal payment date will not constitute an event of default. An event of default relating to one series, class or tranche of notes will not necessarily be an event of default relating to any other series, class or tranche of notes. For a discussion of the events of default applicable to the Class [•](201[•]-[•]) notes, see "*Prospectus Summary—Events of Default*." The remedies available upon the occurrence of an event of default, as described under "*—Events of Default Remedies*," will be available only to a series, class or tranche of notes to which the event of default relates.

Events of Default Remedies

The occurrence of an event of default involving the bankruptcy or insolvency of the issuing entity results in an automatic acceleration of all of the notes. If other events of default occur and are continuing for any series, class or tranche, either the indenture trustee or the holders of more than a majority in aggregate outstanding dollar principal amount of the notes of that series, class or tranche may declare by written notice to the issuing entity the principal of all those outstanding notes to be immediately due and payable. This declaration of acceleration may generally be rescinded by the holders of a majority in aggregate outstanding dollar principal amount of outstanding notes of that series, class or tranche.

If a series, class or tranche of notes is accelerated before its legal maturity date, the indenture trustee may at any time thereafter, and at the direction of the holders of a majority of aggregate outstanding dollar principal amount of notes of that series, class or tranche at any time thereafter will, direct master trust II to sell credit card receivables, in an amount up to the nominal liquidation amount of the affected series, class or tranche of notes *plus* any accrued, past due and additional interest on the

affected series, class or tranche, as described in "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables*," but only if at least one of the following conditions is met:

- the noteholders of 90% of the aggregate outstanding dollar principal amount of the accelerated series, class or tranche of notes consent; or

- the net proceeds of such sale (plus amounts on deposit in the applicable subaccounts and payments to be received from any applicable derivative agreement) would be sufficient to pay all outstanding amounts due on the accelerated series, class or tranche of notes; or

- if the indenture trustee determines that the funds to be allocated to the accelerated series, class or tranche of notes may not be sufficient on an ongoing basis to make all payments on such notes as such payments would have become due if such obligations had not been declared due and payable, and the holders of not less than 66⅔% of the aggregate outstanding dollar principal amount of notes of the accelerated series, class or tranche, as applicable, consent to the sale.

In addition, a sale of receivables following the occurrence of an event of default and acceleration of a subordinated tranche of notes of a multiple tranche series may be delayed as described under "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables*" if the payment is not permitted by the subordination provisions of the senior notes of the same series.

If an event of default occurs relating to the failure to pay principal of or interest on a series, class or tranche of notes in full on the legal maturity date, the issuing entity will automatically direct master trust II to sell credit card receivables on that date, as described in "*Sources of Funds to Pay the Notes— Sale of Credit Card Receivables.*"

Any money or other property collected by the indenture trustee for a series, class or tranche of notes in connection with a sale of credit card receivables following an event of default will be applied in the following priority, at the dates fixed by the indenture trustee:

- <u>first</u>, to pay all compensation owed to the indenture trustee for services rendered in connection with the indenture, reimbursements to the indenture trustee for all reasonable expenses, disbursements and advances incurred or made in accordance with the indenture, or indemnification of the indenture trustee for any and all losses, liabilities or expenses incurred without negligence or bad faith on its part, arising out of or in connection with its administration of the issuing entity;

- <u>second</u>, to pay the amounts of interest and principal then due and unpaid on the notes of that series, class or tranche; and

- <u>third</u>, any remaining amounts will be paid to the issuing entity.

If a sale of credit card receivables does not take place following an acceleration of a series, class or tranche of notes, then:

- The issuing entity will continue to hold the collateral certificate, and distributions on the collateral certificate will continue to be applied in accordance with the distribution provisions of the indenture and the indenture supplement.

- Principal will be paid on the accelerated series, class or tranche of notes to the extent funds are received from master trust II and available to the accelerated series, class or tranche after giving effect to all allocations and reallocations and payment is permitted by the subordination provisions of the senior notes of the same series.

- If the accelerated notes are a subordinated tranche of notes of a multiple tranche series, and the subordination provisions prevent the payment of the accelerated subordinated tranche, prefunding of the senior classes of that series will begin, as provided in the applicable indenture supplement. Thereafter, payment will be made to the extent provided in the applicable indenture supplement.

- On the legal maturity date of the accelerated notes, if the notes have not been paid in full, the indenture trustee will direct master trust II to sell credit card receivables as provided in the applicable indenture supplement.

The holders of a majority in aggregate outstanding dollar principal amount of any accelerated series, class or tranche of notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or exercising any trust or power conferred on the indenture trustee. However, this right may be exercised only if the direction provided by the noteholders does not conflict with applicable law or the indenture or the related indenture supplement or have a substantial likelihood of involving the indenture trustee in personal liability. The holder of any note will have the right to institute suit for the enforcement of payment of principal of and interest on such note on the legal maturity date expressed in such note.

Generally, if an event of default occurs and any notes are accelerated, the indenture trustee is not obligated to exercise any of its rights or powers under the indenture unless the holders of affected notes offer the indenture trustee reasonable indemnity. Upon acceleration of the maturity of a series, class or tranche of notes following an event of default, the indenture trustee will have a lien on the collateral for those notes ranking senior to the lien of those notes for its unpaid fees and expenses.

The indenture trustee has agreed, and the noteholders will agree, that they will not at any time institute against the issuing entity, Funding or master trust II any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

Meetings

The indenture trustee may call a meeting of the holders of notes of a series, class or tranche at any time. The indenture trustee will call a meeting upon request of the issuing entity or the holders of at least 10% in aggregate outstanding dollar principal amount of the outstanding notes of the series, class or tranche. In any case, a meeting will be called after notice is given to holders of notes in accordance with the indenture.

The quorum for a meeting is a majority of the holders of the outstanding dollar principal amount of the related series, class or tranche of notes, as the case may be, unless a higher percentage is specified for approving action taken at the meeting, in which case the quorum is the higher percentage.

Voting

Any action or vote to be taken by the holders of a majority, or other specified percentage, of any series, class or tranche of notes may be adopted by the affirmative vote of the holders of a majority, or the applicable other specified percentage, of the aggregate outstanding dollar principal amount of the

outstanding notes of that series, class or tranche, as the case may be. For a description of the noteholders' actions and voting as they relate to master trust II, see "*Risk Factors—You may have limited or no ability to control actions under the indenture and the master trust II agreement. This may result in, among other things, accelerated payment of principal when it is in your interest to receive payment of principal on the expected principal payment date, or it may result in payment of principal not being accelerated when it is in your interest to receive early payment of principal*," "*Master Trust II—Pay Out Events*," "*—Representations and Warranties*," "*—Servicer Default*" and "*—Amendments to the Master Trust II Agreement*."

Any action or vote taken at any meeting of holders of notes duly held in accordance with the indenture will be binding on all holders of the affected notes or the affected series, class or tranche of notes, as the case may be.

Notes held by the issuing entity, Funding or their affiliates will not be deemed outstanding for purposes of voting or calculating a quorum at any meeting of noteholders.

Amendments to the Indenture and Indenture Supplements

The issuing entity and the indenture trustee may amend, supplement or otherwise modify the indenture or any indenture supplement without the consent of any noteholders to provide for the issuance of any series, class or tranche of notes (as described under "*The Notes—Issuances of New Series, Classes and Tranches of Notes*") and to set forth the terms thereof.

In addition, upon delivery of a master trust II tax opinion and issuing entity tax opinion, as described under "*—Tax Opinions for Amendments*" below, and upon delivery by the issuing entity to the indenture trustee of an officer's certificate to the effect that the issuing entity reasonably believes that such amendment will not and is not reasonably expected to (i) result in the occurrence of an early redemption event or event of default, (ii) adversely affect the amount of funds available to be distributed to the noteholders of any series, class or tranche of notes or the timing of such distributions, or (iii) adversely affect the security interest of the indenture trustee in the collateral securing the notes, the indenture or any indenture supplement may be amended, supplemented or otherwise modified without the consent of any noteholders to:

- evidence the succession of another entity to the issuing entity, and the assumption by such successor of the covenants of the issuing entity in the indenture and the notes;

- add to the covenants of the issuing entity, or have the issuing entity surrender any of its rights or powers under the indenture, for the benefit of the noteholders of any or all series, classes or tranches;

- cure any ambiguity, correct or supplement any provision in the indenture which may be inconsistent with any other provision in the indenture, or make any other provisions for matters or questions arising under the indenture;

- add to the indenture certain provisions expressly permitted by the Trust Indenture Act of 1939, as amended;

- establish any form of note, or to add to the rights of the holders of the notes of any series, class or tranche;

127

- provide for the acceptance of a successor indenture trustee under the indenture for one or more series, classes or tranches of notes and add to or change any of the provisions of the indenture as will be necessary to provide for or facilitate the administration of the trusts under the indenture by more than one indenture trustee;

- add any additional early redemption events or events of default relating to the notes of any or all series, classes or tranches;

- provide for the consolidation of master trust II and the issuing entity or the transfer of assets in master trust II to the issuing entity after the termination of all series of master trust II investor certificates (other than Series 2001-D);

- if one or more transferors are added to, or replaced under, the master trust II agreement, or one or more beneficiaries are added to, or replaced under, the trust agreement, make any necessary changes to the indenture or any other related document;

- provide for the addition of collateral securing the notes and the issuance of notes backed by any such additional collateral;

- provide for additional or alternative credit enhancement for any tranche of notes; or

- qualify for sale treatment under generally accepted accounting principles.

The indenture or any indenture supplement may also be amended without the consent of the indenture trustee or any noteholders upon delivery of a master trust II tax opinion and issuing entity tax opinion, as described under "—*Tax Opinions for Amendments*" below, for the purpose of adding provisions to, or changing in any manner or eliminating any of the provisions of, the indenture or any indenture supplement or of modifying in any manner the rights of the holders of the notes under the indenture or any indenture supplement, *provided*, *however*, that the issuing entity shall (i) deliver to the indenture trustee and the owner trustee an officer's certificate to the effect that the issuing entity reasonably believes that such amendment will not and is not reasonably expected to (a) result in the occurrence of an early redemption event or event of default, (b) adversely affect the amount of funds available to be distributed to the noteholders of any series, class or tranche of notes or the timing of such distributions, or (c) adversely affect the security interest of the indenture trustee in the collateral securing the notes, and (ii) receive written confirmation from each rating agency that such amendment will not result in the reduction, qualification or withdrawal of the ratings of any outstanding notes which it has rated.

The issuing entity and the indenture trustee, upon delivery of a master trust II tax opinion and issuing entity tax opinion, as described under "—*Tax Opinions for Amendments*," may modify and amend the indenture or any indenture supplement, for reasons other than those stated in the prior paragraphs, with prior notice to each rating agency and the consent of the holders of not less than 66⅔% of the outstanding dollar principal amount of each class or tranche of notes affected by that modification or amendment. However, if the modification or amendment would result in any of the following events occurring, it may be made only with the consent of the holders of 100% of each outstanding series, class or tranche of notes affected by the modification or amendment:

- a change in any date scheduled for the payment of interest on any note, or the expected principal payment date or legal maturity date of any note;

- a reduction of the stated principal amount of, or interest rate on, any note, or a change in the method of computing the outstanding dollar principal amount, the Adjusted Outstanding Dollar Principal Amount, or the nominal liquidation amount in a manner that is adverse to any noteholder;

- an impairment of the right to institute suit for the enforcement of any payment on any note;

- a reduction of the percentage in outstanding dollar principal amount of the notes of any outstanding series, class or tranche, the consent of whose holders is required for modification or amendment of any indenture supplement or for waiver of compliance with provisions of the indenture or for waiver of defaults and their consequences provided for in the indenture;

- a modification of any of the provisions governing the amendment of the indenture, any indenture supplement or the issuing entity's agreements not to claim rights under any law which would affect the covenants or the performance of the indenture or any indenture supplement, except to increase any percentage of noteholders required to consent to any such amendment or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note affected by such modification;

- permission being given to create any lien or other encumbrance on the collateral securing any notes ranking senior to the lien of the indenture;

- a change in the city or political subdivision so designated for any series, class or tranche of notes where any principal of, or interest on, any note is payable;

- a change in the method of computing the amount of principal of, or interest on, any note on any date; or

- any other amendment other than those explicitly permitted by the indenture without the consent of noteholders.

The holders of a majority in aggregate outstanding dollar principal amount of the notes of a series, class or tranche, may waive, on behalf of the holders of all the notes of that series, class or tranche, compliance by the issuing entity with specified restrictive provisions of the indenture or the related indenture supplement.

The holders of a majority in aggregate outstanding dollar principal amount of the notes of an affected series, class or tranche may, on behalf of all holders of notes of that series, class or tranche, waive any past default under the indenture or the indenture supplement relating to notes of that series, class or tranche. However, the consent of the holders of all outstanding notes of a series, class or tranche is required to waive any past default in the payment of principal of, or interest on, any note of that series, class or tranche or in respect of a covenant or provision of the indenture that cannot be modified or amended without the consent of the holders of each outstanding note of that series, class or tranche.

Tax Opinions for Amendments

No amendment to the indenture, any indenture supplement or the trust agreement will be effective unless the issuing entity has delivered to the indenture trustee, the owner trustee and the rating agencies an opinion of counsel that:

- for federal income tax purposes (1) the amendment will not adversely affect the tax characterization as debt of any outstanding series or class of investor certificates issued by master trust II that were characterized as debt at the time of their issuance, (2) the amendment will not cause or constitute an event in which gain or loss would be recognized by any holder of investor certificates issued by master trust II, and (3) following the amendment, master trust II will not be an association, or publicly traded partnership, taxable as a corporation; and

- for federal income tax purposes (1) the amendment will not adversely affect the tax characterization as debt of any outstanding series, class or tranche of notes that were characterized as debt at the time of their issuance, (2) following the amendment, the issuing entity will not be treated as an association, or publicly traded partnership, taxable as a corporation, and (3) the amendment will not cause or constitute an event in which gain or loss would be recognized by any holder of any such note.

Addresses for Notices

Notices to holders of the Class [•](201[•]-[•]) notes will be given by mail sent to the addresses of the holders as they appear in the note register.

Issuing Entity's Annual Compliance Statement

The issuing entity will be required to furnish annually to the indenture trustee a statement concerning its performance or fulfillment of covenants, agreements or conditions in the indenture as well as the presence or absence of defaults under the indenture.

Indenture Trustee's Annual Report

To the extent required by the Trust Indenture Act of 1939, as amended, the indenture trustee will mail each year to all registered noteholders a report concerning:

- its eligibility and qualifications to continue as trustee under the indenture,

- any amounts advanced by it under the indenture,

- the amount, interest rate and maturity date or indebtedness owing by the issuing entity to it in the indenture trustee's individual capacity,

- the property and funds physically held by it as indenture trustee,

- any release or release and substitution of collateral subject to the lien of the indenture that has not previously been reported, and

- any action taken by it that materially affects the notes and that has not previously been reported.

List of Noteholders

Three or more holders of notes of any series, each of whom has owned a note for at least six months, may, upon written request to the indenture trustee, obtain access to the current list of noteholders of the issuing entity for purposes of communicating with other noteholders concerning their rights under

130

the indenture or the notes. The indenture trustee may elect not to give the requesting noteholders access to the list if it agrees to mail the desired communication or proxy to all applicable noteholders.

Reports

Monthly reports containing information on the notes, including the Class [•](201[•]-[•]) notes, and the collateral securing the notes will be filed with the SEC. These reports will be delivered to the master trust II trustee and the indenture trustee, as applicable, on or before each Transfer Date. These reports will not be sent to noteholders. See "*Where You Can Find More Information*" for information as to how these reports may be accessed.

Monthly reports, which will be prepared by BANA as servicer of master trust II, will contain the following information regarding Series 2001-D for the related month:

- the amount of the current monthly distribution which constitutes Available Funds;

- the amount of the current monthly distribution which constitutes principal collections;

- the aggregate amount of principal collections processed during the related monthly period and allocated to Series 2001-D;

- the aggregate amount of collections of finance charge receivables processed during the related monthly period and allocated to Series 2001-D;

- the aggregate amount of principal receivables in master trust II as of the end of the day on the last day of the related monthly period;

- the amount of principal receivables in master trust II represented by the Investor Interest of Series 2001-D as of the end of the day on the last day of the related monthly period;

- the floating allocation investor interest (as defined in the master trust II agreement) as of the end of the day on the last day of the related monthly period;

- the principal allocation investor interest (as defined in the master trust II agreement) as of the end of the day on the last day of the related monthly period;

- the floating investor percentage for Series 2001-D for the related monthly period;

- the principal investor percentage for Series 2001-D for the related monthly period;

- the aggregate amount of shared principal collections applied as available investor principal collections;

- the aggregate amount of outstanding balances in the accounts consisting of the Master Trust II Portfolio which were delinquent as of the end of the day on the last day of the related monthly period;

- the Aggregate Class D Investor Default Amount and the Aggregate Investor Default Amount for the related monthly period;

- the amount of the Investor Servicing Fee payable by master trust II to the servicer for the related monthly period;

131

- the amount of the Net Servicing Fee payable by master trust II to the servicer for the related monthly period;

- the amount of the servicer interchange payable by master trust II to the servicer for the related monthly period;

- any material breaches of pool asset representations and warranties or transaction covenants, if applicable;

- any material modifications, extensions or waivers to pool asset terms, fees, penalties or payments during the distribution period or that have cumulatively become material over time, if applicable; and

- any material changes in the solicitation, credit granting, underwriting, origination, acquisition or pool selection criteria or procedures, as applicable, to acquire new pool assets, if applicable.

Monthly reports, which will be prepared by BANA as servicer, will contain the following information for each tranche of BAseries notes for the related month:

- targeted deposits to interest funding subaccounts;

- interest to be paid on the corresponding Distribution Date;

- targeted deposits to Class C reserve subaccounts, if any;

- withdrawals to be made from Class C reserve subaccounts, if any;

- targeted deposits to principal funding subaccounts;

- principal to be paid on the Distribution Date, if any;

- stated principal amount, outstanding dollar principal amount and nominal liquidation amount for the related monthly period;

- Class A Usage of Class B Required Subordinated Amount and Class A Usage of Class C Required Subordinated Amount ;

- Class B Usage of Class C Required Subordinated Amount ;

- the nominal liquidation amount for each tranche of BAseries notes outstanding;

- Excess Available Funds and three-month average Excess Available Funds;

- the occurrence of any early redemption events;

- payments to enhancement providers, if any; and

- any new issuances of BAseries notes as applicable.

On or before January 31 of each calendar year, the paying agent, on behalf of the indenture trustee, will furnish to each person who at any time during the prior calendar year was a noteholder of

record a statement containing the information required to be provided by an issuer of indebtedness under the Internal Revenue Code. See "*Federal Income Tax Consequences*" in this prospectus.

BANA's Credit Card Activities

General

The receivables conveyed or to be conveyed to master trust II by Funding pursuant to the master trust II agreement have been or will be generated from transactions made by holders of selected MasterCard, Visa and American Express credit card accounts from the portfolio of MasterCard, Visa and American Express accounts owned by BANA, called the Bank Portfolio. BANA currently services the Bank Portfolio in the manner described below. Certain data processing and administrative functions associated with servicing the Bank Portfolio have been delegated by BANA to its direct subsidiary, Card Processing Reseller. Card Processing Reseller and Total System Services, Inc. are parties to a Master Services Agreement under which Total System Services, Inc. has agreed to provide those same data processing and administrative functions to Card Processing Reseller. See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—BANA and Affiliates*."

Origination, Account Acquisition, Credit Lines and Use of Credit Card Accounts

BANA primarily leverages its banking centers, ecommerce, direct mail, and partner channels (such as in-store retail marketing and event marketing) to market its credit card products. BANA develops numerous campaigns throughout the year to generate new accounts and promote usage of existing accounts. BANA conducts ecommerce marketing through a combination of banner, e-mail, search engine and other advertisements.

In addition, BANA markets its credit card products through endorsements from membership associations, commercial firms and others. These marketing efforts are directed to members and customers of these endorsing organizations, and to targeted lists of people with a strong common interest.

The credit risk of lending to each applicant is evaluated through the combination of various automated credit scoring models, credit bureau criteria, other statistical techniques and human judgment. For credit card credit determinations, BANA considers an applicant's capacity and willingness to repay, based on credit history, the depth and number of existing relationships with BANA and other factors. Important information in performing this credit assessment may include an applicant's income, financial obligations, debt-to-income levels, the rate at which new credit is being acquired, and the manner in which the applicant has handled the repayment of previously granted credit. An applicant who has favorable credit capacity and credit history characteristics is more likely to be approved and to receive a relatively higher credit line assignment. BANA develops credit scoring models using statistical methods to evaluate common applicant characteristics and their correlation to credit risk and to assist in making credit decisions. The scoring models use the information available about the applicant on his or her application and in his or her credit report to provide a general indication of the applicant's credit risk. Periodically, the scoring models are validated and, if necessary, realigned to maintain their accuracy and reliability.

As stated, BANA currently utilizes both automated and judgmental underwriting in evaluating applications for credit. Automated credit decisions are primarily based upon credit scoring models, credit bureau criteria, and application information that assess the applicant's ability, stability, and willingness to pay debt. If a discretionary review by a credit analyst is used, that review is generally combined with automated decision data as well as, when appropriate, direct outreach to the applicant to further develop the application information.

To the extent that a credit analyst makes a decision, further levels of review are automatically triggered based on an analysis of the risk of each decision. This analysis is derived from previous experiential data and makes use of credit scores and other statistical techniques. Credit analysts also review applications obtained through pre-approved offers to ensure adherence to credit standards and assign an appropriate credit limit as an additional approach to managing credit risk.

Credit limits are primarily determined based on income level, customer credit bureau history, and relationship information, if applicable. Credit lines for existing customers are regularly reviewed. BANA's Portfolio Risk Management division independently assesses credit quality through review of new and existing extensions of credit and trend reporting to ensure quality and consistency.

BANA and its affiliates have made portfolio acquisitions in the past and may make additional acquisitions in the future. Prior to acquiring a portfolio, BANA reviews the historical performance and seasoning of the portfolio (including the portfolio's delinquency and loss characteristics, average balances, attrition rates, yield and collection performance) and reviews the account management and underwriting policies and procedures of the entity selling the portfolio. Credit card accounts that have been purchased by BANA were originally opened using criteria established by institutions other than BANA and may not have been subject to the same credit review as accounts originated by BANA. Once these accounts have been purchased and transferred to BANA for servicing, they are generally managed in accordance with the same policies and procedures as accounts originated by BANA. It is expected that credit card accounts from these portfolios may be added to master trust II from time to time.

[Information contemplated by Item 1110(a) of Regulation AB regarding identity of any originator or group of affiliated originators, apart from the sponsor or its affiliates, that originate 10% or more of the pool assets, and any originator(s) originating less than 10% of the pool assets if the cumulative amount originated by parties other than the sponsor or its affiliates is more than 10% of the pool assets.]

[Information contemplated by Item 1110(b) of Regulation AB regarding any originator or group of affiliated originators, apart from the sponsor or its affiliates, that originate 20% or more of the pool assets.]

Each cardholder is subject to an agreement with BANA setting forth the terms and conditions of the related MasterCard, Visa or American Express account. BANA reserves the right to add or to change any terms, conditions, services or features of its MasterCard, Visa or American Express accounts at any time by following the change-in-terms requirements of applicable federal and North Carolina state law (which may permit the customer to reject increases to certain rates, fees and other charges). Changes may include increasing or decreasing periodic rates, fees and other payment terms. If a cardholder rejects a change in account terms, that account may be closed. See "*Risk Factors—Changes to consumer protection laws, including in their application or interpretation, may impede origination or collection efforts, change cardholder use patterns, or alter timing and amount of collections, any of which may result in an acceleration of, or reduction in, payments on your notes*" and "*Consumer Protection Laws*" in this prospectus for a description of the potential effects of legal restrictions on BANA's ability to add or change account terms.

Card Processing Reseller and Total System Services, Inc.

In July 2012, FIA and Total System Services, Inc. entered into a Master Services Agreement, pursuant to which Total System Services, Inc. agreed to provide certain credit card processing services to FIA and to which BANA succeeded on the Merger Date. These services include information and data processing, payment processing and reporting, statement rendering, card issuance, fulfillment operations and network services. BANA has assigned all of its rights and obligations under the Master Services

Agreement to Card Processing Reseller, its direct, wholly-owned subsidiary, and has delegated the aforementioned credit card processing services applicable to the servicing of the credit card receivables in master trust II to Card Processing Reseller pursuant to that certain Delegation of Servicing Activities Agreement, dated as of February 9, 2015, between BANA and Card Processing Reseller. Total System Services, Inc.'s data network provides an interface to MasterCard, Visa and American Express for performing authorizations and settlement funds transfers. Most data processing and network functions are performed at Total System Services, Inc.'s facilities in Georgia. If Total System Services, Inc. were to fail or become insolvent, delays in processing and recovery of information with respect to charges incurred by the respective cardholders could occur, and the replacement of the services Total System Services, Inc. currently provides could be time-consuming. As a result, delays in payments to noteholders could occur.

Interchange

Issuing banks participating in the Visa, MasterCard and American Express networks receive a fee, sometimes referred to as interchange, from acquiring banks (i.e., the merchant's bank that has been engaged to process their transactions). Interchange is a fee to the acquiring bank that the acquiring bank typically incorporates into the fees (commonly referred to as the discount rate) it assesses to the merchant for each transaction processed. Interchange partially reimburses issuing banks for the activities they perform, including but not limited to enabling the transactions, absorbing fraud losses and delivering network and card benefits to merchants and consumers. Default interchange rates are typically set by each payment network (or in the case of American Express negotiated directly with the issuing bank as an issuer fee) and can vary by transaction based on type of card used, type of merchant, and other factors set by each payment network. Interchange fees may be a flat amount (e.g., $0.50 per transaction), an ad valorem amount (e.g., 1.0% of the transaction amount) or a combination of the two (e.g., 1.0% of the transaction amount plus $0.10 per transaction). The percentage of interchange attributed to cardholder charges for goods and services in the related accounts in master trust II will be transferred from BANA, through Funding, to master trust II. This interchange will be allocated to each series of master trust II investor certificates based on its respective *pro rata* portion (as measured by such series' Investor Interest) of cardholder charges for goods and services in the accounts of master trust II relative to the total amount of cardholder charges for goods and services in the MasterCard, Visa and American Express credit card accounts owned by BANA, as reasonably estimated by BANA. MasterCard, Visa and American Express may from time to time change the amount of interchange reimbursed to banks issuing their credit cards. Interchange will be treated as collections of finance charge receivables. Under the circumstances described herein, interchange will be used to pay a portion of the Investor Servicing Fee required to be paid on each Transfer Date. See "*Master Trust II—Servicing Compensation and Payment of Expenses*" in this prospectus.

BANA's Credit Card Portfolio

BANA relies on endorsement marketing in the acquisition of credit card accounts, and also engages in targeted direct response marketing and portfolio acquisitions. For a description of BANA's marketing, underwriting and credit risk control policies, see "*BANA's Credit Card Activities— Origination, Account Acquisition, Credit Lines and Use of Credit Card Accounts*."

Billing and Payments

BANA, acting through its direct subsidiary Card Processing Reseller (which in turn has retained Total System Services, Inc. for the provision of such services), generates and provides to cardholders monthly statements summarizing account activity and processes cardholder monthly payments.

Cardholders generally are required to make a monthly minimum payment at least equal to (i) interest and late fees assessed that month plus 1% of the current principal balance or (ii) $25, whichever is greater.

Periodic finance charges on purchases, which are assessed monthly, are calculated by multiplying the account's average daily purchase balance by the applicable daily periodic rate, and multiplying the result by the number of days in the billing cycle. Finance charges are calculated on purchases from the date of the purchase or the first day of the billing cycle in which the purchase is posted to the account, whichever is later. Periodic finance charges are generally not assessed on new purchases or purchase balances from previous billing cycles if all balances shown on the two previous billing statements are paid by their respective due dates. Payment due dates are generally 25 days after their respective billing dates.

The finance charges, which are assessed monthly on cash advances and balance transfers, are calculated by multiplying the account's average cash advance and balance transfer balances by the applicable daily periodic rates, and multiplying the result by the number of days in the billing cycle. Finance charges are calculated on cash advances and balance transfers from the date of the transaction. Currently, BANA generally treats the day on which a cash advance check is deposited or cashed as the transaction date for such check.

BANA assesses fees on its credit card accounts which may include late fees, returned check charges, cash advance and check fees and fees for certain purchase transactions. These fees are a significant part of income generated by the credit card accounts. Pursuant to the CARD Act, BANA has reduced and limited the amount of any penalty fees or charges for credit card accounts pursuant to guidance and safe harbors set by the Federal Reserve Board. See "*Risk Factors—Changes to consumer protection laws, including in their application or interpretation, may impede origination or collection efforts, change cardholder use patterns, or alter timing and amount of collections, any of which may result in an acceleration of, or reduction in, payments on your notes*" in this prospectus for a more complete description of the CARD Act and the risks associated with it.

Risk Control and Fraud

BANA manages risk at the account level through sophisticated analytical techniques combined with regular judgmental review. High risk transactions are evaluated at the point of sale, where risk levels are balanced with profitability and cardholder satisfaction. In addition, cardholders showing signs of financial stress are periodically reviewed, a process that includes an examination of the cardholder's credit file, the cardholder's behavior with BANA accounts, and, at times, a phone call to the cardholder for clarification of the situation. BANA may block use of certain accounts, reduce credit lines on certain accounts, and increase the annual percentage rates on certain accounts (in compliance with applicable law).

A balanced approach is also used when stimulating portfolio growth. Risk levels are measured through statistical models that incorporate payment behavior, credit usage and transaction activity. In addition, credit bureau scores and attributes are obtained and combined with internal information to allow BANA to increase credit lines and promote account usage while balancing additional risk.

BANA manages fraud risk through a combination of judgmental reviews and sophisticated technology to detect and prevent fraud as early as possible. Technologies and strategies utilized include a neural net-based fraud score, expert systems and fraud specified authorization strategies. Address and other demographic discrepancies are investigated as part of the credit decision to identify and prevent identity theft.

Delinquencies and Collection Efforts

An account is contractually delinquent if the minimum payment is not received by the due date indicated on the monthly billing statement. For collection purposes, however, an account will begin receiving collection treatment based on the number of days that have elapsed since the due date reflected in the respective monthly billing statement, as well as risk, status, balance and other factors. Efforts to collect delinquent credit card receivables currently are made by BANA's Collections Services personnel and third party agencies. Collection activities include statement messages, telephone calls, text messages, e-mails and formal collection letters. BANA employs a proprietary system for collecting past due accounts.

Charge-Off Policy

BANA charges off credit card accounts (i) at the earlier of (a) the end of the month the account is 180 days past due or (b) within 57 days of the account being statused bankrupt or deceased; (ii) if we receive a check returned as a result of insufficient funds and the account, as a result, will be greater than 180 days or more past due, we will charge the account off within three days; or (iii) within 10 business days of the final expected or received payment for accounts that have entered into settlement arrangements. Accounts with original workout program terms of greater than 60 months are charged off within three business days of missing two payments. In addition, accounts that are on workout programs and that have not paid off or been charged off during the 60 month workout program term are subject to accelerated charge-off criteria. These accounts will be charged off at any stage of delinquency if they miss any two payments after the 60 month term, effective June 1, 2012. If an account has been charged off, it may be retained by BANA for recovery or sold to a third party. Fraudulent accounts/transactions are charged off by the end of the calendar month of the 90th day after identifying the account/transaction as fraudulent, but not later than the applicable 180-day timeframe described above. Also, any account that is enrolled in a fixed repayment program effective July 1, 2012 forward, will be charged off as follows: (i) accounts that are less than or equal to 90 days past due at the end of a month in which they are enrolled in the fixed repayment program will be charged off if they become 120 days past due at the end of any subsequent month; (ii) accounts that are 120 days or more past due at the end of the month in which they are enrolled in the fixed repayment program, and not subsequently re-aged or paid up-to-date, will be charged off at the end of any subsequent month in which they miss one payment and end the month at a stage of delinquency greater than when they began the month; and (iii) accounts that are 120 days or more past due at the end of the month in which they are enrolled in the fixed repayment program, and are subsequently re-aged or paid up-to-date, will be charged off if they become 120 days past due at the end of any subsequent month. Secured accounts will be charged off at the end of the month in which they become 60 days past due.

Renegotiated Loans and Re-Aged Accounts

BANA may modify the terms of its credit card agreements with cardholders who have experienced financial difficulties by offering them renegotiated loan programs, which include placing them on nonaccrual status, reducing their interest rate, and/or providing a reduction to their monthly payment requirement. When accounts are classified as nonaccrual, interest is no longer billed to the cardholder. In future periods, when a payment is received, it is recorded as a reduction of the interest and fee amount that was billed to the cardholder prior to placing the account on nonaccrual status. Once the original interest and fee amount or subsequent fees have been paid, payments are recorded as a reduction of principal. Other restructured loans are loans for which the interest rate was reduced or loans that have received any other type of concession in terms because of the inability of the cardholder to comply with the original terms and conditions. Income is accrued at the reduced rate until the cardholder pays in full or the account is charged off. In addition, accounts not receiving payment concessions may

be re-aged to remove existing delinquency. Generally, the intent of this kind of re-age is to assist cardholders who have recently overcome temporary financial difficulties, and have demonstrated both the ability and willingness to resume regular payments, but may be unable to pay the entire past due amount. To qualify for this kind of re-age, the cardholder must have made at least three regular minimum monthly payments within the last three billing cycles, the account must have been open for at least nine months, and cannot have been re-aged during the preceding 365 days. An account may receive a re-age of this kind two times in a five-year period. In addition, BANA may re-age the account of a cardholder who is experiencing long-term financial difficulties and who has been given modified concessionary terms and conditions to their account. As of November 2, 2011, such additional re-ages are limited to one during the life of the account. Also, the re-age must meet the qualifications for re-ages described above, except that the cardholder's three consecutive minimum monthly payments will be based on the modified terms and conditions applied to the account and must be made after the account has been given modified concessionary terms and conditions. All re-age strategies are approved by BANA's senior management and BANA's corporate compliance team. Re-ages may have the effect of delaying charge-offs. If charge-offs are delayed, certain events related to the performance of the receivables, such as Pay Out Events, events of default and early redemption events, may be delayed, resulting in the delay of principal payments to noteholders. See "*The Notes—Early Redemption of Notes*," "*The Indenture—Early Redemption Events*," "*—Events of Default*," "*—Events of Default Remedies*" and "*Master Trust II—Pay Out Events*."

Receivables Transfer Agreements Generally

BANA originates and owns credit card accounts from which it has sold, and may continue to sell, certain receivables to Funding. These receivables have been, and will be, sold pursuant to a receivables purchase agreement between BANA and Funding. As described below under "*Master Trust II—The Receivables*" and "*—Addition of Master Trust II Assets*," Funding has the right (or in certain circumstances, the obligation) to designate to master trust II, from time to time, additional credit card accounts for the related receivables to be included as receivables transferred to master trust II. Funding will convey to master trust II its interest in all receivables of such additional credit card accounts, whether such receivables are then existing or thereafter created, pursuant to the master trust II agreement.

The Receivables Purchase Agreement

Sale of Receivables

BANA is the owner of the accounts which generate the receivables that are purchased by the transferor under the receivables purchase agreement between BANA and Funding and then transferred by Funding to master trust II. In connection with the sale of receivables to Funding, BANA (and, prior to the BACCS Removal Date, as appropriate, BACCS) has:

- filed appropriate UCC financing statements to evidence the sale to Funding and to perfect Funding's right, title and interest in those receivables; and

- indicated in its computer files that the receivables have been sold to Funding.

Pursuant to the receivables purchase agreement:

- BANA (and, prior to the BACCS Removal Date, BACCS) sold all of its right, title and interest in the receivables existing in the initial accounts at the close of business on the initial cut-off date and receivables arising thereafter in those accounts, in each case including all interchange, insurance proceeds and recoveries allocable to such receivables, all monies due

or to become due, all amounts received or receivable, all collections and all proceeds, each as it relates to such receivables; and

- BANA will sell all of its right, title and interest in the receivables existing in the additional accounts at the close of business on the date of designation for inclusion in master trust II and receivables arising thereafter in those accounts, in each case including all interchange, insurance proceeds and recoveries, all monies due or to become due, all amounts received or receivable, all collections and all proceeds, each as it relates to such receivables.

Pursuant to the master trust II agreement, those receivables are then transferred immediately by Funding, subject to certain conditions, to master trust II, and Funding has assigned to master trust II its rights under the receivables purchase agreement.

Representations and Warranties

In the receivables purchase agreement, BANA represents and warrants to Funding to the effect that, among other things:

- it is validly existing in good standing under the applicable laws of the applicable jurisdiction and has full power and authority to own its properties and conduct its business;

- the execution and delivery of the receivables purchase agreement and the performance of the transactions contemplated by that document will not conflict with or result in any breach of any of the terms of any material agreement to which BANA is a party or by which its properties are bound and will not conflict with or violate any requirements of law applicable to BANA; and

- all governmental authorizations, consents, orders, approvals, registrations or declarations required to be obtained by BANA in connection with the execution and delivery of, and the performance of the receivables purchase agreement have been obtained.

Prior to the BACCS Removal Date, BACCS made similar representations and warranties to Funding. For so long as the receivables purchase agreement remains in effect, such representations and warranties made by BACCS will be in effect and enforceable against BANA, as assignee of all of BACCS's rights and obligations under the receivables purchase agreement, such assignment having been given effect on the BACCS Removal Date.

Repurchase Obligations

In the receivables purchase agreement, BANA makes the following representations and warranties, among others:

- as of July 8, 2015 with respect to the initial accounts, and as of the date of designation for sale to Funding with respect to additional accounts, the list of accounts identifies all accounts the receivables of which are to be sold by BANA to Funding;

- each receivable conveyed to Funding has been conveyed free and clear of any lien or encumbrance, other than liens for municipal and other local taxes;

- all government authorizations, consents, orders, approvals, registrations or declarations required in connection with BANA's sale of receivables to Funding have been duly obtained, effected or given and are in full force and effect;

- on the date of designation for inclusion in master trust II, each account is an Eligible Account;

- as of July 8, 2015, each receivable then existing in an initial account is an Eligible Receivable and, on the applicable additional cut-off date, each receivable then existing in the related additional account is an Eligible Receivable; and

- as of the date of the creation of any new receivable sold to Funding by BANA, such receivable is an Eligible Receivable.

Prior to the BACCS Removal Date, BACCS made similar representations and warranties to Funding relating to receivables that were then transferred by Funding to master trust II. For so long as such receivables are assets of master trust II, such representations and warranties made by BACCS regarding those receivables will be in effect and enforceable against BANA, as assignee of all of BACCS's rights and obligations under the receivables purchase agreement, such assignment having been given effect on the BACCS Removal Date.

Similar representations and warranties are made by Funding under the master trust II agreement. The receivables purchase agreement provides that if BANA breaches any of the representations and warranties described above (or if the similar representations and warranties made by BACCS prior to the BACCS Removal Date are breached) and, as a result, Funding is required under the master trust II agreement to accept a reassignment of the related ineligible receivables transferred to master trust II by Funding, then BANA will accept reassignment of such ineligible receivables and pay to Funding an amount equal to the unpaid balance of such ineligible receivables. For a description of Funding's obligations under the master trust II agreement to accept reassignment of ineligible receivables transferred to master trust II by Funding and how master trust II is compensated in such cases, see "*Master Trust II—Representations and Warranties*."

Reassignment of Other Receivables

BANA also represents and warrants in the receivables purchase agreement that (a) the receivables purchase agreement and any supplemental conveyances each constitute a legal, valid and binding obligation of BANA and (b) the receivables purchase agreement and any supplemental conveyance constitute a valid sale to Funding of the related receivables, and that the sale is perfected under the applicable UCC.

Prior to the BACCS Removal Date, BACCS made similar representations and warranties to Funding relating to receivables that were then transferred by Funding to master trust II. For so long as such receivables are assets of master trust II, such representations and warranties made by BACCS regarding those receivables will be in effect and enforceable against BANA, as assignee of all of BACCS's rights and obligations under the receivables purchase agreement, such assignment having been given effect on the BACCS Removal Date.

If either of the representations described in (a) or (b) of the second preceding paragraph is not true and correct in any material respect and as a result of such breach Funding is required under the master trust II agreement to accept a reassignment of all of the receivables previously sold to it by BANA (or, prior to the BACCS Removal Date, by BACCS) pursuant to the receivables purchase agreement,

BANA will accept a reassignment of those receivables. If BANA is required to accept reassignment under the second preceding paragraph, BANA will pay to Funding an amount equal to the unpaid balance of the reassigned receivables. For a description of Funding's obligations under the master trust II agreement to accept reassignment of reassigned receivables transferred to master trust II by Funding and how master trust II is compensated in such cases, see "*Master Trust II—Representations and Warranties*."

Amendments

The receivables purchase agreement may be amended by BANA and Funding without consent of any investor certificateholders or noteholders. No amendment, however, may be effective unless written confirmation has been received by Funding from each rating agency that the amendment will not result in the reduction, qualification or withdrawal of the respective ratings of each rating agency for any securities issued by master trust II.

Termination

The receivables purchase agreement will terminate upon either (a) the termination of master trust II pursuant to the master trust II agreement, or (b) an amendment to the master trust II agreement to replace Funding as transferor under the master trust II agreement. In addition, if BANA or Funding becomes a debtor in a bankruptcy case or certain other liquidation, bankruptcy, insolvency or similar events occur, BANA will cease to transfer receivables to Funding and promptly give notice of that event to Funding and the master trust II trustee.

Master Trust II

The following discussion summarizes the material terms of the master trust II agreement—originally dated August 4, 1994 and as most recently amended and restated as of [_____] [__], 201[_], among BANA, as servicer, Funding, as transferor, and The Bank of New York Mellon, as master trust II trustee, which has been and may be amended from time to time, and is referred to in this prospectus as the master trust II agreement—and the series supplements to the master trust II agreement.

General

Master trust II has been formed in accordance with the laws of the State of Delaware. Master trust II is governed by the master trust II agreement. Master trust II will only engage in the following business activities:

- acquiring and holding master trust II assets;

- issuing series of certificates and other interests in master trust II;

- receiving collections and making payments on Series 2001-D, other series of investor certificates, and other interests in master trust II; and

- engaging in related activities (including, for any series, obtaining any enhancement and entering into an enhancement agreement relating thereto).

As a consequence, master trust II is not expected to have any need for additional capital resources other than the assets of master trust II.

Master Trust II Trustee

The Bank of New York Mellon, a New York banking corporation, is the master trust II trustee under the master trust II agreement. See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—The Bank of New York Mellon*" for a description of The Bank of New York Mellon. The master trust II trustee, BANA, Funding and any of their respective affiliates may hold certificates in their own names. For purposes of meeting the legal requirements of certain local jurisdictions, the master trust II trustee will have the power to appoint a co-master trust II trustee or separate master trust II trustees of all or any part of master trust II. In the event of such appointment, all rights, powers, duties and obligations conferred or imposed upon the master trust II trustee by the master trust II agreement will be conferred or imposed upon the master trust II trustee and such separate trustee or co-trustee jointly, or, in any jurisdiction in which the master trust II trustee shall be incompetent or unqualified to perform certain acts, singly upon such separate trustee or co-trustee who shall exercise and perform such rights, powers, duties and obligations solely at the direction of the master trust II trustee.

Under the terms of the master trust II agreement, the servicer agrees to pay to the master trust II trustee reasonable compensation for performance of its duties under the master trust II agreement. The master trust II trustee has agreed to perform only those duties specifically set forth in the master trust II agreement. Many of the duties of the master trust II trustee are described in "*Master Trust II*" and throughout this prospectus. Under the terms of the master trust II agreement, the master trust II trustee's limited responsibilities include the following:

- to deliver to certificateholders of record certain notices, reports and other documents received by the master trust II trustee, as required under the master trust II agreement;

- to authenticate, deliver, cancel and otherwise administer the investor certificates;

- to remove and reassign ineligible receivables and accounts from master trust II;

- to establish and maintain necessary master trust II accounts and to maintain accurate records of activity in those accounts;

- to serve as the initial transfer agent, paying agent and registrar, and, if it resigns these duties, to appoint a successor transfer agent, paying agent and registrar;

- to invest funds in the master trust II accounts at the direction of the servicer;

- to represent the certificateholders in interactions with clearing agencies and other similar organizations;

- to distribute and transfer funds at the direction of the servicer, as applicable, in accordance with the terms of the master trust II agreement;

- to file with the appropriate party all documents necessary to protect the rights and interests of the certificateholders;

- to enforce the rights of the certificateholders against the servicer, if necessary;

- to notify the certificateholders and other parties, to sell the receivables, and to allocate the proceeds of such sale, in the event of the termination of master trust II;

- to cause a sale of receivables on the legal maturity date of any accelerated tranche of notes; and

- to perform certain other administrative functions identified in the master trust II agreement.

In addition to the responsibilities described above, the master trust II trustee has the discretion to require Funding to cure a potential Pay Out Event and to declare a Pay Out Event. See "*Master Trust II—Pay Out Events*."

If a servicer default occurs, in addition to the responsibilities described above, the master trust II trustee may be required to appoint a successor servicer or to take over servicing responsibilities under the master trust II agreement. See "*Master Trust II—Servicer Default*." In addition, if a servicer default occurs, the master trust II trustee, in its discretion, may proceed to protect its rights or the rights of the investor certificateholders under the master trust II agreement by a suit, action or other judicial proceeding.

The master trust II trustee is not liable for any errors of judgment as long as the errors are made in good faith and the master trust II trustee was not negligent. The master trust II trustee may resign at any time, and it may be forced to resign if the master trust II trustee fails to meet the eligibility requirements specified in the master trust II agreement.

The holders of a majority of investor certificates have the right to direct the time, method or place of conducting any proceeding for any remedy available to the trustee under the master trust II agreement.

The master trust II trustee may resign at any time, in which event the transferor will be obligated to appoint a successor master trust II trustee. The transferor may also remove the master trust II trustee if the master trust II trustee ceases to be eligible to continue as such under the master trust II agreement or if the master trust II trustee becomes insolvent. In such circumstances, the transferor will be obligated to appoint a successor master trust II trustee. Any resignation or removal of the master trust II trustee and appointment of a successor master trust II trustee does not become effective until acceptance of the appointment by the successor master trust II trustee.

Any successor trustee will execute and deliver to the transferor, BANA and its predecessor master trust II trustee an instrument accepting the appointment. Any successor trustee must: (1) be a corporation organized and doing business under the laws of the United States of America or any state thereof; (2) be authorized under such laws to exercise corporate trust powers; (3) have a long-term unsecured debt rating of at least Baa3 by Moody's, BBB- by Standard & Poor's and BBB by Fitch; (4) have, in the case of an entity that is subject to risk-based capital adequacy requirements, risk-based capital of at least $50,000,000 or, in the case of an entity that is not subject to risk-based capital adequacy requirements, have a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by federal or state authority; (5) be approved by Standard & Poor's to act as the master trust II trustee; (6) service a portfolio of consumer revolving credit card accounts or other consumer revolving credit accounts; (7) be legally qualified and have the capacity to service the Master Trust II Portfolio; (8) be qualified (or licensed) to use the software that the servicer is then currently using to service the Master Trust II Portfolio or obtains the right to use, or has its own, software which is adequate to perform its duties under the master trust II agreement; (9) have, in the reasonable judgment of the master trust II trustee, demonstrated the ability to professionally and competently service a portfolio of similar accounts in accordance with customary standards of skill and care; and (10) have a net worth of at least $50,000,000 as of the end of its most recent fiscal quarter.

The master trust II trustee may appoint one or more co-trustees and vest in that co-trustee or those co-trustees, for the benefit of the certificateholders, such title to the assets in master trust II or part thereof. No co-trustee appointed in such manner will be subject to the eligibility requirements discussed in the preceding paragraph.

The servicer has agreed to pay the master trust II trustee's fees and expenses. The payment of those fees and expenses by the servicer will be made without reimbursement from any master trust II account. See "*The Indenture—Events of Default Remedies*."

The Receivables

The Master Trust II Portfolio consists of receivables which arise in credit card accounts selected from the Bank Portfolio on the basis of criteria set forth in the master trust II agreement as applied on the Cut-Off Date or, for additional accounts, as of the date of their designation. The receivables in master trust II may include receivables that are contractually delinquent. Funding will have the right (subject to certain limitations and conditions set forth therein), and in some circumstances will be obligated, to designate from time to time additional eligible revolving credit card accounts to be included as accounts and to transfer to master trust II all receivables of such additional accounts, whether such receivables are then existing or thereafter created.

Funding, as transferor, will be required to designate additional credit card accounts, to the extent available:

(a) to maintain the Transferor Interest so that, during any period of 30 consecutive days, the Transferor Interest averaged over that period equals or exceeds the Minimum Transferor Interest for the same period; and

(b) to maintain, for so long as master trust II investor certificates of any series (including Series 2001-D) remain outstanding, and as measured on each record date, an aggregate amount of principal receivables equal to or greater than the Minimum Aggregate Principal Receivables. Any additional credit card accounts designated by Funding must meet certain eligibility requirements on the date of designation.

[Funding's obligation to maintain the Transferor Interest so that it equals or exceeds the Minimum Transferor Interest and BANA's obligation to comply with U.S. risk retention requirements are independent obligations and are determined differently. See "*Transaction Parties; Legal Proccedings; Affiliations, Relationships and Related Transactions—BANA and Affiliates—Credit Risk Retention*" for a description of BANA's obligation to comply with U.S. risk retention requirements and how its baseline risk retention requirement is determined.][5]

Funding also has the right (subject to certain limitations and conditions) to require the master trust II trustee to reconvey all receivables in credit card accounts designated by Funding for removal, whether such receivables are then existing or thereafter created. Once a credit card account is removed, receivables existing or arising under that credit card account are not transferred to master trust II.

Throughout the term of master trust II, the credit card accounts from which the receivables arise will be the credit card accounts designated by Funding on the Cut-Off Date *plus* any additional credit card accounts *minus* any removed credit card accounts. For each series of certificates issued by master trust II,

---

[5] *To be included in prospectuses in connection with issuances of notes after the compliance date for the U.S. risk retention rule.*

Funding will represent and warrant to master trust II that, as of the date of issuance of the related series and the date receivables are conveyed to master trust II, such receivables meet certain eligibility requirements. See "—*Representations and Warranties*" below.

With 30 days' prior written notice to the servicer, the master trust II trustee and each rating agency, Funding may designate a percentage (referred to as the discount percentage), which may be a fixed percentage or a variable percentage based on a formula, of the amount of principal receivables to be treated after such designation, or for the period specified, as finance charge receivables, so long as:

- Funding delivers to the master trust II trustee a certificate of an authorized officer to the effect that, in the reasonable belief of Funding, the designation of the discount percentage will not cause a Pay Out Event to occur or cause an event which with notice or the lapse of time or both would constitute a Pay Out Event; and

- written confirmation that the designation of the discount percentage will not result in the reduction or withdrawal by any rating agency of its rating of any outstanding series of investor certificates.

After satisfaction of these conditions, the product of the discount percentage and newly-generated principal receivables will be treated as finance charge receivables and referred to as discount option receivables, and in processing collections of principal receivables, the product of the discounted percentage and collections of principal receivables will be treated as collections of finance charge receivables.

[Review of Receivables in Master Trust II Portfolio][6]

General

As required by Rule 193 under the Securities Act of 1933, Funding has performed a review of the receivables in the Master Trust II Portfolio and the disclosure relating to those receivables included in this prospectus, including the information provided in Annex I to this prospectus. The review was designed and effected to provide reasonable assurance that the disclosure regarding those receivables is accurate in all material respects.

The review process, which is conducted by Funding and its affiliates as described further below, involves (i) the review of information relating to the underwriting process and credit and risk controls for the related accounts, (ii) the periodic review of internal data systems, financial processes and controls, (iii) the review of information regarding the historical performance and current composition of the receivables presented in this prospectus and (iv) the review of qualitative or factual disclosure regarding the receivables presented in this prospectus.

Oversight of Underwriting, Credit and Risk Controls

---

[6] *The Rule 193 review will encompass the receivables comprising the Master Trust II Portfolio at the time of each takedown, including receivables added to the pool prior to that time, and will address whether those receivables deviate from disclosed underwriting criteria or any other criteria or benchmark used to evaluate the assets, as contemplated by Items 1111(a)(7) and (8) of Regulation AB.*

The underwriting and credit authorization processes applicable to BANA's accounts are described under "*BANA's Credit Card Activities—Origination, Account Acquisition, Credit Lines and Use of Credit Card Accounts*" in this prospectus. BANA's risk evaluation processes are described under "*BANA's Credit Card Portfolio—Risk Control and Fraud*" in this prospectus. BANA regularly monitors compliance with established underwriting and credit policies and procedures and risk controls, including monitoring, periodic review and validation of models that govern automated credit approval decisions as well as supplementary subjective review and approval policies. These policies, procedures and controls are overseen by credit risk committees at the board, management and line of business levels. These committees are responsible, among other things, for approval of new or significant changes to BANA's consumer credit policies; monitoring business credit risk metrics; establishing and ensuring adherence to operational risk limits for BANA; assessing consumer credit risk performance and asset quality against all business credit risk metrics, performance trends and key risk indicators; identifying emerging risks impacting consumer credit risk; and reviewing key risk issues identified during internal audits, credit review, regulatory examinations and internal responses to these issues.

BANA relies, in part, on models that apply statistical, economic, financial and mathematical techniques and assumptions to provide quantitative estimates contributive to BANA's credit approval decisions. The design, development and use of these models by BANA are subject to oversight and review by model risk governance, which is provided by the board of directors, acting through its committees, the chief model risk officer, appropriate line of business model risk officers and senior management. Model risk management for BANA, which reports to the Consumer Banking Division's model risk officer, is responsible for establishing procedures that support BANA's Enterprise Model Risk Policy and verifying that required model risk controls, as specified by the Enterprise Model Risk Policy and Model Risk Control Procedures, are implemented and maintained. Additionally, BANA's credit risk committee conducts ongoing monitoring and periodic reviews to ensure that models are performing within the benchmarks established by the Enterprise Model Risk Policy. Model risk management for BANA evaluates the results of model performance validation and develops remediation plans for models that do not satisfy Enterprise Model Risk Policy guidelines.

Corporate Audit is responsible for assessing the overall effectiveness of the risk management framework applicable to BANA and evaluating credit, operational, and model risk. Corporate Audit participates in governance routines and routinely tests and evaluates BANA risk practices.

Internal Data Systems, Financial Processes and Controls

Funding's review of the receivables in the Master Trust II Portfolio is supported by BANA's extensive control processes used in the day-to-day operation of its credit card business. These controls include financial reporting controls, regular audits of key internal and third party business functions, including account origination, servicing and systems processing, and controls to verify compliance with procedures.

Monitoring of the accounts and receivables is effected through an integrated network of computer systems. These systems are used to verify that information about the accounts and receivables is accurately captured and securely maintained by BANA and its affiliates. The systems are periodically reviewed to provide reasonable assurance regarding the integrity, accuracy and completeness of the captured information. Data maintained by these computer systems facilitates management's assessments of the accuracy and integrity of BANA's account-level and pool asset data.

Quantitative Asset Pool Review

Funding and its affiliates use information generated by computer systems maintained by BANA and its subsidiaries and Total System Services, Inc. to create reports used to populate the tables included in this prospectus. Funding, with the assistance of a third party, reviews the financial and other quantitative information on the receivables and the accounts presented in those tables to compare the data presented with the reports generated by BANA's computer systems and certain recalculations are performed. Funding determined the nature, extent and timing of the review and the level of assistance provided by the third party. Funding assumes responsibility for the review and attributes all findings and conclusions of the review to itself.

Review of Qualitative or Factual Disclosure

Disclosure in this prospectus consisting of qualitative or factual information regarding the receivables in the Master Trust II Portfolio was reviewed and approved by those officers and employees of Funding and its affiliates who are knowledgeable about such information.

Conclusion of Review

Funding has concluded that the review described above provides reasonable assurance that the disclosure regarding the receivables in the Master Trust II Portfolio in this prospectus, including the information provided in Annex I to this prospectus, is accurate in all material respects.

Demands for Repurchases of Receivables in Master Trust II Portfolio

The transaction documents contain covenants requiring the repurchase of receivables from master trust II for the breach of a related representation or warranty as described under "*Master Trust II— Representations and Warranties*" in this prospectus. None of the receivables securitized by BANA (the sponsor of master trust II and the issuing entity) were the subject of a demand to repurchase or replace for a breach of such representations and warranties during the period from [•] [•], 201[•] to [•] [•], 201[•]. Funding, as securitizer, discloses all such demands for repurchase in its reports on Form ABS-15G filed with the SEC. Funding filed its most recent Form ABS-15G with the SEC on [•] [•], 201[•]. Funding's Central Index Key (CIK) number is 0001370238.

Investor Certificates

Each series of master trust II certificates will represent interests in certain assets of master trust II, including the right to the applicable investor percentage of all cardholder payments on the receivables in master trust II. For Series 2001-D, the Investor Interest on any date will be equal to the sum of the nominal liquidation amounts of all notes secured by the collateral certificate *plus* the Class D Investor Interest.

Funding owns the Transferor Interest which represents the interest in master trust II not represented by the investor certificates issued and outstanding under master trust II or the rights, if any, of any credit enhancement providers to receive payments from master trust II. The holder of the Transferor Interest, subject to certain limitations, will have the right to the Transferor Percentage of all cardholder payments from the receivables in master trust II. The Transferor Interest may be transferred in whole or in part subject to certain limitations and conditions set forth in the master trust II agreement. At the discretion of Funding, the Transferor Interest may be held either in an uncertificated form or in the form

of a certificate representing the Transferor Interest, called a transferor certificate. See "*—Certain Matters Regarding the Servicer and the Transferor*" below.

The amount of principal receivables in master trust II will vary each day as new principal receivables are created and others are paid or charged-off as uncollectible. The amount of the Transferor Interest will fluctuate each day, therefore, to reflect the changes in the amount of the principal receivables in master trust II. As a result, the Transferor Interest will generally increase to reflect reductions in the Investor Interest for such series and will also change to reflect the variations in the amount of principal receivables in master trust II. The Transferor Interest will generally decrease as a result of the issuance of a new series of investor certificates by master trust II or as a result the issuance of a new series, class or tranche of notes or otherwise. See "*—New Issuances*" below and "*The Notes—Issuances of New Series, Classes and Tranches of Notes*" in this prospectus.

Conveyance of Receivables

Pursuant to the master trust II agreement, each of BANA and Funding, during the period it was the seller or the transferor, as applicable, has assigned to master trust II its interest in all receivables arising in the initial accounts, as of the Cut-Off Date, and has assigned and will assign its interest in all of the receivables in the additional accounts, as of the related account addition date. In addition, BANA or Funding, as applicable, has assigned to master trust II all of its interest in all receivables thereafter created under such accounts, all interchange, recoveries and insurance proceeds allocable to master trust II, and the proceeds of all of the foregoing.

In connection with each previous transfer of the receivables to master trust II, BANA and Funding have respectively indicated, and in connection with each subsequent transfer of receivables to master trust II, Funding will indicate, in its computer files that the receivables have been conveyed to master trust II. In addition, Funding has provided or will provide to the master trust II trustee computer files or microfiche lists, containing a true and complete list showing each credit card account, identified by account number and by total outstanding balance on the date of transfer. BANA, as servicer, will not deliver to the master trust II trustee any records or agreements relating to the credit card accounts or the receivables.

Except as stated above, the records and agreements relating to the credit card accounts and the receivables in master trust II maintained by Funding or the servicer are not and will not be segregated by Funding or the servicer from other documents and agreements relating to other credit card accounts and receivables and are not and will not be stamped or marked to reflect the transfer of the receivables to master trust II. However, the computer records of BANA are marked to evidence the transfer of the receivables to Funding and the computer records of Funding are marked to evidence the transfer of the receivables to master trust II. BANA has filed Uniform Commercial Code financing statements for the transfer of the receivables to Funding, as transferor, and Funding has filed Uniform Commercial Code financing statements for the transfer of the receivables to master trust II. In the case of the transfer of the receivables from BANA to Funding, such financing statements must meet the requirements of North Carolina state law. In the case of the transfer of the receivables from Funding to master trust II, such financing statements must meet the requirements of Delaware state law.

Addition of Master Trust II Assets

As described above under "*—The Receivables*," Funding has the right (or in certain circumstances, the obligation) to designate to master trust II, from time to time, additional credit card accounts for the related receivables to be included as receivables transferred to master trust II. Funding

will convey to master trust II its interest in all receivables of such additional credit card accounts, whether such receivables are then existing or thereafter created.

Each additional account must be an Eligible Account at the time of its designation. However, additional credit card accounts may not be of the same credit quality as other credit card accounts transferred to master trust II. Additional credit card accounts may have been originated by BANA using credit criteria different from those which were applied by BANA to the other credit card accounts transferred to master trust II. For example, additional credit card accounts may have been acquired by BANA from an institution which may have had different credit criteria. See "*BANA's Credit Card Activities—Origination, Account Acquisition, Credit Lines and Use of Credit Card Accounts*" for a description of the credit criteria used to originate accounts comprising the Master Trust II Portfolio.

A conveyance by Funding to master trust II of receivables in additional credit card accounts is subject to the following conditions, among others:

- Funding shall give the master trust II trustee, each rating agency and the servicer written notice that such additional accounts will be included, which notice shall specify the approximate aggregate amount of the receivables or interests therein to be transferred;

- Funding shall have delivered to the master trust II trustee a written assignment (including an acceptance by the master trust II trustee on behalf of master trust II for the benefit of the certificateholders) as provided in the assignment agreement relating to such additional accounts, and Funding shall have delivered to the master trust II trustee a computer file or microfiche list, dated as of the Addition Date, containing a true and complete list of such additional accounts transferred to master trust II;

- Funding shall represent and warrant that:

  —each additional credit card account is, as of the Addition Date, an Eligible Account, and each receivable in such additional credit card account is, as of the Addition Date, an Eligible Receivable;

  —no selection procedures believed by the transferor to be materially adverse to the interests of the certificateholders were utilized in selecting the additional credit card accounts; and

  —as of the Addition Date, Funding is not insolvent;

  - Funding shall deliver certain opinions of counsel with respect to the transfer of the receivables in the additional credit card accounts to master trust II; and

  - where the additional credit card accounts are greater than the Maximum Addition Amount for the related three-month period, each rating agency then rating any series of certificates outstanding under master trust II shall have previously consented to the addition of such additional credit card accounts.

As used above, the term "Maximum Addition Amount" means, for any Addition Date, the number of accounts originated by BANA and designated as additional accounts without prior rating agency confirmation of its then existing rating of any series of certificates outstanding which would either:

149

- for any three consecutive months be equal to the product of (i) 15% and (ii) the number of accounts designated to master trust II as of the first day of the calendar year during which such months commence; or

- for any twelve-month period be equal to the product of (i) 20% and (ii) the number of accounts designated to master trust II as of the first day of such twelve-month period.

However, if the aggregate principal balance in the additional accounts specified above, as the case may be, exceeds either (y) the product of (i) 15% and (ii) the aggregate amount of principal receivables determined as of the first day of the third preceding month *minus* the aggregate amount of principal receivables as of the date each such additional account was designated to master trust II in all of the accounts owned by the transferor that have been designated as additional accounts since the first day of the third preceding month, or (z) the product of (i) 20% and (ii) the aggregate amount of principal receivables determined as of the first day of the calendar year in which such Addition Date occurs *minus* the aggregate amount of principal receivables as of the date each such additional account was designated to master trust II in all of the accounts owned by BANA that have been designated as additional accounts since the first day of such calendar year, the Maximum Addition Amount will be an amount equal to the lesser of the aggregate amount of principal receivables specified in either clause (y) or (z).

In addition to the periodic reports otherwise required to be filed by the servicer with the SEC pursuant to the Securities Exchange Act of 1934, the servicer intends to file, on behalf of master trust II, a report on Form 8-K with respect to any addition to master trust II of receivables in additional credit card accounts that would have a material effect on the composition of the assets of master trust II.

Removal of Accounts

Funding may, but shall not be obligated to, designate from time to time certain credit card accounts to be removed accounts, all receivables in which shall be subject to removal from master trust II. Funding, however, may not make more than one such designation in any month unless any additional designation over one in a month is in response to a third-party action or decision not to act and not a unilateral action of Funding. Funding will be permitted to designate and require reassignment to it of the receivables from removed accounts only upon satisfaction of the following conditions, among others:

- the removal of any receivables of any removed accounts shall not, in the reasonable belief of Funding, cause a Pay Out Event to occur;

- Funding shall have delivered to the master trust II trustee for execution a written assignment and an updated account list, dated as of the Removal Date, containing a true and complete list of all removed accounts identified by account number and the aggregate amount of the receivables in such removed accounts;

- Funding shall represent and warrant that it has not used any selection procedures believed by Funding to be materially adverse to the interests of the holders of any series of certificates outstanding under master trust II in selecting the related removed accounts;

- each rating agency then rating each series of investor certificates outstanding under master trust II shall have received notice of such proposed removal of accounts and Funding shall have received notice from each such rating agency that such proposed removal will not result in a downgrade or withdrawal of its then-current rating for any such series;

- the Transferor Interest as a percentage of the aggregate amount of principal receivables of the accounts then existing in master trust II less the aggregate amount of principal receivables of the removed accounts shall not be less than the Minimum Transferor Interest on the date of such removal;

- the aggregate amount of principal receivables of the accounts then existing in master trust II less the aggregate amount of principal receivables of the removed accounts shall not be less than the Minimum Aggregate Principal Receivables;

- the principal receivables of the removed accounts shall not equal or exceed 5% of the aggregate amount of the principal receivables in master trust II at such time; except, that if any series of master trust II investor certificates or tranche of notes has been paid in full, the principal receivables in such removed accounts may not equal or exceed the sum of:

  —the initial Investor Interest or the aggregate principal amount of the certificates of such series or tranche, as applicable, of such series; *plus*

  —5% of the aggregate amount of the principal receivables in master trust II at such time after giving effect to the removal of accounts in an amount approximately equal to the initial Investor Interest of such series; and

- Funding shall have delivered to the master trust II trustee an officer's certificate confirming the items set forth above.

In addition, Funding's designation of any account as a removed account shall be random, unless Funding's designation of any such account is in response to a third-party action or decision not to act and not the unilateral action of the transferor.

Account Removals Since 2011			
Removal Date	**Number of Accounts Removed**	**Principal Receivables**	**Finance Charge Receivables**
June 30, 2011	363,781	$722,369,846.62	$7,690,973.53
December 15, 2011	103,217	$147,810,124.47	$1,414,720.24
December 20, 2011	298,757	$478,000,431.49	$3,977,899.16
December 22, 2011	29,315	$80,530,806.93	$625,444.82
May 31, 2012	90,613	$124,131,808.28	$1,952,556.24
June 28, 2012	152,078	$411,974,256.95	$3,982,756.30
February 12, 2014	103,153	$370,502,314.29	$3,445,695.63
April 15, 2014	168,581	$610,458,519.03	$5,192,685.41
September 29, 2015	151,697	$224,433,162.15	$7,442,556.82
October 30, 2015	930,486	$2,308,053,980.70	$81,412,539.76

In addition to the removals listed in the chart above, Funding anticipates exercising its right to remove accounts and related receivables from master trust II in a series of removals that comply with the

conditions above in order to significantly reduce the Transferor Interest during the fourth quarter of 2015 and the first half of 2016. Funding currently anticipates that the aggregate amount of the principal receivables to be removed from master trust II will not exceed $12 billion. The Transferor Interest was approximately $[●] as of [●] [●], 201[●], representing approximately [●] percent of the average principal receivables in master trust II for the period from [●] [●], 201[●] to [●] [●], 201[●]. As of [●] [●], 201[●], the Minimum Transferor Interest was 4% of the average principal receivables in master trust II for the same period. See the definition of "Minimum Transferor Interest" in the glossary for a description of how the Minimum Transferor Interest is determined.

The cumulative removal of the accounts and related receivables from master trust II listed in the chart above and anticipated to be removed as described in the preceding paragraph is not expected to materially impact the performance of master trust II. For removals completed prior to February 5, 2015, this chart presents principal receivables and finance charge receivables data produced by BANA's trust methodology as opposed to BANA's cardholder methodology. For removals completed on and after February 5, 2015, this chart presents principal receivables and finance charge receivables data produced by BANA's current consolidated methodology. See "—*Collection and Other Servicing Procedures— Current Consolidated Payment Prioritization Methodology Not Fully Comparable with Previous Payment Prioritization Methodologies*" below for a description of the two payment prioritization methodologies formerly utilized by BANA and their differences and the consolidated payment prioritization methodology BANA uses currently.

Funding will be permitted, at any time, to designate as a removed account without the consent of the master trust II trustee, certificateholders, noteholders or rating agencies, and without having to satisfy the conditions described above, any account that has a zero balance and which Funding will remove from its computer file. Prior to April 2007, zero balance accounts were removed from master trust II as an aspect of regular trust maintenance. In April 2007, these zero balance account removals were suspended due to a system limitation. As a result of that suspension, over time, the number of zero balance accounts in master trust II increased from approximately 29.5 million zero balance accounts in March 2007 to approximately 44.8 million zero balance accounts in August 2011. In August 2011, the removal of zero balance accounts from master trust II was resumed as an aspect of routine trust maintenance and it is currently expected to continue going forward. Between August 2011 and December 2014, BANA removed approximately 40.1 million zero balance accounts from master trust II. In December 2014, in anticipation of BANA's implementation of a systems initiative to transfer certain credit card processing services to Total System Services, Inc. on February 5, 2015, the removal of zero balance accounts from master trust II was again suspended, and, due to a computer system limitation, has not resumed. It is not currently known when this computer system limitation may be resolved. As a result of this suspension, over time, the number of zero balance accounts in master trust II is again expected to increase. During the period from December 2014 until June 2015, the number of zero balance accounts in master trust II increased by approximately 79,422 zero balance accounts.

Collection and Other Servicing Procedures

The servicer will be responsible for servicing and administering the receivables in accordance with the servicer's policies and procedures for servicing credit card receivables comparable to the receivables. BANA and its predecessors have been servicing credit card receivables in connection with securitizations since 1986. See "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—BANA and Affiliates*" for a discussion of BANA. See "—*Current Consolidated Payment Prioritization Methodology Not Fully Comparable with Previous Payment Prioritization Methodologies*" below for a description of the two payment prioritization methodologies utilized by BANA for servicing the credit card accounts and for reporting data relating to master trust II, and their differences. Servicing activities to be performed by the servicer include collecting and recording

payments, communicating with accountholders, investigating payment delinquencies, evaluating the increase of credit limits and the issuance of credit cards, providing billing and tax records to accountholders and maintaining internal records for each account. Managerial and custodial services performed by the servicer on behalf of master trust II include providing assistance in any inspections of the documents and records relating to the accounts and receivables by the master trust II trustee pursuant to the master trust II agreement, maintaining the agreements, documents and files relating to the accounts and receivables as custodian for master trust II and providing related data processing and reporting services for investor certificateholders of any series and on behalf of the master trust II trustee.

If BANA became insolvent, a Pay Out Event and a Servicer Default would occur. If a Pay Out Event occurs, this could cause an early redemption of the notes, and payments on your notes could be accelerated, delayed or reduced. See "—*Pay Out Events*" below. Furthermore, if a Servicer Default occurs, BANA could be removed as servicer for master trust II and a successor servicer would be appointed. See "—*Servicer Default*" below for more information regarding the appointment of a successor servicer.

Pursuant to the master trust II agreement, BANA, as servicer, has the right to delegate its duties as servicer to any person who agrees to conduct such duties in accordance with BANA's lending guidelines. However, such delegation would not relieve BANA of its obligations as servicer under the master trust II agreement. BANA, as servicer, has delegated some of its servicing duties to its direct, wholly-owned subsidiary Card Processing Reseller. See "*BANA's Credit Card Activities—General*" and "*—Card Processing Reseller and Total System Services, Inc.*" for a description of this delegation.

The servicer will be required to maintain fidelity bond coverage insuring against losses through wrongdoing of its officers and employees who are involved in the servicing of credit card receivables covering such actions and in such amounts as the servicer believes to be reasonable from time to time.

The servicer may not resign from its obligations and duties under the master trust II agreement, except upon determination that performance of its duties is no longer permissible under applicable law. No such resignation will become effective until the master trust II trustee or a successor to the servicer has assumed the servicer's responsibilities and obligations under the master trust II agreement.

Current Consolidated Payment Prioritization Methodology Not Fully Comparable with Previous Payment Prioritization Methodologies

Prior to February 5, 2015, BANA utilized two payment prioritization methodologies when servicing credit card accounts. The cardholder cycle payment methodology was utilized for customer calculations such as balance subject to finance charge, finance charges billed, and statement balance reporting functions. The daily trust payment methodology was utilized for reporting on the assets in the Master Trust II Portfolio. BANA believes that those two methodologies had been utilized since approximately 1996.

The cardholder methodology prioritized payments to balances by the interest rate applied to the balance, then, within each rate bucket, by the type of balance, generally fees and finance charge receivable balances before principal receivable balances. This methodology ran only when an account cycled once per month, reprocessing all transactions since the last statement. Although a customer's outstanding balance was updated daily under the cardholder methodology as transactions were posted to the system, the component balances (which define principal receivable and finance charge receivable portions) were updated only once per month at the time an account cycled.

The trust methodology prioritized payments by balance type, generally paying all outstanding fees and finance charge receivable balances before paying outstanding principal receivable balances. Also, the trust methodology prioritized some types of credit adjustments between principal receivable balances and finance charge receivable balances differently than did the cardholder methodology. Under the trust methodology, principal receivable and finance charge receivable balances were updated daily as an output of the daily payment allocation.

On February 5, 2015, BANA implemented a systems initiative that consolidated these methodologies into a single payment prioritization methodology. This consolidated methodology prioritizes payments and credit adjustments to balances similar to the cardholder methodology but does so on a daily basis similar to the trust methodology.

The two previously utilized methodologies agreed on the total outstanding balance and total payments received for each credit card account, but they varied with respect to the component principal receivable and finance charge receivable balances. This variance was primarily due to differences in the prioritization applied to payments and credit adjustments under each of the two methodologies. Due to differences in the frequency with which principal receivable and finance charge receivable balances were updated under the two previously utilized methodologies, BANA is not able to precisely quantify the variance in the component principal receivable and finance charge receivable balances at any point in time.

Certain reported master trust II performance and related metrics are calculated, in part, based on component principal receivable or finance charge receivable balances arising in the credit card accounts at one or more points in time and/or on the amount of collections of principal receivables or finance charge receivables received during each relevant period. These metrics include, but are not limited to, historical information presented in Annex I to this prospectus and information included in periodic reports filed on Form 10-D. See "*The Master Trust II Portfolio—Delinquency and Principal Charge-Off Experience—Principal Charge-Off Experience Master Trust II Portfolio* ", "*—Revenue Experience—Revenue Experience Master Trust II Portfolio* ", "*—Principal Payment Rates—Cardholder Monthly Principal Payment Rates Master Trust II Portfolio*" and "*—The Receivables*" below. With the implementation of the consolidated methodology, BANA expects that the reported results for all such reported performance and related metrics are and will be different than would otherwise have been the case had the consolidated methodology used the same prioritization for payments and credit adjustments as was utilized by the trust methodology. However, due to systems limitations, BANA is not able to accurately quantify what the impact was at conversion or will be after conversion to the consolidated methodology. As a result, performance and related metrics reported for the Master Trust II Portfolio for periods ending on or before February 4, 2015 are not fully comparable to the same performance and related metrics reported for the Master Trust II Portfolio for periods after February 4, 2015.

Master Trust II Accounts

The servicer will establish and maintain, in the name of master trust II, for the benefit of certificateholders of all series, an account established for the purpose of holding collections of receivables, called a master trust II collection account, which will be a non-interest bearing segregated account established and maintained with the servicer or with a Qualified Institution. A Qualified Institution may also be a depository institution, which may include the master trust II trustee, which is acceptable to each rating agency.

In addition, for the benefit of the investor certificateholders of certificates issued by master trust II, the master trust II trustee will establish and maintain in the name of master trust II two separate accounts, called a finance charge account and a principal account, in segregated master trust II accounts

(which need not be deposit accounts) with a Qualified Institution (other than BANA or the transferor). Funds in the principal account and the finance charge account for master trust II will be invested, at the direction of the servicer, in Permitted Investments.

Any earnings (net of losses and investment expenses) on funds in the finance charge account or the principal account allocable to Series 2001-D will be included in collections of finance charge receivables allocable to Series 2001-D. The servicer will have the revocable power to withdraw funds from the master trust II collection account and to instruct the master trust II trustee to make withdrawals and payments from the finance charge account and the principal account for the purpose of carrying out the servicer's duties.

Investor Percentage

The servicer will allocate between the Investor Interest of each series issued and outstanding and the Transferor Interest, all amounts collected on finance charge receivables, all amounts collected on principal receivables and all receivables in Defaulted Accounts, based on a varying percentage called the investor percentage. The servicer will make each allocation by reference to the applicable investor percentage of each series and the Transferor Percentage, and, in certain circumstances, the percentage interest of certain credit enhancement providers, for such series. For a description of how allocations will be made to Series 2001-D, the collateral certificate and the Class D certificate by master trust II, see "*Sources of Funds to Pay the Notes—The Collateral Certificate*" and "*Master Trust II—The Class D Certificate*."

Application of Collections

Except as otherwise provided below, the servicer will deposit into the master trust II collection account, no later than the second Business Day following the date of processing, any payment collected by the servicer on the receivables in master trust II. On the same day as any such deposit is made, the servicer will make the deposits and payments to the accounts and parties as indicated below. BANA, as servicer, may make such deposits and payments on a monthly or other periodic basis on each Transfer Date in an amount equal to the net amount of such deposits and payments which would have been made on a daily basis if:

- (i) the servicer provides to the master trust II trustee and Funding a letter of credit covering collection risk of the servicer acceptable to the specified rating agency, and

- (ii) Funding shall not have received a notice from such rating agency that such letter of credit would result in the lowering of such rating agency's then-existing rating of any series of certificates previously issued by master trust II and then-outstanding; or

- the servicer has and maintains a certificate of deposit or short-term deposit rating of P-1 by Moody's, of A-1 by Standard & Poor's, and of F1 by Fitch.

Whether the servicer is required to make monthly or daily deposits from the master trust II collection account into the finance charge account or the principal account, for any month:

- the servicer will only be required to deposit collections from the master trust II collection account into the finance charge account, the principal account or any series account established by a related series supplement up to the required amount to be deposited into any such deposit account or, without duplication, distributed on or prior to the related Distribution Date to certificateholders; and

155

- if at any time prior to such Distribution Date the amount of collections deposited in the master trust II collection account exceeds the amount required to be deposited pursuant to this section, the servicer, subject to certain limitations, will be permitted to withdraw the excess from the master trust II collection account.

The servicer will withdraw the following amounts from the master trust II collection account for application as indicated:

(a) An amount equal to the Transferor Percentage of the aggregate amount of such deposits in respect of principal receivables will be:

—paid to the holder of the Transferor Interest if, and only to the extent that, the Transferor Interest is greater than the Minimum Transferor Interest; or

—deposited in the principal account and treated as Unallocated Principal Collections.

(b) An amount equal to the Transferor Percentage of the aggregate amount of such deposits in respect of finance charge receivables will be:

—deposited in the finance charge account (in an amount equal to the amount of such deposits times the aggregate prefunded amount, if any, on deposit in the principal funding subaccount for any tranche of notes divided by the Transferor Interest) and paid to the issuing entity on the following Transfer Date (in an amount not to exceed the positive difference, if any, between (i) the amount of interest payable to noteholders and derivative counterparties, if any, on such prefunded amount and (ii) the net investment earnings on such prefunded amounts for such month); or

—otherwise paid to the holder of the Transferor Interest.

(c) For series of master trust II certificates other than Series 2001-D, an amount equal to the applicable investor percentage of the aggregate amount of such deposits relating to the finance charge receivables will be deposited into the finance charge account and the aggregate amount of such deposits relating to principal receivables will be deposited into the principal account, in each case, for application and distribution in accordance with the related series supplement. However, so long as certain conditions are satisfied, including that no Pay Out Event has occurred or is continuing, collections of principal receivables allocable to subordinated classes of investor certificates will be deposited in the principal account only up to an amount (not less than zero) equal to:

—1.5 *times* the total monthly interest to be deposited during the current month for all classes of investor certificates described in the related series supplement, *plus*

—if BANA or The Bank of New York Mellon is not the servicer, the monthly servicing fee, *minus*

—the preceding month's finance charge collections allocated to the related investor certificates (unless the transferor or the servicer has knowledge that the current month's finance charge collections will be materially less than the finance charge collections for the prior month, in which case, the lesser amount will be used).

Any collections of principal receivables allocable to subordinated classes of investor certificates in excess of such amount will be commingled with BANA's other funds until the following Transfer Date.

(d) For Series 2001-D, deposits in respect of finance charge receivables and principal receivables will be allocated to Series 2001-D as described in "*Sources of Funds to Pay the Notes—The Collateral Certificate*" in this prospectus. However, so long as certain conditions are satisfied, including that no Pay Out Event relating to Series 2001-D has occurred or is continuing, and that neither an early redemption event nor an event of default relating to the notes has occurred or is continuing, collections of principal receivables allocable to subordinated classes of notes will be deposited in the principal account only up to an amount (not less than zero) equal to:

> —1.5 *times* the aggregate amount targeted to be deposited in the interest funding account during the current month and, following any issuance of notes during such month, the aggregate amount targeted to be deposited in the interest funding account for such newly issued notes during the following month, *plus*

> —if BANA or The Bank of New York Mellon is not the servicer, the monthly servicing fee, *minus*

> —the preceding month's finance charge collections allocated to Series 2001-D (unless the transferor or the servicer has knowledge that the current month's finance charge collections will be materially less than the finance charge collections for the prior month, in which case, the lesser amount will be used).

Any collections of principal receivables allocable to subordinated classes of notes in excess of such amount will be commingled with BANA's other funds until the following Transfer Date.

The amount of collections of principal receivables to be deposited in the principal account for subordinated classes of investor certificates described in clause (c) above, or subordinated classes of notes as described in clause (d) above, is subject to amendment with rating agency approval.

Any Unallocated Principal Collections will be held in the principal account and paid to the holder of the Transferor Interest if, and only to the extent that, the Transferor Interest is greater than the Minimum Transferor Interest. Unallocated Principal Collections will be held for or distributed to investor certificateholders of the series of certificates issued by master trust II (including Series 2001-D) in accordance with related series supplements.

The servicer's compliance with its obligations under the master trust II agreement and each series supplement will be independently verified as described under "*—Evidence as to Compliance*" below.

Defaulted Receivables; Rebates and Fraudulent Charges

On each Determination Date, the servicer will calculate the Aggregate Class D Investor Default Amount for the preceding month, which will be equal to the aggregate amount of the investor percentage of principal receivables in Defaulted Accounts; that is, credit card accounts which in such month were written off as uncollectible in accordance with the servicer's policies and procedures for servicing credit card receivables comparable to the receivables in master trust II. The Aggregate Class D Investor Default Amount, and thus the entire investor percentage of principal receivables in Defaulted Accounts allocable to Series 2001-D, will be allocated only to the Class D Investor Interest, unless the Class D Investor

Interest has been reduced to zero by unreimbursed Class D Investor Charge-Offs or reallocations of collections of principal receivables allocable to the Class D certificate. See "—*The Class D Certificate*" below for a description of the ways in which the Class D Investor Interest can be reduced.

Recoveries on receivables in Defaulted Accounts (net of expenses) will be included as finance charge collections payable to master trust II, provided that if any of such recoveries relates to both receivables in Defaulted Accounts and other receivables, and it cannot be determined with objective certainty whether such recoveries relate to receivables in Defaulted Accounts or other receivables, the amount of recoveries included as finance charge collections payable to master trust II will be the servicer's reasonable estimate of the amount recovered in respect of receivables in Defaulted Accounts.

If the servicer adjusts the amount of any principal receivable because of transactions occurring in respect of a rebate or refund to a cardholder, then the Transferor Interest will be reduced by the amount of the adjustment. In addition, the Transferor Interest will be reduced as a result of transactions in respect of any principal receivable which was discovered as having been created through a fraudulent or counterfeit charge.

If the servicer makes a deposit into the collection account of a receivable that was received in the form of a check which is not honored for any reason or if the servicer makes a mistake in the amount of any deposit of any collection, then the servicer will appropriately adjust subsequent deposits into the collection account to reconcile the dishonored check or mistake. Any payment received in the form of a dishonored check is deemed not to have been paid.

Master Trust II Termination

Master trust II will terminate on the Master Trust II Termination Date. Upon the termination of master trust II and the surrender of the Transferor Interest, the master trust II trustee shall convey to the holder of the Transferor Interest all right, title and interest of master trust II in and to the receivables and other funds of master trust II.

Pay Out Events

A Pay Out Event will cause the early redemption of the notes, including the Class [•](201[•]-[•]) notes. A Pay Out Event refers to any of the following events:

(a)   failure on the part of Funding (i) to make any payment or deposit on the date required under the master trust II agreement or the Series 2001-D supplement (or within the applicable grace period which shall not exceed 5 days) or (ii) to observe or perform in any material respect any other covenants or agreements of Funding set forth in the master trust II agreement or the Series 2001-D supplement, which failure has a material adverse effect on the certificateholders (determined without reference to whether any funds are available under the Class D certificate) and which continues unremedied for a period of 60 days after written notice of such failure, requiring the same to be remedied, and continues to materially and adversely affect the interests of the certificateholders (determined without reference to whether any funds are available under the Class D certificate) for such period;

(b)   any representation or warranty made by Funding in the master trust II agreement or the Series 2001-D supplement, or any information required to be given by Funding to the master trust II trustee to identify the credit card accounts, proves to have been incorrect in any material respect when made or delivered and which continues to be incorrect in any

158

material respect for a period of 60 days after written notice of such failure, requiring the same to be remedied, and as a result of which the interests of the certificateholders (determined without reference to whether any funds are available under the Class D certificate) are materially and adversely affected and continue to be materially and adversely affected for such period, except that a Pay Out Event described in this clause (b) will not occur if Funding has accepted reassignment of the related receivable or all such receivables, if applicable, during such period in accordance with the provisions of the master trust II agreement;

(c)   (i) Funding becomes unable for any reason to transfer receivables to master trust II in accordance with the master trust II agreement or (ii) BANA becomes unable for any reason to transfer receivables to Funding in accordance with the provisions of the receivables purchase agreement between BANA and Funding;

(d)   any Servicer Default occurs which would have a material adverse effect on the certificateholders;

(e)   certain events of insolvency, conservatorship, receivership or bankruptcy relating to Funding or BANA;

(f)   Funding fails to convey receivables arising under additional credit card accounts to master trust II when required by the master trust II agreement; or

(g)   master trust II becomes an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

In the case of any event described in clause (a), (b) or (d) above, a Pay Out Event will occur only if, after any applicable grace period, either the master trust II trustee or the noteholders evidencing interests aggregating not less than 50% of the Adjusted Outstanding Dollar Principal Amount of the outstanding notes, by written notice to Funding and the servicer (and to the master trust II trustee if given by the noteholders) declare that a Pay Out Event has occurred as of the date of such notice.

In the case of any event described in clause (c), (e), (f) or (g), a Pay Out Event will occur without any notice or other action on the part of the master trust II trustee or the noteholders immediately upon the occurrence of such event.

If the only Pay Out Event to occur is either (i) the insolvency or bankruptcy of Funding or BANA, or (ii) the appointment of a conservator or receiver for BANA, the related conservator, receiver or bankruptcy court may have the power to prevent the early sale, liquidation or disposition of the receivables in master trust II and the commencement of a Rapid Amortization Period. In addition, a conservator, receiver or bankruptcy court may have the power to cause the early sale of the receivables in master trust II and the early retirement of the certificates. See "*Risk Factors*" in this prospectus.

On the date on which a Pay Out Event occurs, the Rapid Amortization Period will commence. A Pay Out Event for Series 2001-D is also an early redemption event for the notes, including the Class [•](201[•]-[•]) notes. See "*The Indenture—Early Redemption Events*."

Servicing Compensation and Payment of Expenses

The share of the master trust II servicing fee allocable to Series 2001-D for any Transfer Date, called the Investor Servicing Fee, will equal one-twelfth of the product of (i) 2.00% and (ii) the Weighted

Average Floating Allocation Investor Interest for Series 2001-D for the month preceding such Transfer Date. On each Transfer Date, if BANA or The Bank of New York Mellon is the servicer, servicer interchange for the related month that is on deposit in the finance charge account will be withdrawn from the finance charge account and paid to the servicer in payment of a portion of the Investor Servicing Fee for such month.

The servicer interchange for any month for which BANA or The Bank of New York Mellon is the servicer will be an amount equal to the portion of collections of finance charge receivables allocated to the Investor Interest for Series 2001-D for such month that is attributable to interchange. However, servicer interchange for a month will not exceed one-twelfth of the product of (i) the Weighted Average Floating Allocation Investor Interest for Series 2001-D for such month and (ii) 0.75%. In the case of any insufficiency of servicer interchange on deposit in the finance charge account, a portion of the Investor Servicing Fee allocable to Series 2001-D for such month will not be paid to the extent of such insufficiency and in no event shall master trust II, the master trust II trustee or the collateral certificateholder be liable for the share of the servicing fee to be paid out of servicer interchange.

The share of the Investor Servicing Fee allocable to Series 2001-D for any Transfer Date, called the Net Servicing Fee, is equal to one-twelfth of the product of (i) the Weighted Average Floating Allocation Investor Interest for Series 2001-D and (ii) 1.25%, or if BANA or The Bank of New York Mellon is not the servicer, 2.00%.

The Investor Servicing Fee allocable to Series 2001-D will be funded from collections of finance charge receivables allocated to Series 2001-D. The remainder of the servicing fee for master trust II will be allocable to the Transferor Interest, the Investor Interests of any other series of investor certificates issued by master trust II and any other interests in master trust II, if any, for such series. Neither master trust II, the master trust II trustee nor the certificateholders of any series of investor certificates issued by master trust II (including Series 2001-D) will have any obligation to pay the portion of the servicing fee allocable to the Transferor Interest.

In connection with servicing the receivables, the servicer may incur certain expenses. The Investor Servicing Fee that is paid to the servicer is intended, in part, to compensate the servicer for these expenses. The servicer will pay from its servicing compensation these expenses which may include, without limitation, payment of the fees and disbursements of the master trust II trustee, the owner trustee, the indenture trustee and independent certified public accountants and other fees which are not expressly stated in the master trust II agreement, the trust agreement or the indenture to be payable by master trust II or the investor certificateholders other than federal, state and local income and franchise taxes, if any, of master trust II. See the chart entitled "*Fees and Expenses Payable from BAseries Available Funds and BAseries Available Principal Amounts.*"

The Class D Certificate

The following discussion summarizes the material terms of the Class D certificate. The collateral certificate and the Class D certificate are the only master trust II investor certificates issued pursuant to Series 2001-D.

The Class D certificate represents an undivided interest in master trust II, but is not entitled to receive any payments of interest. The Class D Investor Interest, which represents the size of the Class D certificate's undivided interest in master trust II, is determined primarily by the Adjusted Outstanding Dollar Principal Amount of the issuing entity's notes. See "*Prospectus Summary—Required Subordinated Amount and Required Class D Investor Interest,*" "*The Notes—Required Subordinated*

160

Amount—The Class D Certificate," and the definition of "Class D Investor Interest" in the glossary for a description of how the amount of the Class D Investor Interest is determined.

The Class D certificate provides credit enhancement to the collateral certificate, and therefore the notes, in two ways. First, when Series 2001-D is allocated principal receivables in Defaulted Accounts as described above in "*—Defaulted Receivables; Rebates and Fraudulent Charges*," the related Defaulted Amounts allocable to Series 2001-D will reduce the Class D Investor Interest prior to any reduction to the nominal liquidation amounts of notes due to uncovered Investor Default Amounts. On each Transfer Date, if the Aggregate Class D Investor Default Amount for such Transfer Date exceeds the amount of Available Funds which is allocated and available following the payment of the amounts described in clauses first through seventh under "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Application of BAseries Available Funds*," the Class D Investor Interest will be reduced by the amount of such excess, but not more than the lesser of the Aggregate Class D Investor Default Amount and the Class D Investor Interest for such Transfer Date. This reduction in the Class D Investor Interest is called a "Class D Investor Charge-Off." On any Transfer Date, to the extent that the Aggregate Class D Investor Default Amount is greater than the Class D Investor Interest, the Class D Investor Interest will be reduced to zero, and the amount of such excess will be applied as Investor Default Amounts that can reduce the nominal liquidation amounts of the notes if BAseries Available Funds are insufficient to cover such Investor Default Amounts, as described in "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Allocations of Reductions from Charge-Offs*."

Second, collections on principal receivables allocable to the Class D certificate can be reallocated to make interest payments on the notes or pay the BAseries's share of the master trust II servicing fee. On any Transfer Date, to the extent that the amount of BAseries Available Funds which is allocated and available is insufficient to pay the amounts described in clauses first and second under "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Application of BAseries Available Funds*," collections of principal receivables allocable to the Class D Certificate will be applied as Available Funds, but not in an amount to exceed the lesser of:

- the Class D Investor Interest (after giving effect to any Class D Investor Charge-Offs on such Transfer Date); and

- the sum of the following calculation for each day in the preceding month: for any day, the product of (i) the aggregate amount of collections of principal receivables on such day *times* (ii) the percentage equivalent (which percentage shall never exceed 100%) of a fraction, the numerator of which is the Class D Investor Interest as of such day and the denominator of which is equal to the Investor Interest of Series 2001-D as of such day.

So long as the Class D Investor Interest is greater than zero, this reallocation of collections on principal receivables allocable to the Class D certificate will occur prior to any reallocations of BAseries Available Principal Amounts used to pay interest on senior classes of notes or the master trust II servicing fee. If any such reallocation reduces the Class D Investor Interest to zero, or if the Class D Investor Interest has already been reduced to zero, and the amount of BAseries Available Funds which is allocated and available is insufficient to pay the amounts described in clauses first and second under "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Application of BAseries Available Funds*," BAseries Available Principal Amounts will be reallocated to cover such deficiency, as described in "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries— Application of BAseries Available Principal Amounts.*"

Any reductions to the Class D Investor Interest due to Class D Investor Charge-Offs or reallocations of collections of principal receivables allocable to the Class D Certificate will be reimbursed through Available Funds remaining after payment of the amounts described in clauses first through seventh under "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—Application of BAseries Available Funds.*"

New Issuances

The master trust II agreement provides that the holder of the Transferor Interest, without independent verification of its authority, may cause the master trust II trustee to issue one or more new series of certificates and may define all principal terms of such series. Each series issued may have different terms and enhancements than any other series. None of the transferor, the servicer, the master trust II trustee or master trust II is required or intends to provide prior notice to or obtain the consent of any certificateholder of any other series previously issued by master trust II or any noteholder of a series previously issued by the issuing entity prior to the issuance of a new series of master trust II investor certificates. However, as a condition of a new issuance, the holder of the Transferor Interest will deliver to the master trust II trustee written confirmation that the new issuance will not result in the reduction or withdrawal by any rating agency of its rating of any outstanding series.

Under the master trust II agreement, the holder of the Transferor Interest may cause a new issuance by notifying the master trust II trustee at least three days in advance of the date upon which the new issuance is to occur. The notice will state the designation of any series to be issued and:

- its initial principal amount (or method for calculating such amount) which amount may not be greater than the current principal amount of the Transferor Interest;

- its certificate rate (or method of calculating such rate); and

- the provider of any credit enhancement.

The master trust II trustee will authenticate a new series only if it receives the following, among others:

- a series supplement specifying the principal terms of such series;

- an opinion of counsel to the effect that, unless otherwise stated in the related series supplement, the certificates of such series will be characterized as indebtedness for federal income tax purposes;

- a master trust II tax opinion;

- if required by the related series supplement, the form of credit enhancement;

- if credit enhancement is required by the series supplement, an appropriate credit enhancement agreement executed by Funding and the credit enhancer;

- written confirmation from each rating agency that the new issuance will not result in such rating agency's reducing or withdrawing its rating on any then outstanding series rated by it; and

- an officer's certificate of Funding to the effect that after giving effect to the new issuance Funding would not be required to add additional accounts pursuant to the master trust II agreement and the Transferor Interest would be at least equal to the Minimum Transferor Interest.

Representations and Warranties

Funding has made in the master trust II agreement certain representations and warranties to master trust II to the effect that, among other things, that as of the Substitution Date:

- as of the issuance date, Funding is duly incorporated and in good standing and that it has the authority to consummate the transactions contemplated by the master trust II agreement; and

- as of the date of the designation of the related accounts to master trust II, each account is an Eligible Account.

Prior to the Substitution Date, FIA made similar representations and warranties relating to receivables that were transferred by FIA to master trust II. For so long as such receivables are assets of master trust II, then the representations and warranties made by FIA regarding those receivables will be in effect and enforceable against BANA, as successor by merger to FIA.

If,

- any of these representations and warranties proves to have been incorrect in any material respect when made by either FIA with respect to receivables transferred to master trust II prior to the Substitution Date or by Funding, and continues to be incorrect for 60 days after notice to Funding by the master trust II trustee or to the transferor and the master trust II trustee by the certificateholders holding not less than 50% of the Investor Interest of any series; and

- as a result the interests of the certificateholders are materially and adversely affected, and continue to be materially and adversely affected during such period;

then the master trust II trustee or certificateholders holding not less than 50% of the Investor Interest of such series may give notice to Funding (and to the master trust II trustee in the latter instance) declaring that a Pay Out Event has occurred, thereby causing an early redemption event to occur relating to the notes.

Funding has also made representations and warranties to master trust II relating to the receivables in master trust II to the effect that, among other things:

- as of the date of designation of the related account to the Master Trust II Portfolio, each of the receivables then existing in such account is an Eligible Receivable; and

- as of the date of designation of the related account to the Master Trust II Portfolio, each receivable then existing in such account was transferred to master trust II free and clear of any lien (except for certain tax, governmental or other nonconsensual liens).

Prior to the Substitution Date, FIA made similar representations and warranties relating to the receivables as of the date of designation of the related account to the Master Trust II Portfolio. For so long as receivables transferred by FIA prior to the Substitution Date are assets of master trust II, then the

representations and warranties made by FIA with respect to the receivables will be in effect and enforceable against BANA, as successor by merger to FIA.

In the event of a breach of any representation and warranty set forth in the preceding paragraph, within 60 days, or such longer period (not to exceed 120 days) as may be agreed to by the master trust II trustee, of the earlier to occur of the discovery of such breach by Funding or BANA, as applicable, or receipt by Funding of written notice of such breach given by the master trust II trustee, or, for certain breaches relating to prior liens, immediately upon the earlier to occur of such discovery or notice and if as a result of such breach, the receivables in the accounts of master trust II are charged-off as uncollectible, master trust II's rights in, to or under the receivables or their proceeds are impaired or the proceeds of such receivables are not available for any reason to master trust II free and clear of any lien (except for certain tax, governmental and other nonconsensual liens), then Funding or BANA (as successor by merger to FIA), with respect to receivables transferred to master trust II prior to the Substitution Date, will be obligated to accept reassignment of each related principal receivable as an ineligible receivable. Such reassignment will not be required to be made, however, if, on any day within the applicable period, or such longer period, the representations and warranties shall then be true and correct in all material respects.

Funding or BANA, as applicable, will accept reassignment of each applicable ineligible receivable by directing the servicer to deduct the amount of each such ineligible receivable from the aggregate amount of principal receivables used to calculate the Transferor Interest, thereby reducing Funding's interest in master trust II. In the event that the exclusion of an ineligible receivable from the calculation of the Transferor Interest would cause the Transferor Interest to be a negative number, on the date of reassignment of such ineligible receivable Funding shall make a deposit in the collection account in immediately available funds in an amount equal to the amount by which the Transferor Interest would be reduced below zero. Any such deduction or deposit shall be considered a repayment in full of the ineligible receivable. The obligation of Funding to accept reassignment of any ineligible receivable transferred to master trust II after the Substitution Date is the sole remedy respecting any breach of the representations and warranties made by Funding with respect to receivables transferred to master trust II after the Substitution Date relating to that receivable available to the certificateholders or the master trust II trustee on behalf of certificateholders. The obligation of BANA (as successor by merger to FIA) to accept reassignment of any ineligible receivable transferred to master trust II prior to the Substitution Date is the sole remedy respecting any breach of the surviving representations and warranties made by FIA with respect to receivables transferred to master trust II prior to the Substitution Date relating to that receivable available to the certificateholders or the master trust II trustee on behalf of the certificateholders.

Funding, as of the date it became transferor, has also represented and warranted to master trust II to the effect that, among other things, as of the Substitution Date:

- the receivables purchase agreement and the master trust II agreement each constitutes a legal, valid and binding obligation of Funding; and

- the transfer of receivables by it to master trust II under the master trust II agreement will constitute either:

    —a valid sale to the master trust II trustee of receivables; or

    —the grant of a security interest in such receivables, and that sale or security interest is perfected.

In the event of a breach of any of the representations and warranties described in the preceding paragraph, either the master trust II trustee or the holders of certificates evidencing interests in master trust II aggregating more than 50% of the aggregate Investor Interest of all series outstanding under master trust II may direct BANA, as successor by merger to FIA (with respect to receivables transferred prior to the Substitution Date) or Funding (with respect to receivables transferred after the Substitution Date) to accept reassignment of the Master Trust II Portfolio within 60 days of such notice, or within such longer period specified in such notice. BANA or Funding, as applicable, will be obligated to accept reassignment of such receivables in master trust II on a Distribution Date occurring within such applicable period. Such reassignment will not be required to be made, however, if at any time during such applicable period, or such longer period, the representations and warranties shall then be true and correct in all material respects. The deposit amount for such reassignment will be equal to:

- the Investor Interest for each series outstanding under master trust II on the last day of the month preceding the Distribution Date on which the reassignment is scheduled to be made; *minus*

- the amount, if any, previously allocated for payment of principal to such certificateholders (or other interest holders) on such Distribution Date; *plus*

- an amount equal to all accrued and unpaid interest less the amount, if any, previously allocated for payment of such interest on such Distribution Date.

The payment of this reassignment deposit amount and the transfer of all other amounts deposited for the preceding month in the distribution account will be considered a payment in full of the Investor Interest for each such series required to be repurchased and will be distributed upon presentation and surrender of the certificates for each such series. If the master trust II trustee or certificateholders give a notice as provided above, the obligation of BANA or Funding, as applicable, to make any such deposit will constitute the sole remedy respecting a breach of the representations and warranties available to the master trust II trustee or such certificateholders.

For purposes of the provisions of the master trust II agreement requiring action at the direction of certificateholders as described above, the collateral certificateholder will be disregarded and, instead, each noteholder will be deemed to be an investor certificateholder, as described under "—*Treatment of Noteholders*" below.

It is not required or anticipated that the master trust II trustee will make any initial or periodic general examination of the receivables or any records relating to the receivables for the purpose of establishing the presence or absence of defects, compliance with BANA's or Funding's representations and warranties, or for any other purpose. Funding, however, will deliver to the master trust II trustee on or before March 31 of each year, an opinion of counsel with respect to the validity of the security interest of master trust II in and to the receivables and certain other components of master trust II.

In addition, as more particularly described under "*New Requirements for SEC Shelf Registration—Asset Representation Review,*" once both the delinquency trigger and the voting trigger have been met, the asset representations reviewer will conduct a review of receivables in the Master Trust II Portfolio that are 60 or more days delinquent, and the related credit card accounts, for compliance with certain representations and warranties concerning those receivables made in the master trust II agreement and the receivables purchase agreement. The objective of the review process is to independently identify noncompliance with a representation or warranty concerning the receivables. The asset representations reviewer will provide a final report setting out the findings and conclusions of its review to the master trust II trustee and the servicer, and the servicer will provide that report to Funding. Funding will

investigate any findings of noncompliance contained in the asset representations reviewer's final report and make a determination regarding whether any such noncompliance constitutes a breach of any contractual provision of any transaction agreement. If Funding determines that a breach has occurred, it will provide notice to BANA and the master trust II trustee.

Certain Matters Regarding the Servicer and the Transferor

The master trust II agreement provides that the servicer will indemnify the transferor, master trust II and the master trust II trustee from and against any loss, liability, expense, damage or injury suffered or sustained by reason of any acts or omissions or alleged acts or omissions of the servicer for the activities of master trust II or the master trust II trustee. The servicer, however, will not indemnify:

- the master trust II trustee or the transferor for liabilities imposed by reason of fraud, negligence, or willful misconduct by the master trust II trustee or the transferor in the performance of its duties under the master trust II agreement;

- master trust II, the certificateholders or the certificate owners for liabilities arising from actions taken by the master trust II trustee at the request of certificateholders;

- master trust II, the certificateholders or the certificate owners for any losses, claims, damages or liabilities incurred by any of them in their capacities as investors, including without limitation, losses incurred as a result of defaulted receivables or receivables which are written off as uncollectible; or

- the transferor, master trust II, the certificateholders or the certificate owners for any liabilities, costs or expenses of the transferor, master trust II, the certificateholders or the certificate owners arising under any tax law, including without limitation, any federal, state, local or foreign income or franchise tax or any other tax imposed on or measured by income (or any interest or penalties with respect thereto or arising from a failure to comply therewith) required to be paid by the transferor, master trust II, the certificateholders or the certificate owners in connection with the master trust II agreement to any taxing authority.

In addition, the master trust II agreement provides that, subject to certain exceptions, Funding will indemnify an injured party for any losses, claims, damages or liabilities (other than those incurred by a certificateholder as an investor in the certificates or those which arise from any action of a certificateholder) arising out of or based upon the arrangement created by the master trust II agreement as though the master trust II agreement created a partnership under the Delaware Revised Uniform Partnership Act in which Funding is a general partner.

None of the transferor, the servicer or any of their respective directors, officers, employees or agents will be under any liability to master trust II, the master trust II trustee, the investor certificateholders of any certificates issued by master trust II or any other person for any action taken, or for refraining from taking any action, in good faith pursuant to the master trust II agreement. None of the transferor, the servicer or any of their respective directors, officers, employees or agents will be protected against any liability which would otherwise be imposed by reason of willful misfeasance, bad faith or gross negligence of the transferor, the servicer or any such person in the performance of their duties or by reason of reckless disregard of obligations and duties thereunder. In addition, the master trust II agreement provides that the servicer is not under any obligation to appear in, prosecute or defend any legal action which is not incidental to its servicing responsibilities under the master trust II agreement and which in its opinion may expose it to any expense or liability.

Funding may transfer its interest in all or a portion of the Transferor Interest, provided that prior to any such transfer:

- the master trust II trustee receives written notification from each rating agency that such transfer will not result in a lowering or withdrawal of its then-existing rating of the certificates of each outstanding series rated by it; and

- the master trust II trustee receives a written opinion of counsel confirming that such transfer would not adversely affect the treatment of the certificates of each outstanding series issued by master trust II as debt for federal income tax purposes.

Any person into which, in accordance with the master trust II agreement, the transferor or the servicer may be merged or consolidated or any person resulting from any merger or consolidation to which the transferor or the servicer is a party, or any person succeeding to the business of the transferor or the servicer, upon execution of a supplement to the master trust II agreement and delivery of an opinion of counsel with respect to the compliance of the transaction with the applicable provisions of the master trust II agreement, will be the successor to the transferor or the servicer, as the case may be, under the master trust II agreement.

Servicer Default

In the event of any Servicer Default, either the master trust II trustee or certificateholders representing interests aggregating more than 50% of the Investor Interests for all series of certificates of master trust II, by written notice to the servicer (and to the master trust II trustee, the transferor and certain providers of series enhancement, if given by the certificateholders), may terminate all of the rights and obligations of the servicer under the master trust II agreement and the master trust II trustee may appoint a new servicer. Any such termination and appointment is called a service transfer. The master trust II trustee shall as promptly as possible appoint a successor servicer. The successor servicer may be the master trust II trustee, a wholly-owned subsidiary of the master trust II trustee, or an entity which, at the time of its appointment as successor servicer, (1) services a portfolio of consumer revolving credit card accounts or other consumer revolving credit accounts, (2) is legally qualified and has the capacity to service the Master Trust II Portfolio, (3) is qualified (or licensed) to use the software that the servicer is then currently using to service the Master Trust II Portfolio or obtains the right to use, or has its own, software which is adequate to perform its duties under the master trust II agreement, (4) has, in the reasonable judgment of the master trust II trustee, demonstrated the ability to professionally and competently service a portfolio of similar accounts in accordance with customary standards of skill and care, and (5) has a net worth of at least $50,000,000 as of the end of its most recent fiscal quarter. The successor servicer shall accept its appointment by written instrument acceptable to the master trust II trustee. The successor servicer is entitled to compensation out of collections; however, that compensation will not be in excess of the master trust II servicing fee. See "—*Servicing Compensation and Payment of Expenses*" above for a discussion of the master trust II servicing fee.

Because BANA, as servicer, has significant responsibilities for the servicing of the receivables, the master trust II trustee may have difficulty finding a suitable successor servicer. Potential successor servicers may not have the capacity to adequately perform the duties required of a successor servicer or may not be willing to perform such duties for the amount of the servicing fee currently payable under the master trust II agreement. If no such servicer has been appointed and has accepted such appointment by the time the servicer ceases to act as servicer, all authority, power and obligations of the servicer under the master trust II agreement will pass to the master trust II trustee. The Bank of New York Mellon, the master trust II trustee, does not have credit card operations. If The Bank of New York Mellon is automatically appointed as successor servicer it may not have the capacity to perform the duties required

of a successor servicer and current servicing compensation under the master trust II agreement may not be sufficient to cover its actual costs and expenses of servicing the accounts. Except when the Servicer Default is caused by certain events of bankruptcy, insolvency, conservatorship or receivership of the servicer, if the master trust II trustee is unable to obtain any bids from eligible servicers and the servicer delivers an officer's certificate to the effect that it cannot in good faith cure the Servicer Default which gave rise to a transfer of servicing, and if the master trust II trustee is legally unable to act as successor servicer, then the master trust II trustee shall give the transferor the right of first refusal to purchase the receivables on terms equivalent to the best purchase offer as determined by the master trust II trustee.

Upon the occurrence of any Servicer Default, the servicer shall not be relieved from using its best efforts to perform its obligations in a timely manner in accordance with the terms of the master trust II agreement. The servicer is required to provide the master trust II trustee, any provider of enhancement and/or any issuer of any third-party credit enhancement, the holder of the Transferor Interest and the holders of certificates of each series issued and outstanding under master trust II prompt notice of such failure or delay by it, together with a description of the cause of such failure or delay and its efforts to perform its obligations.

In the event of a Servicer Default, if a conservator or receiver is appointed for the servicer and no Servicer Default other than such conservatorship or receivership or the insolvency of the servicer exists, the conservator or receiver may have the power to prevent either the master trust II trustee or the majority of the certificateholders from effecting a service transfer. See "*Risk Factors—Regulatory action could result in losses or delays in payment*" in this prospectus.

For purposes of the provisions of the master trust II agreement permitting a majority of the certificateholders to effect a service transfer, the collateral certificateholder will be disregarded and, instead, each noteholder will be deemed to be an investor certificateholder, as described under "—*Treatment of Noteholders*" below.

Evidence as to Compliance

The servicer will deliver to the master trust II trustee and, if required, file with the SEC as part of an annual report on Form 10-K filed on behalf of master trust II and the issuing entity, the following documents:

- a report by a firm of independent certified public accountants, based upon established criteria that meets the standards applicable to accountants' reports intended for general distribution, attesting to the fairness of the assertion of the servicer's management that its internal controls over the functions performed as servicer of master trust II are effective, in all material respects, in providing reasonable assurance that master trust II assets are safeguarded against loss from unauthorized use or disposition, on the date of such report, and that such servicing was conducted in compliance with the sections of the master trust II agreement during the preceding fiscal year, except for such exceptions or errors as such firm believes to be immaterial and such other exceptions specified in such statement;

- with regard to any tranche of notes or any additional notes the offer and sale of which (i) commences after December 31, 2005 and (ii) is registered with the SEC under the Securities Act of 1933, a report regarding its assessment of compliance during the preceding fiscal year with all applicable servicing criteria set forth in relevant SEC regulations with respect to asset-backed securities transactions taken as a whole involving the servicer that are backed by the same types of assets as those backing the notes;

- with respect to each assessment report described immediately above, a report by a registered public accounting firm that attests to, and reports on, the assessment made by the asserting party, as set forth in relevant SEC regulations; and

- a servicer compliance certificate, signed by an authorized officer of the servicer, to the effect that:

  - (i) a review of the servicer's activities during the reporting period and of its performance under the master trust II agreement has been made under such officer's supervision; and

  - (ii) to the best of such officer's knowledge, based on such review, the servicer has fulfilled all of its obligations under the master trust II agreement in all material respects throughout the reporting period or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status thereof.

The servicer's obligation to deliver any servicing assessment report or attestation report and, if required, to file the same with the SEC, is limited to those reports prepared by the servicer and, in the case of reports prepared by any other party, those reports actually received by the servicer.

Copies of all statements, certificates and reports furnished to the master trust II trustee may be obtained by a request in writing delivered to the master trust II trustee.

Except as described above or as described elsewhere in this prospectus, there will not be any independent verification that any duty or obligation to be performed by any transaction party—including the servicer—has been performed by that party.

Amendments to the Master Trust II Agreement

By accepting a note, a noteholder will be deemed to acknowledge that the transferor, the servicer and the master trust II trustee may amend the master trust II agreement and any series supplement without the consent of any investor certificateholder (including the issuing entity) or any noteholder, so long as the amendment will not, as evidenced by an opinion of counsel to the master trust II trustee, materially adversely affect the interest of any investor certificateholder (including the holder of the collateral certificate).

No amendment to the master trust II agreement will be effective unless the issuing entity delivers the opinions of counsel described under "*The Indenture—Tax Opinions for Amendments*."

The master trust II agreement and any series supplement may be amended by the transferor, the servicer and the master trust II trustee, without the consent of certificateholders of any series then outstanding, for any purpose, so long as:

- the transferor delivers an opinion of counsel acceptable to the master trust II trustee to the effect that such amendment will not adversely affect in any material respect the interest of such certificateholders;

- such amendment will not result in a withdrawal or reduction of the rating of any outstanding series under master trust II; and

- such amendment will not cause a significant change in the permitted activities of master trust II, as set forth in the master trust II agreement.

The master trust II agreement and any related series supplement may be amended by the transferor, the servicer and the master trust II trustee, without the consent of the certificateholders of any series then outstanding, to provide for additional enhancement or substitute enhancement for a series, to change the definition of Eligible Account, or to replace Funding as transferor with an affiliate of Funding as transferor or to replace BANA with an affiliate of Funding as seller of the receivables to the transferor pursuant to the receivables purchase agreement and to make such other revisions and amendments incidental to such replacement, so long as:

- the transferor delivers to the master trust II trustee a certificate of an authorized officer to the effect that, in the reasonable belief of the transferor, such amendment will not as of the date of such amendment adversely affect in any material respect the interest of such certificateholders; and

- such amendment will not result in a withdrawal or reduction of the rating of any outstanding series under master trust II.

The master trust II agreement and the related series supplement may be amended by the transferor, the servicer and the master trust II trustee (a) with the consent of holders of certificates evidencing interests aggregating not less than 50% of the Investor Interests for all series of master trust II, for the purpose of effectuating a significant change in the permitted activities of master trust II which is not materially adverse to the certificateholders, and (b) in all other cases, with the consent of the holders of certificates evidencing interests aggregating not less than 66⅔% of the Investor Interests for all series of master trust II, for the purpose of adding any provisions to, changing in any manner or eliminating any of the provisions of the master trust II agreement or the related series supplement or of modifying in any manner the rights of certificateholders of any outstanding series of master trust II. No such amendment, however, may:

- reduce in any manner the amount of, or delay the timing of, distributions required to be made on the related series or any other series;

- change the definition of or the manner of calculating the interest of any certificateholder of such series or any certificateholder of any other series issued by master trust II; or

- reduce the aforesaid percentage of interests the holders of which are required to consent to any such amendment,

in each case without the consent of all certificateholders of the related series and certificateholders of all other series adversely affected.

In addition, subject to any other applicable conditions described above, the Series 2001-D supplement may be amended or modified by the transferor without the consent of the servicer, the master trust II trustee, the collateral certificateholder or any noteholder if the transferor provides the master trust II trustee with (a) an opinion of counsel to the effect that such amendment or modification would reduce the risk that master trust II would be treated as taxable as a publicly traded partnership pursuant to Section 7704 of the Internal Revenue Code of 1986, as amended and (b) a certificate that such amendment or modification would not materially and adversely affect any certificateholder, except that no such amendment (i) shall be deemed effective without the master trust II trustee's consent, if the master trust II trustee's rights, duties and obligations under the Series 2001-D supplement are thereby

modified or (ii) shall cause a significant change in the permitted activities of master trust II, as set forth in the master trust II agreement. Promptly after the effectiveness of any such amendment, the transferor shall deliver a copy of such amendment to each of the servicer, the master trust II trustee and each rating agency described in the Series 2001-D supplement.

Promptly following the execution of any amendment to the master trust II agreement, the master trust II trustee will furnish written notice of the substance of such amendment to each certificateholder. Any series supplement and any amendments regarding the addition or removal of receivables from master trust II will not be considered an amendment requiring certificateholder consent under the provisions of the master trust II agreement and any series supplement.

For purposes of the provisions of the master trust II agreement requiring the consent of certificateholders to amend the master trust II agreement and any related series supplement, the collateral certificateholder will be disregarded and, instead, each noteholder will be deemed to be an investor certificateholder, as described under "—*Treatment of Noteholders*" below.

Treatment of Noteholders

For purposes of any provision of the master trust II agreement, the Series 2001-D supplement, or the asset representations review agreement requiring or permitting actions with the consent of, or at the direction of, certificateholders holding a specified percentage of the aggregate unpaid principal amount of investor certificates, the collateral certificateholder will be disregarded and instead:

- each noteholder will be deemed to be an investor certificateholder;

- each noteholder will be deemed to be the holder of an aggregate unpaid principal amount of the collateral certificate equal to the Adjusted Outstanding Dollar Principal Amount of such noteholder's notes;

- each series of notes under the indenture will be deemed to be a separate series of master trust II certificates and the holder of a note of such series will be deemed to be the holder of an aggregate unpaid principal amount of such series of master trust II certificates equal to the Adjusted Outstanding Dollar Principal Amount of such noteholder's notes of such series;

- each tranche of notes under the indenture will be deemed to be a separate class of master trust II certificates and the holder of a note of such tranche will be deemed to be the holder of an aggregate unpaid principal amount of such class of master trust II certificates equal to the Adjusted Outstanding Dollar Principal Amount of such noteholder's notes of such tranche; and

- any notes owned by the issuing entity, the transferor, the servicer, any other holder of the Transferor Interest or any affiliate thereof will be deemed not to be outstanding, except that, in determining whether the master trust II trustee shall be protected in relying upon any such consent or direction, only notes which the master trust II trustee knows to be so owned shall be so disregarded. Notes so owned that have been pledged in good faith will not be disregarded or deemed not to be outstanding if the pledgee establishes to the master trust II trustee's satisfaction that the pledgee is not the issuing entity, the transferor, the servicer, any other holder of the Transferor Interest or any affiliate thereof.

Certificateholders Have Limited Control of Actions

Certificateholders of any series or class within a series may need the consent or approval of a specified percentage of the Investor Interest of other series or a class of such other series to take or direct certain actions, including to require the appointment of a successor servicer after a Servicer Default, to amend the master trust II agreement in some cases, and to direct a repurchase of all outstanding series after certain violations of the transferor's representations and warranties. The interests of the certificateholders of any such series may not coincide with yours, making it more difficult for any particular certificateholder to achieve the desired results from such vote.

New Requirements for SEC Shelf Registration

The SEC has adopted certain new transaction requirements that we must satisfy in connection with each offering of notes (referred to as a takedown) from a shelf registration statement, including the offering of the Class [•](201[•]-[•]) notes. These new transaction requirements include:

- a requirement to file a certification by the chief executive officer (CEO) of the depositor at the time of each such takedown concerning the disclosure contained in the related prospectus and the structure of the securitization; and

- a requirement that the underlying transaction agreements relating to each such takedown include certain provisions that are intended to help investors enforce repurchase obligations contained in those agreements, as follows:

  o a provision requiring the appointment of an asset representations reviewer to review certain receivables comprising the Master Trust II Portfolio for compliance with representations and warranties about those receivables once a specified level of delinquencies and specified investor action has occurred;

  o a provision requiring specified dispute resolution procedures to address a repurchase request that remains unresolved more than 180 days after the request was made pursuant to the terms of the underlying transaction agreements; and

  o a provision to provide for the reporting of requests by investors in the certificates and notes to communicate with other investors in the certificates and notes in connection with the exercise of their rights under the terms of those securities.

In connection with these new requirements for shelf registration, the transferor confirms that it has reasonable grounds to believe that it met the registrant requirements set forth in General Instruction I.A.1 to Form SF-3, as in effect on the shelf eligibility determination date, as of such date. The term "shelf eligibility determination date" refers to either (i) the initial filing date of the Form SF-3 shelf registration statement of which this prospectus forms a part, or (ii) the ninetieth day after the end of the transferor's most recent fiscal year, whichever is the most recent to have occurred prior to the date of this prospectus.

CEO Certification

The transferor, on behalf of the issuing entity, will file the CEO certification relating to the offering of the Class [•](201[•]-[•]) notes with the SEC under cover of Form 8-K on or before the date that the final prospectus is required to be filed, which is no later than the second business day following the date the final prospectus is first used. The certification is an expression of the CEO's current belief

only and is not a guarantee of the future performance of the receivables comprising the Master Trust II Portfolio or the Class [•](201[•]-[•]) notes. Future developments, including developments relating to the risks and uncertainties disclosed in this prospectus, could adversely affect the performance of the receivables and the Class [•](201[•]-[•]) notes and could cause the CEO's views on the matters addressed in the certification to change. The certification should not be construed as in any way mitigating or discounting those risks and uncertainties through the structuring of the securitization or otherwise. We undertake no obligation to update you if, as a result of facts or events arising after the date of this prospectus, the CEO's views on the matters addressed in the certification were to change.

Asset Representations Review

General

In the master trust II agreement, Funding makes representations and warranties concerning the receivables that are transferred by Funding to master trust II. Prior to the Substitution Date, FIA made similar representations and warranties concerning the receivables that were transferred by FIA to master trust II. For so long as receivables transferred by FIA prior to the Substitution Date are assets of master trust II, the representations and warranties made by FIA with respect to these receivables will be in effect and enforceable against BANA, as successor by merger to FIA. See "*Master Trust II—Representations and Warranties.*" In the receivables purchase agreement, BANA makes representations and warranties concerning the receivables that are transferred by BANA to Funding. Prior to the BACCS Removal Date, BACCS made similar representations and warranties concerning the receivables that were transferred by BACCS to Funding. For so long as receivables transferred by BACCS prior to the BACCS Removal Date are assets of master trust II, the representations and warranties made by BACCS with respect to these receivables will be in effect and enforceable against BANA, as successor to BACCS. In the master trust II agreement, Funding has transferred and assigned to the master trust II trustee all of its rights under the receivables purchase agreement, including Funding's rights to enforce the representations and warranties made by BANA or BACCS. See "*The Receivables Purchase Agreement—Representations and Warranties*" and "*—Repurchase Obligations.*"

[Clayton Fixed Income Services LLC], a [Delaware limited liability company], has been appointed as the asset representations reviewer under the asset representations review agreement. *See* "*Transaction Parties; Legal Proceedings; Affiliations, Relationships and Related Transactions—[Clayton Fixed Income Services LLC]*" for a description of [Clayton Fixed Income Services LLC]. Under the terms of the asset representations review agreement, in certain limited situations described below, the asset representations reviewer is responsible for reviewing certain receivables comprising the Master Trust II Portfolio, and the related credit card accounts, for compliance with representations and warranties concerning those receivables made in the master trust II agreement and the receivables purchase agreement that, if breached, could give rise to an obligation to accept repurchase or reassignment of some or all of the receivables comprising the Master Trust II Portfolio.

A review would be required upon the occurrence of both of the following trigger events:

- *first*, the average for any three consecutive calendar months of the delinquency rates for receivables in the Master Trust II Portfolio that are 60 or more days delinquent, measured as of the end of the related monthly periods, equals or exceeds the delinquency trigger rate, as that rate may be reviewed and adjusted from time to time as described under "—

Delinquency Trigger" below (and subject to the additional requirements and conditions described under
"—*Delinquency Trigger*" below); and

- *second*, if that delinquency trigger has occurred, then the asset representations reviewer is directed by vote of the certificateholders to perform a review, as follows (and subject to the additional requirements and conditions described under "—*Voting Trigger*" below):

  o within 90 days following the date on which the issuing entity reports in its distribution report on Form 10-D that the delinquency trigger has occurred, certificateholders holding at least 5% of the aggregate unpaid principal amount of investor certificates outstanding under master trust II submit a written petition to Funding and the master trust II trustee directing that a vote be taken on whether to initiate a review; and

  o if the requisite percentage of certificateholders direct within the prescribed 90-day petition period that a vote be taken, then the master trust II trustee will be required to conduct a solicitation of votes in accordance with the voting procedures described below and, in a vote in which an asset review quorum participates, certificateholders holding more than 50% of the aggregate unpaid principal amount of investor certificates casting a vote must direct that a review be undertaken.

Delinquency Trigger

For purposes of the delinquency trigger described above, the delinquency rate for any calendar month will be calculated as the ratio (expressed as a percentage) of the aggregate dollar amount of receivables in the Master Trust II Portfolio that are 60 or more days delinquent to the aggregate dollar amount of all of the receivables in the Master Trust II Portfolio, measured as of the end of the related monthly period. For purposes of this delinquency rate calculation, the aggregate dollar amount of receivables in the Master Trust II Portfolio that are 60 or more days delinquent does not include receivables that are charged off as uncollectible.

In determining the delinquency trigger, including the delinquency trigger rate, we sought to identify a circumstance when rising delinquencies might begin to cause a reasonable investor concern that the receivables comprising the Master Trust II Portfolio might not have complied with the representations and warranties concerning those receivables made in the master trust II agreement and the receivables purchase agreement.

We determined to use the delinquency rate for receivables that are 60 or more days delinquent because it is a relatively stable metric by which to measure nonperforming assets at different points in time. We determined to use a rolling three-month average of that delinquency rate because it is a measure of nonperforming assets over a period of time and is, therefore, a better measure of the significance of that nonperformance than is a measure of nonperforming assets at any particular point in time.

The "delinquency trigger rate" will initially equal [___]%, which percentage will be reviewed and may be adjusted as described further below. In determining the delinquency trigger rate, we considered two primary factors: (i) the historical peak delinquency rate for receivables in the Master Trust II Portfolio that are 60 or more days delinquent and (ii) the history of repurchase demands for receivables in the Master Trust II Portfolio where the breach of a representation or warranty had been asserted. During the period from inception of master trust II in August 1994 to [_____] 201[_][7], the historical peak delinquency rate for receivables in the Master Trust II Portfolio that are 60 or more days delinquent was [___]%. During that same period, neither the master trust II trustee nor any certificateholder has made a repurchase demand or asserted a breach of a representation or warranty concerning the receivables. We believe that delinquency rates that do not exceed the historical peak rate by a reasonable margin are far less likely to bear either a causal or a correlative relationship to any putative or actual breaches of representations and warranties concerning delinquent receivables, particularly in the case of master trust II, where no repurchase demand has ever been made nor breach of a representation or warranty been asserted. Based on these considerations and as specified above, we set the initial delinquency trigger rate at [___]%, determined by multiplying the historical peak rate of [___]% by a factor of [___], which we believe to be an appropriate multiple for a securitization platform that was established more than 20 years ago and with no history of repurchase demands.

The delinquency trigger rate will be reviewed and may be adjusted upon the occurrence of any of the following events:

(i)   the filing of a registration statement with the SEC relating to any notes or investor certificates to be offered and sold from time to time by the transferor, on behalf of the issuing entity or master trust II; and

(ii)   a change in law or regulation (including any new or revised interpretation of an existing law or regulation) that, in the transferor's judgment, could reasonably be expected to have a material effect on the delinquency rate for cardholder payments on the credit card accounts comprising the Master Trust II Portfolio or the manner by which delinquencies are defined or determined;

provided, *however*, that, for so long as a delinquency trigger has occurred and is continuing, a review of the delinquency trigger rate that would otherwise be required as specified above will be delayed until the date on which the issuing entity first reports in its distribution report on Form 10-D that the delinquency trigger is no longer continuing.

In the case of a review undertaken upon the occurrence of an event described in clause (i) above, we may increase or decrease the delinquency trigger rate by any amount we reasonably determine to be appropriate based on the composition of the Master Trust II Portfolio at the time of the review. In the case of a review undertaken upon the occurrence of an event described in clause (ii) above, we may increase or decrease the delinquency trigger rate by any amount we reasonably determine to be appropriate as a result of the related change in law or regulation. Any adjustment to the delinquency trigger rate will be disclosed in the issuing entity's distribution report on Form 10-D for the distribution

---

[7] *Insert month and year relating to most recently completed distribution period for which a Form 10-D has been filed prior to the date of the prospectus.*

period in which the adjustment occurs, which report will include a description of how the adjusted delinquency trigger rate was determined to be appropriate.

Voting Trigger

For purposes of the voting trigger described above, the collateral certificateholder will be disregarded and, instead, each noteholder will be deemed to be an investor certificateholder and will be deemed to be the holder of an aggregate unpaid principal amount of the collateral certificate equal to the Adjusted Outstanding Dollar Principal Amount of such noteholder's notes. In addition, in determining whether the requisite percentage of investor certificateholders have given any direction, notice, or consent, any investor certificates or notes owned by the issuing entity, BANA, the servicer, the transferor, any other holder of the Transferor Interest, the asset representations reviewer, or any of their respective affiliates will be disregarded and deemed not to be outstanding, except that, in determining whether the master trust II trustee shall be protected in relying upon any such direction, notice, or consent, only investor certificates or notes that the master trust II trustee knows to be so owned shall be so disregarded. Investor certificates or notes so owned that have been pledged in good faith will not be disregarded and may be regarded as outstanding if the pledgee establishes to the master trust II trustee's satisfaction the pledgee's right so to act with respect to such investor certificates or notes and that the pledgee is not the issuing entity, BANA, the servicer, the transferor, any other holder of the Transferor Interest, the asset representations reviewer, or any of their respective affiliates.

If the requisite percentage of certificateholders direct that a vote be taken on whether to initiate a review, then the master trust II trustee will be required (i) to promptly provide written notice of such direction to all certificateholders by delivering notice of such direction to certificateholders at their addresses appearing on the certificate register, and (ii) to conduct a solicitation of votes of certificateholders to initiate a review, which solicitation of votes must occur within 90 days of the delivery of such notice by the master trust II trustee. If a vote in which an asset review quorum participates occurs within the 90-day period and certificateholders holding more than 50% of the aggregate unpaid principal amount of investor certificates casting a vote direct that a review be undertaken, then the master trust II trustee will be required to promptly provide written notice to the transferor, the servicer, BANA, and certificateholders in the same manner as described above and a review will commence as described below. In connection with the solicitation of votes to authorize an asset review as described above, an "asset review quorum" means certificateholders evidencing at least 5% of the aggregate unpaid principal amount of investor certificates outstanding.

The voting procedures relating to the voting trigger described above are subject to the following additional conditions:

First, as described above, once the delinquency trigger has occurred, a vote will be taken on whether to initiate a review only if the requisite percentage of certificateholders direct within the prescribed 90-day petition period that a vote be taken. For so long as the delinquency trigger has occurred and is continuing, a new 90-day petition period will commence each month, beginning on the date on which the issuing entity reports in the related distribution report on Form 10-D that the delinquency trigger is continuing.

Second, subject to the additional requirements and conditions described in this section, if a petition to direct that a vote be taken, a vote itself, or an asset representations review is underway,

176

certificateholders may not initiate another petition, vote, or review unless and until the prior petition, vote, or review is completed. For this purpose —

- a petition will be considered completed only (i) if the petition does not result in a vote, (ii) if a vote occurs, such vote does not result in a review, or (iii) if a review occurs, at such time as a summary of the asset representations reviewer's final report setting out the findings of its review is included in the issuing entity's distribution report on Form 10-D, as described under "—*Asset Review*" below;

- a vote will be considered completed only (i) if the vote does not result in a review or (ii) if a review occurs, at such time as a summary of the asset representations reviewer's final report setting out the findings of its review is included in the issuing entity's distribution report on Form 10-D, as described under "—*Asset Review*" below; and

- a review will be considered completed only at such time as a summary of the asset representations reviewer's final report setting out the findings of its review is included in the issuing entity's distribution report on Form 10-D, as described under "—*Asset Review*" below.

Asset Review

Once both triggers have occurred (i.e., the delinquency trigger rate has been reached or exceeded and the master trust II trustee has notified the servicer that certificateholders have voted to conduct a review in accordance with the procedures described above), the servicer will be required to promptly provide written notice (a "review notice") to the asset representations reviewer and, within [20] days after providing such notice, the servicer will deliver to the asset representations reviewer a current list that identifies each credit card account designated to the Master Trust II Portfolio with receivables that are 60 or more days delinquent, as reported in the issuing entity's most recent distribution report on Form 10-D, together with each account's receivables balance. The asset representations reviewer will then conduct a review of those accounts and the receivables arising in those accounts ("review accounts" and "review receivables," respectively) in accordance with the process described below. The objective of the asset representations review process is to enable the asset representations reviewer to independently identify noncompliance with a representation or warranty concerning the review receivables.

The asset representations review agreement provides that, in connection with any review, the servicer will grant the asset representations reviewer access to documents, data, and other information ("review materials") related to the performance of its review of the review accounts and review receivables within [60] days after the servicer provides a review notice. If the servicer provides access to review materials at one of its offices, such access will be afforded without charge but only (i) upon reasonable notice, (ii) during normal business hours, (iii) subject to the servicer's normal security and confidentiality procedures and (iv) at offices designated by the servicer. Upon obtaining access to the review materials, the asset representations reviewer will review them to determine if any materials are missing or incomplete and, as a result, are insufficient for the asset representations reviewer to perform any procedure related to the performance of its review (each, a "testing procedure" or "test"). If the asset representations reviewer determines that any review materials are missing or incomplete, it will notify the servicer promptly, and in any event no more than [20] days after obtaining access to the review materials. The servicer will then have [30] days to provide the asset representations reviewer access to the missing

or incomplete materials. If access to the missing or incomplete materials has not been provided by the servicer within that [30]-day period, the related review will be considered incomplete.

The asset representations reviewer will conduct its review based on information contained in the review materials and other generally available information. Therefore, the asset representations reviewer's ability to determine if review receivables have failed to comply with a representation or warranty will depend on whether the review materials for those review receivables or the related review accounts provide a sufficient basis for that conclusion. Neither noteholders nor the master trust II trustee will be able to change the scope of the testing procedures or any review using the testing procedures, or to contest any finding or determination by the asset representations reviewer.

Upon receiving access to the review materials, the asset representations reviewer will start its review of the review accounts and review receivables and complete its review within [90] days after receiving access to substantially all of the review materials, or such longer period of time (not to exceed an additional [30] days) as the servicer, the asset representations reviewer and the other parties to the asset representations review agreement may agree. If the asset representations reviewer determines that any review materials are missing or incomplete and the servicer provides the asset representations reviewer with access to the missing or incomplete materials as described above, the review period will be extended for an additional [30] days beyond the period described immediately above.

The review will consist of performing specific tests for each representation and warranty and determining whether each test was passed or failed. If any review receivable or review account was included in a prior review, the asset representations reviewer will not perform any tests on it, but will include the results of the previous tests in the review report for the current review. If the servicer notifies the asset representations reviewer that the review receivables with respect to any review account have been paid in full or repurchased from the pool before the review report is delivered, the asset representations reviewer will terminate the tests of those review receivables and related review accounts and the review of those review receivables and related review accounts will be considered complete. If a review is in process and the Investor Interest of all investor certificates will be reduced to zero on the next distribution date, the servicer will notify the asset representations reviewer no less than 10 days before that distribution date. On receipt of that notice, the asset representations reviewer will terminate the review immediately and will not be obligated to deliver a review report.

The review tests were designed to determine whether the review receivables were not in compliance with the representations and warranties made about them in the master trust II agreement or receivables purchase agreement. There may be multiple tests for each representation and warranty. The tests may not be sufficient to determine every instance of noncompliance. The review is not designed to determine why the obligor is delinquent or the creditworthiness of the obligor. The review is not designed to determine whether the receivables were serviced in compliance with the master trust II agreement. The review is not designed to establish cause, materiality or recourse for any failed test. The review is not designed to determine whether BANA's origination, underwriting, and servicing policies and procedures are adequate, reasonable or prudent. The asset representations reviewer is not responsible for determining whether any finding of noncompliance with these representations and warranties constitutes a breach of any contractual provision of the master trust II agreement or the receivables purchase agreement or if any receivable is required to be repurchased.

Within [10] days following the completion of its review, the asset representations reviewer will provide the servicer with a preliminary report setting out each preliminary test result for the review accounts and review receivables. The servicer will provide the preliminary report to Funding and BANA within [2] business days of receipt of the report. If, within [30] days of the date that Funding and BANA receive the preliminary report, the servicer receives supplemental review materials to potentially refute any finding in the preliminary report, the servicer will within [2] business days of its receipt make such supplemental review materials available to the asset representations reviewer. If supplemental review materials are made available to the asset representations reviewer, the review period will be re-opened and the asset representations reviewer will complete its review on the basis of such supplemental review materials within [30] days of receiving access to those supplemental review materials, or such longer period of time (not to exceed an additional [15] days) as the servicer, the asset representations reviewer and the other parties to the asset representations review agreement may agree. The asset representations reviewer will then consider such supplemental review materials and, within [10] days following completion of its re-opened review, either confirm or revise its preliminary report and provide the servicer and the master trust II trustee with a final report setting out each final test result for the review accounts and review receivables, redacted to protect personally identifiable information in any form relating to obligors, as determined by the asset representations reviewer with the concurrence of the servicer.

If, within [40] days after the date that the asset representations reviewer provided its preliminary report to the servicer, the servicer has not made available to the asset representations reviewer supplemental review materials to potentially refute a finding in the preliminary report, then within [10] days following such [40th] day, the asset representations reviewer will make its final report (which will be based on the findings set forth in the preliminary report) available to the master trust II trustee and the servicer, redacted to protect personally identifiable information in any form relating to obligors, as determined by the asset representations reviewer with the concurrence of the servicer. The servicer will provide the final report to Funding and BANA within [2] business days of receipt of the report.

A summary of the asset representations reviewer's final report will also be included in the issuing entity's distribution report on Form 10-D for the distribution period in which the final report is provided to the master trust II trustee and the servicer.

Following its receipt of the asset representations reviewer's final report, Funding will investigate any findings of noncompliance contained in the report and make a determination regarding whether any such noncompliance constitutes a breach of any contractual provision of any transaction agreement. If Funding determines that a breach has occurred, it will provide notice to BANA and the master trust II trustee. See "*Master Trust II—Representations and Warranties*" and "*The Receivables Purchase Agreement—Representations and Warranties*" and "*—Repurchase Obligations*" for a discussion of the obligations of Funding and BANA, and the rights of the master trust II trustee and certificateholders, if Funding or BANA breaches certain representations and warranties concerning the receivables made in the master trust II agreement and the receivables purchase agreement.

Limitation on Liability; Indemnification

The asset representations reviewer will not be liable for any action taken, or not taken, in good faith under the asset representations review agreement or for errors in judgment, but will be liable for its willful misconduct, bad faith or negligence in performing its obligations under the asset representations

review agreement. The asset representations reviewer will not be liable for any errors in any review materials relied on by it to perform a review or for the noncompliance with, or breach of, any representation or warranty made about the receivables. The servicer will indemnify the asset representations reviewer for any loss, liability or expense resulting from the asset representations reviewer's performance of its obligations under the asset representations review agreement unless resulting from the willful misconduct, bad faith or negligence of the asset representations reviewer or the breach of representations made by the asset representations reviewer in the asset representations review agreement.

Eligibility of Asset Representations Reviewer

The asset representations review agreement provides that the asset representations reviewer must be an "eligible" asset representations reviewer, meaning that it may not be (i) affiliated with BANA, the transferor, the servicer, the master trust II trustee, the indenture trustee or the owner trustee, or any of their respective affiliates, or (ii) the same party (or an affiliate of any party) hired by BANA, the transferor, or any underwriter of the investor certificates or notes to perform due diligence work on the pool assets in connection with the closing for an issuance of investor certificates or notes.

Resignation and Removal of the Asset Representations Reviewer

The asset representations reviewer may not resign, except:

(a)   upon a determination that it has become legally unable to perform its duties as asset representations reviewer;

(b)   on or after the fifth anniversary of the asset representations reviewer's engagement date (November [__], 2015), upon one year's written notice (or such shorter notice period as the parties to the asset representations review agreement may agree) from the asset representations reviewer to the servicer, BANA, the transferor and the master trust II trustee; or

(c)   upon a failure by the servicer to pay any material amount due to the asset representations reviewer under the asset representations review agreement when such amount becomes due and payable, and continuance of that non-payment for a period of [60] days following the date on which that amount became due and payable.

The servicer may or, in the case of clause (i) below, shall remove the asset representations reviewer by delivery of a written instrument to that effect if the asset representations reviewer:

(i)   ceases to be an eligible asset representations reviewer;

(ii)   fails duly to observe or perform in any material respect any of its covenants or agreements set forth in the asset representations review agreement; or

(iii)   becomes insolvent.

The servicer may also remove the asset representations reviewer by delivery of a written instrument to that effect on or after the fifth anniversary of the asset representations reviewer's engagement date, upon 60 days' written notice (or such shorter notice period as the parties to the asset

representations review agreement may agree) from the servicer to the asset representations reviewer, BANA, the transferor and the master trust II trustee.

Upon the resignation or removal of the asset representations reviewer, the servicer will use commercially reasonably efforts to appoint a successor asset representations reviewer, who must be an eligible asset representations reviewer. If a successor asset representations reviewer has not been appointed within 60 days after the giving of written notice of such resignation or the delivery of the written instrument with respect to such removal, the asset representations reviewer or the servicer may apply to any court of competent jurisdiction to appoint a successor asset representations reviewer to act until such time, if any, as a successor asset representations reviewer has been appointed by the servicer as otherwise provided in the asset representations review agreement. Any successor asset representations reviewer appointed by such court will immediately and without further act be superseded by any successor asset representations reviewer appointed by the servicer. No resignation or removal of the asset representations reviewer will be effective until a successor asset representations reviewer who is an eligible asset representations reviewer is in place.

Any person into which, in accordance with the asset representations review agreement, the asset representations reviewer may be merged or consolidated, any person resulting from any merger or consolidation to which the asset representations reviewer is a party, or any person succeeding to the business of the asset representations reviewer, upon

(1)   execution of a supplement to the asset representations review agreement;

(2)   delivery of an officer's certificate of the asset representations reviewer to the effect that such consolidation, merger, conveyance or transfer and such supplemental agreement comply with the applicable provisions of the asset representations review agreement, that the successor asset representations reviewer is an eligible asset representations reviewer, and that all conditions precedent set forth in the asset representations review agreement have been complied with; and

(3)   delivery of an opinion of counsel that such supplemental agreement is legal, valid and binding with respect to the asset representations reviewer,

will be the successor to the asset representations reviewer under the asset representations review agreement.

Asset Representations Reviewer Compensation

As compensation for its activities under the asset representations review agreement, the asset representations reviewer will be entitled to receive an annual fee with respect to each annual period prior to termination of the asset representations review agreement. In addition, following the completion of a review and delivery of the final review report, the asset representations reviewer will be entitled to receive a review fee. The servicer will pay the annual fees and review fees of the asset representations reviewer and will reimburse the asset representations reviewer for its reasonable travel expenses for a review.

<u>Amendment of the Asset Representations Review Agreement</u>

By accepting a note, a noteholder will be deemed to acknowledge that the asset representations reviewer, BANA, the transferor, and the servicer may amend the asset representations review agreement, without the consent of any of the investor certificateholders (including the issuing entity) or any of the noteholders, (i) to comply with any change in any applicable federal or state law, to cure any ambiguity, to correct or supplement any provisions in the asset representations review agreement, or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in the asset representations review agreement (including the content of any exhibit to the asset representations review agreement), so long as the amendment will not, in the reasonable belief of the transferor, as evidenced by an officer's certificate of the transferor delivered to BANA, the servicer, and the master trust II trustee, adversely affect in any material respect the interests of any investor certificateholder whose consent has not been obtained, or (ii) to correct any manifest error in the terms of the asset representations review agreement as compared to the terms expressly set forth in an applicable prospectus.

The asset representations reviewer, BANA, the transferor, and the servicer may also amend the asset representations review agreement, with the consent of investor certificateholders holding more than 50% of the aggregate unpaid principal amount of all outstanding investor certificates, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the asset representations review agreement or of modifying in any manner the rights of the investor certificates.

For purposes of the provisions of the asset representations review agreement requiring the consent of investor certificateholders to amend the asset representations review agreement, the collateral certificateholder will be disregarded and, instead, each noteholder will be deemed to be an investor certificateholder, as described under "*Master Trust II—Treatment of Noteholders*." In addition, in determining whether the requisite percentage of investor certificateholders have given any such consent, any investor certificates or notes owned by the issuing entity, BANA, the servicer, the transferor, any other holder of the Transferor Interest, the asset representations reviewer, or any of their respective affiliates will be disregarded and deemed not to be outstanding, except that, in determining whether the master trust II trustee shall be protected in relying upon any such direction, notice, or consent, only investor certificates or notes that the master trust II trustee knows to be so owned shall be so disregarded. Investor certificates or notes so owned that have been pledged in good faith will not be disregarded and may be regarded as outstanding if the pledgee establishes to the master trust II trustee's satisfaction the pledgee's right so to act with respect to such investor certificates or notes and that the pledgee is not the issuing entity, BANA, the servicer, the transferor, any other holder of the Transferor Interest, the asset representations reviewer, or any of their respective affiliates.

Dispute Resolution

If, pursuant to the provisions of the master trust II agreement or the receivables purchase agreement, the master trust II trustee, certificateholders holding the requisite percentage of certificates specified in the master trust II agreement, or the servicer, as applicable (referred to as the Requesting Party), provide written notice that the transferor or BANA, as applicable (each referred to as a Representing Party), is obligated to repurchase any receivable due to an alleged breach of a representation and warranty, and the repurchase obligation has not been fulfilled or otherwise resolved to the reasonable satisfaction of the Requesting Party within 180 days of the receipt of such written notice, the Requesting Party will have the right to refer the matter, at its discretion, to either third-party mediation or arbitration

and the transferor and BANA, as applicable, will be deemed to have consented to the selected resolution method. See "*Master Trust II—Representations and Warranties*" and "*The Receivables Purchase Agreement—Representations and Warranties*" and "*—Repurchase Obligations*" for a discussion of the obligations of the transferor and BANA, and the rights of the master trust II trustee and certificateholders, if the transferor or BANA breaches certain representations and warranties concerning the receivables made in the master trust II agreement and the receivables purchase agreement. At the end of the 180-day period described above, the Representing Party may provide notice informing the Requesting Party of the status of its request or, in the absence of any such notice, the Requesting Party may presume that its request remains unresolved. The Requesting Party must provide the Representing Party written notice of its intention to refer the matter to mediation or arbitration within 30 calendar days of the conclusion of the 180-day period described above. Each Representing Party agrees to participate in the resolution method selected by the Requesting Party.

If the Requesting Party selects mediation as the resolution method, the mediation will be administered by the American Arbitration Association (AAA) pursuant to its Commercial Arbitration Rules and Mediation Procedures (the Rules) in effect on the date of the master trust II agreement. The mediator will be independent, impartial, knowledgeable about and experienced with the laws of the State of Delaware and an attorney or retired judge specializing in commercial litigation with at least 15 years of experience and who will be appointed from a list of neutrals maintained by AAA. Upon being supplied a list of at least ten potential mediators by AAA, each of the Requesting Party and the Representing Party will have the right to exercise two peremptory challenges within 14 days and to rank the remaining potential mediators in order of preference. AAA will select the mediator from the remaining potential mediators on the list respecting the preference choices of the parties to the extent possible. Each of the Requesting Party and the Representing Party will use commercially reasonable efforts to begin the mediation within [•] Business Days of the selection of the mediator and to conclude the mediation within [•] days of the start of the mediation. The fees and expenses of the mediation will be allocated as mutually agreed by the Requesting Party and the Representing Party as part of the mediation. A failure by the Requesting Party and the Representing Party to resolve a disputed matter through mediation shall not preclude either party from seeking a resolution of such matter through the initiation of a judicial proceeding in a court of competent jurisdiction, subject to the provisions specified below as applicable to both mediations and arbitrations.

If the Requesting Party selects arbitration as the resolution method, the arbitration will be held in accordance with the United States Arbitration Act, notwithstanding any choice of law provision in the master trust II agreement, and under the auspices of the AAA and in accordance with the Rules.

If the repurchase request at issue involves a repurchase amount of less than $[•], a single arbitrator will be used. That arbitrator will be independent, impartial, knowledgeable about and experienced with the laws of the State of Delaware and an attorney or retired judge specializing in commercial litigation with at least 15 years of experience and who will be appointed from a list of neutrals maintained by the AAA. Upon being supplied a list of at least ten potential arbitrators by the AAA, each of the Requesting Party and the Representing Party will have the right to exercise two peremptory challenges within [•] days and to rank the remaining potential arbitrators in order of preference. The AAA will select the arbitrator from the remaining potential arbitrators on the list respecting the preference choices of the parties to the extent possible.

If the repurchase request at issue involves a repurchase amount equal to or in excess of $[•], a three-arbitrator panel will be used. The arbitral panel will consist of three members, (a) one to be appointed by the Requesting Party within five Business Days of providing notice to the Representing Party, as applicable, of its selection of arbitration, (b) one to be appointed by the Representing Party within five Business Days of the Requesting Party's appointment and (c) the third, who will preside over the arbitral panel, to be chosen by the two party-appointed arbitrators within five Business Days of the Representing Party's appointment. If any party fails to appoint an arbitrator or the two party-appointed arbitrators fail to appoint the third within the stated time periods, then the appointments will be made by AAA pursuant to the Rules.

Each arbitrator selected for any arbitration will abide by the Code of Ethics for Arbitrators in Commercial Disputes in effect as of the date of the master trust II agreement. Prior to accepting an appointment, each arbitrator must promptly disclose any circumstances likely to create a reasonable inference of bias or conflict of interest or likely to preclude completion of the hearings within the prescribed time schedule. Any arbitrator selected may be removed by AAA for cause consisting of actual bias, conflict of interest or other serious potential for conflict.

It is the parties' intention that, after consulting with the parties, the arbitrator or arbitral panel, as applicable, will devise procedures and deadlines for the arbitration, to the extent not already agreed to by the parties, with the goal of expediting the proceeding and completing the arbitration within [•] days after appointment of the arbitrator or arbitral panel, as applicable. The arbitrator or the arbitral panel, as applicable, will have the authority to schedule, hear, and determine any and all motions, including dispositive and discovery motions, in accordance with Delaware law then in effect (including prehearing and post hearing motions), and will do so on the motion of any party to the arbitration. Notwithstanding any other discovery that may be available under the Rules, unless otherwise agreed by the parties, each party to the arbitration will be limited to the following discovery in the arbitration. Consistent with the expedited nature of arbitration, the Requesting Party and the Representing Party will, upon the written request of the other party, promptly provide the other with copies of documents relevant to the issues raised by any claim or counterclaim on which the producing party may rely in support of or in opposition to the claim or defense. At the request of a party, the arbitrator or arbitral panel, as applicable, shall have the discretion to order examination by deposition of witnesses to the extent the arbitrator or arbitral panel deems such additional discovery relevant and appropriate. Depositions shall be limited to a maximum of three (3) per party and shall be held within thirty (30) calendar days of the making of a request. Additional depositions may be scheduled only with the permission of the arbitrator or arbitral panel, and for good cause shown. Each deposition shall be limited to a maximum of three (3) hours' duration. All objections are reserved for the arbitration hearing except for objections based on privilege and proprietary or confidential information. Any dispute regarding discovery, or the relevance or scope thereof, shall be determined by the arbitrator or arbitral panel, which determination shall be conclusive. All discovery shall be completed within sixty (60) calendar days following the appointment of the arbitrator or the arbitral panel, as applicable; provided, that the arbitrator or the arbitral panel, as applicable, will have the ability to grant the parties, or either of them, additional discovery to the extent that the arbitrator or the arbitral panel, as applicable, determines good cause is shown that such additional discovery is reasonable and necessary.

It is the parties' intention that the arbitrator or the arbitral panel, as applicable, will resolve the dispute in accordance with the terms of the master trust II agreement, and may not modify or change the

184

master trust II agreement in any way. The arbitrator or the arbitral panel, as applicable, will not have the power to award punitive damages or consequential damages in any arbitration conducted. It is the parties' intention that in its final determination, the arbitrator or the arbitral panel, as applicable, will determine and award the costs of the arbitration (including the fees of the arbitrator or the arbitral panel, as applicable, cost of any record or transcript of the arbitration, and administrative fees) and reasonable attorneys' fees to the parties as determined by the arbitrator or the arbitral panel, as applicable, in its reasonable discretion. The determination of the arbitrator or the arbitral panel, as applicable, will be in writing and counterpart copies will be promptly delivered to the parties. The determination of the arbitrator or the arbitral panel, as applicable, may be reconsidered once by the arbitrator or the arbitral panel, as applicable, upon the motion and at the expense of either party. Following that single reconsideration, the determination of the arbitrator or the arbitral panel, as applicable will be final and non-appealable and may be entered in and may be enforced in, any court of competent jurisdiction.

By selecting arbitration, the Requesting Party is giving up the right to sue in court, including the right to a trial by jury. No person may bring a putative or certified class action to arbitration.

The following provisions will apply to both mediations and arbitrations:

- Any mediation or arbitration will be held in Wilmington, Delaware;

- Notwithstanding this dispute resolution provision, the parties will have the right to seek provisional or ancillary relief from a competent court of law, including a temporary restraining order, preliminary injunction or attachment order, provided such relief would otherwise be available by law; and

- The details and/or existence of any unfulfilled repurchase request, any informal meetings, mediations or arbitration proceedings, including all offers, promises, conduct and statements, whether oral or written, made in the course of the parties' attempt to informally resolve an unfulfilled repurchase request, and any discovery taken in connection with any arbitration, will be confidential, privileged and inadmissible for any purpose, including impeachment, in any mediation, arbitration or litigation, or other proceeding; *provided*, *however*, that any discovery taken in any arbitration will be admissible in that particular arbitration. Such information will be kept strictly confidential and will not be disclosed or discussed with any third party (excluding a party's attorneys, experts, accountants and other agents and representatives, as reasonably required in connection with the related resolution procedure), except as otherwise required by law, regulatory requirement or court order. If any party to a resolution procedure receives a subpoena or other request for information from a third party (other than a governmental regulatory body) for such confidential information, the recipient will promptly notify the other party to the resolution procedure and will provide the other party with the opportunity to object to the production of its confidential information.

Investor Communication

The master trust II agreement requires the party responsible for making periodic filings with the SEC on Form 10-D, which is currently BANA in its capacity as servicer, to include in the Form 10-D any

185

request from an investor in the certificates to communicate with other investors in the certificates in connection with the exercise of their rights as investors under the terms of the related transaction agreements, so long as the request was received by the party responsible for making the Form 10-D filing during the related reporting period. For purposes of this investor communication provision, each investor in a note will be deemed to be an investor in the certificates. The indenture requires that, if the issuing entity or the indenture trustee receives a request from an investor in the notes to communicate with one or more other investors in the notes or the certificates, the issuing entity or the indenture trustee, as applicable, will communicate that request to the servicer and the transferor, to be reported on Form 10-D as specified above.

Disclosure in the relevant Form 10-D will include: the name of the investor making the request, the date the request was received, a statement to the effect that the party responsible for filing the Form 10-D has received a request from such investor and stating that such investor is interested in communicating with other investors with regard to the possible exercise of rights under the related transaction agreements, and a description of the method other investors may use to contact the requesting investor.

The master trust II agreement permits the party responsible for filing the Form 10-D to verify the identity of a beneficial owner of the certificates or notes prior to including a request to communicate with other investors in a Form 10-D, by requiring a written certification from the investor that it is a beneficial owner and one other form of documentation, such as a trade confirmation, an account statement, a letter from the beneficial owner's broker or dealer, or another similar document.

Consumer Protection Laws

The relationships of the cardholder and credit card issuer and the lender are extensively regulated by federal and state consumer protection laws. For credit cards issued by BANA, the most significant laws include the federal Truth in Lending, Equal Credit Opportunity, Fair Credit Reporting, Fair Debt Collection Practice, Gramm-Leach-Bliley and Electronic Fund Transfer Acts, and for members of the military on active duty, the Servicemembers Civil Relief Act. Several of these statutes impose disclosure requirements when a credit card account is advertised, when it is opened, at the end of monthly billing cycles, and on an annual basis. In addition, these statutes limit customer liability for unauthorized use, prohibit certain practices in extending credit, impose certain limitations on the type of account-related charges that may be assessed, and regulate the use of cardholder information. Cardholders are entitled under these laws to have payments and credits applied to the credit card accounts promptly, to receive prescribed notices and to require billing errors to be resolved promptly.

In addition, pursuant to the CARD Act, the federal Truth in Lending Act was amended to require advance notice of any changes in interest rates or fees (or other significant changes to the terms of a credit card account), and to prohibit generally rate increases on existing credit card account balances. These and other consumer protection laws and regulations currently in effect, any consumer protection laws or regulations subsequently enacted or implemented, and changes in their regulatory application or judicial interpretation may make it more difficult for BANA to originate additional accounts or for the servicer to collect payments on the receivables, and the finance charges and other fees that BANA as owner of the accounts can charge on credit card account balances may be reduced. Furthermore, cardholders may choose to use credit cards less as a result of these consumer protection laws and their respective application and interpretation. Each of these results, independently or collectively, may reduce the effective yield on the credit card accounts in the Master Trust II Portfolio, which could result in an early redemption event and accelerated or reduced payments on your notes. See "*Risk Factors—Changes to*

186

consumer protection laws, including in their application or interpretation, may impede origination or collection efforts, change cardholder use patterns, or alter timing and amount of collections, any of which may result in an acceleration of, or reduction in, payments on your notes" in this prospectus for a more complete description of the CARD Act and the risks associated with it.

Master trust II may be liable for certain violations of consumer protection laws that apply to the receivables, either as assignee from BANA for obligations arising before transfer of the receivables to master trust II or as a party directly responsible for obligations arising after the transfer. In addition, a cardholder may be entitled to assert such violations by way of set-off against his obligation to pay the amount of receivables owing. BANA and Funding, as applicable, have represented and warranted in the master trust II agreement that all of the receivables have been and will be created in compliance with the requirements of such laws. The servicer also agrees in the master trust II agreement to indemnify master trust II, among other things, for any liability arising from such violations caused by the servicer. For a discussion of master trust II's rights arising from the breach of these warranties, see "*Master Trust II—Representations and Warranties*" in this prospectus.

Certain jurisdictions may attempt to require out-of-state credit card issuers to comply with such jurisdiction's consumer protection laws (including laws limiting the charges imposed by such credit card issuers) in connection with their operations in such jurisdictions. A successful challenge by such a jurisdiction could have an adverse impact on BANA's credit card operations or the yield on the receivables in master trust II.

If a cardholder sought protection under federal or state bankruptcy or debtor relief laws, a court could reduce or discharge completely the cardholder's obligations to repay amounts due on its account and, as a result, the related receivables would be written off as uncollectible. The certificateholders could suffer a loss if no funds are available from credit enhancement or other sources. See "*Master Trust II—Defaulted Receivables; Rebates and Fraudulent Charges*" in this prospectus.

Federal Income Tax Consequences

General

The following discussion describes the material United States federal income tax consequences of the purchase, ownership and disposition of the notes. The following discussion has been prepared and reviewed by Chapman and Cutler LLP as special tax counsel to the issuing entity (Special Tax Counsel), and is based on the Internal Revenue Code of 1986, as amended as of the date hereof, and existing final, temporary and proposed Treasury regulations, revenue rulings and judicial decisions, all of which are potentially subject to prospective and retroactive changes. The discussion is addressed only to original purchasers of the notes, deals only with notes held as capital assets within the meaning of Section 1221 of the Internal Revenue Code and, except as specifically set forth below, does not address tax consequences of holding notes that may be relevant to investors in light of their own investment circumstances or their special tax situations, such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities, non-U.S. persons, or investors holding the notes as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes. Further, this discussion does not address alternative minimum tax consequences or any tax consequences to holders of interests in a noteholder. Noteholders should be aware that this discussion and the opinions contained herein may not be able to be relied upon to avoid any income tax penalties that may be imposed with respect to the notes. An opinion of Special Tax Counsel is not binding on the Internal Revenue Service or the courts, and no ruling on any of the issues discussed below will be sought from the Internal Revenue Service. Moreover, there are no authorities on similar transactions involving interests issued by an entity with terms similar to those of the notes described in this prospectus. Accordingly, it is

suggested that persons considering the purchase of notes should consult their own tax advisors with regard to the United States federal income tax consequences of an investment in the notes and the application of United States federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to their particular situations.

Description of Opinions

As more fully described in this "*Federal Income Tax Consequences*" section, Special Tax Counsel is of the opinion to the effect that each of the issuing entity and master trust II will not be subject to federal income tax, and further that the offered notes will be characterized as debt for United States federal income tax purposes. Additionally, Special Tax Counsel is of the opinion to the effect that the statements set forth in this section to the extent that they constitute matters of law or legal conclusions, are correct in all material respects.

Special Tax Counsel has not been asked to opine on any other federal income tax matter, and the balance of this discussion does not purport to set forth any opinion of Special Tax Counsel concerning any other particular federal income tax matter. For example, the discussion of original issue discount below is a general discussion of federal income tax consequences relating to an investment in notes that are treated as having original issue discount, which discussion Special Tax Counsel opines is correct in all material respects as described above; however, that discussion does not set forth any opinion as to whether any particular notes will be treated as having original issue discount. Additionally, those matters as to which Special Tax Counsel renders opinions should be understood to be subject to the additional considerations in the discussions relating to those opinions set forth below.

Special Tax Counsel has not been asked to, and does not, render any opinion regarding the state or local income tax consequences of the purchase, ownership and disposition of a beneficial interest in the notes. See "—*State and Local Tax Consequences*."

This description of the substance of the opinions rendered by Special Tax Counsel is not intended as a substitute for an investor's review of the remainder of this discussion of income tax consequences, or for consultation with its own advisors or tax return preparer.

Tax Characterization of the Issuing Entity and the Notes

Treatment of the Issuing Entity and Master Trust II as Entities Not Subject to Tax

Special Tax Counsel is of the opinion that each of the issuing entity and master trust II will not be classified as an association or as a publicly traded partnership taxable as a corporation for federal income tax purposes. As a result, Special Tax Counsel is also of the opinion that each of the issuing entity and master trust II will not be subject to federal income tax. It should be noted that this transaction is not the subject of, or squarely on point with, any Treasury regulation, revenue ruling or judicial decision, and thus these opinions are not binding on the Internal Revenue Service and no assurance can be given that this characterization will prevail.

The precise tax characterization of the issuing entity and master trust II for federal income tax purposes is not certain. They might be viewed as merely holding assets on behalf of the beneficiary as collateral for notes issued by the beneficiary. On the other hand, they could be viewed as one or more separate entities issuing the notes for tax purposes. This distinction, however, should not have a significant tax effect on noteholders except as stated below under "—*Possible Alternative Characterizations*."

Treatment of the Notes as Debt

Special Tax Counsel is of the opinion that the notes offered by this prospectus will be characterized as debt for United States federal income tax purposes. Additionally, the issuing entity will agree in the indenture, and the noteholders will agree by their purchase and holding of notes, to treat the notes as debt secured by the collateral certificate and other assets of the issuing entity for United States federal income tax purposes. Again, it should be noted that this transaction is not the subject of, or squarely on point with, any Treasury regulation, revenue ruling or judicial decision, and thus this opinion is not binding on the Internal Revenue Service and no assurance can be given that this characterization will prevail.

Possible Alternative Characterizations

If, contrary to the opinion of Special Tax Counsel, the Internal Revenue Service successfully asserted that a series or class of notes did not represent debt for United States federal income tax purposes, those notes might be treated as equity interests in the issuing entity, master trust II or some other entity for such purposes. If so treated, investors could be treated either as partners in a partnership or, alternatively, as shareholders in a taxable corporation for such purposes. If an investor were treated as a partner in a partnership, it would be taxed individually on its respective share of the partnership's income, gain, loss, deductions and credits attributable to the partnership's ownership of the collateral certificate and any other assets and liabilities of the partnership without regard to whether there were actual distributions of that income. As a result, the amount, timing, character and source of items of income and deductions of an investor could differ if its notes were held to constitute partnership interests rather than debt. Treatment of a noteholder as a partner could have adverse tax consequences to certain holders; for example, absent an applicable exemption, income to foreign persons would be subject to United States tax and United States tax return filing and withholding requirements, and individual holders might be subject to certain limitations on their ability to deduct their share of partnership expenses. Alternatively, the Internal Revenue Service could contend that some or all of the notes, or separately some of the other securities that the issuing entity and master trust II are permitted to issue (and which are permitted to constitute debt or equity for federal income tax purposes), constitute equity in a partnership that should be classified as a publicly traded partnership taxable as a corporation for federal income tax purposes. Any such partnership could be so classified if its equity interests were traded on an "established securities market," or are "readily tradable" on a "secondary market" or its "substantial equivalent." The beneficiary intends to take measures designed to reduce the risk that either of the issuing entity or master trust II could be classified as a publicly traded partnership; although the beneficiary expects that such measures will ultimately be successful, certain of the actions that may be necessary for avoiding the treatment of such other securities as "readily tradable" on a "secondary market" or its "substantial equivalent" are not fully within the control of the beneficiary. As a result, there can be no assurance that the measures the beneficiary intends to take will in all circumstances be sufficient to prevent the issuing entity and master trust II from being classified as publicly traded partnerships. If the issuing entity or master trust II were treated in whole or in part as one or more publicly traded partnerships taxable as a corporation, corporate tax imposed with respect to that corporation could materially reduce cash available to make payments on the notes, and foreign investors could be subject to withholding taxes. Additionally, no distributions from the corporation would be deductible in computing the taxable income of the corporation, except to the extent that any notes or other securities were treated as debt of the corporation and distributions to the related noteholders or other security holders were treated as payments of interest thereon. Further, distributions to noteholders not treated as holding debt would be dividend income to the extent of the current and accumulated earnings and profits of the corporation (possibly without the benefit of any dividends received deduction). Prospective investors should consult their own tax advisors with regard to the consequences of possible alternative characterizations to them in their particular circumstances; the following discussion assumes

that the characterization of the notes as debt and the issuing entity and master trust II as entities not subject to federal income tax is correct.

Consequences to Holders of the Offered Notes

Interest and Original Issue Discount

Stated interest on a note will be includible in gross income as it accrues or is received in accordance with a noteholder's usual method of tax accounting. If notes are issued with original issue discount, the provisions of Sections 1271 through 1273 and 1275 of the Internal Revenue Code will apply to those notes. Under those provisions, a holder of such a note (including a cash basis holder) would be required to include the original issue discount on a note in income for federal income tax purposes on a constant yield basis, resulting in the inclusion of original issue discount in income in advance of the receipt of cash attributable to that income. Subject to the discussion below, a note will be treated as having original issue discount to the extent that its "stated redemption price" exceeds its "issue price," if such excess equals or exceeds 0.25 percent *multiplied by* the weighted average life of the note (determined by taking into account the number of complete years following issuance until payment is made for each partial principal payment). Under Section 1272(a)(6) of the Internal Revenue Code, special provisions apply to debt instruments on which payments may be accelerated due to prepayments of other obligations securing those debt instruments. However, no regulations have been issued interpreting those provisions, and the manner in which those provisions would apply to the notes is unclear, but the application of Section 1272(a)(6) could affect the rate of accrual of original issue discount and could have other consequences to holders of the notes. Additionally, the Internal Revenue Service could take the position based on Treasury regulations that none of the interest payable on a note is "unconditionally payable" and hence that all of such interest should be included in the note's stated redemption price at maturity. If sustained, such treatment should not significantly affect tax liabilities for most holders of the notes, but prospective noteholders should consult their own tax advisors concerning the impact to them in their particular circumstances. The issuing entity intends to take the position that interest on the notes constitutes "qualified stated interest" and that the above consequences do not apply.

Market Discount

A holder of a note who purchases an interest in a note at a discount that exceeds any original issue discount not previously includible in income may be subject to the "market discount" rules of Sections 1276 through 1278 of the Internal Revenue Code. These rules provide, in part, that gain on the sale or other disposition of a note and partial principal payments on a note are treated as ordinary income to the extent of accrued market discount. The market discount rules also provide for deferral of interest deductions for debt incurred to purchase or carry a note that has market discount.

Market Premium

A holder of a note who purchases an interest in a note at a premium may elect to amortize the premium against interest income over the remaining term of the note in accordance with the provisions of Section 171 of the Internal Revenue Code.

Disposition of the Notes

Subject to exceptions such as in the case of "wash sales," upon the sale, exchange or retirement of a note, the holder of the note will recognize taxable gain or loss in an amount equal to the difference between the amount realized on the disposition (other than amounts attributable to accrued interest) and the holder's adjusted tax basis in the note. The holder's adjusted tax basis in the note generally will equal

the cost of the note to such holder, increased by any market or original issue discount previously included in income by such holder for the note, and decreased by the amount of any bond premium previously amortized and any payments of principal or original issue discount previously received by such holder for such note. Except to the extent of any accrued market discount not previously included in income, any such gain treated as capital gain will be long-term capital gain if the note has been held for more than one year, and any such loss will be a capital loss, subject to limitations on deductibility.

Medicare Tax on Investment Income

The Internal Revenue Code also imposes a Medicare-related surtax of 3.8% on the "net investment income" of certain individuals, trusts and estates. Among other items, net investment income generally includes interest on debt obligations like the notes and net gain attributable to the disposition of debt instruments like the notes to the extent that such gain would be otherwise included in taxable income.

Foreign Holders

Under United States federal income tax law now in effect, subject to exceptions applicable to certain types of interest, payments of interest by the issuing entity to a holder of a note who, as to the United States, is a nonresident alien individual or a foreign corporation (a foreign person) will be considered "portfolio interest" and will not be subject to United States federal income tax and withholding tax provided the interest is not effectively connected with the conduct of a trade or business within the United States by the foreign person and the foreign person (i) is not for United States federal income tax purposes (a) actually or constructively a "10 percent shareholder" of the beneficiary, the issuing entity or master trust II, (b) a "controlled foreign corporation" with respect to which the beneficiary, the issuing entity or master trust II is a "related person" within the meaning of the Internal Revenue Code, or (c) a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business, and (ii) provides the person who is otherwise required to withhold United States tax with respect to the notes with an appropriate statement (on IRS Form W-8BEN or W-8BEN-E, as applicable, or a substitute form), signed under penalties of perjury, certifying that the beneficial owner of the note is a foreign person and providing the foreign person's name, address and certain additional information. If a note is held through a securities clearing organization or certain other financial institutions (as is expected to be the case unless Definitive Notes are issued), the organization or institution may provide the relevant signed statement to the withholding agent; in that case, however, the signed statement must be accompanied by an IRS Form W-8BEN or W-8BEN-E, as applicable, or substitute form provided by the foreign person that owns the note. Special rules apply to partnerships, estates and trusts, and in certain circumstances certifications as to foreign status and other matters may be required to be provided by partners and beneficiaries thereof. If such interest is not portfolio interest, then it will be subject to United States federal income and withholding tax at a rate of 30%, unless reduced or eliminated pursuant to an applicable tax treaty or such interest is effectively connected with the conduct of a trade or business within the United States and, in either case, the appropriate statement has been provided.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a foreign person will be exempt from United States federal income tax and withholding tax, provided that (i) such gain is not effectively connected with the conduct of a trade or business in the United States by the foreign person, and (ii) in the case of an individual foreign person, such individual is not present in the United States for 183 days or more in the taxable year.

Foreign persons holding interests in notes should consult their tax advisors regarding the procedures whereby they may establish an exemption from withholding.

Backup Withholding and Information Reporting

Payments of principal and interest, as well as payments of proceeds from the sale, retirement or disposition of a note, may be subject to "backup withholding" tax under Section 3406 of the Internal Revenue Code if a recipient of such payments fails to furnish to the payor certain identifying information. Any amounts deducted and withheld would be allowed as a credit against such recipient's United States federal income tax, provided appropriate proof is provided under rules established by the Internal Revenue Service. Furthermore, certain penalties may be imposed by the Internal Revenue Service on a recipient of payments that is required to supply information but that does not do so in the proper manner. Backup withholding will not apply for payments made to certain exempt recipients. Information may also be required to be provided to the Internal Revenue Service concerning payments, unless an exemption applies. Holders of the notes should consult their tax advisors regarding the rates for backup withholding, their qualification for exemption from backup withholding and information reporting and the procedure for obtaining such an exemption.

Withholding Related to Foreign Accounts of United States Persons

In addition, withholding taxes may be imposed under the Foreign Account Tax Compliance Act (FATCA) on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities. Failure to comply with additional certification, information reporting and other specified requirements imposed pursuant to FATCA could result in the imposition of a 30% withholding tax on payments of interest (including original issue discount) and gross sales proceeds to holders of notes who are U.S. persons who own their notes through foreign accounts or foreign intermediaries and to certain holders of notes who are non-U.S. persons. FATCA may result in changes to some of the general rules discussed above relating to certification requirements, information reporting and withholding. The foregoing rules generally apply to payments of interest (including original issue discount) on the notes made and to payments of gross proceeds from a sale or other disposition of the notes on or after January 1, 2017. Prospective investors should consult their own tax advisors regarding FATCA and any effect on them.

The United States federal income tax discussion set forth above may not be applicable depending upon a holder's particular tax situation, and does not purport to address the issues described with the degree of specificity that would be provided by a taxpayer's own tax advisor. Accordingly, it is suggested that prospective investors should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the notes and the possible effects of changes in federal tax laws.

State and Local Tax Consequences

The discussion above does not address the taxation of the issuing entity or the tax consequences of the purchase, ownership or disposition of an interest in the notes under any state or local tax law. It is suggested that each investor should consult its own tax advisor regarding state and local tax consequences.

Benefit Plan Investors

Benefit plans are required to comply with restrictions under the Employee Retirement Income Security Act of 1974, known as ERISA, and/or Section 4975 of the Internal Revenue Code, if they are subject to either or both sets of restrictions. The ERISA restrictions include rules concerning prudence and diversification of the investment of assets of a benefit plan—referred to as "plan assets." A benefit

plan fiduciary should consider whether an investment by the benefit plan in notes complies with these requirements.

In general, a benefit plan for these purposes includes:

- a plan or arrangement which provides deferred compensation or certain health or other welfare benefits to employees;

- an employee benefit plan that is tax-qualified under the Internal Revenue Code and provides deferred compensation to employees—such as a pension, profit-sharing, Section 401(k) or Keogh plan; and

- a collective investment fund or other entity if (a) the fund or entity has one or more benefit plan investors and (b) certain "look-through" rules apply and treat the assets of the fund or entity as constituting plan assets of the benefit plan investor.

However, a plan maintained by a governmental employer is not a benefit plan for these purposes. Most plans maintained by religious organizations and plans maintained by foreign employers for the benefit of employees employed outside the United States are also not benefit plans for these purposes. A fund or other entity—including an insurance company general account—considering an investment in notes should consult its tax advisors concerning whether its assets might be considered plan assets of benefit plan investors under these rules.

Prohibited Transactions

ERISA and Section 4975 of the Internal Revenue Code also prohibit transactions of a specified type between a benefit plan and a party in interest who is related in a specified manner to the benefit plan. Individual retirement accounts and tax-qualified plans that provide deferred compensation to employees are also subject to these prohibited transaction rules unless they are maintained by a governmental employer or (in most cases) a religious organization. Violation of these prohibited transaction rules may result in significant penalties. There are statutory exemptions from the prohibited transaction rules, and the U.S. Department of Labor has granted administrative exemptions for specified transactions.

Potential Prohibited Transactions from Investment in Notes

There are two categories of prohibited transactions that might arise from a benefit plan's investment in notes. Fiduciaries of benefit plans contemplating an investment in notes should carefully consider whether the investment would violate these rules.

Prohibited Transactions between the Benefit Plan and a Party in Interest

The first category of prohibited transaction could arise on the grounds that the benefit plan, by purchasing notes, was engaged in a prohibited transaction with a party in interest. A prohibited transaction could arise, for example, if the notes were viewed as debt of BANA and BANA is a party in interest as to the benefit plan. A prohibited transaction could also arise if BANA, the transferor, the master trust II trustee, the indenture trustee, the servicer or another party with an economic relationship to the issuing entity or master trust II either:

- is involved in the investment decision for the benefit plan to purchase notes or

- is otherwise a party in interest as to the benefit plan.

If a prohibited transaction might result from the benefit plan's purchase of notes, a statutory or an administrative exemption from the prohibited transaction rules might be available to permit an investment in notes. The statutory exemption that is potentially available is set forth in Section 408(b)(17) of ERISA and is available to a "service provider" to a benefit plan that is not a fiduciary with respect to the benefit plan's assets being used to purchase the notes or an affiliate of such a fiduciary. The administrative exemptions that are potentially available include the following prohibited transaction class exemptions:

- 96-23, available to certain "in-house asset managers";

- 95-60, available to insurance company general accounts;

- 91-38, available to bank collective investment funds;

- 90-1, available to insurance company pooled separate accounts; and

- 84-14, available to "qualified professional asset managers."

However, even if the benefit plan is eligible for one of these exemptions, the exemption may not cover every aspect of the investment by the benefit plan that might be a prohibited transaction.

Prohibited Transactions between the Issuing Entity or Master Trust II and a Party in Interest

The second category of prohibited transactions could arise if:

- a benefit plan acquires notes, and

- under the "look-through" rules of Section 3(42) of ERISA and the U.S. Department of Labor plan asset regulation, collectively referred to herein as the "plan asset regulation," assets of the issuing entity are treated as if they were plan assets of the benefit plan.

In this case, every transaction by the issuing entity would be treated as a transaction by the benefit plan using its plan assets.

If assets of the issuing entity are treated as plan assets of a benefit plan investor, a prohibited transaction could result if the issuing entity itself engages in a transaction with a party in interest as to the benefit plan. For example, if the issuing entity's assets are treated as assets of the benefit plan and master trust II holds a credit card receivable that is an obligation of a participant in that same benefit plan, then there would be a prohibited extension of credit between the benefit plan and a party in interest, the plan participant.

As a result, if assets of the issuing entity are treated as plan assets, there would be a significant risk of a prohibited transaction. Moreover, the prohibited transaction exemptions referred to above could not be relied on to exempt all the transactions of the issuing entity or master trust II from the prohibited transaction rules. In addition, because all the assets of the issuing entity or master trust II would be treated as plan assets, managers of those assets might be required to comply with the fiduciary responsibility rules of ERISA.

Under an exemption in the plan asset regulation, assets of the issuing entity would not be considered plan assets, and so this risk of prohibited transactions should not arise, if a benefit plan purchases a note that:

- is treated as indebtedness under local law, and

- has no "substantial equity features."

The issuing entity expects that all notes offered by this prospectus will be indebtedness under local law. Likewise, although there is no authority directly on point, the issuing entity believes that the notes should not be considered to have substantial equity features. As a result, the plan asset regulation should not apply to cause assets of the issuing entity to be treated as plan assets.

Investment by Benefit Plan Investors

For the reasons described in the preceding sections, and subject to the limitations referred to therein, benefit plans can purchase notes. However, the benefit plan fiduciary must ultimately determine whether the requirements of the plan asset regulation are satisfied. More generally, the fiduciary must determine whether the benefit plan's investment in notes will result in one or more nonexempt prohibited transactions or otherwise violate the provisions of ERISA or the Internal Revenue Code. By purchasing notes, each investor purchasing on behalf of employee benefit plans or individual retirement accounts will be deemed to certify that the purchase and subsequent holding of the notes by the investor would be exempt from the prohibited transaction rules of ERISA and/or Section 4975 of the Internal Revenue Code.

Tax Consequences to Benefit Plans

In general, assuming the notes are debt for federal income tax purposes, interest income on notes would not be taxable to benefit plans that are tax-exempt under the Internal Revenue Code, unless the notes were "debt-financed property" because of borrowings by the benefit plan itself. However, if, contrary to the opinion of Special Tax Counsel, for federal income tax purposes, the notes are equity interests in a partnership and the partnership or master trust II is viewed as having other outstanding debt, then all or part of the interest income on the notes would be taxable to the benefit plan as "debt-financed income." Benefit plans should consult their tax advisors concerning the tax consequences of purchasing notes.

[Underwriting][Plan of Distribution]

[Subject to the terms and conditions of the underwriting agreement for the Class [•](201[•]-[•]) notes, the issuing entity has agreed to sell to each of the underwriters named below, and each of those underwriters has severally agreed to purchase, the principal amount of the Class [•](201[•]-[•]) notes set forth opposite its name:

Underwriters	Principal Amount	
Merrill Lynch, Pierce, Fenner & Smith		
Incorporated	$	[•]
[•]...	$	[•]
[•]...	$	[•]
[•]...	$	[•]
[•]...	$	[•]
Total	$	[•]

The several underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all $[•] of the aggregate principal amount of the Class [•](201[•]-[•]) notes if any of the Class [•](201[•]-[•]) notes are purchased.

The underwriters have advised the issuing entity that the several underwriters propose to offer the Class [•](201[•]-[•]) notes to the public [at the public offering price determined by the several underwriters and set forth on the cover page of this prospectus and to offer the Class [•](201[•]-[•]) notes to certain dealers at that public offering price less a concession not in excess of [•]% of the principal amount of the Class [•](201[•]-[•]) notes. The underwriters may allow, and those dealers may reallow to other dealers, a concession not in excess of [•]% of the principal amount] [in negotiated transactions or otherwise at varying prices to be determined at the applicable time of sale. The underwriters and any dealers that participate with the underwriters in the distribution of the Class [•](201[•]-[•]) notes will be underwriters, and the difference between the purchase price for the Class [•](201[•]-[•]) notes paid to the issuing entity and the proceeds from the sales of the Class [•](201[•]-[•]) notes realized by the underwriters and any dealers that participate with the underwriters in the distribution of the Class [•](201[•]-[•]) notes will constitute underwriting discounts and commissions].

After the initial public offering, the public offering price and other selling terms may be changed by the underwriters.

Each underwriter of the Class [•](201[•]-[•]) notes has agreed that:

- it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the FSMA) with respect to anything done by it in relation to the Class [•](201[•]-[•]) notes in, from or otherwise involving the United Kingdom; and

- it has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Class [•](201[•]-[•]) notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity.

Further, in relation to each member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter of the Class [•](201[•]-[•]) notes has represented and agreed that from and including the date on which the Prospectus Directive is implemented in the Relevant Member State it has not made and will not make an offer of the Class [•](201[•]-[•]) notes to the public in that Relevant Member State other than to any legal entity which is a qualified investor as defined in the Prospectus Directive; provided, that no such offer of the

Class [•](201[•]-[•]) notes shall require the issuing entity or an underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of the above paragraph and this paragraph, as applicable, (A) the expression an "offer of the Class [•](201[•]-[•]) notes to the public" in relation to any Class [•](201[•]-[•]) notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class [•](201[•]-[•]) notes to be offered so as to enable an investor to decide to purchase or subscribe the Class [•](201[•]-[•]) notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, (B) the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State, (C) the expression "2010 PD Amending Directive" means Directive 2010/73/EU and (D) the countries comprising the "European Economic Area" are Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden and the United Kingdom.

In connection with the sale of the Class [•](201[•]-[•]) notes, the underwriters may engage in:

- over-allotments, in which members of the syndicate selling the Class [•](201[•]-[•]) notes sell more notes than the issuing entity actually sold to the syndicate, creating a syndicate short position;

- stabilizing transactions, in which purchases and sales of the Class [•](201[•]-[•]) notes may be made by the members of the selling syndicate at prices that do not exceed a specified maximum;

- syndicate covering transactions, in which members of the selling syndicate purchase the Class [•](201[•]-[•]) notes in the open market after the distribution has been completed in order to cover syndicate short positions; and

- penalty bids, by which an underwriter reclaims a selling concession from a syndicate member when any of the Class [•](201[•]-[•]) notes originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Class [•](201[•]-[•]) notes to be higher than it would otherwise be. These transactions, if commenced, may be discontinued at any time.

The issuing entity, Funding and BANA will, jointly and severally, indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under applicable securities laws, or contribute to payments the underwriters may be required to make in respect of those liabilities.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the underwriters of the Class [•](201[•]-[•]) notes, is an affiliate of each of BANA and Funding [and the derivative counterparty]. Affiliates of BANA, Funding and Merrill Lynch, Pierce, Fenner & Smith Incorporated [and the derivative counterparty] may purchase all or a portion of the Class [•](201[•]-[•]) notes. Any Class [•](201[•]-[•]) notes purchased by such an affiliate may in certain circumstances be resold to an unaffiliated party at prices related to prevailing market prices at the time of such resale. In connection with such resale, such

affiliate may be deemed to be participating in a distribution of the Class [•](201[•]-[•]) notes, or an agent participating in the distribution of the Class [•](201[•]-[•]) notes, and such affiliate may be deemed to be an "underwriter" of the Class [•](201[•]-[•]) notes under the Securities Act of 1933. In such circumstances any profit realized by such affiliate on such resale may be deemed to be underwriting discounts and commissions.

Proceeds to the issuing entity from the sale of the Class [•](201[•]-[•]) notes and the underwriting discount are set forth on the cover page of this prospectus. Proceeds to the issuing entity from the sale of the Class [•](201[•]-[•]) notes will be paid to Funding. See "*Use of Proceeds*" in this prospectus. Additional offering expenses, which will be paid by Funding, are estimated to be $[•].]

[Subject to the terms and conditions of the [placement agency] [purchase] agreement, the issuing entity has agreed to offer and sell the Class [•](201[•]-[•]) notes [through agents] [directly to one or more purchasers].

Any agent that offers the Class [•](201[•]-[•]) notes may be an affiliate of the issuing entity, and offers and sales of Class [•](201[•]-[•]) notes may include secondary market transactions by affiliates of the issuing entity. These affiliates may act as principal or agent in secondary market transactions. Secondary market transactions will be made at prices related to prevailing market prices at the time of sale.

Dealer trading may take place in some of the Class [•](201[•]-[•]) notes, including notes not listed on any securities exchange. Direct sales may be made on a national securities exchange or otherwise. If the issuing entity, directly or through agents, solicits offers to purchase Class [•](201[•]-[•]) notes, the issuing entity reserves the sole right to accept and, together with its agents, to reject in whole or in part any proposed purchase of Class [•](201[•]-[•]) notes.

The issuing entity may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. The issuing entity may authorize agents to solicit offers by certain institutions to purchase securities from the issuing entity pursuant to delayed delivery contracts providing for payment and delivery at a future date.

Any agent participating in the distribution of securities, including Class [•](201[•]-[•]) notes offered by this prospectus, will be deemed to be, an "underwriter" of those securities under the Securities Act of 1933 and any discounts or commissions received by it and any profit realized by it on the sale or resale of the securities may be deemed to be underwriting discounts and commissions.

BANA, the transferor or the issuing entity have agreed to indemnify agents and their controlling persons against certain civil liabilities, including liabilities under the Securities Act of 1933 in connection with their participation in the distribution of the Class [•](201[•]-[•]) notes.

Agents participating in the distribution of the Class [•](201[•]-[•]) notes, and their controlling persons, may engage in transactions with and perform services for BANA, Funding, the issuing entity or their respective affiliates in the ordinary course of business.]

Legal Matters

Certain legal matters relating to the issuance of the notes and the collateral certificate will be passed upon for BANA, the transferor and master trust II by Chapman and Cutler LLP, Washington, D.C. Certain legal matters relating to the issuance of the notes and the collateral certificate under the laws of the State of Delaware will be passed upon for BANA, the transferor and master trust II by Richards,

Layton & Finger, P.A., Wilmington, Delaware. Certain legal matters relating to the federal tax consequences of the issuance of the notes will be passed upon for the issuing entity by Chapman and Cutler LLP. Certain legal matters relating to the issuance of the notes will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

Where You Can Find More Information

We filed a registration statement relating to the notes with the SEC. This prospectus is part of the registration statement, but the registration statement includes additional information.

The servicer will file with the SEC all required annual reports on Form 10-K, periodic reports on Form 10-D and current reports on Form 8-K.

You may read and copy any reports, statements or other information we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549, on official business days between the hours of 10:00 a.m. and 3:00 p.m. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC Internet Web site (http://www.sec.gov). Our SEC filings may be located by using the SEC Central Index Key (CIK) for BA Credit Card Trust, 0001128250. At the time we prepared the electronic version of this prospectus, the uniform resource locator, or URL, in this paragraph was included as, and was intended to remain, an inactive textual reference only. Despite our actions and intentions, many standard software programs may automatically convert an inactive URL into an active hyperlink when this document is subsequently accessed.

Reports that are filed with the SEC by the servicer pursuant to the Securities Exchange Act of 1934 will be made available to investors as soon as reasonably practicable after those reports are filed with the SEC. These reports may be accessed by any investor, free of charge, through an Internet Web site at http://ccabs.bankofamerica.com. In the event this Internet Web site is temporarily unavailable, BANA will provide to investors electronic or paper copies of such reports free of charge upon request. For purposes of any electronic version of this prospectus, the URL in this paragraph is an inactive textual reference only. At the time we prepared the electronic version of this prospectus, the URL in this paragraph was included as, and was intended to remain, an inactive textual reference only. Despite our actions and intentions, many standard software programs may automatically convert an inactive URL into an active hyperlink when this document is subsequently accessed.

We "incorporate by reference" information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus. We incorporate by reference any distribution reports on Form 10-D and current reports on Form 8-K subsequently filed by or on behalf of master trust II and the issuing entity pursuant to Sections 13(a), 13(c), or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the Class [•](201[•]-[•]) notes, but not any information that we may furnish but that is not deemed filed.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents (unless the exhibits are specifically incorporated by reference), at no cost, by writing or calling us at: Investor Relations; Bank of America, National Association; Charlotte, North Carolina 28255; phone: (980) 683-4915.

Glossary of Defined Terms

"Addition Date" means the date of any assignment of receivables in additional accounts to the Master Trust II Portfolio.

"Adjusted Outstanding Dollar Principal Amount" means, for any series, class or tranche of notes, the outstanding dollar principal amount of such series, class or tranche, *less* any funds on deposit in the principal funding account or the related subaccount, as applicable, for such series, class or tranche.

"Aggregate Class D Investor Default Amount" means, for any month, the sum of the Class D Investor Default Amounts for such month.

"Aggregate Investor Default Amount" means, for any month, the amount if any by which the Aggregate Class D Investor Default Amount for such month exceeds the Class D Investor Interest.

"Available Funds" means (a) for all series of notes, the collections of finance charge receivables (and certain amounts to be treated as finance charge receivables) allocable to Series 2001-D, *plus* Series 2001-D's allocable portion of investment earnings (net of losses and expenses) on amounts on deposit in the master trust II finance charge account, *plus,* the amount of any collections of principal receivables allocable to the Class D certificate that were reallocated as Available Funds as described in "*Master Trust II—The Collateral Certificate,*" *minus*, if BANA or The Bank of New York Mellon is the servicer, any servicer interchange attributable to Series 2001-D as described in "*Master Trust II—Servicing Compensation and Payment of Expenses*" and (b) for any series, class or tranche of notes, the amount of collections in clause (a) allocated to that series, class or tranche, as applicable, *plus* any other amounts, or allocable portion thereof, to be treated as Available Funds for that series, class or tranche as determined in connection with the issuance of such series, class or tranche of notes.

"Available Funds Allocation Amount" means, on any date during any month for any tranche, class or series of notes (exclusive of (a) any notes within such tranche, class or series which will be paid in full during such month and (b) any notes which will have a nominal liquidation amount of zero during such month), an amount equal to the sum of (i) the nominal liquidation amount for such tranche, class or series, as applicable, as of the last day of the preceding month, *plus* (ii) the aggregate amount of any increases in the nominal liquidation amount of such tranche, class or series, as applicable, as a result of (y) the issuance of a new tranche of notes or the issuance of additional notes in an outstanding tranche of notes or (z) the release of prefunded amounts (other than prefunded amounts deposited during such month) for such tranche, class or series, as applicable, from a principal funding subaccount, in each case during such month.

"Available Principal Amounts" means, (a) for all series of notes, the collections of principal receivables allocated to Series 2001-D, *plus* the amount of collections of finance charge receivables allocable to the Class D certificate that are applied as Available Principal Amounts as described in "*Master Trust II—The Class D Certificate,*" and (b) for any series, class or tranche of notes, the amount of collections in clause (a) allocated to that series, class or tranche, as applicable.

"BACCS Removal Date" means July 8, 2015.

"Bank Portfolio" means the portfolio of MasterCard, Visa and American Express credit card accounts owned by BANA.

"Base Rate" for a month is the rate equal to:

—the weighted average interest rates for the outstanding BAseries notes (based on the outstanding dollar principal amount of the related notes) and the Class D certificate (based on the Class D Investor Interest), *plus*

—1.25%, or if BANA or The Bank of New York Mellon is not the servicer, 2.00%, *plus*

—only if BANA or The Bank of New York Mellon is the servicer, the rate (not to exceed 0.75%) at which finance charge receivables allocable to interchange are collected for that month.

"BAseries Available Funds" means, for any month, the amounts to be treated as BAseries Available Funds as described in "*Source of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—BAseries Available Funds.*"

"BAseries Available Principal Amounts" means, for any month, the sum of the Available Principal Amounts allocated to the BAseries, dollar payments for principal under any derivative agreements for tranches of notes of the BAseries, and any amounts of BAseries Available Funds available to cover Investor Default Amounts allocable to the BAseries or reimburse any deficits in the nominal liquidation amount of the BAseries notes.

"Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York or Newark, Delaware are authorized or obligated by law, executive order or governmental decree to be closed.

"Class A Unused Subordinated Amount of Class B notes" means for any tranche of outstanding Class A notes, for any Transfer Date, an amount equal to the Class A required subordinated amount of Class B notes *minus* the Class A Usage of Class B Required Subordinated Amount, each as of such Transfer Date.

"Class A Unused Subordinated Amount of Class C notes" means for any tranche of outstanding Class A notes, for any Transfer Date, an amount equal to the Class A required subordinated amount of Class C notes *minus* the Class A Usage of Class C Required Subordinated Amount, each as of such Transfer Date.

"Class A Usage of Class B Required Subordinated Amount" means, for any tranche of outstanding Class A notes, zero on the date of issuance of such tranche, and on any Transfer Date thereafter, the sum of the Class A Usage of Class B Required Subordinated Amount as of the preceding date of determination *plus* the sum of the following amounts:

(1)   an amount equal to the product of:

- a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B notes for that tranche of Class A notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), *times*

- the amount of charge-offs for uncovered Investor Default Amounts initially allocated to Class B notes which did not result in a Class A Usage of Class C Required Subordinated Amount for such tranche of Class A notes on such Transfer Date; *plus*

(2) the amount of charge-offs for uncovered Investor Default Amounts initially allocated to that tranche of Class A notes and then reallocated on such Transfer Date to Class B notes; *plus*

(3) the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to the interest funding subaccount for that tranche of Class A notes which did not result in a Class A Usage of Class C Required Subordinated Amount for such tranche of Class A notes; *plus*

(4) an amount equal to the aggregate amount of BAseries Available Principal Amounts reallocated to pay any amount to the servicer for such tranche of Class A notes which did not result in a Class A Usage of Class C Required Subordinated Amount for such tranche of Class A notes on such Transfer Date; *minus*

(5) an amount (which will not exceed the sum of items (1) through (4) above) equal to the sum of:

- the product of:

  —a fraction, the numerator of which is the Class A Usage of Class B Required Subordinated Amount (prior to giving effect to any reimbursement of a Nominal Liquidation Amount Deficit for any tranche of Class B notes on such Transfer Date) for such tranche of Class A notes and the denominator of which is the aggregate Nominal Liquidation Amount Deficits for all tranches of Class B notes (prior to giving effect to any reimbursement of a Nominal Liquidation Amount Deficit for any tranche of Class B notes on such Transfer Date), *times*

  —the aggregate amount of the Nominal Liquidation Amount Deficits of any tranche of Class B notes which are reimbursed on such Transfer Date, *plus*

- if the aggregate Class A Usage of Class B Required Subordinated Amount (prior to giving effect to any reimbursement of Nominal Liquidation Amount Deficits for any tranche of Class B notes on such Transfer Date) for all Class A notes exceeds the aggregate Nominal Liquidation Amount Deficits of all tranches of Class B notes (prior to giving effect to any reimbursement on such Transfer Date), the product of:

  —a fraction, the numerator of which is the amount of such excess and the denominator of which is the aggregate Nominal Liquidation Amount Deficits for all tranches of Class C notes (prior to giving effect to any reimbursement of a Nominal Liquidation Amount Deficit for any tranche of Class C notes on such Transfer Date), *times*

  —the aggregate amount of the Nominal Liquidation Amount Deficits of any tranche of Class C notes which are reimbursed on such Transfer Date, *times*

  —a fraction, the numerator of which is the Class A Usage of Class B Required Subordinated Amount of such tranche of Class A notes and the denominator of which is the Class A Usage of Class B Required Subordinated Amount for all Class A notes in the BAseries.

"Class A Usage of Class C Required Subordinated Amount" means, for any tranche of outstanding Class A notes, zero on the date of issuance of such tranche of Class A notes, and on any

Transfer Date thereafter, the sum of the Class A Usage of Class C Required Subordinated Amount as of the preceding date of determination *plus* the sum of the following amounts:

(1)   an amount equal to the product of:

  • a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class C notes for that tranche of Class A notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class C notes (as of the last day of the preceding month), *times*

  • the amount of charge-offs for uncovered Investor Default Amounts initially allocated on such Transfer Date to Class C notes; *plus*

(2)   the amount of charge-offs for uncovered Investor Default Amounts initially allocated to that tranche of Class A notes and then reallocated on such Transfer Date to Class C notes; *plus*

(3)   an amount equal to the product of:

  • a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B notes for that tranche of Class A notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), *times*

  • the amount of charge-offs for uncovered Investor Default Amounts initially allocated on such Transfer Date to Class B notes; *plus*

(4)   the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to the interest funding subaccount for that tranche of Class A notes; *plus*

(5)   an amount equal to the product of:

  • a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B notes for such tranche of Class A notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), *times*

  • the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to the interest funding subaccount for any tranche of Class B notes; *plus*

(6)   the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to pay any amount to the servicer for such tranche of Class A notes; *plus*

(7)   an amount equal to the product of:

  • a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B notes for that tranche of Class A notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), *times*

- the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to pay any amount to the servicer for any tranche of Class B notes; *minus*

(8)   an amount (which will not exceed the sum of items (1) through (7) above) equal to the product of:

- a fraction, the numerator of which is the Class A Usage of Class C Required Subordinated Amount (prior to giving effect to any reimbursement of a Nominal Liquidation Amount Deficit for any tranche of Class C notes on such Transfer Date) for that tranche of Class A notes and the denominator of which is the aggregate Nominal Liquidation Amount Deficits (prior to giving effect to such reimbursement) of all Class C notes, *times*

- the aggregate Nominal Liquidation Amount Deficits of all Class C notes which are reimbursed on such Transfer Date.

"Class B Unused Subordinated Amount of Class C notes" means for any tranche of outstanding Class B notes, for any Transfer Date, an amount equal to the Class B required subordinated amount of Class C notes *minus* the Class B Usage of Class C Required Subordinated Amount, each as of such Transfer Date.

"Class B Usage of Class C Required Subordinated Amount" means, for any tranche of outstanding Class B notes, zero on the date of issuance of such tranche, and on any Transfer Date thereafter, the sum of the Class B Usage of Class C Required Subordinated Amount as of the preceding date of determination *plus* the sum of the following amounts:

(1)   an amount equal to the product of:

- a fraction, the numerator of which is the Class B Unused Subordinated Amount of Class C notes for that tranche of Class B notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class C notes (as of the last day of the preceding month), *times*

- the amount of charge-offs for uncovered Investor Default Amounts initially allocated on such Transfer Date to Class C notes; *plus*

(2)   an amount equal to the product of:

- a fraction, the numerator of which is the nominal liquidation amount for that tranche of Class B notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), *times*

- the sum of (i) the amount of charge-offs for uncovered Investor Default Amounts initially allocated to any tranche of Class A notes that has a Class A Unused Subordinated Amount of Class B notes that was included in Class A Usage of Class C Required Subordinated Amount and (ii) the amount of charge-offs for uncovered Investor Default Amounts initially allocated to any tranche of Class A notes that has a Class A Unused Subordinated Amount of Class B notes that was included in Class A Usage of Class B Required Subordinated Amount; *plus*

204

(3)   the amount of charge-offs for uncovered Investor Default Amounts initially allocated to that tranche of Class B notes, and then reallocated on such date to the Class C notes; *plus*

(4)   an amount equal to the product of:

- a fraction, the numerator of which is the nominal liquidation amount for that tranche of Class B notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), *times*

- the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to the interest funding subaccount for any tranche of Class A notes that has a Class A Unused Subordinated Amount of Class B notes; *plus*

(5)   the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to the interest funding subaccount for that tranche of Class B notes; *plus*

(6)   an amount equal to the product of:

- a fraction, the numerator of which is the nominal liquidation amount for such tranche of Class B notes (as of the last day of the preceding month) and the denominator of which is the aggregate nominal liquidation amount of all Class B notes (as of the last day of the preceding month), *times*

- the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to pay any amount to the servicer for any tranche of Class A notes that has a Class A Unused Subordinated Amount of Class B notes; *plus*

(7)   the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to pay any amount to the servicer for such tranche of Class B notes; *minus*

(8)   an amount (which will not exceed the sum of items (1) through (7) above) equal to the product of:

- a fraction, the numerator of which is the Class B Usage of Class C Required Subordinated Amount (prior to giving effect to any reimbursement of a Nominal Liquidation Amount Deficit for any tranche of Class C notes on such Transfer Date) for that tranche of Class B notes and the denominator of which is the aggregate Nominal Liquidation Amount Deficits (prior to giving effect to such reimbursement) of all Class C notes, *times*

- the aggregate Nominal Liquidation Amount Deficits of all Class C notes which are reimbursed on such Transfer Date.

"Class D Investor Charge-Off" has the meaning described in "*Master Trust II—The Class D Certificate*" in this prospectus.

"Class D Investor Default Amount" means, for any receivable, the product of:

- the Floating Investor Percentage on the day the applicable account became a Defaulted Account; and

- the Default Amount.

"Class D Investor Interest" means an amount equal to the required Class D Investor Interest as of March 31, 2010 (determined as described in "*The Notes—Required Subordinated Amount—The Class D Certificate*"), *plus* the amount of any increase in the required Class D Investor Interest following March 31, 2010, *minus* the aggregate amount of principal payments made to the Class D Certificateholder on or prior to such date, *minus* the aggregate amount of Class D Investor Charge-Offs, *minus* the aggregate amount of collections of principal receivables allocable to the Class D certificate that are reallocated to pay interest on the notes or the portion of the master trust II servicing fee allocated to the BAseries notes, *plus* the amount of collections of finance charge receivables allocable to the Class D certificate that are applied as Available Principal Amounts as described in "*Master Trust II—The Class D Certificate*" in this prospectus.

"Cut-Off Date" means June 22, 1994.

"Daily Available Funds Amount" means, for any day during any month, an amount equal to the product of (a) the amount of collections of finance charge receivables (together with certain amounts to be treated as finance charge receivables) processed for any series, class or tranche of notes, *minus*, if BANA or The Bank of New York Mellon is the servicer, the amount of interchange paid to the servicer for each month, and (b) the percentage equivalent of a fraction, the numerator of which is the Available Funds Allocation Amount for the related series, class or tranche of notes for such day and the denominator of which is the Available Funds Allocation Amount for all series of notes for such day.

"Daily Principal Amount" means, for any day during any month on which collections of principal receivables are processed for any series, class or tranche of notes, an amount equal to the product of (a) the aggregate amount of collections of principal receivables allocated to the issuing entity on such day and (b) the percentage equivalent of a fraction, the numerator of which is the Principal Allocation Amount for the related series, class or tranche of notes for such day and the denominator of which is the Principal Allocation Amount for all series of notes for such day.

"Default Amount" means the aggregate amount of principal receivables (other than ineligible receivables) in a Defaulted Account on the day such account became a Defaulted Account.

"Defaulted Accounts" means certain accounts in the Master Trust II Portfolio, the receivables of which have been charged off as uncollectible by the servicer.

"Definitive Notes" means notes in definitive, fully registered form.

"Delinquency Trigger Rate" means, initially, [___]%, which percentage will be reviewed and may be adjusted upon the occurrence of any of the following events:

- the filing of a registration statement with the SEC relating to any notes or investor certificates to be offered and sold from time to time by the transferor, on behalf of the issuing entity or master trust II; and

- a change in law or regulation (including any new or revised interpretation of an existing law or regulation) that, in the transferor's judgment, could reasonably be expected to have a material effect on the delinquency rate for cardholder payments on the credit card accounts comprising the Master Trust II Portfolio or the manner by which delinquencies are defined or determined;

provided, *however*, that, for so long as a delinquency trigger has occurred and is continuing, a review of the delinquency trigger rate that would otherwise be required as specified above will be delayed until the date on which the issuing entity first reports in its distribution report on Form 10-D that the delinquency trigger is no longer continuing.

"Determination Date" means the fourth Business Day preceding each Transfer Date.

"Distribution Date" means the 15th day of each month (or, if such 15th day is not a Business Day, the next succeeding Business Day).

"Eligible Account" means any Visa, MasterCard, or American Express credit card account for which each of the following requirements is satisfied as of the date of its designation for inclusion in the Master Trust II Portfolio:

- it exists and is maintained by BANA;

- its receivables are payable in United States dollars;

- the related obligor's most recent billing address is located in the United States or its territories or possessions;

- it is not classified by BANA as cancelled, counterfeit, fraudulent, stolen, or lost; and

- all of its receivables have not been charged-off under BANA's customary and usual procedures for servicing credit card accounts;

provided, *however*, the definition of Eligible Account may be changed by amendment to the master trust II agreement without the consent of the certificateholders if:

- the transferor delivers to the trustee a certificate of an authorized officer to the effect that, in the reasonable belief of the transferor, such amendment will not as of the date of such amendment adversely affect in any material respect the interest of such certificateholders; and

- such amendment will not result in a withdrawal or reduction of the rating of any outstanding series under master trust II by any rating agency.

"Eligible Receivable" means any receivable for which each of the following requirements is satisfied as of the applicable time:

- it arises in an Eligible Account;

- it is created, in all material respects, in compliance with all requirements of law applicable to BANA, and it is created under a credit card agreement that complies in all material respects with all requirements of law applicable to BANA;

- all consents, licenses, authorizations of, or registrations with, any governmental authority that are required for its creation or the execution, delivery, or performance of the related credit card agreement have been duly obtained or made by BANA and are fully effective;

- immediately prior to being transferred to the master trust II trustee, the transferor has good and marketable title to it free and clear of all liens arising under or through the transferor (other than certain tax liens for taxes not then due or which BANA or the transferor is contesting);

207

- it is the legal, valid, and binding payment obligation of the related obligor and is enforceable against that obligor in accordance with its terms (with certain bankruptcy-related exceptions); and

- it is an "account" under Article 9 of the UCC.

"Excess Available Funds" means, for the BAseries for any month, the Available Funds allocable to the BAseries remaining after application to cover targeted deposits to the interest funding account, payment of the portion of the master trust II servicing fee allocable to the BAseries, and application to cover any Investor Default Amounts allocable to the BAseries or any deficits in the nominal liquidation amount of the BAseries notes.

"Excess Available Funds Percentage" for a month is determined by subtracting the Base Rate from the Portfolio Yield for that month.

"Floating Investor Percentage" means, for any date of determination, a percentage based on a fraction, the numerator of which is the sum of (i) the aggregate Available Funds Allocation Amounts for all series of notes for such date *plus* (ii) an amount equal to the sum of the Class D Investor Interest as of the last day of the preceding month *plus* the aggregate amount of any subsequent increases in the Class D Investor Interest as a result of an increase in the required Class D Investor Interest, and the denominator of which is the greater of (a) the aggregate amount of principal receivables in master trust II at the end of the prior month and (b) the sum of the Investor Interests for all outstanding master trust II series of investor certificates on such date of determination. However, for any month in which there is a new issuance of notes, a release of prefunded amounts from a principal funding subaccount, an addition of accounts, or a removal of accounts where the receivables in such removed accounts approximately equal the initial Investor Interest of a series of master trust II investor certificates that has been paid in full, the denominator described in clause (a) of the previous sentence will be, on and after such date, the aggregate amount of principal receivables in master trust II as of the beginning of the day on the most recently occurring event described above (after adjusting for the aggregate amount of principal receivables, if any, added to or removed from master trust II on such date).

"Investor Default Amount" means, with respect to any day in a month, zero; *provided, however,* that if the Aggregate Investor Amount Default Amount on any Transfer Date is greater than zero, the Investor Default Amount with respect to each day in the immediately preceding month will be an amount equal to the Aggregate Investor Default Amount as of such Transfer Date *divided by* the number of days in such month.

"Investor Interest" means, for any date of determination:

- for Series 2001-D, the sum of the nominal liquidation amounts for each series of notes outstanding *plus* the Class D Investor Interest, in each case as of such date; and

- for all other series of master trust II investor certificates, the initial outstanding principal amount of the investor certificates of that series, less the amount of principal paid to the related investor certificateholders and the amount of unreimbursed charge-offs for uncovered defaults and reallocations of principal collections.

"Investor Servicing Fee" has the meaning described in "*Master Trust II—Servicing Compensation and Payment of Expenses*" in this prospectus.

"Master Trust II Portfolio" means the credit card accounts selected from the Bank Portfolio and included in master trust II as of the Cut-Off Date and, for additional accounts, as of the related date of their designation, based on the eligibility criteria set forth in the master trust II agreement and which accounts have not been removed from master trust II.

"Master Trust II Termination Date" means, unless the servicer and the holder of the Transferor Interest instruct otherwise, the earliest of:

- the first Business Day after the Distribution Date on which the outstanding amount of the interests in master trust II (excluding the Transferor Interest), if any, for each series outstanding is zero;

- December 31, 2024 or such later date as the servicer and the transferor may determine (which will not be later than August 31, 2034); or

- if the receivables are sold, disposed of or liquidated following the occurrence of an event of insolvency or receivership of Funding, immediately following such sale, disposition or liquidation.

"Merger Date" means October 1, 2014.

"Minimum Aggregate Principal Receivables" for any date means an amount equal to the sum of the numerators used in the calculation of the Principal Investor Percentages for all outstanding series on that date. For any series with an Investor Interest as of such date equal to the amount of funds on deposit in its principal funding account, the numerator used in the calculation of the investor percentage for such series will, solely for the purpose of this definition, be deemed to equal zero.

"Minimum Transferor Interest" for any period means 4% of the average principal receivables for such period. The transferor may reduce the Minimum Transferor Interest to not less than 2% of the average principal receivables for such period upon (i) delivery to the master trust II trustee of an opinion of counsel relating to tax matters with respect to such reduction, (ii) 30 days' prior notice to the master trust II trustee, each applicable rating agency and any credit enhancement provider entitled to receive such notice, (iii) written confirmation from the applicable rating agencies that such reduction will not cause a reduction or withdrawal of the rating of any outstanding investor certificates issued by master trust II that are rated by the rating agencies rating those investor certificates, and (iv) delivery to the master trust II trustee and each such credit enhancement provider of an officer's certificate stating that the transferor reasonably believes that such reduction will not, based on the facts known to such officer at the time of such certification, then or thereafter cause a Pay Out Event to occur with respect to any series of investor certificates.

"Monthly Interest Accrual Date" means, for any outstanding series, class or tranche of notes:

- each interest payment date for such series, class or tranche; and

- for any month in which no interest payment date occurs, the date in that month corresponding numerically to the next interest payment date for that series, class or tranche of notes; but

    — for the month in which a series, class or tranche of notes is issued, the date of issuance of such series, class or tranche will be the first Monthly Interest Accrual Date for such series, class or tranche of notes;

— for the month next following the month in which a series, class or tranche of notes is issued, the first day of such month will be the first Monthly Interest Accrual Date in such next following month for such series, class or tranche of notes;

— any date on which proceeds from a sale of receivables following an event of default and acceleration of any series, class or tranche of notes are deposited into the interest funding account for such series, class or tranche of notes will be a Monthly Interest Accrual Date for such series, class or tranche of notes;

— if there is no such numerically corresponding date in that month, then the Monthly Interest Accrual Date will be the last Business Day of the month; and

— if the numerically corresponding date in such month is not a Business Day for that class or tranche, then the Monthly Interest Accrual Date will be the next following Business Day, unless that Business Day would fall in the following month, in which case the Monthly Interest Accrual Date will be the last Business Day of the earlier month.

"Monthly Principal Accrual Date" means for any outstanding series, class or tranche of notes:

- for any month in which the expected principal payment date occurs for such series, class or tranche, such expected principal payment date, or if that day is not a Business Day, the next following Business Day; and

- for any month in which no expected principal payment date occurs for such series, class or tranche, the date in that month corresponding numerically to the expected principal payment date for that series, class or tranche of notes (or for any month following the last expected principal payment date, the date in such month corresponding numerically to the preceding expected principal payment date for such series, class or tranche of notes); but

    — following a Pay Out Event, the second Business Day following such Pay Out Event shall be a Monthly Principal Accrual Date;

    — any date on which prefunded excess amounts are released from any principal funding subaccount and deposited into the principal funding subaccount of any tranche of notes on or after the expected principal payment date for such tranche of notes will be a Monthly Principal Accrual Date for such tranche of notes;

    — any date on which proceeds from a sale of receivables following an event of default and acceleration of any series, class or tranche of notes are deposited into the principal funding account for such series, class or tranche of notes will be a Monthly Principal Accrual Date for such series, class or tranche of notes;

    — if there is no numerically corresponding date in that month, then the Monthly Principal Accrual Date will be the last Business Day of the month; and

    — if the numerically corresponding date in such month is not a Business Day, the Monthly Principal Accrual Date will be the next following Business Day, unless that Business Day would fall in the following month, in which case the Monthly Principal Accrual Date will be the last Business Day of the earlier month.

"Net Servicing Fee" has the meaning described in "*Master Trust II—Servicing Compensation and Payment of Expenses*" in this prospectus.

"Nominal Liquidation Amount Deficit" means, for any tranche of notes, the Adjusted Outstanding Dollar Principal Amount *minus* the nominal liquidation amount of that tranche.

"Pay Out Events" means, for a series of investor certificates (including Series 2001-D), the events described in "*Master Trust II—Pay Out Events*" in this prospectus.

"Performing" means, for any derivative agreement, that no payment default or repudiation by the derivative counterparty has occurred and such derivative agreement has not been terminated.

"Permitted Investments" means:

- obligations of, or fully guaranteed by, the United States of America;

- time deposits or certificates of deposit of depository institutions or trust companies, the certificates of deposit of which have the highest rating from Moody's, Standard & Poor's and, if rated by Fitch, Fitch;

- commercial paper having, at the time of master trust II's or the issuing entity's investment, a rating in the highest rating category from Moody's, Standard & Poor's and, if rated by Fitch, Fitch;

- bankers' acceptances issued by any depository institution or trust company described in the second clause above;

- money market funds which have the highest rating from, or have otherwise been approved in writing by, each rating agency;

- certain open end diversified investment companies; and

- any other investment if each rating agency confirms in writing that such investment will not adversely affect its then-current rating or ratings of the certificates or the notes.

"Portfolio Yield" for a month is the annual rate equivalent of:

- the sum of:

  —Available Funds allocated to the BAseries for the related Transfer Date; *plus*

  —Available Funds allocated to cover the Aggregate Class D Investor Default Amount or any Class D Investor Charge-Offs on the related Transfer Date; *plus*

  —the net investment earnings, if any, in the interest funding subaccounts for notes of the BAseries on that Transfer Date; *plus*

  —any amounts to be treated as BAseries Available Funds remaining in interest funding subaccounts after a sale of receivables as described in "*Sources of Funds to Pay the Notes—Sale of Credit Card Receivables*" in this prospectus; *plus*

  —any shared excess available funds from any other series of notes; *plus*

—the product of the servicer interchange allocated to Series 2001-D (as described in "*Master Trust II—Servicing Compensation and Payment of Expenses*" in this prospectus) for that month *times* a fraction, the numerator of which is the Weighted Average Available Funds Allocation Amount for the BAseries for that month and the denominator of which is the Weighted Average Available Funds Allocation Amount for all series of notes for that month; *minus*

—the excess, if any, of the shortfalls in the investment earnings on amounts in any principal funding accounts for notes of the BAseries over the sum of (i) any withdrawals of amounts from the accumulation reserve subaccount and (ii) any additional finance charge collections allocable to the BAseries, in each case, to cover the shortfalls as described under "*Sources of Funds to Pay the Notes—Deposit and Application of Funds for the BAseries—BAseries Available Funds*" in this prospectus; *minus*

—the sum, for each day during that month, of the product of the Investor Default Amounts for that day *times* the percentage equivalent of a fraction, the numerator of which is the Available Funds Allocation Amount for the BAseries for that day and the denominator of which is the Available Funds Allocation Amount for all series of notes for that day; *minus*

—the Aggregate Class D Investor Default Amount for the related Transfer Date; *divided by*

- the Weighted Average Floating Allocation Investor Interest for that month.

"Principal Allocation Amount" means, on any date during any month for any tranche, class or series of notes (exclusive of (x) any notes within such tranche, class or series which will be paid in full during such month and (y) any notes which will have a nominal liquidation amount of zero during such month), an amount equal to the sum of (a) for any notes within such tranche, class or series of notes in a note accumulation period, the sum of the nominal liquidation amounts for such notes as of the close of business on the day prior to the commencement of the most recent note accumulation period for such notes, and (b) for all other notes outstanding within such tranche, class or series of notes, (i) the sum of the nominal liquidation amounts for such notes, each as of the close of business on the last day of the immediately preceding month (or, for the first month for any such tranche of notes, the initial dollar principal amount of such notes), *plus* (ii) the aggregate amount of any increases in the nominal liquidation amount of such notes as a result of (y) the issuance of additional notes in an outstanding series, class or tranche of notes or (z) the release of prefunded amounts (other than prefunded amounts deposited during such month) for such series, class or tranche, as applicable, from a principal funding subaccount, in each case during such month on or prior to such date.

"Principal Investor Percentage" means, for any date of determination, a percentage based on a fraction, the numerator of which is the sum of (i) the aggregate Principal Allocation Amounts for such date *plus* (ii) an amount equal to the sum of the Class D Investor Interest as of the last day of the preceding month *plus* the aggregate amount of any subsequent increases in the Class D Investor Interest as a result of an increase in the required Class D Investor Interest, and the denominator of which is the greater of (a) the total principal receivables in master trust II at the end of the prior month and (b) the sum of the Investor Interests at the end of the prior month for all outstanding master trust II series of investor certificates on such date of determination. However, this Principal Investor Percentage will be adjusted for certain Investor Interest increases, as well as additions and certain removals of accounts, during the related month. In calculating the Principal Investor Percentage, the Investor Interest is the sum of (i) for each tranche of notes which is not accumulating or paying principal, the Investor Interest at the end of the

212

prior month and (ii) for each tranche of notes which is accumulating or paying principal, the Investor Interest prior to any reductions for accumulations or payments of principal.

"Qualified Institution" means either:

- a depository institution, which may include the indenture trustee or the owner trustee (so long as it is a paying agent), organized under the laws of the United States of America or any one of the states thereof or the District of Columbia, the deposits of which are insured by the FDIC and which at all times has a short-term unsecured debt rating in the applicable investment category of each rating agency; or

- a depository institution acceptable to each rating agency.

"Rapid Amortization Period" means for Series 2001-D the period beginning on and including the pay out commencement date and ending on the earlier of the Series 2001-D termination date and the Master Trust II Termination Date.

"Removal Date" means the date of any removal of receivables in accounts removed from the Master Trust II Portfolio.

"Required Excess Available Funds" means, for any month, zero; provided, however, that this amount may be changed if the issuing entity (i) receives the consent of the rating agencies and (ii) reasonably believes that the change will not have a material adverse effect on the notes.

"Servicer Default" means any of the following events:

(a)   failure by the servicer to make any payment, transfer or deposit, or to give instructions to the master trust II trustee to make certain payments, transfers or deposits, on the date the servicer is required to do so under the master trust II agreement or any series supplement (or within the applicable grace period, which will not exceed 10 Business Days);

(b)   failure on the part of the servicer duly to observe or perform in any respect any other covenants or agreements of the servicer which has a material adverse effect on the certificateholders of any series issued and outstanding under master trust II and which continues unremedied for a period of 60 days after written notice and continues to have a material adverse effect on such certificateholders; or the delegation by the servicer of its duties under the master trust II agreement, except as specifically permitted thereunder;

(c)   any representation, warranty or certification made by the servicer in the master trust II agreement, or in any certificate delivered pursuant to the master trust II agreement, proves to have been incorrect when made which has a material adverse effect on the certificateholders of any series issued and outstanding under master trust II, and which continues to be incorrect in any material respect for a period of 60 days after written notice and continues to have a material adverse effect on such certificateholders;

(d)   the occurrence of certain events of bankruptcy, insolvency, conservatorship or receivership of the servicer; or

(e)   [describe additional servicer defaults, as applicable].

Notwithstanding the foregoing, a delay in or failure of performance referred to in clause (a) above for a period of 10 Business Days, or referred to under clause (b) or (c) for a period of 60 Business Days, will not constitute a Servicer Default if such delay or failure could not be prevented by the exercise of reasonable diligence by the servicer and such delay or failure was caused by an act of God or other similar occurrence.

"Substitution Date" means October 20, 2006.

"Transfer Date" means the Business Day immediately prior to the Distribution Date in each month.

"Transferor Interest" means the interest in master trust II not represented by the investor certificates issued and outstanding under master trust II or the rights, if any, of any credit enhancement providers to receive payments from master trust II.

"Transferor Percentage" means a percentage equal to 100% *minus* the aggregate investor percentages and, if applicable, the percentage interest of credit enhancement providers, for all series issued by master trust II that are then outstanding.

"Unallocated Principal Collections" means any amounts collected in respect of principal receivables that are allocable to, but not paid to, Funding because the Transferor Interest is less than the Minimum Transferor Interest.

"Weighted Average Available Funds Allocation Amount" means, for any month for any tranche, class or series of notes, the sum of the Available Funds Allocation Amount for such tranche, class or series, as applicable, as of the close of business on each day during such month *divided by* the actual number of days in such month.

"Weighted Average Floating Allocation Investor Interest" means, for any month, the sum of the aggregate Available Funds Allocation Amounts for all series of notes as of the close of business on each day during such month *divided by* the actual number of days in such month.

"Weighted Average Principal Allocation Amount" means, for any period for any tranche, class or series of notes, the sum of the Principal Allocation Amount for such series, class or tranche, as applicable, as of the close of business on each day during such period *divided by* the actual number of days in such period.

The Master Trust II Portfolio

The information provided in this Annex I is an integral part of this prospectus, and is incorporated by reference into this prospectus.

General

The receivables conveyed to master trust II arise in accounts selected from the Bank Portfolio on the basis of criteria set forth in the master trust II agreement as applied on the Cut-Off Date or, for additional accounts, as of the date of their designation. The transferor has the right, subject to certain limitations and conditions set forth therein, to designate from time to time additional accounts and to transfer to master trust II all receivables of those additional accounts. Any additional accounts designated must be Eligible Accounts as of the date the transferor designates those accounts as additional accounts. See "*Receivables Transfer Agreements Generally*" and "*Master Trust II—The Receivables*" in this prospectus.

As owner of the credit card accounts, BANA retains the right to change various credit card account terms (including finance charges and other fees it charges and the required minimum monthly payment). BANA has no restrictions on its ability to change the terms of the credit card accounts except as described in this prospectus. See "*Risk Factors—BANA may change the terms of the credit card accounts in a way that reduces or slows collections. These changes may result in reduced, accelerated or delayed payments to you*" in this prospectus. Changes in relevant law, changes in the marketplace or prudent business practices could cause BANA to change credit card account terms. See "*BANA's Credit Card Activities—Origination, Account Acquisition, Credit Lines and Use of Credit Card Accounts*" in this prospectus for a description of how credit card account terms can be changed.

Economic conditions affect the performance of the receivables in master trust II. If economic conditions were to deteriorate, the performance of the receivables in master trust II may be adversely affected.

Delinquency and Principal Charge-Off Experience

BANA's procedures for determining whether an account is contractually delinquent, including a description of its collection efforts with regard to delinquent accounts, are described under "*BANA's Credit Card Portfolio—Delinquencies and Collection Efforts*" in this prospectus. Similarly, BANA's procedures for charging-off and writing-off accounts is described under "*BANA's Credit Card Portfolio—Charge-Off Policy*" in this prospectus.

The following table sets forth the delinquency experience for cardholder payments on the credit card accounts comprising the Master Trust II Portfolio for each of the dates shown. The receivables outstanding on the accounts consist of all amounts due from cardholders as posted to the accounts as of the date shown. We cannot provide any assurance that the delinquency experience for the receivables in the future will be similar to the historical experience set forth below.

Delinquency Experience
Master Trust II Portfolio
(Dollars in Thousands)

	At [•] [•],		At [•] [•],			
	201[•]		201[•]		201[•]	
	Receivables	Percentage of Total Receivables	Receivables	Percentage of Total Receivables	Receivables	Percentage of Total Receivables
Receivables Outstanding	$ [•]		$ [•]		$ [•]	
Receivables Delinquent:						
30-59 Days	$ [•]	[•]%	$ [•]	[•]%	$ [•]	[•]%
60-89 Days	[•]	[•]	[•]	[•]	[•]	[•]
90-119 Days	[•]	[•]	[•]	[•]	[•]	[•]
120-149 Days	[•]	[•]	[•]	[•]	[•]	[•]
150-179 Days	[•]	[•]	[•]	[•]	[•]	[•]
180 or More Days	[•]	[•]	[•]	[•]	[•]	[•]
Total	$ [•]	[•]%	$ [•]	[•]%	$ [•]	[•]%

	At [•] [•],					
	201[•]		201[•]		201[•]	
	Receivables	Percentage of Total Receivables	Receivables	Percentage of Total Receivables	Receivables	Percentage of Total Receivables
Receivables Outstanding	$ [•]		$ [•]		$ [•]	
Receivables Delinquent:						
30-59 Days	$ [•]	[•]%	$ [•]	[•]%	$ [•]	[•]%
60-89 Days	[•]	[•]	[•]	[•]	[•]	[•]
90-119 Days	[•]	[•]	[•]	[•]	[•]	[•]
120-149 Days	[•]	[•]	[•]	[•]	[•]	[•]
150-179 Days	[•]	[•]	[•]	[•]	[•]	[•]
180 or More Days	[•]	[•]	[•]	[•]	[•]	[•]
Total	$ [•]	[•]%	$ [•]	[•]%	$ [•]	[•]%

* Represents a number greater than 0.000% but less than 0.005%

The following table sets forth the principal charge-off experience for cardholder payments on the credit card accounts comprising the Master Trust II Portfolio for each of the periods shown. The following table presents, and the discussions relating to the following table refer to, data produced utilizing BANA's trust methodology as opposed to BANA's cardholder methodology. See "*Master Trust II—Collection and Other Servicing Procedures—Current Consolidated Payment Prioritization Methodology Not Fully Comparable with Previous Payment Prioritization Methodologies*" in this prospectus for a description of the two payment prioritization methodologies utilized by BANA and their differences. Charge-offs consist of write-offs of principal receivables. If accrued finance charge receivables that have been written off were included in total charge-offs, total charge-offs would be higher as an absolute number and as a percentage of the average of principal receivables outstanding

during the periods indicated. Average principal receivables outstanding is the average of the daily principal receivables balance during the periods indicated. We cannot provide any assurance that the charge-off experience for the receivables in the future will be similar to the historical experience set forth below.

Principal Charge-Off Experience
Master Trust II Portfolio
(Dollars in Thousands)

	[•] Months Ended [•] [•],	Year Ended [•] [•],			
	201[•]	201[•]		201[•]	
Average Principal Receivables Outstanding	$ [•]	$	[•]	$	[•]
Total Charge-Offs	$ [•]	$	[•]	$	[•]
Total Charge-Offs as a percentage of Average Principal Receivables Outstanding	[•]%		[•]%		[•]%
Recoveries	$ [•]	$	[•]	$	[•]
Recoveries as a percentage of Average Principal Receivables Outstanding	[•]%		[•]%		[•]%
Net Charge-Offs	$ [•]	$	[•]	$	[•]
Net Charge-Offs as a percentage of Average Principal Receivables Outstanding	[•]%		[•]%		[•]%

	Year Ended [•] [•],				
	201[•]	201[•]		201[•]	
Average Principal Receivables Outstanding	$ [•]	$	[•]	$	[•]
Total Charge-Offs	$ [•]	$	[•]	$	[•]
Total Charge-Offs as a percentage of Average Principal Receivables Outstanding	[•]%		[•]%		[•]%
Recoveries	$ [•]	$	[•]	$	[•]
Recoveries as a percentage of Average Principal Receivables Outstanding	[•]%		[•]%		[•]%
Net Charge-Offs	$ [•]	$	[•]	$	[•]
Net Charge-Offs as a percentage of Average Principal Receivables Outstanding	[•]%		[•]%		[•]%

Total charge-offs are total principal charge-offs before recoveries and do not include any charge-offs of finance charge receivables or the amount of any reductions in average daily principal receivables outstanding due to fraud, returned goods, customer disputes or other miscellaneous adjustments.

Net charge-offs are total charge-offs less recoveries on receivables in Defaulted Accounts, determined as described below. Each month, BANA allocates amounts recovered (net of expenses) between its U.S. credit card and consumer loan portfolios *pro rata* based on each portfolio's charge-offs during the prior month relative to the combined charge-offs for both portfolios during the prior month. Once recoveries have been so allocated to the U.S. credit card portfolio, the total amount of those recoveries that are allocated to the Master Trust II Portfolio is determined by dividing the average total principal receivables for the Master Trust II Portfolio for the related calendar month by the average total principal receivables for the U.S. credit card portfolio for the same calendar month. Under the master

trust II agreement, recoveries allocated to the Master Trust II Portfolio and transferred to Funding under the receivables purchase agreement are treated as collections of finance charge receivables.

Revenue Experience

The following table sets forth the revenue experience for the credit card accounts from finance charges, fees paid and interchange in the Master Trust II Portfolio for each of the periods shown. The following table presents, and the discussions relating to the following tables refer to, data produced utilizing BANA's trust methodology as opposed to BANA's cardholder methodology. See "*Master Trust II—Collection and Other Servicing Procedures—Current Consolidated Payment Prioritization Methodology Not Fully Comparable with Previous Payment Prioritization Methodologies*" in this prospectus for a description of the two payment prioritization methodologies utilized by BANA and their differences.

The revenue experience in the following table is calculated on a cash basis utilizing the trust methodology. Yield from finance charges and fees is the result of dividing finance charges and fees by average daily principal receivables outstanding during the periods indicated. Finance charges and fees are comprised of monthly cash collections of periodic finance charges and other credit card fees including interchange.


Revenue Experience
Master Trust II Portfolio
(Dollars in Thousands)


	[•] Months Ended [•] [•],	Year Ended [•] [•],	
	201[•]	201[•]	201[•]
Finance Charges and Fees..................................	$[•]	$[•]	$[•]
Yield from Finance Charges and Fees	[•]%	[•]%	[•]%

	Year Ended [•] [•],		
	201[•]	201[•]	201[•]
Finance Charges and Fees..................................	$[•]	$[•]	$[•]
Yield from Finance Charges and Fees	[•]%	[•]%	[•]%

The yield on a cash basis will be affected by numerous factors, including the monthly periodic finance charges on the receivables, the amount of fees, changes in the delinquency rate on the receivables, the percentage of cardholders who pay their balances in full each month and do not incur monthly periodic finance charges, and the percentage of credit card accounts bearing finance charges at promotional rates. See "*Risk Factors*" in this prospectus.

The revenue from periodic finance charges and fees—other than annual fees—depends in part upon the collective preference of cardholders to use their credit cards as revolving debt instruments for purchases and cash advances and to pay account balances over several months—as opposed to convenience use, where cardholders pay off their entire balance each month, thereby avoiding periodic finance charges on their purchases—and upon other credit card related services for which the cardholder pays a fee. Revenues from periodic finance charges and fees also depend on the types of charges and fees assessed on the credit card accounts. Accordingly, revenue will be affected by future changes in the types of charges and fees assessed on the accounts and on the types of additional accounts added from time to

time. These revenues could be adversely affected by future changes in fees and charges assessed by BANA and other factors. See "*BANA's Credit Card Activities*" in this prospectus.

Principal Payment Rates

The following table sets forth the highest and lowest cardholder monthly principal payment rates for the Master Trust II Portfolio during any month in the periods shown and the average cardholder monthly principal payment rates for all months during the periods shown, in each case calculated as a percentage of total beginning monthly account principal balances during the periods shown. The following table presents, and the discussions relating to the following tables refer to, data produced utilizing BANA's trust methodology as opposed to BANA's cardholder methodology. See "*Master Trust II—Collection and Other Servicing Procedures—Current Consolidated Payment Prioritization Methodology Not Fully Comparable with Previous Payment Prioritization Methodologies*" in this prospectus for a description of the two payment prioritization methodologies utilized by BANA and their differences. Principal payment rates shown in the table are based on amounts which are deemed payments of principal receivables with respect to the accounts.

Cardholder Monthly Principal Payment Rates
Master Trust II Portfolio

	[•] [•] Ended [•] [•],	Year Ended [•] [•],				
	201[•]	201[•]	201[•]	201[•]	201[•]	201[•]
Lowest Month	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Highest Month	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Monthly Average	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%

BANA's billing and payment procedures are described under "*BANA's Credit Card Portfolio—Billing and Payments*" in this prospectus. See also "*Master Trust II—Collection and Other Servicing Procedures—Current Consolidated Payment Prioritization Methodology Not Fully Comparable with Previous Payment Prioritization Methodologies*" in this prospectus for a description of the two payment prioritization methodologies utilized by BANA and their differences. We cannot provide any assurance that the cardholder monthly principal payment rates in the future will be similar to the historical experience set forth above. In addition, the amount of collections of receivables may vary from month to month due to seasonal variations, general economic conditions and payment habits of individual cardholders.

Funding, as transferor, has the right, subject to certain limitations and conditions, to designate certain removed credit card accounts and to require the master trust II trustee to reconvey all receivables in those removed credit card accounts to the transferor. Once an account is removed, receivables existing or arising under that credit card account are not transferred to master trust II.

The Receivables

The amount of principal receivables and finance charge receivables in the first bullet point below and the average principal receivable balance in the second bullet point below were produced utilizing BANA's trust methodology as opposed to BANA's cardholder methodology. See "*Master Trust II—Collection and Other Servicing Procedures—Current Consolidated Payment Prioritization Methodology*

Not Fully Comparable with Previous Payment Prioritization Methodologies" in this prospectus for a description of the two payment prioritization methodologies utilized by BANA and their differences. As of the beginning of the day on [•] 1, 201[•]:

- the Master Trust II Portfolio included $[•] of principal receivables and $[•] of finance charge receivables;

- the credit card accounts had an average principal receivable balance of $[•] and an average credit limit of $[•];

- the percentage of the aggregate total receivable balance to the aggregate total credit limit was [•]%;

- the average age of the credit card accounts was approximately [•] months; and

- cardholders whose accounts are included in the Master Trust II Portfolio had billing addresses in all 50 States, the District of Columbia and Puerto Rico.

Additionally, as of [•] 1, 201[•]:

- with regard to statements prepared for cardholders during [•] 201[•] only, [•]% of accounts had cardholders that made the minimum payment under the terms of the related credit card agreement; and

- with regard to statements prepared for cardholders during [•] 201[•] only, [•]% of accounts had cardholders that paid their full balance under the terms of the related credit card agreement.

The following tables summarize the Master Trust II Portfolio by various criteria as of the beginning of the day on [•] 1, 201[•]. Because the future composition of the Master Trust II Portfolio may change over time, neither these tables nor the information above describe the composition of the Master Trust II Portfolio at any future time. If the composition of the Master Trust II Portfolio changes over time, noteholders will not be notified of such change. See "*Risk Factors—BANA may change the terms of the credit card accounts in a way that reduces or slows collections. These changes may result in reduced, accelerated or delayed payments to you*" in this prospectus. However, monthly reports containing information on the notes and the collateral securing the notes will be filed with the SEC. See "*Where You Can Find More Information*" in this prospectus for information as to how these reports may be accessed.

Composition by Account Balance
Master Trust II Portfolio

Account Balance Range	Number of Accounts	Percentage of Total Number of Accounts	Receivables		Percentage of Total Receivables
Credit Balance.........................	[•]	[•]%	$	[•]	[•]%
No Balance	[•]	[•]		[•]	[•]
$ .01-$ 5,000.00	[•]	[•]		[•]	[•]
$ 5,000.01-$10,000.00	[•]	[•]		[•]	[•]
$10,000.01-$15,000.00	[•]	[•]		[•]	[•]
$15,000.01-$20,000.00	[•]	[•]		[•]	[•]
$20,000.01-$25,000.00	[•]	[•]		[•]	[•]
$25,000.01 or More.................	[•]	[•]		[•]	[•]
Total.................................	[•]	[•]%	$	[•]	[•]%

Composition by Credit Limit
Master Trust II Portfolio

Credit Limit Range	Number of Accounts	Percentage of Total Number of Accounts	Receivables		Percentage of Total Receivables
Less than or equal to $ 5,000.00...........................	[•]	[•]%	$	[•]	[•]%
$ 5,000.01 - $ 10,000.00........	[•]	[•]		[•]	[•]
$ 10,000.01 - $ 15,000.00........	[•]	[•]		[•]	[•]
$ 15,000.01 - $ 20,000.00........	[•]	[•]		[•]	[•]
$ 20,000.01 - $ 25,000.00........	[•]	[•]		[•]	[•]
$ 25,000.01 or More	[•]	[•]		[•]	[•]
Total..	[•]	[•]%	$	[•]	[•]%

Composition by Period of Delinquency
Master Trust II Portfolio

Period of Delinquency (Days Contractually Delinquent)	Number of Accounts	Percentage of Total Number of Accounts	Receivables		Percentage of Total Receivables
Not Delinquent.......................	[•]	[•]%	$	[•]	[•]%
Up to 29 Days	[•]	[•]		[•]	[•]
30 to 59 Days	[•]	[•]		[•]	[•]
60 to 89 Days	[•]	[•]		[•]	[•]
90 to 119 Days	[•]	[•]		[•]	[•]
120 to 149 Days	[•]	[•]		[•]	[•]
150 to 179 Days	[•]	[•]		[•]	[•]
180+ Days..............................	[•]	[•]		[•]	[•]
Total	[•]	[•]%	$	[•]	[•]%

*   Represents a number greater than 0.00% but less than 0.05%

Composition by Account Age
Master Trust II Portfolio

Account Age	Number of Accounts	Percentage of Total Number of Accounts	Receivables	Percentage of Total Receivables
Not More than 6 Months............	[•]	[•]%	$ [•]	[•]%
Over 6 Months to 12 Months.....	[•]	[•]%	[•]	[•]
Over 12 Months to 24 Months...	[•]	[•]%	[•]	[•]
Over 24 Months to 36 Months...	[•]	[•]%	[•]	[•]
Over 36 Months to 48 Months...	[•]	[•]%	[•]	[•]
Over 48 Months to 60 Months...	[•]	[•]%	[•]	[•]
Over 60 Months to 72 Months...	[•]	[•]%	[•]	[•]
Over 72 Months	[•]	[•]	[•]	[•]
Total...................................	[•]	[•]%	$ [•]	[•]%

Geographic Distribution of Accounts
Master Trust II Portfolio

State	Number of Accounts	Percentage of Total Number of Accounts	Receivables		Percentage of Total Receivables
California	[•]	[•]%	$	[•]	[•]%
Florida	[•]	[•]%		[•]	[•]
Texas	[•]	[•]%		[•]	[•]
New York....................................	[•]	[•]%		[•]	[•]
Pennsylvania	[•]	[•]%		[•]	[•]
New Jersey	[•]	[•]%		[•]	[•]
Georgia.......................................	[•]	[•]%		[•]	[•]
Virginia	[•]	[•]%		[•]	[•]
Massachusetts..............................	[•]	[•]%		[•]	[•]
Illinois	[•]	[•]%		[•]	[•]
Other...	[•]	[•]		[•]	[•]
Total....................................	[•]	[•]%	$	[•]	[•]%

Since the largest number of cardholders (based on billing address) whose accounts were included in master trust II as of the beginning of the day on [•] 1, 201[•] were in California, Florida, Texas and New York, adverse changes in the economic conditions in these areas could have a direct impact on the timing and amount of payments on the notes.

FICO. The following table sets forth the FICO[®][8] scores on the accounts in the Master Trust II Portfolio, to the extent available, as refreshed during the six-month period ended on [•] 1, 201[•]. Receivables, as presented in the following table, are determined as of [•] 1, 201[•]. A FICO score is a measurement determined by Fair, Isaac & Company using information collected by the major credit bureaus to assess credit risk. FICO scores may change over time, depending on the conduct of the debtor and changes in credit score technology. Because the future composition and product mix of the Master Trust II Portfolio may change over time, this table is not necessarily indicative of the composition of the Master Trust II Portfolio at any specific time in the future.

Data from an independent credit reporting agency, such as FICO score, is one of several factors that, if available, will be used by BANA in its credit scoring system to assess the credit risk associated with each applicant. See "*BANA's Credit Card Activities—Origination, Account Acquisition, Credit Lines and Use of Credit Card Accounts*" in this prospectus. At the time of account origination, BANA will request information, including a FICO score, from one or more independent credit bureaus. FICO scores may be different from one bureau to another. For some cardholders, FICO scores may be unavailable. FICO scores are based on independent third party information, the accuracy of which cannot be verified.

---

[8] FICO® is a federally registered servicemark of Fair, Isaac & Company.

The table below sets forth refreshed FICO scores from a single credit bureau as of the beginning of the day on [•] 1, 201[•].

Composition by FICO Score
Master Trust II Portfolio

FICO Score	Receivables		Percentage of Total Receivables
Over 720	$	[•]	[•]%
661-720		[•]	[•]
601-660		[•]	[•]
Less than or equal to 600		[•]	[•]
Unscored		[•]	[•]
TOTAL	$	[•]	[•]%

FICO scores for the portfolio are refreshed, a portion of the portfolio at a time, on a rolling, periodic basis. Prior to refreshing FICO scores for the portion of the portfolio due to be refreshed in September 2011, BANA used the TransUnion FICO Risk Score Classic 04 model to determine FICO scores. When refreshing FICO scores for the accounts in the portion of the portfolio due to have their FICO scores refreshed in September 2011, BANA began using the TransUnion FICO Risk Score Classic 08 model to determine FICO scores in place of the TransUnion FICO Risk Score Classic 04 model. BANA currently intends to continue using the TransUnion FICO Risk Score Classic 08 model to refresh FICO scores going forward. As of the beginning of the day on [•] 1, 201[•], approximately [•]% of the receivables shown in the Composition by FICO Score Master Trust II Portfolio table above have had their FICO score refreshed using the TransUnion FICO Risk Score Classic 08 model.

A "refreshed" FICO score means the FICO score determined by TransUnion during the six-month period ended [•] 1, 201[•].

A credit card account that is "unscored" means that a FICO score was not obtained for such account during the six-month period ended [•] 1, 201[•].

Outstanding Series, Classes and Tranches of Notes

The information provided in this Annex II is an integral part of the prospectus, and is incorporated by reference into the prospectus.

BAseries

Class A Notes

Class A	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Expected Principal Payment Date	Legal Maturity Date
Class A(2001-Emerald)	8/15/01	Currently, $0[9]	—	—	—
Class A(2004-3)	3/17/04	$ 700,000,000	One Month LIBOR + 0.26%	March 2019	August 2021
Class A(2007-1)	1/18/07	$ 500,000,000	5.17%	January 2017	June 2019
Class A(2007-4)	3/20/07	$ 300,000,000	One Month LIBOR + 0.04%	June 2017	November 2019
Class A(2007-11)	8/2/07	$ 400,000,000	One Month LIBOR + 0.07%	July 2017	December 2019
Class A(2008-2)	3/14/08	$ 1,250,000,000	One Month LIBOR + 1.30%	March 2016	August 2018
Class A(2014-1)	2/13/14	$ 1,750,000,000	One Month LIBOR + 0.38%	January 2019	June 2021
Class A(2014-2)	5/14/14	$ 1,250,000,000	One Month LIBOR + 0.27%	April 2017	September 2019
Class A(2014-3)	9/15/14	$ 1,100,000,000	One Month LIBOR + 0.29%	August 2017	January 2020
Class A(2015-1)	2/6/15	$ 1,100,000,000	One Month LIBOR + 0.33%	January 2018	June 2020
Class A(2015-2)	4/29/15	$ 1,200,000,000	1.36%	April 2018	September 2020

---

[9] Subject to increase up to the current program limit of $10,317,000,000, such current limit also subject to increase.

BAseries

Class B Notes

Class B	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Expected Principal Payment Date	Legal Maturity Date
Class B(2010-1)	1/15/10	Variable Funding Note[10]	0%	Not Applicable	To be Determined[11]

---

[10] The Class B(2010-1) Note is a variable funding note that as of [•] [•], 201[•] had a nominal liquidation amount of $[•]. The nominal liquidation amount of this Note may increase up to $4,000,000,000 and may decrease to zero from time to time.

[11] The legal maturity date of the Class B(2010-1) Note is the earliest to occur of (i) the date on which the Transferor determines to be the Class B(2010-1) Termination Date following payment in full of the outstanding dollar principal amount of the Class B(2010-1) Note to the Class B(2010-1) Noteholders, (ii) the date that is 29 calendar months after the latest expected principal payment date for any BAseries Class A Notes, and (iii) the date on which the Indenture is discharged and satisfied.

BAseries

Class C Notes

Class C	Issuance Date	Nominal Liquidation Amount	Note Interest Rate	Expected Principal Payment Date	Legal Maturity Date
Class C(2010-1)	1/15/10	Variable Funding Note [12]	0%	Not Applicable	To be Determined [13]

[12] The Class C(2010-1) Note is a variable funding note that as of [•] [•], 201[•] had a nominal liquidation amount of $[•]. The nominal liquidation amount of this Note may increase up to $4,000,000,000 and may decrease to zero from time to time.

[13] The legal maturity date of the Class C(2010-1) Note is the earliest to occur of (i) the date on which the Transferor determines to be the Class C(2010-1) Termination Date following payment in full of the outstanding dollar principal amount of the Class C(2010-1) Note to the Class C(2010-1) Noteholders, (ii) the date that is 29 calendar months after the latest expected principal payment date for any BAseries Class B Notes or Class A Notes, and (iii) the date on which the Indenture is discharged and satisfied.

Outstanding Master Trust II Series of Investor Certificates

The information provided in this Annex III is an integral part of the prospectus, and is incorporated by reference into the prospectus.

#	Series/Class	Issuance Date	Investor Interest	Certificate Rate	Scheduled Payment Date	Termination Date
1	*Series 2001-D*					
	Collateral Certificate [14]	5/24/01	—	—	—	—
	Class D Certificate [15]	3/2/09	—	—	—	—

---

[14] The collateral certificate represents the primary asset of the BA Credit Card Trust.

[15] The Class D certificate provides credit enhancement to the collateral certificate. For a more specific description of how the required Class D Investor Interest is calculated, see *"The Notes—Required Subordinated Amount—The Class D Certificate"* in the prospectus.



Bank of America, National Association
Sponsor, Servicer and Originator

BA Credit Card Funding, LLC
Transferor and Depositor

BA Credit Card Trust
Issuing Entity

BAseries

$[•]
Class [•](201[•]-[•]) Notes

PROSPECTUS

Underwriters

BofA Merrill Lynch

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

We are not offering the notes in any state where the offer is not permitted.

We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on its cover.

Dealers will deliver a prospectus when acting as underwriters of the notes and with respect to their unsold allotments or subscriptions. In addition, until the date which is 90 days after the date of this prospectus, all dealers selling the notes will deliver a prospectus. Such delivery obligations may be satisfied by filing this prospectus with the Securities and Exchange Commission.

PART II

Item 12. *Other Expenses of Issuance and Distribution.*

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being offered hereunder[, including the asset-backed securities being carried forward,] other than underwriting discounts and commissions.

Registration Fee	$[•]**
Printing and Engraving Expenses	$0**
Trustee's Fees and Expenses	$[•]*
Legal Fees and Expenses	$[•]*
Blue Sky Fees and Expenses	$[•]*
Accountants' Fees and Expenses	$[•]*
Rating Agency Fees	$[•]*
Miscellaneous Fees and Expenses	$[•]*
Total	$[•]*

_____
* Estimated
** Actual

Item 13. *Indemnification of Directors and Officers.*

Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

The Registrant was formed under the laws of the State of Delaware. The limited liability company agreement of the Registrant provides, in effect, that, subject to certain limited exceptions, it will indemnify its members, officers, directors, employees and agents of the Registrant, and employees, representatives, agents and affiliates of its members (collectively, the "Covered Persons"), to the fullest extent permitted by applicable law, for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Registrant and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by the limited liability company agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under the limited liability company agreement by the Registrant shall be provided out of and to the extent of Registrant assets only, and the members shall not have personal liability on account thereof; and provided further, that so long as any indebtedness, liabilities and obligations of the Registrant under or in connection with the other Basic Documents (as defined in the Limited Liability Company Agreement of the Depositor, included as Exhibit 3.1 to this Registration Statement) or any related document in effect as of any date of determination, is outstanding, no indemnity payment from funds of the Registrant (as distinct from funds from other sources, such as

insurance) of any indemnity under the limited liability company agreement shall be payable from amounts allocable to any other person pursuant to the Basic Documents.

To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Registrant prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Registrant of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in the limited liability company agreement.

A Covered Person shall be fully protected in relying in good faith upon the records of the Registrant and upon such information, opinions, reports or statements presented to the Registrant by any person as to matters the Covered Person reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Registrant, including information, opinions, reports or statements as to the value and amount of the assets or liabilities of the Registrant, or any other facts pertinent to the existence and amount of assets from which distributions to the member might properly be paid.

To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Registrant or to any other Covered Person, a Covered Person acting under the limited liability company agreement shall not be liable to the Registrant or to any other person bound by the limited liability company agreement for its good faith reliance on the provisions of the limited liability company agreement. The provisions of the limited liability company agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the parties to the limited liability company agreement to replace such other duties and liabilities of such Covered Person.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Each underwriting agreement will generally provide that the underwriter will indemnify the Registrant and its directors, officers and controlling parties against specified liabilities, including liabilities under the Securities Act of 1933 relating to certain information provided or actions taken by the underwriter. The Registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 14.   *Exhibits.*

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Second Amended and Restated Limited Liability Company Agreement of BA Credit Card

Exhibit Number	Description

Funding, LLC (included as Exhibit 3.1 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on July 8, 2015, which is incorporated herein by reference)

4.1   Second Amended and Restated Receivables Purchase Agreement (included as Exhibit 4.1 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on July 8, 2015, which is incorporated herein by reference)

4.2   Form of Fourth Amended and Restated Indenture*

4.3   Form of Indenture Supplement for a Multiple Tranche Series of Notes (included in Exhibit 4.2 to the Registrant's Form S-3 filed with the Securities and Exchange Commission on April 24, 2001, which is incorporated herein by reference)

4.4   Form of Third Amended and Restated BAseries Indenture Supplement*

4.5   Form of Fourth Amended and Restated Pooling and Servicing Agreement*

4.6   Form of Fifth Amended and Restated Series 2001-D Supplement to the Fourth Amended and Restated Pooling and Servicing Agreement relating to the Collateral Certificate*

4.7   Fourth Amended and Restated Trust Agreement of the BA Credit Card Trust (included in Exhibit 4.3 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on October 1, 2014, which is incorporated herein by reference)

4.8   Form of Notes (included as exhibits to Exhibit 4.4)

4.9   Form of Collateral Certificate (included as an exhibit to Exhibit 4.6)

4.10   Form of Asset Representations Review Agreement*

4.11   Amended and Restated Defaulted Receivables Supplemental Servicing Agreement (included in Exhibit 4.8 to the Registrant's Form 8-K, as filed with the Securities and Exchange Commission on October 1, 2014, which is incorporated herein by reference)

4.12   First Amendment to Amended and Restated Defaulted Receivables Supplemental Servicing Agreement (included as Exhibit 4.4 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on July 8, 2015, which is incorporated herein by reference)

5.1   Opinion of Richards, Layton & Finger, P.A., with respect to legality of the Collateral Certificate*

5.2   Opinion of Richards, Layton & Finger, P.A., with respect to legality of the Notes*

Exhibit Number	Description
8.1	Opinion of Chapman and Cutler LLP with respect to tax matters*
23.1	Consents of Richards, Layton & Finger, P.A. (included in its opinions filed as Exhibits 5.1 and 5.2)*
23.2	Consent of Chapman and Cutler LLP (included in its opinion filed as Exhibit 8.1)*
24.1	Powers of Attorney (included on page II-8)
25.1	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of The Bank of New York Mellon, as Indenture Trustee under the Indenture*
36.1	Form of Certification for Shelf Offerings of Asset-Backed Securities
99.1	Delegation of Servicing Activities Agreement (included in Exhibit 99.1 to the Registrant's Form 8-K, as filed with the Securities and Exchange Commission on February 12, 2015, which is incorporated herein by reference)

———————————

* To be filed by Amendment.

Item 15.   *Undertakings*.

(a)   Rule 415 Offering.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3, Form SF-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement; and

(B) *Provided further, however,* that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if this Registration Statement is for an offering of asset-backed securities on Form SF-1 or Form SF-3 and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430D:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an

underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. *Provided, however,* that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b) *Filings Incorporating Subsequent Exchange Act Documents by Reference.*

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new

registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(c)   ***Request for Acceleration of Effective Date or Filing of Registration Statement Becoming Effective Upon Filing.***

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d)   ***Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties***

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wilmington, Delaware on [●][●], 2015.


BA CREDIT CARD FUNDING, LLC

Acting solely in its capacity as depositor of
BA Credit Card Trust and BA Master Credit Card
Trust II

By: _____
     Name: Scott W. McCarthy
     Title: President


KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott W. McCarthy his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his or her own name, place and stead, in any and all capacities to sign any or all amendments (including post-effective amendments) to this Registration Statement and any or all other documents in connection therewith, and any registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on [●][●], 2015 by the following persons in the capacities indicated.

Signature	Title
_____ Albert Fioravanti	Director
_____ Scott W. McCarthy	President, Director (Principal Executive Officer)
_____ Joseph Lombardi	Vice President, Treasurer, Director (Principal Financial Officer and Principal Accounting Officer)
_____ Stephanie L. Vincent	Vice President, Director

EXHIBIT INDEX

Exhibit Number | **Description**

1.1 Form of Underwriting Agreement*

3.1 Second Amended and Restated Limited Liability Company Agreement of BA Credit Card Funding, LLC (included as Exhibit 3.1 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on July 8, 2015, which is incorporated herein by reference)

4.1 Second Amended and Restated Receivables Purchase Agreement (included as Exhibit 4.1 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on July 8, 2015, which is incorporated herein by reference)

4.2 Form of Fourth Amended and Restated Indenture*

4.3 Form of Indenture Supplement for a Multiple Tranche Series of Notes (included in Exhibit 4.2 to the Registrant's Form S-3 filed with the Securities and Exchange Commission on April 24, 2001, which is incorporated herein by reference)

4.4 Form of Third Amended and Restated BAseries Indenture Supplement*

4.5 Form of Fourth Amended and Restated Pooling and Servicing Agreement*

4.6 Form of Fifth Amended and Restated Series 2001-D Supplement to the Fourth Amended and Restated Pooling and Servicing Agreement relating to the Collateral Certificate*

4.7 Fourth Amended and Restated Trust Agreement of the BA Credit Card Trust (included in Exhibit 4.3 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on October 1, 2014, which is incorporated herein by reference)

4.8 Form of Notes (included as exhibits to Exhibit 4.4)

4.9 Form of Collateral Certificate (included as an exhibit to Exhibit 4.6)

4.10 Form of Asset Representations Review Agreement*

4.11 Amended and Restated Defaulted Receivables Supplemental Servicing Agreement (included in Exhibit 4.8 to the Registrant's Form 8-K, as filed with the Securities and Exchange Commission on October 1, 2014, which is incorporated herein by reference)

4.12 First Amendment to Amended and Restated Defaulted Receivables Supplemental Servicing Agreement (included as Exhibit 4.4 to the Registrant's Form 8-K filed with the Securities and Exchange Commission on July 8, 2015, which is incorporated herein by reference)

Exhibit Number	Description
5.1	Opinion of Richards, Layton & Finger, P.A., with respect to legality of the Collateral Certificate*
5.2	Opinion of Richards, Layton & Finger, P.A., with respect to legality of the Notes*
8.1	Opinion of Chapman and Cutler LLP with respect to tax matters*
23.1	Consents of Richards, Layton & Finger, P.A. (included in its opinions filed as Exhibits 5.1 and 5.2)*
23.2	Consent of Chapman and Cutler LLP (included in its opinion filed as Exhibit 8.1)*
24.1	Powers of Attorney (included on page II-8)
25.1	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of The Bank of New York Mellon, as Indenture Trustee under the Indenture*
36.1	Form of Certification for Shelf Offerings of Asset-Backed Securities
99.1	Delegation of Servicing Activities Agreement (included in Exhibit 99.1 to the Registrant's Form 8-K, as filed with the Securities and Exchange Commission on February 12, 2015, which is incorporated herein by reference)

_____

* To be Filed by Amendment.

EXHIBIT 36.1

[Form of] Certification

I [•] certify as of [•] [•], 201[•] that:

1. I have reviewed the prospectus relating to the BAseries Class [•](201[•]-[•]) notes (the "securities") and am familiar with, in all material respects, the following: The characteristics of the securitized assets underlying the offering (the "securitized assets"), the structure of the securitization, and all material underlying transaction agreements as described in the prospectus;

2. Based on my knowledge, the prospectus does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading;

3. Based on my knowledge, the prospectus and other information included in the registration statement of which it is a part fairly present, in all material respects, the characteristics of the securitized assets, the structure of the securitization and the risks of ownership of the securities, including the risks relating to the securitized assets that would affect the cash flows available to service payments or distributions on the securities in accordance with their terms; and

4. Based on my knowledge, taking into account all material aspects of the characteristics of the securitized assets, the structure of the securitization, and the related risks as described in the prospectus, there is a reasonable basis to conclude that the securitization is structured to produce, but is not guaranteed by this certification to produce, expected cash flows at times and in amounts to service scheduled payments of interest and the ultimate repayment of principal on the securities (or other scheduled or required distributions on the securities, however denominated) in accordance with their terms as described in the prospectus.

The foregoing certifications are given subject to any and all defenses available to me under the federal securities laws, including any and all defenses available to an executive officer that signed the registration statement of which the prospectus referred to in this certification is part.

Date: [•] [•], 201[•]

By: _____
     Name:
     Title:

     (chief executive officer of the depositor)

BA CREDIT CARD TRUST

as Issuer

and

THE BANK OF NEW YORK MELLON

as Indenture Trustee

_____

FOURTH AMENDED AND RESTATED

INDENTURE

dated as of [November 23, 2015]

TABLE OF CONTENTS

Page

ARTICLE I   DEFINITIONS AND OTHER PROVISIONS OF GENERAL
APPLICATION 8

Section 101.   Definitions 8
Section 102.   Compliance Certificates and Opinions 26
Section 103.   Form of Documents Delivered to Indenture Trustee 27
Section 104.   Acts of Noteholders 27
Section 106.   Notices to Noteholders; Waiver 29
Section 107.   Conflict with Trust Indenture Act 30
Section 108.   Effect of Headings and Table of Contents 30
Section 109.   Successors and Assigns 30
Section 110.   Separability 30
Section 111.   Benefits of Indenture 31
Section 112.   Governing Law; Submission to Jurisdiction; Agent for
Service of Process 31
Section 113.   Counterparts 31
Section 114.   Indenture Referred to in the Trust Agreement 31
Section 115.   Legal Holidays 31

ARTICLE II   NOTE FORMS 32

Section 201.   Forms Generally 32
Section 202.   Forms of Notes 32
Section 203.   Form of Indenture Trustee's Certificate of Authentication 32
Section 204.   Notes Issuable in the Form of a Global Note 33
Section 205.   Temporary Global Notes and Permanent Global Notes 35
Section 206.   Beneficial Ownership of Global Notes 36
Section 207.   Notices to Depository 37

ARTICLE III   THE NOTES 38

Section 301.   General Title; General Limitations; Issuable in Series;
Terms of a Series, Class or Tranche 38
Section 302.   Denominations 41
Section 303.   Execution, Authentication and Delivery and Dating 41
Section 304.   Temporary Notes 42
Section 305.   Registration, Transfer and Exchange 42
Section 306.   Mutilated, Destroyed, Lost and Stolen Notes 45
Section 307.   Payment of Interest; Interest Rights Preserved 45
Section 308.   Persons Deemed Owners 46
Section 309.   Cancellation 46
Section 310.   New Issuances of Notes 46
Section 311.   Specification of Required Subordinated Amount and
other Terms with Respect to each Tranche 48

Section 312.	Reallocation Groups	48
Section 313.	Excess Available Funds Sharing Groups	48
ARTICLE IV	ACCOUNTS AND INVESTMENTS	50
Section 401.	Collections	50
Section 402.	Accounts	50
Section 403.	Investment of Funds in the Accounts	51
ARTICLE V	ALLOCATIONS, DEPOSITS AND PAYMENTS	53
Section 501.	Allocations of Available Funds	53
Section 502.	Allocations of Available Principal Amounts	53
Section 503.	Final Payment	53
Section 504.	Payments within a Series, Class or Tranche	54
Section 505.	Allocations of Collections of Finance Charge Receivables Allocable to the Segregated Transferor Interest	54
ARTICLE VI	SATISFACTION AND DISCHARGE; CANCELLATION OF NOTES HELD BY THE ISSUER	55
Section 601.	Satisfaction and Discharge of Indenture	55
Section 602.	Application of Trust Money	55
Section 603.	Cancellation of Notes Held by the Issuer	56
ARTICLE VII	EVENTS OF DEFAULT AND REMEDIES	57
Section 701.	Events of Default	57
Section 702.	Acceleration of Maturity; Rescission and Annulment	58
Section 703.	Collection of Indebtedness and Suits for Enforcement by Indenture Trustee	59
Section 704.	Indenture Trustee May File Proofs of Claim	60
Section 705.	Indenture Trustee May Enforce Claims Without Possession of Notes	61
Section 706.	Application of Money Collected	61
Section 707.	Indenture Trustee May Elect to Hold the Collateral Certificate	61
Section 708.	Sale of Receivables for Accelerated Notes	61
Section 709.	Noteholders Have the Right to Direct the Time, Method and Place of Conducting Any Proceeding for Any Remedy Available to the Indenture Trustee	62
Section 710.	Limitation on Suits	62
Section 711.	Unconditional Right of Noteholders to Receive Principal and Interest; Limited Recourse	62
Section 712.	Restoration of Rights and Remedies	63
Section 713.	Rights and Remedies Cumulative	63
Section 714.	Delay or Omission Not Waiver	63
Section 715.	Control by Noteholders	63

Section 716.	Waiver of Past Defaults	64
Section 717.	Undertaking for Costs	64
Section 718.	Waiver of Stay or Extension Laws	64

ARTICLE VIII   THE INDENTURE TRUSTEE 66

Section 801.	Certain Duties and Responsibilities	66
Section 802.	Notice of Defaults	67
Section 803.	Certain Rights of Indenture Trustee	67
Section 804.	Not Responsible for Recitals or Issuance of Notes	68
Section 805.	May Hold Notes	68
Section 806.	Money Held in Trust	69
Section 807.	Compensation and Reimbursement, Limit on Compensation, Reimbursement and Indemnity	69
Section 808.	Disqualification; Conflicting Interests	69
Section 809.	Corporate Indenture Trustee Required; Eligibility	69
Section 810.	Resignation and Removal; Appointment of Successor	70
Section 811.	Acceptance of Appointment by Successor	71
Section 812.	Merger, Conversion, Consolidation or Succession to Business	72
Section 813.	Preferential Collection of Claims Against Issuer	72
Section 814.	Appointment of Authenticating Agent	73
Section 815.	Tax Returns	74
Section 816.	Representations and Covenants of the Indenture Trustee	75
Section 817.	Custody of the Collateral	75
Section 818.	Indenture Trustee's Application for Instructions from the Issuer	75

ARTICLE IX   NOTEHOLDERS' MEETINGS, LISTS, REPORTS BY INDENTURE TRUSTEE, ISSUER AND BENEFICIARY 76

Section 901.	Issuer To Furnish Indenture Trustee Names and Addresses of Noteholders	76
Section 902.	Preservation of Information; Communications to Noteholders	76
Section 903.	Reports by Indenture Trustee	77
Section 904.	Meetings of Noteholders; Amendments and Waivers	78
Section 905.	Reports by Issuer to the Commission	79
Section 906.	Reports by Indenture Trustee	80
Section 907.	Monthly Noteholders' Statement	80
Section 908.	Payment Instruction to Master Trust	80

ARTICLE X   INDENTURE SUPPLEMENTS; AMENDMENTS TO THE POOLING AND SERVICING AGREEMENT AND AMENDMENTS TO THE TRUST AGREEMENT 81

Section 1001.	Supplemental Indentures Without Consent of Noteholders	81

Section 1002. Supplemental Indentures with Consent of Noteholders 82
Section 1003. Execution of Indenture Supplements...84
Section 1004. Effect of Indenture Supplements 84
Section 1005. Conformity with Trust Indenture Act 84
Section 1006. Reference in Notes to Indenture Supplements...................................84
Section 1007. Amendments to the Pooling and Servicing Agreement;
Amendments to the Asset Representations Review
Agreement; Treatment of Noteholders and Note Owners 84
Section 1008. Amendments to the Trust Agreement..85
Section 1009. Notice..86

ARTICLE XI   REPRESENTATIONS, WARRANTIES AND
COVENANTS OF ISSUER...87

Section 1101. Payment of Principal and Interest..87
Section 1102. Maintenance of Office or Agency 87
Section 1103. Money for Note Payments to Be Held in Trust 87
Section 1104. Statement as to Compliance 89
Section 1105. Legal Existence..89
Section 1106. Further Instruments and Acts 89
Section 1107. Compliance with Laws 89
Section 1108. Notice of Events of Default 90
Section 1109. Certain Negative Covenants 90
Section 1110. No Other Business 90
Section 1111. No Borrowing 90
Section 1112. Rule 144A Information 90
Section 1113. Performance of Obligations; Servicing of Receivables......................91
Section 1114. Issuer May Consolidate, Etc., Only on Certain Terms 91
Section 1115. Successor Substituted 93
Section 1116. Guarantees, Loans, Advances and Other Liabilities..........................93
Section 1117. Capital Expenditures...94
Section 1118. Restricted Payments 94

ARTICLE XII   EARLY REDEMPTION OF NOTES 95

Section 1201. Applicability of Article...95
Section 1202. Optional Repurchase 96
Section 1203. Notice...96

ARTICLE XIII   COLLATERAL 97

Section 1301. Recording, Etc 97
Section 1302. Trust Indenture Act Requirements 98
Section 1303. Suits to Protect the Collateral 98
Section 1304. Purchaser Protected 99
Section 1305. Powers Exercisable by Receiver or Indenture Trustee 99
Section 1306. Determinations Relating to Collateral 99
Section 1307. Release of Collateral...100

Section 1308.   Certain Actions by Indenture Trustee 100
Section 1309.   Opinions as to Collateral 100
Section 1310.   Delegation of Duties 101

ARTICLE XIV   MISCELLANEOUS 102

Section 1401.   No Petition 102
Section 1402.   Trust Obligations 102
Section 1403.   Limitations on Liability 102
Section 1404.   Tax Treatment 103
Section 1405.   Actions Taken by the Issuer 103
Section 1406.   Alternate Payment Provisions 103
Section 1407.   Termination of Issuer..103
Section 1409.   Termination Distributions...104
Section 1410.   Derivative Counterparty as Third-Party Beneficiary........................104

ARTICLE XV   COMPLIANCE WITH REGULATION AB 105

Section 1501.   Intent of the Parties; Reasonableness 105
Section 1502.   Additional Representations and Warranties of the
Indenture Trustee 105
Section 1503.   Information to Be Provided by the Indenture Trustee 105
Section 1504.   Report on Assessment of Compliance and Attestation 106
Section 1505.   Investor Communication 107

ARTICLE XVI   INDENTURE SUPPLEMENTS AND TERMS
DOCUMENTS 108

Section 1601.   Qualified Accounts 108

EXHIBITS

EXHIBIT A   [FORM OF] PAYMENT INSTRUCTIONS

EXHIBIT B   [FORM OF] MONTHLY NOTEHOLDERS' STATEMENT

EXHIBIT C   [FORM OF] INVESTMENT LETTER

EXHIBIT D-1   [FORM OF] CLEARANCE SYSTEM CERTIFICATE TO BE GIVEN
                TO THE TRUSTEE BY EUROCLEAR OR CLEARSTREAM,
                LUXEMBOURG FOR DELIVERY OF DEFINITIVE NOTES IN
                EXCHANGE FOR A PORTION OF A TEMPORARY GLOBAL NOTE

EXHIBIT D-2   [FORM OF] CERTIFICATE TO BE DELIVERED TO EUROCLEAR
                OR CLEARSTREAM, LUXEMBOURG BY [•] WITH RESPECT TO
                REGISTERED NOTES SOLD TO QUALIFIED INSTITUTIONAL
                BUYERS

EXHIBIT D-3   [FORM OF] CERTIFICATE TO BE DELIVERED TO EUROCLEAR
                OR CLEARSTREAM, LUXEMBOURG BY A BENEFICIAL OWNER
                OF NOTES, OTHER THAN A QUALIFIED INSTITUTIONAL BUYER

EXHIBIT E   [FORM OF] ANNUAL CERTIFICATION

EXHIBIT F   [FORM OF] SERVICING CRITERIA TO BE ADDRESSED IN
                ASSESSMENT OF COMPLIANCE

RECONCILIATION AND TIE BETWEEN TRUST INDENTURE ACT OF 1939 AND INDENTURE PROVISIONS[*]

Trust Indenture Act Section	Indenture Section
310(a)(1)	809
(a)(2)	809
(a)(3)	Not Applicable
(a)(4)	Not Applicable
(a)(5)	809
(b)	808, 810(d)(i)
(c)	Not Applicable
311(a)	813
(b)	813
(c)	Not Applicable
312(a)	901, 902(a)
(b)	902(b)
(c)	902(c)
313(a)	903
(b)	903(c)
(c)	903, 903(c)
(d)	905
314(a)	905, 1104
(b)	1309
(c)(1)	102, 601(c), 1307
(c)(2)	102, 601(c), 1307
(c)(3)	102, 601(c), 1307
(d)(1)	1302
(d)(2)	Not Applicable
(d)(3)	Not Applicable
(e)	102
315(a)	801(a), 801(b)
(b)	802
(c)	801(c)
(d)	801(d)
(d)(1)	801(d)(i)
(d)(2)	801(d)(ii)
(d)(3)	801(d)(iii)
(e)	717
316(a)(1)(A)	709
316(a)(1)(B)	716
316(a)(2)	Not Applicable
316(b)	711
317(a)(1)	703, 705
317(a)(2)	704
317(b)	1103
318(a)	107

---

[*] This reconciliation and tie shall not, for any purpose be part of the within indenture.

THIS FOURTH AMENDED AND RESTATED INDENTURE between BA CREDIT CARD TRUST, a statutory trust organized under the laws of the State of Delaware (the "Issuer"), having its principal office at Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, and THE BANK OF NEW YORK MELLON, a New York banking corporation, in its capacity as Indenture Trustee (the "Indenture Trustee"), is made and entered into as of [November 23, 2015].

RECITALS OF THE ISSUER

WHEREAS, MBNA Credit Card Master Note Trust (as predecessor to BA Credit Card Trust) and the Indenture Trustee have heretofore executed and delivered an Indenture, dated as of May 24, 2001 as amended, supplemented or otherwise modified prior to June 10, 2006, the "Original Indenture");

WHEREAS, BA Credit Card Trust and the Indenture Trustee have heretofore executed and delivered an Amended and Restated Indenture, dated as of June 10, 2006 (as amended, supplemented or otherwise modified prior to October 20, 2006, the "Amended and Restated Indenture");

WHEREAS, BA Credit Card Trust and the Indenture Trustee have heretofore executed and delivered a Second Amended and Restated Indenture, dated as of October 20, 2006 (as amended, supplemented or otherwise modified prior to the date hereof, the "Second Amended and Restated Indenture");

WHEREAS, BA Credit Card Trust and the Indenture Trustee have heretofore executed and delivered a Third Amended and Restated Indenture, dated as of October 1, 2014 (as amended, supplemented or otherwise modified prior to the date hereof, the "Third Amended and Restated Indenture");

WHEREAS, the Issuer and the Indenture Trustee desire to amend and restate the Third Amended and Restated Indenture to read in its entirety as set forth below; and

WHEREAS, the Issuer has duly authorized the execution and delivery of this Fourth Amended and Restated Indenture to provide for the issuance of its notes to be issued in one or more fully registered or bearer series, classes or tranches.

NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby amend and restate the Third Amended and Restated Indenture as follows:

GRANTING CLAUSE

The Issuer hereby grants to the Indenture Trustee for the benefit and security of (a) the Noteholders, (b) each Derivative Counterparty to a Derivative Agreement entered into in

connection with issuance of a tranche of Notes that expressly states that such Derivative Counterparty is entitled to the benefit of the Collateral, and (c) the Indenture Trustee, in its individual capacity (the "Secured Party"), a security interest in all of its right, title and interest, whether now owned or hereafter acquired, in and to:

        (i)   the Collateral Certificate;

        (ii)   the Collection Account;

        (iii)   any Supplemental Account;

        (iv)   all sub-Accounts in the Collection Account or any Supplemental Account;

        (v)   all investment property, money and other property held in or through the Collection Account, any Supplemental Account or any sub-Account thereof;

        (vi)   all rights, benefits and powers under any Derivative Agreement relating to any tranche of Notes;

        (vii) all rights of enforcement against any of the representations and warranties made by the Beneficiary pursuant to the Trust Agreement;

        (viii) all present and future claims, demands, causes of and choses in action in respect of any of the foregoing and all interest, principal, payments and distributions of any nature or type on any of the foregoing;

        (ix)   all accounts, general intangibles, chattel paper, instruments, documents, goods, money, investment property, deposit accounts, certificates of deposit, letters of credit, letter-of-credit rights and advices of credit consisting of, arising from, or relating to any of the foregoing; and

        (x)   all proceeds of the foregoing.

The collateral described above is referred to as the "Collateral." The Security Interest in the Collateral is granted to secure the Notes (and, to the extent specified in the applicable Indenture Supplement or Derivative Agreement, the obligations under any applicable Derivative Agreements) equally and ratably without prejudice, priority or distinction between any Note and any other Note by reason of difference in time of issuance or otherwise, except as otherwise expressly provided in this Indenture, or in the Indenture Supplement which establishes any tranche of Notes, and to secure (i) the payment of all amounts due on such Notes (and, to the extent so specified, the obligations under any applicable Derivative Agreements) in accordance with their terms, (ii) the payment of all other sums payable by the Issuer under this Indenture or any Indenture Supplement and (iii) compliance by the Issuer with the provisions of this Indenture or any Indenture Supplement. This Indenture is a security agreement within the meaning of the UCC.

The Indenture Trustee acknowledges the grant of such Security Interest, and accepts the Collateral in trust hereunder in accordance with the provisions hereof and agrees to perform the duties herein to the end that the interests of the Noteholders may be adequately and effectively protected.

Particular Notes and Derivative Agreements will benefit from the Security Interest to the extent (and only to the extent) proceeds of and distributions on the Collateral are allocated for their benefit pursuant to this Indenture and the applicable Indenture Supplement.

AGREEMENTS OF THE PARTIES

To set forth or to provide for the establishment of the terms and conditions upon which the Notes are and are to be authenticated, issued and delivered, and in consideration of the premises and the purchase of Notes by the Holders thereof, it is mutually covenanted and agreed as follows, for the equal and proportionate benefit of all Holders of the Notes or of a series, class or tranche thereof, as the case may be:

LIMITED RECOURSE

The obligation of the Issuer to make payments of principal, interest and other amounts on the Notes and to make payments on Derivative Agreements is limited in recourse as set forth in Section 711.

ARTICLE I

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 101. Definitions. For all purposes of this Indenture and of any Indenture Supplement, except as otherwise expressly provided or unless the context otherwise requires:

(1)   the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

(2)   all other terms used herein which are defined in the Trust Indenture Act or by Commission rule under the Trust Indenture Act or in the Series 2001-D Supplement, either directly or by reference therein, have the meanings assigned to them therein;

(3)   all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles and, except as otherwise herein expressly provided, the term "generally accepted accounting principles" with respect to any computation required or permitted hereunder means such accounting principles as are generally accepted in the United States of America at the date of such computation;

(4)   all references in this Indenture to designated "Articles," "Sections" and other subdivisions are to the designated Articles, Sections and other subdivisions of this Indenture as originally executed. The words "herein," "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision; and

(5)   "including" and words of similar import will be deemed to be followed by "without limitation."

"Account Owner" is defined in the Pooling and Servicing Agreement.

"Accounts" means, collectively, the Collection Account and any Supplemental Account, in each case including any sub-Accounts therein.

"Act," when used with respect to any Noteholder, is defined in Section 104(a).

"action," when used with respect to any Noteholder, is defined in Section 104(a).

"Adjusted Outstanding Dollar Principal Amount" means at any time with respect to any series, class or tranche of Notes, the Outstanding Dollar Principal Amount of all Outstanding Notes of such series, class or tranche at such time, *less* any funds on deposit in the Principal Funding Account (as defined in the related Indenture Supplement) or the related sub-Account, as applicable, for such series, class or tranche at such time.

"Adverse Effect" means, whenever used in this Indenture with respect to any series, class or tranche of Notes with respect to any action, that such action will (a) at the time of its occurrence or at any future date result in the occurrence of an Early Redemption Event or Event of Default relating to such series, class or tranche, as applicable, (b) adversely affect the amount of funds available to be distributed to the Noteholders of any such series, class or tranche pursuant to this Indenture or the timing of such distributions, or (c) adversely affect the security interest of the Indenture Trustee in the Collateral.

"Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Amended and Restated Indenture" has the meaning specified in the recitals of this Indenture.

"Asset Representations Review Agreement" is defined in the Pooling and Servicing Agreement.

"Asset Representations Reviewer" is defined in the Pooling and Servicing Agreement.

"Authenticating Agent" means any Person authorized by the Indenture Trustee to authenticate Notes under Section 814.

"Authorized Newspaper" means, with respect to any tranche of Notes, publication in the newspaper of record specified in the applicable Indenture Supplement for that tranche, or if and so long as Notes of that tranche are listed on any securities exchange and that exchange so requires, in the newspaper of record required by the applicable securities exchange, printed in any language specified in the applicable Indenture Supplement or satisfying the requirements of such exchange.

"Available Funds" (i) with respect to all series of Notes, means the amount of Available Funds (as defined in the Series 2001-D Supplement) which are payable to the Issuer pursuant to Section 4.06(a) of the Pooling and Servicing Agreement as supplemented by the Series 2001-D Supplement plus any amounts to be treated as Available Funds pursuant to Section 403(d) and (ii) with respect to any series of Notes, has the meaning specified in the related Indenture Supplement.

"Available Funds Allocation Amount" means, on any date of determination during any Monthly Period for any tranche, class or series of Notes (exclusive of (a) any Notes within such tranche, class or series which will be paid in full during such Monthly Period, and (b) any Notes which will have a Nominal Liquidation Amount of zero during such Monthly Period), an amount equal to the sum of (i) the Nominal Liquidation Amount for such tranche, class or series, as applicable, as of the last day of the preceding Monthly Period, *plus* (ii) the aggregate amount of any increases in the Nominal Liquidation Amount of such tranche, class or series, as applicable, as a result of (x) the issuance of a new tranche of Notes or the issuance of additional Notes in an Outstanding tranche of Notes, (y) the accretion of principal on Discount Notes of such tranche, class or series, as applicable, or (z) the release of prefunded amounts (other than prefunded amounts deposited during such Monthly Period) for such tranche, class or series, as applicable, from a principal funding sub-account, in each case during such Monthly Period.

"Available Principal Amounts" (i) with respect to all series of Notes, means the amount of Available Investor Principal Collections (as defined in the Series 2001-D Supplement) which are payable to the Issuer pursuant to Section 4.06(b)(i) or Section 4.06(c)(i) of the Pooling and Servicing Agreement as supplemented by the Series 2001-D Supplement and (ii) with respect to any series of Notes, has the meaning specified in the related Indenture Supplement.

"BANA" means Bank of America, National Association (successor by merger to FIA Card Services, National Association) and its successors and assigns.

"Bearer Note" means a Note in bearer form.

"Beneficiary" is defined in the Trust Agreement.

"Business Day," unless otherwise specified in the Indenture Supplement for any tranche of Notes, means any day other than (a) a Saturday or Sunday or (b) any other day on which national banking associations or state banking institutions in New York, New York, Newark, Delaware, or Charlotte, North Carolina are authorized or obligated by law, executive order or governmental decree to be closed.

"class" means, with respect to any Note, the class specified in the applicable Indenture Supplement.

"Collateral" is defined in the Granting Clause.

"Collateral Certificate" means the Series 2001-D Certificate issued pursuant to the Pooling and Servicing Agreement and the Series 2001-D Supplement, as amended, supplemented, restated or otherwise modified from time to time.

"Collection Account" is defined in Section 402(a).

"Collections" is defined in Section 401.

"Commission" means the U.S. Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties on such date.

"Corporate Trust Office" means the principal office of the Indenture Trustee in New York, New York at which at any particular time its corporate trust business will be principally administered, which office at the date hereof is located at 101 Barclay Street, Floor 7 West, New York, New York 10286.

"Daily Available Funds Amount" means, for any day during any Monthly Period, an amount equal to the product of (a) the amount determined pursuant to clause (i) of the definition of Available Funds (as defined in the Series 2001-D Supplement) for such Monthly Period *minus*, if BANA or The Bank of New York Mellon is the Servicer, the Servicer Interchange (as defined in the Series 2001-D Supplement) for such Monthly Period and (b) the percentage equivalent of a fraction, the numerator of which is the Available Funds Allocation Amount for such series, class or tranche of Notes for such day and the denominator of which is the Available Funds Allocation Amount for all series of Notes for such day.

"Daily Principal Amount" means, for any day during any Monthly Period on which Collections of Principal Receivables are processed pursuant to Section 4.05 of the Series 2001-D Supplement for any series, class or tranche of Notes, an amount equal to the product of (a) the aggregate amount allocated to the Investor Certificateholders (as defined in the Series 2001-D Supplement) pursuant to Section 4.05(a)(ii) or 4.05(b)(ii) of the Pooling and Servicing Agreement as supplemented by the Series 2001-D Supplement and (b) the percentage equivalent of a fraction, the numerator of which is the Principal Allocation Amount for such series, class or tranche of Notes for such day and the denominator of which is the Principal Allocation Amount for all series of Notes for such day.

"Depository" means a U.S. Depository or a Foreign Depository, as the case may be.

"Derivative Agreement" means any currency, interest rate or other swap, cap, collar, guaranteed investment contract or other derivative agreement.

"Derivative Counterparty" means any party to any Derivative Agreement other than the Issuer or the Indenture Trustee.

"Discount Note" means a Note that provides for an amount *less* than the Stated Principal Amount (but not less than the Initial Dollar Principal Amount) thereof to be due and payable upon the occurrence of an Early Redemption Event or other optional or mandatory redemption or the occurrence of an Event of Default and the acceleration of such Note, in each case before the Expected Principal Payment Date of the applicable Note.

"Dollar" means (a) United States dollars, or (b) denominated in United States dollars.

"Early Redemption Event" is defined in Section 1201.

"Effective Date" means the date on which this Indenture is executed and delivered by the parties hereto.

"Entity" means any Person other than an individual or government (including any agency or political subdivision thereof).

"ERISA" means the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time.

"Event of Default" is defined in Section 701.

"Excess Available Funds Sharing Group" means all Excess Available Funds Sharing Series that have the same Excess Available Funds Sharing Group designation.

"Excess Available Funds Sharing Series" means a series that, pursuant to the Indenture Supplement therefor, will share certain excess Available Funds with other series in the same Excess Available Funds Sharing Group, as more specifically set forth in such Indenture Supplement.

"Exchange Date" means, with respect to any tranche of Notes, the latest of:

(a)   in the case of exchanges of beneficial interests in Temporary Global Notes for beneficial interests in Permanent Global Notes in registered form, any date that is after the related issuance date;

(b)   in the case of exchanges of beneficial interests in Temporary Global Notes for beneficial interests in Permanent Global Notes in bearer form, the date of presentation of certification of non-United States beneficial ownership (as described in Section 205); and

(c)   the earliest date on which such an exchange of a beneficial interest in a Temporary Global Note for a beneficial interest in a Permanent Global Note is permitted by applicable law.

"Expected Principal Payment Date" means, with respect to any series, class or tranche of Notes, the scheduled due date of any payment of principal on such Notes, as specified in the related Indenture Supplement, or if such day is not a Business Day, the next following Business Day, unless such day is in the next calendar month, in which case such Expected Principal Payment Date, unless otherwise specified in the related Indenture Supplement, will be the last Business Day of the current calendar month.

"FDIC" means the Federal Deposit Insurance Corporation or any successor thereto.

"Federal Bankruptcy Code" means Title 11 of the United States Code, as amended from time to time.

"Finance Charge Receivables" is defined in the Pooling and Servicing Agreement.

"Fitch" means Fitch Ratings, Inc., or any successor thereto.

"foreign currency" means (a) a currency other than Dollars, or (b) denominated in a currency other than Dollars.

"Foreign Depository" means the Person specified in the applicable Indenture Supplement, in its capacity as depository for the accounts of any clearing agencies located outside the United States.

"Funding" means BA Credit Card Funding, LLC, a Delaware limited liability company, and its successors and assigns.

"Global Note" means any Note issued pursuant to Section 204.

"group" means any one or more series of Notes which are specified as belonging to a common group (including any Excess Available Funds Sharing Group, Reallocation Group or any group established by an Indenture Supplement) in the applicable Indenture Supplement. A particular series may be included in more than one group if the Indenture Supplement for such series so provides.

"Holder," when used with respect to any Note, means a Noteholder.

"Indenture" or "this Indenture" means this Indenture as originally executed and as amended, supplemented, restated or otherwise modified from time to time by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, and will include the terms of particular series, classes or tranches of Notes created as contemplated by Section 301.

"Indenture Supplement" means, with respect to any series of Notes, a supplement to this Indenture, executed and delivered in conjunction with the issuance of such Notes pursuant to Section 1001, together with any applicable terms document related to such Indenture Supplement and any amendment to the Indenture Supplement executed pursuant to Section 1001 or 1002, and, in either case, including all amendments thereof and supplements thereto.

"Indenture Trustee" means the Person named as the Indenture Trustee in the first paragraph of this Indenture until a successor Indenture Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Indenture Trustee" means and includes each Person who is then an Indenture Trustee hereunder. If at any time there is more than one such Person, "Indenture Trustee" as used with respect to the Notes of any series, class or tranche means the Indenture Trustee with respect to Notes of that series, class or tranche.

"Indenture Trustee Authorized Officer" means, when used with respect to the Indenture Trustee, any vice president, any assistant vice president, the treasurer, any assistant treasurer, any senior trust officer or trust officer, or any other officer of the Indenture Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

"Initial Dollar Principal Amount" means (a) unless otherwise specified in the applicable Indenture Supplement, with respect to tranches of Dollar Interest-bearing Notes, the aggregate initial principal amount of the Outstanding Notes of such tranche, and (b) with respect to tranches of Discount Notes and foreign currency Notes, the amount specified in the applicable Indenture Supplement as the Initial Dollar Principal Amount thereof.

"Interest-bearing Note" means a Note that bears interest at a stated or computed rate on the principal amount thereof. A Note may be both an Interest-bearing Note and a Discount Note.

"Interest Payment Date" means, with respect to any series, class or tranche of Notes, the scheduled due date of any payment of interest on such Notes, as specified in the applicable Indenture Supplement, or if such day is not a Business Day, the next following Business Day, unless such day is in the next calendar month, in which case the Interest Payment Date, unless otherwise specified in the related Indenture Supplement, will be the last Business Day of the current calendar month; provided, however, that upon the acceleration of a series, class or tranche of Notes following an Event of Default or upon the occurrence of an Early Redemption Event, or other optional or mandatory redemption of that series, class or tranche of Notes, each Monthly Principal Accrual Date will be an Interest Payment Date.

"Internal Revenue Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Investor Certificate" is defined in the Pooling and Servicing Agreement.

"Investor Certificateholder" is defined in the Pooling and Servicing Agreement.

"Investor Interest" is defined in the Series 2001-D Supplement.

"Investment Company Act" means the Investment Company Act of 1940, as amended.

"Issuer" is defined in the first paragraph of this Indenture.

"Issuer Authorized Officer" means (a) an authorized signatory of the Owner Trustee, or (b) the chairman or vice-chairman of the board of directors, chairman or vice-chairman of the executive committee of the board of directors, the president, any vice-president, the secretary, any assistant secretary, the treasurer, or any assistant treasurer, in each case of the

Beneficiary, or any other officer or employee of the Beneficiary who is authorized to act on behalf of the Issuer.

"Issuer Certificate" means a certificate (including an Officer's Certificate) signed in the name of an Issuer Authorized Officer, or the Issuer by an Issuer Authorized Officer and, in each case delivered to the Indenture Trustee relating to, among other things, the issuance of a new tranche of Notes. Wherever this Indenture requires that an Issuer Certificate be signed also by an accountant or other expert, such accountant or other expert (except as otherwise expressly provided in this Indenture) may be in the employ of the Beneficiary.

"Issuer Tax Opinion" means, with respect to any action, an Opinion of Counsel to the effect that, for Federal income tax purposes, (a) such action will not adversely affect the tax characterization as debt of any Outstanding series, class or tranche of Notes that were characterized as debt at the time of their issuance, (b) following such action the Issuer will not be treated as an association (or publicly traded partnership) taxable as a corporation, (c) such action will not cause or constitute an event in which gain or loss would be recognized by any Holder of any such Notes, and (d) except as provided in the related Indenture Supplement, where such action is the issuance of a series, class or tranche of Notes, following such action such series, class or tranche of Notes will be properly characterized as debt.

"Legal Maturity Date" means, with respect to a series, class or tranche of Notes, the date specified in the Indenture Supplement, for such Note as the fixed date on which the principal of such series, class or tranche of Notes is due and payable.

"Majority Holders" means, with respect to any series, class or tranche of Notes or all Outstanding Notes, the Holders of a majority in Outstanding Dollar Principal Amount of the Outstanding Notes of that series, class or tranche or of all Outstanding Notes, as the case may be.

"Master Trust" means BA Master Credit Card Trust II, established pursuant to the Pooling and Servicing Agreement.

"Master Trust Tax Opinion" means, with respect to any action, an Opinion of Counsel to the effect that, for Federal income tax purposes, (a) such action will not adversely affect the tax characterization as debt of the Investor Certificates of any outstanding series or class under the Master Trust that were characterized as debt at the time of their issuance, (b) following such action the Master Trust will not be treated as an association (or publicly traded partnership) taxable as a corporation and (c) such action will not cause or constitute an event in which gain or loss would be recognized by any Investor Certificateholder.

"Monthly Interest Accrual Date" means, with respect to any Outstanding series, class or tranche of Notes:

(a)   each Interest Payment Date for such series, class or tranche, and

(b)   for any Monthly Period in which no Interest Payment Date for such series, class or tranche occurs, the date in such Monthly Period corresponding numerically to the next

Interest Payment Date for such series, class or tranche of Notes, or in the case of a series, class or tranche of Discount Notes, the Expected Principal Payment Date for that series, class or tranche, or as otherwise specified in the applicable Indenture Supplement for such series, class or tranche of Notes; provided, however, that

(i)   for the Monthly Period in which a series, class or tranche of Notes is issued, the date of issuance of such series, class or tranche will be the first Monthly Interest Accrual Date for such Monthly Period for such series, class or tranche of Notes,

(ii)   for the Monthly Period next following the Monthly Period in which a series, class or tranche of Notes is issued, unless otherwise indicated in the related Indenture Supplement, the first day of such Monthly Period will be the first Monthly Interest Accrual Date in such next following Monthly Period for such series, class or tranche of Notes,

(iii)   any date on which proceeds from a sale of Receivables following an Event of Default and acceleration of any tranche of Notes are deposited into the interest funding account for such Notes will be a Monthly Interest Accrual Date for such tranche of Notes,

(iv)   if there is no such numerically corresponding date in such Monthly Period, then the Monthly Interest Accrual Date will be the last Business Day of such Monthly Period, and

(v)   if such numerically corresponding date in such Monthly Period is not a Business Day, then the Monthly Interest Accrual Date will be the next following Business Day (unless such Business Day would fall in the following Monthly Period in which case the Monthly Interest Accrual Date will be the last Business Day of such earlier month).

"Monthly Noteholders' Statement" means a report substantially in the form of Exhibit B, as the same may be supplemented as set forth in the related Indenture Supplement.

"Monthly Period" has the meaning specified in the Series 2001-D Supplement.

"Monthly Principal Accrual Date" means, with respect to any Outstanding series, class or tranche of Notes:

(a)   for any Monthly Period in which an Expected Principal Payment Date for such series, class or tranche occurs, such Expected Principal Payment Date, or as otherwise specified in the applicable Indenture Supplement for such tranche of Notes, and

(b)   for any Monthly Period in which no Expected Principal Payment Date for such series, class or tranche occurs, the date in such Monthly Period corresponding numerically to the next Expected Principal Payment Date for such tranche of Notes (or for any month following the last Expected Principal Payment Date, the date in such month corresponding numerically to the preceding Expected Principal Payment Date for such tranche of Notes), or as

otherwise specified in the applicable Indenture Supplement, for such tranche of Notes; provided, however, that:

(i)   following a Pay Out Event as described in Section 9.01(a) of the Pooling and Servicing Agreement, the second Business Day following such Pay Out Event shall be a Monthly Principal Accrual Date,

(ii)   any date on which prefunded excess amounts are released from any principal funding subaccount and deposited into the principal funding subaccount of any tranche of Notes on or after the Expected Principal Payment Date for such tranche of Notes will be a Monthly Principal Accrual Date for such tranche of Notes,

(iii)   any date on which proceeds from a sale of Receivables following an Event of Default and acceleration of any tranche of Notes are deposited into the principal funding account for such Notes will be a Monthly Principal Accrual Date for such tranche of Notes,

(iv)   if there is no numerically corresponding date in such Monthly Period, then the Monthly Principal Accrual Date will be the last Business Day of such Monthly Period, and

(v)   if such numerically corresponding date in such Monthly Period is not a Business Day, the Monthly Principal Accrual Date will be the next following Business Day (unless such Business Day would fall in the following month in which case the Monthly Principal Accrual Date will be the last Business Day of such earlier Monthly Period).

"Monthly Principal Payment" means, with respect to any series of Notes, an amount, not less than zero, equal to (a) the Targeted Principal Deposit Amount, *plus* (b) the Reallocated Principal Amount, *minus* (c) Reallocated Available Funds, each with respect to such series of Notes for such Monthly Period.

"Moody's" means Moody's Investors Service, Inc., or any successor thereto.

"Nominal Liquidation Amount" means, with respect to any Outstanding tranche of Notes, an amount determined in accordance with the applicable Indenture Supplement. The Nominal Liquidation Amount for a series of Notes will be the sum of the Nominal Liquidation Amounts of all of the tranches of Notes of that series.

"non-Performing," with respect to a Derivative Agreement, means not Performing.

"Note" or "Notes" means any note or notes of any series, class or tranche authenticated and delivered from time to time under this Indenture.

"Note Accumulation Period" means, with respect to any series, class or tranche of Notes, the period commencing on the first day of the Monthly Period for which there is a Targeted Principal Deposit Amount with respect to such series, class or tranche of Notes and ending on the last day of the Monthly Period preceding the next following Monthly Period for which there is no Targeted Principal Deposit Amount with respect to such series, class or tranche of Notes; provided, however, that, with respect to any tranche of Notes which has been accelerated following an event of default, has had an early redemption event or will be partially redeemed during a partial or limited amortization, the related Note Accumulation Period will commence on the effective date of such acceleration, early redemption event or partial or limited amortization period.

"Note Owner" means the beneficial owner of an interest in a Global Note.

"Note Rating Agency" means, with respect to any Outstanding series, class or tranche of Notes, each statistical Note Rating Agency selected by the Issuer to rate such Notes.

"Note Register" is defined in Section 305.

"Note Registrar" means the Person who keeps the Note Register specified in Section 305.

"Noteholder" means a Person in whose name a Note is registered in the Note Register or the bearer of any Bearer Note (including a Global Note in bearer form), as the case may be.

"Officer's Certificate" means a certificate signed by the Beneficiary or the Owner Trustee and delivered to the Indenture Trustee. Wherever this Indenture requires that an Officer's Certificate be signed also by an accountant or other expert, such accountant or other expert (except as otherwise expressly provided in this Indenture) may be in the employ of the Beneficiary.

"Opinion of Counsel" means a written opinion of counsel acceptable to the Indenture Trustee, who may, without limitation, and except as otherwise expressly provided in this Indenture, be an employee of or of counsel to the Issuer, the Beneficiary or any of their Affiliates.

"Original Indenture" has the meaning specified in the recitals of this Indenture.

"Outstanding," when used with respect to a Note or with respect to Notes of any series, class or tranche means, as of the date of determination, all such Notes theretofore authenticated and delivered under this Indenture, except:

(a)   any Notes theretofore canceled by the Indenture Trustee or delivered to the Indenture Trustee for cancellation, or canceled by the Issuer pursuant to Section 309;

-18-

(b)   any Notes for whose full payment (including principal and interest) or redemption money in the necessary amount has been theretofore deposited with the Indenture Trustee or any Paying Agent in trust for the Holders of such Notes; provided that, if such Notes are to be redeemed, notice of such redemption has been duly given if required pursuant to this Indenture, the related Indenture Supplement, or provision therefor satisfactory to the Indenture Trustee has been made;

(c)   any Notes which are deemed to have been paid in full pursuant to Section 503; and

(d)   any such Notes in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to this Indenture, or which will have been paid pursuant to the terms of Section 306 (except with respect to any such Note as to which proof satisfactory to the Indenture Trustee is presented that such Note is held by a person in whose hands such Note is a legal, valid and binding obligation of the Issuer).

For purposes of determining the amounts of deposits, allocations, reallocations or payments to be made, unless the context clearly requires otherwise, references to "Notes" will be deemed to be references to "Outstanding Notes." In determining whether the Holders of the requisite principal amount of such Outstanding Notes have given any request, demand, authorization, direction, notice, consent or waiver hereunder, and for purposes of Section 904, Notes beneficially owned by the Issuer or the Transferor or any Affiliate of the Issuer or the Transferor will be disregarded and deemed not to be Outstanding. In determining whether the Indenture Trustee will be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Notes which an Indenture Trustee Authorized Officer knows to be owned by the Issuer or the Transferor or any Affiliate of the Issuer or the Transferor will be so disregarded. Notes so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee creates to the satisfaction of the Indenture Trustee the pledgee's right to act as owner with respect to such Notes and that the pledgee is not the Issuer, the Transferor or any other obligor upon the Notes or any Affiliate of the Issuer, the Transferor or such other obligor.

"Outstanding Dollar Principal Amount" means at any time,

(a)   with respect to any series, class or tranche of non-Discount Notes, the aggregate Initial Dollar Principal Amount of the Outstanding Notes of such series, class or tranche at such time, less the amount of any withdrawals from the Principal Funding sub-Account for such tranche of Notes for payment of principal to the Holders of such tranche or the applicable Derivative Counterparty pursuant to the related Indenture Supplement, and

(b)   with respect to any series, class or tranche of Discount Notes, an amount of the Outstanding Notes of such series, class or tranche calculated by reference to the applicable formula set forth in the applicable Indenture Supplement, taking into account the amount and timing of payments of principal made to the Holders of such series, class or tranche or to the applicable Derivative Counterparty and accretions of principal, each pursuant to the related Indenture Supplement.

"Owner Trustee" means Wilmington Trust Company, not in its individual capacity but solely as owner trustee of the Issuer, and each of its successors and assigns.

"Paying Agent" means any Person authorized by the Issuer to pay the principal of or interest on any Notes on behalf of the Issuer, which shall initially be the Indenture Trustee.

"Payment Date" means, with respect to any series, class or tranche of Notes, the applicable Principal Payment Date or Interest Payment Date.

"Payment Instruction" means an instruction substantially in the form of Exhibit A, or such other form as the Issuer may determine, as the same may be supplemented as set forth in the related Indenture Supplement.

"Performing" means, with respect to any Derivative Agreement, no payment default or repudiation of performance by a Derivative Counterparty has occurred, and such Derivative Agreement has not been terminated.

"Permanent Global Note" is defined in Section 205.

"Permitted Investments" means, unless otherwise provided in the Indenture Supplement with respect to any series of Notes:

(a) instruments, investment property or other property consisting of:

(i) obligations of or fully guaranteed by the United States of America;

(ii) time deposits or certificates of deposit of any depository institution or trust company incorporated under the laws of the United States of America or any state thereof (or domestic branches of foreign depository institutions or trust companies) and subject to supervision and examination by federal or state banking or depository institution authorities; provided, however, that at the time of the Indenture Trustee's investment or contractual commitment to invest therein, the certificates of deposit or short-term deposits of such depository institution or trust company shall have a credit rating from Moody's and Standard & Poor's of P-1 and A-1+, respectively, and, if rated by Fitch, F1+ from Fitch;

(iii) commercial paper (including but not limited to asset backed commercial paper) having, at the time of the Indenture Trustee's investment or contractual commitment to invest therein, a rating from Moody's and Standard & Poor's of P-1 and A-1+, respectively, and, if rated by Fitch, F1+ from Fitch;

(iv) bankers' acceptances issued by any depository institution or trust company described in clause (a)(ii) above; and

(v)   investments in money market funds rated AAA-m or AAA-mg by Standard & Poor's, Aaa by Moody's and AAA or V1+ by Fitch or otherwise approved in writing by each Note Rating Agency;

(b)   demand deposits in the name of the Indenture Trustee in any depository institution or trust company referred to in clause (a)(ii) above;

(c)   uncertificated securities that are registered in the name of the Indenture Trustee upon books maintained for that purpose by the issuer thereof and identified on books maintained for that purpose by the Indenture Trustee as held for the benefit of the Noteholders, and consisting of shares of an open end diversified investment company which is registered under the Investment Company Act, and which (i) invests its assets exclusively in obligations of or guaranteed by the United States of America or any instrumentality or agency thereof having in each instance a final maturity date of less than one year from their date of purchase or other Permitted Investments, (ii) seeks to maintain a constant net asset value per share, (iii) has aggregate net assets of not less than $100,000,000 on the date of purchase of such shares and (iv) with respect to which each Note Rating Agency confirms in writing that such investment will not cause a Ratings Effect; and

(d)   any other investment if each Note Rating Agency confirms in writing that such investment will not cause a Ratings Effect.

The term "Permitted Investments" does not include any investment in the Account Owner or any obligation or liability of the Account Owner.

"Person" means any individual, corporation, estate, partnership, limited liability company, limited liability partnership, joint venture, association, joint-stock company, business trust, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Place of Payment" means, with respect to any tranche of Notes issued hereunder, the city or political subdivision so designated with respect to such tranche of Notes in accordance with the provisions of Section 301.

"Pooling and Servicing Agreement" means the Fourth Amended and Restated Pooling and Servicing Agreement, dated as of [November 23, 2015], between Funding, as Transferor, BANA, as Servicer, and The Bank of New York Mellon, as trustee, as amended, restated and supplemented from time to time.

"Predecessor Notes" of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note; and, for the purposes of this definition, any Note authenticated and delivered under Section 306 in lieu of a mutilated, lost, destroyed or stolen Note will be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Note.

"Principal Allocation Amount" shall mean, on any date of determination during any Monthly Period for any tranche, class or series of Notes (exclusive of (x) any Notes within such tranche, class or series which will be paid in full during such Monthly Period and (y) any notes which will have a Nominal Liquidation Amount of zero during such Monthly Period), an amount equal to the sum of (a) for any Notes within such tranche, class or series of Notes in a Note Accumulation Period, the sum of the Nominal Liquidation Amounts for such Notes as of the close of business on the day prior to the commencement of the most recent Note Accumulation Period for such Notes, and (b) for all other Notes Outstanding within such tranche, class or series of Notes, (i) the sum of the Nominal Liquidation Amounts for such Notes, each as of the close of business on the last day of the immediately preceding Monthly Period (or, with respect to the first Monthly Period for any such series, class or tranche of Notes, the Initial Dollar Principal Amount of such Notes), *plus* (ii) the aggregate amount of any increases in the Nominal Liquidation Amount of such Notes as a result of (x) the issuance of additional Notes in an Outstanding series, class or tranche of Notes, (y) the accretion of principal on Discount Notes of such tranche, class or series, as applicable, or (z) the release of prefunded amounts (other than prefunded amounts deposited during such Monthly Period) for such tranche, class or series, as applicable, from a principal funding sub-Account, in each case during such Monthly Period on or prior to such date.

"Principal Excess" means for any series of Notes, with respect to any Monthly Period, the excess, if any, of (a) the sum of the Daily Principal Amounts for each day during such Monthly Period for such series of Notes, *minus* Reallocated Principal Amounts for the related Monthly Period for such series, over (b) an amount equal to the Targeted Principal Deposit Amount for the related Monthly Period for such series; provided, however, that if the Rapid Amortization Period (as defined in the Series 2001-D Supplement) has commenced, the amount computed pursuant to clause (b) shall be the Nominal Liquidation Amount of such series of Notes.

"Principal Funding sub-Account" is defined in the applicable Indenture Supplement.

"Principal Payment Date" means, with respect to any series, class or tranche of Notes, each Expected Principal Payment Date, or upon the acceleration of such series, class or tranche of Notes following an Event of Default or upon the occurrence of an Early Redemption Event, or other optional or mandatory redemption of such series, class or tranche of Notes, each Monthly Principal Accrual Date.

"Principal Receivables" is defined in the Pooling and Servicing Agreement.

"Principal Shortfall" means for any series of Notes, with respect to any Monthly Period, the excess, if any, of (a) an amount equal to the Targeted Principal Deposit Amount for the related Monthly Period for such series, over (b) the sum of the Daily Principal Amounts for each day during such Monthly Period for such series of Notes, *plus* Reallocated Available Funds for the related Monthly Period for such series, *minus* Reallocated Principal Amounts for the related Monthly Period for such series; provided, however, that if the Rapid Amortization Period

(as defined in the Series 2001-D Supplement) has commenced, the amount computed pursuant to clause (a) shall be the Nominal Liquidation Amount of such series of Notes.

"Qualified Account" means either (a) a segregated account (including a securities account) with a Qualified Institution or (b) a segregated trust account with the corporate trust department of a depository institution organized under the laws of the United States of America or any one of the States thereof or the District of Columbia (or any domestic branch of a foreign bank), having corporate trust powers and acting as trustee for funds deposited in such account, so long as any of the securities of such depository institution shall have a credit rating from each Note Rating Agency in one of its generic rating categories which signifies investment grade.

"Qualified Institution" means (a) a depository institution, which may include the Indenture Trustee or the Owner Trustee (so long as it is a paying agent under the Indenture), organized under the laws of the United States of America or any one of the States thereof or the District of Columbia, the deposits in which are insured by the FDIC and which at all times has a short-term unsecured debt rating in the applicable investment category of each Note Rating Agency or (b) a depository institution acceptable to each Note Rating Agency.

"Ratings Effect" means a reduction, qualification or withdrawal of any then current rating of the Notes.

"Reallocated Available Funds" means, with respect to any series of Notes for any Monthly Period, the aggregate amount of series Available Funds to be deposited into a principal funding account, paid to noteholders or otherwise treated as series Available Principal Amounts on the related Transfer Date pursuant to the related Indenture Supplement.

"Reallocated Principal Amount" means, with respect to any series of Notes for any Monthly Period, the aggregate amount of series Available Principal Amounts to be deposited into an interest funding account, paid to the Servicer as a portion of the net Servicing Fee or otherwise treated as series Available Funds on the related Transfer Date pursuant to the related Indenture Supplement; provided however, that the Reallocated Principal Amount for any series of Notes for any Monthly Period shall not exceed the sum of the Daily Principal Amounts for each day during such Monthly Period for the subordinated notes of such series of Notes.

"Reallocation Group" means all Reallocation Series that have the same Reallocation Group designation.

"Reallocation Series" means a series that, pursuant to the Indenture Supplement therefor, will share certain Available Funds or other specified amounts within a specified Reallocation Group with other series in the same Reallocation Group, as more specifically set forth in such Indenture Supplement.

"Receivables" is defined in the Pooling and Servicing Agreement.

"Record Date" for the interest or principal payable on any Note on any applicable Payment Date means the last day of the month before the related Interest Payment Date or

Principal Payment Date, as applicable, unless otherwise specified in the applicable Indenture Supplement.

"Registered Note" means a Note issued in registered form.

"Registered Noteholder" means a holder of a Registered Note.

"Regulation AB" means Subpart 229.1100 – Asset-Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1125, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the Commission in the adopting releases (including Asset-Backed Securities, Securities Act Release No. 33-8518, 70 Fed. Reg. 1,506, 1,531 (January 7, 2005) and Asset-Backed Securities Disclosure and Registration, Securities Act Release No. 33-9638, 79 Fed. Reg. 57,184 (September 24, 2014)) or by the staff of the Commission, or as may be provided by the Commission or its staff from time to time.

"Required Subordinated Amount" means, with respect to any tranche of a senior class of Notes, the amount specified in the related Indenture Supplement.

"Sarbanes Certification" is defined in Section 1504(iii).

"Second Amended and Restated Indenture" has the meaning specified in the recitals of this Indenture.

"Secured Party" is defined in the Granting Clause.

"Securities Act" means the Securities Act of 1933, as amended from time to time.

"Securities Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

"Securitization Transaction" means any issuance of new Notes of any series, class or tranche, pursuant to Section 310, whether publicly offered or privately placed, rated or unrated.

"Security Interest" means the security interest granted pursuant to the Granting Clause.

"senior class," with respect to a class of Notes of any series, has the meaning specified in the related Indenture Supplement.

"series" means, with respect to any Note, the series specified in the applicable Indenture Supplement.

"Series Available Funds Shortfalls," with respect to any Excess Available Funds Sharing Series, has the meaning specified in the related Indenture Supplement.

"Series 2001-D Supplement" means the Fifth Amended and Restated Series 2001-D Supplement to the Pooling and Servicing Agreement, dated as of [November 23, 2015], as amended, supplemented, restated or otherwise modified from time to time.

"Servicer" is defined in the Pooling and Servicing Agreement.

"Servicing Criteria" means the "servicing criteria" set forth in Item 1122(d) of Regulation AB, as such may be amended from time to time.

"Servicing Fee" is defined in the Pooling and Servicing Agreement.

"Standard & Poor's" means Standard & Poor's Ratings Services or any successor thereto.

"Stated Principal Amount," with respect to any Note, has the meaning specified in the related Indenture Supplement.

"sub-Account" means each portion of an Account designated as such pursuant to this Indenture or the related Indenture Supplement.

"subordinated class," with respect to a class of Notes of any series, has the meaning specified in the related Indenture Supplement.

"subordinated Notes" means Notes of a subordinated class of a series.

"Supplemental Account" means the trust account or accounts designated as such and established pursuant to Section 402(a).

"Targeted Interest Deposit Amount," for each series, class or tranche of Notes, is defined in the related Indenture Supplement.

"Targeted Principal Deposit Amount," for each series, class or tranche of Notes, is defined in the related Indenture Supplement

"Temporary Global Note" is defined in Section 205.

"terms document" means, with respect to any series, class or tranche of Notes, the Issuer Certificate or a supplement or terms document to the Indenture Supplement that establishes such series, class or tranche.

"Third Amended and Restated Indenture" has the meaning specified in the recitals of this Indenture.

"tranche" means, with respect to any class of Notes, Notes of such class which have identical terms, conditions and tranche designation. Notes of a single tranche may be issued on different dates.

"Transfer Date" is defined in the Pooling and Servicing Agreement.

"Transferor" means BA Credit Card Funding, LLC in its capacity as Transferor under the Pooling and Servicing Agreement.

"Trust Agreement" means the Fourth Amended and Restated Trust Agreement of the Issuer, dated as of October 1, 2014, between Funding, as Beneficiary and Transferor, and Wilmington Trust Company, as Owner Trustee, as amended, supplemented, restated or supplemented from time to time.

"Trust Indenture Act" means the Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990, as in force at the date as of which this Indenture was executed except as provided in Section 1005.

"UCC" means, unless the context otherwise requires, the Uniform Commercial Code of the relevant jurisdiction.

"U.S. Depository" means, unless otherwise specified by the Issuer pursuant to any of Sections 204, 206, or 301, with respect to Notes of any tranche issuable or issued as Global Note within the United States, The Depository Trust Company, New York, New York, or any successor thereto registered as a clearing agency under the Securities Exchange Act, or other applicable statute regulation.

"Weighted Average Principal Allocation Amount" means, with respect to any period for any tranche, class or series of Notes, the sum of the Principal Allocation Amounts for such tranche, class or series, as applicable, as of the close of business on each day during such period divided by the actual number of days in such period.

Section 102. Compliance Certificates and Opinions. Upon any application or request by the Issuer to the Indenture Trustee to take any action under any provision of this Indenture, the Issuer will furnish to the Indenture Trustee (i) an Officer's Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and (ii) an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Notwithstanding the provisions of Section 310 and of the preceding paragraph, if all Notes of a tranche are not to be originally issued at one time, it will not be necessary to deliver the Issuer Certificate otherwise required pursuant to Section 310 or the Officer's Certificate and Opinion of Counsel otherwise required pursuant to such preceding paragraph at or before the time of authentication of each Note of such tranche if such documents are delivered at or prior to the authentication upon original issuance of the first Note of such tranche to be issued.

The Trustee may rely, as to authorization by the Issuer of any tranche of Notes, the form and terms thereof and the legality, validity, binding effect and enforceability thereof, upon the Opinion of Counsel and the other documents delivered pursuant to Section 310 and this Section 102, as applicable, in connection with the first authentication of Notes of such tranche.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (except for the written statement required by Section 1104) will include:

(a)   a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(b)   a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)   a statement that such individual has made such examination or investigation as is necessary to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d)   a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

Section 103.   Form of Documents Delivered to Indenture Trustee. In any case where several matters are required to be certified by, or covered by an opinion of, one or more specified Persons, one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to the other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of the Issuer may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless the Issuer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations are erroneous. Any such certificate or opinion of, or representation by, counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, the Issuer stating that the information with respect to such factual matters is in the possession of the Issuer, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Section 104.   Acts of Noteholders.

(a)   Any request, demand, authorization, direction, notice, consent, waiver or other action (collectively, "action") provided by this Indenture to be given or taken by

Noteholders of any series, class or tranche may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Noteholders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action will become effective when such instrument or instruments are delivered to the Indenture Trustee, and, where it is hereby expressly required, to the Issuer. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Noteholders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent will be sufficient for any purpose of this Indenture and (subject to Section 801) conclusive in favor of the Indenture Trustee and the Issuer, if made in the manner provided in this Section 104.

(b)   The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness to such execution or by the certificate of any notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by an officer of a corporation or a member of a partnership, on behalf of such corporation or partnership, such certificate or affidavit will also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the person executing the same, may also be proved in any other manner which the Indenture Trustee deems sufficient.

(c)   (i)   The ownership of Registered Notes will be proved by the Note Register.

(ii)   The ownership of Bearer Notes or coupons will be proved by the production of such Bearer Notes or coupons or by a certificate, satisfactory to the Issuer, executed by any bank, trust company or recognized securities dealer, wherever situated, satisfactory to the Issuer. Each such certificate will be dated and will state that on the date thereof a Bearer Note or coupon bearing a specified serial number was deposited with or exhibited to such bank, trust company or recognized securities dealer by the Person named in such certificate. Any such certificate may be issued in respect of one or more Bearer Notes or coupons specified therein. The holding by the Person named in any such certificate of any Bearer Note specified therein will be presumed to continue for a period of one year from the date of such certificate unless at the time of any determination of such holding (A) another certificate bearing a later date issued in respect of the same Bearer Note or coupon produced, (B) the Bearer Note or coupon specified in such certificate is produced by some other Person or (C) the Bearer Note or coupon specified in such certificate has ceased to be Outstanding.

(d)   If the Issuer will solicit from the Holders any action, the Issuer may, at its option, by an Officer's Certificate, fix in advance a record date for the determination of Holders entitled to give such action, but the Issuer will have no obligation to do so. If the Issuer does not so fix a record date, such record date will be the later of thirty (30) days before the first solicitation of such action or the date of the most recent list of Noteholders furnished to the Indenture Trustee pursuant to Section 901 before such solicitation. Such action may be given before or after the record date, but only the Holders of record at the close of business on the

record date will be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of Notes Outstanding have authorized or agreed or consented to such action, and for that purpose the Notes Outstanding will be computed as of the record date; provided that no such authorization, agreement or consent by the Holders on the record date will be deemed effective unless it will become effective pursuant to the provisions of this Indenture not later than six months after the record date.

(e)   Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Note will bind the Holder of every Note issued upon the transfer thereof or in exchange therefor or in lieu thereof, in respect of anything done or suffered to be done by the Indenture Trustee or the Issuer in reliance thereon whether or not notation of such action is made upon such Note.

Section 105.   Notices, etc., to Indenture Trustee and Issuer. Any action of Noteholders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(a)   the Indenture Trustee by any Noteholder or by the Issuer will be sufficient for every purpose hereunder if made, given, furnished or filed in writing to or with the Indenture Trustee at its Corporate Trust Office, or

(b)   the Issuer by the Indenture Trustee or by any Noteholder will be sufficient for every purpose hereunder (except as provided in Section 701(c)) if in writing and mailed, first-class postage prepaid, to the Issuer addressed to it at the address of its principal office specified in the first paragraph of this Indenture or at any other address previously furnished in writing to the Indenture Trustee by the Issuer.

Section 106.   Notices to Noteholders; Waiver.

(a)   Where this Indenture, any Indenture Supplement or any Registered Note provides for notice to Registered Noteholders of any event, such notice will be sufficiently given (unless otherwise herein, in such Indenture Supplement or in such Registered Note expressly provided) if in writing and mailed, first-class postage prepaid, sent by facsimile, sent by electronic transmission or personally delivered to each Holder of Registered Note affected by such event, at such Noteholder's address as it appears in the Note Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Registered Noteholders is given by mail, facsimile, electronic transmission or delivery neither the failure to mail, send by facsimile, electronic transmission or deliver such notice, nor any defect in any notice so mailed, to any particular Noteholders will affect the sufficiency of such notice with respect to other Noteholders and any notice that is mailed, sent by facsimile, electronic transmission or delivered in the manner herein provided shall conclusively have been presumed to have been duly given.

Where this Indenture, any Indenture Supplement or any Registered Note provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver will be the equivalent of such

notice. Waivers of notice by Registered Noteholders will be filed with the Indenture Trustee, but such filing will not be a condition precedent to the validity of any action taken in reliance upon such waiver.

(b)   In case, by reason of the suspension of regular mail service as a result of a strike, work stoppage or otherwise, it will be impractical to mail notice of any event to any Holder of a Registered Note when such notice is required to be given pursuant to any provision of this Indenture, then any method of notification as will be satisfactory to the Indenture Trustee and the Issuer will be deemed to be a sufficient giving of such notice.

(c)   No notice will be given by mail, facsimile, electronic transmission or otherwise delivered to a Holder of Bearer Notes or coupons in bearer form. In the case of any tranche with respect to which any Bearer Notes are Outstanding, any notice required or permitted to be given to Holders of such Bearer Notes will be published in an Authorized Newspaper within the time period prescribed in this Indenture or the applicable Indenture Supplement.

(d)   With respect to any tranche of Notes, the applicable Indenture Supplement may specify different or additional means of giving notice to the Holders of the Notes of such tranche.

(e)   Where this Indenture provides for notice to any Note Rating Agency, failure to give such notice will not affect any other rights or obligations created hereunder and will not under any circumstance constitute an Adverse Effect.

Section 107.   Conflict with Trust Indenture Act. If and to the extent that any provision of this Indenture limits, qualifies or conflicts with the duties imposed by, or with another provision (an "incorporated provision") included in this Indenture by operation of, Sections 310 to 318, inclusive, of the Trust Indenture Act, such imposed duties or incorporated provision will control. If any provision of this Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the latter provision will be deemed to apply to this Indenture as so modified or excluded, as the case may be.

Section 108.   Effect of Headings and Table of Contents. The Article and Section headings herein and the Table of Contents are for convenience only and will not affect the construction hereof.

Section 109.   Successors and Assigns. All covenants and agreements in this Indenture by the Issuer will bind its successors and assigns, whether so expressed or not. All covenants and agreements of the Indenture Trustee in this Indenture shall bind its successors, co-trustees and agents of the Indenture Trustee.

Section 110.   Separability. In case any provision in this Indenture or in the Notes will be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 111. Benefits of Indenture. Nothing in this Indenture or in any Notes, express or implied, will give to any Person, other than the parties hereto and their successors hereunder, any Authenticating Agent or Paying Agent, the Note Registrar, Derivative Counterparties (to the extent specified in the applicable Derivative Agreement) and the Holders of Notes (or such of them as may be affected thereby), any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 112. Governing Law; Submission to Jurisdiction; Agent for Service of Process. This Indenture shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto declare that it is their intention that this Indenture shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees (a) that this Indenture involves at least $100,000.00, and (b) that this Indenture has been entered into by the parties hereto in express reliance upon 6 DEL.C. § 2708. Each of the parties hereto hereby irrevocably and unconditionally agrees (a) to be subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (b)(1) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party's agent for acceptance of legal process, and (2) that, to the fullest extent permitted by applicable law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to (b)(1) or (2) above shall, to the fullest extent permitted by applicable law, have the same legal force and effect as if served upon such party personally within the State of Delaware.

Section 113. Counterparts. This Indenture may be executed in any number of counterparts, each of which so executed will be deemed to be an original, but all such counterparts will together constitute but one and the same instrument.

Section 114. Indenture Referred to in the Trust Agreement. This is the Indenture referred to in the Trust Agreement.

Section 115. Legal Holidays. In any case where the date on which any payment is due shall not be a Business Day, then (notwithstanding any other provision of the Notes or this Indenture) payment need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the date on which nominally due, and no interest shall accrue for the period from and after any such nominal date.

[END OF ARTICLE I]

ARTICLE II

NOTE FORMS

Section 201. Forms Generally. The Notes will have such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture or the applicable Indenture Supplement and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon, as may be required to comply with applicable laws or regulations or with the rules of any securities exchange, or as may, consistently herewith, be determined by the Issuer, as evidenced by the Issuer's execution of such Notes. Any portion of the text of any Note may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Note.

The definitive Notes will be typewritten, printed, lithographed or engraved or produced by any combination of these methods (with or without steel engraved borders) or may be produced in any other manner, all as determined by the Issuer, as evidenced by the Issuer's execution of such Notes, subject, with respect to the Notes of any series, class or tranche, to the rules of any securities exchange on which such Notes are listed.

Section 202. Forms of Notes. Each Note will be in one of the forms approved from time to time by or pursuant to an Indenture Supplement. Before the delivery of a Note to the Indenture Trustee for authentication in any form approved by or pursuant to an Issuer Certificate, the Issuer will deliver to the Indenture Trustee the Issuer Certificate by or pursuant to which such form of Note has been approved, which Issuer Certificate will have attached thereto a true and correct copy of the form of Note which has been approved thereby or, if an Issuer Certificate authorizes a specific officer or officers of the Beneficiary to approve a form of Note, a certificate of such officer or officers approving the form of Note attached thereto. Any form of Note approved by or pursuant to an Issuer Certificate must be acceptable as to form to the Indenture Trustee, such acceptance to be evidenced by the Indenture Trustee's authentication of Notes in that form or a certificate signed by an Indenture Trustee Authorized Officer and delivered to the Issuer.

Section 203. Form of Indenture Trustee's Certificate of Authentication. The form of Indenture Trustee's Certificate of Authentication for any Note issued pursuant to this Indenture will be substantially as follows:

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Notes of the series, class or tranche designated therein referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON,
as Indenture Trustee,

By: _____
Authorized Signatory

Dated: _____

Section 204.   Notes Issuable in the Form of a Global Note.

(a)   If the Issuer establishes pursuant to Sections 202 and 301 that the Notes of a particular series, class or tranche are to be issued in whole or in part in the form of one or more Global Notes, then the Issuer will execute and the Indenture Trustee or its agent will, in accordance with Section 303 and the Issuer Certificate delivered to the Indenture Trustee or its agent thereunder, authenticate and deliver, such Global Note or Notes, which, unless otherwise provided in the applicable Indenture Supplement (i) will represent, and will be denominated in an amount equal to the aggregate Stated Principal Amount (or in the case of Discount Notes, the aggregate Stated Principal Amount at the Expected Principal Payment Date of such Notes) of the Outstanding Notes of such series, class or tranche to be represented by such Global Note or Notes, or such portion thereof as the Issuer will specify in an Issuer Certificate, (ii) in the case of Registered Notes, will be registered in the name of the Depository for such Global Note or Notes or its nominee, (iii) will be delivered by the Indenture Trustee or its agent to the Depository or pursuant to the Depository's instruction, (iv) if applicable, will bear a legend substantially to the following effect: "Unless this Note is presented by an authorized representative of The Depository Trust Company, a New York corporation ("DTC"), to the Issuer or its agent for registration of transfer, exchange or payment, and any note issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), any transfer, pledge or other use hereof for value or otherwise by or to any person is wrongful inasmuch as the registered owner hereof, Cede & Co., has an interest herein" and (v) may bear such other legend as the Issuer, upon advice of counsel, deems to be applicable.

(b)   Notwithstanding any other provisions of this Section 204 or of Section 305, and subject to the provisions of paragraph (c) below, unless the terms of a Global Note or the applicable Indenture Supplement expressly permit such Global Note to be exchanged in whole or in part for individual Notes, a Global Note may be transferred, in whole but not in part and in the manner provided in Section 305, only to a nominee of the Depository for such Global Note, or to the Depository, or a successor Depository for such Global Note selected or approved by the Issuer, or to a nominee of such successor Depository.

(c)   With respect to Notes issued within the United States, unless otherwise specified in the applicable Indenture Supplement, or with respect to Notes issued outside the United States, if specified in the applicable Indenture Supplement:

(i)   If at any time the Depository for a Global Note notifies the Issuer that it is unwilling or unable to continue as Depository for such Global Note or if at any time the Depository for the Notes for such series, class or tranche ceases to be a clearing agency registered under the Securities Exchange Act, or other applicable statute or regulation, the Issuer will appoint a successor Depository with respect to such Global Note. If a successor Depository for such Global Note is not appointed by the Issuer within ninety (90) days after the Issuer receives such notice or becomes aware of such ineligibility, the Issuer will execute, and the Indenture Trustee or its agent, upon receipt of an Issuer Certificate requesting the authentication and delivery of individual Notes of such series, class or tranche in exchange for such Global Note, will authenticate and deliver, individual Notes of such series, class or tranche of like tenor and terms in an aggregate Stated Principal Amount equal to the Stated Principal Amount of the Global Note in exchange for such Global Note.

(ii)   The Issuer may at any time and in its sole discretion determine that the Notes of any series, class or tranche or portion thereof issued or issuable in the form of one or more Global Notes will no longer be represented by such Global Note or Notes. In such event the Issuer will execute, and the Indenture Trustee, upon receipt of an Issuer Request for the authentication and delivery of individual Notes of such series, class or tranche in exchange in whole or in part for such Global Note, will authenticate and deliver individual Notes of such series, class or tranche of like tenor and terms in definitive form in an aggregate Stated Principal Amount equal to the Stated Principal Amount of such Global Note or Notes representing such series, class or tranche or portion thereof in exchange for such Global Note or Notes.

(iii)   If specified by the Issuer pursuant to Sections 202 and 301 with respect to Notes issued or issuable in the form of a Global Note, the Depository for such Global Note may surrender such Global Note in exchange in whole or in part for individual Notes of such series, class or tranche of like tenor and terms in definitive form on such terms as are acceptable to the Issuer and such Depository. Thereupon the Issuer will execute, and the Indenture Trustee or its agent will authenticate and deliver, without service charge, (A) to each Person specified by such Depository a new Note or Notes of the same series, class or tranche of like tenor and terms and of any authorized denomination as requested by such Person in aggregate Stated Principal Amount equal to and in exchange for such Person's beneficial interest in the Global Note; and (B) to such Depository a new Global Note of like tenor and terms and in an authorized denomination equal to the difference, if any, between the Stated Principal Amount of the surrendered Global Note and the aggregate Stated Principal Amount of Notes delivered to the Holders thereof.

(iv)   If any Event of Default has occurred with respect to such Global Notes, and Holders of Notes evidencing not less than 50% of the unpaid Outstanding

Dollar Principal Amount of the Global Notes of that tranche advise the Indenture Trustee and the Depository that a Global Note is no longer in the best interest of the Noteholders, the Holders of Global Notes of that tranche may exchange such Notes for individual Notes.

(v)   In any exchange provided for in any of the preceding three paragraphs, the Issuer will execute and the Indenture Trustee or its agent will authenticate and deliver individual Notes in definitive registered form in authorized denominations. Upon the exchange of the entire Stated Principal Amount of a Global Note for individual Notes, such Global Note will be canceled by the Indenture Trustee or its agent. Except as provided in the preceding paragraphs, Notes issued in exchange for a Global Note pursuant to this Section 204 will be registered in such names and in such authorized denominations as the Depository for such Global Note, pursuant to instructions from its direct or indirect participants or otherwise, will instruct the Indenture Trustee or the Note Registrar. The Indenture Trustee or the Note Registrar will deliver such Notes to the Persons in whose names such Notes are so registered.

Section 205. Temporary Global Notes and Permanent Global Notes.

(a)   If specified in the applicable Indenture Supplement for any tranche, all or any portion of a Global Note may initially be issued in the form of a single temporary Global Bearer Note or Registered Note (the "Temporary Global Note"), without interest coupons, in the denomination of the entire aggregate principal amount of such tranche and substantially in the form set forth in the exhibit with respect thereto attached to the applicable Indenture Supplement. The Temporary Global Note will be authenticated by the Indenture Trustee upon the same conditions, in substantially the same manner and with the same effect as the Notes in definitive form. The Temporary Global Note may be exchanged as described below or in the applicable Indenture Supplement for permanent global Bearer Notes or Registered Notes (the "Permanent Global Notes").

(b)   Unless otherwise provided in the applicable Indenture Supplement, exchanges of beneficial interests in Temporary Global Notes for beneficial interests in Permanent Global Notes will be made as provided in this clause. The Beneficiary will, upon its determination of the date of completion of the distribution of the Notes of such tranche, so advise the Indenture Trustee, the Issuer, the Foreign Depository, and each foreign clearing agency forthwith. Without unnecessary delay, but in any event not prior to the Exchange Date, the Issuer will execute and deliver to the Indenture Trustee at its London office or its designated agent outside the United States Permanent Global Notes in bearer or registered form (as specified in the applicable Indenture Supplement) in an aggregate principal amount equal to the entire aggregate principal amount of such tranche. Bearer Notes so issued and delivered may have coupons attached. The Temporary Global Note may be exchanged for an equal aggregate principal amount of Permanent Global Notes only on or after the Exchange Date. A United States Person may exchange the portion of the Temporary Global Note beneficially owned by it only for an equal aggregate principal amount of Permanent Global Notes in registered form bearing the applicable legend set forth in the form of Registered Note attached to the applicable Indenture Supplement and having a minimum denomination of $500,000, which may be in

temporary form if the Issuer so elects. The Issuer may waive the $500,000 minimum denomination requirement if it so elects. Upon any demand for exchange for Permanent Global Notes in accordance with this clause, the Issuer will cause the Indenture Trustee to authenticate and deliver the Permanent Global Notes to the Holder (x) outside the United States, in the case of Bearer Notes and (y) according to the instructions of the Holder, in the case of Registered Notes, but in either case only upon presentation to the Indenture Trustee of a written statement substantially in the form of Exhibit D-1 (or such other form as the Issuer may determine) with respect to the Temporary Global Note, or portion thereof being exchanged, signed by a foreign clearing agency and dated on the Exchange Date or a subsequent date, to the effect that it has received in writing or by tested telex a certification substantially in the form of (i) in the case of beneficial ownership of the Temporary Global Note, or a portion thereof being exchanged, by a United States institutional investor pursuant to this clause, the certificate in the form of Exhibit D-2 (or such other form as the Issuer may determine) signed by the Beneficiary which sold the relevant Notes or (ii) in all other cases, the certificate in the form of Exhibit D-3 (or such other form as the Issuer may determine), the certificate referred to in this clause (ii) being dated on the earlier of the first payment of interest in respect of such Note and the date of the delivery of such Note in definitive form. Upon receipt of such certification, the Indenture Trustee will cause the Temporary Global Note to be endorsed in accordance with clause (d). Any exchange as provided in this Section 205 will be made free of charge to the Holders and the beneficial owners of the Temporary Global Note and to the beneficial owners of the Permanent Global Note issued in exchange, except that a person receiving the Permanent Global Note must bear the cost of insurance, postage, transportation and the like in the event that such Person does not receive such Permanent Global Note in person at the offices of a foreign clearing agency.

(c)   The delivery to the Indenture Trustee by a foreign clearing agency of any written statement referred to above may be relied upon by the Issuer and the Indenture Trustee as conclusive evidence that a corresponding certification or certifications has or have been delivered to such foreign clearing agency pursuant to the terms of this Indenture.

(d)   Upon any such exchange of all or a portion of the Temporary Global Note for a Permanent Global Note or Notes, such Temporary Global Note will be endorsed by or on behalf of the Indenture Trustee to reflect the reduction of its principal amount by an amount equal to the aggregate principal amount of such Permanent Global Note or Notes. Until so exchanged in full, such Temporary Global Note will in all respects be entitled to the same benefits under this Indenture as Permanent Global Notes authenticated and delivered hereunder except that the beneficial owners of such Temporary Global Note will not be entitled to receive payments of interests on the Notes until they have exchanged their beneficial interests in such Temporary Global Note for Permanent Global Notes.

Section 206. Beneficial Ownership of Global Notes. Until definitive Notes have been issued to the applicable Noteholders pursuant to Section 204 or as otherwise specified in any applicable Indenture Supplement:

(a)   the Issuer and the Indenture Trustee may deal with the applicable clearing agency and the clearing agency's participants for all purposes (including the making of distributions) as the authorized representatives of the respective Note Owners; and

(b)   the rights of the respective Note Owners will be exercised only through the applicable clearing agency and the clearing agency's participants and will be limited to those established by law and agreements between such Note Owners and the clearing agency and/or the clearing agency's participants. Pursuant to the operating rules of the applicable clearing agency, unless and until Notes in definitive form are issued pursuant to Section 204, the clearing agency will make book-entry transfers among the clearing agency's participants and receive and transmit distributions of principal and interest on the related Notes to such clearing agency's participants.

For purposes of any provision of this Indenture requiring or permitting actions with the consent of, or at the direction of, Noteholders evidencing a specified percentage of the aggregate unpaid principal amount of Outstanding Notes, such direction or consent may be given by Note Owners (acting through the clearing agency and the clearing agency's participants) owning interests in Notes evidencing the requisite percentage of principal amount of Notes.

Section 207.   Notices to Depository. Whenever any notice or other communication is required to be given to Noteholders with respect to which book-entry Notes have been issued, unless and until Notes in definitive form will have been issued to the related Note Owners, the Indenture Trustee will give all such notices and communications to the applicable Depository.

[END OF ARTICLE II]

THE NOTES

Section 301. General Title; General Limitations; Issuable in Series; Terms of a Series, Class or Tranche.

(a)   The aggregate Stated Principal Amount of Notes which may be authenticated and delivered and Outstanding under this Indenture is not limited.

(b)   The Notes may be issued in one or more series, classes or tranches up to an aggregate Stated Principal Amount of Notes as from time to time may be authorized by the Issuer. All Notes of each series, class or tranche under this Indenture will in all respects be equally and ratably entitled to the benefits hereof with respect to such series, class or tranche without preference, priority or distinction on account of the actual time of the authentication and delivery or Expected Principal Payment Date or Legal Maturity Date of the Notes of such series, class or tranche, except as specified in the applicable Indenture Supplement for such series, class or tranche.

(c)   Each Note issued must be part of a series, class and tranche of Notes for purposes of allocations pursuant to Article V. A series of Notes is created pursuant to an Indenture Supplement. A class or tranche of Notes is created pursuant to an Indenture Supplement or pursuant to an Issuer Certificate or terms document, each related to the Indenture Supplement for the applicable series.

(d)   Each series of Notes may be assigned to a group or groups of Notes for purposes of allocations pursuant to Article V. The related Indenture Supplement will identify the group or groups, if any, to which a series of Notes has been assigned and the manner and extent to which series in the same group will share amounts.

(e)   Each series of Notes may, but need not be, subdivided into multiple classes. Notes belonging to a class in any series may be entitled to specified payment priorities over other classes of Notes in that series.

(f)   Notes of a series that belong to different classes in that series belong to different tranches on the basis of the difference in class membership.

(g)   Each class of Notes may consist of a single tranche or may be subdivided into multiple tranches. Notes of a single class of a series will belong to different tranches if they have different terms and conditions. With respect to any class of Notes, Notes which have identical terms, conditions and tranche designation will be deemed to be part of a single tranche.

(h)   There shall also be established in or pursuant to an Indenture Supplement or pursuant to an Issuer Certificate or terms document related to the applicable Indenture Supplement before the initial issuance of Notes of each such series, class or tranche, provision for:

(i)   the series designation;

(ii)   the Stated Principal Amount of the Notes;

(iii)   whether such series belongs to any group or groups;

(iv)   whether such Notes are of a particular class of Notes or a tranche of any such class;

(v)   the Required Subordinated Amount (if any) for such class or tranche of Notes;

(vi)   the currency or currencies in which such Notes will be denominated and in which payments of principal of, and interest on, such Notes will or may be payable;

(vii)   if the principal of or interest, if any, on such Notes are to be payable, at the election of the Issuer or a Holder thereof, in a currency or currencies other than that in which the Notes are stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made;

(viii)   if the amount of payments of principal of or interest, if any, on such Notes may be determined with reference to an index based on (A) a currency or currencies other than that in which the Notes are stated to be payable, (B) changes in the prices of one or more other securities or groups or indexes of securities or (C) changes in the prices of one or more commodities or groups or indexes of commodities, or any combination of the foregoing, the manner in which such amounts will be determined;

(ix)   the price or prices at which the Notes will be issued;

(x)   the times at which such Notes may, pursuant to any optional or mandatory redemption provisions, be redeemed, and the other terms and provisions of any such redemption provisions;

(xi)   the rate per annum at which such Notes will bear interest, if any, or the formula or index on which such rate will be determined, including all relevant definitions, and the date from which interest will accrue;

(xii)   each Interest Payment Date, Expected Principal Payment Date and Legal Maturity Date for such Notes;

(xiii)   the Initial Dollar Principal Amount of such Notes, and the means for calculating the Outstanding Dollar Principal Amount of such Notes;

(xiv)   whether or not application will be made to list such Notes on any securities exchange;

(xv)   any Events of Default or Early Redemption Events with respect to such Notes, if not set forth herein and any additions, deletions or other changes to the Events of Default or Early Redemption Events set forth herein that will be applicable to such Notes (including a provision making any Event of Default or Early Redemption Event set forth herein inapplicable to the Notes of that series, class or tranche);

(xvi)   the appointment by the Indenture Trustee of an Authenticating Agent in one or more places other than the location of the office of the Indenture Trustee with power to act on behalf of the Indenture Trustee and subject to its direction in the authentication and delivery of such Notes in connection with such transactions as will be specified in the provisions of this Indenture or in or pursuant to the applicable Indenture Supplement creating such series, class or tranche;

(xvii)   if such Notes will be issued in whole or in part in the form of a Global Note or Global Notes, the terms and conditions, if any, upon which such Global Note or Global Notes may be exchanged in whole or in part for other individual Notes; and the Depository for such Global Note or Global Notes (if other than the Depository specified in Section 101);

(xviii)   the subordination of such Notes to any other indebtedness of the Issuer, including without limitation, the Notes of any other series, class or tranche;

(xix)   if such Notes are to have the benefit of any Derivative Agreement, the terms and provisions of such agreement;

(xx)   the Record Date for any Payment Date of such Notes, if different from the last day of the month before the related Payment Date;

(xxi)   the controlled accumulation amount, if any, the controlled amortization amount, if any, or other principal amortization amount, if any, scheduled for such Notes; and

(xxii)   any other terms of such Notes which will not be inconsistent with the provisions of this Indenture;

all upon such terms as may be determined in or pursuant to an Indenture Supplement with respect to such series, class or tranche.

(i)   The form of the Notes of each series, class or tranche will be established pursuant to the provisions of this Indenture and the related Indenture Supplement creating such

series, class or tranche. The Notes of each series, class or tranche will be distinguished from the Notes of each other series, class or tranche in such manner, reasonably satisfactory to the Indenture Trustee, as the Issuer may determine.

(j)   Unless otherwise provided with respect to Notes of a particular series, class or tranche, the Notes of any particular series, class or tranche will be issued in registered form, without coupons.

(k)   Any terms or provisions in respect of the Notes of any series, class or tranche issued under this Indenture may be determined pursuant to this Section 301 by providing in the applicable Indenture Supplement for the method by which such terms or provisions will be determined.

(l)   The Notes of each series, class or tranche may have such Expected Principal Payment Date or Dates or Legal Maturity Date or Dates, be issuable at such premium over or discount from their face value, bear interest at such rate or rates (which may be fixed or floating), from such date or dates, payable in such installments and on such dates and at such place or places to the Holders of Notes registered as such on such Record Dates, or may bear no interest, and have such terms, all as will be provided for in or pursuant to the applicable Indenture Supplement.

Section 302.   Denominations. The Notes of each tranche will be issuable in such denominations and currency as will be provided in the provisions of this Indenture or in or pursuant to the applicable Indenture Supplement. In the absence of any such provisions with respect to the Registered Notes of any tranche, the Registered Notes of that tranche will be issued in denominations of $1,000 and multiples thereof. In the absence of any such provisions with respect to the Bearer Notes of any tranche, the Bearer Notes of that tranche will be issued in denominations of 1,000, 5,000, 50,000 and 100,000 units of the applicable currency.

Section 303.   Execution, Authentication and Delivery and Dating.

(a)   The Notes will be executed on behalf of the Issuer by an Issuer Authorized Officer. The signature of any officer of the Beneficiary or the Owner Trustee on the Notes may be manual or facsimile.

(b)   Notes bearing the manual or facsimile signatures of individuals who were at any time an Issuer Authorized Officer will bind the Issuer, notwithstanding that such individuals or any of them have ceased to hold such offices before the authentication and delivery of such Notes or did not hold such offices at the date of issuance of such Notes.

(c)   At any time and from time to time after the execution and delivery of this Indenture, the Issuer may deliver Notes executed by the Issuer to the Indenture Trustee for authentication; and the Indenture Trustee will, upon request by an Officer's Certificate, authenticate and deliver such Notes as in this Indenture provided and not otherwise.

(d)   Before any such authentication and delivery, the Indenture Trustee will be entitled to receive, in addition to any Officer's Certificate and Opinion of Counsel required to be furnished to the Indenture Trustee pursuant to Section 102, the Issuer Certificate and any other opinion or certificate relating to the issuance of the tranche of Notes required to be furnished pursuant to Section 202 or Section 310.

(e)   The Indenture Trustee will not be required to authenticate such Notes if the issue thereof will adversely affect the Indenture Trustee's own rights, duties or immunities under the Notes and this Indenture.

(f)   Unless otherwise provided in the form of Note for any tranche, all Notes will be dated the date of their authentication.

(g)   No Note will be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for herein executed by the Indenture Trustee by manual signature of an authorized signatory, and such certificate upon any Note will be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder.

Section 304.   Temporary Notes.

(a)   Pending the preparation of definitive Notes of any tranche, the Issuer may execute, and, upon receipt of the documents required by Section 303, together with an Officer's Certificate, the Indenture Trustee will authenticate and deliver, temporary Notes which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Notes in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the Issuer may determine, as evidenced by the Issuer's execution of such Notes.

(b)   If temporary Notes of any tranche are issued, the Issuer will cause definitive Notes of such tranche to be prepared without unreasonable delay. After the preparation of definitive Notes, the temporary Notes of such tranche will be exchangeable for definitive Notes of such tranche upon surrender of the temporary Notes of such tranche at the office or agency of the Issuer in a Place of Payment, without charge to the Holder; and upon surrender for cancellation of any one or more temporary Notes the Issuer will execute and the Indenture Trustee will authenticate and deliver in exchange therefor a like Stated Principal Amount of definitive Notes of such tranche of authorized denominations and of like tenor and terms. Until so exchanged the temporary Notes of such tranche will in all respects be entitled to the same benefits under this Indenture as definitive Notes of such tranche.

Section 305.   Registration, Transfer and Exchange.

(a)   The Issuer will keep or cause to be kept a register (herein sometimes referred to as the "Note Register") in which, subject to such reasonable regulations as it may prescribe, the Issuer will provide for the registration of Registered Notes, or of Registered Notes

of a particular tranche, and for transfers of Registered Notes or of Registered Notes of such tranche. Any such register will be in written form or in any other form capable of being converted into written form within a reasonable time. At all reasonable times the information contained in such register or registers will be available for inspection by the Indenture Trustee at the office or agency to be maintained by the Issuer as provided in Section 1102.

(b)   Subject to Section 204, upon surrender for transfer of any Registered Note of any tranche at the office or agency of the Issuer in a Place of Payment, if the requirements of Section 8-401(a) of the UCC are met, the Issuer will execute, and, upon receipt of such surrendered note, the Indenture Trustee will authenticate and deliver, in the name of the designated transferee or transferees, one or more new Registered Notes of such tranche of any authorized denominations, of a like aggregate Stated Principal Amount, Expected Principal Payment Date and Legal Maturity Date and of like terms.

(c)   Subject to Section 204, at the option of the Holder, Notes of any tranche may be exchanged for other Notes of such tranche of any authorized denominations, of a like aggregate Stated Principal Amount, Expected Principal Payment Date and Legal Maturity Date and of like terms, upon surrender of the Notes to be exchanged at such office or agency. Registered Notes, including Registered Notes received in exchange for Bearer Notes, may not be exchanged for Bearer Notes. At the option of the Holder of a Bearer Note, subject to applicable laws and regulations, Bearer Notes may be exchanged for other Bearer Notes or Registered Notes (of the same class and tranche) of authorized denominations of like aggregate fractional undivided interests in the Noteholders' interest, upon surrender of the Bearer Notes to be exchanged at an office or agency of the Note Registrar located outside the United States. Each Bearer Note surrendered pursuant to this Section 305 will have attached thereto all unmatured coupons; provided, however, that any Bearer Note, so surrendered after the close of business on the last day of the month preceding the relevant Payment Date need not have attached the coupon relating to such Payment Date. Whenever any Notes are so surrendered for exchange, the Issuer will execute, and the Trustee will authenticate and deliver (in the case of Bearer Notes, outside the United Sates), the Notes which the Noteholders making the exchange are entitled to receive.

(d)   All Notes issued upon any transfer or exchange of Notes will be the valid and legally binding obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Notes surrendered upon such transfer or exchange.

(e)   Every Note presented or surrendered for transfer or exchange will (if so required by the Issuer or the Indenture Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Issuer and the Note Registrar duly executed, by the Holder thereof or his attorney duly authorized in writing.

(f)   Unless otherwise provided in the Note to be transferred or exchanged, no service charge will be made on any Noteholder for any transfer or exchange of Notes, but the Issuer may (unless otherwise provided in such Note) require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any transfer or exchange of Notes, other than exchanges pursuant to Section 304 or 1006 not involving any transfer.

(g) None of the Issuer, the Indenture Trustee, any agent of the Indenture Trustee, any Paying Agent or the Note Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

(h) The Issuer initially appoints The Bank of New York Mellon to act as Note Registrar for the Registered Notes on its behalf. The Issuer may at any time and from time to time authorize any Person to act as Note Registrar in place of the Indenture Trustee with respect to any tranche of Notes issued under this Indenture.

(i) Registration of transfer of Notes containing the following legend or to which the following legend is applicable:

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NEITHER THIS NOTE NOR ANY PORTION HEREOF MAY BE OFFERED OR SOLD EXCEPT IN COMPLIANCE WITH THE REGISTRATION PROVISIONS OF THE SECURITIES ACT AND ANY APPLICABLE PROVISIONS OF ANY STATE BLUE SKY OR SECURITIES LAWS OR PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION PROVISIONS. THE TRANSFER OF THIS NOTE IS SUBJECT TO CERTAIN CONDITIONS SET FORTH IN THE INDENTURE REFERRED TO HEREIN."

will be effected only if such transfer is made pursuant to an effective registration statement under the Securities Act, or is exempt from the registration requirements under the Securities Act. In the event that registration of a transfer is to be made in reliance upon an exemption from the registration requirements under the Securities Act other than Rule 144A under the Securities Act or Rule 903 or Rule 904 of Regulation S under the Securities Act, the transferor or the transferee will deliver, at its expense, to the Issuer and the Indenture Trustee, an investment letter from the transferee, substantially in the form of the investment letter attached hereto as Exhibit C or such other form as the Issuer may determine, and no registration of transfer will be made until such letter is so delivered.

Notes issued upon registration or transfer of, or Notes issued in exchange for, Notes bearing the legend referred to above will also bear such legend unless the Issuer, the Trustee and the Note Registrar receive an Opinion of Counsel, satisfactory to each of them, to the effect that such legend may be removed.

Whenever a Note containing the legend referred to above is presented to the Note Registrar for registration of transfer, the Note Registrar will promptly seek instructions from the Issuer regarding such transfer and will be entitled to receive an Issuer Certificate prior to registering any such transfer. The Issuer hereby agrees to indemnify the Note Registrar and the Indenture Trustee and to hold each of them harmless against any loss, liability or expense incurred without negligence or bad faith on their part arising out of or in connection with actions taken or omitted by them in relation to any such instructions furnished pursuant to this clause.

Section 306. <u>Mutilated, Destroyed, Lost and Stolen Notes</u>.

(a) If (i) any mutilated Note (together, in the case of Bearer Notes, with all unmatured coupons, if any, appertaining thereto) is surrendered to the Indenture Trustee, or the Issuer and the Indenture Trustee receive evidence to their satisfaction of the destruction, loss or theft of any Note, and (ii) there is delivered to the Issuer and the Indenture Trustee such security or indemnity as may be required by them to save each of them harmless, then, in the absence of notice to the Issuer or the Indenture Trustee that such Note has been acquired by a protected purchaser, the Issuer will execute and upon its request the Indenture Trustee will authenticate and deliver (in the case of Bearer Notes, outside the United States), in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Note, a new Note of like tenor, series, class or tranche, Expected Principal Payment Date, Legal Maturity Date and Stated Principal Amount, bearing a number not contemporaneously Outstanding.

(b) In case any such mutilated, destroyed, lost or stolen Note has become or is about to become due and payable, the Issuer in its discretion may, instead of issuing a new Note, pay such Note.

(c) Upon the issuance of any new Note under this <u>Section 306</u>, the Issuer may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Indenture Trustee) connected therewith.

(d) Every new Note issued pursuant to this <u>Section 306</u> in lieu of any destroyed, lost or stolen Note will constitute an original additional contractual obligation of the Issuer, whether or not the destroyed, lost or stolen Note will be at any time enforceable by anyone, and will be entitled to all the benefits of this Indenture equally and proportionately with any and all other Notes of the same series, class or tranche duly issued hereunder.

(e) The provisions of this <u>Section 306</u> are exclusive and will preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes.

Section 307. <u>Payment of Interest; Interest Rights Preserved</u>.

(a) Unless otherwise provided with respect to such Note pursuant to <u>Section 301</u>, interest payable on any Registered Note will be paid to the Person in whose name that Note (or one or more Predecessor Notes) is registered at the close of business on the most recent Record Date and interest payable on any Bearer Note will be paid to the bearer of that Note (or the applicable coupon).

(b) Subject to clause (a), each Note delivered under this Indenture upon transfer of or in exchange for or in lieu of any other Note will carry the rights to interest accrued or principal accreted and unpaid, and to accrue or accrete, which were carried by such other Note.

Section 308. Persons Deemed Owners. The Issuer, the Indenture Trustee, the Owner Trustee, the Beneficiary and any agent of the Issuer, the Indenture Trustee, the Owner Trustee, or the Beneficiary may treat the Person who is proved to be the owner of such Note pursuant to Section 104(c) as the owner of such Note for the purpose of receiving payment of principal of and (subject to Section 307) interest on such Note and for all other purposes whatsoever, whether or not such Note be overdue, and neither the Issuer, the Indenture Trustee, the Owner Trustee, nor any agent of the Issuer, the Indenture Trustee, the Owner Trustee, or the Beneficiary will be affected by notice to the contrary.

Section 309. Cancellation. All Notes surrendered for payment, redemption, transfer, conversion or exchange will, if surrendered to any Person other than the Indenture Trustee, be delivered to the Indenture Trustee and, if not already canceled, will be promptly canceled by it. The Issuer may at any time deliver to the Indenture Trustee for cancellation any Notes previously authenticated and delivered hereunder which the Issuer may have acquired in any manner whatsoever, and all Notes so delivered will be promptly canceled by the Indenture Trustee. No Note will be authenticated in lieu of or in exchange for any Notes canceled as provided in this Section 309, except as expressly permitted by this Indenture. The Indenture Trustee will dispose of all canceled Notes in accordance with its customary procedures and will deliver a certificate of such disposition to the Issuer.

Section 310. New Issuances of Notes.

(a)   The Issuer may issue new Notes of any series, class or tranche, so long as the following conditions precedent are satisfied:

(i) on or before the third Business Day before the date that the new issuance is to occur, the Issuer gives the Indenture Trustee and the Note Rating Agencies written notice of the issuance;

(ii) on or prior to the date that the new issuance is to occur, the Issuer delivers to the Indenture Trustee and each Note Rating Agency an Issuer Certificate to the effect that:

(A) the Issuer reasonably believes that the new issuance will not at the time of its occurrence or at a future date cause an Adverse Effect on any Outstanding Notes;

(B) all instruments furnished to the Indenture Trustee conform to the requirements of this Indenture and constitute sufficient authority hereunder for the Indenture Trustee to authenticate and deliver such Notes;

(C) the form and terms of such Notes have been established in conformity with the provisions of this Indenture; and

(D) such other matters as the Indenture Trustee may reasonably request;

(iii) on or before the date that the new issuance is to occur, the Issuer will have delivered to the Indenture Trustee and the Note Rating Agencies an Opinion of Counsel, which may be from internal counsel of the Issuer, that all laws and requirements with respect to the execution and delivery by the Issuer of such Notes have been complied with, the Issuer has the trust power and authority to issue such Notes and such Notes have been duly authorized and delivered by the Issuer and, assuming due authentication and delivery by the Indenture Trustee, constitute legal, valid and binding obligations of the Issuer enforceable in accordance with their terms (subject, as to enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium or other laws and legal principles affecting creditors' rights generally from time to time in effect and to general equitable principles, whether applied in an action at law or in equity) and entitled to the benefits of this Indenture, equally and ratably with all other Notes, if any, of such series, class or tranche Outstanding, subject to the terms of this Indenture and each Indenture Supplement;

(iv) on or before the date that the new issuance is to occur, the Issuer will have delivered to the Indenture Trustee and the Note Rating Agencies a Master Trust Tax Opinion and an Issuer Tax Opinion with respect to such issuance;

(v) on or before the date that the new issuance is to occur, the Issuer will have delivered to the Trustee an Indenture Supplement and, if applicable, the Issuer Certificate or terms document relating to the applicable series, class and tranche of Notes;

(vi) no Pay Out Event as defined in the Pooling and Servicing Agreement or Series 2001-D Pay Out Event as defined in the Series 2001-D Supplement will have occurred and be continuing as of the date of the new issuance;

(vii) in the case of foreign currency Notes, the Issuer will have appointed one or more Paying Agents in the appropriate countries;

(viii) the Note Rating Agencies have provided written confirmation that such issuance will not have a Ratings Effect;

(ix) the conditions specified herein or in Section 311 are satisfied; and

(x) any other conditions specified herein in the applicable Indenture Supplement;

provided, however, that any one of the aforementioned conditions (other than clauses (iv) and (v)) may be eliminated or modified as a condition precedent to any new issuance of a series, class or tranche of Notes if the Issuer has obtained written confirmation from each Note Rating Agency that there will be no Ratings Effect with respect to any Outstanding Notes as a result of a new issuance of Notes.

(b)   The Issuer and the Indenture Trustee will not be required to obtain the consent of any Noteholder of any Outstanding series, class or tranche to issue any additional Notes of any series, class or tranche.

(c)   There are no restrictions on the timing or amount of any additional issuance of Notes of an Outstanding tranche of a multiple issuance series, so long as the conditions described in paragraph (a) are met. As of the date of any additional issuance of Notes of an Outstanding tranche of Notes, the Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount of that tranche will be increased to reflect the principal amount of the additional Notes. If the additional Notes are a tranche of Notes that has the benefit of a Derivative Agreement, the Issuer will enter into a Derivative Agreement for the benefit of the additional Notes. The targeted deposits, if any, to the principal funding sub-account will be increased proportionately to reflect the principal amount of the additional Notes.

When issued, the additional Notes of a tranche will be identical in all respects to the other Outstanding Notes of that tranche and will be equally and ratably entitled to the benefits of the Indenture and the related Indenture Supplement as the other Outstanding Notes of that tranche without preference, priority or distinction. In addition, the Issuer agrees to provide notice of new issuances of series, classes or tranches of Notes as may be required by and in accordance with Item 1121(a)(14) of Regulation AB.

Section 311.   Specification of Required Subordinated Amount and other Terms with Respect to each Tranche.

(a)   The applicable Indenture Supplement for each tranche of Notes will specify a Required Subordinated Amount of each subordinated class of Notes, if any.

(b)   The Issuer may change the Required Subordinated Amount for any tranche of Notes at any time without the consent of any Noteholders so long as the Issuer has (i) received confirmation from the Note Rating Agencies that have rated any Outstanding Notes of that series that the change in the Required Subordinated Amount will not result in a Ratings Effect with respect to any Outstanding Notes in that series and (ii) delivered to the Trustee and the Note Rating Agencies a Master Trust Tax Opinion and an Issuer Tax Opinion.

Section 312.   Reallocation Groups. Available Funds and other specified amounts allocated to each series in a Reallocation Group shall be reallocated to cover interest and expenses related to each series in such Reallocation Group as specified in each related Indenture Supplement. The reallocation provisions of the Indenture Supplement for each series in the same Reallocation Group are required to be identical in all material respects.

Section 313.   Excess Available Funds Sharing Groups. The Issuer shall reallocate and redistribute certain excess Available Funds to cover Series Available Funds Shortfalls incurred by Excess Available Funds Sharing Series in a particular Excess Available Funds Sharing Group as specified in the related Indenture Supplements; provided, however, that the Beneficiary may, at any time, direct the Indenture Trustee to, and the Indenture Trustee will, discontinue the sharing of excess Available Funds among series. Following the delivery by the

Beneficiary of such an Officer's Certificate to the Indenture Trustee there will not be any further sharing of excess Available Funds among series.

[END OF ARTICLE III]

ARTICLE IV

ACCOUNTS AND INVESTMENTS

Section 401. Collections. Except as otherwise expressly provided herein, the Indenture Trustee may demand payment or delivery of, and will receive and collect, directly and without intervention or assistance from any fiscal agent or other intermediary, all money and other property payable to or receivable by the Indenture Trustee pursuant to this Indenture including, without limitation, all funds and other property payable to the Indenture Trustee in connection with the Collateral (collectively, the "Collections"). The Indenture Trustee will hold all such money and property received by it as part of the Collateral and will apply it as provided in this Indenture.

Section 402. Accounts.

(a)   Accounts; Deposits to and Distributions from Accounts. On or before the Effective Date, the Issuer will cause to be established and maintained with a Qualified Institution (other than BANA or the Transferor) that is acting as a securities intermediary one or more Qualified Accounts (collectively, the "Collection Account") in the name of the Indenture Trustee, bearing a designation clearly indicating that the funds and other property credited thereto are held for the benefit of the Indenture Trustee, the Noteholders and any applicable Derivative Counterparty. All collections received from the Master Trust pursuant to Section 5.01 of the Pooling and Servicing Agreement as supplemented by the Series 2001-D Supplement shall be credited to the Collection Account. From time to time in connection with the issuance of a series, class or tranche of Notes, the Indenture Trustee may establish with a Qualified Institution (other than BANA or the Transferor) that is acting as a securities intermediary one or more Qualified Accounts denominated as "Supplemental Accounts" in the name of the Indenture Trustee. The Collection Account shall be under the exclusive control of the Indenture Trustee for the benefit of the Indenture Trustee, the Noteholders and any applicable Derivative Counterparty. If, at any time, the institution holding the Collection Account ceases to be a Qualified Institution, the Issuer will within ten (10) Business Days (or such longer period, not to exceed thirty (30) calendar days, as to which each Note Rating Agency may consent in writing) establish with a Qualified Institution (other than BANA or the Transferor) that is acting as a securities intermediary a new Collection Account that is a Qualified Account and shall transfer any funds or other property to such new Collection Account. From the date such new Collection Account is established, it will be the "Collection Account." Supplemental Accounts will be created as specified in the applicable Indenture Supplement. Any Supplemental Account will receive amounts as set forth in the applicable Indenture Supplement.

(b)   All payments to be made from time to time by or on behalf of the Indenture Trustee to Noteholders out of funds in the Accounts pursuant to this Indenture will be made by or on behalf of the Indenture Trustee to the Paying Agent not later than 12:00 noon on the applicable Payment Date or earlier, if necessary, or as otherwise provided in Article V or the

applicable Indenture Supplement but only to the extent of available funds in the applicable Supplemental Account or sub-account.

Section 403.   Investment of Funds in the Accounts.

(a)   Funds credited to the Accounts will be invested and reinvested by the Indenture Trustee at the written direction of the Issuer in one or more Permitted Investments. The Issuer may authorize the Indenture Trustee to make specific investments pursuant to written instructions, in such amounts as the Issuer will specify. Notwithstanding the foregoing, funds held by the Indenture Trustee in any of the Accounts will be invested in Permitted Investments that will mature in each case no later than the date on which such funds in the Accounts are scheduled to be transferred or distributed by the Indenture Trustee pursuant to this Indenture (or as necessary to provide for timely payment of principal or interest on the applicable Principal Payment Date or Interest Payment Date).

(b)   All funds credited from time to time to the Accounts pursuant to this Indenture and all investments made with such funds will be held by the Indenture Trustee in the Accounts as part of the Collateral as herein provided, subject to withdrawal by the Indenture Trustee for the purposes set forth herein.

(c)   Funds and other property in any of the Accounts will not be commingled with any other funds or property of the Issuer or the Indenture Trustee. The Indenture Trustee shall:

(i) credit each Permitted Investment that is a security entitlement to the applicable Account under a control agreement that (A) is executed by the Indenture Trustee, the Issuer, and the securities intermediary maintaining the Account and (B) provides that (I) the Account is an account to which financial assets may be credited, (II) the Indenture Trustee is entitled to exercise the rights that comprise all financial assets credited to the Account, (III) each item of property credited to the Account will be treated as a financial asset, (IV) the securities intermediary must comply with entitlement orders originated by the Indenture Trustee without further consent by the Issuer, the Transferor, the Servicer, or any other Person, (V) the securities intermediary's jurisdiction of the securities intermediary is the State of New York for purposes of the Uniform Commercial Code enacted in any jurisdiction, and (VI) the Account is not subject to any security interest, lien, encumbrance, or right of setoff in favor of the securities intermediary or any other Person claiming through the securities intermediary, other than the Indenture Trustee;

(ii) maintain exclusive control or possession of each other Permitted Investment not described in clause (i) above (other than those described in clause (c) of the definition thereof) in the State of New York separate and apart from all other property held by the Indenture Trustee; and

(iii) cause each Permitted Investment described in clause (c) of the definition thereof to be registered in the name of the Indenture Trustee by the issuer thereof;

provided, that, other than following an Event of Default and acceleration pursuant to Section 702, no Permitted Investment shall be disposed of prior to its maturity.

Notwithstanding any other provision of this Indenture, the Indenture Trustee shall not hold any Permitted Investment through an agent or nominee except as expressly permitted by this Section 403(c). Each term used in this Section 403(c) and defined in the New York UCC shall have the meaning set forth in the New York UCC.

(d) On each Transfer Date, all interest and earnings (net of losses and investment expenses) accrued since the preceding Transfer Date on funds credited to the Collection Account will be treated as Available Funds and applied pursuant to Section 501 for such Transfer Date. Unless otherwise stated in the related Indenture Supplement, for purposes of determining the availability of funds or the balance in the Accounts for any reason under this Indenture or any Indenture Supplement, investment earnings on such funds shall be deemed not to be available.

Subject to Section 801(c), the Indenture Trustee will not in any way be held liable by reason of any insufficiency in such Accounts resulting from any loss on any Permitted Investment included therein except for losses attributable to the Indenture Trustee's failure to make payments on such Permitted Investments issued by the Indenture Trustee, in its commercial capacity, in accordance with their terms.

(e) Funds credited to the Accounts will be invested and reinvested by the Indenture Trustee to the fullest extent practicable, in such manner as the Indenture Trustee will from time to time determine, but only in one or more Permitted Investments, upon the occurrence of any of the following events:

(i) the Issuer will have failed to give investment directions to the Indenture Trustee; or

(ii) an Event of Default will have occurred and is continuing but no Notes have been declared due and payable pursuant to Section 702.

[END OF ARTICLE IV]

ARTICLE V

ALLOCATIONS, DEPOSITS AND PAYMENTS

Section 501. Allocations of Available Funds. With respect to each Monthly Period, the Indenture Trustee based on the Payment Instruction for such Monthly Period will allocate to each series of Notes its portion of Available Funds in an amount equal to the sum of (i) the sum of the Daily Available Funds Amounts for each day during such Monthly Period for such series of Notes, (ii) such series' *pro rata* portion of Finance Charge Account Investment Proceeds allocated to Series 2001-D pursuant to Section 5(b) of the Series 2001-D Supplement with respect to the related Transfer Date based on the aggregate amount on deposit in the Finance Charge Account with respect to such series of Notes to the aggregate amount on deposit in the Finance Charge Account with respect to all series of Notes and (iii) such series' *pro rata* portion of Principal Account Investment Proceeds allocated to Series 2001-D pursuant to Section 5(b) of the Series 2001-D Supplement with respect to the related Transfer Date based on the aggregate amount on deposit in the Principal Account with respect to such series of Notes to the aggregate amount on deposit in the Principal Account with respect to all series of Notes for application in accordance with the related Indenture Supplement.

Section 502. Allocations of Available Principal Amounts. With respect to each Monthly Period, the Indenture Trustee based on the Payment Instruction for such Monthly Period will allocate all Available Principal Amounts to each series of Notes with a Monthly Principal Payment for such Monthly Period in an amount equal to its Monthly Principal Payment; provided, however, that in the event that Available Principal Amounts for any Monthly Period are less than the aggregate Monthly Principal Payments for all series of Notes, Available Principal Amounts will be allocated to each series of Notes with a Monthly Principal Payment for such Monthly Period in an amount equal to the lesser of (a) the sum of the Daily Principal Amounts for each day during such Monthly Period for such series of Notes and (b) the Monthly Principal Payment for such series of Notes for such Monthly Period for application in accordance with the related Indenture Supplement; provided further, however, that any excess Available Principal Amounts identified in the application of clause (a) of the preceding proviso, or in the application of this proviso, will be allocated to each series of Notes which has not been allocated sufficient Available Principal Amounts to cover its full Monthly Principal Payment up to the amount of such insufficiency *pro rata* (based on the ratio of the Weighted Average Principal Allocation Amount for such series of Notes for such Monthly Period to the Weighted Average Principal Allocation Amount for all series of Notes with an unpaid Monthly Principal Payment for such Monthly Period) for application in accordance with the related Indenture Supplement.

Section 503. Final Payment. Each tranche of Notes will be considered to be paid in full, the Holders of such tranche of Notes will have no further right or claim, and the Issuer will have no further obligation or liability with respect to such tranche of Notes, on the earliest to occur of:

(a)   the date of the payment in full of the Stated Principal Amount of and all accrued interest on that tranche of Notes;

(b)   the date on which the Outstanding Dollar Principal Amount of such Notes, after giving effect to all deposits, allocations, reallocations, sales of Receivables and payments to be made on such date, is reduced to zero, and all accrued interest on such Notes is paid in full; or

(c)   on the Legal Maturity Date of such Notes, after giving effect to all deposits, allocations, reallocations, sales of Receivables and payments to be made on such date.

Section 504. Payments within a Series, Class or Tranche. All payments of principal, interest or other amounts to Holders of the Notes of a series, class or tranche will be made in accordance with the related Indenture Supplement.

Section 505. Allocations of Collections of Finance Charge Receivables Allocable to the Segregated Transferor Interest. With respect to each Monthly Period, the Indenture Trustee based on the Payment Instruction for such Monthly Period will allocate to each series of Notes for application in accordance with the related Indenture Supplement, the aggregate amount paid to the Issuer with respect to each such series of Notes pursuant to Section 4.09 of the Series 2001-D Supplement.

[END OF ARTICLE V]

ARTICLE VI

SATISFACTION AND DISCHARGE;
CANCELLATION OF NOTES HELD BY THE ISSUER

Section 601. <u>Satisfaction and Discharge of Indenture</u>. This Indenture will cease to be of further effect with respect to any series, class or tranche of Notes (except as to any surviving rights of transfer or exchange of Notes of that series, class or tranche expressly provided for herein or in the form of Note for that series, class or tranche), and the Indenture Trustee, on demand of and at the expense of the Issuer, will execute proper instruments acknowledging satisfaction and discharge of this Indenture as to that series, class or tranche, when:

(a)   all Notes of that series, class or tranche theretofore authenticated and delivered (other than (A) Notes of that series, class or tranche which have been destroyed, lost or stolen and which have been replaced or paid as provided in <u>Section 306</u>, and (B) Notes of that series, class or tranche for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from that trust, as provided in <u>Section 1103</u>) have been delivered to the Indenture Trustee canceled or for cancellation;

(b)   the Issuer has paid or caused to be paid all other sums payable hereunder (including payments to the Indenture Trustee pursuant to <u>Section 807</u>) by the Issuer with respect to the Notes of that series, class or tranche; and

(c)   the Issuer has delivered to the Indenture Trustee an Officer's Certificate and an Opinion of Counsel each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture with respect to the Notes of that series, class or tranche have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture with respect to any series, class or tranche of Notes, the obligations of the Issuer to the Indenture Trustee with respect to that series, class or tranche under <u>Section 807</u> and the obligations of the Indenture Trustee under <u>Sections 602</u> and <u>1103</u> will survive such satisfaction and discharge.

Section 602. <u>Application of Trust Money</u>. All money and obligations deposited with the Indenture Trustee pursuant to <u>Section 601</u> or <u>Section 603</u> and all money received by the Indenture Trustee in respect of such obligations will be held in trust and applied by it, in accordance with the provisions of the series, class or tranche of Notes in respect of which it was deposited and this Indenture, to the payment, either directly or through any Paying Agent (including the Issuer acting as its own Paying Agent) as the Indenture Trustee may determine, to the Persons entitled thereto, of the principal and interest for whose payment that money and obligations have been deposited with or received by the Indenture Trustee; but that money and

obligations need not be segregated from other funds held by the Indenture Trustee except to the extent required by law.

Section 603. Cancellation of Notes Held by the Issuer. If the Issuer holds any Notes, the Issuer may by notice from the Issuer to the Indenture Trustee cause that Note to be canceled, whereupon (a) the Note will no longer be Outstanding, and (b) the Issuer will cause the Investor Interest of the Collateral Certificate to be reduced by an amount equal to the Nominal Liquidation Amount of that cancelled Note.

[END OF ARTICLE VI]

ARTICLE VII

EVENTS OF DEFAULT AND REMEDIES

Section 701. Events of Default. "Event of Default," wherever used herein, means with respect to any series, class or tranche of Notes any one of the following events (whatever the reason for such Event of Default and whether it will be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), unless such event is either expressly stated to be inapplicable to a particular series, class or tranche or specifically deleted or modified in the applicable Indenture Supplement creating such series, class or tranche of Notes or in the form of Note for such series, class or tranche:

(a)   with respect to any tranche of Notes, a default by the Issuer in the payment of any interest on such Notes when such interest becomes due and payable, and continuance of such default for a period of thirty-five (35) days following the date on which such interest became due and payable;

(b)   with respect to any tranche of Notes, a default by the Issuer in the payment of the principal amount of such Notes at the applicable Legal Maturity Date;

(c)   a default in the performance, or breach, of any covenant or warranty of the Issuer in this Indenture in respect of the Notes of such series, class or tranche (other than a covenant or warranty in respect of the Notes of such series, class or tranche a default in the performance of which or the breach of which is elsewhere in this Section 701 specifically dealt with), all of such covenants and warranties in this Indenture which are not expressly stated to be for the benefit of a particular series, class and tranche of Notes being deemed to be in respect of the Notes of all series, classes or tranches for this purpose, and continuance of such default or breach for a period of sixty (60) days after there has been given, by registered or certified mail, to the Issuer by the Indenture Trustee or to the Issuer and the Indenture Trustee by the Holders of at least 25% in Outstanding Dollar Principal Amount of the Outstanding Notes of such series, class or tranche, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder and, as a result of such default, the interests of the Holders of the Notes of such series, class or tranche are materially and adversely affected and continue to be materially and adversely affected during the sixty (60) day period;

(d)   the entry of an order for relief against the Issuer under the Federal Bankruptcy Code by a court having jurisdiction in the premises or a decree or order by a court having jurisdiction in the premises adjudging the Issuer a bankrupt or insolvent under any other applicable Federal or State law, or the entry of a decree or order approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer under the Federal Bankruptcy Code or any other applicable Federal or State law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the

continuance of any such decree or order unstayed and in effect for a period of ninety (90) consecutive days;

(e)   the consent by the Issuer to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Federal Bankruptcy Code or any other applicable Federal or State law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Issuer or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Issuer in furtherance of any such action; or

(f)   with respect to any series, class or tranche, any additional Event of Default specified in the Indenture Supplement for such series, class or tranche as applying to such series, class or tranche, or specified in the form of Note for such series, class or tranche.

Section 702.   Acceleration of Maturity; Rescission and Annulment.

(a)   If an Event of Default described in clause (a), (b), (c) or (f) (if the Event of Default under clause (c) or (f) is with respect to less than all series, classes and tranches of Notes then Outstanding) of Section 701 occurs and is continuing with respect to any series, class or tranche, then and in each and every such case, unless the principal of all the Notes of such series, class or tranche shall have already become due and payable, either the Indenture Trustee or the Majority Holders of the Notes of such series, class or tranche then Outstanding hereunder (each such series, class or tranche acting as a separate class), by notice in writing to the Issuer (and to the Indenture Trustee if given by Holders), may declare the Outstanding principal amount of all the Notes of such series, class or tranche then Outstanding and all interest accrued or principal accreted and unpaid (if any) thereon to be due and payable immediately, and upon any such declaration the same will become and will be immediately due and payable, anything in this Indenture, the related Indenture Supplement or in the Notes of such series, class or tranche to the contrary notwithstanding. Such payments are subject to Article V and the allocation, deposits and payment sections of the related Indenture Supplement.

(b)   If an Event of Default described in clause (c) or (f) (if the Event of Default under clause (c) or (f) is with respect to all series, classes and tranches of Notes then Outstanding) of Section 701 occurs and is continuing, then and in each and every such case, unless the principal of all the Notes shall have already become due and payable, either the Indenture Trustee or the Majority Holders of all the Notes then Outstanding hereunder (treated as one class), by notice in writing to the Issuer (and to the Indenture Trustee if given by Holders), may declare the Outstanding principal amount of all the Notes then Outstanding and all interest accrued or principal accreted and unpaid (if any) thereon to be due and payable immediately, and upon any such declaration the same will become and will be immediately due and payable, notwithstanding anything in this Indenture, the related Indenture Supplements or the Notes to the contrary.

(c)   If an Event of Default described in clause (d) or (e) of Section 701 occurs and is continuing, then the Notes of all series, classes and tranches will automatically be and become immediately due and payable by the Issuer, without notice or demand to any Person, and the Issuer will automatically and immediately be obligated to pay off the Notes.

At any time after such a declaration of acceleration has been made with respect to the Notes of any series, class or tranche and before a judgment or decree for payment of the money due has been obtained by the Indenture Trustee as hereinafter in this Article VII provided, the Majority Holders of such series, classes or tranche, by written notice to the Issuer and the Indenture Trustee, may rescind and annul such declaration and its consequences if:

(a)   the Issuer has paid or deposited with the Indenture Trustee a sum sufficient to pay (i) all overdue installments of interest on the Notes of such series, class or tranche, (ii) the principal of any Notes of such series, class or tranche which have become due otherwise than by such declaration of acceleration, and interest thereon at the rate or rates prescribed therefor by the terms of the Notes of such series, class or tranche, to the extent that payment of such interest is lawful, (iii) interest upon overdue installments of interest at the rate or rates prescribed therefor by the terms of the Notes of such series, class or tranche to the extent that payment of such interest is lawful, and (iv) all sums paid by the Indenture Trustee hereunder and the reasonable compensation, expenses and disbursements of the Indenture Trustee, its agents and counsel and all other amounts due the Indenture Trustee under Section 807; and

(b)   all Events of Default with respect to such series, class or tranche of Notes, other than the nonpayment of the principal of the Notes of such series, class or tranche which has become due solely by such acceleration, have been cured or waived as provided in Section 716.

No such rescission will affect any subsequent default or impair any right consequent thereon.

Section 703.   Collection of Indebtedness and Suits for Enforcement by Indenture Trustee. The Issuer covenants that if:

(a)   the Issuer defaults in the payment of interest on any series, class or tranche of Notes when such interest becomes due and payable and such default continues for a period of thirty-five (35) days following the date on which such interest became due and payable, or

(b)   the Issuer defaults in the payment of the principal of any series, class or tranche of Notes at the Legal Maturity Date thereof;

and any such default continues beyond any specified grace period provided with respect to such series, class or tranche of Notes, the Issuer will, upon demand of the Indenture Trustee, pay (subject to the allocation provided in Article V, this Article VII and any related Indenture Supplement) to the Indenture Trustee, for the benefit of the Holders of any such Notes of the affected series, class or tranche, the whole amount then due and payable on any such Notes for

principal and interest, with interest, to the extent that payment of such interest will be legally enforceable, upon the overdue principal and upon overdue installments of interest, (i) in the case of Interest-bearing Notes, at the rate of interest applicable to the stated principal amount thereof, unless otherwise specified in the applicable Indenture Supplement; and (ii) in the case of Discount Notes, as specified in the applicable Indenture Supplement, and in addition thereto, will pay such further amount as will be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee, its agents and counsel and all other amounts due the Indenture Trustee under Section 807.

If the Issuer fails to pay such amounts forthwith upon such demand, the Indenture Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, and may prosecute such proceeding to judgment or final decree, and may enforce the same against the Issuer or any other obligor upon the Notes of such series, class or tranche and collect the money adjudged or decreed to be payable in the manner provided by law out of the Collateral or any other obligor upon such Notes, wherever situated.

Section 704.   Indenture Trustee May File Proofs of Claim. In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Issuer or any other obligor upon the Notes or the property of the Issuer or of such other obligor or their creditors, the Indenture Trustee (irrespective of whether the principal of the Notes will then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Indenture Trustee will have made any demand on the Issuer for the payment of overdue principal or interest) will be entitled and empowered, by intervention in such proceedings or otherwise,

(i) to file and prove a claim for the whole amount of principal and interest owing and unpaid in respect of the Notes and to file such other papers or documents as may be necessary and advisable in order to have the claims of the Indenture Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee, its agents and counsel and all other amounts due the Indenture Trustee under Section 807) and of the Noteholders allowed in such judicial proceeding, and

(ii) to collect and receive any funds or other property payable or deliverable on any such claims and to distribute the same;

and any receiver, assignee, trustee, liquidator, sequestrator (or other similar official) in any such judicial proceeding is hereby authorized by each Noteholder to make such payment to the Indenture Trustee and in the event that the Indenture Trustee will consent to the making of such payments directly to the Noteholders, to pay to the Indenture Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee, its agents and counsel, and any other amounts due the Indenture Trustee under Section 807.

Nothing herein contained will be deemed to authorize the Indenture Trustee to authorize or consent to or accept or adopt on behalf of any Noteholder any plan or reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Indenture Trustee to vote in respect of the claim of any Noteholder in any such proceeding.

Section 705. Indenture Trustee May Enforce Claims Without Possession of Notes. All rights of action and claims under this Indenture or the Notes of any series, class or tranche may be prosecuted and enforced by the Indenture Trustee without the possession of any of the Notes of such series, class or tranche or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Indenture Trustee will be brought in its own name as trustee of an express trust, and any recovery of judgment will, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Indenture Trustee, its agent and counsel, be for the ratable benefit of the Holders of the Notes of the series, class or tranche in respect of which such judgment has been recovered.

Section 706. Application of Money Collected. Any money or other property collected by the Indenture Trustee with respect to a series, class or tranche of Notes pursuant to this Article VII will be applied in the following order, at the date or dates fixed by the Indenture Trustee and, in case of the distribution of such money on account of principal or interest, upon presentation of the Notes of such series, class or tranche and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

(a)   first, to the payment of all amounts due the Indenture Trustee under Section 807(a);

(b)   second, to the payment of the amounts then due and unpaid upon the Notes of that series, class or tranche for principal and interest, in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind (but subject to the allocation provided in Article V of this Indenture and the related Indenture Supplements), according to the amounts due and payable on such Notes for principal and interest, respectively; and

(c)   third, to the Issuer.

Section 707. Indenture Trustee May Elect to Hold the Collateral Certificate. Following an acceleration of any series, class or tranche of Notes, the Indenture Trustee may elect to continue to hold the Collateral Certificate and apply distributions on the Collateral Certificate in accordance with the regular distribution provisions pursuant to Article V of this Indenture, except that principal will be paid on the accelerated tranche of Notes to the extent funds are received from the Master Trust and allocated to the accelerated tranche, and payment is permitted by the subordination provisions of the accelerated tranche.

Section 708. Sale of Receivables for Accelerated Notes. In the case of a series, class or tranche of Notes that has been accelerated following an Event of Default, the Indenture Trustee may, and at the direction of the Majority Holders of that series, class or tranche of Notes

will, cause the Master Trust to sell Principal Receivables and the related Finance Charge Receivables (or interests therein) as provided in the related Indenture Supplement.

Section 709.   Noteholders Have the Right to Direct the Time, Method and Place of Conducting Any Proceeding for Any Remedy Available to the Indenture Trustee. The Majority Holders of any accelerated series, class or tranche of Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or exercising any trust or power conferred on the Indenture Trustee. This right may be exercised only if the direction provided by the Noteholders does not conflict with applicable law or this Indenture and does not have a substantial likelihood of involving the Indenture Trustee in personal liability.

Section 710.   Limitation on Suits. To the fullest extent permitted by applicable law, no Holder of any Note of any series, class or tranche will have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

(a)   such Holder has previously given written notice to the Indenture Trustee of a continuing Event of Default with respect to Notes of such series, class or tranche;

(b)   the Holders of not less than 25% in Outstanding Dollar Principal Amount of the Outstanding Notes of such series, class or tranche have made written request to the Indenture Trustee to institute proceedings in respect of such Event of Default in its own name as Indenture Trustee hereunder;

(c)   such Holder or Holders have offered to the Indenture Trustee indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;

(d)   the Indenture Trustee for sixty (60) days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(e)   no direction inconsistent with such written request has been given to the Indenture Trustee during such sixty (60) day period by the Majority Holders of such series, class or tranche;

it being understood and intended that no one or more Holders of Notes of such series, class or tranche will have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders of Notes of such series, class or tranche, or to obtain or to seek to obtain priority or preference over any other such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and proportionate benefit of all the Holders of all Notes of such series, class or tranche.

Section 711.   Unconditional Right of Noteholders to Receive Principal and Interest; Limited Recourse. Notwithstanding any other provisions in this Indenture, the Holder

of any Note will have the right, which is absolute and unconditional, to receive payment of the principal of and interest on such Note on the Legal Maturity Date expressed in the related Indenture Supplement and to institute suit for the enforcement of any such payment, and such right will not be impaired without the consent of such Holder; provided, however, that notwithstanding any other provision of this Indenture to the contrary, the obligation to pay principal of or interest on the Notes or any other amount payable to any Noteholder will be without recourse to the Beneficiary, the Transferor, the Servicer, the Account Owner, the Indenture Trustee, the Owner Trustee or any affiliate, officer, employee or director of any of them, and the obligation of the Issuer to pay principal of or interest on the Notes or any other amount payable to any Noteholder will be subject to Article V and the allocation and payment provisions of the Indenture Supplements.

Section 712. Restoration of Rights and Remedies. If the Indenture Trustee or any Noteholder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, then and in every such case the Issuer, the Indenture Trustee and the Noteholders will, subject to any determination in such proceeding, be restored severally and respectively to their former positions hereunder, and thereafter all rights and remedies of the Indenture Trustee and the Noteholders will continue as though no such proceeding had been instituted.

Section 713. Rights and Remedies Cumulative. No right or remedy herein conferred upon or reserved to the Indenture Trustee or to the Noteholders is intended to be exclusive of any other right or remedy, and every right and remedy will, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, will not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 714. Delay or Omission Not Waiver. No delay or omission of the Indenture Trustee or of any Holder of any Note to exercise any right or remedy accruing upon any Event of Default will impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Indenture Trustee or to the Noteholders may be exercised from time to time, and as often as may be deemed expedient, by the Indenture Trustee or by the Noteholders, as the case may be.

Section 715. Control by Noteholders. The Majority Holders of any series, class or tranche will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee or exercising any trust or power conferred on the Indenture Trustee with respect to the Notes of such series, class or tranche, provided, that:

(a)   the Indenture Trustee will have the right to decline to follow any such direction if the Indenture Trustee, being advised by counsel, determines that the action so directed may not lawfully be taken or would conflict with this Indenture or if the Indenture Trustee in good faith will, by an Indenture Trustee Authorized Officer, determine that the

proceedings so directed would involve it in personal liability or be unjustly prejudicial to the Holders not taking part in such direction, and

(b)   the Indenture Trustee may take any other action permitted hereunder deemed proper by the Indenture Trustee which is not inconsistent with such direction.

Section 716.   Waiver of Past Defaults. The Majority Holders of any series, class or tranche may on behalf of the Holders of all the Notes of such series, class or tranche waive any past default hereunder or under the related Indenture Supplement with respect to such series, class or tranche and its consequences, except a default not theretofore cured:

(a)   in the payment of the principal of or interest on any Note of such series, class or tranche, or

(b)   in respect of a covenant or provision hereof which under Article X cannot be modified or amended without the consent of the Holder of each Outstanding Note of such series, class or tranche.

Upon any such waiver, such default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, for every purpose of this Indenture; but no such waiver will extend to any subsequent or other default or impair any right consequent thereon.

Section 717.   Undertaking for Costs. All parties to this Indenture agree, and each Holder of any Note by his acceptance thereof will be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Indenture Trustee for any action taken or omitted by it as Indenture Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section 717 will not apply to any suit instituted by the Indenture Trustee, to any suit instituted by any Noteholder, or group of Noteholders, holding in the aggregate more than 25% in Outstanding Dollar Principal Amount of the Outstanding Notes of any series, class or tranche to which the suit relates, or to any suit instituted by any Noteholders for the enforcement of the payment of the principal of or interest on any Note on or after the applicable Legal Maturity Date expressed in such Note.

Section 718.   Waiver of Stay or Extension Laws. The Issuer covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuer (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Indenture Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

[END OF ARTICLE VII]

ARTICLE VIII

THE INDENTURE TRUSTEE

Section 801.   Certain Duties and Responsibilities.

(a)   The Indenture Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture with respect to the Notes of any series, classes or tranche, and no implied covenants or obligations will be read into this Indenture against the Indenture Trustee.

(b)   In the absence of bad faith on its part, the Indenture Trustee may, with respect to Notes of any series, class or tranche, conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Indenture Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Indenture Trustee, the Indenture Trustee will be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture but need not confirm or investigate the accuracy of any mathematical calculations or other facts stated therein.

(c)   In case an Event of Default with respect to any series, class or tranche of Notes has occurred and is continuing, the Indenture Trustee will exercise with respect to the Notes of such series, class or tranche such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a fiduciary would exercise or use under the circumstances in the conduct of such person's own affairs.

(d)   No provision of this Indenture will be construed to relieve the Indenture Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(i) this clause (d) will not be construed to limit the effect of subsection (a) of this Section 801;

(ii) the Indenture Trustee will not be liable for any error of judgment made in good faith by an Indenture Trustee Authorized Officer, unless it will be proved that the Indenture Trustee was negligent in ascertaining the pertinent facts;

(iii) the Indenture Trustee will not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Majority Holders of any series, class or tranche relating to the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or exercising any trust or power conferred upon the Indenture Trustee, under this Indenture with respect to the Notes of such series, class or tranche; and

(iv) no provision of this Indenture will require the Indenture Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it will have reasonable grounds for believing that repayment of such funds or indemnity satisfactory to the Indenture Trustee against such risk or liability is not reasonably assured to it.

(e)   Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Indenture Trustee will be subject to the provisions of this Section 801.

Section 802.   Notice of Defaults. Within ninety (90) days after the occurrence of any default hereunder with respect to Notes of any series, class or tranche,

(a)   the Indenture Trustee will transmit by mail to all Registered Noteholders of such series, class or tranche, as their names and addresses appear in the Note Register, notice of such default hereunder known to the Indenture Trustee,

(b)   the Indenture Trustee will notify all Holders of Bearer Notes of such series, class or tranche, by publication of notice of such default in an Authorized Newspaper, or as otherwise provided in the applicable Indenture Supplement, and

(c)   the Indenture Trustee will give prompt written notification thereof to the Note Rating Agencies, unless such default will have been cured or waived;

provided, however, that, except in the case of a default in the payment of the principal of or interest on any Note of such series, class or tranche, the Indenture Trustee will be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or Indenture Trustee Authorized Officers of the Indenture Trustee in good faith determine that the withholding of such notice is in the interests of the Noteholders of such series, class or tranche. For the purpose of this Section 802, the term "default," with respect to Notes of any series, class or tranche, means any event which is, or after notice or lapse of time or both would become, an Event of Default with respect to Notes of such series, class or tranche.

Section 803.   Certain Rights of Indenture Trustee. Except as otherwise provided in Section 801:

(a)   the Indenture Trustee may conclusively rely and will be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture or other paper or document (whether in its original or facsimile form) believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b)   any request or direction of the Issuer mentioned herein will be sufficiently evidenced by an Officer's Certificate;

(c)   whenever in the administration of this Indenture the Indenture Trustee will deem it desirable that a matter be proved or established before taking, suffering or omitting any action hereunder, the Indenture Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officer's Certificate;

(d)   the Indenture Trustee may consult with counsel of its own selection and the advice of such counsel or any Opinion of Counsel will be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e)   the Indenture Trustee will be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Noteholders pursuant to this Indenture, unless such Noteholders shall have offered to the Indenture Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f)   the Indenture Trustee will not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture or other paper or document, but the Indenture Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Indenture Trustee will determine to make such further inquiry or investigation, it will be entitled to examine the books, records and premises of the Issuer, personally or by agent or attorney;

(g)   the Indenture Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Indenture Trustee will not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder; and

(h)   the Indenture Trustee will not be responsible for filing any financing statements or continuation statements in connection with the Notes, but will cooperate with the Issuer in connection with the filing of such financing statements or continuation statements.

Section 804.   Not Responsible for Recitals or Issuance of Notes. The recitals contained herein and in the Notes, except the certificates of authentication, will be taken as the statements of the Issuer, and the Indenture Trustee assumes no responsibility for their correctness. The Indenture Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Notes. The Indenture Trustee will not be accountable for the use or application by the Issuer of Notes or the proceeds thereof.

Section 805.   May Hold Notes. The Indenture Trustee, any Paying Agent, the Note Registrar or any other agent of the Issuer, in its individual or any other capacity, may become the owner or pledgee of Notes and, subject to Sections 808 and 813, may otherwise deal with the Issuer with the same rights it would have if it were not Indenture Trustee, Paying Agent, Note Registrar or such other agent.

Section 806. Money Held in Trust. Money held by the Indenture Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Indenture Trustee will be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Issuer.

Section 807. Compensation and Reimbursement, Limit on Compensation, Reimbursement and Indemnity.

(a) The Issuer agrees

(i) to pay to the Indenture Trustee from time to time reasonable compensation for all services rendered by it hereunder (which compensation will not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(ii) except as otherwise expressly provided herein, to reimburse the Indenture Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Indenture Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the reasonable expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and

(iii) to indemnify the Indenture Trustee for, and to hold it harmless against, any and all loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of this trust, including the costs and expenses of defending itself against any claim or liability (whether asserted by the Issuer, the Servicer, any Holder or any other Person) in connection with the exercise or performance of any of its powers or duties hereunder.

The Indenture Trustee will have no recourse to any asset of the Issuer other than funds available pursuant to Section 706 or to any Person other than the Issuer.

(b) This Section 807 will survive the termination of this Indenture and the resignation or replacement of the Indenture Trustee under Section 810.

Section 808. Disqualification; Conflicting Interests. If the Indenture Trustee has or will acquire a conflicting interest within the meaning of the Trust Indenture Act, the Indenture Trustee will, if so required by the Trust Indenture Act, either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture. Nothing herein will prevent the Indenture Trustee from filing with the Commission the application referred to in the second to last paragraph of Section 310(b) of the Trust Indenture Act.

Section 809. Corporate Indenture Trustee Required; Eligibility. There will at all times be an Indenture Trustee hereunder with respect to each series, class or tranche of Notes, which will be a corporation organized and doing business under the laws of the United States of

America or of any State, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least $50,000,000, subject to supervision or examination by Federal or State authority, and having a rating of at least BBB- by Standard & Poor's and at least BBB by Fitch. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section 809, the combined capital and surplus of such corporation will be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. The Issuer may not, nor may any Person directly or indirectly controlling, controlled by, or under common control with the Issuer, serve as Indenture Trustee. If at any time the Indenture Trustee with respect to any series, class or tranche of Notes will cease to be eligible in accordance with the provisions of this Section 809, it will resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 810.   Resignation and Removal; Appointment of Successor.

(a)   No resignation or removal of the Indenture Trustee and no appointment of a successor Indenture Trustee pursuant to this Article will become effective until the acceptance of appointment by the successor Indenture Trustee under Section 811.

(b)   The Indenture Trustee may resign with respect to any series, class or tranche of Notes at any time by giving written notice thereof to the Issuer. If an instrument of acceptance by a successor Indenture Trustee shall not have been delivered to the Indenture Trustee within thirty (30) days after the giving of such notice of resignation, the resigning Indenture Trustee may petition any court of competent jurisdiction for the appointment of a successor Indenture Trustee.

(c)   The Indenture Trustee may be removed with respect to any series, class or tranche of Notes at any time by Act of the Majority Holders of that series, class or tranche, delivered to the Indenture Trustee and to the Issuer.

(d)   If at any time:

(i) the Indenture Trustee fails to comply with Section 310(b) of the Trust Indenture Act with respect to any series, class or tranche of Notes after written request therefor by the Issuer or by any Noteholder who has been a bona fide Holder of a Note of that series, class or tranche for at least six (6) months, or

(ii) the Indenture Trustee ceases to be eligible under Section 809 with respect to any series, class or tranche of Notes and fails to resign after written request therefor by the Issuer or by any such Noteholder, or

(iii) the Indenture Trustee becomes incapable of acting with respect to any series, class or tranche of Notes, or

(iv) the Indenture Trustee is adjudged bankrupt or insolvent or a receiver of the Indenture Trustee or of its property is appointed or any public officer takes charge or

-70-

control of the Indenture Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation,

then, in any such case, (A) the Issuer may remove the Indenture Trustee, with respect to the series, class or tranche, or in the case of clause (iv), with respect to all series, classes or tranches, or (B) subject to Section 717, any Noteholder who has been a bona fide Holder of a Note of such series, class and tranche for at least six (6) months may, on behalf of itself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Indenture Trustee with respect to such series, class or tranche and the appointment of a successor Indenture Trustee with respect to the series, class or tranche, or, in the case of clause (iv), with respect to all series, classes and tranches.

(e)   If the Indenture Trustee resigns, is removed or becomes incapable of acting with respect to any series, class or tranche of Notes, or if a vacancy shall occur in the office of the Indenture Trustee with respect to any series, class or tranche of Notes for any cause, the Issuer will promptly appoint a successor Indenture Trustee for that series, class or tranche of Notes. If, within one year after such resignation, removal or incapacity, or the occurrence of such vacancy, a successor Indenture Trustee with respect to such series, class or tranche of Notes is appointed by Act of the Majority Holders of such series, class or tranche delivered to the Issuer and the retiring Indenture Trustee, the successor Indenture Trustee so appointed will, forthwith upon its acceptance of such appointment, become the successor Indenture Trustee with respect to such series, class or tranche and supersede the successor Indenture Trustee appointed by the Issuer with respect to such series, class or tranche. If no successor Indenture Trustee with respect to such series, class or tranche shall have been so appointed by the Issuer or the Noteholders of such series, class or tranche and accepted appointment in the manner hereinafter provided, any Noteholder who has been a bona fide Holder of a Note of that series, class or tranche for at least six (6) months may, on behalf of itself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Indenture Trustee with respect to such series, class or tranche.

(f)   The Issuer will give written notice of each resignation and each removal of the Indenture Trustee with respect to any series, class or tranche and each appointment of a successor Indenture Trustee with respect to any series, class or tranche to each Noteholder as provided in Section 106 and to each Note Rating Agency. Each notice will include the name of the successor Indenture Trustee and the address of its principal Corporate Trust Office.

Section 811.   Acceptance of Appointment by Successor. Every successor Indenture Trustee appointed hereunder will execute, acknowledge and deliver to the Issuer and to the predecessor Indenture Trustee an instrument accepting such appointment, with a copy to the Note Rating Agencies, and thereupon the resignation or removal of the predecessor Indenture Trustee will become effective with respect to any series, class or tranche as to which it is resigning or being removed as Indenture Trustee, and such successor Indenture Trustee, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the predecessor Indenture Trustee with respect to any such series, class or tranche; but, on request of the Issuer or the successor Indenture Trustee, such predecessor Indenture Trustee will, upon payment of its reasonable charges, if any, execute and deliver an instrument

transferring to such successor Indenture Trustee all the rights, powers and trusts of the predecessor Indenture Trustee, and will duly assign, transfer and deliver to such successor Indenture Trustee all property and money held by such predecessor Indenture Trustee hereunder with respect to all or any such series, class or tranche, subject nevertheless to its lien, if any, provided for in Section 807. Upon request of any such successor Indenture Trustee, the Issuer will execute any and all instruments for more fully and certainly vesting in and confirming to such successor Indenture Trustee all such rights, powers and trusts.

In case of the appointment hereunder of a successor Indenture Trustee with respect to the Notes of one or more (but not all) series, classes or tranches, the Issuer, the predecessor Indenture Trustee and each successor Indenture Trustee with respect to the Notes of any applicable series, class or tranche will execute and deliver an Indenture Supplement which will contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the predecessor Indenture Trustee with respect to the Notes of any series, class or tranche as to which the predecessor Indenture Trustee is not being succeeded will continue to be vested in the predecessor Indenture Trustee, and will add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Indenture Trustee, it being understood that nothing herein or in such Indenture Supplement will constitute such Indenture Trustees co-trustees of the same trust and that each such Indenture Trustee will be Indenture Trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Indenture Trustee.

No successor Indenture Trustee with respect to any series, class or tranche of Notes will accept its appointment unless at the time of such acceptance such successor Indenture Trustee will be qualified and eligible with respect to that series, class or tranche under this Article.

Section 812. Merger, Conversion, Consolidation or Succession to Business. Any corporation into which the Indenture Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Indenture Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Indenture Trustee, will be the successor of the Indenture Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article VIII, without the execution or filing of any paper or any further act on the part of any of the parties hereto. The Issuer will give prompt written notice of such merger, conversion, consolidation or succession to the Note Rating Agencies. In case any Notes shall have been authenticated, but not delivered, by the Indenture Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Indenture Trustee may adopt such authentication and deliver the Notes so authenticated with the same effect as if such successor Indenture Trustee had itself authenticated such Notes.

Section 813. Preferential Collection of Claims Against Issuer. If and when the Indenture Trustee shall be or become a creditor of the Issuer (or any other obligor upon the Notes), the Indenture Trustee will be subject to the provisions of Section 311 of the Trust

Indenture Act. An Indenture Trustee who has resigned or been removed will be subject to Section 311(a) of the Trust Indenture Act to the extent provided therein.

Section 814. Appointment of Authenticating Agent. At any time when any of the Notes remain Outstanding, the Indenture Trustee, with the approval of the Issuer, may appoint an Authenticating Agent or Agents with respect to one or more series, classes or tranches of Notes which will be authorized to act on behalf of the Indenture Trustee to authenticate Notes of such series, classes or tranches issued upon exchange, registration of transfer or partial redemption thereof or pursuant to Section 306, and Notes so authenticated will be entitled to the benefits of this Indenture and will be valid and obligatory for all purposes as if authenticated by the Indenture Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Notes by the Indenture Trustee or the Indenture Trustee's certificate of authentication, such reference will be deemed to include authentication and delivery on behalf of the Indenture Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Indenture Trustee by an Authenticating Agent. Each Authenticating Agent will be acceptable to the Issuer and will at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as an Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and, if other than the Issuer itself, subject to supervision or examination by Federal or State authority. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section 814, the combined capital and surplus of such Authenticating Agent will be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent will cease to be eligible in accordance with the provisions of this Section 814, such Authenticating Agent will resign immediately in the manner and with the effect specified in this Section 814. The initial Authenticating Agent for the Notes of all series, classes and tranches will be The Bank of New York Mellon.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent will be a party, or any corporation succeeding to the corporate agency or corporate trust business of an Authenticating Agent, will continue to be an Authenticating Agent, provided such corporation will be otherwise eligible under this Section 814, without the execution or filing of any paper or any further act on the part of the Indenture Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Indenture Trustee and to the Issuer. The Indenture Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Issuer. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent will cease to be eligible in accordance with the provisions of this Section 814, the Indenture Trustee, with the approval of the Issuer, may appoint a successor Authenticating Agent which will be acceptable to the Issuer and will give notice to each Noteholder as provided in Section 106. Any successor Authenticating Agent upon acceptance of its appointment hereunder will become vested with all the rights, powers and

duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent will be appointed unless eligible under the provisions of this Section 814.

The Indenture Trustee agrees to pay to each Authenticating Agent (other than an Authenticating Agent appointed at the request of the Issuer from time to time) reasonable compensation for its services under this Section 814, and the Indenture Trustee will be entitled to be reimbursed for such payments, subject to the provisions of Section 807.

If an appointment with respect to one or more series, classes or tranches is made pursuant to this Section 814, the Notes of such series, classes or tranche may have endorsed thereon, in addition to the Indenture Trustee's certificate of authentication, an alternate certificate of authentication in the following form:

This is one of the Notes of the series, classes or tranches
designated therein referred to in the within-mentioned
Indenture.

THE BANK OF NEW YORK MELLON,
    as Indenture Trustee

By:_____
    As Authenticating Agent

By:_____
    Authorized Signatory

Section 815. Tax Returns. In the event the Issuer shall be required to file tax returns, the Beneficiary and the Servicer shall prepare or shall cause to be prepared such tax returns and shall provide such tax returns to the Owner Trustee or the Beneficiary for signature at least five (5) days before such tax returns are due to be filed. The Issuer, in accordance with the terms of each Indenture Supplement, shall also prepare or shall cause to be prepared all tax information required by law to be distributed to Noteholders and shall deliver such information to the Indenture Trustee at least five (5) days prior to the date it is required by law to be distributed to Noteholders. The Indenture Trustee, upon written request, will furnish the Beneficiary and the Servicer with all such information known to the Indenture Trustee as may be reasonably requested and required in connection with the preparation of all tax returns of the Issuer, and shall, upon request, execute such returns. In no event shall the Indenture Trustee or the Owner Trustee be personally liable for any liabilities, costs or expenses of the Issuer or any Noteholder arising under any tax law, including without limitation, federal, state or local income or excise taxes or any other tax imposed on or measured by income (or any interest or penalty with respect thereto arising from a failure to comply therewith).

Section 816. Representations and Covenants of the Indenture Trustee. The Indenture Trustee represents, warrants and covenants that:

(i) The Indenture Trustee is a banking corporation duly organized and validly existing under the laws of the State of New York;

(ii) The Indenture Trustee has full power and authority to deliver and perform this Indenture and has taken all necessary action to authorize the execution, delivery and performance by it of this Indenture and other documents to which it is a party; and

(iii) Each of this Indenture and other documents to which it is a party has been duly executed and delivered by the Indenture Trustee and constitutes its legal, valid and binding obligation in accordance with its terms.

Section 817. Custody of the Collateral. The Collateral Certificate shall be registered in the name of the Indenture Trustee and shall be delivered to and held by the Indenture Trustee in the State of New York separate and apart from all other property held by the Indenture Trustee. The Indenture Trustee shall hold such of the Collateral as constitutes a Permitted Investment in accordance with Section 403(c). As specified in written instructions provided by the Issuer to the Indenture Trustee, or in other agreements executed by the Issuer and the Indenture Trustee, the Indenture Trustee must maintain exclusive control or possession of, or take any other action required of the Indenture Trustee under Section 1301 that is necessary or appropriate to maintain its first priority perfected security interest in, all other Collateral. Notwithstanding any other provision of this Indenture, the Indenture Trustee shall not hold any Collateral through an agent or nominee except as expressly permitted by this Section 817 and Section 403(c). Each term used in this Section 817 and defined in the New York UCC shall have the meaning set forth in the New York UCC.

Section 818. Indenture Trustee's Application for Instructions from the Issuer. Any application by the Indenture Trustee for written instructions from the Issuer may, at the option of the Indenture Trustee, set forth in writing any action proposed to be taken or omitted by the Indenture Trustee under and in accordance with this Indenture and the date on and/or after which such action shall be taken or such omission shall be effective, provided, that such application shall make specific reference to this Section 818. The Indenture Trustee shall not be liable for any action taken by, or omission of, the Indenture Trustee in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than five (5) Business Days after the date any officer of the Issuer actually receives such application, unless any such officer shall have consented in writing to any earlier date) unless prior to taking any such action (or the effective date in the case of an omission), the Indenture Trustee shall have received written instructions in response to such application specifying the action be taken or omitted.

[END OF ARTICLE VIII]

ARTICLE IX

NOTEHOLDERS' MEETINGS, LISTS,
REPORTS BY INDENTURE TRUSTEE, ISSUER AND BENEFICIARY

Section 901. Issuer To Furnish Indenture Trustee Names and Addresses of Noteholders. The Issuer will furnish or cause to be furnished to the Indenture Trustee:

(a) not more than fifteen (15) days after each Record Date, in each year such form as the Indenture Trustee may reasonably require, a list of the names and addresses of the Registered Noteholders of such series, classes or tranches as of such date, and

(b) at such other times as the Indenture Trustee may request in writing, within thirty (30) days after the receipt by the Issuer of any such request, a list of similar form and content as of a date not more than fifteen (15) days before the time such list is furnished;

provided, however, that so long as the Indenture Trustee is the Note Registrar, no such list shall be required to be furnished.

Section 902. Preservation of Information; Communications to Noteholders.

(a) The Indenture Trustee will preserve, in as current a form as is reasonably practicable, the names and addresses of Registered Noteholders contained in the most recent list furnished to the Indenture Trustee as provided in Section 901 and the names and addresses of Registered Noteholders received by the Indenture Trustee in its capacity as Note Registrar. The Indenture Trustee may destroy any list furnished to it as provided in Section 901 upon receipt of a new list so furnished.

(b) If three (3) or more Holders of Notes of any series, class or tranche (hereinafter referred to as "applicants") apply in writing to the Indenture Trustee, and furnish to the Indenture Trustee reasonable proof that each such applicant has owned a Note of such series, class or tranche for a period of at least six (6) months preceding the date of such application, and such application states that the applicants desire to communicate with other Holders of Notes of such series, class or tranche or with the Holders of all Notes with respect to their rights under this Indenture or under such Notes and is accompanied by a copy of the form of proxy or other communication which such applicants propose to transmit, then the Indenture Trustee will, within five (5) Business Days after the receipt of such application, at its election, either

(i) afford such applicants access to the information preserved at the time by the Indenture Trustee in accordance with Section 902(a), or

(ii) inform such applicants as to the approximate number of Holders of Notes of such series, class or tranche or all Notes, as the case may be, whose names and

addresses appear in the information preserved at the time by the Indenture Trustee in accordance with Section 902(a), and as to the approximate cost of mailing to such Noteholders the form of proxy or other communication, if any, specified in such application.

If the Indenture Trustee shall elect not to afford such applicants access to such information, the Indenture Trustee shall, upon the written request of such applicants, mail to each Holder of a Registered Note of such series, class or tranche or to all Registered Noteholders, as the case may be, whose names and addresses appear in the information preserved at the time by the Indenture Trustee in accordance with Section 902(a), a copy of the form of proxy or other communication which is specified in such request, with reasonable promptness after a tender to the Indenture Trustee of the material to be mailed and of payment, or provision for the payment, of the reasonable expenses of mailing, unless, within five (5) days after such tender, the Indenture Trustee shall mail to such applicants and file with the Commission, together with a copy of the material to be mailed, a written statement to the effect that, in the opinion of the Indenture Trustee, such mailing would be contrary to the best interests of the Holders of Notes of such series, class or tranche or all Noteholders, as the case may be, or would be in violation of applicable law. Such written statement will specify the basis of such opinion. If the Commission, after opportunity for a hearing upon the objections specified in the written statement so filed, shall enter an order refusing to sustain any of such objections or if, after the entry of an order sustaining one or more of such objections, the Commission shall find, after notice and opportunity for hearing, that all the objections so sustained have been met and shall enter an order so declaring, the Indenture Trustee will mail copies of such material to all Registered Noteholders of such series, class or tranche or all Registered Noteholders, as the case may be, with reasonable promptness after the entry of such order and the renewal of such tender; otherwise the Indenture Trustee will be relieved of any obligation or duty to such applicants respecting their application.

(c) Every Holder of Notes, by receiving and holding the same, agrees with the Issuer and the Indenture Trustee that neither the Issuer nor the Indenture Trustee will be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders of Notes in accordance with Section 902(b), regardless of the source from which such information was derived, and that the Indenture Trustee will not be held accountable by reason of mailing any material pursuant to a request made under Section 902(b).

Section 903.   Reports by Indenture Trustee.

(a) The term "reporting date" as used in this Section 903 means August 31. Within sixty (60) days after the reporting date in each year, beginning in [2016], the Indenture Trustee will transmit to Noteholders, in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act, a brief report dated as of such reporting date if required by Section 313(a) of the Trust Indenture Act.

(b) To the extent required by the Trust Indenture Act, the Indenture Trustee will mail each year to all Registered Noteholders, with a copy to the Note Rating Agencies a report concerning:

(i) its eligibility and qualifications to continue as trustee under this Indenture;

(ii) any amounts advanced by the Indenture Trustee under this Indenture;

(iii) the amount, interest rate and maturity date or indebtedness owing by the Issuer to the Indenture Trustee in the Indenture Trustee's individual capacity;

(iv) the property and funds physically held by the Indenture Trustee as Indenture Trustee;

(v) any release or release and substitution of Collateral subject to the lien of this Indenture which has not previously been reported; and

(vi) any action taken by the Indenture Trustee that materially affects the Notes and that has not previously been reported.

(c)   The Indenture Trustee will comply with Sections 313(b) and 313(c) of the Trust Indenture Act.

(d)   A copy of each such report will, at the time of such transmission to Noteholders, be filed by the Indenture Trustee with each stock exchange upon which the Notes are listed, and also with the Commission. The Issuer will notify the Indenture Trustee when the Notes are admitted to trading on any stock exchange.

Section 904.   Meetings of Noteholders; Amendments and Waivers.

(a)   The Indenture Trustee may call a meeting of the Noteholders of a series, class or tranche at any time. The Indenture Trustee will call a meeting upon request of the Issuer or the Holders of at least 10% in aggregate Outstanding Dollar Principal Amount of the Outstanding Notes of such series, class or tranche. In any case, a meeting will be called after notice is given to the Noteholders pursuant to Section 106.

(b)   Except for any consent that must be given by the Holders of each Outstanding Note affected or any action to be taken by the Issuer as holder of the Collateral Certificate, any resolution presented at any meeting at which a quorum is present may be adopted by the affirmative vote of the Majority Holders of that series, class or tranche, as the case may be. For any vote, request, demand, authorization, direction, notice, consent, waiver or other action provided by the Series 2001-D Supplement to be given or taken by the holder of the Collateral Certificate, any resolution presented at any meeting at which the Majority Holders of all Outstanding Notes is present may be adopted by the affirmative vote of the Majority Holders of all Outstanding Notes. However, any resolution with respect to any consent, waiver, request, demand, notice, authorization, direction or other action which may be given by the Holders of not less than a specified percentage in aggregate Outstanding Dollar Principal Amount of Outstanding Notes of a series, class or tranche or all Notes may be adopted at any meeting at which a quorum is present only by the affirmative vote of the Holders of not less than the

specified percentage in aggregate Outstanding Dollar Principal Amount of the Outstanding Notes of that series, class or tranche or all Outstanding Notes, as the case may be. Any resolution passed or decision taken at any meeting of Noteholders duly held in accordance with this Indenture will be binding on all Noteholders of the affected series, class or tranche.

(c)	The quorum at any meeting will be persons holding or representing the Majority Holders of a series, class or tranche or all Notes, as the case may be; provided, however, that if any action is to be taken at that meeting concerning a consent, waiver, request, demand, notice, authorization, direction or other action that may be given by the Holders of not less than a specified percentage in aggregate Outstanding Dollar Principal Amount of the Outstanding Notes of a series, class or tranche or all Notes, as applicable, the persons holding or representing such specified percentage in aggregate Outstanding Dollar Principal Amount of the Outstanding Notes of such series, class or tranche or all Notes will constitute a quorum.

(d)	The ownership of Registered Notes will be proved by the Note Register. The Ownership of Bearer Notes will be proved as provided in Section 104(c)(ii).

(e)	The Issuer may make reasonable rules for other matters relating to action by or a meeting of Noteholders not otherwise covered by this Section 904.

Section 905.   Reports by Issuer to the Commission. The Issuer will:

(a)	file with the Indenture Trustee, within fifteen (15) days after the Issuer is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Issuer may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act; or, if the Issuer is not required to file information, documents or reports pursuant to either of said Sections, then it will file with the Indenture Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Securities Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations;

(b)	file with the Indenture Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Issuer with the conditions and covenants of this Indenture as may be required from time to time by such rules and regulations; and

(c)	transmit by mail to all Registered Noteholders, as their names and addresses appear in the Note Register, and notify all Holders of Bearer Notes of such series, class or tranche, by publication of such notice in an Authorized Newspaper or as otherwise provided in the applicable Indenture Supplement, within thirty (30) days after the filing thereof with the Indenture Trustee, such summaries of any information, documents and reports required to be

filed by the Issuer pursuant to paragraphs (a) and (b) of this <u>Section 905</u> as may be required by rules and regulations prescribed from time to time by the Commission.

Section 906. <u>Reports by Indenture Trustee</u>. The Indenture Trustee will report to the Issuer with respect to the amount on deposit in the Accounts, and the identity of the investments included therein, as the Issuer may from time to time reasonably request which, absent the occurrence of an Event of Default hereunder, will not occur more often than monthly.

Section 907. <u>Monthly Noteholders' Statement</u>. On each Transfer Date the Servicer will, in cooperation with and based on information provided to it by the Issuer and the Beneficiary, complete and deliver to the Indenture Trustee and the Master Trust Trustee (with a copy to each Note Rating Agency) a Monthly Noteholders' Statement.

Section 908. <u>Payment Instruction to Master Trust</u>.

(a)   In connection with the delivery of each Monthly Servicer's Certificate under the Series 2001-D Supplement, the Servicer will, in cooperation with and based on information provided to it by the Issuer and the Beneficiary, complete the Payment Instruction and deliver a copy thereof to the Indenture Trustee and the Master Trust Trustee.

(b)   From time to time, the Issuer will notify the Transferor and the Servicer under the Series 2001-D Supplement of the information necessary to be provided by the Issuer under <u>Section 5.01</u> of the Pooling and Servicing Agreement as supplemented by the Series 2001-D Supplement to calculate the Investor Interest and the Principal Allocation Investor Interest of the Collateral Certificate.

[END OF ARTICLE IX]

ARTICLE X

INDENTURE SUPPLEMENTS; AMENDMENTS TO THE POOLING AND SERVICING AGREEMENT AND AMENDMENTS TO THE TRUST AGREEMENT

Section 1001. Supplemental Indentures Without Consent of Noteholders. Without the consent of the Holders of any Notes but with prior notice to each Note Rating Agency, the Issuer and the Indenture Trustee, at any time and from time to time, upon delivery of a Master Trust Tax Opinion and an Issuer Tax Opinion and upon delivery by the Issuer to the Indenture Trustee of an Officer's Certificate to the effect that the Issuer reasonably believes that such amendment will not have an Adverse Effect and is not reasonably expected to have an Adverse Effect at any time in the future may amend this Indenture or any Indenture Supplement or enter into one or more Indenture Supplements, in form satisfactory to the Indenture Trustee, for any of the following purposes:

(a) to evidence the succession of another Entity to the Issuer, and the assumption by any such successor of the covenants of the Issuer herein and in the Notes; or

(b) to add to the covenants of the Issuer, or to surrender any right or power herein conferred upon the Issuer by the Issuer, for the benefit of the Holders of the Notes of any or all series, classes or tranches (and if such covenants or the surrender of such right or power are to be for the benefit of less than all series, classes or tranches of Notes, stating that such covenants are expressly being included or such surrenders are expressly being made solely for the benefit of one or more specified series, classes or tranches); or

(c) to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Indenture; or

(d) to add to this Indenture such provisions as may be expressly permitted by the Trust Indenture Act, excluding, however, the provisions referred to in Section 316(a)(2) of the Trust Indenture Act as in effect at the date as of which this Indenture was executed or any corresponding provision in any similar federal statute hereafter enacted; or

(e) to establish any form of Note, as provided in Article II, and to provide for the issuance of any series, class or tranche of Notes as provided in Article III and to set forth the terms thereof, and/or to add to the rights of the Holders of the Notes of any series, class or tranche; or

(f) to evidence and provide for the acceptance of appointment by another corporation as a successor Indenture Trustee hereunder with respect to one or more series, classes or tranches of Notes and to add to or change any of the provisions of this Indenture as will be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Indenture Trustee, pursuant to Section 811; or

(g)   to add any additional Early Redemption Events or Events of Default in respect of the Notes of any or all series, classes or tranches (and if such additional Events of Default are to be in respect of less than all series, classes or tranches of Notes, stating that such Events of Default are expressly being included solely for the benefit of one or more specified series, classes or tranches); or

(h)   to provide for the consolidation of the Master Trust and the Issuer into a single Entity or the transfer of assets in the Master Trust to the Issuer after the termination of all series of Investor Certificates (other than the Collateral Certificate); or

(i)   if one or more additional Transferors under the Pooling and Servicing Agreement are added to, or replaced under, the Pooling and Servicing Agreement, or one or more additional Beneficiaries under the Trust Agreement are added to, or replaced under, the Trust Agreement, to make any necessary changes to the Indenture or any other related document; or

(j)   to provide for the inclusion in the Owner Trust of additional collateral (in addition to the Collateral Certificate) and the issuance of Notes backed by any such additional collateral;

(k)   to provide for additional or alternative credit enhancement for any tranche of Notes; or

(l)   to qualify for sale treatment under generally accepted accounting principles.

Additionally, notwithstanding any provision of this Article X to the contrary, this Indenture or any Indenture Supplement may be amended without the consent of the Indenture Trustee or any of the Noteholders, upon delivery of a Master Trust Tax Opinion and an Issuer Tax Opinion for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, this Indenture or any Indenture Supplement or of modifying in any manner the rights of the Holders of the Notes under this Indenture or any Indenture Supplement; provided, however, that (i) the Issuer shall deliver to the Indenture Trustee and the Owner Trustee an Officer's Certificate to the effect that the Issuer reasonably believes that such amendment will not have an Adverse Effect and is not reasonably expected to have an Adverse Effect at any time in the future and (ii) the Note Rating Agencies have provided written confirmation that such amendment will not have a Ratings Effect.

Section 1002.   Supplemental Indentures with Consent of Noteholders. With prior notice to each applicable Note Rating Agency and the consent of not less than 66-2/3% in Outstanding Dollar Principal Amount of each class or tranche affected by such amendment of this Indenture or any Indenture Supplement by Act of said Holders delivered to the Issuer and the Indenture Trustee, the Issuer and the Indenture Trustee, upon delivery of a Master Trust Tax Opinion and an Issuer Tax Opinion, may enter into an amendment of this Indenture or such Indenture Supplement for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, this Indenture or any Indenture Supplement or of modifying

in any manner the rights of the Holders of the Notes of each such series, class or tranche under this Indenture or any Indenture Supplement; provided, however, that no such amendment or Indenture Supplement will, without the consent of the Holder of each Outstanding Note affected thereby:

(a)   change the scheduled payment date of any payment of interest on any Note, or change an Expected Principal Payment Date or Legal Maturity Date of any Note;

(b)   reduce the Stated Principal Amount of, or the interest rate on any Note, or change the method of computing the Outstanding Dollar Principal Amount, the Adjusted Outstanding Dollar Principal Amount or the Nominal Liquidation Amount in a manner that is adverse to the Holder of any Note;

(c)   reduce the amount of a Discount Note payable upon the occurrence of an Early Redemption Event or other optional or mandatory redemption or upon the acceleration of its maturity;

(d)   impair the right to institute suit for the enforcement of any payment on any Note;

(e)   reduce the percentage in Outstanding Dollar Principal Amount of the Outstanding Notes of any series, class or tranche, the consent of whose Holders is required for any such Indenture Supplement, or the consent of whose Holders is required for any waiver of compliance with the provisions of this Indenture or of defaults hereunder and their consequences, provided for in this Indenture;

(f)   modify any of the provisions of this Section 1002 or Section 718, except to increase any percentage of Holders required to consent to any such amendment or to provide that other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Note affected thereby;

(g)   permit the creation of any lien or other encumbrance on the Collateral that secures any tranche of Notes that is prior to the lien in favor of the Holders of the Notes of such tranche;

(h)   change any Place of Payment where any principal of, or interest on, any Note is payable, unless otherwise provided in the applicable Indenture Supplement;

(i)   change the method of computing the amount of principal of, or interest on, any Note on any date; or

(j)   make any other amendment not permitted by Section 1001.

An amendment of this Indenture or an Indenture Supplement which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series, class or tranche of Notes, or which

modifies the rights of the Holders of Notes of such series, class or tranche with respect to such covenant or other provision, will be deemed not to affect the rights under this Indenture of the Holders of Notes of any other series, class or tranche.

It will not be necessary for any Act of Noteholders under this Section 1002 to approve the particular form of any proposed amendment or Indenture Supplement, but it will be sufficient if such Act will approve the substance thereof.

Section 1003. Execution of Indenture Supplements. In executing or accepting the additional trusts created by any amendment of this Indenture or Indenture Supplement permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Indenture Trustee will be entitled to receive, and (subject to Section 801) will be fully protected in relying upon, an Opinion of Counsel stating that the execution of such amendment or Indenture Supplement is authorized or permitted by this Indenture and that all conditions precedent thereto have been satisfied. The Indenture Trustee may, but will not (except to the extent required in the case of an amendment or Indenture Supplement entered into under Section 1001(d) or 1001(f)) be obligated to, enter into any such Indenture Supplement which affects the Indenture Trustee's own rights, duties or immunities under this Indenture or otherwise.

Section 1004. Effect of Indenture Supplements. Upon the execution of any amendment of this Indenture or Indenture Supplement under this Article, this Indenture will be modified in accordance therewith with respect to each series, class or tranche of Notes affected thereby, or all Notes, as the case may be, and such amendment or Indenture Supplement will form a part of this Indenture for all purposes; and every Holder of Notes theretofore or thereafter authenticated and delivered hereunder will be bound thereby to the extent provided therein.

Section 1005. Conformity with Trust Indenture Act. Every amendment of this Indenture or Indenture Supplement executed pursuant to this Article will conform to the requirements of the Trust Indenture Act as then in effect.

Section 1006. Reference in Notes to Indenture Supplements. Notes authenticated and delivered after the execution of any amendment of this Indenture or Indenture Supplement pursuant to this Article may, and will if required by the Indenture Trustee, bear a notation in form approved by the Indenture Trustee as to any matter provided for in such amendment or Indenture Supplement. If the Issuer will so determine, new Notes so modified as to conform, in the opinion of the Indenture Trustee and the Issuer, to any such amendment or Indenture Supplement may be prepared and executed by the Issuer and authenticated and delivered by the Indenture Trustee in exchange for Outstanding Notes.

Section 1007. Amendments to the Pooling and Servicing Agreement; Amendments to the Asset Representations Review Agreement; Treatment of Noteholders and Note Owners.

(a)   By their acceptance of a Note, the Noteholders acknowledge that the Transferor, the Servicer and the Master Trust Trustee may amend the Pooling and Servicing Agreement and any supplement thereto without the consent of the Holders of any Investor

Certificates (including the Issuer) or any Noteholder, so long as such amendment or supplement would not materially adversely affect the interest of the Holders of any Investor Certificates.

For purposes of any vote or consent under the Pooling and Servicing Agreement or any supplement thereto:

(i) that requires the consent or vote of Investor Certificateholders, each Noteholder will be treated as an Investor Certificateholder under the Pooling and Servicing Agreement and any related supplement thereto;

(ii) that requires the consent or vote of any series of Investor Certificates, each series of Notes will be treated as a series of Investor Certificates under the Pooling and Servicing Agreement and any related supplement thereto; and

(iii) that requires the consent or vote of any class of Investor Certificates, each tranche of Notes will be treated as a class of Investor Certificates under the Pooling and Servicing Agreement and any related supplement thereto.

(b)   For purposes of subsection 3.08(b) of the Pooling and Servicing Agreement, each Note Owner will be treated as a Certificate Owner (as defined in the Pooling and Servicing Agreement).

(c)   By their acceptance of a Note, the Noteholders acknowledge that the Transferor, the Servicer, BANA and the Asset Representations Reviewer may amend the Asset Representations Review Agreement without the consent of the Holders of any Investor Certificates (including the Issuer) or any Noteholder, so long as such amendment would not adversely affect in any material respect the interests of the Holder of any Investor Certificates whose consent has not been obtained.

For purposes of any vote or consent under the Asset Representations Review Agreement that requires the consent or vote of Investor Certificateholders, each Noteholder will be treated as an Investor Certificateholder under the Asset Representations Review Agreement.

Section 1008.   Amendments to the Trust Agreement.

(a)   Subject to the provisions of the Trust Agreement, without the consent of the Holders of any Notes or the Indenture Trustee, the Owner Trustee (at the written direction of the Beneficiary) and the Beneficiary may amend the Trust Agreement so long as such amendment will not have an Adverse Effect and is not reasonably expected to have an Adverse Effect at any time in the future.

(b)   Subject to the provisions of the Trust Agreement, (A) in the case of a significant change in the permitted activities of the Issuer which is not materially adverse to Holders of the notes, with the consent of the Majority Holders of each class or tranche of Notes affected by such change, and (B) in all other cases, with the consent of the Holders of not less than 66-2/3% in Outstanding Dollar Principal Amount of the Outstanding Notes affected by such

amendment, by Act of said Holders delivered to the Master Trust Trustee, the Beneficiary and the Owner Trustee (at the written direction of the Beneficiary) may amend the Trust Agreement for the purpose of adding, changing or eliminating any provisions of the Trust Agreement or of modifying the rights of those Noteholders.

Section 1009. Notice. If the Issuer, as holder of the Collateral Certificate for the benefit of the Noteholders, receives a request for a consent to any amendment, modification, waiver or supplement under this Indenture, the Pooling and Servicing Agreement, the Asset Representations Review Agreement, the Trust Agreement or other document contemplated herein, the Issuer will forthwith provide notice of such proposed amendment, modification, waiver or supplement, as provided in Section 106, to each Noteholder as of such date that is entitled to vote on a consent to such matter and to each Note Rating Agency. The Issuer will request from such Noteholders directions as to (i) whether or not the Issuer should take or refrain from taking any action which the holder of the Collateral Certificate has the option to direct, (ii) whether or not to give or execute any waivers, consents, amendments, modifications or supplements as a holder of such Collateral Certificate and (iii) the casting of any vote with respect to the Collateral Certificate or the Noteholders of a series or tranche if a vote has been called for with respect thereto; provided, that, in directing any action or casting any vote or giving any consent as the holder of the Collateral Certificate, the Owner Trustee on behalf of the Issuer will vote or consent with respect to such Collateral Certificate the applicable series, class or tranche, as the case may be, in the same proportion as the Notes were actually voted by Holders thereof as notified by such Noteholders to the Owner Trustee on behalf of the Issuer at least two (2) Business Days before the Owner Trustee on behalf of the Issuer takes such action or casts such vote or gives such consent.

[END OF ARTICLE X]

ARTICLE XI

REPRESENTATIONS, WARRANTIES AND COVENANTS OF ISSUER

Section 1101. Payment of Principal and Interest. With respect to each series, class or tranche of Notes, the Issuer will duly and punctually pay the principal of and interest on such Notes in accordance with their terms and this Indenture, and will duly comply with all the other terms, agreements and conditions contained in, or made in this Indenture for the benefit of, the Notes of such series, class or tranche.

Section 1102. Maintenance of Office or Agency. The Issuer will maintain an office, agency or Paying Agent in each Place of Payment where Notes may be presented or surrendered for payment, where Notes may be surrendered for transfer or exchange and where notices and demands to or upon the Issuer in respect of the Notes and this Indenture may be served. The Issuer will give prompt written notice to the Indenture Trustee of the location, and of any change in the location, of such office or agency. If at any time the Issuer will fail to maintain such office or agency or will fail to furnish the Indenture Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Indenture Trustee, and the Issuer hereby appoints the Indenture Trustee its agent to receive all such presentations, surrenders, notices and demands.

Section 1103. Money for Note Payments to Be Held in Trust. The Paying Agent, on behalf of the Indenture Trustee, will make distributions to Noteholders from the Collection Account or other applicable Account pursuant to the provisions of Article V of this Indenture or any Indenture Supplement and will report the amounts of such distributions to the Indenture Trustee. Any Paying Agent will have the revocable power to withdraw funds from the Collection Account or other applicable Account for the purpose of making the distributions referred to above. The Indenture Trustee may revoke such power and remove the Paying Agent if the Indenture Trustee determines in its sole discretion that the Paying Agent has failed to perform its obligations under this Indenture or any Indenture Supplement in any material respect. The Paying Agent upon removal will return all funds in its possession to the Indenture Trustee.

The Issuer will cause each Paying Agent (other than the Indenture Trustee) for any series, class or tranche of Notes to execute and deliver to the Indenture Trustee an instrument in which such Paying Agent will agree with the Indenture Trustee (and if the Indenture Trustee acts as Paying Agent, it so agrees), subject to the provisions of this Section 1103, that such Paying Agent will:

(a)   hold all sums held by it for the payment of principal of or interest on Notes of such series, class or tranche in trust for the benefit of the Persons entitled thereto until such sums will be paid to such Persons or otherwise disposed of as herein provided;

(b)   if such Paying Agent is not the Indenture Trustee, give the Indenture Trustee notice of any default by the Issuer (or any other obligor upon the Notes of such series,

class or tranche) in the making of any such payment of principal or interest on the Notes of such series, class or tranche;

(c) if such Paying Agent is not the Indenture Trustee, at any time during the continuance of any such default, upon the written request of the Indenture Trustee, forthwith pay to the Indenture Trustee all sums so held in trust by such Paying Agent;

(d) immediately resign as a Paying Agent and, if such Paying Agent is not the Indenture Trustee, forthwith pay to the Indenture Trustee all sums held by it in trust for the payment of Notes if at any time it ceases to meet the standards described in this Section 1103 required to be met by a Paying Agent at the time of its appointment; and

(e) comply with all requirements of the Internal Revenue Code with respect to the withholding from any payments made by it on any Notes of any applicable withholding taxes imposed thereon and with respect to any applicable reporting requirements in connection therewith.

The Issuer may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture with respect to any series, class or tranche of Notes or for any other purpose, pay, or by an Officer's Certificate direct any Paying Agent to pay, to the Indenture Trustee all sums held in trust by the Issuer or such Paying Agent in respect of each and every series, class or tranche of Notes as to which it seeks to discharge this Indenture or, if for any other purpose, all sums so held in trust by the Issuer in respect of all Notes, such sums to be held by the Indenture Trustee upon the same trusts as those upon which such sums were held by the Issuer or such Paying Agent; and, upon such payment by any Paying Agent to the Indenture Trustee, such Paying Agent will be released from all further liability with respect to such money.

Any money deposited with the Indenture Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of or interest on any Note of any series, class or tranche and remaining unclaimed for two years after such principal or interest has become due and payable will be paid to the Issuer upon request in an Officer's Certificate, or (if then held by the Issuer) will be discharged from such trust; and the Holder of such Note will thereafter, as an unsecured general creditor, look only to the Issuer for payment thereof, and all liability of the Indenture Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, will thereupon cease. The Indenture Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Issuer give notice to the Holders of the Notes as to which the money to be repaid was held in trust, as provided in Section 106, a notice that such funds remain unclaimed and that, after a date specified in the notice, which will not be less than thirty (30) days from the date on which the notice was first mailed or published to the Holders of the Notes as to which the money to be repaid was held in trust, any unclaimed balance of such funds then remaining will be paid to the Issuer free of the trust formerly impressed upon it.

The Issuer initially authorizes The Bank of New York Mellon to act as Paying Agent for the Notes on its behalf. The Issuer may at any time and from time to time authorize one or more Persons (including the Indenture Trustee) to act as Paying Agent in addition to or in

place of the Indenture Trustee with respect to any series, class or tranche of Notes issued under this Indenture.

Each Paying Agent will at all times have a combined capital and surplus of at least $50,000,000 and be subject to supervision or examination by a United States Federal or State authority or be regulated by or subject to the supervision or examination of a governmental authority of a nation that is member of the Organization for Economic Cooperation and Development. If such Paying Agent publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section 1103, the combined capital and surplus of such Paying Agent will be deemed to be its combined capital and surplus as set forth in its most recent report of condition as so published.

Section 1104. Statement as to Compliance. The Issuer will deliver to the Indenture Trustee and the Note Rating Agencies, on or before the 90th day following the end of each fiscal year for the Issuer, commencing with the fiscal year ending [December 31, 2015], a written statement signed by an Issuer Authorized Officer stating that:

(a) a review of the activities of the Issuer during the prior year (or, with respect to the written statement delivered in 2016, for the period from and including July 1, 2015 through and including December 31, 2015) and of the Issuer's performance under this Indenture and under the terms of the Notes has been made under such Issuer Authorized Officer's supervision; and

(b) to the best of such Issuer Authorized Officer's knowledge, based on such review, the Issuer has complied in all material respects with all conditions and covenants under this Indenture throughout such year (or, with respect to the written statement delivered in 2016, for the period from and including July 1, 2015 through and including December 31, 2015), or, if there has been a default in the fulfillment of any such condition or covenant (without regard to any grace period or requirement of notice), specifying each such default known to such Issuer Authorized Officer and the nature and status thereof.

Section 1105. Legal Existence. The Issuer will do or cause to be done all things necessary to preserve and keep in full force and effect its legal existence.

Section 1106. Further Instruments and Acts. Upon request of the Indenture Trustee, the Issuer will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

Section 1107. Compliance with Laws. The Issuer will comply with the requirements of all applicable laws, the noncompliance with which would, individually or in the aggregate, materially and adversely affect the ability of the Issuer to perform its obligations under the Notes or this Indenture.

Section 1108. Notice of Events of Default. The Issuer agrees to give the Indenture Trustee and the Note Rating Agencies prompt written notice of each Event of Default hereunder and each default on the part of the Master Trust or the Transferor of its respective obligations under the Pooling and Servicing Agreement and any default of a Derivative Counterparty.

Section 1109. Certain Negative Covenants. The Issuer will not:

(a)   claim any credit on, or make any deduction from the principal or interest payable in respect of, the Notes (other than amounts withheld in good faith from such payments under the Internal Revenue Code or other applicable tax law);

(b)   permit the validity or effectiveness of this Indenture to be impaired, or permit the lien in favor of the Indenture Trustee, the Noteholders and any applicable Derivative Counterparty created by this Indenture to be amended, hypothecated, subordinated, terminated or discharged, or permit any Person to be released from any covenants or obligations with respect to the Notes under this Indenture except as may be expressly permitted hereby;

(c)   permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance (other than the lien in favor of the Indenture Trustee, the Noteholders and any applicable Derivative Counterparty created by this Indenture) to be created on or extend to or otherwise arise upon or burden the Collateral or any part thereof or any interest therein or the proceeds thereof; or

(d)   permit the lien in favor of the Indenture Trustee, the Noteholders and any applicable Derivative Counterparty created by this Indenture not to constitute a valid first priority security interest in the Collateral; or

(e)   voluntarily dissolve or liquidate.

Section 1110. No Other Business. The Issuer will not engage in any business other than as permitted under the Trust Agreement.

Section 1111. No Borrowing. The Issuer will not issue, incur, assume, guarantee or otherwise become liable, directly or indirectly, for any indebtedness for borrowed money except for the Notes.

Section 1112. Rule 144A Information. For so long as any of the Notes of any series, class or tranche are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Exchange Act, the Issuer agrees to provide to any Noteholder of such series, class or tranche and to any prospective purchaser of Notes designated by such Noteholder, upon the request of such Noteholder or prospective purchaser, any information required to be provided to such Holder or prospective purchaser to satisfy the conditions set forth in Rule 144A(d)(4) under the Securities Exchange Act.

Section 1113. Performance of Obligations; Servicing of Receivables.

(a) The Issuer will not take any action and will use its best efforts not to permit any action to be taken by others that would release any Person from any of such Person's material covenants or obligations under any instrument or agreement included in the Collateral or that would result in the amendment, hypothecation, subordination, termination or discharge of, or impair the validity or effectiveness of, any such instrument or agreement, except as expressly provided in this Indenture, the Trust Agreement or such other instrument or agreement.

(b) The Issuer will punctually perform and observe all of its obligations and agreements contained in this Indenture, any Indenture Supplement, the Trust Agreement and in the instruments and agreements relating to the Collateral, including but not limited to filing or causing to be filed all UCC financing statements and continuation statements required to be filed by the terms of this Indenture and the Trust Agreement in accordance with and within the time periods provided for herein and therein. Except as otherwise expressly provided herein or therein, the Issuer shall not waive, amend, modify, supplement or terminate this Indenture, any Indenture Supplement or the Trust Agreement or any provision thereof without the consent of the Holders of a majority of the Outstanding Amount of the Notes of each adversely affected series, class or tranche.

(c) Without derogating from the absolute nature of the assignment granted to the Indenture Trustee under this Indenture or the rights of the Indenture Trustee hereunder, the Issuer agrees (i) that it will not, without the prior written consent of the Indenture Trustee and a majority in Outstanding Amount of the Notes of each affected series, class or tranche, amend, modify, waive, supplement, terminate or surrender, or agree to any amendment, modification, supplement, termination, waiver or surrender of, the terms of any Collateral (except to the extent otherwise provided in this Indenture or the Trust Agreement), or waive timely performance or observance by the Servicer of its obligations under the Pooling and Servicing Agreement; and (ii) that any such amendment, modification, waiver, supplement, termination or surrender shall not (A) increase or reduce in any manner the amount of, or accelerate or delay the timing of, collections of payments on the Receivables or distributions that are required to be made for the benefit of the Noteholders or (B) reduce the aforesaid percentage of the Notes that is required to consent to any such amendment, modification, waiver, supplement, termination or surrender without the consent of the Holders of all the Outstanding Notes. If any such amendment, modification, waiver, supplement, termination or surrender shall be so consented to by the Indenture Trustee and such Noteholders, the Issuer agrees to execute and deliver, in its own name and at its own expense, such agreements, instruments, consents and other documents as are necessary or appropriate in the circumstances.

Section 1114. Issuer May Consolidate, Etc., Only on Certain Terms.

(a) The Issuer shall not consolidate or merge with or into any other Person, unless:

(1) the Person (if other than the Issuer) formed by or surviving such consolidation or merger (i) shall be a Person organized and existing under the laws of the

United States of America or any state or the District of Columbia, (ii) shall not be subject to regulation as an "investment company" under the Investment Company Act and (iii) shall expressly assume, by an Indenture Supplement, executed and delivered to the Indenture Trustee, in a form satisfactory to the Indenture Trustee, the due and punctual payment of the principal of and interest on all Notes and the performance of every covenant of this Indenture on the part of the Issuer to be performed or observed;

(2)   immediately after giving effect to such transaction, no Event of Default or Pay Out Event shall have occurred and be continuing;

(3)   the Issuer shall have delivered to the Indenture Trustee an Officer's Certificate and an Opinion of Counsel each stating that (i) such consolidation or merger and such Indenture Supplement comply with this Section 1114, (ii) all conditions precedent in this Section 1114 relating to such transaction have been complied with (including any filing required by the Securities Exchange Act), and (iii) such Indenture Supplement is duly authorized, executed and delivered and is valid, binding and enforceable against such person;

(4)   the Issuer shall have received written confirmation from each Note Rating Agency that there will be no Ratings Effect with respect to any Outstanding Notes as a result of such consolidation or merger;

(5)   the Issuer shall have received an Opinion of Counsel (and shall have delivered copies thereof to the Indenture Trustee) to the effect that such transaction will not have any material adverse tax consequence to any Noteholder;

(6)   any action that is necessary to maintain the lien and security interest created by this Indenture shall have been taken; and

(7)   such action shall not be contrary to the status of the Issuer as a qualified special purpose entity under existing accounting literature.

(b)   The Issuer shall not convey or transfer any of its properties or assets, including those included in the Collateral, substantially as an entirety to any Person, unless:

(1)   the Person that acquires by conveyance or transfer the properties and assets of the Issuer the conveyance or transfer of which is hereby restricted shall (A) be a United States citizen or a Person organized and existing under the laws of the United States of America or any state or the District of Columbia, (B) expressly assume, by an Indenture Supplement, executed and delivered to the Indenture Trustee, in form satisfactory to the Indenture Trustee, the due and punctual payment of the principal of and interest on all Notes and the performance or observance of every agreement and covenant of this Indenture on the part of the Issuer to be performed or observed, all as provided herein, (C) expressly agree by means of such Indenture Supplement that all right, title and interest so conveyed or transferred shall be subject and subordinate to the rights of Holders of the Notes, (D) unless otherwise provided in such Indenture

Supplement, expressly agree to indemnify, defend and hold harmless the Issuer against and from any loss, liability or expense arising under or related to this Indenture and the Notes, (E) expressly agree by means of such Indenture Supplement that such Person (or if a group of Persons, then one specified Person) shall make all filings with the Commission (and any other appropriate Person) required by the Securities Exchange Act in connection with the Notes and (F) not be an "investment company" as defined in the Investment Company Act;

(2)   immediately after giving effect to such transaction, no Event of Default or Pay Out Event shall have occurred and be continuing;

(3)   the Issuer shall have received written confirmation from each Note Rating Agency that there will be no Ratings Effect with respect to any Outstanding Notes as a result of such conveyance or transfer;

(4)   the Issuer shall have received an Opinion of Counsel (and shall have delivered copies thereof to the Indenture Trustee) to the effect that such transaction will not have any material adverse tax consequence to any Noteholder;

(5)   any action that is necessary to maintain the lien and security interest created by this Indenture shall have been taken; and

(6)   the Issuer shall have delivered to the Indenture Trustee an Officer's Certificate and an Opinion of Counsel each stating that such conveyance or transfer and such Indenture Supplement comply with this Section 1114 and that all conditions precedent herein provided for relating to such transaction have been complied with (including any filing required by the Securities Exchange Act).

Section 1115.   Successor Substituted. Upon any consolidation or merger, or any conveyance or transfer of the properties and assets of the Issuer substantially as an entirety in accordance with Section 1114 hereof, the Person formed by or surviving such consolidation or merger (if other than the Issuer) or the Person to which such conveyance or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under this Indenture with the same effect as if such Person had been named as the Issuer herein. In the event of any such conveyance or transfer, the Person named as the Issuer in the first paragraph of this Indenture or any successor which shall theretofore have become such in the manner prescribed in this Section 1115 shall be released from its obligations under this Indenture as issued immediately upon the effectiveness of such conveyance or transfer, provided that the Issuer shall not be released from any obligations or liabilities to the Indenture Trustee or the Noteholders arising prior to such effectiveness.

Section 1116.   Guarantees, Loans, Advances and Other Liabilities. Except as contemplated by this Indenture or the Trust Agreement, the Issuer shall not make any loan or advance or credit to, or guarantee (directly or indirectly or by an instrument having the effect of assuring another's payment or performance on any obligation or capability of so doing or otherwise), endorse or otherwise become contingently liable, directly or indirectly, in connection

with the obligations, stocks or dividends of, or own, purchase, repurchase or acquire (or agree contingently to do so) any stock, obligations, assets or securities of, or any other interest in, or make any capital contribution to, any other Person.

Section 1117. Capital Expenditures. The Issuer shall not make any expenditure (by long-term or operating lease or otherwise) for capital assets (either realty or personalty).

Section 1118. Restricted Payments. The Issuer shall not, directly or indirectly, (i) pay any dividend or make any distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, to the Owner Trustee or any owner of a beneficial interest in the Issuer or otherwise with respect to any ownership or equity interest or security in or of the Issuer or to the Servicer, (ii) redeem, purchase, retire or otherwise acquire for value any such ownership or equity interest or security or (iii) set aside or otherwise segregate any amounts for any such purpose; provided, however, that the Issuer may make, or cause to be made, (x) distributions as contemplated by, and to the extent funds are available for such purpose under, the Indenture or the Trust Agreement and (y) payments to the Indenture Trustee pursuant to Section 807 hereof. The Issuer will not, directly or indirectly, make payments to or distributions from the Collection Account except in accordance with this Indenture or any Indenture Supplement.

[END OF ARTICLE XI]

ARTICLE XII

EARLY REDEMPTION OF NOTES

Section 1201. Applicability of Article. Unless otherwise specified in the applicable Indenture Supplement related to a series, class or tranche of Notes, pursuant to the terms of this Article, the Issuer will redeem and pay, provided, that funds are available, each affected series, class or tranche of Notes upon the occurrence of any Early Redemption Event. Unless otherwise specified in the applicable Indenture Supplement relating to a series, class or tranche of Notes, or in the form of Notes for such series, class or tranche, the following are "Early Redemption Events":

(a) with respect to any tranche of Notes, the occurrence of the Expected Principal Payment Date of such Note;

(b) the occurrence of any Pay Out Event as defined in the Pooling and Servicing Agreement or any Series 2001-D Pay Out Event as described in the Series 2001-D Supplement;

(c) The Issuer becomes an investment company within the meaning of the Investment Company Act; or

(d) with respect to any series, class or tranche of Notes, any additional Early Redemption Event specified in the Indenture Supplement for such series, class or tranche as applying to such series, class or tranche.

The redemption price of a tranche of Notes so redeemed will equal the Outstanding principal amount of such tranche, plus interest accrued and unpaid to but excluding the date of redemption, the payment of which will be subject to Article V, Article VII and the allocations, deposits and payments sections of the related Indenture Supplement.

If the Issuer is unable to pay the redemption price in full on the Monthly Principal Payment Date following the end of the Monthly Period in which the Early Redemption Event occurs, monthly payments on such tranche of Notes will thereafter be made on each following Monthly Principal Payment Date until the Outstanding principal amount of such tranche, plus all accrued and unpaid interest, is paid in full or the Legal Maturity Date occurs, whichever is earlier, subject to Article V, Article VII and the allocations, deposits and payments sections of the related Indenture Supplement. Any funds in any Supplemental Account for a redeemed tranche will be applied to make the principal and interest payments on that tranche on the redemption date, subject to Article V, Article VII and the allocations, deposits and payments sections of the related Indenture Supplement. Principal payments on redeemed tranches will be made first to the senior-most Notes until paid in full, then to the subordinated Notes until paid in full.

Section 1202. Optional Repurchase. Unless otherwise provided in the applicable Indenture Supplement for a series, class or tranche of Notes, the Transferor (if the Transferor is the Servicer or an Affiliate of the Servicer) has the right, but not the obligation, to redeem a series, class or tranche of Notes in whole but not in part on any day on or after the day on which the aggregate Nominal Liquidation Amount of such series, class or tranche is reduced to less than 5% of its Initial Dollar Principal Amount; provided, however, that if such series, class or tranche of Notes is of a subordinated class, the Transferor will not redeem such Notes if the provisions of the related Indenture Supplement would prevent the payment of such subordinated Note until a level of prefunding of the principal funding sub-accounts for the senior classes of Notes for that series has been reached such that the amount of such deficiency in the required subordination of a senior class of Notes is no longer required to provide subordination protection for the senior classes of that series. If the Transferor elects to redeem a series, class or tranche of Notes, it will cause the Issuer to notify the Holders of such redemption at least thirty (30) days prior to the redemption date. The redemption price of a series, class or tranche so redeemed will equal the Outstanding principal amount of such tranche, plus interest accrued and unpaid or principal accreted and unpaid on such tranche to but excluding the date of redemption.

If the Transferor is unable to pay the redemption price in full on the redemption date, monthly payments on such tranche of Notes will thereafter be made until the Outstanding principal amount of such tranche, plus all accrued and unpaid interest, is paid in full or the Legal Maturity Date occurs, whichever is earlier, subject to Article V, Article VII and the allocations, deposits and payments sections of the related Indenture Supplement.

Section 1203. Notice. Promptly after the occurrence of any Early Redemption Event or a redemption pursuant to Section 1202, the Issuer will notify the Indenture Trustee and the Note Rating Agencies in writing of the identity, Stated Principal Amount and Outstanding Dollar Principal Amount of the affected series, class or tranche of Notes to be redeemed. Notice of redemption will promptly be given as provided in Section 106. All notices of redemption will state (a) the date on which the redemption of the applicable series, class or tranche of Notes pursuant to this Article will begin, which will be the Principal Payment Date next following the end of the Monthly Period in which the applicable Early Redemption Event or redemption pursuant to Section 1202 occurs, (b) the redemption price for such series, class or tranche of Notes, which will be equal to the Outstanding principal amount of such series, class or tranche plus interest accrued or principal accreted and unpaid (if any), the payment of which will be subject to Article V, Article VII and the allocations, deposits and payments sections of the related Indenture Supplement and (c) the series, class or tranche of Notes to be redeemed pursuant to this Article.

[END OF ARTICLE XII]

ARTICLE XIII

COLLATERAL

Section 1301. Recording, Etc.

(a)   The Issuer intends the Security Interest granted pursuant to this Indenture in favor of the Indenture Trustee to be prior to all other liens in respect of the Collateral. Subject to Section 1303, the Issuer will take all actions necessary to obtain and maintain a perfected lien on and security interest in the Collateral in favor of the Indenture Trustee. The Issuer will from time to time execute and deliver all such supplements and amendments hereto and all such financing statements, continuation statements, instruments of further assurance and other instruments, all as prepared by the Issuer, and will take such other action necessary or advisable to:

(i)   grant a Security Interest more effectively in all or any portion of the Collateral;

(ii)   maintain or preserve the Security Interest (and the priority thereof) created by this Indenture or carry out more effectively the purposes hereof;

(iii)   perfect, publish notice of or protect the validity of any grant made or to be made by this Indenture;

(iv)   enforce the Collateral Certificate, the Derivative Agreements and each other instrument or agreement included in the Collateral;

(v)   preserve and defend title to the Collateral and the rights of the Indenture Trustee in such Collateral against the claims of all persons and parties; or

(vi)   pay all taxes or assessments levied or assessed upon the Collateral when due.

(b)   The Issuer will from time to time promptly pay and discharge all financing and continuation statement recording and/or filing fees, charges and taxes relating to this Indenture, any amendments thereto and any other instruments of further assurance. The Issuer hereby designates the Indenture Trustee its agent and attorney-in-fact to execute upon the Issuer's failure to do so, any financing statement, continuation statement or other instrument required by the Indenture Trustee pursuant to this Section 1301.

(c)   Without limiting the generality of clauses (a)(ii) or (a)(iii):

(i)   The Issuer will cause this Indenture, all amendments and supplements hereto and/or all financing statements and continuation statements and any

other necessary documents covering the Indenture Trustee's right, title and interest to the Collateral to be promptly recorded, registered and filed, and at all times to be kept, recorded, registered and filed, all in such manner and in such places as may be required by law fully to preserve and protect the right, title and interest of the Indenture Trustee to all property comprising the Collateral. The Issuer will deliver to the Indenture Trustee file-stamped copies of, or filing receipts for, any document recorded, registered or filed as provided above, as soon as available following such recording, registration or filing.

(ii)   Within 30 days after the Issuer makes any change in its name, identity or corporate structure which would make any financing statement or continuation statement filed in accordance with paragraph (d)(i) seriously misleading within the meaning of Section 9-506 (or any comparable provision) of the UCC, the Issuer will give the Indenture Trustee notice of any such change and will file such financing statements or amendments as may be necessary to continue the perfection of the Indenture Trustee's security interest in the Collateral.

(d)   The Issuer will give the Indenture Trustee prompt notice of any relocation of its chief executive office, place of business or State of location, and any change in the jurisdiction of its organization, and whether, as a result of such relocation or change, the applicable provision of the UCC would require the filing of any amendment of any previously filed financing or continuation statement or of any new financing statement and will file such financing statements or amendments as may be necessary to perfect or to continue the perfection of the Indenture Trustee's security interest in the Collateral. The Issuer will at all times maintain its chief executive office within the United States.

(e)   The duty of the Indenture Trustee to execute any instrument required pursuant to this Section 1301 will arise only if the Indenture Trustee has knowledge of the type described in Section 701(c) of any default of the Issuer in complying with the provisions of this Section 1301.

Section 1302. Trust Indenture Act Requirements. The release of any Collateral from the lien created by this Indenture or the release of, in whole or in part, such liens, will not be deemed to impair the Security Interests in contravention of the provisions hereof if and to the extent the Collateral or liens are released pursuant to the terms hereof. The Indenture Trustee and each of the Noteholders and any applicable Derivative Counterparty acknowledge that a release of Collateral or liens strictly in accordance with the terms hereof will not be deemed for any purpose to be an impairment of the Security Interests in contravention of the terms of this Indenture. To the extent applicable, without limitation, the Issuer and each other obligor on the Notes will cause Section 314(d) of the Trust Indenture Act relating to the release of property or securities from the liens hereof to be complied with. Any certificate or opinion required by Section 314(d) of the Trust Indenture Act may be made by an officer of the appropriate obligor, except in cases in which Section 314(d) of the Trust Indenture Act requires that such certificate or opinion be made by an independent person.

Section 1303. Suits to Protect the Collateral. Subject to the provisions of this Indenture, the Indenture Trustee will have power to institute and to maintain such suits and

proceedings as it may deem expedient to prevent any impairment of the Collateral by any acts which may be unlawful or in violation of this Indenture, and such suits and proceedings as the Indenture Trustee may deem expedient to preserve or protect the interests of the Noteholders and any applicable Derivative Counterparty and the interests of the Indenture Trustee and the Holders of the Notes in the Collateral (including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the Security Interests or be prejudicial to the interests of the Holders of the Notes or the Indenture Trustee). No counterparties to a Derivative Agreement may direct the Indenture Trustee to enforce the Security Interest. Each Derivative Counterparty's rights consist solely of the right to receive collections allocated for its benefit pursuant to the related Indenture Supplement.

Section 1304. Purchaser Protected. In no event will any purchaser in good faith of any property purported to be released hereunder be bound to ascertain the authority of the Indenture Trustee to execute the release or to inquire as to the satisfaction of any conditions required by the provisions hereof for the exercise of such authority or to see to the application of any consideration given by such purchaser or other transferee; nor will any purchaser or other transferee of any property or rights permitted by this Article to be sold be under any obligation to ascertain or inquire into the authority of the Issuer or any other obligor, as applicable, to make any such sale or other transfer.

Section 1305. Powers Exercisable by Receiver or Indenture Trustee. In case the Collateral shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article upon the Issuer or any other obligor, as applicable, with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Issuer or any other obligor, as applicable, or of any officer or officers thereof required by the provisions of this Article.

Section 1306. Determinations Relating to Collateral. In the event (i) the Indenture Trustee shall receive any written request from the Issuer or any other obligor for consent or approval with respect to any matter or thing relating to any Collateral or the Issuer's or any other obligor's obligations with respect thereto or (ii) there shall be due to or from the Indenture Trustee under the provisions hereof any performance or the delivery of any instrument or (iii) the Indenture Trustee shall become aware of any nonperformance by the Issuer or any other obligor of any covenant or any breach of any representation or warranty of the Issuer or any other obligor set forth in this Indenture, then, in each such event, the Indenture Trustee shall be entitled to hire experts, consultants, agents and attorneys to advise the Indenture Trustee on the manner in which the Indenture Trustee should respond to such request or render any requested performance or response to such nonperformance or breach (the expenses of which will be reimbursed to the Agent and the Indenture Trustee pursuant to Section 807). The Indenture Trustee will be fully protected in the taking of any action recommended or approved by any such expert, consultant, agent or attorney or agreed to by the Majority Holders of the Outstanding Notes.

Section 1307.   Release of Collateral.

(a)   Subject to the payment of its fees and expenses pursuant to Section 807, the Indenture Trustee will, at the request of the Issuer or when otherwise required by the provisions of this Indenture, execute instruments to release property from the lien of this Indenture, or convey the Indenture Trustee's interest in the same, in a manner and under circumstances which are not inconsistent with the provisions of this Indenture. No party relying upon an instrument executed by the Indenture Trustee as provided in this Article will be bound to ascertain the Indenture Trustee's authority, inquire into the satisfaction of any conditions precedent or see to the application of any funds.

(b)   Upon delivery of an Officer's Certificate certifying that the Issuer's obligations under this Indenture have been satisfied and discharged by complying with the provisions of this Article, the Indenture Trustee will (i) execute and deliver such releases, termination statements and other instruments (in recordable form, where appropriate) as the Issuer or any other obligor, as applicable, may reasonably request evidencing the termination of the Security Interests created by this Indenture and (ii) not to be deemed to hold the Security Interests for the benefit of the Indenture Trustee, the Noteholders and any applicable Derivative Counterparty.

(c)   The Beneficiary and the Noteholders will be entitled to receive at least ten (10) days written notice when the Indenture Trustee proposes to take any action pursuant to clause (a), accompanied by copies of any instruments involved, and the Indenture Trustee will also be entitled to require, as a condition to such action, an Opinion of Counsel, stating the legal effect of any such action, outlining the steps required to complete the same, and concluding that all conditions precedent to the taking of such action have been complied with. Counsel rendering any such opinion may rely, without independent investigation, on the accuracy and validity of any certificate or other instrument delivered to the Indenture Trustee in connection with any such action.

Section 1308.   Certain Actions by Indenture Trustee. Any action taken by the Indenture Trustee pursuant to this Article in respect of the release of Collateral will be taken by the Indenture Trustee as its interest in such Collateral may appear, and no provision of this Article is intended to, or will, excuse compliance with any provision hereof.

Section 1309.   Opinions as to Collateral.

(a)   On the Effective Date, the Issuer will furnish to the Indenture Trustee an Opinion of Counsel either stating that, in the opinion of such counsel, such action has been taken with respect to the recording and filing of this Indenture, any indentures supplemental hereto, and any other requisite documents, and with respect to the execution and filing of any financing statements and continuation statements, as are necessary to perfect and maintain the perfection of the Security Interest granted by this Indenture in favor of the Indenture Trustee and reciting the details of such action, or stating that, in the opinion of such counsel, no such action is necessary to make such lien and security interest perfected.

(b)   On or before March 31 in each calendar year, beginning in [2016], the Issuer will furnish to the Indenture Trustee an Opinion of Counsel with respect to each Uniform Commercial Code financing statement which has been filed by the Issuer either stating that, (i) in the opinion of such counsel, such action has been taken with respect to the recording, filing, re-recording and refiling of this Indenture, any indentures supplemental hereto and any other requisite documents and with respect to the execution and filing of any financing statements and continuation statements as is necessary to maintain the first priority lien and Security Interest created by this Indenture and reciting the details of such action or (ii) in the opinion of such counsel no such action is necessary to maintain such lien and Security Interest. Such Opinion of Counsel will also describe the recording, filing, re-recording and refiling of this Indenture, any indentures supplemental hereto and any other requisite documents and the execution and filing of any financing statements and continuation statements that will, in the opinion of such counsel, be required to maintain the lien and Security Interest of this Indenture until March 31 in the following calendar year.

Section 1310. Delegation of Duties. The Issuer may contract with or appoint other Persons (including the Beneficiary and its Affiliates) to assist it in performing its duties under this Indenture, and any performance of such duties by a Person identified to the Indenture Trustee in an Officer's Certificate will be deemed to be action taken by the Issuer.

[END OF ARTICLE XIII]

ARTICLE XIV

MISCELLANEOUS

Section 1401. No Petition. To the fullest extent permitted by applicable law, the Indenture Trustee, by entering into this Indenture, each Derivative Counterparty, by designating that the obligations of the Issuer pursuant to the applicable Derivative Agreement are secured by the Collateral, and each Noteholder, by accepting a Note, agrees that it will not at any time institute against the Transferor, the Master Trust or the Issuer, or join in any institution against the Transferor, the Master Trust or the Issuer of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any United States Federal or state bankruptcy or similar law in connection with any obligations relating to the Notes, this Indenture or any Derivative Agreement.

Section 1402. Trust Obligations. No recourse may be taken, directly or indirectly, with respect to the obligations of the Issuer on the Notes or under this Indenture or any certificate or other writing delivered in connection herewith or therewith, against (i) the Owner Trustee in its individual capacity, (ii) any owner of a beneficial interest in the Issuer or (iii) any partner, owner, beneficiary, agent, officer, director, employee or agent of the Owner Trustee in its individual capacity, any holder of a beneficial interest in the Issuer or the Owner Trustee or of any successor or assign of the Owner Trustee in its individual capacity, except as any such Person may have expressly agreed (it being understood that the Owner Trustee has no such obligations in its individual capacity).

Section 1403. Limitations on Liability.

(a) It is expressly understood and agreed by the parties hereto that (i) this Indenture is executed and delivered by the Beneficiary not individually or personally but solely as Beneficiary, in the exercise of the powers and authority conferred and vested in it, (ii) each of the representations, undertakings and agreements herein made on the part of the Issuer is made and intended not as a personal representation, undertaking or agreement by the Beneficiary but is made and intended for the purpose of binding only the Issuer, (iii) nothing herein contained will be construed as creating any liability on the Beneficiary individually or personally, to perform any covenant of the Issuer either expressed or implied contained herein, all such liability, if any, being expressly waived by the parties to this Indenture and by any Person claiming by, through or under them and (iv) under no circumstances will the Beneficiary be personally liable for the payment of any indebtedness or expenses of the Issuer or be liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken by the Issuer under this Indenture or any related documents.

(b) None of the Indenture Trustee, the Owner Trustee, the Transferor, the Servicer, the Account Owner, the Beneficiary, or any other beneficiary of the Issuer or any of their respective officers, directors, employers or agents will have any liability with respect to this

Indenture, and recourse may be had solely to the Collateral pledged to secure the Notes issued by BA Credit Card Trust.

Section 1404. Tax Treatment. The Issuer and the Noteholders agree that the Notes are intended to be debt of the Transferor for federal, state and local income and franchise tax purposes and agree to treat the Notes accordingly for all such purposes, unless otherwise required by a taxing authority.

Section 1405. Actions Taken by the Issuer. Any and all actions that are to be taken by the Issuer may be taken by either the Beneficiary or the Owner Trustee on behalf of the Issuer.

Section 1406. Alternate Payment Provisions. Notwithstanding any provision of this Indenture or any of the Notes to the contrary, the Issuer, with the written consent of the Indenture Trustee, may enter into any agreement with any Holder of a Note providing for a method of payment or notice that is different from the methods provided for in this Indenture for such payments or notices. The Issuer will furnish to the Indenture Trustee a copy of each such agreement and the Indenture Trustee will cause payments or notices, as applicable, to be made in accordance with such agreements.

Section 1407. Termination of Issuer. The Issuer and the respective obligations and responsibilities of the Indenture Trustee created hereby (other than the obligation of the Indenture Trustee to make payments to Noteholders as hereinafter set forth) shall terminate, except with respect to the duties described in Section 1408(b), as provided in the Trust Agreement.

Section 1408. Final Distribution.

(a)   The Transferor shall give the Indenture Trustee at least thirty (30) days prior written notice of the Payment Date on which the Noteholders of any series, class or tranche may surrender their Notes for payment of the final distribution on and cancellation of such Notes. Not later than the fifth day of the month in which the final distribution in respect of such Series or Class is payable to Noteholders, the Indenture Trustee shall provide notice to Noteholders of such series, class or tranche specifying (i) the date upon which final payment of such series, class or tranche will be made upon presentation and surrender of Notes of such series, class or tranche at the office or offices therein designated, (ii) the amount of any such final payment and (iii) that the Record Date otherwise applicable to such payment date is not applicable, payments being made only upon presentation and surrender of such Notes at the office or offices therein specified (which, in the case of Bearer Notes, shall be outside the United States). The Indenture Trustee shall give such notice to the Note Registrar and the Paying Agent at the time such notice is given to Noteholders.

(b)   Notwithstanding a final distribution to the Noteholders of any series, class or tranche (or the termination of the Issuer), except as otherwise provided in this paragraph, all funds then on deposit in any Account allocated to such Noteholders shall continue to be held in trust for the benefit of such Noteholders, and the Paying Agent or the Indenture Trustee shall pay

such funds to such Noteholders upon surrender of their Notes, if certificated. In the event that all such Noteholders shall not surrender their Notes for cancellation within six (6) months after the date specified in the notice from the Indenture Trustee described in paragraph (a), the Indenture Trustee shall give a second notice to the remaining such Noteholders to surrender their Notes for cancellation and receive the final distribution with respect thereto (which surrender and payment, in the case of Bearer Notes, shall be outside the United States). If within one year after the second notice all such Notes shall not have been surrendered for cancellation, the Indenture Trustee may take appropriate steps, or may appoint an agent to take appropriate steps, to contact the remaining such Noteholders concerning surrender of their Notes, and the cost thereof shall be paid out of the funds in the Collection Account or any Supplemental Account held for the benefit of such Noteholders. The Indenture Trustee and the Paying Agent shall pay to the Issuer any monies held by them for the payment of principal or interest that remains unclaimed for two (2) years. After payment to the Issuer, Noteholders entitled to the money must look to the Issuer for payment as general creditors unless an applicable abandoned property law designates another Person.

Section 1409. Termination Distributions. Upon the termination of the Issuer pursuant to the terms of the Trust Agreement, the Indenture Trustee shall release, assign and convey to the Beneficiary or any of its designees, without recourse, representation or warranty, all of its right, title and interest in the Collateral, whether then existing or thereafter created, all monies due or to become due and all amounts received or receivable with respect thereto (including all moneys then held in any Issuer Account) and all proceeds thereof, except for amounts held by the Indenture Trustee pursuant to Section 1408(b). The Indenture Trustee shall execute and deliver such instruments of transfer and assignment as shall be provided to it, in each case without recourse, as shall be reasonably requested by the Beneficiary to vest in the Beneficiary or any of its designees all right, title and interest which the Indenture Trustee had in the Collateral and such other property.

Section 1410. Derivative Counterparty as Third-Party Beneficiary. Each Derivative Counterparty is a third-party beneficiary of this Indenture to the extent specified in the applicable Derivative Agreement or Indenture Supplement.

[END OF ARTICLE XIV]

ARTICLE XV

COMPLIANCE WITH REGULATION AB

Section 1501. <u>Intent of the Parties; Reasonableness</u>. The Transferor and the Indenture Trustee acknowledge and agree that the purpose of this <u>Article XV</u> is to facilitate compliance by the Transferor with the provisions of Regulation AB and related rules and regulations of the Commission. The Transferor shall not exercise its right to request delivery of information or other performance under these provisions other than in good faith, or for purposes other than the Transferor's compliance with the Securities Act, the Securities Exchange Act and the rules and regulations of the Commission thereunder (or the provision in a private offering of disclosure comparable to that required under the Securities Act). The Indenture Trustee agrees to cooperate in good faith with any reasonable request by the Transferor for information regarding the Indenture Trustee which is required in order to enable the Transferor to comply with the provisions of Items 1109(a)(1), 1109(a)(2), 1117, 1118, 1119 and 1122 of Regulation AB as it relates to the Indenture Trustee or to the Indenture Trustee's obligations under this Indenture or any Indenture Supplement.

Section 1502. <u>Additional Representations and Warranties of the Indenture Trustee</u>. The Indenture Trustee shall be deemed to represent to the Transferor, as of the date on which information is provided to the Transferor under <u>Section 1503</u> that, except as disclosed in writing to the Transferor prior to such date: (i) neither the execution or the delivery by the Indenture Trustee of this Indenture or any Indenture Supplement, the performance by the Indenture Trustee of its obligations under this Indenture or any Indenture Supplement nor the consummation of any of the transactions by the Indenture Trustee contemplated thereby, is in violation of any indenture, mortgage, bank credit agreement, note or bond purchase agreement, long-term lease, license or other agreement or instrument to which the Indenture Trustee is a party or by which it is bound, which violation would have a material adverse effect on the Indenture Trustee's ability to perform its obligations under this Indenture or any Indenture Supplement, or of any judgment or order applicable to the Indenture Trustee; and (ii) there are no proceedings pending or threatened against the Indenture Trustee in any court or before any governmental authority, agency or arbitration board or tribunal which, individually or in the aggregate, would have a material adverse effect on the right, power and authority of the Indenture Trustee to enter into this Indenture or any Indenture Supplement or to perform its obligations under this Indenture or any Indenture Supplement.

Section 1503. <u>Information to Be Provided by the Indenture Trustee</u>. The Indenture Trustee shall (i) on or before the final Business Day of each month, provide to the Transferor, in writing, such information regarding the Indenture Trustee as is requested for the purpose of compliance with Item 1117 of Regulation AB, and (ii) as promptly as practicable following notice to or discovery by the Indenture Trustee of any changes to such information, provide to the Transferor, in writing, such updated information.

(a) The Indenture Trustee shall (i) on or before the final Business Day of each January, April, July and October, provide to the Transferor such information

regarding the Indenture Trustee as is requested for the purpose of compliance with Items 1103(a)(1), 1109(a)(1), 1109(a)(2), 1118 and 1119 of Regulation AB, and (ii) as promptly as practicable following notice to or discovery by the Indenture Trustee of any changes to such information, provide to the Transferor, in writing, such updated information. Such information shall include, at a minimum:

(A)   the Indenture Trustee's name and form of organization;

(B)   a description of the extent to which the Indenture Trustee has had prior experience serving as a trustee for asset-backed securities transactions involving credit card receivables;

(C)   a description of any affiliation or relationship between the Indenture Trustee and any of the following parties to a Securitization Transaction, as such parties are identified to the Indenture Trustee by the Transferor in writing in advance of such Securitization Transaction:

(1)   the sponsor;
(2)   any depositor;
(3)   the issuing entity;
(4)   any servicer;
(5)   any trustee;
(6)   any originator;
(7)   any significant obligor;
(8)   any enhancement or support provider; and
(9)   any other material transaction party.

In connection with the above-listed parties, a description of whether there is, and if so the general character of, any business relationship, agreement, arrangement, transaction or understanding that is entered into outside the ordinary course of business or is on terms other than would be obtained in an arm's length transaction with an unrelated third party, apart from the asset-backed securities transaction, that currently exists or that existed during the past two years and that is material to an investor's understanding of the asset-backed securities.

Section 1504. Report on Assessment of Compliance and Attestation. On or before the 60th day following the end of each fiscal year for the Issuer, commencing with the fiscal year ending [December 31, 2015], the Indenture Trustee shall:

(i)   deliver to the Transferor and the Servicer a report regarding the Indenture Trustee's assessment of compliance with the Servicing Criteria during the immediately preceding fiscal year (or, with respect to the report delivered in 2016, for the period from and including July 1, 2015 through and including December 31, 2015), as required under Rules 13a-18 and 15d-18 of the Securities Exchange Act and Item 1122 of Regulation AB. Such report shall be addressed to the Transferor and the Servicer and signed by an authorized officer of the

Indenture Trustee, and shall address each of the Servicing Criteria specified in Exhibit F hereto or such criteria as mutually agreed upon by the Transferor, the Servicer and the Indenture Trustee;

(ii)   deliver to the Transferor and the Servicer a report of a registered public accounting firm reasonably acceptable to the Transferor and the Servicer that attests to, and reports on, the assessment of compliance made by the Indenture Trustee and delivered pursuant to the preceding paragraph. Such attestation shall be in accordance with Rules 1-02(a)(3) and 2-02(g) of Regulation S-X under the Securities Act and the Securities Exchange Act; and

(iii)   deliver to the Transferor, the Servicer and any other Person that will be responsible for signing the certification (a "Sarbanes Certification") required by Rules 13a-14(d) and 15d-14(d) under the Securities Exchange Act (pursuant to Section 302 of the Sarbanes-Oxley Act of 2002) on behalf of the Issuer, the Master Trust, the Servicer or the Transferor with respect to a Securitization Transaction a certification substantially in the form attached hereto as Exhibit E or such form as mutually agreed upon by the Transferor, the Servicer and the Indenture Trustee.

The Indenture Trustee acknowledges that the parties identified in clause (iii) above may rely on the certification provided by the Indenture Trustee pursuant to such clause in signing a Sarbanes Certification and filing such with the Commission.

Section 1505. Investor Communication. In the event either the Issuer or the Indenture Trustee receives a request from any Person to communicate with a Note Owner or Certificate Owner (as defined in the Pooling and Servicing Agreement), the Issuer or the Indenture Trustee, as applicable, shall promptly report such request to the Servicer and the Transferor, and shall provide: the name of the Person making such request; the date the Issuer or the Indenture Trustee, as applicable, received such request; to the extent known, a description of the method Note Owners or Certificate Owners may use to contact the Person making such request; and copies of any documentation the Issuer or the Indenture Trustee, as applicable, receives in connection with such request that serves to verify the identity of the Person making such request as a Note Owner.

[END OF ARTICLE XV]

ARTICLE XVI

INDENTURE SUPPLEMENTS AND TERMS DOCUMENTS

Section 1601. Qualified Accounts. Notwithstanding any statement in an Indenture Supplement or Terms Document to the contrary, any Qualified Account that is established pursuant to an Indenture Supplement or Terms Document listed on Schedule 1 attached hereto must be established with a Qualified Institution (other than BANA or the Transferor) that is acting as a securities intermediary.

[END OF ARTICLE XIV]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

BA CREDIT CARD TRUST,
    by BA Credit Card Funding, LLC,
    as Beneficiary

By: _____
    Name:
    Title:

THE BANK OF NEW YORK MELLON, as
    Indenture Trustee and not in its individual
    capacity

By: _____
    Name:
    Title:

Acknowledged and Accepted:

BANK OF AMERICA,
    NATIONAL ASSOCIATION,
    as Servicer

By:_____
    Name:
    Title:

[Signature Page to Fourth Amended and Restated Indenture]

STATE OF _____)
)ss:
COUNTY OF _____)

        On _____ __, 2015 before me personally came _____, to me known, who, being by me duly sworn, did depose and say that he resides at _____; that he is a _____ of BA Credit Card Funding, LLC, acting not in its individual capacity but solely as Beneficiary of the BA Credit Card Trust, one of the parties described in and which executed the above instrument; that he knows the corporate seal of the Beneficiary; that the seal affixed to that instrument is such corporate seal; that it was affixed by authority of the board of directors of the corporation; and that he signed his name thereto by like authority.

_____
Name

_____
[Notarial Seal]

STATE OF NEW YORK   )

)ss:

COUNTY OF NEW YORK)

On _____ __, 2015, before me personally came _____, to me known, who, being by me duly sworn, did depose and say that she resides at _____; that she is _____ of The Bank of New York Mellon, one of the parties described in and which executed the above instrument; and that she signed her name thereto by authority of the board of directors of the corporation.

_____

Name

_____

[Notarial Seal]

[FORM OF] PAYMENT INSTRUCTION

BANK OF AMERICA, NATIONAL ASSOCIATION

———————————————————————————

BA CREDIT CARD TRUST

———————————————————————————

Unless otherwise indicated, capitalized terms used in this Payment Instruction have their respective meanings set forth in the Indenture; provided, that the "preceding Monthly Period" shall mean the Monthly Period immediately preceding the calendar month in which this Payment Instruction is delivered. This Payment Instruction is delivered pursuant to Section 908 of the Indenture.

The date of this Payment Instruction is a Transfer Date under the Pooling and Servicing Agreement.

I   Allocations of Available Funds:

A.   Available Funds paid to Series [_____] .... $_____

[B.   Available Funds paid to Series [_____] .... $_____

C.   Available Funds paid to Series [_____] .... $_____

                                                                            Total: $_____]

II.   Allocations of Available Principal Amounts:

A.   Available Principal Amounts paid to Series [_____].............................. $_____

[B.   Available Principal Amounts paid to Series [_____].............................. $_____

C.   Available Principal Amounts paid to Series [_____].............................. $_____

                                                                            Total: $_____]

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Payment Instruction this _____ day of _____, _____.


BANK OF AMERICA, NATIONAL ASSOCIATION, as Servicer

By: _____
    Name:
    Title:


BANK OF AMERICA, NATIONAL ASSOCIATION

BA CREDIT CARD TRUST

*   A separate schedule is to be attached for each series, with appropriate changes and additions to reflect the specifics of the related Indenture Supplement.

[FORM OF] MONTHLY NOTEHOLDERS' STATEMENT

Date: _____ ___, _____

BA CREDIT CARD TRUST
MONTHLY PERIOD ENDING _____ ___, _____

Reference is made to the Fifth Amended and Restated Series 2001-D Supplement (the "Series 2001-D Supplement"), dated as of [November 23, 2015], among BA Credit Card Funding, LLC, as Transferor, Bank of America, National Association (successor by merger to FIA Card Services, National Association), a national banking association (the "Bank"), as Servicer, and The Bank of New York Mellon, as Trustee, and the Fourth Amended and Restated Indenture (the "Indenture"), dated as of [November 23, 2015], between BA Credit Card Trust, as Issuer, and The Bank of New York Mellon, as Indenture Trustee. Terms used herein and not defined herein have the meanings ascribed to them in the Series 2001-D Supplement, the Indenture and the related Indenture Supplements, as applicable.

The following computations are prepared with respect to the Transfer Date of _____ ___, _____ and with respect to the performance of the Trust during the related Monthly Period.

A.   Reductions of and Increases to Nominal Liquidation Amount:

Series	Nominal Liquidation Amount for prior Monthly Period	Increases from accretions on Principal for Discount Notes	Increases from amounts withdrawn from the Principal Funding sub-Account in respect of Prefunding Excess Amount	Reimburse-ments from Available Funds	Reductions due to reallocations of Available Principal Funds	Reductions due to Investor Charge-Offs	Reductions due to amounts on deposit in the Principal Funding sub-Account	Current Nominal Liquidation Amount
[Series [___]								
[Series [___]								

[Total:]

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Monthly Noteholders' Statement this ___th day of _____, _____.

BANK OF AMERICA, NATIONAL
ASSOCIATION, as Servicer

By: _____
    Name:
    Title:

Schedule to Monthly Noteholders' Statement*

BANK OF AMERICA, NATIONAL ASSOCIATION

———————————————————————————————

BA CREDIT CARD TRUST

———————————————————————————————

*   A separate schedule is to be attached for each series, with appropriate changes and additions to reflect the specifics of the related Indenture Supplement.

EXHIBIT C

[FORM OF] INVESTMENT LETTER

[Date]

The Bank of New York Mellon
as Indenture Trustee,
101 Barclay Street
Floor 7 West
New York, New York 10286
Attention: Corporate Trust Department

BA Credit Card Trust
c/o BA Credit Card Funding, LLC
Hearst Tower, 214 North Tryon Street
Suite # 21-39, NC1-027-21-04
Charlotte, North Carolina 28255
Attention: Scott McCarthy

Re: Purchase of $_____* principal amount of BA
Credit Card Trust, Series [·], Class [·] Notes

Ladies and Gentlemen:

In connection with our purchase of the above Notes (the "Notes") we confirm that:

(1)   We understand that the Notes are not being registered under the Securities Act of 1933, as amended (the "Securities Act"), and are being sold to us in a transaction that is exempt from the registration requirements of the Securities Act.

(2)   Any information we desire concerning the Notes or any other matter relevant to our decision to purchase the Notes is or has been made available to us.

(3)   We have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Notes, and we (and any account for which we are purchasing under paragraph (iv) below) are able to bear the economic risk of an investment in the Notes. We (and any account for which we are purchasing under paragraph (iv) below) are an "accredited investor" (as such term is defined in Rule 501(a)(1), (2) or (3) of Regulation D under the Securities Act).

---

* Not less than $250,000 minimum principal amount.

(4)   We are acquiring the Notes for our own account or for accounts as to which we exercise sole investment discretion and not with a view to any distribution of the Notes, subject, nevertheless, to the understanding that the disposition of our property shall at all times be and remain within our control;

(5)   We agree that the Notes must be held indefinitely by us unless subsequently registered under the Securities Act or an exemption from any registration requirements of the Securities Act and any applicable state securities law is available;

(6)   We agree that in the event that at some future time we wish to dispose of or exchange any of the Notes (such disposition or exchange not being currently foreseen or contemplated), we will not transfer or exchange any of the Notes unless:

(a)(i)   the sale is of at least U.S. $250,000 principal amount of Notes to an Eligible Purchaser (as defined below), (ii) a letter to substantially the same effect as paragraphs (1), (2), (3), (4), (5) and (6) of this letter is executed promptly by the purchaser and (3) all offers or solicitations in connection with the sale, whether directly or through any agent acting on our behalf, are limited only to Eligible Purchasers and are not made by means of any form of general solicitation or general advertising whatsoever; or

(b)   the Notes are transferred pursuant to Rule 144 under the Securities Act by us after we have held them for more than three years; or

(c)   the Notes are sold in any other transaction that does not require registration under the Securities Act and, if the Issuer, the Servicer, the Trustee or the Note Registrar so requests, we theretofore have furnished to such party an opinion of counsel satisfactory to such party, in form and substance satisfactory to such party, to such effect; or

(d)   the Notes are transferred pursuant to an exception from the registration requirements of the Securities Act under Rule 144A under the Securities Act; and

(7)   We understand that the Notes will bear a legend to substantially the following effect:

"THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NEITHER THIS NOTE NOR ANY PORTION HEREOF MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE REGISTRATION PROVISIONS OF THE SECURITIES ACT AND ANY APPLICABLE PROVISIONS OF ANY STATE BLUE SKY OR SECURITIES LAWS OR PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH PROVISIONS. THE TRANSFER OF THIS

NOTE IS SUBJECT TO CERTAIN CONDITIONS SET FORTH IN THE INDENTURE REFERRED TO HEREIN."

This legend may be removed if the Issuer, the Trustee and the Note Registrar have received an opinion of counsel satisfactory to them, in form and substance satisfactory to them, to the effect that the legend may be removed.

"Eligible Purchaser" means either an Eligible Dealer or a corporation, partnership or other entity which we have reasonable grounds to believe and do believe can make representations with respect to itself to substantially the same effect as the representations set forth herein. "Eligible Dealer" means any corporation or other entity the principal business of which is acting as a broker and/or dealer in securities. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Fourth and Amended and Restated Indenture dated as of [November 23, 2015], between BA Credit Card Trust and The Bank of New York Mellon, as indenture trustee.

Very truly yours,

_____
(Name of Purchaser)

By _____
   (Authorized officer)

[FORM OF] CLEARANCE SYSTEM CERTIFICATE
TO BE GIVEN TO THE TRUSTEE BY
EUROCLEAR OR CLEARSTREAM, LUXEMBOURG FOR
DELIVERY OF DEFINITIVE NOTES IN EXCHANGE FOR A PORTION OF A
TEMPORARY GLOBAL NOTE

BA CREDIT CARD TRUST,
Series [·], Class [·] Notes
[Insert title or sufficient description of Notes to be delivered]

We refer to that portion of the Temporary Global Note in respect of the BAseries, Class [·] Notes to be exchanged for definitive Notes (the "Submitted Portion") pursuant to this certificate (the "Notes") as provided in the Fourth Amended and Restated Indenture dated as of [November 23, 2015], (as amended and supplemented, the "Indenture") in respect of such issue. This is to certify that (i) we have received a certificate or certificates, in writing or by tested telex, with respect to each of the persons appearing in our records as being entitled to a beneficial interest in the Submitted Portion and with respect to such person's beneficial interest either (a) from such person, substantially in the form of Exhibit D-2 to the Indenture Supplement, or (b) from _____ ____, _____, substantially in the form of Exhibit D-3 to the Indenture Supplement, and (ii) the Submitted Portion includes no part of the Temporary Global Note excepted in such certificates.

We further certify that as of the date hereof we have not received any notification from any of the persons giving such certificates to the effect that the statements made by them with respect to any part of the Submitted Portion are no longer true and cannot be relied on as of the date hereof.

We understand that this certificate is required in connection with certain securities and tax laws in the United States of America. If administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you to produce this certificate or a copy hereof to any interested party in such proceedings.

Dated: _____ ____, _____* [_____
as operator of the Euroclear System]
[Clearstream, Luxembourg]

By_____

_____
* To be dated on the date of the proposed exchange.

[FORM OF] CERTIFICATE TO BE DELIVERED TO
EUROCLEAR OR CLEARSTREAM, LUXEMBOURG
BY [·] WITH RESPECT TO REGISTERED NOTES SOLD TO QUALIFIED
INSTITUTIONAL BUYERS

BA CREDIT CARD TRUST,
Series [·], Class [·] Notes

In connection with the initial issuance and placement of the Series [·], Class [·] Notes (the "Notes"), an institutional investor in the United States (an "institutional investor") is purchasing [U.S.$/(pound)/(U)/SF] aggregate principal amount of the Notes hold in our account at [_____, as operator of the Euroclear System] [Clearstream, Luxembourg] on behalf of such investor.

We reasonably believe that such institutional investor is a qualified institutional buyer as such term is defined under Rule 144A of the Securities Act of 1933, as amended.

[We understand that this certificate is required in connection with United States laws. We irrevocably authorize you to produce this certificate or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered by this certificate.]

The Definitive Notes in respect of this certificate are to be issued in registered form in the minimum denomination of [U.S.$/(pound)/(U)/SF] and such Definitive Notes (and, unless the Indenture or terms document relating to the Notes otherwise provides, any Notes issued in exchange or substitution for or on registration of transfer of Notes) shall bear the following legend:

"THIS NOTE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933. NEITHER THIS NOTE NOR ANY PORTION HEREOF MAY BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES OR TO U.S. PERSONS (EACH AS DEFINED HEREIN), EXCEPT IN COMPLIANCE WITH THE REGISTRATION PROVISIONS OF SUCH ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION PROVISIONS. THE TRANSFER OF THIS NOTE IS SUBJECT TO CERTAIN CONDITIONS SET FORTH IN THE INDENTURE REFERRED TO HEREIN. THIS NOTE CANNOT BE EXCHANGED FOR A BEARER NOTE."

Dated: _____ ____, _____   [   ]
                                                       By_____
                                                       Authorized officer

[FORM OF] CERTIFICATE TO BE DELIVERED
TO EUROCLEAR OR CLEARSTREAM, LUXEMBOURG
BY A BENEFICIAL OWNER
OF NOTES, OTHER THAN A QUALIFIED INSTITUTIONAL BUYER

BA CREDIT CARD TRUST,
Series [·], Class [·] Notes

This is to certify that as of the date hereof and except as provided in the third paragraph hereof, the Series [·], Class [·] Notes held by you for our account (the "Notes") (i) are owned by a person that is a United States person, or (ii) are owned by a United States person that is (A) the foreign branch of a United States financial institution (as defined in U.S. Treasury Regulations Section 1.165-12(c)(1)(v)) (a "financial institution") purchasing for its own account or for resale, or (B) a United States person who acquired the Notes through the foreign branch of a financial institution and who holds the Notes through the financial institution on the date hereof (and in either case (A) or (B), the financial institution hereby agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (iii) are owned by a financial institution for purposes of resale during the Restricted Period (as defined in U.S. Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)). In addition, financial institutions described in clause (iii) of the preceding sentence (whether or not also described in clause (i) or (ii)) certify that they have not acquired the Notes for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

We undertake to advise you by tested telex if the above statement as to beneficial ownership is not correct on the date of delivery of the Notes in bearer form with respect to such of the Notes as then appear in your books as being held for our account.

This certificate excepts and does not relate to [U.S.$/(pound)/(U)/SF] principal amount of Notes held by you for our account, as to which we are not yet able to certify beneficial ownership. We understand that delivery of Definitive Notes in such principal amount cannot be made until we are able to so certify.

We understand that this certificate is required in connection with certain securities and tax laws in the United States of America. If administrative or legal proceedings are commenced or threatened in connection with which this certificate is or would be relevant, we irrevocably authorize you to produce this certificate or a copy hereof to any interested party in such proceedings. As used herein, "United States" means the United States of America, including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction; and "United States Person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, or any political subdivision thereof, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

Dated: _____ ____, _____*   By_____
                                          Name:

        As, or as agent for, the beneficial owner(s) of the interest in the Notes to which this certificate relates.

---

* This certificate must be dated on the earlier of the date of the first payment of interest in respect of the Notes and the date of the delivery of the Notes in definitive form.

FORM OF ANNUAL CERTIFICATION

Re: The Fourth Amended and Restated Indenture dated as of [November 23, 2015] (as amended, supplemented or otherwise modified from time to time, the "Agreement"), between BA Credit Card Trust and The Bank of New York Mellon

I, _____, the _____ of [NAME OF COMPANY] (the "Company"), certify to BA Credit Card Funding, LLC (the "Transferor") and Bank of America, National Association (the "Servicer"), and their respective officers, with the knowledge and intent that they will rely upon this certification, that:

(1)   I have reviewed the report on assessment of the Company's compliance provided in accordance with Rules 13a-18 and 15d-18 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Item 1122 of Regulation AB (the "Servicing Assessment"), and the registered public accounting firm's attestation report provided in accordance with Rules 13a-18 and 15d-18 under the Exchange Act and Section 1122(b) of Regulation AB (the "Attestation Report") that were delivered by the Company to the Transferor and the Servicer pursuant to the Agreement (collectively, the "Company Information");

(2)   To the best of my knowledge, the Company Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in the light of the circumstances under which such statements were made, not misleading with respect to the period of time covered by the Company Information;

(3)   To the best of my knowledge, all of the Company Information required to be provided by the Company under the Agreement has been provided to the Transferor and the Servicer; and

(4)   To the best of my knowledge, except as disclosed in the Compliance Statement, the Servicing Assessment or the Attestation Report, the Company has fulfilled its obligations under the Agreement.

Date: _____

By: _____
Name:
Title:

SERVICING CRITERIA TO BE ADDRESSED IN ASSESSMENT OF COMPLIANCE

The assessment of compliance to be delivered by the Indenture Trustee shall address, at a minimum, the criteria identified as below as "Applicable Servicing Criteria":

Servicing Criteria		Applicable Servicing Criteria
Reference	**Criteria**	
	General Servicing Considerations	
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.	
1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party's performance and compliance with such servicing activities.	
1122(d)(1)(iii)	Any requirements in the transaction agreements to maintain a back-up servicer for the credit card accounts or accounts are maintained.	
1122(d)(1)(iv)	A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.	
1122(d)(1)(v)	Aggregation of information, as applicable, is mathematically accurate and the information conveyed accurately reflects the information.	
	Cash Collection and Administration	
1122(d)(2)(i)	Payments on credit card accounts are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.	√
1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.	√
1122(d)(2)(iii)	Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.	
1122(d)(2)(iv)	The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of overcollateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.	√
1122(d)(2)(v)	Each custodial account is maintained at a federally insured depository institution as set forth in the transaction agreements. For purposes of this criterion, "federally insured depository institution" with respect to a foreign financial institution means a foreign financial institution that meets the requirements of	

Servicing Criteria		Applicable Servicing Criteria
Reference	**Criteria**	
	Rule 13k-1(b)(1) of the Securities Exchange Act.	

Servicing Criteria		Applicable Servicing Criteria
Reference	**Criteria**	
1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.	
1122(d)(2)(vii)	Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.	
	Investor Remittances and Reporting	
1122(d)(3)(i)	Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors' or the trustee's records as to the total unpaid principal balance and number of credit card accounts serviced by the Servicer.	
1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.	√
1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Servicer's investor records, or such other number of days specified in the transaction agreements.	√
1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.	√
	Pool Asset Administration	
1122(d)(4)(i)	Collateral or security on credit card accounts is maintained as required by the transaction agreements or related asset pool documents.	
1122(d)(4)(ii)	Account and related documents are safeguarded as required by the transaction agreements	√

Servicing Criteria		Applicable Servicing Criteria
Reference	**Criteria**	
1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the transaction agreements.	
1122(d)(4)(iv)	Payments on credit card accounts, including any payoffs, made in accordance with the related credit card accounts documents are posted to the Servicer's obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related asset pool documents.	
1122(d)(4)(v)	The Servicer's records regarding the accounts and the accounts agree with the Servicer's records with respect to an obligor's unpaid principal balance.	
1122(d)(4)(vi)	Changes with respect to the terms or status of an obligor's account (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents.	
1122(d)(4)(vii)	Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.	
1122(d)(4)(viii)	Records documenting collection efforts are maintained during the period an Account is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity's activities in monitoring delinquent Accounts including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).	
1122(d)(4)(ix)	Adjustments to interest rates or rates of return for Accounts with variable rates are computed based on the related Account documents.	
1122(d)(4)(x)	Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor's Account documents, on at least an annual basis, or such other period specified in the transaction agreements; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable Account documents and state laws; and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related Accounts, or such other number of days specified in the transaction agreements.	
1122(d)(4)(xi)	Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.	

F-3

Servicing Criteria		Applicable Servicing Criteria
Reference	**Criteria**	
1122(d)(4)(xii)	Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the servicer's funds and not charged to the obligor, unless the late payment was due to the obligor's error or omission.	
1122(d)(4)(xiii)	Disbursements made on behalf of an obligor are posted within two business days to the obligor's records maintained by the servicer, or such other number of days specified in the transaction agreements.	
1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.	
1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the transaction agreements.	

[NAME OF INDENTURE TRUSTEE]

Date:_____

By:_____
Name:
Title:

F-4

Indenture Supplement

Third Amended and Restated BAseries Indenture Supplement, dated as of [November 23, 2015]

Terms Documents
Class A(2001-Emerald) Terms Document, dated as of August 15, 2001
Class A(2004-3) Terms Document, dated as of March 17, 2004
Class A(2007-1) Terms Document, dated as of January 18, 2007
Class A(2007-4) Terms Document, dated as of March 20, 2007
Class A(2007-11) Terms Document, dated as of August 2, 2007
Class A(2008-2) Terms Document, dated as of March 14, 2008
Class A(2014-1) Terms Document, dated as of February 13, 2014
Class A(2014-2) Terms Document, dated as of May 14, 2014
Class A(2014-3) Terms Document, dated as of September 15, 2014
Class A(2015-1) Terms Document, dated as of February 6, 2015
Class A(2015-2) Terms Document, dated as of April 29, 2015

Class B(2005-3) Terms Document, dated as of November 9, 2005
Class B(2010-1) Terms Document, dated as of January 15, 2010

Class C(2010-1) Terms Document, dated as of January 15, 2010

BA CREDIT CARD TRUST

as Issuer

and

THE BANK OF NEW YORK MELLON

as Indenture Trustee

THIRD AMENDED AND RESTATED

BASERIES INDENTURE SUPPLEMENT

dated as of [November 23, 2015]

to

FOURTH AMENDED AND RESTATED INDENTURE

dated as of [November 23, 2015]

TABLE OF CONTENTS

Page

ARTICLE I   DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION 1

Section 1.01.   Definitions 1
Section 1.02.   Governing Law; Submission to Jurisdiction; Agent for
                Service of Process 13
Section 1.03.   Counterparts...13
Section 1.04.   Ratification of Indenture 13

ARTICLE II   THE NOTES 14

Section 2.01.   Creation, Designation, and Continuation 14
Section 2.02.   New Issuances of Notes...14
Section 2.03.   Required Subordinated Amount Conditions to Issuance of a
                Tranche of a Senior Class of Notes 14

ARTICLE III   ALLOCATIONS, DEPOSITS AND PAYMENTS 17

Section 3.01.   Allocations of BAseries Available Funds 17
Section 3.02.   Targeted Deposits to the Interest Funding Account 17
Section 3.03.   Allocations of BAseries Available Funds to Interest Funding
                Sub-Accounts...18
Section 3.04.   Amounts to Be Treated as BAseries Available Funds;
                Payments Received from Derivative Counterparties for
                Interest in Foreign Currencies; Other Deposits to the
                Interest Funding Sub-Accounts 19
Section 3.05.   Allocations of Reductions from Investor Charge-Offs to the
                Nominal Liquidation Amount of Subordinated Classes.......20
Section 3.06.   Allocations of Reimbursements of Nominal Liquidation
                Amount Deficits 22
Section 3.07.   Application of BAseries Available Principal Amounts............23
Section 3.08.   Allocation of Servicing Fee Shortfalls 24
Section 3.09.   Computation of Reductions to the Nominal Liquidation
                Amount of Subordinated Classes from Reallocations of
                BAseries Available Principal Amounts...............................25
Section 3.10.   Targeted Deposits of BAseries Available Principal Amounts
                to the Principal Funding Account..26
Section 3.11.   Allocations among Principal Funding Sub-Accounts 28
Section 3.12.   Amounts to Be Treated as BAseries Available Principal
                Amounts; Payments Received from Derivative
                Counterparties for Principal; Other Deposits to Principal
                Funding sub-Accounts 29
Section 3.13.   Withdrawals from Interest Funding Account 30
Section 3.14.   Withdrawals from Principal Funding Account........................31

Section 3.15.   Limit on Deposits to the Principal Funding Sub-Account of Subordinated Note; Limit on Repayments of all Tranches. 32

Section 3.16.   Calculation of Nominal Liquidation Amount 33

Section 3.17.   Reinvestment in the Collateral Certificate 34

Section 3.18.   Netting of Deposits and Payments 35

Section 3.19.   *Pro rata* Payments within a Tranche 35

Section 3.20.   Sale of Receivables for Accelerated Notes 35

Section 3.21.   Calculation of Prefunding Target Amount 36

Section 3.22.   Targeted Deposits to the Class C Reserve Account 38

Section 3.23.   Withdrawals from the Class C Reserve Account 38

Section 3.24.   Targeted Deposits to the Accumulation Reserve Account 39

Section 3.25.   Withdrawals from the Accumulation Reserve Account 40

Section 3.26.   Computation of Interest 40

Section 3.27.   Excess Available Funds Sharing. 40

ARTICLE IV   EARLY REDEMPTION OF NOTES 42

Section 4.01.   Early Redemption Events. 42

ARTICLE V   ACCOUNTS AND INVESTMENTS 43

Section 5.01.   Accounts. 43

ARTICLE VI   TERMS DOCUMENTS AND DERIVATIVE AGREEMENTS MATTERS 45

Section 6.01.   Updates to Terms Documents, Derivative Agreements and Related Documents 45

EXHIBITS

EXHIBIT A-1   [FORM OF] CLASS A NOTE

EXHIBIT A-2   [FORM OF] CLASS B NOTE

EXHIBIT A-3   [FORM OF] CLASS C NOTE

EXHIBIT B   [FORM OF] BASERIES SCHEDULE TO PAYMENT
                      INSTRUCTIONS

EXHIBIT C   [FORM OF] BASERIES SCHEDULE TO MONTHLY
                      NOTEHOLDERS' STATEMENT

SCHEDULE 1   LIST OF TERMS DOCUMENTS

This THIRD AMENDED AND RESTATED BASERIES INDENTURE SUPPLEMENT (this "Indenture Supplement") by and between BA CREDIT CARD TRUST, a statutory trust created under the laws of the State of Delaware (the "Issuer"), having its principal office at Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890, and THE BANK OF NEW YORK MELLON, a New York banking corporation (the "Indenture Trustee"), is made and entered into as of [November 23, 2015] and supplements the FOURTH AMENDED AND RESTATED INDENTURE, dated as of [November 23, 2015], by and between the Issuer and the Indenture Trustee (the "Indenture")

WHEREAS, MBNA Credit Card Master Note Trust (as predecessor to BA Credit Card Trust) and the Indenture Trustee have heretofore executed and delivered an MBNAseries Indenture Supplement, dated as of May 24, 2001 (as amended, supplemented or otherwise modified prior to June 10, 2006, the "Original Indenture Supplement");

WHEREAS, BA Credit Card Trust and the Indenture Trustee have heretofore executed and delivered an Amended and Restated BAseries Indenture Supplement, dated as of June 10, 2006 (as amended, supplemented or otherwise modified prior to the date hereof, the "Amended and Restated Indenture Supplement"); and

WHEREAS, BA Credit Card Trust and the Indenture Trustee have heretofore executed and delivered a Second Amended and Restated BAseries Indenture Supplement, dated as of October 1, 2014 (as amended, supplemented or otherwise modified prior to the date hereof, the "Second Amended and Restated Indenture Supplement").

NOW, THEREFORE, the Issuer and the Indenture Trustee hereby agree that effective on and as of the date hereof, the Second Amended and Restated Indenture Supplement is hereby amended and restated in its entirety as follows:

ARTICLE I

Definitions and Other Provisions of General Application

Section 1.01.   Definitions. For all purposes of this Indenture Supplement, except as otherwise expressly provided or unless the context otherwise requires:

(1)   the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

(2)   all other terms used herein which are defined in the Indenture, either directly or by reference therein, have the meanings assigned to them therein;

(3)   all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles and, except as otherwise herein expressly provided, the term "generally accepted accounting

1

principles" with respect to any computation required or permitted hereunder means such accounting principles as are generally accepted in the United States of America at the date of such computation;

(4)   all references in this Indenture to designated "Articles," "Sections" and other subdivisions are to the designated Articles, Sections and other subdivisions of this Indenture Supplement as originally executed. The words "herein," "hereof" and "hereunder" and other words of similar import refer to this Indenture Supplement as a whole and not to any particular Article, Section or other subdivision;

(5)   in the event that any term or provision contained herein shall conflict with or be inconsistent with any term or provision contained in the Indenture, the terms and provisions of this Indenture Supplement shall be controlling;

(6)   each capitalized term defined herein shall relate only to the BAseries Notes and no other Series of Notes issued by the Issuer; and

(7)   "including" and words of similar import will be deemed to be followed by "without limitation."

"Accumulation Commencement Date" means, for each tranche of Notes, the first Business Day of the month that is twelve (12) whole calendar months prior to the Expected Principal Payment Date for such tranche of Notes; provided, however, that, if the Accumulation Period Length for such tranche of Notes is less than twelve (12) months, the Accumulation Commencement Date will be the first Business Day of the month that is the number of whole months prior to such Expected Principal Payment Date at least equal to the Accumulation Period Length and, as a result, the number of Monthly Periods during the period from the Accumulation Commencement Date to such Expected Principal Payment Date will at least equal the Accumulation Period Length.

"Accumulation Period Factor" means, for any tranche of Notes for each Monthly Period, a fraction, the numerator of which is equal to the sum of the initial investor interests of all outstanding Series (as defined in the Pooling and Servicing Agreement) including the Collateral Certificate, and the denominator of which is equal to the sum of (a) the Initial Dollar Principal Amount of such tranche of Notes, (b) the initial investor interests of all outstanding Series of investor certificates issued by the Master Trust (other than the Collateral Certificate) which are not expected to be in their revolving periods (as such terms are defined in the Pooling and Servicing Agreement), (c) the initial investor interests of all outstanding Series of investor certificates issued by the Master Trust (other than the Collateral Certificate) which are not allocating Shared Principal Collections to other Series of investor certificates issued by the Master Trust and are in their revolving periods (as such terms are defined in the Pooling and Servicing Agreement), and (d) the Initial Dollar Principal Amount of any tranche of notes (other than such tranche of Notes) of the Issuer for which amounts are targeted to be deposited into a principal funding account with respect to such Monthly Period; provided, however, that this definition may be changed at any time if the Note Rating Agencies provide prior written confirmation that a Ratings Effect will not occur with respect to such change.

"Accumulation Period Length" is defined in Section 3.10(b)(ii).

"Accumulation Reserve Account" means the trust account designated as such and established pursuant to Section 5.01(a).

"Accumulation Reserve Sub-Account Earnings" means, with respect to each Transfer Date, the investment earnings on funds in the Accumulation Reserve Account (net of investment expenses and losses) for the period from and including the immediately preceding Transfer Date to but excluding such Transfer Date.

"Aggregate Investor Default Amount" is defined in the Series 2001-D Supplement.

"Aggregate Series Available Funds Shortfall" means the sum of the Series Available Funds Shortfalls (as such term is defined in each of the related Indenture Supplements) for each Excess Available Funds Sharing Series in Excess Available Funds Sharing Group One.

"Amended and Restated Indenture Supplement" has the meaning specified in the recitals hereto.

"BAseries Available Funds" means, with respect to any Transfer Date, the sum of (a) Available Funds allocated to the BAseries pursuant to Section 501 of the Indenture, (b) any amounts to be treated as BAseries Available Funds pursuant to Sections 3.04(a) and 3.20(d) and (c) any amounts to be treated as BAseries Available Funds pursuant to any terms document.

"BAseries Available Principal Amounts" means the sum of (a) Available Principal Amounts allocated to the BAseries pursuant to Section 502 of the Indenture, (b) any amounts to be treated as BAseries Available Principal Amounts pursuant to Section 3.12(a) and (c) any amounts to be treated as BAseries Available Principal Amounts pursuant to any terms document.

"BAseries Investor Default Amount" means, with respect to any Monthly Period, the sum, for each day during such Monthly Period, of the product of the Investor Default Amounts (as such term is defined in the Series 2001-D Supplement) with respect to each such day and the percentage equivalent of a fraction the numerator of which is the Available Funds Allocation Amount for the BAseries for such day and the denominator of which is the Available Funds Allocation Amount for all series of Notes for such day.

"BAseries Servicing Fee" means, with respect to any Monthly Period, the *pro rata* portion of the Net Servicing Fee (as such term is defined in the Series 2001-D Supplement) allocable to the BAseries based on the ratio of the Weighted Average Available Funds Allocation Amount for the BAseries for such Monthly Period to the Weighted Average Available Funds Allocation Amount for all series of Notes for such Monthly Period.

"Class A Notes" means a Note specified in the applicable terms document as belonging to Class A.

"Class A Required Subordinated Amount" means, with respect to any tranche of Class A Notes, the aggregate Nominal Liquidation Amount of Class B Notes or Class C Notes, as the case may be, as specified in the applicable terms document for such tranche of Class A Notes, that is required to be outstanding and available on any date such tranche of Class A Notes is Outstanding.

"Class A Unused Subordinated Amount of Class B Notes" means for any tranche of Outstanding Class A Notes, with respect to any Transfer Date, an amount equal to the Class A Required Subordinated Amount of Class B Notes minus the Class A Usage of the Class B Required Subordinated Amount, each as of such Transfer Date.

"Class A Unused Subordinated Amount of Class C Notes" means for any tranche of Outstanding Class A Notes, with respect to any Transfer Date, an amount equal to the Class A Required Subordinated Amount of Class C Notes minus the Class A Usage of the Class C Required Subordinated Amount, each as of such Transfer Date.

"Class A Usage of Class B Required Subordinated Amount" means, with respect to any tranche of Outstanding Class A Notes, zero on the date of issuance of such tranche and on any Transfer Date thereafter the Class A Usage of Class B Required Subordinated Amount as of the preceding date of determination *plus* the sum of the following amounts (in each case, such amount shall not exceed the Class A Unused Subordinated Amount of Class B Notes for such tranche of Class A Notes after giving effect to the previous clauses, if any):

(a) an amount equal to the product of (A) a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B Notes for that tranche of Class A Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class B Notes (as of the last day of the preceding Monthly Period), times (B) the aggregate amount of Investor Charge-Offs initially allocated to Class B Notes pursuant to Section 3.05(a) which did not result in a Class A Usage of Class C Required Subordinated Amount for such tranche of Class A Notes on such Transfer Date; *plus*

(b) the amount of Investor Charge-Offs initially allocated to that tranche of Class A Notes pursuant to Section 3.05(a) and then reallocated on such Transfer Date to Class B Notes pursuant to Section 3.05(b); *plus*

(c) the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to the Interest Funding sub-Account for that tranche of Class A Notes pursuant to Section 3.07(a) which did not result in a Class A Usage of Class C Required Subordinated Amount for such tranche of Class A Notes; *plus*

(d) the aggregate amount of BAseries Available Principal Amounts reallocated to pay any amount to the Servicer for such tranche of Class A Notes pursuant

4

to Sections 3.07(c) which did not result in a Class A Usage of Class C Required Subordinated Amount for such tranche of Class A Notes on such Transfer Date; *minus*

(e)   an amount (not to exceed the Class A Usage of Class B Required Subordinated Amount after giving effect to the amounts computed pursuant to clauses (a) through (d) above) equal to the sum of (x) the product of (A) a fraction, the numerator of which is the Class A Usage of Class B Required Subordinated Amount (prior to giving effect to any reimbursement of Class B Nominal Liquidation Amount Deficits on such Transfer Date) for such tranche of Class A Notes and the denominator of which is the aggregate Class B Nominal Liquidation Amount Deficits (prior to giving effect to any reimbursement of Class B Nominal Liquidation Amount Deficits on such Transfer Date) of all Class B Notes, times (B) the aggregate amount of the Nominal Liquidation Amount Deficits of any tranche of Class B Notes which are reimbursed on such Transfer Date pursuant to Section 3.06(b), *plus* (y) if the aggregate Class A Usage of Class B Required Subordinated Amount (prior to giving effect to any reimbursement of Class B Nominal Liquidation Amount Deficits on such Transfer Date) for all Class A Notes exceeds the aggregate Class B Nominal Liquidation Amount Deficits of all Class B Notes (prior to giving effect to any reimbursement on such Transfer Date), the product of (A) a fraction, the numerator of which is the amount of such excess and the denominator of which is the aggregate Class C Nominal Liquidation Amount Deficits (prior to giving effect to any reimbursement of a Class C Nominal Liquidation Amount Deficit on such Transfer Date) of all Class C Notes, times (B) the aggregate amount of the Nominal Liquidation Amount Deficits of any tranche of Class C Notes (prior to giving effect to such reimbursement) which are reimbursed on such Transfer Date times (C) a fraction, the numerator of which is the Class A Usage of Class B Required Subordinated Amount of such tranche of Class A Notes (prior to giving effect to such reimbursement) and the denominator of which is the Class A Usage of Class B Required Subordinated Amount for all Class A Notes (prior to giving effect to such reimbursement).

"Class A Usage of Class C Required Subordinated Amount" means, with respect to any tranche of Outstanding Class A Notes, zero on the date of issuance of such tranche and on any Transfer Date thereafter the Class A Usage of Class C Required Subordinated Amount as of the preceding date of determination *plus* the sum of the following amounts (in each case, such amount shall not exceed the Class A Unused Subordinated Amount of Class C Notes for such tranche of Class A Notes after giving effect to the previous clauses, if any):

(a)   an amount equal to the product of (A) a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class C Notes for such tranche of Class A Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class C Notes (as of the last day of the preceding Monthly Period), times (B) the aggregate amount of Investor Charge-Offs initially allocated on such Transfer Date to all Class C Notes pursuant to Section 3.05(a); *plus*

5

(b)   the amount of Investor Charge-Offs initially allocated to that tranche of Class A Notes pursuant to Section 3.05(a) and then reallocated to Class C Notes pursuant to Section 3.05(b); *plus*

(c)   an amount equal to the product of (A) a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B Notes for that tranche of Class A Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class B Notes (as of the last day of the preceding Monthly Period), times (B) the aggregate amount of Investor Charge-Offs initially allocated to Class B Notes pursuant to Section 3.05(a); *plus*

(d)   the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to the Interest Funding sub-Account for that tranche of Class A Notes pursuant to Section 3.07(a); *plus*

(e)   an amount equal to the product of (A) a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B Notes for such tranche of Class A Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class B Notes (as of the last day of the preceding Monthly Period), times (B) the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to the Interest Funding sub-Account for any tranche of Class B Notes pursuant to Section 3.07(b); *plus*

(f)   the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to pay any amount to the Servicer for such tranche of Class A Notes pursuant to Sections 3.07(c); *plus*

(g)   an amount equal to the product of (A) a fraction, the numerator of which is the Class A Unused Subordinated Amount of Class B Notes for that tranche of Class A Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class B Notes (as of the last day of the preceding Monthly Period), times (B) the amount of BAseries Available Principal Amounts reallocated on such Transfer Date to pay any amount to the Servicer for any tranche of Class B Notes pursuant to Section 3.07(d); *minus*

(h)   an amount (not to exceed the Class A Usage of Class C Required Subordinated Amount after giving effect to the amounts computed pursuant to clauses (a) through (g) above) equal to the product of (A) a fraction, the numerator of which is the Class A Usage of Class C Required Subordinated Amount (prior to giving effect to any reimbursement of Class C Nominal Liquidation Amount Deficits on such Transfer Date) for that tranche of Class A Notes and the denominator of which is the aggregate Nominal Liquidation Amount Deficits (prior to giving effect to such reimbursement) of all Class C Notes, times (B) the aggregate Nominal Liquidation Amount Deficits of all Class C Notes which are reimbursed on such Transfer Date pursuant to Section 3.06(c).

"Class B Notes" means a Note specified in the applicable terms document to this Indenture Supplement as belonging to Class B.

"Class B Required Subordinated Amount" means, with respect to any tranche of Class B Notes, the aggregate Nominal Liquidation Amount of Class C Notes as specified in the applicable terms document for such tranche of Class B Notes, that is required to be outstanding and available on any date such tranche of Class B Notes is Outstanding.

"Class B Unused Subordinated Amount of Class C Notes" means for any tranche of Outstanding Class B Notes, with respect to any Transfer Date, an amount equal to the Class B Required Subordinated Amount of Class C Notes minus the Class B Usage of the Class C Required Subordinated Amount, each as of such Transfer Date.

"Class B Usage of Class C Required Subordinated Amount" means, with respect to any tranche of Outstanding Class B Notes, zero on the date of issuance of such tranche and on any Transfer Date thereafter the Class B Usage of Class C Required Subordinated Amount as of the preceding date of determination *plus* the sum of the following amounts (in each case, such amount shall not exceed the Class B Unused Subordinated Amount of Class C Notes for such tranche of Class B Notes after giving effect to the previous clauses, if any):

(a)   an amount equal to the product of (A) a fraction, the numerator of which is the Class B Unused Subordinated Amount of Class C Notes for that tranche of Class B Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class C Notes (as of the last day of the preceding Monthly Period), times (B) the aggregate amount of Investor Charge-Offs initially allocated on such Transfer Date to Class C Notes pursuant to Section 3.05(a); *plus*

(b)   an amount equal to the product of (A) a fraction, the numerator of which is the Nominal Liquidation Amount for that tranche of Class B Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class B Notes (as of the last day of the preceding Monthly Period), times (B) the sum of (i) the aggregate amount of Investor Charge-Offs initially allocated on such date to any Class A Note that has a Class A Unused Subordinated Amount of Class B Notes that was included in Class A Usage of Class C Required Subordinated Amount plus (ii) the aggregate amount of Investor Charge-Offs initially allocated on such date to any Class A Note that has a Class A Unused Subordinated Amount of Class B Notes that was included in Class A Usage of Class B Required Subordinated Amount; *plus*

(c)   the amount of Investor Charge-Offs initially allocated to that tranche of Class B Notes pursuant to Section 3.05(a), and then reallocated on such date to Class C Notes pursuant to Section 3.05(b); *plus*

(d)   an amount equal to the product of (A) a fraction, the numerator of which is the Nominal Liquidation Amount for that tranche of Class B Notes (as of the last day of

the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class B Notes (as of the last day of the preceding Monthly Period), times (B) the amount of BAseries Available Principal Amounts reallocated on such date to the Interest Funding sub-Account for any tranche of Class A Notes that has a Class A Unused Subordinated Amount of Class B Notes pursuant to Section 3.07(a); *plus*

(e)   the amount of BAseries Available Principal Amounts reallocated on such date to the Interest Funding sub-Account for that tranche of Class B Notes pursuant to Section 3.07(b); *plus*

(f)   an amount equal to the product of (A) a fraction, the numerator of which is the Nominal Liquidation Amount for such tranche of Class B Notes (as of the last day of the preceding Monthly Period) and the denominator of which is the aggregate Nominal Liquidation Amount of all Class B Notes (as of the last day of the preceding Monthly Period), times (B) the amount of BAseries Available Principal Amounts reallocated on such date to pay any amount to the Servicer for any tranche of Class A Notes that has a Class A Unused Subordinated Amount of Class B Notes, pursuant to Section 3.07(c); *plus*

(g)   the amount of BAseries Available Principal Amounts reallocated on such date to pay any amount to the Servicer for such tranche of Class B Notes pursuant to Section 3.07(d); *minus*

(h)   an amount (not to exceed the Class B Usage of Class C Required Subordinated Amount after giving effect to the amounts computed pursuant to clauses (a) through (g) above) equal to the product of (A) a fraction, the numerator of which is the Class B Usage of Class C Required Subordinated Amount (prior to giving effect to any reimbursement of Class C Nominal Liquidation Amount Deficits on such Transfer Date) for that tranche of Class B Notes and the denominator of which is the Nominal Liquidation Amount Deficits (prior to giving effect to such reimbursement) of all Class C Notes, times (B) the aggregate Nominal Liquidation Amount Deficits of all Class C Notes which are reimbursed on such date pursuant to Section 3.06(c).

"Class C Notes" means a Note specified in the applicable terms document as belonging to Class C.

"Class C Reserve Account" means the trust account designated as such and established pursuant to Section 5.01(a).

"Controlled Accumulation Amount" for any Transfer Date for any tranche of Notes with only one Expected Principal Payment Date, is defined in the related terms document; *provided*, *however*, that if the Accumulation Period Length with respect to such tranche is determined to be less than twelve (12) months pursuant to Section 3.10(b)(ii), the Controlled Accumulation Amount for any Transfer Date will be equal to (i) the product of (x) the Initial Dollar Principal Amount of such tranche of Notes and (y) the Accumulation Period Factor for such Monthly Period divided by (ii) the Required Accumulation Factor Number.

"Derivative Accrual Date" means, for any Monthly Period with respect to any tranche of Notes which has a Performing Derivative Agreement for interest, the date in such Monthly Period corresponding numerically to the next payment date under the related Derivative Agreement following the end of the related Monthly Period.

"Excess Available Funds" means, with respect to any Monthly Period, the aggregate amount of BAseries Available Funds *minus* the sum of the amounts, without duplication, determined pursuant to Sections 3.01(a) through (d).

"Finance Charge Receivables" is defined in the Pooling and Servicing Agreement.

"Indenture" has the meaning specified in the recitals hereto.

"Interest Funding Account" means the trust account designated as such and established pursuant to Section 5.01(a).

"Interest Funding sub-Account Earnings" means, with respect to each Transfer Date, the investment earnings on funds in the Interest Funding Account (net of investment expenses and losses) for the period from and including the immediately preceding Transfer Date to but excluding such Transfer Date.

"Investor Charge-Offs" means, with respect to any Transfer Date, the aggregate amount, if any, by which the BAseries Investor Default Amount, if any, for the preceding Monthly Period exceeds the BAseries Available Funds for such Transfer Date available after giving effect to clause (a) and (b) of Section 3.01.

"Nominal Liquidation Amount" means, with respect to any tranche of Notes, the amount calculated pursuant to Section 3.16 of this Indenture Supplement. The Nominal Liquidation Amount for the BAseries will be the sum of the Nominal Liquidation Amounts of all of the tranches of Notes of the BAseries.

"Nominal Liquidation Amount Deficit" means, with respect to any tranche of Notes, the excess of the Adjusted Outstanding Dollar Principal Amount of that tranche over the Nominal Liquidation Amount of that tranche.

"Original Indenture Supplement" has the meaning specified in the recitals hereto.

"PFA Accumulation Earnings" means, with respect to each Transfer Date, the investment earnings on funds in the Principal Funding Account (net of investment expenses and losses), other than funds in the Principal Funding Account in connection with any Prefunding Target Amounts, for the period from and including the immediately preceding Transfer Date to but excluding such Transfer Date.

"PFA Accumulation Earnings Shortfall" means, for any Transfer Date,

(a)   the aggregate of the PFA Accumulation Earnings Target for each tranche of BAseries Notes for such Transfer Date, *minus*

(b)   the PFA Accumulation Earnings for such period.

"PFA Accumulation Earnings Target" means, for any Transfer Date, with respect to any amount on deposit in a Principal Funding sub-Account (prior to giving effect to any deposits to be made on such date), other than any amount in connection with a Prefunding Target Amount, for a tranche of Notes, the Dollar amount of interest that would have accrued on such deposit (or portion thereof) for the period from and including the preceding Transfer Date to but excluding such Transfer Date if it had borne interest at the following rates:

(a)   in the case of a tranche of Dollar Interest-bearing Notes with no Derivative Agreement for interest, at the rate of interest applicable to that tranche;

(b)   in the case of a tranche of Discount Notes, at the rate of accretion (converted to an accrual rate) of that tranche;

(c)   in the case of a tranche of Notes with a Performing Derivative Agreement for interest, at the rate at which payments by the Issuer to the applicable Derivative Counterparty accrue (prior to the netting of such payments, if applicable); and

(d)   in the case of a tranche of Notes with a non-Performing Derivative Agreement for interest, at the rate specified in the related terms document.

More than one of the aforementioned rates of interest may be applicable to amounts on deposit in a Principal Funding sub-Account for a tranche of Notes.

"PFA Prefunding Earnings" means, with respect to each Transfer Date, the investment earnings on funds in the Principal Funding Account (net of investment expenses and losses) in connection with any Prefunding Target Amounts for the period from and including the immediately preceding Transfer Date to but excluding such Transfer Date.

"PFA Prefunding Earnings Shortfall" means, for any Transfer Date,

(a)   the aggregate PFA Prefunding Earnings Targets for each tranche of BAseries Notes for such Transfer Date, *minus*

(b)   the PFA Prefunding Earnings for such period.

"PFA Prefunding Earnings Target" means, for any Transfer Date, with respect to any amount on deposit in a Principal Funding sub-Account in connection with a Prefunding Target Amount for a tranche of Notes, the Dollar amount of interest that would have accrued on such deposit (or portion thereof) for the period from and including the preceding Transfer Date to but excluding such Transfer Date if it had borne interest at the following rates:

(a)   in the case of a tranche of Dollar Interest-bearing Notes with no Derivative Agreement for interest, at the rate of interest applicable to that tranche;

(b)   in the case of a tranche of Discount Notes, at the rate of accretion (converted to an accrual rate) of that tranche;

(c)   in the case of a tranche of Notes with a Performing Derivative Agreement for interest, at the rate at which payments by the Issuer to the applicable Derivative Counterparty accrue (prior to the netting of such payments, if applicable); and

(d)   in the case of a tranche of Notes with a non-Performing Derivative Agreement for interest, at the rate specified in the related terms document.

More than one of the aforementioned rates of interest may be applicable to amounts on deposit in a Principal Funding sub-Account for a tranche of Notes.

"Prefunding Excess Amount" means, with respect to any senior class of Notes for any date, after giving effect to all issuances, allocations, deposits and payments with respect to that date, the aggregate amounts on deposit in the Principal Funding sub-Accounts of the Notes of that class that are in excess of the aggregate amount targeted to be on deposit in those Principal Funding sub-Accounts pursuant to Section 3.10.

"Prefunding Target Amount" means the amount calculated pursuant to Section 3.21.

"Principal Funding Account" means the trust account designated as such and established pursuant to Section 5.01(a).

"Principal Funding sub-Account Amount" means, with respect to any tranche of Notes as of any date, the amount on deposit in the Principal Funding sub-Account for such tranche of Notes on such date.

"Receivables Sales Proceeds" means, with respect to any tranche of Notes, the proceeds of the sale of Receivables with respect to such tranche pursuant to Section 3.20. Receivables Sales Proceeds do not constitute Available Principal Amounts.

"Receivables Sales Proceeds Deposit Amount" means, with respect to any tranche of Notes in respect of which the Trust has received Receivables Sales Proceeds, the amount of Receivables Sales Proceeds on deposit in the Principal Funding sub-Account for such tranche.

"Required Accumulation Factor Number" shall be equal to a fraction, rounded upwards to the nearest whole number, the numerator of which is one and the denominator of which is equal to the lowest monthly principal payment rate on the Accounts (as defined in the Pooling and Servicing Agreement), expressed as a decimal, for the twelve (12) months preceding the date of such calculation; provided, however, that this definition may be changed at any time

if the Note Rating Agencies provide prior written confirmation that a Ratings Effect with respect to any Outstanding Notes will not occur with respect to such change.

"Required Excess Available Funds" means, with respect to any Monthly Period, an amount equal to zero; provided, however, that the Issuer may, from time to time, change such amount (which will never be less than zero) upon (i) written notice to the Indenture Trustee, (ii) prior written confirmation from the Note Rating Agencies that a Ratings Effect will not occur with respect to such change and (iii) the Issuer reasonably believes that such change will not have an Adverse Effect.

"Required Subordinated Amount" means, with respect to any tranche of a senior class of Notes, the aggregate Nominal Liquidation Amount of a subordinated class of Notes, as specified in the applicable terms document for such tranche of the senior class, that is required to be outstanding and available on any date the senior class is Outstanding.

"Second Amended and Restated Indenture Supplement" has the meaning specified in the recitals hereto.

"senior class" means (a) with respect to the Class B Notes, the Class A Notes, and (b) with respect to the Class C Notes, the Class A Notes or Class B Notes.

"Series Available Funds Shortfall" means, with respect to any Transfer Date with respect to the BAseries, the excess, if any, of (a) the aggregate amount targeted to be paid or applied pursuant to Sections 3.01(a) through (d) for any Transfer Date over (b) the BAseries Available Funds (excluding any amounts to be treated as BAseries Available Funds pursuant to Section 3.27(a)) for such Transfer Date; provided, however, that the Issuer, when authorized by an Officer's Certificate, may amend or otherwise modify this definition of Series Available Funds Shortfall provided the Note Rating Agencies confirm in writing that the amendment or modification will not cause a Ratings Effect with respect to any Outstanding Notes.

"Shared Excess Available Funds" means, with respect to any Transfer Date with respect to any series of Notes, either (a) the amount of BAseries Available Funds for such Transfer Date available after application in accordance with Sections 3.01(a) through (g) or (b) the amounts allocated to other series of Notes identified as an Excess Available Funds Sharing Series in Excess Available Funds Sharing Group One which the applicable Indenture Supplements for such series specify are to be treated as "Shared Excess Available Funds."

"Spot Exchange Rate" has the meaning specified in the related terms document.

"subordinated class" means (a) with respect to the Class A Notes, the Class B Notes or Class C Notes, (b) with respect to the Class B Notes, the Class C Notes.

"Targeted Interest Deposit Amount" means, with respect to the BAseries Notes for any Transfer Date, the aggregate amount targeted to be deposited in the Interest Funding Account pursuant to Section 3.02 for such Transfer Date.

"Targeted Principal Deposit Amount" means, with respect to the BAseries Notes for any Transfer Date, the aggregate amount targeted to be deposited in the Principal Funding Account pursuant to Section 3.10 for such Transfer Date.

"Terms Documents" has the meaning specified in the recitals hereto.

"Weighted Average Available Funds Allocation Amount" means, with respect to any Monthly Period for any tranche or class of Notes, the sum of the Available Funds Allocation Amount for such tranche or class, as applicable, as of the close of business on each day during such Monthly Period divided by the actual number of days in such period.

Section 1.02.   Governing Law; Submission to Jurisdiction; Agent for Service of Process. This Indenture Supplement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto declare that it is their intention that this Indenture Supplement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees (a) that this Indenture Supplement involves at least $100,000.00, and (b) that this Indenture Supplement has been entered into by the parties hereto in express reliance upon 6 DEL. C. § 2708. Each of the parties hereto hereby irrevocably and unconditionally agrees (a) to be subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (b)(1) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party's agent for acceptance of legal process, and (2) that, to the fullest extent permitted by applicable law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to (b)(1) or (2) above shall, to the fullest extent permitted by applicable law, have the same legal force and effect as if served upon such party personally within the State of Delaware.

Section 1.03.   Counterparts. This Indenture Supplement may be executed in any number of counterparts, each of which so executed will be deemed to be an original, but all such counterparts will together constitute but one and the same instrument.

Section 1.04.   Ratification of Indenture. As supplemented by this Indenture Supplement, the Indenture is in all respects ratified and confirmed and the Indenture as so supplemented by this Indenture Supplement shall be read, taken and construed as one and the same instrument.

[END OF ARTICLE I]

ARTICLE II

The Notes

Section 2.01.   Creation, Designation, and Continuation.

(a)   Under the Amended and Restated Indenture Supplement, there was created a series of Notes issued pursuant to the Indenture and the Amended and Restated Indenture Supplement to be known as "BA Credit Card Trust, BAseries" or the "BAseries Notes". The BAseries Notes were issued in three classes, the first of which is known as the "BAseries Class A Notes," the second of which is known as the "BAseries Class B Notes" and the third of which is known as the "BAseries Class C Notes," which such BAseries Notes were continued under the Indenture and the Second Amended and Restated Indenture Supplement. The BAseries Notes are hereby continued under the Indenture and this Indenture Supplement, and shall continue to be issued in three classes with the same designations as specified above in this Section 2.01(a).

(b)   The BAseries shall be an Excess Available Funds Sharing Series in Excess Available Funds Sharing Group A and shall not be in any other group. The BAseries shall not be subordinated to any other series of Notes.

Section 2.02.   New Issuances of Notes. The Issuer may issue new tranches of Notes (including additional Notes of an Outstanding tranche) to be included in the BAseries, so long as the following conditions precedent are satisfied:

(i)   on or before the date that the new issuance is to occur, the Issuer will have delivered to the Indenture Trustee a terms document relating to the applicable tranche of Notes;

(ii)   if the issuance of Notes results in an increase in the targeted deposit amount of any Class C Reserve sub-Account of a tranche of Class C Notes, on such issuance date the Issuer will have funded such increase with a cash deposit to such Class C Reserve sub-Account;

(iii)   the conditions specified in Section 310 of the Indenture and Section 2.03 of this Indenture Supplement, as applicable, are satisfied; and

(iv)   any other conditions specified in the related terms document.

Section 2.03.   Required Subordinated Amount Conditions to Issuance of a Tranche of a Senior Class of Notes.

(a)   Class A Required Subordinated Amount of Class B Notes. On the issuance date of a tranche of Class A Notes, immediately after giving effect to such issuance, the

available subordinated amount of Class B Notes for such tranche of Class A Notes must be at least equal to the Class A Required Subordinated Amount of Class B Notes for such tranche of Class A Notes. For purposes of this Section 2.03, the available subordinated amount of Class B Notes for such tranche of Class A Notes as of any date means the sum of the following, after giving effect to any issuances, deposits, allocations, reallocations or payments to be made on that date:

   (i) the aggregate Nominal Liquidation Amount of all tranches of Class B Notes which are Outstanding on that date; *minus*

   (ii) the aggregate Class A Required Subordinated Amount of Class B Notes for all other tranches of Class A Notes which are Outstanding on that date.

   (b) Class A Required Subordinated Amount of Class C Notes. On the issuance date of a tranche of Class A Notes, immediately after giving effect to such issuance, the available subordinated amount of Class C Notes for such tranche of Class A Notes must be at least equal to the Class A Required Subordinated Amount of Class C Notes for such tranche of Class A Notes. For purposes of this clause, the available subordinated amount of Class C Notes for such tranche of Class A Notes as of any date means the sum of the following, after giving effect to any issuances, deposits, allocations, reallocations or payments to be made on that date:

   (i) the aggregate Nominal Liquidation Amount of all tranches of Class C Notes which are Outstanding on that date; *minus*

   (ii) the aggregate Class A Required Subordinated Amount of Class C Notes for all other tranches of Class A Notes which are Outstanding on that date.

   (c) Class B Required Subordinated Amount of Class C Notes. On the issuance date of a tranche of Class B Notes, immediately after giving effect to such issuance, the available subordinated amount of Class C Notes for such tranche of Class B Notes must be at least equal to the Class B Required Subordinated Amount of Class C Notes for such tranche of Class B Notes. For purposes of this clause, the available subordinated amount of Class C Notes for such tranche of Class B Notes as of any date means the sum of the following, after giving effect to any issuances, deposits, allocations, reallocations or payments to be made on that date:

   (i) the aggregate Nominal Liquidation Amount of all tranches of Class C Notes which are Outstanding on that date; *minus*

   (ii) the aggregate Class B Required Subordinated Amount of Class C Notes for all other tranches of Class B Notes which are Outstanding on that date.

   (d) Class B Required Subordinated Amount of Class C Notes. On the issuance date of a tranche of Class A Notes, immediately after giving effect to such issuance, the available subordinated amount of Class C Notes for all tranches of Class B Notes must be at least equal to the aggregate Class B Required Subordinated Amount of Class C Notes for all tranches of Class B Notes which are Outstanding on that date. For purposes of this clause, the available

subordinated amount of Class C Notes for all tranche of Class B Notes as of any date means the sum of the following, after giving effect to any issuances, deposits, allocations, reallocations or payments to be made on that date:

(i)   the aggregate Nominal Liquidation Amount of all tranches of Class C Notes which are Outstanding on that date; *minus*

(ii)   the aggregate Class A Required Subordinated Amount of Class C Notes for all tranches of Class A Notes for which the Class A Required Subordinated Amount of Class B Notes is equal to zero which are Outstanding on that date.

[END OF ARTICLE II]

ARTICLE III

Allocations, Deposits and Payments

Section 3.01.   Allocations of BAseries Available Funds. On each Transfer Date, the Indenture Trustee will apply BAseries Available Funds, as follows:

(a)   *first*, to make the targeted deposits to the Interest Funding Account pursuant to Section 3.02;

(b)   *second*, to pay the BAseries Servicing Fee *plus* any previously due and unpaid BAseries Servicing Fee to the Servicer;

(c)   *third*, to be treated as BAseries Available Principal Amounts for application in accordance with Section 3.07 in an amount equal to the BAseries Investor Default Amount, if any, for the preceding Monthly Period;

(d)   *fourth*, to be treated as BAseries Available Principal Amounts for application in accordance with Section 3.07 in an amount equal to the Nominal Liquidation Amount Deficit, if any;

(e)   *fifth*, to make the targeted deposit to the Accumulation Reserve Account, if any, pursuant to Section 3.24;

(f)   *sixth*, to make the targeted deposit to the Class C Reserve Account, if any, pursuant to Section 3.22;

(g)   *seventh*, to make any other payment or deposit required by the terms documents of any class or tranche of BAseries Notes;

(h)   *eighth*, to be treated as Shared Excess Available Funds for application in accordance with Section 3.27; and

(i)   *ninth*, to the Issuer.

Section 3.02.   Targeted Deposits to the Interest Funding Account. The aggregate amount of BAseries Available Funds targeted to be deposited into the Interest Funding Account pursuant to Section 3.01(a) on each Transfer Date is equal to the sum of the following amounts. A single tranche of Notes may be entitled to more than one of the following targeted deposits on any Transfer Date. The targeted deposit on any Transfer Date will also include any shortfall in the targeted deposit with respect to any prior Transfer Date which has not been previously deposited.

(a)   Specified Deposits. If the terms document for a tranche of Notes specifies a deposit to be made to the Interest Funding sub-Account for that tranche, the deposit targeted for that tranche of Notes with respect to that Transfer Date is such specified amount.

(b)   Interest Payments. The deposit targeted for any tranche of Outstanding Interest-bearing Notes on each Transfer Date will be equal to the amount of interest accrued on the Outstanding Dollar Principal Amount of that tranche of Notes during the period from and including the Monthly Interest Accrual Date in the prior Monthly Period to but excluding the Monthly Interest Accrual Date in the current Monthly Period.

(c)   Amounts Owed to Derivative Counterparties. If a tranche of Outstanding Dollar Notes or foreign currency Notes that has a Performing or non-Performing Derivative Agreement for interest provides for a payment to the applicable Derivative Counterparty, the deposit targeted for that tranche of Notes on each Transfer Date with respect to any payment to the Derivative Counterparty will be specified in the related terms document.

(d)   Discount Notes. The deposit targeted for a tranche of Outstanding Discount Notes on each Transfer Date is equal to the amount of accretion of principal of that tranche of Notes from the Monthly Principal Accrual Date in the related Monthly Period (or in the case of the first Transfer Date with respect to any tranche of Notes, from the date of issuance of that tranche of Notes) to but excluding the Monthly Principal Accrual Date for the next month.

(e)   Additional Interest. Unless otherwise specified in the applicable terms document, the deposit targeted for any tranche of Outstanding Notes (other than Discount Notes) for any month that has previously due and unpaid interest will include the interest accrued on that overdue interest from and including the Monthly Interest Accrual Date in that month to but excluding the Monthly Interest Accrual Date next following that month at the rate of interest applicable to the principal of that tranche during that period.

Section 3.03.   Allocations of BAseries Available Funds to Interest Funding Sub-Accounts. The aggregate amount to be deposited to the Interest Funding Account pursuant to Section 3.01(a) for each Monthly Period will be allocated, and a portion deposited into the Interest Funding sub-Account for each tranche of Notes, as follows:

(a)   BAseries Available Funds at Least Equal to Targeted Amounts. If the amount of funds available for a Monthly Period pursuant to Section 3.01 is at least equal to the aggregate amount of the deposits and payments targeted by Section 3.02, then the full amount of each such deposit and payment will be made to the applicable Interest Funding sub-Accounts.

(b)   BAseries Available Funds Are Less than Targeted Amounts. If the amount of funds available for a Monthly Period pursuant to Section 3.01 is less than the aggregate amount of the deposits targeted by Section 3.02, then the amount available will be allocated to each tranche of Notes as follows:

(i)   *first*, to each tranche of Class A Notes *pro rata* based on the ratio of (A) the aggregate amount of the deposits targeted by Section 3.02 with respect to that tranche of Class A Notes, to (B) the aggregate amount of the deposits targeted by Section 3.02 with respect to all tranches of Class A Notes, and

(ii)   *second*, to each tranche of Class B Notes *pro rata* based on the ratio of (A) the aggregate amount of the deposits targeted by Section 3.02 with respect to that tranche of Class B Notes, to (B) the aggregate amount of the deposits targeted by Section 3.02 with respect to all tranches of Class B Notes, and

(iii)   *third*, to each tranche of Class C Notes *pro rata* based on the ratio of (A) the aggregate amount of the deposits targeted by Section 3.02 with respect to that tranche of Class C Notes, to (B) the aggregate amount of the deposits targeted by Section 3.02 with respect to all tranches of Class C Notes.

Section 3.04.   Amounts to Be Treated as BAseries Available Funds; Payments Received from Derivative Counterparties for Interest in Foreign Currencies; Other Deposits to the Interest Funding Sub-Accounts. The following deposits and payments will be made on the following dates:

(a)   Amounts to Be Treated as BAseries Available Funds. In addition to Available Funds allocated to the BAseries pursuant to Section 501 of the Indenture, the following amounts shall be treated as BAseries Available Funds for application in accordance with this Article III for any Monthly Period:

(i)   PFA Accumulation Earnings Shortfall. The aggregate amount withdrawn from the Accumulation Reserve Account pursuant to Section 3.25(a) will be treated as BAseries Available Funds for such Monthly Period.

(ii)   PFA Prefunding Earnings Shortfall. On or prior to each Transfer Date, the Issuer will calculate the PFA Prefunding Earnings Shortfall (if any) for the Principal Funding sub-Account for each tranche of Notes. If there is any PFA Prefunding Earnings Shortfall for any Principal Funding sub-Account for that Transfer Date, or any unpaid PFA Prefunding Earnings Shortfall for any Principal Funding sub-Account from any earlier Transfer Date, in each case for any tranche of Notes, the Issuer will notify the Master Trust pursuant to Section 4.09 of the Series 2001-D Supplement of that amount. On each Transfer Date, the Indenture Trustee will treat as BAseries Available Funds the amount received by the Issuer pursuant to Section 4.09 of the Series 2001-D Supplement with respect to each Principal Funding sub-Account, if any; provided, however, that any amount paid to the Issuer pursuant to the proviso to Section 4.09(b) of the Series 2001-D Supplement will be deposited directly into the applicable Interest Funding sub-Accounts *pro rata* based on the Nominal Liquidation Amount as of the close of business on the last day of the preceding Monthly Period of each tranche with prefunded amounts in its Principal Funding sub-Account.

19

(iii)   Dollar Payments from Derivative Counterparties for Interest. Dollar payments received under Derivative Agreements for interest for any tranche of Notes will be treated as BAseries Available Funds.

(iv)   Sub-Account Earnings. Any PFA Accumulation Earnings, any PFA Prefunding Earnings, any Accumulation Reserve Account Earnings and any Interest Funding sub-Account Earnings for any Transfer Date will be treated as BAseries Available Funds for such Transfer Date.

(v)   Shared Excess Available Funds. Any Shared Excess Available Funds allocable to the BAseries will be treated as BAseries Available Funds pursuant to Section 3.27(a).

(vi)   Other Amounts. This Indenture Supplement or the terms document for any tranche of Notes may include additional amounts which are to be treated as BAseries Available Funds for any Transfer Date.

(b)   Payments Received from Derivative Counterparties. Payments received under Derivative Agreements for Notes with interest payable in foreign currencies will be applied as specified in the applicable terms document.

(c)   Other Deposits to the Interest Funding Sub-Accounts.

(i)   Class C Reserve Account. Withdrawals made from the Class C Reserve Account pursuant to Section 3.23(a) will be deposited into the applicable Interest Funding sub-Account on the Transfer Date.

(ii)   Receivables Sales Proceeds. Receivables Sales Proceeds received by the Issuer pursuant to Section 3.20(c)(ii) for any tranche of Notes will be deposited into the applicable Interest Funding sub-Account on the date of receipt by the Issuer.

(iii)   Other Amounts. This Indenture Supplement or the terms document for any tranche may include additional amounts which are to be deposited into the applicable Interest Funding sub-Account on the Transfer Date.

Section 3.05.   Allocations of Reductions from Investor Charge-Offs to the Nominal Liquidation Amount of Subordinated Classes. On each Transfer Date when there is an Investor Charge-Off with respect to the related Monthly Period, that reduction will be allocated (and reallocated) on that date to each tranche of Notes as set forth in this Section 3.05.

(a)   Initially, the amount of such Investor Charge-Off will be allocated to each tranche of Outstanding Notes *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche for such Monthly Period to the Weighted Average Available Funds Allocation Amount for the BAseries for such Monthly Period.

(b)   Immediately afterwards, the amount of Investor Charge-Offs allocated to the Class A Notes pursuant to clause (a) will be reallocated to the Class C Notes subject to the limitations set forth in clauses (c) and (e), and the amount of Investor Charge-Offs allocated to the Class A Notes pursuant to clause (a) and not reallocated to the Class C Notes due to the limitations set forth in clauses (c) and (e) will be reallocated to the Class B Notes subject to the limitations set forth in clauses (c) and (e). Immediately after giving effect to the preceding sentence, the aggregate amount of Investor Charge-Offs allocated to the Class B Notes pursuant to clause (a) or reallocated to the Class B Notes pursuant to the preceding sentence will be reallocated to the Class C Notes subject to the limitations set forth in clauses (d) and (e). Any amount of Investor Charge-Offs which cannot be reallocated from a senior class to a subordinated class due to the limitations in clauses (c), (d) and (e) will reduce the Nominal Liquidation Amount of the related senior tranche of Notes.

(c)   (i) The reallocation in clause (b) of Investor Charge-Offs from any tranche of Class A Notes to the Class C Notes is subject to the limitation that after giving effect to clause (a) and to such reallocation from that tranche of Class A Notes to the Class C Notes, that tranche's Class A Usage of Class C Required Subordinated Amount (computed before giving effect to any reallocations of Investor Charge-Offs from any Class B Notes and any reallocation of BAseries Available Principal Amounts on such date) will not exceed that tranche's Class A Required Subordinated Amount of Class C Notes.

(ii) The reallocation in clause (b) of Investor Charge-Offs from any tranche of Class A Notes to the Class B Notes is subject to the limitation that after giving effect to clause (a) and to such reallocation from that tranche of Class A Notes to the Class B Notes, that tranche's Class A Usage of Class B Required Subordinated Amount (computed before giving effect to any reallocations of BAseries Available Principal Amounts on such date) will not exceed that tranche's Class A Required Subordinated Amount of Class B Notes.

(d)   The reallocation in clause (b) of Investor Charge-Offs from any tranche of Class B Notes to the Class C Notes is subject to the limitation that after giving effect to clause (a) and such reallocation from that tranche of Class B Notes and reallocations from any tranche of Class A Notes to any tranche of Class C Notes, that tranche's Class B Usage of Class C Required Subordinated Amount (computed before giving effect to any reallocations of BAseries Available Principal Amounts on such date) will not exceed that tranche's Class B Required Subordinated Amount of Class C Notes.

(e)   (i) The amount permitted to be reallocated to tranches of Class C Notes pursuant to clause (b) will be applied to each tranche of Class C Notes *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche of Class C Notes for the related Monthly Period to the Weighted Average Available Funds Allocation Amount for all Class C Notes for the related Monthly Period.

(ii) Any such reallocation that would otherwise have reduced the Nominal Liquidation Amount of a tranche of Class C Notes below zero will be reallocated to the

remaining tranches of Class C Notes as set forth in this clause (e), but in no event will the Nominal Liquidation Amount (after giving effect to this clause (e)) of any tranche of Class C Notes be reduced below zero.

(iii) The amount permitted to be reallocated to tranches of Class B Notes pursuant to clause (b) will be applied to each tranche of Class B Notes *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche of Class B Notes for such Monthly Period to the Weighted Average Available Funds Allocation Amount for all tranches of Class B Notes in the BAseries for such Monthly Period.

(iv) Any such reallocation that would otherwise have reduced the Nominal Liquidation Amount of a tranche of Class B Notes below zero will be reallocated to the remaining tranches of Class B Notes as set forth in this clause (e), but in no event will the Nominal Liquidation Amount (after giving effect to this clause (e)) of any tranche of Class B Notes be reduced below zero.

(f) In the case of each tranche of Notes, the Nominal Liquidation Amount of each such tranche will be reduced by an amount equal to the Investor Charge-Offs which are allocated or reallocated to that tranche of Notes, less the amount of Investor Charge-Offs that are reallocated from that tranche of Notes to Notes of a subordinated class of Notes.

Section 3.06. Allocations of Reimbursements of Nominal Liquidation Amount Deficits. If, as of any Transfer Date, there are BAseries Available Funds available pursuant to Section 3.01(d) to reimburse any Nominal Liquidation Amount Deficits as of such Transfer Date, such funds will be allocated to each tranche of Notes as follows:

(a) *first*, to each tranche of Class A Notes *pro rata* based on the ratio of the Nominal Liquidation Amount Deficit thereof to the aggregate Nominal Liquidation Amount Deficits of all tranches of Class A Notes, but in no event will the Nominal Liquidation Amount of such a tranche of Notes be increased above the Adjusted Outstanding Dollar Principal Amount of such tranche,

(b) *second*, to each tranche of Class B Notes *pro rata* based on the ratio of the Nominal Liquidation Amount Deficit thereof to the aggregate Nominal Liquidation Amount Deficit of all tranches of Class B Notes, but in no event will the Nominal Liquidation Amount of such a tranche of Notes be increased above the Adjusted Outstanding Dollar Principal Amount of such tranche, and

(c) *third*, to each tranche of Class C Notes *pro rata* based on the ratio of the Nominal Liquidation Amount Deficit thereof to the aggregate Nominal Liquidation Amount Deficit of all tranches of Class C Notes, but in no event will the Nominal Liquidation Amount of such a tranche of Notes be increased above the Adjusted Outstanding Dollar Principal Amount of such tranche.

Section 3.07. Application of BAseries Available Principal Amounts. On each Transfer Date, the Indenture Trustee will apply BAseries Available Principal Amounts as follows:

(a) *first*, with respect to each Monthly Period, if after giving effect to deposits to be made with respect to such Monthly Period pursuant to Section 3.01(a), any tranche of Class A Notes has not received the full amount targeted to be deposited pursuant to Section 3.02 with respect to that Monthly Period, then BAseries Available Principal Amounts (in an amount not to exceed the sum of the Daily Principal Amounts for each day during such Monthly Period for all Class C Notes and Class B Notes) will be allocated to the Interest Funding sub-Account of each such tranche of Class A Notes *pro rata* based on, in the case of each such tranche of Class A Notes, the lesser of the following amounts:

(i) the amount of the deficiency in the targeted amount to be deposited into the Interest Funding sub-Account of such tranche of Class A Notes; and

(ii) an amount equal to the sum of (A) the Class A Unused Subordinated Amount of Class C Notes and (B) the Class A Unused Subordinated Amount of Class B Notes, in each case, for such tranche of Class A Notes (determined after giving effect to the application of Investor Charge-Offs pursuant to Section 3.05);

(b) *second*, with respect to each Monthly Period, if after giving effect to deposits to be made with respect to such Monthly Period pursuant to Section 3.01(a) any tranche of Class B Notes has not received the full amount targeted to be deposited pursuant to Section 3.02 with respect to that Monthly Period, then BAseries Available Principal Amounts (in an amount, not less than zero, not to exceed the sum of the Daily Principal Amounts for each day during such Monthly Period for all Class B Notes and Class C Notes *minus* the aggregate amount of BAseries Available Principal Amounts reallocated pursuant to clause (a) above) will be allocated to the Interest Funding sub-Account of each such tranche of Class B Notes *pro rata* based on, in the case of each such tranche of Class B Notes, the lesser of the following amounts:

(i) the amount of the deficiency in the targeted amount to be deposited into the Interest Funding sub-Account of such tranche of Class B Notes; and

(ii) an amount equal to the Class B Unused Subordinated Amount of Class C Notes for such tranche of Class B Notes (determined after giving effect to the application of Investor Charge-Offs pursuant to Section 3.05 and the reallocation of BAseries Available Principal Amount pursuant to clause (a) above);

(c) *third*, with respect to each Monthly Period, if after giving effect to payments to be made with respect to such Monthly Period pursuant to Sections 3.01(b), the Servicer has not received the full amount to be paid pursuant to Section 3.01(b) with respect to that Monthly Period, then BAseries Available Principal Amounts (in an amount, not less than zero, not to exceed the sum of the Daily Principal Amounts for each day during such Monthly Period for all Class C Notes and Class B Notes *minus* the aggregate amount of BAseries Available Principal Amounts reallocated pursuant to clauses (a) and (b) above) will be paid to

the Servicer in an amount equal to, and allocated to each such tranche of Class A Notes *pro rata* based on, in the case of each such tranche of Class A Notes, the lesser of the following amounts:

(i)   the amount of the deficiency allocated to such tranche of Class A Notes pursuant to Section 3.08; and

(ii)   an amount equal to the sum of (A) the Class A Unused Subordinated Amount of Class C Notes and (B) the Class A Unused Subordinated Amount of Class B Notes, in each case, for such tranche of Class A Notes (determined after giving effect to the application of Investor Charge-Offs pursuant to Section 3.05 and the reallocation of BAseries Available Principal Amount pursuant to clauses (a) and (b) above);

(d)   *fourth*, with respect to each Monthly Period, if after giving effect to payments to be made with respect to such Monthly Period pursuant to Section 3.01(b), the Servicer has not received the full amount to be paid pursuant to Section 3.01(b) with respect to that Monthly Period, then BAseries Available Principal Amounts (in an amount, not less than zero, not to exceed the sum of the Daily Principal Amounts for each day during such Monthly Period for all Class B Notes and Class C Notes, *minus* the aggregate amount of BAseries Available Principal Amounts reallocated pursuant to clauses (a) through (c) above) will be paid to the Servicer in an amount equal to, and allocated to each such tranche of Class B Notes *pro rata* based on, in the case of each such tranche of Class B Notes, the lesser of the following amounts:

(i)   the amount of the deficiency allocated to such tranche of Class B Notes pursuant to Section 3.08; and

(ii)   an amount equal to the Class B Unused Subordinated Amount of Class C Notes for such tranche of Class B Notes (determined after giving effect to the application of Investor Charge-Offs pursuant to Section 3.05 and the reallocation of BAseries Available Principal Amount pursuant to clauses (a) through (c) above);

(e)   *fifth*, to make the targeted deposits to the Principal Funding Account pursuant to Section 3.10; and

(f)   *sixth*, to the Issuer for reinvestment in the Investor Interest of the Collateral Certificate.

Section 3.08.   Allocation of Servicing Fee Shortfalls. On each Transfer Date if after giving effect to payments to be made with respect to such Monthly Period pursuant to Section 3.01(b), the Servicer has not received the full amount to be paid pursuant to Section 3.01(b) with respect to that Monthly Period, the aggregate amount of such shortfall will be allocated to each tranche of Outstanding Notes *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche for such Monthly Period to the Weighted Average Available Funds Allocation Amount for the BAseries for such Monthly Period.

Section 3.09.   Computation of Reductions to the Nominal Liquidation Amount of Subordinated Classes from Reallocations of BAseries Available Principal Amounts.

(a)   Each reallocation of BAseries Available Principal Amounts deposited to the Interest Funding sub-Account of a tranche of Class A Notes pursuant to Section 3.07(a) will reduce the Nominal Liquidation Amount of the Class C Notes; provided, however, that the amount of such reduction for each such tranche of Class A Notes shall not exceed the Class A Unused Subordinated Amount of Class C Notes for such tranche of Class A Notes (after giving effect to any reductions pursuant to Section 3.05).

(b)   Each reallocation of BAseries Available Principal Amounts deposited to the Interest Funding sub-Account of a tranche of Class A Notes pursuant to Section 3.07(a) which does not reduce the Nominal Liquidation Amount of Class C Notes pursuant to clause (a) above will reduce the Nominal Liquidation Amount of the Class B Notes; provided, however, that the amount of such reduction for each such tranche of Class A Notes shall not exceed the Class A Unused Subordinated Amount of Class B Notes for such tranche of Class A Notes (after giving effect to any reductions pursuant to Section 3.05).

(c)   Each reallocation of BAseries Available Principal Amounts deposited to the Interest Funding sub-Account of a tranche of Class B Notes pursuant to Section 3.07(b) will reduce the Nominal Liquidation Amount (determined after giving effect to clause (a) above) of the Class C Notes.

(d)   Each reallocation of BAseries Available Principal Amounts paid to the Servicer pursuant to Section 3.07(c) will reduce the Nominal Liquidation Amount (determined after giving effect to clauses (a) and (c) above) of the Class C Notes; provided, however, that the amount of such reduction for each such tranche of Class A Notes shall not exceed the Class A Unused Subordinated Amount of Class C Notes for such tranche of Class A Notes (after giving effect to clause (a) and any reductions pursuant to Section 3.05).

(e)   Each reallocation of BAseries Available Principal Amounts paid to the Servicer pursuant to Section 3.07(c) which does not reduce the Nominal Liquidation Amount of Class C Notes pursuant to clause (d) above will reduce the Nominal Liquidation Amount (determined after giving effect to clause (b) above) of the Class B Notes; provided, however, that the amount of such reduction for each such tranche of Class A Notes shall not exceed the Class A Unused Subordinated Amount of Class B Notes for such tranche of Class A Notes (after giving effect to clause (b) and any reductions pursuant to Section 3.05).

(f)   Each reallocation of BAseries Available Principal Amounts paid to the Servicer pursuant to Section 3.07(d) will reduce the Nominal Liquidation Amount (determined after giving effect to clauses (a), (c) and (d) above) of the Class C Notes.

(g)   The aggregate amount of the reallocation of BAseries Available Principal Amounts which reduce the Nominal Liquidation Amount of Class B Notes pursuant to clause (b) and (e) above will reduce the Nominal Liquidation Amount (determined after giving effect to any reductions pursuant to Section 3.05) of each tranche of the Class B Notes *pro rata* based on

ratio of the Weighted Average Available Funds Allocation Amount for such tranche of Class B Notes for the related Monthly Period to the Weighted Average Available Funds Allocation Amount for all Class B Notes for the related Monthly Period; provided, however, that any allocation of any such reduction that would otherwise have reduced the Nominal Liquidation Amount of a tranche of Class B Notes below zero will be reallocated to the remaining tranches of Class B Notes as set forth in this clause (g), but in no event will the Nominal Liquidation Amount (after giving effect to this clause (g)) of any tranche of Class B Notes be reduced below zero; provided further, however, that the amount of any such reduction of the Nominal Liquidation Amount of a tranche of Class B Notes will be limited by the aggregate amount of such reduction which results in a reduction of the Nominal Liquidation Amount of the Class C Notes pursuant to clause (h) below.

(h)   Each reallocation of BAseries Available Principal Amounts which reduces the Nominal Liquidation Amount of Class B Notes pursuant to clause (g) above will reduce the Nominal Liquidation Amount (determined after giving effect to clause (a), (c), (d) and (f) and any reductions pursuant to Section 3.05) of the Class C Notes; provided, however, that the amount of such reduction for each such tranche of Class B Notes shall not exceed the Class B Unused Subordinated Amount of Class C Notes for such tranche of Class B Notes (after giving effect to clause (a), (c), (d) and (f) and any reductions pursuant to Section 3.05).

(i)   The aggregate amount of the reallocation of BAseries Available Principal Amounts which reduce the Nominal Liquidation Amount of Class C Notes pursuant to clause (a), (c), (d), (f) and (h) above will reduce the Nominal Liquidation Amount (determined after giving effect to any reductions pursuant to Section 3.05) of each tranche of the Class C Notes pro rata based on ratio of the Weighted Average Available Funds Allocation Amount for such tranche of Class C Notes for the related Monthly Period to the Weighted Average Available Funds Allocation Amount for all Class C Notes for the related Monthly Period; provided, however, that any allocation of any such reduction that would otherwise have reduced the Nominal Liquidation Amount of a tranche of Class C Notes below zero will be reallocated to the remaining tranches of Class C Notes as set forth in this clause (i), but in no event will the Nominal Liquidation Amount (after giving effect to this clause (i)) of any tranche of Class C Notes be reduced below zero.

Section 3.10.   Targeted Deposits of BAseries Available Principal Amounts to the Principal Funding Account. The amount of the deposit targeted for any tranche of Notes with respect to any Monthly Period to be deposited into the Principal Funding sub-Account for that tranche will be the sum of (i) the amount determined pursuant to clause (a), (b), (c), (d) or (e) with respect to such tranche for such Monthly Period, as applicable, or if more than one such clause is applicable, the highest amount determined pursuant to any one of such clauses, and (ii) any deposit targeted pursuant to clause (i) with respect to such tranche for any prior Monthly Period but for which the full targeted deposit was not made, but in no case more than the Nominal Liquidation Amount of such tranche (computed immediately before giving effect to such deposit but after giving effect to any Investor Charge-Offs and any reallocations of BAseries Available Principal Amounts on such date).

(a)   Principal Payment Date. With respect to the Monthly Period immediately preceding each Principal Payment Date, the deposit targeted for that tranche of Notes, unless otherwise specified in the related terms agreement, is equal to the Nominal Liquidation Amount of that tranche of Notes as of the close of business on the last day of the Monthly Period preceding such Monthly Period (determined after giving effect to any Investor Charge-Offs and any reallocations, payments or deposits of BAseries Available Principal Amounts on the following Transfer Date).

(b)   Budgeted Deposits.

(i)   Subject to Section 3.10(d), with respect to each Monthly Period, beginning with the Accumulation Commencement Date, the deposit targeted to be made into the Principal Funding sub-Account for that tranche will be the Controlled Accumulation Amount for that tranche specified in the applicable terms document, or if no such amount is specified, beginning with the twelfth Monthly Period before the Monthly Period in which the Expected Principal Payment Date of that tranche of Notes occurs, an amount equal to one-twelfth of the expected Outstanding Dollar Principal Amount of such tranche of Notes as of such Expected Principal Payment Date.

(ii)   Notwithstanding anything to the contrary in clause (i), on or before the Transfer Date immediately preceding the first Business Day of the month that is twelve (12) months prior to the Expected Principal Payment Date of any tranche of Notes, and each Determination Date thereafter until the Accumulation Commencement Date, the Issuer will determine the "Accumulation Period Length" which will equal the number of whole months such that the sum of the Accumulation Period Factors for each month during such period will be equal to or greater than the Required Accumulation Factor Number; provided, however, that the Accumulation Period Length will not be determined to be less than one month; provided further, however, that the determination of the Accumulation Period Length may be changed at any time if the Note Rating Agencies provide prior written confirmation that a Ratings Effect will not occur with respect to such change.

(c)   Prefunding of the Principal Funding Account of Senior Classes. If the Issuer determines as of the end of the preceding Monthly Period with respect to any Class A Notes or Class B Notes that, after giving effect to all allocations and payments with respect to that Monthly Period, the Prefunding Target Amount of that class is greater than zero, the targeted deposit to the Principal Funding sub-Accounts for the affected classes will be the Prefunding Target Amount for the BAseries.

(d)   Event of Default, Early Redemption Event, Other Optional or Mandatory Redemption. If any tranche of Notes has been accelerated during a Monthly Period after the occurrence of an Event of Default, or if an Early Redemption Event with respect to any tranche of Notes occurs during such Monthly Period, or with respect to the Monthly Period immediately preceding any other date fixed for any other optional or mandatory redemption of any tranche of Notes, the deposit targeted for that tranche of Notes with respect to that Monthly Period and each following Monthly Period is equal to Nominal Liquidation Amount of that tranche of Notes as of

the close of business on the last day of the preceding Monthly Period (after taking into account any reallocations, payments or deposits on the following Transfer Date).

(e) _Amounts Owed to Derivative Counterparties_. If a tranche of Outstanding Dollar Notes or foreign currency Notes that has a Performing or non-Performing Derivative Agreement for principal provides for a payment to the applicable Derivative Counterparty, the deposit targeted for that tranche of Notes on each Transfer Date with respect to any payment to the Derivative Counterparty will be specified in the related terms document.

Section 3.11. Allocations among Principal Funding Sub-Accounts. Subject to the restrictions of Section 3.15, the aggregate amount of the deposits to be made to the Principal Funding Account for each tranche of Notes pursuant to Section 3.10 for each Monthly Period will be allocated, and a portion deposited in the Principal Funding sub-Account for each tranche of Notes, as follows:

(a) BAseries Available Principal Amounts Equal to Targeted Amount. Subject to clause (c) below, if BAseries Available Principal Amounts remaining after giving effect to Sections 3.07(a) through (d) are equal to the aggregate amount of BAseries Available Principal Amounts targeted to be deposited into the Principal Funding Account for all tranches of Notes pursuant to Section 3.10, then that targeted amount is deposited in the Principal Funding sub- Account established for each tranche.

(b) BAseries Available Principal Amounts Are Less Than Targeted Amounts. Subject to clause (c) below, if BAseries Available Principal Amounts remaining after giving effect to Sections 3.07(a) through (d) are less than the aggregate amount targeted to be deposited into the Principal Funding Account for all tranches of Notes pursuant to Section 3.10, then the amount available will be deposited in the Principal Funding sub-Account established for each tranche in the following priority:

(i) _first_, the amount available will be allocated to the Class A Notes _pro rata_ based on the ratio of (A) the amount targeted to be deposited into the Principal Funding sub-Account for such tranche of Class A Notes pursuant to Section 3.10, to (B) the aggregate amount targeted to be deposited into the Principal Funding sub-Account for all tranches of Class A Notes pursuant to Section 3.10;

(ii) _second_, the amount available after the application in clause (i) above will be allocated to the Class B Notes, _pro rata_ based on the ratio of (A) the amount targeted to be deposited into the Principal Funding sub-Account for such tranche of Class B Notes pursuant to Section 3.10, to (B) the aggregate amount targeted to be deposited into the Principal Funding sub-Account for all tranches of Class B Notes pursuant to Section 3.10; and

(iii) third, the amount available after the applications in clauses (i) and (ii) above will be allocated to the Class C Notes, _pro rata_ based on the ratio of (A) the amount targeted to be deposited into the Principal Funding sub-Account for such tranche of Class C Notes pursuant to Section 3.10, to (B) the aggregate amount targeted to be

deposited into the Principal Funding sub-Account for all tranches of Class C Notes pursuant to Section 3.10.

(c)   Reallocation of Deposits to the Principal Funding Sub-Account of Subordinated Notes. If the restrictions of Section 3.15(a) prevent the deposit of BAseries Available Principal Amounts into the Principal Funding sub-Account of any subordinated note, the aggregate amount of BAseries Available Principal Amounts available to make the targeted deposit for such subordinated tranche will be allocated *first*, to each tranche of Class A Notes *pro rata* based on the ratio of (A) the Required Subordinated Amount with respect to such subordinated class of Notes for such Class A Notes to (B) the Required Subordinated Amount with respect to such subordinated class of Notes for all Class A Notes and, *second*, if applicable, to each tranche of Class B Notes *pro rata* based on the ratio of (A) the Required Subordinated Amount with respect to such subordinated class of Notes for such Class B Notes to (B) the Required Subordinated Amount with respect to such subordinated class of Notes for all Class B Notes.

Section 3.12.   Amounts to Be Treated as BAseries Available Principal Amounts; Payments Received from Derivative Counterparties for Principal; Other Deposits to Principal Funding sub-Accounts. The following deposits and payments will be made on the following dates:

(a)   Amounts to be Treated as BAseries Available Principal Amounts. In addition to Available Principal Amounts allocated to the BAseries pursuant to Section 502 of the Indenture, the following amounts shall be treated as BAseries Available Principal Amounts for application in accordance with this Article III for any Monthly Period:

(i)   Reallocated BAseries Available Funds. BAseries Available Principal Amounts will include BAseries Available Funds reallocated to be treated as BAseries Available Principal Amounts pursuant to Section 3.01(c) or 3.01(d).

(ii)   Dollar Payments from Derivative Counterparties for Principal. Dollar payments received under Derivative Agreements for principal for any tranche of Notes will be treated as BAseries Available Principal Amounts.

(iii)   Other Amounts. The terms document for any tranche of Notes may include additional amounts which are to be treated as BAseries Available Principal Amounts for any Transfer Date.

(b)   Payments Received from Derivative Counterparties. Payments received under Derivative Agreements for Notes with principal payable in foreign currencies will be applied as specified in the applicable terms document.

(c)   Class C Reserve Sub-Account. Withdrawals made from the Class C Reserve sub-Account for any tranche of Notes pursuant to Section 3.23(b) will be deposited into the applicable Principal Funding sub-Account on the Transfer Date.

(d)   Receivables Sale Proceeds. Receivables Sales Proceeds received pursuant to Section 3.20(c)(i) for any tranche of Notes will be deposited into the applicable Principal Funding sub-Account on the date of receipt by the Issuer.

Section 3.13.   Withdrawals from Interest Funding Account. Withdrawals made pursuant to this Section 3.13 with respect to any tranche of Notes will be made from the Interest Funding sub-Account established for that tranche only after all allocations and reallocations have been made pursuant to Sections 3.02, 3.03, 3.04 and 3.07. In no event will the aggregate amount of the withdrawals from an Interest Funding sub-Account for any month be more than the amount on deposit in the applicable Interest Funding sub-Account. A single tranche of Notes may be entitled to more than one of the following withdrawals in any month.

(a)   Withdrawals for Dollar Notes. On each Interest Payment Date (or as specified in the applicable terms document) with respect to each tranche of Dollar Notes, an amount equal to the interest due on the applicable tranche of Notes on such Interest Payment Date (including any overdue and additional interest with respect to prior Interest Payment Dates) will be withdrawn from that Interest Funding sub-Account and remitted to the applicable Paying Agent(s) or as otherwise provided in the applicable terms document.

(b)   Withdrawals for Foreign Currency Notes with a Non-Performing Derivative Agreement for Interest. On each Interest Payment Date (or as specified in the applicable terms document) with respect to a tranche of foreign currency Notes that has a non-Performing Derivative Agreement for interest, the amount specified in the applicable terms document will be withdrawn from that Interest Funding sub-Account and, if so specified in the applicable terms document, converted to the applicable foreign currency at the Spot Exchange Rate and remitted to the applicable Paying Agent(s) or as otherwise provided in the applicable terms document.

(c)   Withdrawals for Discount Notes. On each applicable Principal Payment Date, with respect to each tranche of Discount Notes, an amount equal to the amount of the accretion of principal of that tranche of Notes from the prior Principal Payment Date (or, in the case of the first Principal Payment Date, the date of issuance of that tranche) to but excluding the applicable Principal Payment Date will be withdrawn from that Interest Funding sub-Account and invested in the Investor Interest of the Collateral Certificate pursuant to Section 3.17.

(d)   Withdrawals for Payments to Derivative Counterparties. On each date on which a payment is required to be made to the Derivative Counterparty under the applicable Derivative Agreement (or as specified in the applicable terms document) with respect to any tranche of Notes which has a Performing or non-Performing Derivative Agreement for interest, an amount equal to the amount of the payment to be made to the Derivative Counterparty under the applicable Derivative Agreement (including any overdue payment and any additional interest on overdue payments) will be withdrawn from that Interest Funding sub-Account and paid to the applicable Derivative Counterparty or as otherwise provided in the applicable terms document.

(e)   Excess Amounts. After payment in full of any tranche of Notes, any amount remaining on deposit in the applicable Interest Funding sub-Account will be *first*,

allocated among and deposited to the Interest Funding sub-Account of the tranches of Notes in the manner, order and priority set forth in Section 3.03(b), *second*, allocated among and deposited to the Principal Funding sub-Account of the tranches of Notes in the manner, order and priority set forth in Section 3.11(b), and *third*, paid to the Issuer.

If the aggregate amount available for withdrawal from an Interest Funding sub-Account for any tranche of Notes is less than all withdrawals required to be made from that Interest Funding sub-Account for that tranche in a month, then the amounts on deposit will be withdrawn and, if payable to more than one Person, applied *pro rata* based on the amounts of the withdrawals required to be made.

Section 3.14. Withdrawals from Principal Funding Account. Withdrawals made pursuant to this Section 3.14 with respect to any tranche of Notes will be made from the Principal Funding sub-Accounts established for that tranche only after all allocations have been made pursuant to Sections 3.10, 3.11 and 3.12. In no event will the amount of the withdrawal be more than the amount on deposit in the applicable Principal Funding sub-Account. A single tranche may be entitled to more than one of the following withdrawals with respect to any Monthly Period.

(a) Withdrawals for Dollar Notes with No Derivative Agreement for Principal. On each applicable Principal Payment Date (or as specified in the applicable terms document) with respect to each tranche of Dollar Notes which has no Derivative Agreement for principal, an amount equal to the principal due on the applicable tranche of Notes on the applicable Principal Payment Date will be withdrawn from such Principal Funding sub-Account and remitted to the applicable Paying Agent(s) or as otherwise provided by the applicable terms document.

(b) Withdrawals for Dollar or Foreign Currency Notes with Performing Derivative Agreements for Principal. On each date on which a payment is required under the applicable Derivative Agreement (or as specified in the applicable terms document) with respect to any tranche of Notes which has a Performing Derivative Agreement for principal, an amount equal to the amount of the payment to be made under the applicable Derivative Agreement will be withdrawn from such Principal Funding sub-Account and paid to the applicable Derivative Counterparty or as otherwise provided by the applicable terms document. The Issuer will direct the applicable Derivative Counterparty to remit its payments under the applicable Derivative Agreement to the applicable Paying Agent(s) or as otherwise provided by the applicable terms document.

(c) Withdrawals for Dollar Notes with a Non-Performing Derivative Agreement for Principal. On each applicable Principal Payment Date (or as specified in the applicable terms document) with respect to each tranche of Dollar Notes with a non-Performing Derivative Agreement for principal, the amount specified in the applicable terms agreement will be withdrawn from such Principal Funding sub-Account and remitted to the applicable Paying Agent(s) or as otherwise provided by the applicable terms document.

(d)   Withdrawals for Foreign Currency Notes with Non-Performing Derivative Agreements for Principal. On each Principal Payment Date (or as specified in the applicable terms document) with respect to a tranche of foreign currency Notes that has a non-Performing Derivative Agreement for principal, the amount specified in the applicable terms document will be withdrawn from such sub-Account and, if so specified in the applicable terms document, converted to the applicable foreign currency at the Spot Exchange Rate and remitted to the applicable Paying Agent(s) or as otherwise provided by the applicable terms document.

(e)   Withdrawal of Prefunding Excess Amount. If the Issuer on any date determines with respect to any class of Class A Notes or Class B Notes that, after giving effect to all issuances, deposits, allocations, reallocations and payments on such date, the Prefunding Excess Amount of that class is greater than zero, that amount will be withdrawn from the Principal Funding sub-Account of that class of Notes and *first*, allocated among and deposited to the Principal Funding sub-Account of the tranches of Notes in the manner, order and priority set forth in Section 3.11(b), and *then*, paid to the Issuer for reinvestment in the Investor Interest of the Collateral Certificate.

(f)   Legal Maturity Date. On the Legal Maturity Date of any tranche, after giving effect to any deposits, allocations, reallocations, sales of Receivables or other payments to be made on that date, amounts on deposit in the Principal Funding sub-Account of any tranche of a subordinated class of Notes may be applied to pay principal of that tranche, to make a payment under a Derivative Agreement with respect to principal of that tranche or to make other payments as specified in the related terms document.

(g)   Excess Amounts. Upon payment in full of any tranche of Notes, any remaining amount on deposit in the applicable Principal Funding sub-Account will be *first*, allocated among and deposited to the Interest Funding sub-Account of the tranches of Notes in the manner, order and priority set forth in Section 3.03(b), *second*, allocated among and deposited to the Principal Funding sub-Account of the tranches of Notes in the manner, order and priority set forth in Section 3.11(b), and *third*, paid to the Issuer.

If the aggregate amount available for withdrawal from a Principal Funding sub- Account for any tranche of Notes is less than all withdrawals required to be made from that Principal Funding sub-Account for that tranche in a month, then the amounts on deposit will be withdrawn and, if payable to more than one Person, applied *pro rata* based on the amounts of the withdrawals required to be made.

Section 3.15.   Limit on Deposits to the Principal Funding Sub-Account of Subordinated Note; Limit on Repayments of all Tranches.

(a)   Limit on Deposits to the Principal Funding Sub-Account of Subordinated Notes.

(i)   No BAseries Available Principal Amounts will be deposited in the Principal Funding sub-Account of any tranche of Class B Notes unless, following such deposit, the available subordinated amount of Class B Notes is at least equal to the

aggregate Class A Unused Subordinated Amount of Class B Notes for all Outstanding Class A Notes. For this purpose, the available subordinated amount of Class B Notes is equal to the aggregate Nominal Liquidation Amount of all other Class B Notes of the BAseries which are Outstanding after giving effect to the deposit into the Principal Funding sub-Account of such tranche of Class B Notes and all other Class B Notes which have a targeted deposit into the Principal Funding Account for such Monthly Period after giving effect to reductions or reallocations on such Transfer Date.

(ii) No BAseries Available Principal Amounts will be deposited in the Principal Funding sub-Account of any tranche of Class C Notes unless, following such deposit, (A) the available subordinated amount of Class C Notes is at least equal to the Class B Unused Subordinated Amount of Class C Notes for all Outstanding Class B Notes and (B) the available subordinated amount of Class C Notes is at least equal to the Class A Unused Subordinated Amount of Class C Notes for all Outstanding A Notes. For this purpose, the available subordinated amount of Class C Notes is equal to the aggregate Nominal Liquidation Amount of all other Class C Notes of the BAseries which are Outstanding after giving effect to the deposit into the Principal Funding sub-Account of such tranche of Class C Notes and all other Class C Notes which have a targeted deposit into the Principal Funding Account for such Monthly Period after giving effect to reductions or reallocations on such Transfer Date.

(iii) Notwithstanding anything in the Indenture or this Indenture Supplement to the contrary, BAseries Available Principal Amounts will be deposited in the Principal Funding sub-Account of a Subordinated Note, if and only to the extent that (i) such deposit is not contrary to clause (a)(i) or (a)(ii) above and (ii) the Prefunding Target Amount for each senior class of Notes is zero.

(b) <u>Limit on Repayments of all Tranches</u>. No amounts on deposit in a Principal Funding sub-Account for any tranche of Class A Notes or Class B Notes will be applied to pay principal of that tranche or to make a payment under a Derivative Agreement with respect to principal of that tranche in excess of the highest Outstanding Dollar Principal Amount of that tranche (or, in the case of foreign currency notes, such other amount that may be specified in the related terms document). In the case of any tranche of Class C Notes, no amounts on deposit in a Principal Funding sub-Account or, if applicable, a Class C Reserve sub-Account for any such tranche will be applied to pay principal of that tranche or to make a payment under a Derivative Agreement with respect to principal of that tranche in excess of the highest Outstanding Dollar Principal Amount of that tranche (or, in the case of foreign currency notes, such other amount that may be specified in the related terms document).

Section 3.16. <u>Calculation of Nominal Liquidation Amount</u>. On or prior to each Transfer Date, the Issuer shall calculate the Nominal Liquidation Amount of each tranche of Outstanding Notes in the BAseries which shall be the following amount:

(a) as of the date of issuance of such tranche of Notes, the Initial Dollar Principal Amount of such tranche of Notes; and

(b)   thereafter, the sum of, without duplication:

(i)   the Nominal Liquidation Amount of such tranche of Notes immediately after the prior date of determination; *plus*

(ii)   with respect to any tranche of Discount Notes, the aggregate amount of any accretions of principal on that tranche paid to the Master Trust for investment in the Investor Interest pursuant to Section 3.17(a) since the prior date of determination; *plus*

(iii)   the aggregate amount withdrawn from the Principal Funding sub-Account pursuant to Section 3.14(e) for such tranche since the prior date of determination; *plus*

(iv)   such tranche's allocable share of all reimbursements of its Nominal Liquidation Amount Deficit pursuant to Section 3.01(d) since the prior date of determination determined as set forth in Section 3.06; *minus*

(v)   such tranche's allocable share of all reallocations of BAseries Available Principal Amounts pursuant to Section 3.07 since the prior date of determination, determined as set forth in Section 3.09; *minus*

(vi)   the amount of the reduction of the Nominal Liquidation Amount of such tranche resulting from an allocation of Investor Charge-Offs since the prior date of determination, determined as set forth in Section 3.05; *minus*

(vii)   the amount deposited in the applicable Principal Funding sub-Account for such tranche (after giving effect to any deposits, allocations, reallocations or withdrawals to be made on that day) since the prior date of determination;

provided, however, that (1) the Nominal Liquidation Amount of a tranche of Notes may never be less than zero, (2) the Nominal Liquidation Amount of any tranche of Notes may never be greater than the Outstanding principal amount of such tranche and (3) the Nominal Liquidation Amount of any tranche of Notes that has caused a sale of Receivables pursuant to Section 3.20 will be zero.

The Nominal Liquidation Amount for the BAseries will be the sum of the Nominal Liquidation Amounts of all of the tranches of Notes of the BAseries.

Section 3.17.   Reinvestment in the Collateral Certificate.

(a)   The amount of principal accreted on any tranche of Discount Notes available pursuant to Section 3.13(c) will be paid to the Master Trust to increase the Investor Interest of the Collateral Certificate.

(b)   The portion of the Prefunding Excess Amount, if any, withdrawn from the Principal Funding Account to be paid to the Master Trust pursuant to Section 3.14(e) will be paid to the Master Trust to increase the Investor Interest of the Collateral Certificate.

Section 3.18. Netting of Deposits and Payments. The Issuer, in its sole discretion, may make all deposits to Interest Funding sub-Accounts and Principal Funding sub-Accounts pursuant to Sections 3.02 and 3.10 with respect to any Monthly Period net of, and after giving effect to, (a) all reallocations to be made pursuant to Section 3.07, (b) all payments to be made to Derivative Counterparties pursuant to Sections 3.13 and 3.14, (c) all reinvestments in the Investor Interest of the Collateral Certificate to be made pursuant to Section 3.17 and (d) all payments to the Issuer pursuant to Section 3.07(f).

Section 3.19. *Pro rata* Payments within a Tranche. All payments of principal, interest or other amounts to Holders of the Notes of a single tranche will be made *pro rata* based on the Stated Principal Amount of their Notes.

Section 3.20. Sale of Receivables for Accelerated Notes.

(a) (i) If a tranche of Notes has been accelerated pursuant to Section 702 of the Indenture following an Event of Default, the Indenture Trustee may, and at the direction of the Majority Holders of that tranche of Notes will, cause the Master Trust to sell Principal Receivables and the related Finance Charge Receivables (or interests therein) in an amount up to the Nominal Liquidation Amount of the affected tranche plus any accrued, past due and additional interest on the affected tranche.

(ii) Such a sale will be permitted only if at least one of the following conditions is met:

(A) the Holders of 90% of the aggregate Outstanding Dollar Principal Amount of the accelerated tranche of Notes consent; or

(B) the net proceeds of such sale (*plus* amounts on deposit in the applicable sub-Accounts and payments to be received from any applicable Derivative Agreement) would be sufficient to pay all amounts due on the accelerated tranche of Notes; or

(C) if the Indenture Trustee determines that the funds to be allocated to the accelerated Notes, including (1) BAseries Available Funds and BAseries Available Principal Amounts allocable to the accelerated tranche of Notes, (2) payments to be received from any applicable Derivative Agreement and (3) amounts on deposit in the applicable sub-Accounts, may not be sufficient on any ongoing basis to make payments on the accelerated tranche of Notes as such payments would have become due if such obligations had not been declared due and payable, and 66-2/3% of the Holders of the accelerated tranche of Notes consent to the sale.

(iii) In the case of an acceleration of a tranche of Notes of a subordinated class, if the provisions of Section 3.15 would prevent the payment of the accelerated tranche of subordinated Notes, such sale will be delayed until a level of prefunding of the Principal Funding sub-Accounts for the senior classes of Notes of that series has been reached such

35

that the amount of such accelerated tranche is no longer required to provide subordination for the senior classes of Notes.

(b)   If the Nominal Liquidation Amount with respect to any tranche of Notes is greater than zero on its Legal Maturity Date (after giving effect to any adjustments, deposits and distributions otherwise to be made on that Legal Maturity Date), the Issuer will cause the Master Trust to sell Principal Receivables and the related Finance Charge Receivables (or interests therein) on that Legal Maturity Date in an amount up to the Nominal Liquidation Amount of the affected tranche *plus* any accrued, past due and additional interest on the affected tranche.

(c)   Sales proceeds received with respect to a tranche of Notes received pursuant to clause (a) or (b) will be allocated in the following priority:

(i)   *first*, to be deposited in the Principal Funding sub-Account for that tranche of Notes, an amount up to the amount that would be necessary to increase the aggregate amount on deposit in such sub-Account to the principal amount for such tranche of Notes (notwithstanding any limitation in Section 3.10 to the contrary); and

(ii)   *second*, to be deposited in the Interest Funding sub-Account of that tranche of Notes, the balance of such sales proceeds.

(d)   Any amount remaining on deposit in the Interest Funding sub-Account for a tranche of Notes that has caused a sale of Receivables pursuant to this Section 3.20 after final payment thereof pursuant to Section 503 of the Indenture will be treated as BAseries Available Funds.

Section 3.21.   Calculation of Prefunding Target Amount.

(a)   With respect to all tranches of Class A Notes, the Prefunding Target Amount means the greater of the amount computed under clause (i) or (ii) for the applicable Monthly Period:

(i)   The Prefunding Target Amount for tranches of Class A Notes with respect to Class B Notes for any day during any Monthly Period is equal to an amount, not less than zero, equal to the product of (x) the aggregate Adjusted Outstanding Dollar Principal Amount of Class A Notes as of the end of the preceding Monthly Period (taking into consideration any deposits or withdrawals to be made on the related Transfer Date) times (y) one *minus* a fraction (which shall not exceed one) the numerator of which is the aggregate Adjusted Outstanding Dollar Principal Amount of all tranches of Outstanding Class B Notes (other than tranches which have (A) had Early Redemption Events or other mandatory or optional redemption events in which such tranches are to be redeemed in full in or with respect to any preceding Monthly Period, (B) had Events of Default in or with respect to any preceding Monthly Period, or (C) reached or are expected to reach their final or only Expected Principal Payment Date in or with respect to that Monthly Period or earlier Monthly Periods) and the denominator of which is the aggregate amount of the Class A Required Subordinated Amount of Class B Notes for all tranches of

Class A Notes of which are Outstanding as of the end of the preceding Monthly Period (taking into consideration any deposits or withdrawals to be made on the related Transfer Date).

(ii)   The Prefunding Target Amount for tranches of Class A Notes with respect to Class C Notes for any day during any Monthly Period is equal to an amount, not less than zero, equal to the product of (x) the aggregate Adjusted Outstanding Dollar Principal Amount of Class A Notes as of the end of the preceding Monthly Period (taking into consideration any deposits or withdrawals to be made on the related Transfer Date) <u>times</u> (y) one *minus* a fraction (which shall not exceed one) the numerator of which is the aggregate Adjusted Outstanding Dollar Principal Amount of all tranches of Outstanding Class C Notes (other than tranches which have (A) had Early Redemption Events or other mandatory or optional redemption events in which such tranches are to be redeemed in full in or with respect to any preceding Monthly Period, (B) had Events of Default in or with respect to any preceding Monthly Period, or (C) reached or are expected to reach their final or only Expected Principal Payment Date in or with respect to that Monthly Period or earlier Monthly Periods) and the denominator of which is the aggregate amount of the Class A Required Subordinated Amount of Class C Notes for all tranches of Class A Notes which are Outstanding as of the end of the preceding Monthly Period (taking into consideration any deposits or withdrawals to be made on the related Transfer Date).

(b)   With respect to all tranches of Class B Notes, the Prefunding Target Amount means with respect to Class C Notes for any day during any Monthly Period an amount, not less than zero, equal to the product of (x) the aggregate Adjusted Outstanding Dollar Principal Amount of Class B Notes as of the end of the preceding Monthly Period (taking into consideration any deposits or withdrawals to be made on the related Transfer Date) <u>times</u> (y) one *minus* a fraction (which shall not exceed one) the numerator of which is the aggregate Adjusted Outstanding Dollar Principal Amount of all tranches of Outstanding Class C Notes (other than tranches which have (A) had Early Redemption Events or other mandatory or optional redemption events in which such tranches are to be redeemed in full in or with respect to any preceding Monthly Period, (B) had Events of Default in or with respect to any preceding Monthly Period, or (C) reached or are expected to reach their final or only Expected Principal Payment Date in or with respect to that Monthly Period or earlier Monthly Periods) and the denominator of which is the aggregate amount of the Class B Required Subordinated Amount of Class C Notes for all tranches of Class B Notes which are Outstanding as of the end of the preceding Monthly Period (taking into consideration any deposits or withdrawals to be made on the related Transfer Date).

(c)   On any day during any Monthly Period on which the Prefunding Target Amount for any tranche of senior notes first exceeds zero, the Issuer will notify the Master Trust pursuant to <u>Section 4.09</u> of the Series 2001-D Supplement of such event.

Section 3.22.   Targeted Deposits to the Class C Reserve Account.

(a)   The aggregate deposit targeted to be made to the Class C Reserve Account with respect to each Transfer Date is an amount equal to the sum of Class C Reserve sub-Account deposits, if any, targeted to be made for each specified tranche of Class C Notes. The amount of any such deposit, the aggregate amount targeted to be on deposit after giving effect to any such deposit and the circumstances that require that a deposit be made will be set forth in the terms document for such tranche of Class C Notes. Unless another time is specified for making such deposits in the terms document for each such tranche of Class C Notes, these deposits will be made on each Transfer Date.

(b)   If the amount of funds available for a Transfer Date pursuant to Section 3.01(f) is at least equal to the aggregate amount of the deposits targeted by clause (a) above, then the full amount of each such deposit will be made.

(c)   If the amount of funds available for a Transfer Date pursuant to Section 3.01(f) is less than the aggregate amount of deposits targeted by clause (a) above, then the amount available will be allocated to each tranche of Class C Notes to the extent of its targeted deposit to the applicable Class C Reserve sub-Account *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche of Class C Notes for the related Monthly Period to the Weighted Average Available Funds Allocation Amount for all Class C Notes for the related Monthly Period that have a targeted deposit to its Class C Reserve sub-Account; provided, however, that any excess identified in this clause (c), including in the application of this proviso, will be allocated to each tranche of Class C Notes which has a remaining targeted deposit to its Class C Reserve sub-Account up to the amount of such remaining targeted deposit *pro rata* (based on the ratio of Weighted Average Available Funds Allocation Amount for such tranche of Class C Notes for the related Monthly Period to the Weighted Average Available Funds Allocation Amount for all Class C Notes with a remaining targeted deposit for the related Monthly Period).

Section 3.23.   Withdrawals from the Class C Reserve Account. Withdrawals for any tranche of Class C Notes will be made from the applicable Class C Reserve sub-Account as specified below.

(a)   Payments of Interest; Payments with Respect to Derivative Agreements for Interest, Accretion on Discount Notes. If the amount on deposit in the Interest Funding sub-Account for any tranche of Class C Notes is insufficient to pay in full the amounts for which withdrawals are required under Section 3.13, on the Transfer Date immediately preceding the date of such payment an amount equal to that deficiency will be withdrawn from the Class C Reserve sub-Account for such tranche and deposited into that Interest Funding sub-Account.

(b)   Payments of Principal; Payments with Respect to Derivative Agreements for Principal. If, on and after the earliest to occur of (i) the date on which any tranche of Class C Notes are accelerated pursuant to Section 702 of the Indenture following an Event of Default with respect to such tranche, (ii) any date on or after the Transfer Date immediately preceding the Expected Principal Payment Date on which the amount on deposit in the Principal Funding

sub-Account for any tranche of Class C Notes plus the aggregate amount on deposit in the Class C Reserve sub-Account for such tranche of the Class C Notes equals or exceeds the Outstanding Dollar Principal Amount of such Class C Notes and (iii) the Legal Maturity Date for any tranche of Class C Notes, the amount on deposit in the Principal Funding sub-Account for any tranche of Class C Notes is insufficient to pay in full the amounts for which withdrawals are required under Section 3.14, an amount equal to that deficiency will be withdrawn from that Class C Reserve sub-Account for such tranche and deposited into that Principal Funding sub-Account on the Transfer Date before the date of the applicable withdrawal required pursuant to Section 3.14.

(c)   Withdrawal of Excess Amounts. If on any Transfer Date with respect to which no Class C Notes have been accelerated, the aggregate amount on deposit in the Class C Reserve Account exceeds the amount required to be on deposit in the Class C Reserve Account, the amount of such excess will be withdrawn from the Class C Reserve Account and *first*, allocated among and deposited to the Class C Reserve sub-Account of the tranches of Class C Notes in the manner, order and priority set forth in Section 3.22(c), and *then*, paid to the Issuer. Upon payment in full of any tranche of Class C Notes, any amount on deposit in the applicable Class C Reserve sub-Account will be applied in accordance with the preceding sentence.

Section 3.24.   Targeted Deposits to the Accumulation Reserve Account.

(a)   The aggregate deposit targeted to be made to the Accumulation Reserve Account with respect to each Monthly Period is an amount equal to the sum of Accumulation Reserve sub-Account deposits, if any, targeted to be made for each specified tranche of Notes. The amount of any such deposit, the aggregate amount targeted to be on deposit after giving effect to any such deposit and the circumstances that require that a deposit be made will be set forth in the terms document for such tranche of Notes. Unless another time is specified for making such deposits in the terms document for each such tranche of Notes, these deposits will be made on each Transfer Date.

(b)   If the amount of funds available for a Monthly Period pursuant to Section 3.01(e) is at least equal to the aggregate amount of the deposits targeted by clause (a) above, then the full amount of each such deposit will be made.

(c)   If the amount of funds available for a Monthly Period pursuant to Section 3.01(e) is less than the aggregate amount of deposits targeted by clause (a) above, then the amount available will be allocated to each tranche of Notes to the extent of its targeted deposit to the applicable Accumulation Reserve sub-Account *pro rata* based on the ratio of the Weighted Average Available Funds Allocation Amount for such tranche of Notes for such Monthly Period to the Weighted Average Available Funds Allocation Amount for all tranches of Notes that have a targeted deposit to its Accumulation Reserve sub-Account for such Monthly Period; provided, however, that any excess identified in this clause (c), including in the application of this proviso, will be allocated to each tranche of Notes which has a remaining targeted deposit to its Accumulation Reserve sub-Account up to the amount of such remaining targeted deposit *pro rata* based on the ratio of Weighted Average Available Funds Allocation Amount for such tranche of Notes for such Monthly Period to the Weighted Average Available

39

Funds Allocation Amount for all tranches of Notes with a remaining targeted deposit for such Monthly Period.

Section 3.25. Withdrawals from the Accumulation Reserve Account. Withdrawals for any tranche of Notes will be made from the applicable Accumulation Reserve sub-Account as specified below.

(a) Interest. On or prior to each Transfer Date, the Issuer will calculate the PFA Accumulation Earnings Shortfall (if any) for the Principal Funding sub-Account for each tranche of Notes. If there is any PFA Accumulation Earnings Shortfall for any Principal Funding sub- Account for that Transfer Date for any tranche of Notes, the Issuer will withdraw such amount from the applicable Accumulation Reserve sub-Account, to the extent available, for treatment as BAseries Available Funds for such Monthly Period.

(b) Payment to Issuer. If on any Transfer Date the aggregate amount on deposit in the Accumulation Reserve Account exceeds the amount required to be on deposit in the Accumulation Reserve Account, the amount of such excess will be withdrawn from the Accumulation Reserve Account and paid to the Issuer.

Section 3.26. Computation of Interest.

(a) Unless otherwise provided as contemplated in Section 301 of the Indenture, (i) interest on the Notes computed at a fixed rate will be calculated on the basis of a 360-day year of twelve 30-day months and (ii) interest on Notes computed on the basis of a floating or periodic rate will be calculated on the basis of a 360-day year for the actual number of days elapsed.

(b) Unless otherwise specified in this Indenture Supplement or the applicable terms document, interest for any period will be calculated from and including the first day of such period, to but excluding the last day of such period.

Section 3.27. Excess Available Funds Sharing.

(a) Shared Excess Available Funds allocable to the BAseries on any Transfer Date shall be treated as BAseries Available Funds for such Transfer Date.

(b) Shared Excess Available Funds allocable to the BAseries with respect to any Transfer Date shall mean an amount equal to the Series Available Funds Shortfall, if any, with respect to the BAseries for such Transfer Date; provided, however, that if the aggregate amount of Shared Excess Available Funds for all Excess Available Funds Sharing Series in Excess Available Funds Sharing Group One for such Transfer Date is less than the Aggregate Series Available Funds Shortfall for such Transfer Date, then Shared Excess Available Funds allocable to the BAseries on such Transfer Date shall equal the product of (i) Shared Excess Available Funds for all Excess Available Funds Sharing Series in Excess Available Funds Sharing Group One for such Transfer Date and (ii) a fraction, the numerator of which is the Series Available Funds Shortfall with respect to the BAseries for such Transfer Date and the

denominator of which is the Aggregate Series Available Funds Shortfall for all Excess Available Funds Sharing Series in Excess Available Funds Sharing Group One for such Transfer Date.

[END OF ARTICLE III]

ARTICLE IV

Early Redemption of Notes

Section 4.01. Early Redemption Events.

(a)   In addition to the events identified as Early Redemption Events in Section 1201 of the Indenture, if for any month the amount of Excess Available Funds averaged over the three preceding Monthly Periods is less than the Required Excess Available Funds for such month, an "Early Redemption Event" with respect to the BAseries Notes will be deemed to have occurred.

(b)   In addition, the terms document for any tranche of Notes may list additional events which are "Early Redemption Events" with respect to such tranche of Notes.

[END OF ARTICLE IV]

ARTICLE V

Accounts and Investments

Section 5.01. Accounts.

(a)   On or before the Closing Date, the Indenture Trustee will cause to be established and maintained four Qualified Accounts denominated as follows: the "Interest Funding Account," the "Principal Funding Account," the "Accumulation Reserve Account" and the "Class C Reserve Account" in the name of the Indenture Trustee, bearing a designation clearly indicating that the funds deposited therein are held for the benefit of the BAseries Noteholders (or, in the case of the Class C Reserve Account, for the benefit of the Class C Noteholders). The Interest Funding Account, the Principal Funding Account, the Accumulation Reserve Account and the Class C Reserve Account constitute Supplemental Accounts and shall be under the sole dominion and control of the Indenture Trustee for the benefit of the BAseries Noteholders (or, in the case of the Class C Reserve Account, for the benefit of the Class C Noteholders). If, at any time, the institution holding either the Interest Funding Account, the Principal Funding Account, the Accumulation Reserve Account or the Class C Reserve Account ceases to be a Qualified Institution, the Issuer will within ten (10) Business Days (or such longer period, not to exceed thirty (30) calendar days, as to which each Note Rating Agency may consent) establish a new Interest Funding Account, Principal Funding Account, Accumulation Reserve Account or Class C Reserve Account, as the case may be, that is a Qualified Account and shall transfer any cash and/or investments to such new Interest Funding Account, Principal Funding Account, Accumulation Reserve Account or Class C Reserve Account, as the case may be. From the date such new Interest Funding Account, Principal Funding Account, Accumulation Reserve Account or Class C Reserve Account is established, it will be the "Interest Funding Account," "Principal Funding Account," "Accumulation Reserve Account" or "Class C Reserve Account," as the case may be. Each tranche of Notes will have its own sub-Account within the Interest Funding Account, the Principal Funding Account, the Accumulation Reserve Account and the Class C Reserve Account. The Interest Funding Account, the Principal Funding Account, the Accumulation Reserve Account and the Class C Reserve Account will receive deposits pursuant to Article III.

(b)   Notwithstanding any provision of Section 403(a) of the Indenture to the contrary, any prefunded amounts on deposit in the Principal Funding Account will be invested in Permitted Investments that will mature no later than the following Business Day.

(c)   All payments to be made from time to time by the Indenture Trustee to Noteholders out of funds in the Interest Funding Account, the Principal Funding Account, the Accumulation Reserve Account or the Class C Reserve Account pursuant to this Indenture Supplement will be made by the Indenture Trustee to the Paying Agent not later than 12:00 noon on the applicable Interest Payment Date or Principal Payment Date but only to the extent of available funds in the applicable sub-Account or as otherwise provided in Article III.

(d)   On each Transfer Date, all interest and earnings (net of losses and investment expenses) accrued since the preceding Transfer Date on funds on deposit in the Class C Reserve Account will be retained in the Class C Reserve Account (to the extent that the sum of the amount on deposit in the Class C Reserve Account with respect to the related Monthly Period is less than the required balance for the Class C Reserve Account for that Monthly Period) and the excess, if any, will be paid to the Issuer.

[END OF ARTICLE V]

ARTICLE VI

Terms Documents and Derivative Agreements Matters

Section 6.01. Updates to Terms Documents, Derivative Agreements and Related Documents.

(a) Updates. The Terms Documents listed on Schedule 1 attached hereto, as well as any Derivative Agreements and other agreements relating to credit enhancement for the related Tranche of Notes, shall be and hereby are updated by deleting the terms listed below under the heading "Old Defined Term" wherever such terms appear and by replacing each such term in all such places where it appears with the term listed opposite such term under the heading "New Defined Term":

OLD DEFINED TERM	NEW DEFINED TERM
"FIA" or "FIA Card Services, National Association"	"BANA" or "Bank of America, National Association"
"The Bank of New York"	"The Bank of New York Mellon"

[END OF ARTICLE VI]

IN WITNESS WHEREOF, the parties hereto have caused this Indenture Supplement to be duly executed as of the day and year first above written.

BA CREDIT CARD TRUST,

By: BA CREDIT CARD FUNDING, LLC, as
    Beneficiary and not in its individual capacity

By: _____
    Name:
    Title:

THE BANK OF NEW YORK MELLON, as Indenture Trustee and not in its individual capacity

By: _____
    Name:
    Title:

STATE OF DELAWARE)

)   ss:

COUNTY OF CASTLE)

         On this ___ day of _____, 20__, before me personally came _____, a _____ of _____, to me known to be the person described in and who executed the foregoing instrument, and duly acknowledged that [he][she] executed the same for the purposes therein contained, and acknowledged the same to be [his][her] free act and deed.

_____
Name

_____
[Notarial Seal]

STATE OF NEW YORK   )

)   ss:

COUNTY OF NEW YORK)

On _____ ___, 2015, before me personally came _____, to me known, who, being by me duly sworn, did depose and say that she resides at _____; that she is of The Bank of New York Mellon, one of the parties described in and which executed the above instrument; and that she signed her name thereto by authority of the board of directors of the corporation.

Name

[Notarial Seal]

[FORM OF] CLASS A NOTE

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR TO SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF COVENANTS AND AGREES THAT IT WILL NOT AT ANY TIME INSTITUTE AGAINST THE ISSUER, THE TRANSFEROR, THE SERVICER OR THE MASTER TRUST, OR JOIN IN ANY INSTITUTION AGAINST THE ISSUER, THE TRANSFEROR, THE SERVICER OR THE MASTER TRUST, OF, ANY BANKRUPTCY PROCEEDINGS UNDER ANY UNITED STATES FEDERAL OR STATE BANKRUPTCY OR SIMILAR LAW IN CONNECTION WITH ANY OBLIGATIONS RELATING TO THE NOTES OR THE INDENTURE.

THE HOLDER OF THIS NOTE, BY ACCEPTANCE OF THIS NOTE, AND EACH HOLDER OF A BENEFICIAL INTEREST IN THIS NOTE, BY THE ACQUISITION OF A BENEFICIAL INTEREST THEREIN, AGREE TO TREAT THE NOTES AS INDEBTEDNESS OF THE TRANSFEROR FOR APPLICABLE FEDERAL, STATE, AND LOCAL INCOME AND FRANCHISE TAX LAW AND FOR PURPOSES OF ANY OTHER TAX IMPOSED ON OR MEASURED BY INCOME.

BA CREDIT CARD TRUST

[Floating Rate]

BASERIES CLASS A NOTE

BA CREDIT CARD TRUST, a statutory trust created under the laws of the State of Delaware (herein referred to as the "Issuer"), for value received, hereby promises to pay to CEDE & CO., or registered assigns, subject to the following provisions, a principal sum of _____ payable on the _____ _____ Payment Date (the "Expected Principal Payment Date"), except as otherwise provided below or in the Indenture (as defined on the reverse hereof); *provided*, however, that the entire unpaid principal amount of this Note shall be due and payable on the _____ _____ Payment Date (the "Legal Maturity Date"). Interest will accrue on this Note [from the date of its issuance] at the rate of _____, as more specifically set forth in the Class _____ Terms Document dated _____ __, 20__ (the "Terms Document"), between the Issuer and the Indenture Trustee, and shall be due and payable on each Interest Payment Date . Interest will be computed on the basis of a 360-day year [of twelve 30-day months] [and the actual number of days elapsed in each interest period]. Such principal of and interest on this Note shall be paid in the manner specified on the reverse hereof.

The principal of and interest on this Note are payable in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. All payments made by the Issuer with respect to this Note shall be applied first to interest due and payable on this Note as provided above and then to the unpaid principal of this Note.

Reference is made to the further provisions of this Note set forth on the reverse hereof, which shall have the same effect as though fully set forth on the face of this Note.

Unless the certificate of authentication hereon has been executed by the Indenture Trustee whose name appears below by manual signature, this Note shall not be entitled to any benefit under the Indenture referred to on the reverse hereof, or be valid or obligatory for any purpose.

---

*   Denominations of $100,000 and in integral multiples of $1,000 in excess thereof.

IN WITNESS WHEREOF, the Issuer has caused this instrument to be signed, manually or in facsimile, by its Authorized Officer.

BA CREDIT CARD TRUST,
   as Issuer

By: BA CREDIT CARD FUNDING, LLC, as
     Beneficiary and not in
     its individual capacity

By:_____
   Name:
   Title:

Date: _____ __, ____

INDENTURE TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Notes designated above and referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON, not in its individual capacity but solely as Indenture Trustee

By: _____
    Name:
    Title:

Date: _____ __, ____

[REVERSE OF NOTE]

This Note is one of the Notes of a duly authorized issue of Notes of the Issuer, designated as its "BAseries Class A Notes," all issued under a Fourth Amended and Restated Indenture dated as of [November 23, 2015] (such indenture, as supplemented or amended, is herein called the "Indenture"), between the Issuer and The Bank of New York Mellon, as indenture trustee (the "Indenture Trustee", which term includes any successor Indenture Trustee under the Indenture), as acknowledged and accepted by Bank of America, National Association ("BANA"), as supplemented by a Third Amended and Restated BAseries Indenture Supplement dated as of [November 23, 2015] (the "Indenture Supplement"), between the Issuer and the Indenture Trustee, to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights and obligations thereunder of the Issuer, the Indenture Trustee and the Holders of the Notes. The Notes are subject to all terms of the Indenture. All terms used in this Note that are defined in the Indenture, as supplemented or amended, shall have the meanings assigned to them in or pursuant to the Indenture, as so supplemented or amended.

Although a summary of certain provisions of the Indenture is set forth below, this Note is qualified in its entirety by the terms and provisions of the Indenture and reference is made to that Indenture for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Indenture Trustee.

The Class B Notes and the Class C Notes will also be issued under the Indenture.

The Notes are and will be equally and ratably secured by the collateral pledged as security therefor as provided in the Indenture.

Principal of this Note will be payable on the Expected Principal Payment Date in an amount described on the face hereof, subject to the provisions of the Indenture.

As described above, the entire unpaid principal amount of this Note shall be due and payable on the Legal Maturity Date.

On any day occurring on or after the date on which the aggregate Nominal Liquidation Amount of any tranche of Notes is reduced to less than 5% of its Initial Dollar Principal Amount, the Transferor (if the Transferor is the Servicer or an Affiliate of the Servicer) has the right, but not the obligation, to redeem such tranche of Notes in whole but not in part, pursuant to Section 1202 of the Indenture. The redemption price will be an amount equal to the Outstanding principal amount of such tranche, plus interest accrued and unpaid or principal accreted and unpaid on such tranche to but excluding the date of redemption.

Subject to the terms and conditions of the Indenture, the Beneficiary, on behalf of the Trust, may from time to time issue, or direct the Owner Trustee, on behalf of the Trust, to issue, one or more series, classes or tranches of Notes.

On each Payment Date, the Paying Agent shall distribute to each Holder of record on the related Record Date (except for the final distribution with respect to this Note) such Holder's pro rata share of the amounts held by the Paying Agent that are allocated and available on such Payment Date to pay interest and principal on the Class A Notes. Final payments of this Note will be made only upon presentation and surrender of this Note at the office or offices therein specified.

[Payments of interest on this Note due and payable on each Payment Date, together with the installment of principal, if any, to the extent not in full payment of this Note, shall be made by check mailed to the Person whose name appears as the Registered Noteholder of this Note (or one or more Predecessor Notes) on the Note Register as of the close of business on each Record Date, except that with respect to Notes registered on the Record Date in the name of the nominee of the clearing agency (initially, such nominee to be Cede & Co.), payments will be made by wire transfer in immediately available funds to the account designated by such nominee. Such checks shall be mailed to the Person entitled thereto at the address of such Person as it appears on the Note Register as of the applicable Record Date without requiring that this Note be submitted for notation of payment. Any reduction in the principal amount of this Note (or any one or more Predecessor Notes) effected by any payments made on any Payment Date shall be binding upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not noted hereon. If funds are expected to be available, as provided in the Indenture, for payment in full of the then remaining unpaid principal amount of this Note on a Payment Date, then the Indenture Trustee, in the name of and on behalf of the Issuer, will notify the Person who was the Registered Noteholder hereof as of the Record Date preceding such Payment Date by notice mailed within five days of such Payment Date and the amount then due and payable shall be payable only upon presentation and surrender of this Note at the Indenture Trustee's principal Corporate Trust Office or at the office of the Indenture Trustee's agent appointed for such purposes located in the City of New York. On any payment of interest or principal being made, details of such payment shall be entered by the Indenture Trustee on behalf of the Issuer in Schedule A hereto.]

[As provided in the Indenture and subject to certain limitations set forth therein, the transfer of this Note may be registered on the Note Register upon surrender of this Note for registration of transfer at the office or agency designated by the Issuer pursuant to the Indenture, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Indenture Trustee duly executed by, the Holder hereof or his attorney duly authorized in writing, with such signature guaranteed by a commercial bank or trust company located, or having a correspondent located, in the City of New York or the city in which the Corporate Trust Office is located, or a member firm of a national securities exchange, and such other documents as the Indenture Trustee may require, and thereupon one or more new Notes of authorized denominations and in the same aggregate principal amount will be issued to the designated transferee or transferees. No service charge will be charged for any registration of transfer or exchange of this Note, but the transferor may be required to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any such registration of transfer or exchange.]

Each Noteholder or Note Owner, by acceptance of a Note or, in the case of a Note Owner, a beneficial interest in a Note covenants and agrees that by accepting the benefits of the Indenture that it will not at any time institute against BANA, Funding, the Master Trust or the Issuer, or join in any institution against BANA, Funding, the Master Trust or the Issuer of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any United States Federal or state bankruptcy or similar law in connection with any obligations relating to the Notes, the Indenture or any Derivative Agreement.

Prior to the due presentment for registration of transfer of this Note, the Issuer, the Indenture Trustee and any agent of the Issuer or the Indenture Trustee may treat the Person in whose name this Note (as of the day of determination or as of such other date as may be specified in the Indenture) is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Issuer, the Indenture Trustee nor any such agent shall be affected by notice to the contrary.

The term "Issuer" as used in this Note includes any successor to the Issuer under the Indenture.

The Issuer is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Indenture Trustee and the Holders of Notes under the Indenture.

The Notes are issuable only in registered form in denominations as provided in the Indenture, subject to certain limitations therein set forth.

THIS NOTE AND THE INDENTURE WILL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of and interest on this Note at the times, place, and rate, and in the coin or currency herein prescribed.

No recourse may be taken, directly or indirectly, with respect to the obligations of the Issuer on the Notes or under the Indenture or any certificate or other writing delivered in connection herewith or therewith, against (i) the Owner Trustee in its individual capacity, (ii) any owner of a beneficial interest in the Issuer or (iii) any partner, owner, beneficiary, agent, officer, director, employee or agent of the Owner Trustee in its individual capacity, any holder of a beneficial interest in the Issuer or the Owner Trustee or of any successor or assign of the Owner Trustee in its individual capacity, except as any such Person may have expressly agreed (it being understood that the Owner Trustee has no such obligations in its individual capacity). The Holder of this Note by the acceptance hereof agrees that, except as expressly provided in the Indenture and the Indenture Supplement in the case of an Event of Default under the Indenture,

the Holder shall have no claim against any of the foregoing for any deficiency, loss or claim therefrom; provided, however, that nothing contained herein shall be taken to prevent recourse to, and enforcement against, the assets of the Issuer for any and all liabilities, obligations and undertakings contained in the Indenture or in this Note.

ASSIGNMENT

Social Security or taxpayer I.D. or other identifying number of assignee

_____

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

(name and address of assignee)

the within Note and all rights thereunder, and hereby irrevocably constitutes and appoints attorney, to transfer said Note on the books kept for registration thereof, with full power of substitution in the premises.

Dated:_____   _____ *

 Signature Guaranteed:

---

*NOTE: The signature to this assignment must correspond with the name of the registered owner as it appears on the face of the within Note in every particular, without alteration, enlargement or any change whatsoever.

PART I

INTEREST PAYMENTS

Interest Payment Date	Date of Payment	Total Amount of Interest Payable	Amount of Interest Paid	Confirmation of payment by or on behalf of the Issuer
First	_____	_____	_____	_____
Second	_____	_____	_____	_____

[continue numbering until the appropriate number of interest payment dates for the Notes is reached]

PART II

PRINCIPAL PAYMENTS

Date of Payment	Total Amount Payable	Total Amount Paid	Confirmation of payment by or on behalf of the Issuer
_____	_____	_____	_____
_____	_____	_____	_____

Date of Payment	Total Amount Payable	Total Amount Paid	Confirmation of payment by or on behalf of the Issuer
_____	_____	_____	_____
_____	_____	_____	_____

[continue numbering until the appropriate number of installment dates for the Notes is reached]

[FORM OF] CLASS B NOTE

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR TO SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF COVENANTS AND AGREES THAT IT WILL NOT AT ANY TIME INSTITUTE AGAINST THE ISSUER, THE TRANSFEROR, THE SERVICER OR THE MASTER TRUST, OR JOIN IN ANY INSTITUTION AGAINST THE ISSUER, THE TRANSFEROR, THE SERVICER OR THE MASTER TRUST, OF, ANY BANKRUPTCY PROCEEDINGS UNDER ANY UNITED STATES FEDERAL OR STATE BANKRUPTCY OR SIMILAR LAW IN CONNECTION WITH ANY OBLIGATIONS RELATING TO THE NOTES OR THE INDENTURE.

THE HOLDER OF THIS NOTE, BY ACCEPTANCE OF THIS NOTE, AND EACH HOLDER OF A BENEFICIAL INTEREST IN THIS NOTE, BY THE ACQUISITION OF A BENEFICIAL INTEREST THEREIN, AGREE TO TREAT THE NOTES AS INDEBTEDNESS OF THE TRANSFEROR FOR APPLICABLE FEDERAL, STATE, AND LOCAL INCOME AND FRANCHISE TAX LAW AND FOR PURPOSES OF ANY OTHER TAX IMPOSED ON OR MEASURED BY INCOME.

BA CREDIT CARD TRUST

[FLOATING RATE]

BASERIES CLASS B NOTE

       BA CREDIT CARD TRUST, a statutory trust created under the laws of the State of Delaware (herein referred to as the "Issuer"), for value received, hereby promises to pay to CEDE & CO., or registered assigns, subject to the following provisions, a principal sum of _____ payable on the _____ ____ Payment Date (the "Expected Principal Payment Date"), except as otherwise provided below or in the Indenture (as defined on the reverse hereof); *provided*, however, that the entire unpaid principal amount of this Note shall be due and payable on the _____ ____ Payment Date (the "Legal Maturity Date"). Interest will accrue on this Note [from the date of its issuance] at the rate of _____, as more specifically set forth in the Class ____ Terms Document dated _____ __, 20__ (the "Terms Document"), between the Issuer and the Indenture Trustee, and shall be due and payable on each Interest Payment Date . Interest will be computed on the basis of a 360-day year [of twelve 30-day months] [and the actual number of days elapsed in each interest period]. Such principal of and interest on this Note shall be paid in the manner specified on the reverse hereof.

       The principal of and interest on this Note are payable in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. All payments made by the Issuer with respect to this Note shall be applied first to interest due and payable on this Note as provided above and then to the unpaid principal of this Note.

       Reference is made to the further provisions of this Note set forth on the reverse hereof, which shall have the same effect as though fully set forth on the face of this Note.

       Unless the certificate of authentication hereon has been executed by the Indenture Trustee whose name appears below by manual signature, this Note shall not be entitled to any benefit under the Indenture referred to on the reverse hereof, or be valid or obligatory for any purpose.

       IN WITNESS WHEREOF, the Issuer has caused this instrument to be signed, manually or in facsimile, by its Authorized Officer.

---

*   Denominations of $100,000 and in integral multiples of $1,000 in excess thereof.

BA CREDIT CARD TRUST,
  as Issuer

By: BA CREDIT CARD FUNDING, LLC, as
     Beneficiary and not in
     its individual capacity

By: _____
    Name:
    Title:

Date: _____ __, ____

INDENTURE TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Notes designated above and referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON, not in its individual capacity but solely as Indenture Trustee

By: _____
    Name:
    Title:

Date: _____ __, ____

This Note is one of the Notes of a duly authorized issue of Notes of the Issuer, designated as its "BAseries Class B Notes," all issued under a Fourth Amended and Restated Indenture dated as of [November 23, 2015] (such indenture, as supplemented or amended, is herein called the "Indenture"), between the Issuer and The Bank of New York Mellon, as indenture trustee (the "Indenture Trustee", which term includes any successor Indenture Trustee under the Indenture), as acknowledged and accepted by Bank of America, National Association ("BANA"), as supplemented by a Third Amended and Restated BAseries Indenture Supplement dated as of [November 23, 2015] (the "Indenture Supplement"), between the Issuer and the Indenture Trustee, to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights and obligations thereunder of the Issuer, the Indenture Trustee and the Holders of the Notes. The Notes are subject to all terms of the Indenture. All terms used in this Note that are defined in the Indenture, as supplemented or amended, shall have the meanings assigned to them in or pursuant to the Indenture, as so supplemented or amended.

Although a summary of certain provisions of the Indenture is set forth below, this Note is qualified in its entirety by the terms and provisions of the Indenture and reference is made to that Indenture for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Indenture Trustee.

The Class A Notes and the Class C Notes will also be issued under the Indenture.

The Notes are and will be equally and ratably secured by the collateral pledged as security therefor as provided in the Indenture.

Principal of this Note will be payable on the Expected Principal Payment Date in an amount described on the face hereof, subject to the provisions of the Indenture.

As described above, the entire unpaid principal amount of this Note shall be due and payable on the Legal Maturity Date.

On any day occurring on or after the date on which the aggregate Nominal Liquidation Amount of any tranche of Notes is reduced to less than 5% of its Initial Dollar Principal Amount, the Transferor (if the Transferor is the Servicer or an Affiliate of the Servicer) has the right, but not the obligation, to redeem such tranche of Notes in whole but not in part, pursuant to Section 1202 of the Indenture. The redemption price will be an amount equal to the Outstanding principal amount of such tranche, plus interest accrued and unpaid or principal accreted and unpaid on such tranche to but excluding the date of redemption.

Subject to the terms and conditions of the Indenture, the Beneficiary, on behalf of the Trust, may from time to time issue, or direct the Owner Trustee, on behalf of the Trust, to issue, one or more series, classes or tranches of Notes.

On each Payment Date, the Paying Agent shall distribute to each Holder of record on the related Record Date (except for the final distribution with respect to this Note) such Holder's pro rata share of the amounts held by the Paying Agent that are allocated and available on such Payment Date to pay interest and principal on the Class B Notes. Final payments of this Note will be made only upon presentation and surrender of this Note at the office or offices therein specified.

[Payments of interest on this Note due and payable on each Payment Date, together with the installment of principal, if any, to the extent not in full payment of this Note, shall be made by check mailed to the Person whose name appears as the Registered Noteholder of this Note (or one or more Predecessor Notes) on the Note Register as of the close of business on each Record Date, except that with respect to Notes registered on the Record Date in the name of the nominee of the clearing agency (initially, such nominee to be Cede & Co.), payments will be made by wire transfer in immediately available funds to the account designated by such nominee. Such checks shall be mailed to the Person entitled thereto at the address of such Person as it appears on the Note Register as of the applicable Record Date without requiring that this Note be submitted for notation of payment. Any reduction in the principal amount of this Note (or any one or more Predecessor Notes) effected by any payments made on any Payment Date shall be binding upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not noted hereon. If funds are expected to be available, as provided in the Indenture, for payment in full of the then remaining unpaid principal amount of this Note on a Payment Date, then the Indenture Trustee, in the name of and on behalf of the Issuer, will notify the Person who was the Registered Noteholder hereof as of the Record Date preceding such Payment Date by notice mailed within five days of such Payment Date and the amount then due and payable shall be payable only upon presentation and surrender of this Note at the Indenture Trustee's principal Corporate Trust Office or at the office of the Indenture Trustee's agent appointed for such purposes located in the City of New York. On any payment of interest or principal being made, details of such payment shall be entered by the Indenture Trustee on behalf of the Issuer in Schedule A hereto.]

[As provided in the Indenture and subject to certain limitations set forth therein, the transfer of this Note may be registered on the Note Register upon surrender of this Note for registration of transfer at the office or agency designated by the Issuer pursuant to the Indenture, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Indenture Trustee duly executed by, the Holder hereof or his attorney duly authorized in writing, with such signature guaranteed by a commercial bank or trust company located, or having a correspondent located, in the City of New York or the city in which the Corporate Trust Office is located, or a member firm of a national securities exchange, and such other documents as the Indenture Trustee may require, and thereupon one or more new Notes of authorized denominations and in the same aggregate principal amount will be issued to the designated transferee or transferees. No service charge will be charged for any registration of transfer or exchange of this Note, but the transferor may be required to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any such registration of transfer or exchange.]

Each Noteholder or Note Owner, by acceptance of a Note or, in the case of a Note Owner, a beneficial interest in a Note covenants and agrees that by accepting the benefits of the Indenture that it will not at any time institute against BANA, Funding, the Master Trust or the Issuer, or join in any institution against BANA, Funding, the Master Trust or the Issuer of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any United States Federal or state bankruptcy or similar law in connection with any obligations relating to the Notes, the Indenture or any Derivative Agreement.

Prior to the due presentment for registration of transfer of this Note, the Issuer, the Indenture Trustee and any agent of the Issuer or the Indenture Trustee may treat the Person in whose name this Note (as of the day of determination or as of such other date as may be specified in the Indenture) is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Issuer, the Indenture Trustee nor any such agent shall be affected by notice to the contrary.

The term "Issuer" as used in this Note includes any successor to the Issuer under the Indenture.

The Issuer is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Indenture Trustee and the Holders of Notes under the Indenture.

The Notes are issuable only in registered form in denominations as provided in the Indenture, subject to certain limitations therein set forth.

THIS NOTE AND THE INDENTURE WILL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of and interest on this Note at the times, place, and rate, and in the coin or currency herein prescribed.

No recourse may be taken, directly or indirectly, with respect to the obligations of the Issuer on the Notes or under the Indenture or any certificate or other writing delivered in connection herewith or therewith, against (i) the Owner Trustee in its individual capacity, (ii) any owner of a beneficial interest in the Issuer or (iii) any partner, owner, beneficiary, agent, officer, director, employee or agent of the Owner Trustee in its individual capacity, any holder of a beneficial interest in the Issuer or the Owner Trustee or of any successor or assign of the Owner Trustee in its individual capacity, except as any such Person may have expressly agreed (it being understood that the Owner Trustee has no such obligations in its individual capacity). The Holder of this Note by the acceptance hereof agrees that, except as expressly provided in the Indenture and the Indenture Supplement in the case of an Event of Default under the Indenture,

the Holder shall have no claim against any of the foregoing for any deficiency, loss or claim therefrom; provided, however, that nothing contained herein shall be taken to prevent recourse to, and enforcement against, the assets of the Issuer for any and all liabilities, obligations and undertakings contained in the Indenture or in this Note.

ASSIGNMENT

Social Security or taxpayer I.D. or other identifying number of assignee

_____

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

(name and address of assignee)

the within Note and all rights thereunder, and hereby irrevocably constitutes and appoints attorney, to transfer said Note on the books kept for registration thereof, with full power of substitution in the premises.

Dated:_____   _____ *

                                                 Signature Guaranteed:

---

*NOTE: The signature to this assignment must correspond with the name of the registered owner as it appears on the face of the within Note in every particular, without alteration, enlargement or any change whatsoever.

PART I

INTEREST PAYMENTS

Interest Payment Date	Date of Payment	Total Amount of Interest Payable	Amount of Interest Paid	Confirmation of payment by or on behalf of the Issuer
First	_____	_____	_____	_____
Second	_____	_____	_____	_____

[continue numbering until the appropriate number of interest payment dates for the Notes is reached]

PART II

PRINCIPAL PAYMENTS

Date of Payment	Total Amount Payable	Total Amount Paid	Confirmation of payment by or on behalf of the Issuer
_____	_____	_____	_____
_____	_____	_____	_____

Date of Payment	Total Amount Payable	Total Amount Paid	Confirmation of payment by or on behalf of the Issuer
_____	_____	_____	_____
_____	_____	_____	_____

[continue numbering until the appropriate number of installment dates for the Notes is reached]

[FORM OF] CLASS C NOTE

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR TO SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF COVENANTS AND AGREES THAT IT WILL NOT AT ANY TIME INSTITUTE AGAINST THE ISSUER, THE TRANSFEROR, THE SERVICER OR THE MASTER TRUST, OR JOIN IN ANY INSTITUTION AGAINST THE ISSUER, THE TRANSFEROR, THE SERVICER OR THE MASTER TRUST, OF, ANY BANKRUPTCY PROCEEDINGS UNDER ANY UNITED STATES FEDERAL OR STATE BANKRUPTCY OR SIMILAR LAW IN CONNECTION WITH ANY OBLIGATIONS RELATING TO THE NOTES OR THE INDENTURE.

THE HOLDER OF THIS NOTE, BY ACCEPTANCE OF THIS NOTE, AND EACH HOLDER OF A BENEFICIAL INTEREST IN THIS NOTE, BY THE ACQUISITION OF A BENEFICIAL INTEREST THEREIN, AGREE TO TREAT THE NOTES AS INDEBTEDNESS OF THE TRANSFEROR FOR APPLICABLE FEDERAL, STATE, AND LOCAL INCOME AND FRANCHISE TAX LAW AND FOR PURPOSES OF ANY OTHER TAX IMPOSED ON OR MEASURED BY INCOME.

BA CREDIT CARD TRUST

[FLOATING RATE]

BA SERIES CLASS C NOTE

BA CREDIT CARD TRUST, a statutory trust created under the laws of the State of Delaware (herein referred to as the "Issuer"), for value received, hereby promises to pay to CEDE & CO., or registered assigns, subject to the following provisions, a principal sum of _____ payable on the _____ ____ Payment Date (the "Expected Principal Payment Date"), except as otherwise provided below or in the Indenture (as defined on the reverse hereof); *provided*, however, that the entire unpaid principal amount of this Note shall be due and payable on the _____ ____ Payment Date (the "Legal Maturity Date"). Interest will accrue on this Note [from the date of its issuance] at the rate of _____, as more specifically set forth in the Class ____ Terms Document dated _____ __, 20__ (the "Terms Document"), between the Issuer and the Indenture Trustee, and shall be due and payable on each Interest Payment Date . Interest will be computed on the basis of a 360-day year [of twelve 30-day months] [and the actual number of days elapsed in each interest period]. Such principal of and interest on this Note shall be paid in the manner specified on the reverse hereof.

The principal of and interest on this Note are payable in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. All payments made by the Issuer with respect to this Note shall be applied first to interest due and payable on this Note as provided above and then to the unpaid principal of this Note.

Reference is made to the further provisions of this Note set forth on the reverse hereof, which shall have the same effect as though fully set forth on the face of this Note.

Unless the certificate of authentication hereon has been executed by the Indenture Trustee whose name appears below by manual signature, this Note shall not be entitled to any benefit under the Indenture referred to on the reverse hereof, or be valid or obligatory for any purpose.

---

*   Denominations of $100,000 and in integral multiples of $1,000 in excess thereof.

IN WITNESS WHEREOF, the Issuer has caused this instrument to be signed, manually or in facsimile, by its Authorized Officer.

BA CREDIT CARD TRUST,
   as Issuer

By: BA CREDIT CARD FUNDING, LLC, as
     Beneficiary and not in
     its individual capacity

By: _____
    Name:
    Title:

    Date: _____ __, ____

INDENTURE TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Notes designated above and referred to in the within-mentioned Indenture.

THE BANK OF NEW YORK MELLON, not in its individual capacity but solely as Indenture Trustee

By: _____

    Name:

    Title:

Date: _____ __, ____

[REVERSE OF NOTE]

This Note is one of the Notes of a duly authorized issue of Notes of the Issuer, designated as its "BAseries Class C Notes," all issued under a Fourth Amended and Restated Indenture dated as of [November 23, 2015] (such indenture, as supplemented or amended, is herein called the "Indenture"), between the Issuer and The Bank of New York Mellon, as indenture trustee (the "Indenture Trustee", which term includes any successor Indenture Trustee under the Indenture), as acknowledged and accepted by Bank of America, National Association ("BANA"), as supplemented by a Third Amended and Restated BAseries Indenture Supplement dated as of [November 23, 2015] (the "Indenture Supplement"), between the Issuer and the Indenture Trustee, to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights and obligations thereunder of the Issuer, the Indenture Trustee and the Holders of the Notes. The Notes are subject to all terms of the Indenture. All terms used in this Note that are defined in the Indenture, as supplemented or amended, shall have the meanings assigned to them in or pursuant to the Indenture, as so supplemented or amended.

Although a summary of certain provisions of the Indenture is set forth below, this Note is qualified in its entirety by the terms and provisions of the Indenture and reference is made to that Indenture for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Indenture Trustee.

The Class A Notes and the Class B Notes will also be issued under the Indenture.

The Notes are and will be equally and ratably secured by the collateral pledged as security therefor as provided in the Indenture.

Principal of this Note will be payable on the Expected Principal Payment Date in an amount described on the face hereof, subject to the provisions of the Indenture.

As described above, the entire unpaid principal amount of this Note shall be due and payable on the Legal Maturity Date.

On any day occurring on or after the date on which the aggregate Nominal Liquidation Amount of any tranche of Notes is reduced to less than 5% of its Initial Dollar Principal Amount, the Transferor (if the Transferor is the Servicer or an Affiliate of the Servicer) has the right, but not the obligation, to redeem such tranche of Notes in whole but not in part, pursuant to Section 1202 of the Indenture. The redemption price will be an amount equal to the Outstanding principal amount of such tranche, plus interest accrued and unpaid or principal accreted and unpaid on such tranche to but excluding the date of redemption.

Subject to the terms and conditions of the Indenture, the Beneficiary, on behalf of the Trust, may from time to time issue, or direct the Owner Trustee, on behalf of the Trust, to issue, one or more series, classes or tranches of Notes.

On each Payment Date, the Paying Agent shall distribute to each Holder of record on the related Record Date (except for the final distribution with respect to this Note) such Holder's pro rata share of the amounts held by the Paying Agent that are allocated and available on such Payment Date to pay interest and principal on the Class C Notes. Final payments of this Note will be made only upon presentation and surrender of this Note at the office or offices therein specified.

[Payments of interest on this Note due and payable on each Payment Date, together with the installment of principal, if any, to the extent not in full payment of this Note, shall be made by check mailed to the Person whose name appears as the Registered Noteholder of this Note (or one or more Predecessor Notes) on the Note Register as of the close of business on each Record Date, except that with respect to Notes registered on the Record Date in the name of the nominee of the clearing agency (initially, such nominee to be Cede & Co.), payments will be made by wire transfer in immediately available funds to the account designated by such nominee. Such checks shall be mailed to the Person entitled thereto at the address of such Person as it appears on the Note Register as of the applicable Record Date without requiring that this Note be submitted for notation of payment. Any reduction in the principal amount of this Note (or any one or more Predecessor Notes) effected by any payments made on any Payment Date shall be binding upon all future Holders of this Note and of any Note issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof, whether or not noted hereon. If funds are expected to be available, as provided in the Indenture, for payment in full of the then remaining unpaid principal amount of this Note on a Payment Date, then the Indenture Trustee, in the name of and on behalf of the Issuer, will notify the Person who was the Registered Noteholder hereof as of the Record Date preceding such Payment Date by notice mailed within five days of such Payment Date and the amount then due and payable shall be payable only upon presentation and surrender of this Note at the Indenture Trustee's principal Corporate Trust Office or at the office of the Indenture Trustee's agent appointed for such purposes located in the City of New York. On any payment of interest or principal being made, details of such payment shall be entered by the Indenture Trustee on behalf of the Issuer in Schedule A hereto.]

[As provided in the Indenture and subject to certain limitations set forth therein, the transfer of this Note may be registered on the Note Register upon surrender of this Note for registration of transfer at the office or agency designated by the Issuer pursuant to the Indenture, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Indenture Trustee duly executed by, the Holder hereof or his attorney duly authorized in writing, with such signature guaranteed by a commercial bank or trust company located, or having a correspondent located, in the City of New York or the city in which the Corporate Trust Office is located, or a member firm of a national securities exchange, and such other documents as the Indenture Trustee may require, and thereupon one or more new Notes of authorized denominations and in the same aggregate principal amount will be issued to the designated transferee or transferees. No service charge will be charged for any registration of transfer or exchange of this Note, but the transferor may be required to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any such registration of transfer or exchange.]

Each Noteholder or Note Owner, by acceptance of a Note or, in the case of a Note Owner, a beneficial interest in a Note covenants and agrees that by accepting the benefits of the Indenture that it will not at any time institute against BANA, Funding, the Master Trust or the Issuer, or join in any institution against BANA, Funding, the Master Trust or the Issuer of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any United States Federal or state bankruptcy or similar law in connection with any obligations relating to the Notes, the Indenture or any Derivative Agreement.

Prior to the due presentment for registration of transfer of this Note, the Issuer, the Indenture Trustee and any agent of the Issuer or the Indenture Trustee may treat the Person in whose name this Note (as of the day of determination or as of such other date as may be specified in the Indenture) is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Issuer, the Indenture Trustee nor any such agent shall be affected by notice to the contrary.

The term "Issuer" as used in this Note includes any successor to the Issuer under the Indenture.

The Issuer is permitted by the Indenture, under certain circumstances, to merge or consolidate, subject to the rights of the Indenture Trustee and the Holders of Notes under the Indenture.

The Notes are issuable only in registered form in denominations as provided in the Indenture, subject to certain limitations therein set forth.

THIS NOTE AND THE INDENTURE WILL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF DELAWARE, WITHOUT REFERENCE TO ITS CONFLICT OF LAW PROVISIONS AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES HEREUNDER SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Issuer, which is absolute and unconditional, to pay the principal of and interest on this Note at the times, place, and rate, and in the coin or currency herein prescribed.

No recourse may be taken, directly or indirectly, with respect to the obligations of the Issuer on the Notes or under the Indenture or any certificate or other writing delivered in connection herewith or therewith, against (i) the Owner Trustee in its individual capacity, (ii) any owner of a beneficial interest in the Issuer or (iii) any partner, owner, beneficiary, agent, officer, director, employee or agent of the Owner Trustee in its individual capacity, any holder of a beneficial interest in the Issuer or the Owner Trustee or of any successor or assign of the Owner Trustee in its individual capacity, except as any such Person may have expressly agreed (it being understood that the Owner Trustee has no such obligations in its individual capacity). The Holder of this Note by the acceptance hereof agrees that, except as expressly provided in the Indenture and the Indenture Supplement in the case of an Event of Default under the Indenture,

the Holder shall have no claim against any of the foregoing for any deficiency, loss or claim therefrom; provided, however, that nothing contained herein shall be taken to prevent recourse to, and enforcement against, the assets of the Issuer for any and all liabilities, obligations and undertakings contained in the Indenture or in this Note.

ASSIGNMENT

Social Security or taxpayer I.D. or other identifying number of assignee

_____

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

(name and address of assignee)

the within Note and all rights thereunder, and hereby irrevocably constitutes and appoints attorney, to transfer said Note on the books kept for registration thereof, with full power of substitution in the premises.

Dated:_____   _____ *

Signature Guaranteed:

---

*NOTE: The signature to this assignment must correspond with the name of the registered owner as it appears on the face of the within Note in every particular, without alteration, enlargement or any change whatsoever.

PART I

INTEREST PAYMENTS

Interest Payment Date	Date of Payment	Total Amount of Interest Payable	Amount of Interest Paid	Confirmation of payment by or on behalf of the Issuer
First	_____	_____	_____	_____
Second	_____	_____	_____	_____

[continue numbering until the appropriate number of interest payment dates for the Notes is reached]

PART II

PRINCIPAL PAYMENTS

Date of Payment	Total Amount Payable	Total Amount Paid	Confirmation of payment by or on behalf of the Issuer
_____	_____	_____	_____
_____	_____	_____	_____

Date of Payment	Total Amount Payable	Total Amount Paid	Confirmation of payment by or on behalf of the Issuer
_____	_____	_____	_____
_____	_____	_____	_____

[continue numbering until the appropriate number of installment dates for the Notes is reached]

[FORM OF] **BASERIES SCHEDULE TO PAYMENT INSTRUCTIONS**
BANK OF AMERICA, NATIONAL ASSOCIATION

BA CREDIT CARD TRUST, BASERIES
MONTHLY PERIOD ENDING _____ __, ____

Capitalized terms used in this notice have their respective meanings set forth in the Indenture and the Indenture Supplement. Unless otherwise qualified, references herein to certain sections and subsections are references to the respective sections and subsections of the Indenture Supplement. This instruction is delivered pursuant to Section 908 of the Indenture.

The Servicer does hereby instruct the Issuer to instruct the Indenture Trustee, and the Issuer does hereby instruct the Indenture Trustee, to make the following allocations and payments for the related Monthly Period on _____ __, ____, which date is a Transfer Date under the Pooling and Servicing Agreement, in aggregate amounts set forth below in respect of the following amounts:

I.   Allocations and Payments of BAseries Available Funds.

A.   Allocation of BAseries Available Funds pursuant to Section 3.01, to be applied on each Transfer Date by the Indenture Trustee in the following priority:

1.   Amount of targeted deposits paid to the Interest Funding Account pursuant to Section 3.02 .... $_____

2.   Amount paid in respect of the BAseries Servicing Fee to the Servicer .... $_____

3.   Amount paid in respect of any previously due and unpaid BAseries Servicing Fee to the Servicer .... $_____

4.   Amount to be treated as BAseries Available Principal Amounts pursuant to Section 3.07 in an amount equal to the BAseries Investor Default Amount, if any....................... $_____

5.   Amount to be treated as BAseries Available Principal Amounts pursuant to Section 3.07 in an amount equal to the Nominal Liquidation Amount Deficit, if any................... $_____

6.	Amount to make the target deposit to the Accumulation Reserve Account pursuant to Section 3.24 .... $_____

7.	Amount to make the target deposit to the Class C Reserve Account pursuant to Section 3.22, if any .... $_____

8.	Amount paid or deposited as required by the terms document of any class or tranche of BAseries Notes .... $_____

9.	Amount to be treated as Shared Excess Available Funds for application in accordance with Section 3.25 .... $_____

10.	Amount to paid to the Issuer .... $_____

	Total .... $_____

B.	Allocations of deposits to Interest Funding sub-Accounts pursuant to Section 3.03:

	1.	Payments to Interest Funding sub-Accounts pursuant to Section 3.03:

	a.	[Class/Tranche] .... $_____

	b.	[Class/Tranche] .... $_____

		Total .... $_____

C.	Payments and deposits pursuant to Section 3.04, to be received on the following dates:

	1.	Withdrawals from the Class C Reserve Account deposited into the applicable Interest Funding sub-Account on the related Transfer Date pursuant to Section 3.23(a) .... $_____

	2.	As of the date of receipt, Receivables Sales Proceeds deposited in the applicable Interest Funding sub-Account as of the date of receipt by the Issuer .... $_____

D.	Withdrawals from the Interest Funding Account pursuant to Section 3.13, to be made by the Indenture Trustee on the following dates:

	1.	Amount withdrawn from the applicable Interest Funding sub-Accounts and remitted to the applicable Paying Agent on each Interest Payment Date, with respect to each tranche of Dollar Notes .... $_____

	2.	Amount withdrawn from the applicable Interest Funding sub-Accounts and converted to the applicable foreign

currency at the Spot Exchange Rate and remitted to the applicable Paying Agent for Foreign Currency Notes with a non-Performing Derivative Agreement .... $_____

3. Amount withdrawn from the applicable Interest Funding sub-Accounts and invested in the Investor Interest of the Collateral Certificate on each Principal Payment Date, with respect to each tranche of Discount Notes .... $_____

4. Amount withdrawn from the applicable Interest Funding sub-Accounts and paid to the applicable Derivative Party as specified in the applicable Derivative Agreement, with respect to each tranche of Notes which has a Performing Derivative Agreement for interest .... $_____

5. Amount paid to the Issuer .... $_____$

II. Allocations and Payments of BAseries.

A. Re-allocation of BA series Available Principal Amounts pursuant to Section 3.07(a) to be applied on the next Transfer Date by the Indenture Trustee:

1. Reallocated Class C Principal Collections: .... $_____

2. Reallocated Class B Principal Collections: .... $_____

B. Targeted Deposits of BA series Available Principal Amounts to the Principal Funding Account pursuant to Section 3.10, to be made by the Indenture Trustee on the following dates:

1. On the applicable Principal Payment Date prior to any payment, the Nominal Liquidation Amount for the related tranche of Notes:

   a. [Class/Tranche] .... $_____

   b. [Class/Tranche] .... $_____

   Total .... $_____

2. In the applicable Principal Funding sub-Account for the related tranche of Notes, the Controlled Accumulation Amount or the amount specified in Section 3.10(b)(ii):

   a. [Class/Tranche] .... $_____

        b.   [Class/Tranche] .... $_____

              Total .... $_____

3.   In the applicable Principal Funding sub-Account, the Prefunding Target Amount for the BA series on the related Transfer Date:

        a.   [Class/Tranche] .... $_____

        b.   [Class/Tranche] .... $_____

              Total .... $_____

4.   In the case of an Event of Default, Early Redemption Event or other optional or mandatory redemption, on the applicable Transfer Date, the Nominal Liquidation Amount for the related tranche of Notes:

        a.   [Class/Tranche] .... $_____

        b.   [Class/Tranche] .... $_____

              Total .... $_____

C.   Payments and deposits pursuant to Section 3.12, to be received on the following dates:

1.   Withdrawals from the Class C Reserve Account deposited into the applicable Principal Funding sub-Account on the related Transfer Date pursuant to Section 3.23(b) .... $_____

2.   As of the date of receipt, Receivables Sales Proceeds received pursuant to Section 3.20(c)(i) deposited in the applicable Principal Funding sub-Account as of the date of receipt by the Issuer .... $_____$

D.   Reallocations of deposits to Principal Funding sub-Accounts pursuant to Section 3.11:

1.   Payments to Principal Funding sub-Accounts pursuant to Section 3.11(b)(i) for the Class A Notes .... $_____

2.   Payments to Principal Funding sub-Accounts pursuant to Section 3.11(b)(ii) for the Class B Notes .... $_____

3.   Payments to Principal Funding sub-Accounts pursuant to Section 3.11(b)(iii) for the Class C Notes .... $_____

E. Withdrawals from the Principal Funding Account pursuant to Section 3.14, to be made by the Indenture Trustee on the following dates:

1. Amount withdrawn from the applicable Principal Funding sub-Accounts and remitted to the applicable Paying Agent on each Principal Payment Date, with respect to each tranche of Dollar Notes .... $_____

2. Amount withdrawn from the applicable Principal Funding sub-Accounts and paid to the applicable Derivative Party as specified in the applicable Derivative Agreement, with respect to each tranche of Notes which has a Performing Derivative Agreement for Principal .... $_____

3. Dollar amount withdrawn from the applicable Principal Funding sub-Accounts and converted to the applicable foreign currency at the Spot Exchange Rate pursuant to the applicable Derivative Agreement, with respect to each tranche of Notes which has a non-Performing Derivative Agreement for principal. .... $_____

4. Amount of Prefunding Excess Amount withdrawn from the Principal Funding sub-Accounts and paid to the Master Trust to increase the Investor Interest of the Collateral Certificate .... $_____

5. Amount withdrawn from the applicable Principal Funding sub-Accounts on the Legal Maturity Date of any tranche and applied to pay principal of that tranche or paid to the applicable Derivative Party for that tranche as specified in the applicable Derivative Agreement .... $_____

6. Amount paid to the Issuer .... $_____

F. Amount of principal accreted on all tranches of Discount Notes and paid to the Master Trust pursuant to Section 3.17(a) .... $_____

G. Allocations of reductions from Investor Charge-Offs to the Nominal Liquidation Amount of subordinated classes pursuant to Section 3.05:

1. Initial allocation of Investor Charge-Offs to each tranche of Outstanding Notes .... $_____

        Class A .... $_____
        Class B .... $_____
        Class C .... $_____

2.   Amount reallocated to the Class C Notes, subject to the
restrictions set forth in <u>Section 3.05(c)</u> .... $_____

3.   Amount reallocated to the Class B Notes, subject to the
restrictions set forth in <u>Section 3.05(d)</u> .... $_____

H.   Net proceeds from sales of Receivables for Accelerated Notes
pursuant to <u>Section 3.20</u> .... $_____

III.   <u>Targeted deposits to, and withdrawals of funds on deposit from, the Class C Reserve
Account</u>.

A.   Targeted deposit to the Class C Reserve Account pursuant to <u>Section 3.22(a)</u>:

B.   Deposits to the Class C Reserve sub-Accounts pursuant to <u>Section 3.22</u>:

     1.   Sum of the Class C Reserve sub-Account deposits for each
applicable tranche of Outstanding Notes:

         a.   [Tranche] .... $_____

         b.   [Tranche] .... $_____

         Total .... $_____

C.   Withdrawals from the Class C Reserve Account pursuant to <u>Section 3.23</u>:

     1.   Amount withdrawn from the applicable Class C Reserve
sub-Account and deposited in the applicable Interest
Funding sub-Account pursuant to <u>Section 3.23(a)</u>:

         a.   Interest Funding sub-Account for [Tranche] .... $_____

         b.   Interest Funding sub-Account for [Tranche] .... $_____

         Total .... $_____

     2.   Amount withdrawn from the Class C Reserve sub-Account
and deposited in the applicable Principal Funding sub-
Account pursuant to <u>Section 3.23(b)</u>:

         a.   Principal Funding sub-Account for [Tranche] .... $_____

         b.   Principal Funding sub-Account for [Tranche] .... $_____

         Total .... $_____

3.   Amounts paid to the Issuer pursuant to <u>Section 3.23(c)</u> .... $_____

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Certificate this __th day of _____, ____.


BANK OF AMERICA, NATIONAL ASSOCIATION, Servicer

By: _____
    Name:
    Title:


EXHIBIT C

[FORM OF] **BASERIES SCHEDULE TO**

MONTHLY NOTEHOLDERS' STATEMENT

BAseries

BA CREDIT CARD TRUST
MONTHLY PERIOD ENDING _____ __, ____

Reference is made to the Fifth Amended and Restated Series 2001-D Supplement (the "Series 2001-D Supplement"), dated as of [November 23, 2015], among BA Credit Card Funding, LLC, as Transferor, Bank of America, National Association (successor by merger to FIA Card Services, National Association), a national banking association (the "Bank"), as Servicer, and The Bank of New York Mellon, as Trustee, the Fourth Amended and Restated Indenture (the "Indenture"), dated as of [November 23, 2015], and the Third Amended and Restated BAseries Indenture Supplement (the "Indenture Supplement"), dated as of [November 23, 2015], each between BA Credit Card Trust, as Issuer, and The Bank of New York Mellon, as Indenture Trustee. Terms used herein and not defined herein have the meanings ascribed to them in the Series 2001-D Supplement, the Indenture and the Indenture Supplement, as applicable.

The following computations are prepared with respect to the Transfer Date of _____ __, ____ and with respect to the performance of the Trust during the related Monthly Period.

The program documents for the BA Master Credit Card Trust II and the BA Credit Card Trust have been included as exhibits to a shelf registration statement on Form SF-3 filed with the Securities and Exchange Commission by BA Credit Card Funding, LLC, BA Master Credit Card Trust II and BA Credit Card Trust under Central Index Key Nos. 0001370238, 0000936988 and 0001128250, respectively, on [November 23, 2015] (the "Registration Statement").

A.   In accordance with Section 3.01 of the Indenture Supplement, BAseries Available Funds shall be applied in the priority described in the chart below. This chart is only an overview of the application and priority of payments of BAseries Available Funds. For a more detailed description, please see the Indenture Supplement as included in Exhibit [___] to the Registration Statement.

Application of BAseries Available Funds



BAseries Available Funds
(including Collections of Finance Charge Receivables allocated to the Series 2001-D Certificate and the BAseries)

↓

Class A Interest Payments or Deposits

↓

Class B Interest Payments or Deposits

↓

Class C Interest Payments or Deposits

↓

Servicing Fee Payment
(2.00% of Nominal Liquidation Amount)

↓

Cover Defaults on Principal Receivables in BA Master Credit Card Trust II
(treated as BAseries Available Principal Amounts)

↓

Reimbursements of Nominal
Liquidation Amount Deficits (treated as BAseries Available Principal Amounts)

↓

Accumulation Reserve Account Deposits

↓

Class C Reserve Account Deposits

↓

Other Required Payments or Deposits, if any

↓

Reimbursements of Class D and Shared Excess Available Funds

↓

Remainder to Issuer

B.   Targeted deposits to Interest Funding sub-Accounts:

Class/Tranche	Target Deposit to Interest Funding sub-Account for applicable Monthly Period	Actual Deposit to Interest Funding sub-Account for applicable Monthly Period	Shortfall from earlier Monthly Periods	Interest Funding sub-account Balance prior to Withdrawals	Interest Funding sub-Account Earnings
[Class A Total:]					
[Class B Total:]					
[Class C Total:]					
[Total:]					

C.   Interest to be paid on the corresponding Interest Payment Date:

Class/Tranche	CUSIP Number	Interest Payment Date	Interest Rate	Amount of interest to be paid on corresponding Interest Payment Date
[Class A Total:]				
[Class B Total:]				
[Class C Total:]				
[Total:]				

D.   Targeted deposits to Class C Reserve sub-Accounts:

Tranche	Targeted Deposit to Class C Reserve sub-Account for applicable Monthly Period	Actual Deposit to Class C Reserve sub-Account for applicable Monthly Period	Class C Reserve sub-Account Balance on Transfer Date prior to Withdrawals	Class C Reserve sub-Account Earnings	Amount of interest to be paid on corresponding Interest Payment Date
[Total:]					

C-3

E. Withdrawals to be made from the C Reserve sub-Accounts on the corresponding [Transfer Date]:

Tranche	Targeted Deposit to Withdrawals for Interest	Actual Deposit to Withdrawals for Principal	Class C Reserve Class C Reserve sub-Account Balance on Transfer Date after withdrawals

Class C Total:

F. Targeted deposits to Principal Funding sub-Accounts:

Class/Tranche	Targeted Deposit to Principal Funding sub-Account for applicable Monthly Period	Actual Deposit to Principal Funding sub-Account for applicable Monthly Period	Shortfall from earlier Monthly Periods	Principal Funding sub-Account Balance on Transfer Date	Principal Funding sub-Account Earnings

[Class A Total:]

[Class B Total:]

[Class C Total:]

[Total:]

G. Principal to be paid on the corresponding Principal Payment Date:

Class /Tranche	CUSIP Number	Principal Payment Date	Amount of principal to be paid on corresponding Principal Payment Date

[Class A Total:]

[Class B Total:]

[Class C Total:]

[Total:]

H. Stated Principal Amount, Outstanding Dollar Principal Amount and Nominal Liquidation Amount as of the end of the prior Monthly Period:

Class /Tranche	Initial Dollar Principal Amount	Outstanding Principal Amount	Adjusted Outstanding Principal Amount	Nominal Liquidation Amount
[Class A Total:]				
[Class B Total:]				
[Class C Total:]				
[Total:]				

I. Class A Usage of Class B and Class C Subordinated Amounts:

Tranche	Class A Usage of Class B Subordinated Amount for this Monthly Period	Class A Usage of Class C Subordinated Amount for this Monthly Period	Cumulative Class A Usage of Class B Subordinated Amount	Cumulative Class A Usage of Class C Subordinated Amount
[Total:]				

J. Class B Usage of Class C Subordinated Amounts:

Tranche	Class B Usage of Class C Subordinated Amount for this Monthly Period	Cumulative Class B Usage of Class C Subordinated Amount
[Total:]		

K.	Nominal Liquidation Amounts for Tranches of Notes Outstanding:

Class/ Tranche	Beginning Nominal Liquidation Amount	Increases from accretions on Principal for Discount Notes	Increases from amounts withdrawn from the Principal Funding sub-Account in respect of Prefunding Excess Amount	Reimburse-ments from BAseries Available Funds	Reductions due to reallocations of BAseries Available Principal Amounts	Reductions due to Investor Charge-Offs	Reductions due to amounts on deposit in the Principal Funding sub-Account	Ending Nominal Liquidation Amount
[Class A Total:]								
[Class B Total:]								
[Class C Total:]								
[Total:]								

L.	Excess Available Funds and 3 Month Excess Available Funds:

Excess Available Funds					$_____

Is 3 Month Excess Available Funds < 0? (Yes/No)		_____

M.	Other Performance Triggers:

Has a Class C Reserve sub-Account funding trigger occurred? (Yes/No)		_____

N.	Repurchase Demand Activity (Rule 15Ga-1)
Most Recent Form ABS – 15G
Filed by: BA Credit Card Funding, LLC
CIK#: 0001370238
Filing Date: [_____] [__], 2015

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Monthly Noteholders' Statement this __th day of _____, ____.

                  BANK OF AMERICA, NATIONAL ASSOCIATION, as Servicer of the BAMaster Credit Card Trust II

By: _____
     Name:
     Title:

Terms Documents

Class A(2001-Emerald) Terms Document, dated as of August 15, 2001
Class A(2004-3) Terms Document, dated as of March 17, 2004
Class A(2007-1) Terms Document, dated as of January 18, 2007
Class A(2007-4) Terms Document, dated as of March 20, 2007
Class A(2007-11) Terms Document, dated as of August 2, 2007
Class A(2008-2) Terms Document, dated as of March 14, 2008
Class A(2014-1) Terms Document, dated as of February 13, 2014
Class A(2014-2) Terms Document, dated as of May 14, 2014
Class A(2014-3) Terms Document, dated as of September 15, 2014
Class A(2015-1) Terms Document, dated as of February 6, 2015
Class A(2015-2) Terms Document, dated as of April 29, 2015

Class B(2005-3) Terms Document, dated as of November 9, 2005
Class B(2010-1) Terms Document, dated as of January 15, 2010

Class C(2010-1) Terms Document, dated as of January 15, 2010

BA CREDIT CARD FUNDING, LLC

as Transferor

BANK OF AMERICA, NATIONAL ASSOCIATION
(successor by merger to FIA Card Services, National Association)

as Servicer

and

THE BANK OF NEW YORK MELLON

as the Trustee

on behalf of the Certificateholders

of the BA Master Credit Card Trust II

_____

FOURTH AMENDED AND RESTATED

POOLING AND SERVICING AGREEMENT

Dated as of [November 23, 2015]

TABLE OF CONTENTS

Page

ARTICLE I   DEFINITIONS 1

    Section 1.01.   Definitions 1
    Section 1.02.   Other Definitional Provisions 21

ARTICLE II   CONVEYANCE OF RECEIVABLES; ISSUANCE OF
                     CERTIFICATES 23

    Section 2.01.   Conveyance of Receivables 23
    Section 2.02.   Acceptance by Trustee..26
    Section 2.03.   Representations and Warranties of the Transferor 27
    Section 2.04.   Representations and Warranties of the Transferor
                     Relating to the Agreement and the Receivables 28
    Section 2.05.   Covenants of the Transferor 32
    Section 2.06.   Addition of Accounts...36
    Section 2.07.   Removal of Accounts. 38
    Section 2.08.   Discount Option...40
    Section 2.09.   Additional Representations and Warranties of the
                     Transferor 41
    Section 2.10.   Dispute Resolution 42

ARTICLE III   ADMINISTRATION AND SERVICING OF
                     RECEIVABLES 47

    Section 3.01.   Acceptance of Appointment and Other Matters Relating
                     to the Servicer 47
    Section 3.02.   Servicing Compensation..49
    Section 3.03.   Representations and Warranties of the Servicer 49
    Section 3.04.   Reports and Records for the Trustee 51
    Section 3.05.   Annual Servicer's Certificate 51
    Section 3.06.   Annual Independent Accountants' Servicing Report 52
    Section 3.07.   Tax Treatment...52
    Section 3.08.   Reports to the Commission.......................................53

ARTICLE IV   RIGHTS OF CERTIFICATEHOLDERS AND
                     ALLOCATION AND APPLICATION OF COLLECTIONS 55

    Section 4.01.   Rights of Certificateholders 55
    Section 4.02.   Establishment of Accounts 55
    Section 4.03.   Collections and Allocations 58

ARTICLE V   [ARTICLE V IS RESERVED AND SHALL BE SPECIFIED
                     IN ANY SUPPLEMENT WITH RESPECT TO ANY
                     SERIES]...61

ARTICLE VI	THE CERTIFICATES	62
Section 6.01.	The Certificates	62
Section 6.02.	Authentication of Certificates	62
Section 6.03.	Registration of Transfer and Exchange of Certificates	63
Section 6.04.	Mutilated, Destroyed, Lost or Stolen Certificates	66
Section 6.05.	Persons Deemed Owners	66
Section 6.06.	Appointment of Paying Agent	67
Section 6.07.	Access to List of Certificateholders' Names and Addresses	68
Section 6.08.	Authenticating Agent	68
Section 6.09.	New Issuances	69
Section 6.10.	Book-Entry Certificates	71
Section 6.11.	Notices to Clearing Agency	72
Section 6.12.	Definitive Certificates	72
Section 6.13.	Global Certificate; Euro-Certificate Exchange Date	73
Section 6.14.	Meetings of Certificateholders	73
ARTICLE VII	OTHER MATTERS RELATING TO THE TRANSFEROR	74
Section 7.01.	Liability of the Transferor	74
Section 7.02.	Merger or Consolidation of, or Assumption of the Obligations of, the Transferor	74
Section 7.03.	Limitation on Liability	75
Section 7.04.	Liabilities	75
ARTICLE VIII	OTHER MATTERS RELATING TO THE SERVICER	77
Section 8.01.	Liability of the Servicer	77
Section 8.02.	Merger or Consolidation of, or Assumption of the Obligations of, the Servicer	77
Section 8.03.	Limitation on Liability of the Servicer and Others	77
Section 8.04.	Servicer Indemnification of the Transferor, the Trust and the Trustee	78
Section 8.05.	The Servicer Not to Resign	78
Section 8.06.	Access to Certain Documentation and Information Regarding the Receivables	79
Section 8.07.	Delegation of Duties	79
Section 8.08.	Examination of Records	79
ARTICLE IX	PAY OUT EVENTS	80
Section 9.01.	Pay Out Events	80
Section 9.02.	Additional Rights upon the Occurrence of Certain Events	81
ARTICLE X	SERVICER DEFAULTS	82
Section 10.01.	Servicer Defaults	82
Section 10.02.	Trustee to Act; Appointment of Successor	84

| Section 10.03. | Notification to Certificateholders | 85 |
| Section 10.04. | Waiver of Past Defaults | 85 |

ARTICLE XI THE TRUSTEE 87

Section 11.01.	Duties of Trustee	87
Section 11.02.	Certain Matters Affecting the Trustee	88
Section 11.03.	Trustee Not Liable for Recitals in Certificates	90
Section 11.04.	Trustee May Own Certificates	90
Section 11.05.	The Servicer to Pay Trustee's Fees and Expenses	90
Section 11.06.	Eligibility Requirements for Trustee	90
Section 11.07.	Resignation or Removal of Trustee	91
Section 11.08.	Successor Trustee	91
Section 11.09.	Merger or Consolidation of Trustee	92
Section 11.10.	Appointment of Co-Trustee or Separate Trustee	92
Section 11.11.	Tax Returns; Tax Liability	93
Section 11.12.	Trustee May Enforce Claims Without Possession of Certificates	94
Section 11.13.	Suits for Enforcement	94
Section 11.14.	Rights of Certificateholders to Direct Trustee	94
Section 11.15.	Representations and Warranties of Trustee	95
Section 11.16.	Maintenance of Office or Agency	95

ARTICLE XII TERMINATION 96

Section 12.01.	Termination of Trust	96
Section 12.02.	Optional Purchase	97
Section 12.03.	Final Payment with Respect to any Series	97
Section 12.04.	Termination Rights of Holder of Transferor Certificate	98

ARTICLE XIII MISCELLANEOUS PROVISIONS 100

Section 13.01.	Amendment.	100
Section 13.02.	Protection of Right, Title and Interest to Trust	101
Section 13.03.	Limitation on Rights of Certificateholders	102
Section 13.04.	Governing Law; Submission to Jurisdiction; Agent for Service of Process	103
Section 13.05.	Notices	103
Section 13.06.	Severability of Provisions	104
Section 13.07.	Assignment	104
Section 13.08.	Certificates Non-Assessable and Fully Paid	104
Section 13.09.	Further Assurances	104
Section 13.10.	No Waiver; Cumulative Remedies	105
Section 13.11.	Counterparts	105
Section 13.12.	Third-Party Beneficiaries	105
Section 13.13.	Actions by Certificateholders	105
Section 13.14.	Rule 144A Information	105
Section 13.15.	Merger and Integration	106

Section 13.16.   Headings 106
Section 13.17.   Nonpetition Covenant 106
Section 13.18.   Intention of Parties 106
Section 13.19.   Fiscal Year 107

ARTICLE XIV   ASSET REPRESENTATIONS REVIEW TRIGGERS 108

Section 14.01.   Delinquency Trigger. 108
Section 14.02.   Investor Action to Initiate an Asset Representations
                    Review. 108

TABLE OF CONTENTS

EXHIBITS

Exhibit A   Form of Transferor Certificate
Exhibit B   Form of Assignment of Receivables in Additional Accounts
Exhibit C   Form of Monthly Servicer's Certificate
Exhibit D   Form of Annual Servicer's Certificate
Exhibit E   Form of Opinion of Counsel Regarding Additional Accounts
Exhibit F   Form of Annual Opinion of Counsel
Exhibit G   Form of Reassignment of Receivables
Exhibit H   Form of Reconveyance of Receivables

SCHEDULES

Schedule 1   List of Accounts [Deemed Incorporated]

THIS FOURTH AMENDED AND RESTATED POOLING AND SERVICING AGREEMENT (this "Agreement") by and among BA CREDIT CARD FUNDING, LLC, a Delaware limited liability company (together with its successors and assigns, "Funding"), as Transferor, BANK OF AMERICA, NATIONAL ASSOCIATION (successor by merger to FIA Card Services, National Association), a national banking association (together with its successors and assigns, "BANA"), as Servicer, and THE BANK OF NEW YORK MELLON, a banking corporation organized and existing under the laws of the State of New York, as Trustee, is made and entered into as of [November 23, 2015].

WHEREAS, Funding, BANA, and the Trustee have heretofore executed and delivered a Third Amended and Restated Pooling and Servicing Agreement, dated as of October 1, 2014 (as amended and restated, and as otherwise amended, supplemented or modified prior to the date hereof, the "Third Amended and Restated Pooling and Servicing Agreement"), which amended and restated the Second Amended and Restated Pooling and Servicing Agreement, dated as of October 20, 2006 (as amended and restated, and as otherwise amended, supplemented or modified prior to the date hereof, the "Second Amended and Restated Pooling and Servicing Agreement") among Funding, FIA Card Services, National Association ("FIA," as predecessor to BANA), and the Trustee, which amended and restated the Amended and Restated Pooling and Servicing Agreement, dated as of June 10, 2006 (as amended and restated, and as otherwise amended, supplemented or modified prior to the Amendment Closing Date, the "Amended and Restated Pooling and Servicing Agreement"), between FIA and the Trustee, which itself amended and restated the Pooling and Servicing Agreement, dated as of August 4, 1994, between MBNA America Bank, National Association (predecessor to FIA) and the Trustee (as amended and restated, and as otherwise amended, supplemented or modified prior to June 10, 2006, the "Pooling and Servicing Agreement"); and

WHEREAS, Funding, BANA, and the Trustee desire to amend and restate the Third Amended and Restated Pooling and Servicing Agreement to read in its entirety as set forth below.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the Third Amended and Restated Pooling and Servicing Agreement is hereby amended and restated in its entirety as follows and each party agrees as follows for the benefit of the other parties and the Certificateholders:

ARTICLE I

DEFINITIONS

Section 1.01. Definitions. Whenever used in this Agreement, the following words and phrases shall have the following meanings:

"60+-Day Delinquency Rate" shall mean, for any Monthly Period, the delinquency rate calculated as a ratio (expressed as a percentage) of the aggregate dollar amount of

Receivables that are 60 or more days delinquent to the aggregate dollar amount of all of the Receivables, measured as of the end of such Monthly Period.

"AAA" shall have the meaning specified in subsection 2.10(b)(i).

"Account" shall mean each Initial Account, each Additional Account, and each Transferred Account. This term includes an Additional Account only from and after the Addition Date. This term does not include any Removed Accounts. This term does not include any Account from and after the date on which all of its Receivables have been reassigned to the Transferor pursuant to subsection 2.04(d) or (e).

"Account Information" shall have the meaning specified in subsection 2.02(b).

"Account Owner" shall mean (i) on and after the Merger Date, BANA, and (ii) prior to the Merger Date, FIA (including any of its predecessors), in each case at the applicable time, as issuer of the credit card relating to an Account pursuant to a Credit Card Agreement.

"Account Schedule" shall mean a complete schedule of all Accounts that is attached to this Agreement and marked as Schedule 1. The Account Schedule may take the form of a computer file, a microfiche list, or another tangible medium that is commercially reasonable. The Account Schedule must identify each Account by account number and by the balance of the Receivables existing in that Account on the Amendment Closing Date (for each Initial Account) or the related Addition Date (for each Additional Account).

"Accumulation Period" shall mean, with respect to any Series, or any Class within a Series, a period following the Revolving Period, which shall be the accumulation or other period in which Collections of Principal Receivables are accumulated in an account for the benefit of the Investor Certificateholders of such Series, or a Class within such Series, in each case as defined with respect to such Series in the related Supplement.

"Addition Date" shall have the meaning, for an Additional Account, set forth in the related Assignment.

"Additional Account" shall mean each VISA®, MasterCard®, or American Express® credit card account that is designated as an Account under Section 2.06 and the related Assignment after the Amendment Closing Date and that is identified on the Account Schedule from and after the related Addition Date.

"Affiliate" shall mean, for any identified Person, any other Person that (a) is an affiliate or insider of that identified Person, (b) controls that identified Person, (c) is controlled by that identified Person, or (d) is under common control with that identified Person.

---

* VISA, MasterCard, and American Express are registered trademarks of Visa International Service Association, MasterCard International Incorporated, and American Express Company, respectively.

"Aggregate Investor Default Amount" shall have, with respect to any Series of Certificates, the meaning stated in the related Supplement.

"Aggregate Investor Interest" shall mean, as of any date of determination, the sum of the Investor Interests of all Series of Certificates issued and outstanding on such date of determination.

"Aggregate Investor Percentage" with respect to Principal Receivables, Finance Charge Receivables and Receivables in Defaulted Accounts, as the case may be, shall mean, as of any date of determination, the sum of such Investor Percentages of all Series of Certificates issued and outstanding on such date of determination; provided, however, that the Aggregate Investor Percentage shall not exceed 100%.

"Agreement" shall have the meaning set forth in the first paragraph of this document.

"Amended and Restated Pooling and Servicing Agreement" shall have the meaning specified in the recitals of this Agreement.

"Amendment Closing Date" shall mean October 20, 2006.

"Amortization Period" shall mean, with respect to any Series, or any Class within a Series, a period following the Revolving Period during which principal is distributed to Investor Certificateholders, which shall be the controlled amortization period, the principal amortization period, the rapid amortization period, or other amortization period, in each case as defined with respect to such Series in the related Supplement.

"Annual Membership Fee" shall mean an annual membership fee or similar fee that is charged to an Account under the related Credit Card Agreement.

"Applicants" shall have the meaning specified in Section 6.07.

"Asset Representations Review" shall have the meaning assigned to the term "Review" in the Asset Representations Review Agreement.

"Asset Representations Review Agreement" shall mean that certain Asset Representations Review Agreement, dated as of November [__], 2015, among Funding, as Transferor, BANA, as Servicer and in its individual capacity, and the Asset Representations Reviewer.

"Asset Representations Reviewer" shall mean Clayton Fixed Income Services LLC, a Delaware limited liability company, and its successors and any entity resulting from or surviving any consolidation or merger to which it or its successors may be a party, and any successor asset representations reviewer appointed as provided in the Asset Representations Review Agreement.

"Asset Review Quorum" shall mean Holders of Investor Certificates evidencing at least 5% of the aggregate unpaid principal amount of Investor Certificates outstanding.

"Assignment" shall have the meaning specified in subsection 2.06(c)(ii).

"Authorized Newspaper" shall mean a newspaper of general circulation in the Borough of Manhattan, The City of New York printed in the English language and customarily published on each Business Day, whether or not published on Saturdays, Sundays and holidays.

"Average Principal Receivables" shall mean, for any period, an amount equal to (a) the sum of the aggregate amount of Principal Receivables at the end of each day during such period divided by (b) the number of days in such period.

"BANA" shall have the meaning set forth in the first paragraph of this Agreement.

"Bank Portfolio" shall mean the MasterCard®, VISA®, and American Express® credit card accounts owned by the applicable Account Owner.

"Bearer Certificates" shall have the meaning specified in Section 6.01.

"Bearer Rules" shall mean the provisions of the Internal Revenue Code, in effect from time to time, governing the treatment of bearer obligations, including sections 163(f), 871, 881, 1441, 1442 and 4701, and any regulations thereunder including, to the extent applicable to any Series, Proposed or Temporary Regulations.

"Book-Entry Certificates" shall mean certificates evidencing a beneficial interest in the Investor Certificates, ownership and transfers of which shall be made through book entries by a Clearing Agency as described in Section 6.10; provided, that after the occurrence of a condition whereupon book-entry registration and transfer are no longer authorized and Definitive Certificates are to be issued to the Certificate Owners, such certificates shall no longer be "Book-Entry Certificates."

"Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York, Newark, Delaware, or Charlotte, North Carolina (or, with respect to any Series, any additional city specified in the related Supplement) are authorized or obligated by law or executive order to be closed.

"Cash Advance Fee" shall mean a cash advance fee or similar fee that is charged to an Account under the related Credit Card Agreement.

"Certificate" shall mean any one of the Investor Certificates of any Series or the Transferor Certificate.

"Certificateholder" or "Holder" shall mean the Person in whose name a Certificate is registered in the Certificate Register; if applicable, the holder of any Bearer

Certificate or Coupon, as the case may be or such other Person deemed to be a "Certificateholder" or "Holder" in any Series Supplement; and, if used with respect to the Transferor Interest, a Person in whose name the Transferor Certificate is registered in the Certificate Register or a Person in whose name ownership of the uncertificated interest in the Transferor Interest is recorded in the books and records of the Trustee.

"Certificate Interest" shall mean interest payable in respect of the Investor Certificates of any Series pursuant to Article IV of the Supplement for such Series.

"Certificate Owner" shall mean, with respect to a Book-Entry Certificate, the Person who is the beneficial owner of such Book-Entry Certificate, as may be reflected on the books of the Clearing Agency, or on the books of a Person maintaining an account with such Clearing Agency (directly or as an indirect participant, in accordance with the rules of such Clearing Agency).

"Certificate Principal" shall mean principal payable in respect of the Investor Certificates of any Series pursuant to Article IV of this Agreement.

"Certificate Rate" shall mean, with respect to any Series of Certificates (or, for any Series with more than one Class, for each Class of such Series), the percentage (or formula on the basis of which such rate shall be determined) stated in the related Supplement.

"Certificate Register" shall mean the register maintained pursuant to Section 6.03, providing for the registration of the Certificates and transfers and exchanges thereof.

"Class" shall mean, with respect to any Series, any one of the classes of Certificates of that Series as specified in the related Supplement.

"Clearing Agency" shall mean an organization registered as a "clearing agency" pursuant to Section 17A of the Securities Exchange Act of 1934, as amended.

"Clearing Agency Participant" shall mean a broker, dealer, bank, other financial institution or other Person for whom from time to time a Clearing Agency or Foreign Clearing Agency effects book-entry transfers and pledges of securities deposited with the Clearing Agency or Foreign Clearing Agency.

"Clearstream" shall mean Clearstream Banking S.A. and its successors and assigns.

"Closing Date" shall mean, with respect to any Series, the date of issuance of such Series of Certificates, as specified in the related Supplement.

"Collateral Interest" shall have the meaning, with respect to any Series, specified in the related Supplement.

"Collection Account" shall have the meaning specified in subsection 4.02(a).

"Collections" shall mean all payments on Receivables in the form of cash, checks, wire transfers, electronic transfers, ATM transfers, or any other form of payment. This term includes Recoveries and Insurance Proceeds. This term also includes the amount of Interchange (if any) allocable to any Series of Certificates pursuant to any Supplement with respect to the related Monthly Period (to the extent received by the Trust and deposited into the Finance Charge Account or any Series Account, as the case may be, on the Transfer Date following the related Monthly Period), to be applied as if such amount were Collections of Finance Charge Receivables for all purposes. This term also includes the amount deposited by the Transferor into the Finance Charge Account (or Series Account if provided in any Supplement) pursuant to Section 2.08.

"Commission" shall mean the U.S. Securities and Exchange Commission.

"Companion Series" shall mean (i) each Series which has been paired with another Series (which Series may be prefunded or partially prefunded), such that the reduction of the Investor Interest of such Series results in the increase of the Investor Interest of such other Series, as described in the related Supplements, and (ii) such other Series.

"Corporate Trust Office" shall mean the principal office of the Trustee at which at any particular time its corporate trust business shall be administered, which office at the date of the execution of this Agreement is located at 101 Barclay Street, Floor 7 West, New York, New York 10286, Attention: Corporate Trust Administration—Asset Backed Securities.

"Coupon" shall have the meaning specified in Section 6.01.

"Credit Adjustment" shall have the meaning specified in subsection 4.03(c).

"Credit Card Agreement" shall mean, for any VISA®, MasterCard®, or American Express® credit card account, the agreement (including any related statement under the Truth in Lending Act) between the applicable Account Owner and the related Obligor governing that account.

"Credit Card Guidelines" shall mean the applicable Account Owner's policies and procedures (a) relating to the operation of its credit card business, including the policies and procedures for determining the creditworthiness of credit card customers and the extension of credit to credit card customers, and (b) relating to the maintenance of credit card accounts and the collection of credit card receivables.

"Credit Enhancement" shall mean, with respect to any Series, the subordination, the cash collateral guaranty or account, collateral interest, letter of credit, surety bond, insurance policy, spread account, reserve account, cross-support feature or any other contract or agreement for the benefit of the Certificateholders of such Series (or Certificateholders of a Class within such Series) as designated in the applicable Supplement.

"Credit Enhancement Provider" shall mean, with respect to any Series, the Person, if any, designated as such in the related Supplement.

"Date of Processing" shall mean, with respect to any transaction, the date on which such transaction is first recorded on the Servicer's computer master file of MasterCard®, VISA® and American Express® credit card accounts (without regard to the effective date of such recordation).

"Debtor Relief Laws" shall mean (a) the United States Bankruptcy Code, (b) the Federal Deposit Insurance Act, and (c) all other insolvency, bankruptcy, conservatorship, receivership, liquidation, reorganization, or other debtor relief laws affecting the rights of creditors generally.

"Default Amount" shall mean, with respect to any Defaulted Account, the amount of Principal Receivables (other than Ineligible Receivables) in such Defaulted Account on the day such Account became a Defaulted Account.

"Defaulted Account" shall mean any Account containing only Receivables that have been charged off as uncollectible under the Credit Card Guidelines and the Servicer's customary and usual procedures for servicing credit card accounts. An Account becomes a Defaulted Account on the date on which all of its Receivables are recorded as charged-off on the Servicer's master computer file of credit card accounts.

"Definitive Certificate" shall have the meaning specified in Section 6.10.

"Delinquency Trigger" shall mean each occurrence, as determined by the Servicer, where the Three-Month Average 60⁺-Day Delinquency Rate equals or exceeds the then-current Delinquency Trigger Rate.

"Delinquency Trigger Rate" shall mean, initially, [__]%, which percentage will be reviewed and may be adjusted from time to time as set forth in subsections 14.01(b) and 14.01(c).

"Depository" shall have the meaning specified in Section 6.10.

"Depository Agreement" shall mean, with respect to each Series, the agreement among the Transferor, the Trustee and the Clearing Agency, or as otherwise provided in the related Supplement.

"Determination Date" shall mean, unless otherwise specified in the related Series Supplement, the fourth Business Day prior to each Transfer Date.

"Discount Option Receivables" shall mean, with respect to any Series, Principal Receivables designated by the Transferor that are transferred to the Trustee at a specified discount, which discount is applied such that the discounted portion of Collections of such Principal Receivables are treated as Collections of Finance Charge Receivables, as specified with respect to such Series in the related Supplement.

"Discount Option Receivable Collections" shall have the meaning specified in Section 2.08.

"Discounted Percentage" shall have the meaning specified in Section 2.08.

"Distribution Account" shall have the meaning specified in subsection 4.02(c).

"Distribution Date" shall mean, with respect to each Series, the dates specified in the related Supplement.

"Dollars", "$" or "U.S. $" shall mean United States dollars.

"Draft Fee" shall mean a draft fee or similar fee that is charged to an Account under the related Credit Card Agreement.

"Eligible Account" shall mean any VISA®, MasterCard®, or American Express® credit card account for which each of the following requirements is satisfied as of the date of its designation under the Amended and Restated Pooling and Servicing Agreement, in the case of any Initial Account, or as of the related Addition Date, in the case of any Additional Account:

(a)   it exists and is maintained by the applicable Account Owner;

(b)   its Receivables are payable in Dollars;

(c)   the related Obligor's most recent billing address is located in the United States or its territories or possessions;

(d)   it is not classified on the applicable Account Owner's electronic records as counterfeit, cancelled, fraudulent, stolen, or lost; and

(e)   all of its Receivables have not been charged off as uncollectible under the applicable Account Owner's customary and usual procedures for servicing credit card accounts.

"Eligible Receivable" shall mean any Receivable for which each of the following requirements is satisfied as of the applicable time:

(a)   it arises in an Eligible Account;

(b)   it is created, in all material respects, in compliance with all Requirements of Law applicable to the applicable Account Owner, and it is created under a Credit Card Agreement that complies, in all material respects, with all Requirements of Law applicable to such Account Owner;

(c)   all consents, licenses, approvals, or authorizations of, or registrations or declarations with, any Governmental Authority that are required for its creation or the

execution, delivery, or performance of the related Credit Card Agreement have been obtained or made by the applicable Account Owner and are fully effective;

(d)   immediately prior to it being transferred to the Trustee, the Transferor has good and marketable title to it free and clear of all Liens arising through or under the Transferor or any of its Affiliates, except for any Lien for municipal or other local taxes if those taxes are currently not due or if the applicable Account Owner or the Transferor is currently in good faith contesting those taxes in appropriate proceedings and has set aside adequate reserves for those contested taxes;

(e)   it is the legal, valid, and binding payment obligation of the related Obligor and is enforceable against that Obligor in accordance with its terms, except as enforceability may be limited by Debtor Relief Laws or general principles of equity; and

(f)   it is an account under Article 9 of the Delaware UCC.

"Eligible Servicer" shall mean the Trustee, a wholly-owned subsidiary of the Trustee, or an entity which, at the time of its appointment as Servicer, (a) is servicing a portfolio of consumer revolving credit card accounts or other consumer revolving credit accounts, (b) is legally qualified and has the capacity to service the Receivables, (c) is qualified (or licensed) to use the software that the Servicer is then currently using to service the Receivables or obtains the right to use, or has its own, software which is adequate to perform its duties under this Agreement, (d) has, in the reasonable judgment of the Trustee, demonstrated the ability to professionally and competently service a portfolio of similar accounts in accordance with customary standards of skill and care and (e) has a net worth of at least $50,000,000 as of the end of its most recent fiscal quarter.

"Enhancement Invested Amount" shall have the meaning, with respect to any Series, specified in the related Supplement.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

"Euroclear Operator" shall mean Euroclear Bank S.A./N.V., as operator of the Euroclear System, and its successors and assigns.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Extended Trust Termination Date" shall have the meaning specified in subsection 12.01(a).

"FDIC" shall mean the Federal Deposit Insurance Corporation.

"FIA" shall have the meaning specified in the recitals to this Agreement.

"Finance Charge Account" shall have the meaning specified in subsection 4.02(b).

"Finance Charge Receivable" shall mean any Receivable that is a Periodic Finance Charge, a Cash Advance Fee, a Late Fee, an Annual Membership Fee, a Draft Fee, a Service Transaction Fee, or a similar fee or charge, including a charge for credit insurance. Finance Charge Receivables with respect to any Monthly Period shall include the amount of Interchange (if any) and Discount Option Receivables (if any) and other amounts allocable to any Series of Certificates pursuant to any Supplement with respect to such Monthly Period (to the extent received by the Trustee and deposited into the Finance Charge Account or any Series Account, as the case may be, on the Transfer Date following such Monthly Period).

"Fitch" shall mean Fitch Ratings, Inc.

"Floating Principal Allocation" shall have the meaning specified in the related Supplement.

"Foreign Clearing Agency" shall mean Clearstream and the Euroclear Operator.

"Funding" shall have the meaning set forth in the first paragraph of this Agreement.

"Global Certificate" shall have the meaning specified in Section 6.13.

"Governmental Authority" shall mean the United States of America or any individual State, any political subdivision of the United States of America or any individual State, or any other entity exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government.

"Group" shall mean, with respect to any Series, the group of Series in which the related Supplement specifies that such Series shall be included.

"Holder of the Transferor Certificate" or "holder of the Transferor Certificate" shall mean the Holder of the Transferor Certificate or the Holder of any uncertificated interest in the Transferor Interest.

"Ineligible Receivable" shall have the meaning specified in subsection 2.04(d)(iii).

"Initial Account" shall mean each VISA®, MasterCard® or American Express® credit card account that was designated as an Account under the Amended and Restated Pooling and Servicing Agreement and that is identified on the Account Schedule from and after the Amendment Closing Date.

"Initial Investor Interest" shall mean, with respect to any Series of Certificates, the amount stated in the related Supplement.

"Insolvency Event" shall have the meaning specified in subsection 9.01(c).

"Insurance Proceeds" shall mean all Insurance Proceeds (as defined in the Receivables Purchase Agreement) that are allocable to the Receivables transferred by the Transferor to the Trustee.

"Interchange" shall mean all Interchange (as defined in the Receivables Purchase Agreement) that is allocable to the Receivables transferred by the Transferor to the Trustee.

"Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

"Investment Company Act" shall mean the Investment Company Act of 1940, as amended from time to time.

"Investor Account" shall mean each of the Finance Charge Account, the Principal Account and the Distribution Account.

"Investor Certificate" shall mean any one of the certificates (including, without limitation, the Bearer Certificates, the Registered Certificates or the Global Certificates) issued by the Trust, executed by the Transferor (or, prior to the Amendment Closing Date, executed by FIA as Seller under the Amended and Restated Pooling and Servicing Agreement) and authenticated by the Trustee substantially in the form (or forms in the case of a Series with multiple classes) of the investor certificate attached to the related Supplement or such other interest in the Trust deemed to be an "Investor Certificate" in any related Supplement.

"Investor Certificateholder" shall mean the holder of record of an Investor Certificate.

"Investor Charge-Off" shall have, with respect to each Series, the meaning specified in the applicable Supplement.

"Investor Default Amount" shall have, with respect to any Series of Certificates, the meaning stated in the related Supplement.

"Investor Interest" shall have, with respect to any Series of Certificates, the meaning stated in the related Supplement.

"Investor Percentage" shall have, with respect to Principal Receivables, Finance Charge Receivables and Receivables in Defaulted Accounts, and any Series of Certificates, the meaning stated in the related Supplement.

"Investor Servicing Fee" shall have, with respect to each Series, the meaning specified in Section 3.02.

"Late Fee" shall mean a late fee or similar fee that is charged to an Account under the related Credit Card Agreement.

"Lien" shall mean any security interest, lien, mortgage, deed of trust, pledge, hypothecation, encumbrance, assignment, participation interest, equity interest, deposit arrangement, preference, priority, or other security or preferential arrangement of any kind or nature. This term includes any conditional sale or other title retention arrangement and any financing lease having substantially the same economic effect as any security or preferential arrangement. This term does not include any security interest or other lien created in favor of the Trustee under the Pooling and Servicing Agreement, the Amended and Restated Pooling and Servicing Agreement, the Second Amended and Restated Pooling and Servicing Agreement, the Third Amended and Restated Pooling and Servicing Agreement or any other document and does not include any assignment pursuant to Section 7.02.

"Maximum Addition Amount" shall mean, unless otherwise provided in a Supplement, with respect to any Addition Date, the number of Accounts originated by the applicable Account Owner and designated as Additional Accounts pursuant to Section 2.06 without prior Rating Agency confirmation of its then existing rating of any Series of Investor Certificates then issued and outstanding described under subsection 2.06(c)(vii) which would either (a) with respect to any of the three consecutive Monthly Periods be equal to the product of (i) 15% and (ii) the number of Accounts as of the first day of the calendar year during which such Monthly Periods commence or (b), with respect to any twelve-month period, equal the product of (i) 20% and (ii) the number of Accounts as of the first day of such twelve-month period; provided, however, that if the aggregate principal balance in the Additional Accounts specified in clause (a) or (b) above, as the case may be, shall exceed either (y) the product of (i) 15% and (ii) the aggregate amount of Principal Receivables determined as of the first day of the third preceding Monthly Period minus the aggregate amount of Principal Receivables as of the date each such Additional Account was added to the Trust in all of the Accounts owned by the applicable Account Owner that have been designated as Additional Accounts since the first day of the third preceding Monthly Period or (z) the product of (i) 20% and (ii) the aggregate amount of Principal Receivables determined as of the first day of the calendar year in which such Addition Date occurs minus the aggregate amount of Principal Receivables as of the date each such Additional Account was added to the Trust in all of the Accounts owned by the applicable Account Owner that have been designated as Additional Accounts since the first day of such calendar year, the Maximum Addition Amount shall be an amount equal to the lesser of the aggregate amount of Principal Receivables specified in either clause (y) or clause (z) of this proviso.

"Merger" shall mean the merger of FIA with and into BANA.

"Merger Date" shall mean October 1, 2014.

"Minimum Aggregate Principal Receivables" shall mean, unless otherwise provided in a Supplement relating to any Series, as of any date of determination, an amount equal to the sum of the numerators used in the calculation of the Investor Percentages with respect to Principal Receivables for all outstanding Series on such date; provided, that with

respect to any Series in its Accumulation Period or such other period as designated in the related Supplement with an Investor Interest as of such date of determination equal to the Principal Funding Account Balance relating to such Series taking into account any deposit to be made to the Principal Funding Account on the Transfer Date following such date of determination, the numerator used in the calculation of the Investor Percentage with respect to Principal Receivables relating to such Series shall, solely for the purpose of the definition of Minimum Aggregate Principal Receivables, be deemed to equal zero.

"Minimum Transferor Interest" shall mean 4% (or such other percentage as specified in the related Supplement) of the Average Principal Receivables; provided, however, that the Transferor may reduce the Minimum Transferor Interest upon (w) delivery to the Trustee of a Tax Opinion with respect to such reduction, (x) 30 day's prior notice to the Trustee, each Rating Agency and any Credit Enhancement Provider entitled to receive such notice pursuant to the relevant Supplement, (y) written confirmation from the Rating Agency that such reduction will not result in the reduction or withdrawal of the respective ratings of each Rating Agency for any Series outstanding and (z) delivery to the Trustee and each such Credit Enhancement Provider of an Officer's Certificate stating that the Transferor reasonably believes that such reduction will not, based on the facts known to such officer at the time of such certification, then or thereafter cause a Pay Out Event to occur with respect to any Series; provided further that the Minimum Transferor Interest shall not at any time be less than 2%.

"Monthly Period" shall mean, unless otherwise defined in any Supplement, the period from and including the first day of a calendar month to and including the last day of a calendar month.

"Monthly Servicer Report" shall mean, a report substantially in the form attached as Exhibit C to this Agreement, with such changes as the Transferor or the Servicer may determine to be necessary or desirable; provided, however, that no such change shall serve to exclude information required by the Agreement or any Supplement.

"Moody's" shall mean Moody's Investors Service, Inc.

"New Issuance" shall have the meaning specified in subsection 6.09(b).

"New Issuance Date" shall have the meaning specified in subsection 6.09(b).

"New Issuance Notice" shall have the meaning specified in subsection 6.09(b).

"Notice Date" shall have the meaning specified in subsection 2.06(c)(i).

"Obligor" shall mean, for any VISA®, MasterCard® or American Express® credit card account, any Person obligated to make payments on receivables in that account. This term includes any guarantor but excludes any merchant.

"Officer's Certificate" shall mean a certificate signed by any Vice President or more senior officer of the Transferor or the Servicer, as applicable, and delivered to the Trustee.

"Opinion of Counsel" shall mean a written opinion of counsel, who may be counsel for or an employee of the Person providing the opinion, and who shall be reasonably acceptable to the Trustee; provided, however, that any Tax Opinion or other opinion relating to federal income tax matters shall be an opinion of nationally recognized tax counsel.

"Participations" shall have the meaning specified in subsection 2.06(a)(ii).

"Pay Out Commencement Date" shall mean, (a) with respect to each Series, the date on which a Trust Pay Out Event is deemed to occur pursuant to Section 9.01 or (b) with respect to any Series, the date on which a Series Pay Out Event is deemed to occur pursuant to the Supplement for such Series.

"Pay Out Event" shall mean, with respect to each Series, a Trust Pay Out Event or a Series Pay Out Event.

"Paying Agent" shall mean any paying agent appointed pursuant to Section 6.06 and shall initially be the Trustee.

"Periodic Finance Charge" shall mean a finance charge determined by periodic rate or similar charge that is charged to an Account under the related Credit Card Agreement.

"Permitted Activities" shall mean the primary activities of the Trust, which are: (a) holding Receivables transferred under this Agreement (including under the Pooling and Servicing Agreement, the Amended and Restated Pooling and Servicing Agreement, the Second Amended and Restated Pooling and Servicing Agreement and the Third Amended and Restated Pooling and Servicing Agreement) and the other assets of the Trust, which assets can not be contrary to the status of the Trust as a qualified special purpose entity under accounting literature in effect on the Amendment Closing Date; (b) issuing Certificates and other interests in the Trust assets; (c) receiving Collections and making payments on such Certificates and interests in accordance with the terms of this Agreement and any Series Supplement; and (d) engaging in other activities that are necessary or incidental to accomplish these limited purposes, which activities can not be contrary to the status of the Trust as a qualified special purpose entity under existing accounting literature.

"Permitted Investments" shall mean, unless otherwise provided in the Supplement with respect to any Series (a) instruments, investment property or other property consisting of (i) obligations of or fully guaranteed by the United States of America; (ii) time deposits or certificates of deposit of any depositary institution or trust company incorporated under the laws of the United States of America or any state thereof (or domestic branches of foreign depository institutions or trust companies) and subject to supervision and examination by federal or state banking or depositary institution authorities; provided, however, that at the time of the Trust's investment or contractual commitment to invest therein, the certificates of deposit or short-term deposits of such depositary institution or trust company shall have a credit rating from Moody's, Standard & Poor's and Fitch of P-1, A-1+ and F1+, respectively; (iii) commercial paper having, at the time of the Trust's investment or contractual commitment to invest therein, a rating from Moody's, Standard & Poor's and Fitch of P-1, A-1+ and F1+, respectively; (iv) bankers'

acceptances issued by any depository institution or trust company described in clause (a)(ii) above; and (v) investments in money market funds rated AAA-m or AAA-mg by Standard & Poor's, Aaa by Moody's, and AAA or V1+ by Fitch, or otherwise approved in writing by each Rating Agency; (b) demand deposits in the name of the Trust or the Trustee in any depositary institution or trust company referred to in clause (a)(ii) above; (c) uncertificated securities that are registered in the name of the Trustee by the issuer thereof and identified by the Trustee as held for the benefit of the Certificateholders, and consisting of shares of an open end diversified investment company which is registered under the Investment Company Act and which (i) invests its assets exclusively in obligations of or guaranteed by the United States of America or any instrumentality or agency thereof having in each instance a final maturity date of less than one year from their date of purchase or other Permitted Investments, (ii) seeks to maintain a constant net asset value per share, (iii) has aggregate net assets of not less than $100,000,000 on the date of purchase of such shares and (iv) which each Rating Agency designates in writing will not result in a withdrawal or downgrading of its then current rating of any Series rated by it; and (d) any other investment if each Rating Agency confirms in writing that such investment will not adversely affect its then current rating of the Investor Certificates. This term does not include any investment in the applicable Account Owner or any obligation or liability of such Account Owner.

"Person" shall mean any person or entity of any nature. This term includes any individual, corporation, limited liability company, partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, unincorporated organization, or Governmental Authority.

"Pool Index File" shall mean the file on the applicable Account Owner's computer system or the table in the Total System Services, Inc. TS2 Account Master database that identifies the Accounts.

"Pooling and Servicing Agreement" shall have the meaning specified in the recitals of this Agreement.

"Principal Account" shall have the meaning specified in subsection 4.02(b).

"Principal Funding Account" shall have the meaning specified in the related Supplement.

"Principal Funding Account Balance" shall have the meaning specified in the related Supplement.

"Principal Receivable" shall mean any Receivable other than (i) a Finance Charge Receivable or (ii) a Receivable in a Defaulted Account. In calculating the aggregate amount of Principal Receivables in an Account on any date, the gross amount of Principal Receivables in the Account on that date must be reduced by the aggregate amount of credit balances in the Account on that date. Any Receivables which the Transferor is unable to transfer as provided in subsection 2.05(d) shall not be included in calculating the aggregate amount of Principal Receivables, except as otherwise provided in such subsection.

"Principal Shortfalls" shall mean, with respect to a Transfer Date, the aggregate amount for all outstanding Series that the related Supplements specify are "Principal Shortfalls" for such Transfer Date.

"Principal Terms" shall have the meaning, with respect to any Series issued pursuant to a New Issuance, specified in subsection 6.09(c).

"Private Holder" shall mean each holder of a right to receive interest or principal in respect of any direct or indirect interest in the Trust including any financial instrument or contract the value of which is determined in whole or in part by reference to the Trust (including the Trust's assets, income of the Trust or distributions made by the Trust), excluding any interest in the Trust represented by any Series or Class of Investor Certificates or any other interest as to which the Transferor has provided to the Trustee an Opinion of Counsel to the effect that such Series, Class or other interest will be treated as debt or otherwise not as an equity interest in either the Trust or the Receivables for federal income tax purposes, in each case, provided such interest is not convertible or exchangeable into an interest in the Trust or the Trust's income or equivalent value. Notwithstanding the immediately preceding sentence, (i) "Private Holder" shall also include any other Person that the Transferor determines is (or may be) a "partner" within the meaning of Treasury Regulation section 1.7704-1(h)(1)(ii) (including by reason of section 1.7704-1(h)(3)) and (ii) unless the Transferor otherwise determines, "Private Holder" shall not include any holder that would otherwise be considered a Private Holder solely by reason of having acquired a direct or indirect interest in the Trust issued prior to December 4, 1995. Initially, the Private Holders include the holders of the Transferor Certificate or any interest therein, of any Collateral Interest, of any Enhancement Invested Amount, and of any similar interests in the Trust represented by any other Class of any Series of Certificates issued on or after December 4, 1995, and the Servicer. Any Person holding more than one interest in the Trust each of which separately would cause such Person to be a Private Holder shall be treated as a single Private Holder. Each holder of an interest in a Private Holder which is a partnership, S corporation or grantor trust under the Internal Revenue Code shall be treated as a Private Holder unless excepted with the consent of the Transferor (which consent shall be based on an Opinion of Counsel generally to the effect that the action taken pursuant to the consent will not cause the Trust to become a publicly traded partnership treated as a corporation for federal income tax purposes).

"Qualified Institution" shall mean (i) a depositary institution, which may include the Trustee, organized under the laws of the United States or any one of the States thereof including the District of Columbia, the deposits in which are insured by the FDIC and which at all times has a short-term unsecured debt rating of at least A-1+ by Standard & Poor's, P-1 by Moody's and F1 by Fitch or (ii) a depositary institution acceptable to the Rating Agency; provided, however, that an institution which shall have corporate trust powers and which maintains the Collection Account, the Principal Account, the Finance Charge Account, any Series Account or any other account maintained for the benefit of Certificateholders as a fully segregated trust account with the trust department of such institution shall not be required to meet the foregoing rating requirements, and need only at all times have a long-term unsecured debt rating of at least Baa3 by Moody's so long as Moody's is a Rating Agency and of at least BBB by Fitch so long as Fitch is a Rating Agency.

"Qualified Dispute Resolution Professional" shall mean an attorney or retired judge that is independent, impartial, knowledgeable about and experienced with the laws of the State of Delaware, specializing in commercial litigation with at least 15 years of experience and whose name is on a list of neutral parties maintained by the AAA.

"Rating Agency" shall mean, with respect to each Series, the rating agency or agencies, if any, selected by the Transferor to rate the Certificates, as specified in the related Supplement.

"Reassignment" shall have the meaning specified in subsection 2.07(b)(ii).

"Reassignment Date" shall have the meaning specified in subsection 2.04(e).

"Receivable" shall mean any amount payable on an Account by the related Obligors. This term includes Principal Receivables and Finance Charge Receivables.

"Receivables Purchase Agreement" shall mean the Second Amended and Restated Receivables Purchase Agreement, dated as of July 8, 2015, by and among BANA, Banc of America Consumer Card Services, LLC, and Funding, and acknowledged and accepted by The Bank of New York Mellon, as Trustee, and BANA, as Servicer, as amended, supplemented or otherwise modified from time to time.

"Record Date" shall mean, with respect to any Distribution Date, the last Business Day of the preceding Monthly Period.

"Recoveries" shall mean all Recoveries (as defined in the Receivables Purchase Agreement) that are allocable to the Receivables transferred by the Transferor to the Trustee.

"Registered Certificates" shall have the meaning specified in Section 6.01.

"Regulation AB" shall mean Subpart 229.1100 – Asset-Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1125, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the Commission in the adopting releases (including Asset-Backed Securities, Securities Act Release No. 33-8518, 70 Fed. Reg. 1,506, 1,531 (January 7, 2005) and Asset-Backed Securities Disclosure and Registration, Securities Act Release No. 33-9638, 79 Fed. Reg. 57,184 (September 24, 2014)) or by the staff of the Commission, or as may be provided by the Commission or its staff from time to time.

"Removal Date" shall have the meaning, for a Removed Account, set forth in the related Reassignment.

"Removal Notice Date" shall have the meaning specified in subsection 2.07(a).

"Removed Accounts" shall have the meaning specified in subsection 2.07(a). For the avoidance of doubt, Zero Balance Accounts designated by the Transferor pursuant to

subsection 2.07(d) shall be Removed Accounts; provided, however, that the terms and conditions specified in subsections 2.07(a), 2.07(b), and 2.07(c) shall not apply to Zero Balance Accounts.

"Representing Party" shall have the meaning specified in subsection 2.10(a).

"Requesting Party" shall have the meaning specified in subsection 2.10(a).

"Requirements of Law" for any Person shall mean (a) any certificate of incorporation, certificate of formation, articles of association, bylaws, limited liability company agreement, or other organizational or governing documents of that Person and (b) any law, treaty, statute, regulation, or rule, or any determination by a Governmental Authority or arbitrator, that is applicable to or binding on that Person or to which that Person is subject. This term includes usury laws, the Truth in Lending Act, and Regulation Z and Regulation B of the Board of Governors of the Federal Reserve System.

"Responsible Officer" shall mean any officer within the Corporate Trust Office (or any successor group of the Trustee), including any Vice President, any Assistant Secretary or any other officer of the Trustee customarily performing functions similar to those performed by any person who at the time shall be an above-designated officer and also, with respect to a particular officer to whom any corporate trust matter is referred because of such officer's knowledge of and familiarity with the particular subject.

"Revolving Credit Agreement" shall mean the Second Amended and Restated Revolving Credit Agreement by and between Funding and BANA, dated as of July 8, 2015, as such agreement may be amended, supplemented or otherwise modified from time to time in accordance therewith, or any substantially similar agreement entered into between any lender and Funding.

"Revolving Period" shall have, with respect to each Series, the meaning specified in the related Supplement.

"Rules" shall have the meaning specified in subsection 2.10(b)(i).

"Second Amended and Restated Pooling and Servicing Agreement" shall have the meaning specified in the recitals of this Agreement.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Securitization Act" shall have the meaning specified in Section 13.18.

"Seller" shall mean FIA, in its capacity as "Seller" under the Amended and Restated Pooling and Servicing Agreement, and its successors in interest and permitted assigns.

"Series" shall mean any series of Investor Certificates, which may include within any such Series a Class or Classes of Investor Certificates subordinate to another such Class or Classes of Investor Certificates.

"Series Account" shall mean any account or accounts established pursuant to a Supplement for the benefit of such Series.

"Series Pay Out Event" shall have, with respect to any Series, the meaning specified pursuant to the Supplement for the related Series.

"Series Servicing Fee Percentage" shall mean, with respect to any Series, the amount specified in the related Supplement.

"Series Termination Date" shall mean, with respect to any Series of Certificates, the date stated in the related Supplement.

"Service Transaction Fee" shall mean a service transaction fee or similar fee that is charged to an Account under the related Credit Card Agreement.

"Servicer" shall mean initially BANA and thereafter any Person appointed as successor as herein provided to service the Receivables.

"Servicer Default" shall have the meaning specified in Section 10.01.

"Servicing Fee" shall have the meaning specified in Section 3.02.

"Servicing Officer" shall mean any officer of the Servicer involved in, or responsible for, the administration and servicing of the Receivables whose name appears on a list of servicing officers furnished to the Transferor and the Trustee by the Servicer, as such list may from time to time be amended.

"Shared Excess Finance Charge Collections" shall mean, with respect to any Transfer Date, the aggregate amount for all outstanding Series that the related Supplements specify are to be treated as "Shared Excess Finance Charge Collections" for such Transfer Date.

"Shared Principal Collections" shall mean, with respect to any Transfer Date, the aggregate amount for all outstanding Series that the related Supplements specify are to be treated as "Shared Principal Collections" for such Transfer Date.

"Standard & Poor's" shall mean Standard & Poor's Ratings Services.

"Successor Servicer" shall have the meaning specified in subsection 10.02(a).

"Supplement" or "Series Supplement" shall mean, with respect to any Series, a supplement to this Agreement complying with the terms of Section 6.09 of this Agreement, executed in conjunction with any issuance of any Series of Certificates.

"Tax Opinion" shall mean with respect to any action, an Opinion of Counsel to the effect that, for federal income tax purposes, (a) such action will not adversely affect the tax characterization as debt of Investor Certificates of any outstanding Series or Class that were

characterized as debt at the time of their issuance, (b) following such action the Trust will not be deemed to be an association (or publicly traded partnership) taxable as a corporation and (c) such action will not cause or constitute an event in which gain or loss would be recognized by any Investor Certificateholder or the Trust.

"Termination Notice" shall have, with respect to any Series, the meaning specified in subsection 10.01(d).

"Third Amended and Restated Pooling and Servicing Agreement" shall have the meaning specified in the recitals of this Agreement.

"Three-Month Average 60⁺-Day Delinquency Rate" shall mean, as of any date of determination, (a) the sum of the 60⁺-Day Delinquency Rates for the three Monthly Periods immediately preceding such date of determination divided by (b) three.

"Transfer Agent and Registrar" shall have the meaning specified in Section 6.03 and shall initially be the Trustee's Corporate Trust Office.

"Transfer Date" shall mean, unless otherwise specified in the related Supplement, with respect to any Series, the Business Day immediately prior to each Distribution Date.

"Transferor" shall mean Funding and its successors in interest and permitted assigns.

"Transferor Certificate" shall mean, if the Transferor elects to evidence its interest in the Transferor Interest in certificated form pursuant to Section 6.01, a certificate executed and delivered by the Transferor and authenticated by the Trustee substantially in the form of Exhibit A; provided, that at any time there shall be only one Transferor Certificate; provided further, that in any Supplement, "Transferor Certificate" shall mean either a certificate executed and delivered by the Transferor and authenticated by the Trustee substantially in the form of Exhibit A or the uncertificated interest in the Transferor Interest.

"Transferor Interest" shall mean, on any date of determination, the aggregate amount of Principal Receivables and the principal amount on deposit in any Principal Funding Account (as defined in any Supplement) at the end of the day immediately prior to such date of determination, minus the Aggregate Investor Interest at the end of such day, minus the aggregate Enhancement Invested Amounts, if any, for each Series outstanding at the end of such day, minus the aggregate Collateral Interests not included in the Aggregate Investor Interests, if any, for each Series outstanding at the end of such day.

"Transferor Percentage" shall mean, on any date of determination, when used with respect to Principal Receivables, Finance Charge Receivables and Receivables in Defaulted Accounts, a percentage equal to 100% minus the Aggregate Investor Percentage with respect to such categories of Receivables.

"Transferor Servicing Fee" shall have the meaning specified in Section 3.02.

"Transferred Account" shall mean any VISA®, MasterCard®, or American Express® credit card account (a) into which all of the Receivables in an Account are transferred because the related credit card was lost or stolen or the related credit card program was changed, if the Credit Card Guidelines do not require a new application or credit evaluation, and (b) that can be traced or identified by reference to the Account Schedule and the computer or other records of the Servicer.

"Trust" shall mean BA Master Credit Card Trust II, the trust heretofore created and continued by this Agreement.

"Trust Assets" shall have the meaning specified in Section 2.01.

"Trust Extension" shall have the meaning specified in subsection 12.01(a).

"Trust Pay Out Event" shall have, with respect to each Series, the meaning specified in Section 9.01.

"Trust Termination Date" shall mean the earliest to occur of (i) unless a Trust Extension shall have occurred, the first Business Day after the Distribution Date on which the Investor Interest, the Collateral Interest, the Enhancement Invested Amount and any other interest issued by the Trust, as applicable, for each Series is zero, (ii) if a Trust Extension shall have occurred, the Extended Trust Termination Date, and (iii) December 31, 2054.

"Trustee" shall mean The Bank of New York Mellon, a New York banking corporation, and its successors and any corporation resulting from or surviving any consolidation or merger to which it or its successors may be a party and any successor trustee appointed as herein provided.

"UCC" shall mean the Uniform Commercial Code of the applicable jurisdiction.

"Undivided Interest" shall mean the undivided interest in the Trust evidenced by an Investor Certificate.

"United States Arbitration Act" shall mean the United States Arbitration Act of 1925, as amended.

"Zero Balance Account" shall mean an Account with a Receivable balance of zero which the Transferor designates under subsection 2.07(d).

"Zero Balance Account Removal Date" shall have the meaning specified in subsection 2.07(d).

Section 1.02. Other Definitional Provisions.

(a)   All terms defined in any Supplement or this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(b)   As used herein and in any certificate or other document made or delivered pursuant hereto or thereto, accounting terms not defined in Section 1.01, and accounting terms partially defined in Section 1.01 to the extent not defined, shall have the respective meanings given to them under generally accepted accounting principles or regulatory accounting principles, as applicable. To the extent that the definitions of accounting terms herein are inconsistent with the meanings of such terms under generally accepted accounting principles or regulatory accounting principles, the definitions contained herein shall control.

(c)   The agreements, representations and warranties of BANA in this Agreement and in any Supplement in its capacity as the Servicer shall be deemed to be the agreements, representations and warranties of BANA solely in such capacity for so long as BANA acts in such capacity under this Agreement.

(d)   The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to any Supplement or this Agreement as a whole and not to any particular provision of this Agreement or any Supplement; and Section, subsection, Schedule and Exhibit references contained in this Agreement or any Supplement are references to Sections, subsections, Schedules and Exhibits in or to this Agreement or any Supplement unless otherwise specified.

[End of Article I]

ARTICLE II

CONVEYANCE OF RECEIVABLES;
ISSUANCE OF CERTIFICATES

Section 2.01. Conveyance of Receivables. The Transferor hereby transfers, assigns, sets over, and otherwise conveys to the Trustee, without recourse, all of the Transferor's right, title and interest in, to and under the Receivables existing at the close of business on the Amendment Closing Date, in the case of Receivables arising in the Initial Accounts (including all related Transferred Accounts), and at the close of business on the related Addition Date, in the case of Receivables arising in the Additional Accounts (including all related Transferred Accounts), and in each case thereafter created from time to time in such Accounts until the termination of the Trust, all monies due or to become due with respect to such Receivables (including all Finance Charge Receivables), all Interchange allocable to the Trust as provided herein, all proceeds of such Receivables, Insurance Proceeds and Recoveries relating to such Receivables and the proceeds thereof. The Transferor does hereby further transfer, assign, set over and otherwise convey to the Trustee all of the Transferor's rights, remedies, powers, privileges and claims under or with respect to the Receivables Purchase Agreement (whether arising pursuant to the terms of the Receivables Purchase Agreement or otherwise available to the Transferor at law or in equity), including, without limitation, the rights of the Transferor to enforce the Receivables Purchase Agreement and to give or withhold any and all consents, requests, notices, directions, approvals, extensions or waivers under or with respect to the Receivables Purchase Agreement to the same extent as the Transferor could but for the assignment thereof to the Trustee. The property described in the two preceding sentences, together with all monies and other property on deposit in the Principal Account, the Finance Charge Account, the Series Accounts and any Credit Enhancement shall constitute the assets of the Trust (the "Trust Assets"). The foregoing does not constitute and is not intended to result in the creation or assumption by the Trust, the Trustee, any Investor Certificateholder or any Credit Enhancement Provider of any obligation of the Transferor, the Servicer, the applicable Account Owner or any other Person in connection with the Accounts or the Receivables or under any agreement or instrument relating thereto, including any obligation to Obligors, merchant banks, merchants' clearance systems, VISA, MasterCard, American Express or insurers.

In connection with such transfer, assignment, set-over and conveyance, the Transferor agrees to record and file, at its own expense, all financing statements (including any amendments of financing statements and continuation statements when applicable) with respect to the Receivables now existing and hereafter created for the transfer of accounts (as defined in the Delaware UCC) meeting the requirements of applicable state law in such manner and in such jurisdictions as are necessary to perfect and to maintain the perfection of the assignment of the Receivables to the Trustee, and to deliver a file-stamped copy of such financing statements, amendments of financing statements or continuation statements or other evidence of such filings to the Trustee on or prior to the Amendment Closing Date, and in the case of any amendments of financing statements or continuation statements filed pursuant to this Section 2.01, as soon as practicable after receipt thereof by the Transferor. The foregoing transfer, assignment, set-over and conveyance shall be made to the Trustee, on behalf of the Trust, and each reference in this Agreement to such transfer, assignment, set-over and conveyance shall be construed accordingly.

In connection with such transfer, the Transferor agrees, at its own expense, (i) on or prior to (A) the Amendment Closing Date, in the case of the Initial Accounts, and (B) the applicable Addition Date, in the case of the Additional Accounts, to indicate in its books and records (including the appropriate computer files) that Receivables created in connection with the Accounts (other than Removed Accounts) and the related Trust Assets have been transferred to the Trustee pursuant to this Agreement for the benefit of the Certificateholders, and (ii) on or prior to each such date referred to in clause (i), to deliver to the Trustee an Account Schedule. Each Account Schedule, as supplemented from time to time, shall be marked as **Schedule 1** to this Agreement, delivered to the Trustee as confidential and proprietary, and is hereby incorporated into and made a part of this Agreement. Once the books and records (including the appropriate computed files) referenced in clause (i) of this paragraph have been indicated with respect to any Account, the Transferor further agrees not to alter such indication during the term of this Agreement unless and until such Account becomes a Removed Account or a Defaulted Account. The Transferor further agrees to deliver to the Trustee on a bi-monthly basis, and as promptly as possible after the Trustee may at any time request, an updated Account Schedule, which shall be true and complete and, if so requested by the Trustee, which shall be delivered to the Trustee as promptly as possible after the Trustee may at any time request tracing information with respect to Transferred Accounts.

The Accounts shall be identified in the Pool Index File with the designation of either "1994-MT" or "1994MT", and the Transferor shall not instruct or authorize the applicable Account Owner to alter such file designation with respect to any Account during the term of this Agreement unless and until an Account becomes a Removed Account or a Defaulted Account.

The parties hereto intend that each transfer of Receivables and other property pursuant to this Agreement or any Assignment constitute a sale, and not a secured borrowing, for accounting purposes. If, and to the extent that, notwithstanding such intent, the transfer pursuant to this Section 2.01 is not deemed to be a sale, the Transferor shall be deemed hereunder to have granted and does hereby grant to the Trustee a first priority perfected security interest in all of the Transferor's right, title and interest in, to and under the Receivables existing at the close of business on the Amendment Closing Date, in the case of Receivables arising in the Initial Accounts (including all related Transferred Accounts), and at the close of business on the day preceding the related Addition Date, in the case of Receivables arising in the Additional Accounts (including all related Transferred Accounts), and in each case thereafter created from time to time in such Accounts until the termination of the Trust, all moneys due or to become due with respect to such Receivables (including all Finance Charge Receivables), all proceeds of such Receivables and all Insurance Proceeds and Recoveries relating to such Receivables and all proceeds thereof and all of the Transferor's rights, remedies, powers, privileges and claims under or with respect to the Receivables Purchase Agreement (whether arising pursuant to the terms of the Receivables Purchase Agreement or otherwise available to the Transferor at law or in equity), including without limitation, the rights of the Transferor to enforce the Receivables Purchase Agreement and to give or withhold any and all consents, requests, notices, directions, approvals, extensions or waivers under or with respect to the Receivables Purchase Agreement to the same extent as the Transferor could but for the assignment thereof to the Trustee, and this Agreement shall constitute a security agreement under applicable law.

Pursuant to the request of the Transferor, the Trustee shall cause Certificates in authorized denominations evidencing interests in the Trust to be duly authenticated and delivered to or upon the order of the Transferor pursuant to Section 6.02.

By executing this Agreement and the Receivables Purchase Agreement, the parties hereto and thereto do not intend to (i) cancel, release or in any way impair the conveyance made by FIA in its capacity as "Seller" under the Amended and Restated Pooling and Servicing Agreement or (ii) impair or negate the legal effect of the Second Amended and Restated Pooling and Servicing Agreement or the Third Amended and Restated Pooling and Servicing Agreement prior to the execution of this Agreement. Without limiting the foregoing, the parties hereto acknowledge and agree as follows:

(a) The Trust created by and maintained under the Pooling and Servicing Agreement, and continuing to exist and be maintained under the Amended and Restated Pooling and Servicing Agreement, and continuing to exist and be maintained under the Second Amended and Restated Pooling and Servicing Agreement, and continuing to exist and be maintained under the Third Amended and Restated Pooling and Servicing Agreement shall continue to exist and be maintained under this Agreement.

(b) All series of investor certificates issued under the Pooling and Servicing Agreement, the Amended and Restated Pooling and Servicing Agreement, the Second Amended and Restated Pooling and Servicing Agreement, or the Third Amended and Restated Pooling and Servicing Agreement, to the extent such Series remain outstanding on the date hereof, shall constitute Series issued and outstanding under this Agreement, and any supplement executed in connection with such series shall constitute a Supplement executed hereunder.

(c) All references to the Pooling and Servicing Agreement, the Amended and Restated Pooling and Servicing Agreement, the Second Amended and Restated Pooling and Servicing Agreement, or the Third Amended and Restated Pooling and Servicing Agreement in any other instruments or documents shall be deemed to constitute references to this Agreement. All references in such instruments or documents to FIA in its capacity as "Seller" of receivables and related assets (i) under the Pooling and Servicing Agreement as successor to MBNA America Bank, National Association and (ii) under the Amended and Restated Pooling and Servicing Agreement shall be deemed to include reference to Funding in its capacity as "Transferor" of receivables and related assets hereunder.

(d) Subject to clause (f) below, Funding hereby continues to agree to perform all obligations of FIA, in its capacity as "Seller" (but not as "Servicer"), under or in connection with the Amended and Restated Pooling and Servicing Agreement and any supplements to the Amended and Restated Pooling and Servicing Agreement.

(e) To the extent this Agreement requires that certain actions are to be taken as of a date prior to the date of this Agreement, the applicable parties' taking of such action under the Pooling and Servicing Agreement, the Amended and Restated Pooling and Servicing Agreement, the Second Amended and Restated Pooling and Servicing Agreement and/or the

Third Amended and Restated Pooling and Servicing Agreement shall constitute satisfaction of such requirement.

(f)   All representations, warranties and covenants of FIA (in its capacity as "Seller" (but not as "Servicer")) made in the Amended and Restated Pooling and Servicing Agreement and any Assignment of Additional Accounts with respect to Receivables transferred to the Trust prior to the Amendment Closing Date, shall remain in full force and effect.

The Trust created by and maintained under the Pooling and Servicing Agreement, and continuing to exist and be maintained under the Amended and Restated Pooling and Servicing Agreement, and continuing to exist and be maintained under the Second Amended and Restated Pooling and Servicing Agreement, the Third Amended and Restated Pooling and Servicing Agreement and this Agreement is named "BA Master Credit Card Trust II" and is separate and distinct from the Transferor, the Servicer, and each Certificateholder. The BA Master Credit Card Trust II was formerly known as the MBNA Master Credit Card Trust II. It is the intention of the parties hereto that the Trust constitute a common law trust (as opposed to a trust created under Chapter 38 of Title 12 of the Delaware Code) under the laws of the State of Delaware and that this Agreement constitute the governing instrument of such Trust. The Trust, and the Trustee on its behalf, shall engage only in Permitted Activities.

Section 2.02. <u>Acceptance by Trustee</u>.

(a)   The Trustee hereby acknowledges its acceptance, on behalf of the Trust, of all right, title and interest to the property now existing and hereafter created, conveyed to the Trustee pursuant to <u>Section 2.01</u>, and declares that it shall maintain such right, title and interest, upon the Trust herein set forth, for the benefit of all Certificateholders. The Trustee further acknowledges that, on or prior to the Amendment Closing Date, the Transferor delivered to the Trustee the Account Schedule relating to the Initial Accounts.

(b)   The Trustee hereby agrees not to disclose to any Person any of the account numbers or other information contained in the Account Schedules delivered to the Trustee by the Transferor pursuant to <u>Sections 2.01</u>, <u>2.06</u> and <u>2.07</u> ("Account Information") except as is required in connection with the performance of its duties hereunder or in enforcing the rights of the Certificateholders or to a Successor Servicer appointed pursuant to <u>Section 10.02</u>, as mandated pursuant to any Requirements of Law applicable to the Trustee or as requested by any Person in connection with financing statements filed pursuant to this Agreement, the Third Amended and Restated Pooling and Servicing Agreement, the Second Amended and Restated Pooling and Servicing Agreement, the Amended and Restated Pooling and Servicing Agreement, the Pooling and Servicing Agreement or the Receivables Purchase Agreement. The Trustee agrees to take such measures as shall be reasonably requested by the Account Owner or the Transferor to protect and maintain the security and confidentiality of such information, and, in connection therewith, shall allow the Account Owner or the Transferor to inspect the Trustee's security and confidentiality arrangements from time to time during normal business hours. In the event that the Trustee is required by law to disclose any Account Information, the Trustee shall provide the Account Owner or the Transferor with prompt written notice, unless such notice is prohibited by law, of any such request or requirement so that the Account Owner and the

Transferor may request a protective order or other appropriate remedy. The Trustee shall make best efforts to provide the Account Owner and the Transferor with written notice no later than five days prior to any disclosure pursuant to this subsection 2.02(b).

(c)   The Trustee shall have no power to create, assume or incur indebtedness or other liabilities in the name of the Trust other than as contemplated in this Agreement.

Section 2.03.   Representations and Warranties of the Transferor. The Transferor hereby represents and warrants to the Trust as of the date hereof:

(a)   The Transferor is a limited liability company duly formed and validly existing in good standing under the laws of the State of Delaware. The Transferor has full power and authority, in all material respects, to own its properties as currently owned, to conduct its business as currently conducted, and to execute, deliver, and perform its obligations under this Agreement.

(b)   In all material respects, in each jurisdiction in which the conduct of its business requires, the Transferor is duly qualified to do business, is in good standing, and has all necessary licenses and approvals.

(c)   The Transferor has duly authorized, by all necessary limited liability company action, its execution and delivery of this Agreement and its consummation of the transactions contemplated by this Agreement.

(d)   The Transferor's execution and delivery of this Agreement, its performance of the transactions contemplated by this Agreement, and its fulfillment of the terms of this Agreement do not conflict with, breach any material term of, or cause a material default under (with or without notice or lapse of time or both) any indenture, contract, agreement, mortgage, deed of trust, or other instrument to which the Transferor is a party or by which the Transferor or any of its properties are bound.

(e)   The Transferor's execution and delivery of this Agreement, its performance of the transactions contemplated by this Agreement, and its fulfillment of the terms of this Agreement do not conflict with or violate any Requirements of Law applicable to the Transferor.

(f)   No proceeding or investigation against the Transferor is pending or, to the best of the Transferor's knowledge, threatened before any Governmental Authority that (A) asserts that this Agreement is invalid, (B) seeks to prevent the consummation of any transaction contemplated by this Agreement, (C) seeks any determination or ruling that, in the Transferor's reasonable judgment, would materially and adversely affect the Transferor's performance under this Agreement, or (D) seeks any determination or ruling that would materially and adversely affect the validity or enforceability of this Agreement.

(g)   As of the Amendment Date, no selection procedures adverse to the Investor Certificateholders have been employed by the Transferor in selecting the Accounts.

(h)   The Transferor has obtained all approvals, authorizations, licenses, consents, and orders required of any Person in connection with the Transferor's execution and delivery of this Agreement, its performance of the transactions contemplated by this Agreement, and its fulfillment of the terms of this Agreement.

The representations and warranties set forth in this <u>Section 2.03</u> shall survive the transfer and assignment of the Receivables to the Trustee. The Transferor hereby represents and warrants to the Trustee, with respect to any Series of Certificates, as of its Closing Date, unless otherwise stated in such Supplement, that the representations and warranties of the Transferor set forth in <u>Section 2.03</u> are true and correct as of such date. Upon discovery by the Transferor, the Servicer or the Trustee of a breach of any of the foregoing representations and warranties, the party discovering such breach shall give prompt written notice to the others.

Section 2.04.   <u>Representations and Warranties of the Transferor Relating to the Agreement and the Receivables</u>.

(a)   <u>Binding Obligation; Valid Transfer and Assignment</u>. The Transferor hereby represents and warrants to the Trustee as of the date hereof and each subsequent Closing Date, and with respect to any Additional Accounts, on each related Addition Date occurring after the date hereof that:

(i)   The Receivables Purchase Agreement, this Agreement, and each Supplement each constitutes a legal, valid and binding obligation of the Transferor, enforceable against the Transferor in accordance with its terms, except as enforceability may be limited by applicable Debtor Relief Laws or general principles of equity.

(ii)   This Agreement constitutes either (A) a valid sale to the Trustee of the Receivables or (B) a grant of a security interest in favor of the Trustee in the Receivables, and that sale or security interest is perfected under the Delaware UCC.

(b)   <u>Eligibility of Receivables</u>. The Transferor hereby represents and warrants to the Trustee as of the Amendment Closing Date, in the case of any Initial Account and the related Receivables, and as of each Addition Date, in the case of any related Additional Account and the related Receivables, as the case may be, that:

(i)   As of the related Addition Date, in the case of any Additional Account, each Receivable existing in that Account is an Eligible Receivable.

(ii)   Each related Receivable existing on the Amendment Closing Date, in the case of any Initial Account, or as of the related Addition Date, in the case of any Additional Account, is conveyed to the Trustee free and clear of any Lien arising through or under the Transferor or any of its Affiliates (except for any Lien for municipal or other local taxes if those taxes are currently not due or if the Account Owner or the Transferor is currently in good faith contesting those taxes in appropriate proceedings and has set aside adequate reserves for those contested taxes) in compliance in all material respects with all Requirements of Law applicable to the Transferor.

(iii)   All consents, licenses, approvals, or authorizations of, or registrations or declarations with, any Governmental Authority that are required in connection with the conveyance of each related Receivable to the Trustee have been obtained or made by the Transferor and are fully effective.

(iv)   On any date after the Amendment Closing Date, in the case of any Initial Account, or after the related Addition Date, in the case of any Additional Account, on which any new Receivable is created, that each such Receivables is an Eligible Receivable. Each related Receivable arising after the Amendment Closing Date, in the case of any Initial Account, or after the related Addition Date, in the case of any Additional Account, is conveyed by the Transferor to the Trustee free and clear of any Lien arising through or under the Transferor or any of its Affiliates (except for any Lien for municipal or other local taxes if those taxes are currently not due or if the Account Owner or the Transferor is currently in good faith contesting those taxes in appropriate proceedings and has set aside adequate reserves for those contested taxes) in compliance in all material respects with all Requirements of Law applicable to the Transferor.

(v)   As of the Amendment Closing Date and as of each Addition Date, the Account Schedule identifies all of the existing Accounts.

(c)   <u>Notice of Breach</u>. The representations and warranties set forth in this <u>Section 2.04</u> shall survive the transfer and assignment of the Receivables to the Trustee. Upon discovery by the Transferor, the Servicer or the Trustee of a breach of any of the representations and warranties set forth in this <u>Section 2.04</u>, the party discovering such breach shall give prompt written notice to the other parties mentioned above. The Transferor agrees to cooperate with the Servicer and the Trustee in attempting to cure any such breach.

(d)   <u>Transfer of Ineligible Receivables</u>.

(i)   <u>Automatic Removal</u>. In the event of a breach with respect to a Receivable of any representations and warranties set forth in <u>subsection 2.04(b)(ii)</u>, or in the event that a Receivable is not an Eligible Receivable as a result of the failure to satisfy the conditions set forth in clause (d) of the definition of Eligible Receivable, and any of the following three conditions is met: (A) as a result of such breach or event such Receivable is charged off as uncollectible or the Trustee's rights in, to or under such Receivable or its proceeds are impaired or the proceeds of such Receivable are not available for any reason to the Trustee free and clear of any Lien; (B) the Lien upon the subject Receivable (1) arises in favor of the United States of America or any State or any agency or instrumentality thereof and involves taxes or liens arising under Title IV of ERISA or (2) has been consented to by the Account Owner or the Transferor; or (C) the unsecured short-term debt rating of the Transferor is not at least P-1 by Moody's and F1 by Fitch and the Lien upon the subject Receivable ranks prior to the Lien created pursuant to this Agreement; then, upon the earlier to occur of the discovery of such breach or event by the Transferor or receipt by the Transferor of written notice of such breach or event given by the Trustee or the Servicer, each such Receivable shall be automatically removed from the Trust on the terms and conditions set forth in <u>subsection 2.04(d)(iii)</u>.

(ii)   Removal After Cure Period. In the event of a breach of any of the representations and warranties set forth in subsection 2.04(b) other than a breach or event as set forth in clause (d)(i) above, and as a result of such breach the related Account becomes a Defaulted Account or the Trustee's rights in, to or under the Receivable or its proceeds are impaired or the proceeds of such Receivable are not available for any reason to the Trustee free and clear of any Lien, then, upon the expiration of 60 days (or such longer period as may be agreed to by the Trustee in its sole discretion, but in no event later than 120 days) from the earlier to occur of the discovery of any such event by the Transferor, or receipt by the Transferor of written notice of any such event given by the Trustee or the Servicer, each such Receivable shall be removed from the Trust on the terms and conditions set forth in subsection 2.04(d)(iii); provided, however, that no such removal shall be required to be made if, on any day within such applicable period, such representations and warranties with respect to such Receivable shall then be true and correct in all material respects as if such Receivable had been created on such day.

(iii)   Procedures for Removal. When the provisions of subsection 2.04(d)(i) or (ii) above require removal of a Receivable, the Transferor shall accept reassignment of such Receivable (an "Ineligible Receivable") by directing the Servicer to deduct the principal balance of each such Ineligible Receivable from the Principal Receivables in the Trust and to decrease the Transferor Interest by such amount. On and after the date of such removal, each Ineligible Receivable shall be deducted from the aggregate amount of Principal Receivables used in the calculation of any Investor Percentage, the Transferor Percentage or the Transferor Interest. In the event that the exclusion of an Ineligible Receivable from the calculation of the Transferor Interest would cause the Transferor Interest to be reduced below zero or would otherwise not be permitted by law, the Transferor shall concurrently make a deposit in the Collection Account (for allocation as a Principal Receivable) in immediately available funds prior to the Transfer Date related to such Monthly Period in which such event occurred in an amount equal to the amount by which the Transferor Interest would be reduced below zero. The portion of such deposit allocated to the Investor Certificates of each Series shall be distributed to the Investor Certificateholders of each Series in the manner specified in Article IV, if applicable, on the Distribution Date immediately following such Transfer Date. Upon the reassignment to the Transferor of an Ineligible Receivable, the Trustee shall automatically and without further action be deemed to transfer, assign, set-over and otherwise convey to the Transferor, without recourse, representation or warranty, all the right, title and interest of the Trustee in and to such Ineligible Receivable, all monies due or to become due with respect to such Ineligible Receivable and all proceeds of such Ineligible Receivable and all Interchange, Insurance Proceeds and Recoveries relating to such Ineligible Receivable. Such reassigned Ineligible Receivable shall be treated by the Trust as collected in full as of the date on which it was transferred. The Trustee shall execute such documents and instruments of transfer or assignment and take other actions as shall reasonably be requested by the Transferor to evidence the conveyance of such Ineligible Receivable pursuant to this subsection 2.04(d)(iii). The obligation of the Transferor set forth in this subsection 2.04(d)(iii) and the automatic removal of such Receivable from the Trust shall constitute the sole remedy respecting any breach of the representations and warranties set forth in the above-referenced subsections with respect

to such Receivable available to Certificateholders or the Trustee on behalf of Certificateholders.

(e)   Reassignment of Trust Portfolio. In the event of a breach of any of the representations and warranties set forth in subsection 2.04(a), either the Trustee or the Holders of Investor Certificates evidencing Undivided Interests aggregating more than 50% of the Aggregate Investor Interest, by notice then given in writing to the Transferor (and to the Trustee and the Servicer, if given by the Investor Certificateholders), may direct the Transferor to accept reassignment of an amount of Principal Receivables (as specified below) within 60 days of such notice (or within such longer period as may be specified in such notice), and the Transferor shall be obligated to accept reassignment of such Principal Receivables on a Distribution Date specified by the Transferor (such Distribution Date, the "Reassignment Date") occurring within such applicable period on the terms and conditions set forth below; provided, however, that no such reassignment shall be required to be made if, at any time during such applicable period, the representations and warranties contained in subsection 2.04(a) shall then be true and correct in all material respects. The Transferor shall deposit on the Transfer Date (in New York Clearing House, next day funds) preceding the Reassignment Date an amount equal to the reassignment deposit amount for such Receivables in the Distribution Account or Series Account, as provided in the related Supplement, for distribution to the Investor Certificateholders pursuant to Article XII. The reassignment deposit amount with respect to each Series for such reassignment, unless otherwise stated in the related Supplement, shall be equal to (i) the Investor Interest of such Series at the end of the day on the last day of the Monthly Period preceding the Reassignment Date, less the amount, if any, previously allocated for payment of principal to such Certificateholders on the related Distribution Date in the Monthly Period in which the Reassignment Date occurs, plus (ii) an amount equal to all interest accrued but unpaid on the Investor Certificates of such Series at the applicable Certificate Rate through such last day, less the amount, if any, previously allocated for payment of interest to the Certificateholders of such Series on the related Distribution Date in the Monthly Period in which the Reassignment Date occurs. Payment of the reassignment deposit amount with respect to each Series, and all other amounts in the Distribution Account or the applicable Series Account in respect of the preceding Monthly Period, shall be considered a prepayment in full of the Receivables represented by the Investor Certificates. On the Distribution Date following the Transfer Date on which such amount has been deposited in full into the Distribution Account or the applicable Series Account, the Receivables and all monies due or to become due with respect to such Receivables and all proceeds of the Receivables and all Interchange, Insurance Proceeds and Recoveries relating to such Receivables and the proceeds thereof shall be released to the Transferor after payment of all amounts otherwise due hereunder on or prior to such dates and the Trustee shall execute and deliver such instruments of transfer or assignment, in each case without recourse, representation or warranty, as shall be prepared by and as are reasonably requested by the Transferor to vest in the Transferor, or its designee or assignee, all right, title and interest of the Trustee in and to the Receivables, all monies due or to become due with respect to such Receivables and all proceeds of the Receivables and all Interchange, Insurance Proceeds and Recoveries relating to such Receivables and the proceeds thereof. If the Trustee or the Investor Certificateholders give notice directing the Transferor to accept reassignment as provided above, the obligation of the Transferor to accept reassignment of the Receivables and pay the reassignment deposit amount pursuant to this subsection 2.04(e) shall constitute the sole remedy respecting a breach of the

representations and warranties contained in subsection 2.04(a) available to the Investor Certificateholders or the Trustee on behalf of the Investor Certificateholders.

Section 2.05.   Covenants of the Transferor. The Transferor hereby covenants that:

(a)   Receivables to be Accounts. Except in enforcing or collecting an Account, the Transferor will take no action to cause any Receivable to be evidenced by any instrument (as defined in the Delaware UCC). Except in enforcing or collecting an Account, the Transferor will take no action to cause any Receivable to be payable pursuant to a contract which creates a Lien on any goods purchased thereunder. The Transferor will take no action to cause any Receivable to be anything other than an account (as defined in the Delaware UCC).

(b)   Security Interests. Except for the conveyances specified hereunder, the Transferor will not (i) sell, pledge, assign or transfer to any other Person, (ii) take any other action that is inconsistent with the ownership of each Receivable by the Trustee, or (iii) grant, create, incur, assume or suffer to exist any Lien on any Receivable, whether now existing or hereafter created, or any interest therein; the Transferor will immediately notify the Trustee of the existence of any Lien on any Receivable; and the Transferor shall defend the right, title and interest of the Trustee in, to and under the Receivables, whether now existing or hereafter created, against all claims of third parties claiming through or under the Transferor; provided, however, that nothing in this subsection 2.05(b) shall prevent or be deemed to prohibit the Transferor from suffering to exist upon any of the Receivables any Liens for municipal or other local taxes if such taxes shall not at the time be due and payable or if the Account Owner or the Transferor shall currently be contesting the validity thereof in good faith by appropriate proceedings and shall have set aside on its books adequate reserves with respect thereto.

(c)   Enforcement of the Receivables Purchase Agreement. The Transferor agrees to take all actions necessary and appropriate to enforce its rights and claims under the Receivables Purchase Agreement.

(d)   Account Allocations.

(i)   In the event that the Transferor is unable for any reason to transfer Receivables to the Trustee in accordance with the provisions of this Agreement (including, without limitation, by reason of the application of the provisions of Section 9.02 or an order by any federal governmental agency having regulatory authority over the Transferor or any court of competent jurisdiction that the Transferor not transfer any additional Principal Receivables to the Trustee) then, in any such event, (A) the Transferor agrees to allocate and pay to the Trustee, after the date of such inability, all Collections with respect to Principal Receivables, and all amounts which would have constituted Collections with respect to Principal Receivables but for the Transferor's inability to transfer such Receivables (up to an aggregate amount equal to the amount of Principal Receivables in the Trust on such date); (B) the Transferor agrees to have such amounts applied as Collections in accordance with Article IV; and (C) for only so long as all Collections and all amounts which would have constituted Collections are allocated

and applied in accordance with clauses (A) and (B) above, Principal Receivables (and all amounts which would have constituted Principal Receivables but for the Transferor's inability to transfer Receivables to the Trust) that are written off as uncollectible in accordance with this Agreement shall continue to be allocated in accordance with Article IV, and all amounts that would have constituted Principal Receivables but for the Transferor's inability to transfer Receivables to the Trust shall be deemed to be Principal Receivables for the purpose of calculating (i) the applicable Investor Percentage with respect to any Series and (ii) the Aggregate Investor Percentage thereunder. If the Transferor is unable pursuant to any Requirements of Law to allocate Collections as described above, the Transferor agrees that it shall in any such event allocate, after the occurrence of such event, payments on each Account with respect to the principal balance of such Account proportionately based on the total amount of Principal Receivables of such Obligor retained in the Trust and the total amount owing by such Obligor on such Account after such event, and the portion allocable to any Principal Receivables retained in the Trust shall be applied as Collections in accordance with Article IV. The parties hereto agree that Finance Charge Receivables, whenever created, accrued in respect of Principal Receivables that have been conveyed to the Trustee shall continue to be a part of the Trust notwithstanding any cessation of the transfer of additional Principal Receivables to the Trustee and Collections with respect thereto shall continue to be allocated and paid in accordance with Article IV.

(ii)   In the event that, pursuant to subsection 2.04(d), the Transferor accepts reassignment of an Ineligible Receivable as a result of a breach of the representations and warranties in subsection 2.04(b) relating to such Receivable, then, in any such event, the Transferor agrees to account for payments received with respect to such Ineligible Receivable separately from its accounting for Collections on Principal Receivables retained by the Trust. If payments received from or on behalf of an Obligor are not specifically applicable either to an Ineligible Receivable of such Obligor reassigned to the Transferor or to the Receivables of such Obligor retained in the Trust, then the Transferor agrees to allocate such payments proportionately based on the total amount of Principal Receivables of such Obligor's Account retained in the Trust and the total amount in that Account then owned by the Transferor, and the portion allocable to any Principal Receivables retained in the Trust shall be treated as Collections and deposited in accordance with the provisions of Article IV.

(e)   Delivery of Collections. The Transferor agrees to pay to the Servicer (or, if directed by the Trustee, to the Trustee) all payments received by the Transferor in respect of the Receivables as soon as practicable after receipt thereof by the Transferor. The Transferor will enforce a substantially similar covenant of BANA under the Receivables Purchase Agreement that relates to Receivables sold to the Transferor.

(f)   The Transferor will enforce BANA's covenants under the Receivables Purchase Agreement to enforce the applicable Account Owner's covenants not to transfer any Account except in a permitted merger, consolidation, or sale.

(g)   The Transferor will enforce BANA's covenant under the Receivables Purchase Agreement to transfer to the Transferor all Interchange allocable to the Receivables.

(h)   The Transferor will enforce BANA's covenants under the Receivables Purchase Agreement to enforce the applicable Account Owner's covenants not to change any Credit Card Agreement or the Credit Card Guidelines except as permitted under the Receivables Purchase Agreement.

(i)   <u>Separate Company Existence</u>. The Transferor shall:

(i)   Maintain in full effect its existence, rights and franchises as a limited liability company under the laws of the state of its formation and will obtain and preserve its qualification to do business in each jurisdiction in which such qualification is or shall be necessary to protect the validity and enforceability of this Agreement and the Receivables Purchase Agreement and each other instrument or agreement necessary or appropriate to proper administration hereof and to permit and effectuate the transactions contemplated hereby.

(ii)   Maintain its own deposit, securities and other account or accounts, separate from those of any Affiliate of the Transferor, with financial institutions. The funds of the Transferor will not be diverted to any other Person or for other than the company use of the Transferor, and, except as may be expressly permitted by this Agreement or the Receivables Purchase Agreement, the funds of the Transferor shall not be commingled with those of any other Person.

(iii)   Ensure that, to the extent that it shares the same officers or other employees as any of its members or Affiliates, the salaries of and the expenses related to providing benefits to such officers and other employees shall be fairly allocated among such entities, and each such entity shall bear its fair share of the salary and benefit costs associated with all such common officers and employees.

(iv)   Ensure that, to the extent that it jointly contracts with any of its members or other Affiliates to do business with vendors or service providers or to share overhead expenses, the costs incurred in so doing shall be allocated fairly among such entities, and each such entity shall bear its fair share of such costs. To the extent that the Transferor contracts or does business with vendors or service providers where the goods and services provided are partially for the benefit of any other Person, the costs incurred in so doing shall be fairly allocated to or among such entities for whose benefit the goods and services are provided, and each such entity shall bear its fair share of such costs.

(v)   Ensure that all material transactions between the Transferor and any of its Affiliates shall be only on an arm's-length basis and shall not be on terms more favorable to either party than the terms that would be found in a similar transaction involving unrelated third parties.

(vi)   Maintain a principal executive and administrative office through which its business is conducted and a telephone number separate from those of its members and other Affiliates. To the extent that the Transferor and any of its members or other Affiliates have offices in contiguous space, there shall be fair and appropriate allocation of overhead costs (including rent) among them, and each such entity shall bear its fair share of such expenses.

(vii)   Conduct its affairs strictly in accordance with its certificate of formation and its limited liability company agreement and observe all necessary, appropriate and customary company formalities, including, but not limited to, holding all regular and special members' and directors' meetings appropriate to authorize all action, keeping separate and accurate minutes of such meetings, passing all resolutions or consents necessary to authorize actions taken or to be taken, and maintaining accurate and separate books, records and accounts, including, but not limited to, intercompany transaction accounts. Regular members' and directors' meetings shall be held at least annually.

(viii)   Ensure that its board of directors shall at all times include at least one Independent Director (for purposes hereof, "Independent Director" shall mean any member of the board of directors of the Transferor that is not and has not at any time been (x) an officer, agent, advisor, consultant, attorney, accountant, employee, member or shareholder of any Affiliate of the Transferor which is not a special purpose entity, (y) a director of any Affiliate of the Transferor other than an independent director of any Affiliate which is a special purpose entity or (z) a member of the immediate family of any of the foregoing).

(ix)   Ensure that decisions with respect to its business and daily operations shall be independently made by the Transferor (although the officer making any particular decision may also be an officer or director of an Affiliate of the Transferor) and shall not be dictated by an Affiliate of the Transferor.

(x)   Act solely in its own company name and through its own authorized officers and agents, and no Affiliate of the Transferor shall be appointed to act as agent of the Transferor. The Transferor shall at all times use its own stationery and business forms and describe itself as a separate legal entity.

(xi)   Other than as provided in the Revolving Credit Agreement, ensure that no Affiliate of the Transferor shall advance funds or loan money to the Transferor, and no Affiliate of the Transferor will otherwise guaranty debts of the Transferor.

(xii)   Other than organizational expenses and as expressly provided herein, pay all expenses, indebtedness and other obligations incurred by it using its own funds.

(xiii)   Not enter into any guaranty, or otherwise become liable, with respect to or hold its assets or creditworthiness out as being available for the payment of, any obligation of any Affiliate of the Transferor nor shall the Transferor make any loans to any Person.

(xiv)   Ensure that all financial statements of the Transferor, whether or not consolidated, and all financial statements of the Transferor's Affiliates that include the Transferor (i) disclose the effects of all this Agreement, the Receivables Purchase Agreement, and related transaction documents to which Funding is a party in accordance with generally accepted accounting principles and (ii) to the extent required by generally accepted accounting principles or otherwise material, make clear that the Transferor is separate from BANA and any person or entity that is an affiliate or insider of BANA or that controls BANA, is controlled by BANA, or is under common control with BANA, and that the Receivables and the assets of Funding are not assets of BANA or any person or entity that is an affiliate or insider of BANA or that controls BANA, is controlled by BANA, or is under common control with BANA.

(xv)   Ensure that at all times it is adequately capitalized to engage in the transactions contemplated in certificate of formation and its limited liability company agreement.

Section 2.06.   Addition of Accounts.

(a)   (i) If, (A) during any period of thirty consecutive days, the Transferor Interest averaged over that period is less than the Minimum Transferor Interest for that period the Transferor shall designate additional eligible MasterCard®, VISA® or American Express® accounts from the Bank Portfolio ("Additional Accounts") to be included as Accounts in a sufficient amount such that the average of the Transferor Interest as a percentage of the Average Principal Receivables for such 30-day period, computed by assuming that the amount of the Principal Receivables of such Additional Accounts shall be deemed to be outstanding in the Trust during each day of such 30-day period, is at least equal to the Minimum Transferor Interest, or (B) on any Record Date the aggregate amount of Principal Receivables is less than the Minimum Aggregate Principal Receivables (as adjusted for any Series having a Companion Series as described in the Supplement for such Series), the Transferor shall designate Additional Accounts to be included as Accounts in a sufficient amount such that the aggregate amount of Principal Receivables will be equal to or greater than the Minimum Aggregate Principal Receivables. Receivables from such Additional Accounts shall be transferred to the Trustee on or before the tenth Business Day following such thirty-day period or Record Date, as the case may be.

(ii)   In lieu of, or in addition to, designating Additional Accounts pursuant to clause (i) above, the Transferor may, subject to any applicable conditions specified in paragraph (c) below, convey to the Trustee participations representing undivided interests in a pool of assets primarily consisting of receivables arising under revolving credit card accounts owned by the applicable Account Owner or any Affiliate of such Account Owner and collections thereon ("Participations"). The addition of Participations in the Trust pursuant to this paragraph (a) or paragraph (b) below shall be effected by an amendment hereto, dated as of the applicable Addition Date, pursuant to subsection 13.01(a).

(b)   In addition to its obligation under subsection 2.06(a), the Transferor may, but shall not be obligated to, designate from time to time Additional Accounts to be included as Accounts or Participations to be included as property of the Trust, in either case as of the applicable Addition Date.

(c)   The Transferor agrees that any such transfer of Receivables from Additional Accounts, under subsection 2.06(a) or (b) shall satisfy the following conditions (to the extent provided below):

(i)   on or before the fifth Business Day prior to the Addition Date with respect to additions pursuant to subsection 2.06(a) and on or before the tenth Business Day prior to the Addition Date with respect to additions pursuant to subsection 2.06(b) (the "Notice Date"), the Transferor shall give the Trustee, each Rating Agency and the Servicer written notice that such Additional Accounts or Participations will be included, which notice shall specify the approximate aggregate amount of the Receivables to be transferred;

(ii)   on or before the Addition Date, the Transferor shall have delivered to the Trustee a written assignment (including an acceptance by the Trustee on behalf of the Trust for the benefit of the Investor Certificateholders) in substantially the form of Exhibit B (the "Assignment") and the Transferor shall have indicated in its computer files that the Receivables created in connection with the Additional Accounts have been transferred to the Trust and, within five Business Days thereafter, or as otherwise agreed upon among the Servicer, the Transferor and the Trustee, the Transferor shall have delivered to the Trustee the updated Account Schedule, which Account Schedule is true and complete as of the related Addition Date and which shall be as of the date of such Assignment incorporated into and made a part of such Assignment and this Agreement;

(iii)   the Transferor shall represent and warrant that (x) with respect to Additional Accounts, each Additional Account is, as of the Addition Date, an Eligible Account, and each existing Receivable in such Additional Account is, as of the Addition Date, an Eligible Receivable, (y) it has not used any selection procedures believed by the Transferor to be materially adverse to the interests of the Investor Certificateholders in selecting the related Additional Accounts, and (z) as of the Addition Date, the Transferor is not insolvent;

(iv)   the Transferor shall represent and warrant that, as of the Addition Date, the Assignment constitutes either (x) a valid sale to the Trustee of the Receivables in the Additional Accounts, or (y) a grant of a security interest in favor of the Trustee in the Receivables in the Additional Accounts, and that sale or security interest is perfected under the Delaware UCC;

(v)   the Transferor shall deliver an Officer's Certificate substantially in the form of Schedule 2 to Exhibit B to the Trustee confirming the items set forth in paragraphs (ii), (iii) and (iv) above;

(vi)   the Transferor shall deliver an Opinion of Counsel with respect to the Receivables in the Additional Accounts to the Trustee (with a copy to Moody's, Standard & Poor's and Fitch) substantially in the form of Exhibit E;

(vii)   (A) with respect to accounts in excess of the Maximum Addition Amount and with respect to Participations, the Transferor shall have received notice from Standard & Poor's, Moody's and Fitch that the inclusion of such accounts as Additional Accounts pursuant to subsections 2.06(a) and 2.06(b) or the inclusion of such Participations to be included as property of the Trust pursuant to subsections 2.06(a) and 2.06(b), as the case may be, will not result in the reduction or withdrawal of its then existing rating of any Series of Investor Certificates then issued and outstanding; and (B) with respect to accounts not in excess of the Maximum Addition Amount added during the last quarterly period (such quarterly period beginning on and including the fifteenth day of January, April, July, and October and ending on and excluding the fifteenth day of April, July, October, and January, respectively), if applicable, the Transferor shall have received, to the extent not previously received, not later than twenty days after the relevant quarterly period, notice from Standard & Poor's, Moody's and Fitch that the inclusion of such accounts as Additional Accounts pursuant to subsections 2.06(a) and 2.06(b) will not result in the reduction or withdrawal of its then existing rating of any Series of Investor Certificates then issued and outstanding; and

(viii)   the Transferor shall provide each Rating Agency 30 days' prior notice of the inclusion of any business cards as Additional Accounts pursuant to subsection 2.06(b).

Section 2.07.   Removal of Accounts.

(a)   Subject to the conditions set forth below, the Transferor may, but shall not be obligated to, designate Receivables from Accounts for deletion and removal ("Removed Accounts") from the Trust; provided, however, that with respect to Removed Accounts, other than those Removed Accounts designated pursuant to subsection 2.07(c)(ii), the Transferor shall not make more than one such designation in any Monthly Period. On or before the fifth Business Day (the "Removal Notice Date") prior to the date on which the Receivables in the designated Removed Accounts will be reassigned by the Trustee to the Transferor, the Transferor shall give the Trustee and the Servicer written notice that the Receivables from such Removed Accounts are to be reassigned to the Transferor.

(b)   The Transferor shall be permitted to designate and require reassignment to it of the Receivables from Removed Accounts only upon satisfaction of the following conditions:

(i)   the removal of any Receivables of any Removed Accounts on any Removal Date shall not, in the reasonable belief of the Transferor, (a) cause a Pay Out Event to occur; provided, however, that for the purposes of this subsection 2.07(b)(i), the Receivables of each Removed Account shall be considered to have been removed as of the Removal Date, (b) cause the Transferor Interest as a percentage of the aggregate amount of Principal Receivables to be less than the Minimum Transferor Interest on such

Removal Date, (c) cause the aggregate amount of Principal Receivables to be less than the Minimum Aggregate Principal Receivables, or (d) result in the failure to make any payment specified in the related Supplement with respect to any Series;

(ii)   on or prior to the Removal Date, the Transferor shall have delivered to the Trustee for execution a written assignment in substantially the form of Exhibit G (the "Reassignment") and, within five Business Days (or as otherwise agreed upon between the Transferor and the Trustee) after the Removal Date, the Transferor shall have delivered to the Trustee the updated Account Schedule, which Account Schedule is true and complete as of the Removal Date and which as of the Removal Date shall modify and amend and be made a part of this Agreement;

(iii)   the Transferor shall represent and warrant that it has not used any selection procedures believed by the Transferor to be materially adverse to the interests of the Certificateholders in selecting the related Removed Accounts;

(iv)   [Reserved]

(v)   on or before the tenth Business Day prior to the Removal Date, each Rating Agency shall have received notice of such proposed removal of the Receivables of such Accounts and the Transferor shall have received notice prior to the Removal Date from such Rating Agency that such proposed removal will not result in a downgrade or withdrawal of its then current rating of any outstanding Series of the Investor Certificates;

(vi)   on any Removal Notice Date, the amount of the Principal Receivables of the Removed Accounts to be reassigned to the Transferor on the related Removal Date shall not equal or exceed 5% of the aggregate amount of the Principal Receivables on such Removal Date; provided, that if any Series has been paid in full, the Principal Receivables in such Removed Accounts shall not equal or exceed the sum of (A) 5% of the excess of the Principal Receivables on such Removal Date over the Initial Investor Interest of such Series that has been paid in full plus (B) the Initial Investor Interest of such Series that has been paid in full; and

(vii)   the Transferor shall have delivered to the Trustee an Officer's Certificate confirming the items set forth in clauses (i) through (vi) above. The Trustee may conclusively rely on such Officer's Certificate, shall have no duty to make inquiries with regard to the matters set forth therein and shall incur no liability in so relying.

Upon satisfaction of the above conditions, the Trustee shall execute and deliver the Reassignment to the Transferor, and the Receivables from the Removed Accounts shall no longer constitute a part of the Trust.

(c)   In addition to the terms and conditions contained in subsections 2.07(a) and 2.07(b), the Transferor's right to require the reassignment to it or its designee of all the

Trust's right, title and interest in, to and under the Receivables in Removed Accounts, shall be subject to the following restrictions:

(i) Except for Removed Accounts described in subsections 2.07(c)(ii) and 2.07(d), the Accounts to be designated as Removed Accounts shall be selected at random by the Transferor; and

(ii) The Transferor may designate Removed Accounts as provided in and subject to the terms and conditions contained in this Section 2.07 without being subject to the restrictions set forth in subsection 2.07(c)(i) if the Removed Accounts are designated in response to action taken by a third party in connection with an affinity or private-label arrangement, such action to include that third party's decision to cancel the arrangement or failure to renew the arrangement following expiration, and is not the unilateral action of the Transferor.

(d) Notwithstanding anything else in this Section 2.07 to the contrary, the Transferor may, but shall not be obligated to, designate at any time Zero Balance Accounts, any future receivables of which will no longer be part of the Trust, and direct the Account Owner to remove the designations 1994-MT and 1994MT, as applicable, from the Pool Index File for such Accounts; provided, that in connection with such designation and removal, the Transferor shall have delivered (i) to Moody's and Fitch, prior to the date of such designation and removal (a "Zero Balance Account Removal Date"), an Officer's Certificate of the Transferor to the effect that to the best knowledge of the Transferor such designation and removal shall not cause a Pay Out Event to occur and (ii) to the Trustee, within five Business Days (or as otherwise agreed upon between the Transferor and the Trustee) after the related Zero Balance Account Removal Date, the updated Account Schedule, which Account Schedule is true and complete as of such Zero Balance Account Removal Date. The Trustee shall acknowledge receipt of such Account Schedule in writing, which as of the related Zero Balance Account Removal Date shall modify and amend and be made a part of this Agreement, and which shall reconvey to Funding, without recourse on and after the related Zero Balance Account Removal Date, all right, title and interest of the Trustee in and to the Receivables thereafter created in the related Zero Balance Accounts, all monies due or to become due with respect thereto (including all Finance Charge Receivables), all proceeds (as defined in the Delaware UCC) of such Receivables, Insurance Proceeds relating to such Receivables and the proceeds thereof.

Section 2.08. Discount Option. The Transferor may at any time, upon at least 30 days' prior written notice to the Servicer, the Trustee, each Credit Enhancement Provider and each Rating Agency, designate a percentage, which may be a fixed percentage or a variable percentage based on a formula (the "Discounted Percentage"), of the amount of Principal Receivables arising in all of the Accounts to be treated on and after such designation, or for the period specified, as Discount Option Receivables; provided, however, that no such designation shall become effective on the date specified in the written notice unless the following conditions have been satisfied:

(i)   the designation of Discount Option Receivables shall not, in the reasonable belief of the Transferor, cause a Pay Out Event to occur or cause an event which with notice or the lapse of time or both would constitute a Pay Out Event;

(ii)   on or before the date specified in the written notice, the Transferor shall have received written confirmation from each Rating Agency that such designation will not result in a downgrade or withdrawal of its then current rating of any outstanding Series of Investor Certificates;

(iii)   the Transferor shall have delivered to the Trustee an Officer's Certificate of the Transferor confirming the items set forth in clauses (i) and (ii) above. The Trustee may conclusively rely on such Officer's Certificate, shall have no duty to make inquiries with regard to the matters set forth therein and shall incur no liability in so relying.

On and after the date of satisfaction of the above conditions, in processing Collections of Principal Receivables of the Accounts the Servicer shall deem the product of the Discounted Percentage and Collections of such Principal Receivables as "Discount Option Receivable Collections" and shall treat such Discount Option Receivable Collections for all purposes hereunder as Collections of Finance Charge Receivables.

Section 2.09.   Additional Representations and Warranties of the Transferor. The Transferor hereby makes the following representations and warranties. Such representations and warranties shall survive until the termination of this Agreement. Such representations and warranties speak of the date that the Collateral (as defined below) is transferred to the Trustee but shall not be waived by any of the parties to this Agreement unless each Rating Agency shall have notified the Transferor, the Servicer and the Trustee in writing that such waiver will not result in a reduction or withdrawal of the rating of any outstanding Series or Class to which it is a Rating Agency.

(a)   This Agreement creates a valid and continuing security interest (as defined in the Delaware UCC) in favor of the Trustee in the Receivables described in Section 2.01 or in Section 3(a) of any Assignment (the "Collateral"), which security interest is prior to all other liens, and is enforceable as such as against creditors of and purchasers from the Transferor.

(b)   The Collateral constitutes "accounts" within the meaning of the Delaware UCC.

(c)   At the time of each transfer and assignment of Collateral to the Trustee pursuant to this Agreement or an Assignment, the Transferor owned and had good and marketable title to such Collateral free and clear of any lien, claim or encumbrance of any Person.

(d)   The Transferor has caused or will have caused, within ten days of the initial execution of this Agreement and each Assignment, the filing of all appropriate financing statements in the proper filing office in the appropriate jurisdictions under applicable law in

order to perfect the security interest in the related Collateral granted to the Trustee pursuant to this Agreement or such Assignment.

(e)   Other than the security interest granted to the Trustee pursuant to this Agreement or an Assignment, the Transferor has not pledged, assigned, sold, granted a security interest in, or otherwise conveyed the Collateral. The Transferor has not authorized the filing of and is not aware of any financing statements against the Transferor that include a description of the Collateral other than any financing statement relating to the security interest granted to the Trust pursuant to this Agreement or an Assignment or that has been terminated. The Transferor is not aware of any judgment or tax lien filings against the Transferor.

Section 2.10.   Dispute Resolution.

(a)   If any Receivable is subject to repurchase pursuant to subsection 2.04(d)(i), subsection 2.04(d)(ii), or subsection 2.04(e) of this Agreement, which repurchase is not resolved in accordance with the terms of this Agreement within 180 days after notice is delivered to the Transferor as specified in any such subsection, the party providing such notice (the "Requesting Party") will have the right to refer the matter, at its discretion, to either third-party mediation or arbitration pursuant to this Section 2.10 and the Transferor is hereby deemed to consent to the selected resolution method. At the end of the 180-day period described above, the Representing Party (as defined below) may provide notice informing the Requesting Party of the status of its request or, in the absence of any such notice, the Requesting Party may presume that its request remains unresolved. The Requesting Party will provide written notice of its intention to refer the matter to mediation or arbitration to the Transferor (in such capacity, the "Representing Party") within 30 calendar days following such 180th day. The Transferor agrees to participate in the resolution method selected by the Requesting Party.

(b)   If the Requesting Party selects mediation as the resolution method, the following provisions will apply:

(i)   The mediation will be administered by the American Arbitration Association (the "AAA") pursuant to its Commercial Arbitration Rules and Mediation Procedures in effect on the date of this Agreement (the "Rules").

(ii)   The mediator must be a Qualified Dispute Resolution Professional. Upon being supplied a list, by the AAA, of at least ten potential mediators that are each Qualified Dispute Resolution Professionals, each of the Requesting Party and the Representing Party will have the right to exercise two peremptory challenges within 14 days and to rank the remaining potential mediators in order of preference. The AAA will select the mediator from the remaining potential mediators on the list respecting the preference choices of the parties to the extent possible.

(iii)   Each of the Requesting Party and the Representing Party will use commercially reasonable efforts to begin the mediation within [__] Business Days of the selection of the mediator and to conclude the mediation within [__] days of the start of the mediation.

(iv)   The fees and expenses of the mediation will be allocated as mutually agreed by the Requesting Party and the Representing Party as part of the mediation.

(v)   A failure by the Requesting Party and the Representing Party to resolve a disputed matter through mediation shall not preclude either party from seeking a resolution of such matter through the initiation of a judicial proceeding in a court of competent jurisdiction, subject to subsection 2.10(d) below.

(c)   If the Requesting Party selects arbitration as the resolution method, the following provisions will apply:

(i)   The arbitration will be held in accordance with the United States Arbitration Act, notwithstanding any choice of law provision in this Agreement, and under the auspices of the AAA and in accordance with the Rules.

(ii)   If the repurchase request specified in subsection 2.10(a) involves the repurchase of an aggregate amount of Receivables of less than $[_____], a single arbitrator will be used. That arbitrator must be a Qualified Dispute Resolution Professional. Upon being supplied a list of at least ten potential arbitrators that are each Qualified Dispute Resolutions Professionals by the AAA, each of the Requesting Party and the Representing Party will have the right to exercise two peremptory challenges within [__] days and to rank the remaining potential arbitrators in order of preference. The AAA will select the arbitrator from the remaining potential arbitrators on the list respecting the preference choices of the parties to the extent possible.

(iii)   If the repurchase request specified in subsection 2.10(a) involves the repurchase of an aggregate amount of Receivables equal to or in excess of $[_____], a three-arbitrator panel will be used. The arbitral panel will consist of three Qualified Dispute Resolution Professionals, (A) one to be appointed by the Requesting Party within five Business Days of providing notice to the Representing Party of its selection of arbitration, (B) one to be appointed by the Representing Party within five Business Days of the Requesting Party's appointment of an arbitrator, and (C) the third, who will preside over the arbitral panel, to be chosen by the two party-appointed arbitrators within five Business Days of the Representing Party's appointment. If any party fails to appoint an arbitrator or the two party-appointed arbitrators fail to appoint the third within the relevant time periods, then the appointments will be made by the AAA pursuant to the Rules.

(iv)   Each arbitrator selected for any arbitration will abide by the Code of Ethics for Arbitrators in Commercial Disputes in effect as of the date of this Agreement. Prior to accepting an appointment, each arbitrator must promptly disclose any circumstances likely to create a reasonable inference of bias or conflict of interest or likely to preclude completion of the hearings within the prescribed time schedule.   Any arbitrator selected may be removed by the AAA for cause consisting of actual bias, conflict of interest or other serious potential for conflict.

(v)   The Requesting Party and the Representing Party each agree that it is their intention that after consulting with the parties, the arbitrator or arbitral panel, as applicable, will devise procedures and deadlines for the arbitration, to the extent not already agreed to by the parties, with the goal of expediting the proceeding and completing the arbitration within [__] days after appointment of the arbitrator or arbitral panel, as applicable. The arbitrator or the arbitral panel, as applicable, will have the authority to schedule, hear, and determine any and all motions, including dispositive and discovery motions, in accordance with Delaware law then in effect (including prehearing and post hearing motions), and will do so on the motion of any party to the arbitration. Notwithstanding any other discovery that may be available under the Rules, unless otherwise agreed by the parties, each party to the arbitration will be limited to the following discovery in the arbitration:

(A)   Consistent with the expedited nature of arbitration, the Requesting Party and the Representing Party will, upon the written request of the other party, promptly provide the other with copies of documents relevant to the issues raised by any claim or counterclaim on which the producing party may rely in support of or in opposition to the claim or defense.

(B)   At the request of a party, the arbitrator or arbitral panel, as applicable, shall have the discretion to order examination by deposition of witnesses to the extent the arbitrator or arbitral panel deems such additional discovery relevant and appropriate. Depositions shall be limited to a maximum of three (3) per party and shall be held within thirty (30) calendar days of the making of a request. Additional depositions may be scheduled only with the permission of the arbitrator or arbitral panel, and for good cause shown. Each deposition shall be limited to a maximum of three (3) hours' duration. All objections are reserved for the arbitration hearing except for objections based on privilege and proprietary or confidential information.

(C)   Any dispute regarding discovery, or the relevance or scope thereof, shall be determined by the arbitrator or arbitral panel, which determination shall be conclusive.

(D)   All discovery shall be completed within sixty (60) calendar days following the appointment of the arbitrator or the arbitral panel, as applicable; provided, that the arbitrator or the arbitral panel, as applicable, will have the ability to grant the parties, or either of them, additional discovery to the extent that the arbitrator or the arbitral panel, as applicable, determines good cause is shown that such additional discovery is reasonable and necessary.

(vi)   The Requesting Party and the Representing Party each agree that it is their intention that the arbitrator or the arbitral panel, as applicable, will resolve the dispute in accordance with the terms of this Agreement, and may not modify or change this Agreement in any way. The arbitrator or the arbitral panel, as applicable, will not have the power to award punitive damages or consequential damages in any arbitration

conducted. The Requesting Party and the Representing Party each agree that it is their intention that in its final determination, the arbitrator or the arbitral panel, as applicable, will determine and award the costs of the arbitration (including the fees of the arbitrator or the arbitral panel, as applicable, cost of any record or transcript of the arbitration, and administrative fees) and reasonable attorneys' fees to the parties as determined by the arbitrator or the arbitral panel, as applicable, in its reasonable discretion. The determination of the arbitrator or the arbitral panel, as applicable, must be consistent with the provisions of this Agreement, including Section 7.01 and Section 13.17, and will be in writing and counterpart copies will be promptly delivered to the parties. The determination of the arbitrator or the arbitral panel, as applicable, may be reconsidered once by the arbitrator or the arbitral panel, as applicable, upon the motion and at the expense of either party. Following that single reconsideration, the determination of the arbitrator or the arbitral panel, as applicable, will be final and non-appealable and may be entered in and may be enforced in, any court of competent jurisdiction.

(vii)   By selecting arbitration, the Requesting Party is giving up the right to sue in court, including the right to a trial by jury.

(viii)   No Person may bring a putative or certified class action to arbitration.

(d)   The following provisions will apply to both mediations and arbitrations:

(i)   Any mediation or arbitration will be held in Wilmington, Delaware.

(ii)   Notwithstanding this dispute resolution provision, the parties will have the right to seek provisional or ancillary relief from a competent court of law, including a temporary restraining order, preliminary injunction or attachment order, provided such relief would otherwise be available by law.

(iii)   The details and/or existence of any unfulfilled repurchase request specified in subsection 2.10(a) above, any informal meetings, mediations or arbitration proceedings, including all offers, promises, conduct and statements, whether oral or written, made in the course of the parties' attempt to informally resolve an unfulfilled repurchase request, and any discovery taken in connection with any arbitration, will be confidential, privileged and inadmissible for any purpose, including impeachment, in any mediation, arbitration or litigation, or other proceeding; provided, however, that any discovery taken in any arbitration will be admissible in that particular arbitration. Such information will be kept strictly confidential and will not be disclosed or discussed with any third party (excluding a party's attorneys, experts, accountants and other agents and representatives, as reasonably required in connection with the related resolution procedure), except as otherwise required by law, regulatory requirement or court order. If any party to a resolution procedure receives a subpoena or other request for information from a third party (other than a governmental regulatory body) for such confidential information, the recipient will promptly notify the other party to the

resolution procedure and will provide the other party with the opportunity to object to the production of its confidential information. Notwithstanding anything in this Section 2.10 to the contrary, any discovery taken in connection with any arbitration pursuant to subsection 2.10(c) above will be admissible in such arbitration.

[End of Article II]

ARTICLE III

ADMINISTRATION AND SERVICING
OF RECEIVABLES

Section 3.01. <u>Acceptance of Appointment and Other Matters Relating to the Servicer</u>.

(a) BANA agrees to act as the Servicer under this Agreement. The Investor Certificateholders of each Series by their acceptance of the related Certificates consent to BANA acting as Servicer.

(b) The Servicer shall service and administer the Receivables and shall collect payments due under the Receivables in accordance with its customary and usual servicing procedures for servicing credit card receivables comparable to the Receivables and in accordance with the Credit Card Guidelines and shall have full power and authority, acting alone or through any party properly designated by it hereunder, to do any and all things in connection with such servicing and administration which it may deem necessary or desirable. Without limiting the generality of the foregoing and subject to <u>Sections 4.02</u> and <u>10.01</u>, the Servicer is hereby authorized and empowered (i) to make withdrawals from the Collection Account as set forth in this Agreement, (ii) unless such power and authority is revoked by the Trustee on account of the occurrence of a Servicer Default pursuant to <u>Section 10.01</u>, to instruct the Trustee to make withdrawals and payments, from the Finance Charge Account, the Principal Account and any Series Account, in accordance with such instructions as set forth in this Agreement, (iii) unless such power and authority is revoked by the Trustee on account of the occurrence of a Servicer Default pursuant to <u>Section 10.01</u>, to instruct the Trustee in writing, as set forth in this Agreement, (iv) to execute and deliver, on behalf of the Trust for the benefit of the Certificateholders, any and all instruments of satisfaction or cancellation, or of partial or full release or discharge, and all other comparable instruments, with respect to the Receivables and, after the delinquency of any Receivable and to the extent permitted under and in compliance with applicable law and regulations, to commence enforcement proceedings with respect to such Receivables and (v) to make any filings, reports, notices, applications, registrations with, and to seek any consents or authorizations from the Securities and Exchange Commission and any state securities authority on behalf of the Trust as may be necessary or advisable to comply with any federal or state securities or reporting requirements. The Trustee agrees that it shall promptly follow the instructions of the Servicer to withdraw funds from the Principal Account, the Finance Charge Account or any Series Account and to take any action required under any Credit Enhancement at such time as required under this Agreement. The Trustee shall execute at the Servicer's written request such documents prepared by the Transferor and acceptable to the Trustee as may be necessary or appropriate to enable the Servicer to carry out its servicing and administrative duties hereunder.

(c) In the event that the Transferor is unable for any reason to transfer Receivables to the Trustee in accordance with the provisions of this Agreement (including,

without limitation, by reason of the application of the provisions of Section 9.02 or the order of any federal governmental agency having regulatory authority over the Transferor or any court of competent jurisdiction that the Transferor not transfer any additional Principal Receivables to the Trustee) then, in any such event, (A) the Servicer agrees to allocate, after such date, all Collections with respect to Principal Receivables, and all amounts which would have constituted Collections with respect to Principal Receivables but for the Transferor's inability to transfer such Receivables (but only from funds otherwise due to the Transferor under this Agreement and only up to an aggregate amount equal to the aggregate amount of Principal Receivables in the Trust as of such date) in accordance with subsection 2.05(d); (B) the Servicer agrees to apply such amounts as Collections in accordance with Article IV, and (C) for only so long as all Collections and all amounts which would have constituted Collections are allocated and applied in accordance with clauses (A) and (B) above, Principal Receivables and all amounts which would have constituted Principal Receivables but for the Transferor's inability to transfer Receivables to the Trustee that are written off as uncollectible in accordance with this Agreement shall continue to be allocated in accordance with Article IV and all amounts which would have constituted Principal Receivables but for the Transferor's inability to transfer Receivables to the Trustee shall be deemed to be Principal Receivables for the purpose of calculating the applicable Investor Percentage thereunder. If the Servicer is unable pursuant to any Requirements of Law to allocate payments on the Accounts as described above, the Servicer agrees that it shall in any such event allocate, after the occurrence of such event, payments on each Account with respect to the principal balance of such Account first to the oldest principal balance of such Account and to have such payments applied as Collections in accordance with Article IV. The parties hereto agree that Finance Charge Receivables, whenever created, accrued in respect of Principal Receivables which have been conveyed to the Trustee shall continue to be a part of the Trust notwithstanding any cessation of the transfer of additional Principal Receivables to the Trustee and Collections with respect thereto shall continue to be allocated and paid in accordance with Article IV.

(d)   In the event that pursuant to subsection 2.04(d), the Transferor accepts reassignment of an Ineligible Receivable as a result of a breach of the representations and warranties in subsection 2.04(b) relating to such Receivable, then, in any such event, the Servicer agrees to account for payments received with respect to such Ineligible Receivable separately from its accounting for Collections on Principal Receivables retained in the Trust. If payments received from or on behalf of an Obligor are not specifically applicable either to an Ineligible Receivable of such Obligor reassigned to the Transferor or to Receivables of such Obligor retained in the Trust, then the Servicer agrees to allocate payments proportionately based on the total amount of Principal Receivables of such Obligor retained in the Trust and the total amount owing by such Obligor on any Ineligible Receivables purchased by the Transferor, and the portion allocable to any Principal Receivables retained in the Trust shall be treated as Collections and deposited in accordance with the provisions of Article IV.

(e)   The Servicer shall not be obligated to use separate servicing procedures, offices, employees or accounts for servicing the Receivables from the procedures, offices, employees and accounts used by the Servicer in connection with servicing other credit card receivables.

(f)   The Servicer shall maintain fidelity bond coverage insuring against losses through wrongdoing of its officers and employees who are involved in the servicing of credit card receivables covering such actions and in such amounts as the Servicer believes to be reasonable from time to time.

(g)   To the extent this Agreement requires that certain actions were to be taken by the Servicer prior to the date hereof, the taking of such action by the Servicer at such time under the Pooling and Servicing Agreement, the Amended and Restated Pooling and Servicing Agreement, the Second Amended and Restated Pooling and Servicing Agreement, or the Third Amended and Restated Pooling and Servicing Agreement shall constitute satisfaction of such requirement.

Section 3.02.   Servicing Compensation. As full compensation for its servicing activities hereunder and as reimbursement for its expenses as set forth in the immediately following paragraph, the Servicer shall be entitled to receive a servicing fee (the "Servicing Fee") with respect to each Monthly Period prior to the termination of the Trust pursuant to Section 12.01, payable monthly on the related Transfer Date, in an amount equal to one-twelfth of the product of (a) the weighted average of the Series Servicing Fee Percentages with respect to each outstanding Series (based upon the Series Servicing Fee Percentage for each Series and the Adjusted Investor Interest (or such other amount as specified in the related Supplement) of such Series, in each case as of the last day of the prior Monthly Period) and (b) the average amount of Principal Receivables during the prior Monthly Period. The share of the Servicing Fee allocable to Investor Certificates (the "Investor Servicing Fee") of a particular Series with respect to any Monthly Period will each be determined in accordance with the relevant Supplement. The portion of the Servicing Fee with respect to any Monthly Period not so allocated to the Investor Certificates of a particular Series shall be paid by the Holder of the Transferor Certificate directly to the Servicer on the related Transfer Date, and in no event shall the Trust, the Trustee or the Investor Certificateholders of any Series be liable for the share of the Servicing Fee with respect to any Monthly Period to be paid by the Holder of the Transferor Certificates (the "Transferor Servicing Fee").

The Servicer's expenses include the amounts due to the Trustee pursuant to Section 11.05 and the reasonable fees and disbursements of the Servicer's independent public accountants and all other expenses incurred by the Servicer in connection with its activities hereunder; provided, that the Servicer shall not be liable for any liabilities, costs or expenses of the Trust, the Investor Certificateholders or the Certificate Owners arising under any tax law, including without limitation any federal, state or local income or franchise taxes or any other tax imposed on or measured by income (or any interest or penalties with respect thereto or arising from a failure to comply therewith). The Servicer shall be required to pay such expenses for its own account and shall not be entitled to any payment therefor other than the Servicing Fee.

Section 3.03.   Representations and Warranties of the Servicer. The Servicer hereby makes as of the date hereof, and any Successor Servicer by its appointment hereunder shall make (with appropriate modifications to subsection 3.03(a) to reflect the Successor Servicer's organization) the following representations and warranties, on which the Trustee has relied in accepting the Receivables in trust:

(a) Organization and Good Standing. The Servicer is a national banking association duly organized, validly existing and in good standing under the laws of the United States and has full corporate power, authority and legal right to own its properties and conduct its credit card business as such properties are presently owned and as such business is presently conducted, and to execute, deliver and perform its obligations under this Agreement.

(b) Due Qualification. The Servicer is not required to qualify nor register as a foreign corporation in any state in order to service the Receivables as required by this Agreement and has obtained all licenses and approvals necessary in order to so service the Receivables as required under federal and Delaware law. If the Servicer shall be required by any Requirements of Law to so qualify or register or obtain such license or approval, then it shall do so.

(c) Due Authorization. The execution, delivery, and performance by the Servicer of this Agreement have been duly authorized by the Servicer by all necessary corporate action on the part of the Servicer and this Agreement will remain, from the time of its execution, an official record of the Servicer.

(d) Binding Obligation. This Agreement constitutes a legal, valid and binding obligation of the Servicer, enforceable against the Servicer in accordance with its terms, except as enforceability may be limited by applicable Debtor Relief Laws or general principles of equity.

(e) No Violation. The execution and delivery of this Agreement by the Servicer, and the performance by the Servicer of the transactions contemplated by this Agreement and the fulfillment by the Servicer of the terms hereof applicable to the Servicer, will not conflict with, violate, result in any breach of any of the material terms and provisions of, or constitute (with or without notice or lapse of time or both) a default under, any Requirements of Law applicable to the Servicer or any indenture, contract, agreement, mortgage, deed of trust or other instrument to which the Servicer is a party or by which it is bound.

(f) No Proceedings. There are no proceedings or investigations pending or, to the best knowledge of the Servicer, threatened against the Servicer before any court, regulatory body, administrative agency or other tribunal or governmental instrumentality seeking to prevent the issuance of the Certificates or the consummation of any of the transactions contemplated by this Agreement, seeking any determination or ruling that, in the reasonable judgment of the Servicer, would materially and adversely affect the performance by the Servicer of its obligations under this Agreement, or seeking any determination or ruling that would materially and adversely affect the validity or enforceability of this Agreement.

(g) Compliance with Requirements of Law. The Servicer shall duly satisfy all obligations on its part to be fulfilled under or in connection with each Receivable and the related Account, will maintain in effect all qualifications required under Requirements of Law in order to service properly each Receivable and will comply in all material respects with all other Requirements of Law in connection with servicing each Receivable the failure to comply with which would have a material adverse effect on the Certificateholders or any Credit Enhancement Provider.

Section 3.04.   Reports and Records for the Trustee.

(a)   Daily Reports. On each Business Day, the Servicer, with prior notice, shall prepare and make available at the office of the Servicer for inspection by the Transferor or the Trustee a record setting forth (i) the aggregate amount of Collections processed by the Servicer on the preceding Business Day and (ii) the aggregate amount of Receivables as of the close of business on the preceding Business Day.

(b)   Monthly Servicer's Certificate. Unless otherwise stated in the related Supplement with respect to any Series, on each Determination Date the Servicer shall forward, as provided in Section 13.05, to the Trustee, the Transferor, the Paying Agent, any Credit Enhancement Provider and each Rating Agency, a certificate of a Servicing Officer substantially in the form of Exhibit C (which includes the Schedule thereto specified as such in each Supplement) setting forth (i) the aggregate amount of Collections processed during the preceding Monthly Period, (ii) the aggregate amount of the applicable Investor Percentage of Collections of Principal Receivables processed by the Servicer pursuant to Article IV during the preceding Monthly Period with respect to each Series then outstanding, (iii) the aggregate amount of the applicable Investor Percentage of Collections of Finance Charge Receivables processed by the Servicer pursuant to Article IV during the preceding Monthly Period with respect to each Series then outstanding, (iv) the aggregate amount of Receivables processed as of the end of the last day of the preceding Monthly Period, (v) the balance on deposit in the Finance Charge Account, the Principal Account or any Series Account applicable to any Series then outstanding on such Determination Date with respect to Collections processed by the Servicer during the preceding Monthly Period, (vi) the aggregate amount, if any, of withdrawals, drawings or payments under any Credit Enhancement, if any, for each Series then outstanding required to be made with respect to the previous Monthly Period in the manner provided in the related Supplement, (vii) the sum of all amounts payable to the Investor Certificateholders of each Series (or for a Series of more than one Class, each such Class) on the succeeding Distribution Date in respect of Certificate Principal and Certificate Interest with respect to such preceding Monthly Period and (viii) such other matters as are set forth in Exhibit C.

Section 3.05.   Annual Servicer's Certificate. On or before the 90th day following the end of each fiscal year of the Trust (or, if such 90th day is not a Business Day, the next succeeding Business Day), commencing with the fiscal year ending [December 31, 2015], the Servicer will deliver, as provided in Section 13.05, to the Trustee, the Transferor, any Credit Enhancement Provider and the Rating Agency, the statement of compliance required under Item 1123 of Regulation AB with respect to such fiscal year (or, with respect to the statement delivered in 2016, for the period from and including July 1, 2015 through and including December 31, 2015), which statement will be in the form of an Officer's Certificate of the Servicer to the effect that (a) a review of the activities of the Servicer during such fiscal year and of its performance under this Agreement, together with any other agreements specified in any Supplement for a Series, was made under the supervision of the officer signing such certificate and (b) to the best of such officer's knowledge, based on such review, the Servicer has fulfilled all of its obligations under this Agreement and any other agreements specified in any Supplement for a Series throughout such fiscal year or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the

nature and status thereof. A copy of such certificate may be obtained by any Investor Certificateholder by a request in writing to the Trustee addressed to the Corporate Trust Office.

Section 3.06.   Annual Independent Accountants' Servicing Report.
(a) Except as specified in any Supplement for a related Series, and for so long as any Series of Certificates other than Series 2001-D is outstanding, on or before the 90th day following the end of each fiscal year of the Trust (or, if such 90th day is not a Business Day, the next succeeding Business Day), the Servicer, on behalf of the Trust, shall cause a firm of nationally recognized independent certified public accountants (who may also render other services to the Servicer or the Transferor) to furnish, as provided in Section 13.05, a report, based upon established criteria that meets the standards applicable to accountants' reports intended for general distribution, to the Trustee, the Transferor, any Credit Enhancement Provider and each Rating Agency, attesting to the fairness of the assertion of the Servicer's management that its internal controls over the functions performed as Servicer of the Trust are effective, in all material respects, in providing reasonable assurance that Trust assets in the possession of or under the control of the Servicer are safeguarded against loss from unauthorized use or disposition, on the date of such report, and a report attesting to the fairness of the assertion of the Servicer's management that such servicing was conducted in conformity with the sections of this Agreement during such fiscal year (or, with respect to the report delivered in 2016, for the period from and including July 1, 2015 through and including December 31, 2015), except for such exceptions or errors as such firm shall believe to be immaterial and such other exceptions as shall be set forth in such report. Unless otherwise provided with respect to any Series in the related Supplement, a copy of such report may be obtained by any Investor Certificateholder by a request in writing to the Trustee addressed to the Corporate Trust Office.

(b)   Except as specified in any Supplement for a related Series, and for so long as any Series of Certificates other than Series 2001-D is outstanding, on or before the 90th day following the end of each fiscal year of the Trust (or, if such 90th day is not a Business Day, the next succeeding Business Day), the Servicer shall cause a firm of nationally recognized independent certified public accountants (who may also render other services to the Servicer or the Transferor) to furnish as provided in Section 13.05 a report, prepared in accordance with the standards established by the American Institute of Certified Public Accountants, to the Trustee, the Transferor and each Rating Agency, to the effect that they have compared the mathematical calculations of certain amounts set forth in the monthly certificates forwarded by the Servicer pursuant to subsection 3.04(b) during such fiscal year (or, with respect to the report delivered in 2016, for the period from and including July 1, 2015 through and including December 31, 2015) with the Servicer's computer reports which were the source of such amounts and that, on the basis of such comparison, such firm is of the opinion that such amounts are in agreement, except for such exceptions as shall be set forth in such report. A copy of such report may be obtained from the Trustee by any Investor Certificateholder by a request in writing to the Trustee addressed to the Corporate Trust Office.

Section 3.07.   Tax Treatment. The Transferor has structured this Agreement, the Investor Certificates and any Collateral Interest with the intention that the Investor Certificates and any Collateral Interest will qualify under applicable federal, state, local and foreign tax law as indebtedness of the Transferor secured by the Receivables. The

Transferor, the Servicer, the Holder of the Transferor Certificate, each Investor Certificateholder, each Certificate Owner, and each owner of any Collateral Interest or interest therein agree to treat and to take no action inconsistent with the treatment of the Investor Certificates and any Collateral Interest (or beneficial interest therein) as such indebtedness for purposes of federal, state, local and foreign income or franchise taxes and any other tax imposed on or measured by income. Each Investor Certificateholder and the Holder of the Transferor Certificate, by acquisition of its interest in the Transferor Interest; each Certificate Owner, by acquisition of a beneficial interest in a Certificate; and any owner of any Collateral Interest or interest therein, by acquisition of such interest therein, agrees to be bound by the provisions of this Section 3.07. Each Certificateholder agrees that it will cause any Certificate Owner acquiring an interest in a Certificate through it, and each owner of any Collateral Interest or any interest therein agrees that it will cause any Person acquiring any such interest, to comply with this Agreement as to treatment as indebtedness under applicable tax law, as described in this Section 3.07. Notwithstanding this Section 3.07, if the treatment of any Collateral Interest or interest therein as indebtedness is challenged by any governmental authority, the Holder of the Transferor Certificate and any owner of such interest do not intend to be foreclosed from adopting as a secondary tax position that such interest constitutes equity in a partnership.

Section 3.08.   Reports to the Commission.

(a)   The Servicer and the Transferor shall, on behalf of the Trust and at the expense of the Transferor, cause to be filed with the Commission any periodic reports required to be filed under the provisions of the Exchange Act and the rules and regulations of the Commission thereunder.

(b)   With respect to any Monthly Period in which the Servicer or the Transferor receives a request from any Certificate Owner to communicate with another Certificate Owner, the Servicer or the Transferor, as applicable, shall include the following information in the related distribution report on Form 10-D:

(i)   the name of the Certificate Owner making such request;

(ii)   the date the Servicer or the Transferor, as applicable, received such request;

(iii)   a statement to the effect that the Servicer or the Transferor, as applicable, has received a request from such Certificate Owner stating that it is interested in communicating with other such Certificate Owners with regard to the possible exercise of rights under this Agreement and the other transaction documents; and

(iv)   a description of the method other such Certificate Owners may use to contact the requesting Certificate Owner;

provided, however, that prior to disclosing the information listed above on Form 10-D, the Servicer or the Transferor, as applicable, shall be entitled to verify the identity of such requesting Certificate Owner by requiring it to provide written certification that it is such a Certificate

Owner and one other form of documentation, such as a trade confirmation, an account statement, a letter from such Certificate Owner's broker or dealer, or another similar document.

[End of Article III]

ARTICLE IV

RIGHTS OF CERTIFICATEHOLDERS AND ALLOCATION
AND APPLICATION OF COLLECTIONS

Section 4.01. Rights of Certificateholders. Each Series of Investor Certificates shall represent Undivided Interests in the Trust, including the benefits of any Credit Enhancement issued with respect to such Series and the right to receive the Collections and other amounts at the times and in the amounts specified in this Article IV to be deposited in the Investor Accounts and any other Series Account (if so specified in the related Supplement) or to be paid to the Investor Certificateholders of such Series; provided, however, that the aggregate interest represented by such Certificates at any time in the Principal Receivables shall not exceed an amount equal to the Investor Interest at such time. The interest represented by any Certificate shall constitute personal property, and no Certificateholder shall have an interest in specific property of the Trust. No creditor of any Certificateholder shall have any right to obtain possession of, or otherwise exercise legal or equitable remedies with respect to, the property of the Trust, provided, however, that this sentence shall not limit any rights expressly provided to the Certificateholders pursuant to this Agreement or any Supplement thereto or to the holders of Notes (as defined in the Series 2001-D Supplement hereto) pursuant to the Indenture (as defined in the Series 2001-D Supplement hereto). None of the Transferor, the Servicer, or any Certificateholder shall have any liability for the expenses or liabilities of the Trust except as specifically set forth in this Agreement. The Transferor Certificate or, as the case may be, the uncertificated interest in the Transferor Interest shall represent the remaining undivided interest in the Trust not allocated to the Investor Certificates and the other interests issued by the Trust, including the right to receive the Collections and other amounts at the times and in the amounts specified in this Article IV to be paid to the Holder of the Transferor Certificate; provided, however, that if the Transferor elects to have its interest in the Transferor Interest be uncertificated as provided in Section 6.01 hereof, then such uncertificated interest shall represent the Transferor Interest; provided further, that the aggregate interest represented by such Transferor Certificate in the Principal Receivables or, as the case may be, the aggregate uncertificated interest of the Transferor in the Principal Receivables, shall not exceed the Transferor Interest at any time and such Transferor Certificate or, as the case may be, such uncertificated interest shall not represent any interest in the Investor Accounts, except as provided in this Agreement, or the benefits of any Credit Enhancement issued with respect to any Series.

Section 4.02. Establishment of Accounts.

(a)   The Collection Account. The Servicer, for the benefit of the Certificateholders, shall establish and maintain in the name of the Trustee, on behalf of the Trust, a non-interest bearing segregated account (the "Collection Account") bearing a designation clearly indicating that the funds deposited therein are held in trust for the benefit of the Certificateholders, or shall cause such Collection Account to be established and maintained, with an office or branch located in the states of Delaware or New York of (i) the Servicer, or (ii) a

Qualified Institution; provided, however, that upon the insolvency of the Servicer, the Collection Account shall not be permitted to be maintained with the Servicer. Pursuant to authority granted to it pursuant to subsection 3.01(b), the Servicer shall have the revocable power to withdraw funds from the Collection Account for the purposes of carrying out its duties hereunder.

(b)   The Finance Charge and Principal Accounts. The Trustee, for the benefit of the Investor Certificateholders, shall establish and maintain in the State of New York with the Trustee, or cause to be established and maintained in the State of New York with a Qualified Institution (other than BANA or the Transferor) that is acting as a securities intermediary, in the name of the Trustee two segregated trust accounts (the "Finance Charge Account" and the "Principal Account," respectively), bearing a designation clearly indicating that the funds and other property credited thereto are held for the benefit of the Investor Certificateholders. The Trustee shall possess all right, title and interest in all funds and other property credited from time to time to the Finance Charge Account and the Principal Account and in all proceeds thereof. The Finance Charge Account and the Principal Account shall be under the control of the Trustee for the benefit of the Investor Certificateholders as described in subsection 4.02(e). If, at any time, the institution holding the Principal Account or the Finance Charge Account ceases to be a Qualified Institution, the Trustee shall notify the Rating Agency and within 10 Business Days establish a new Principal Account or Finance Charge Account, as the case may be, meeting the conditions specified above with a Qualified Institution, and shall transfer any funds or other property to such new Principal Account or Finance Charge Account, as the case may be. From the date such new Principal Account or Finance Charge Account, as the case may be, is established, it shall be the "Principal Account" or "Finance Charge Account." Pursuant to authority granted to it hereunder and subject to subsection 4.02(e), the Servicer shall have the revocable power to instruct the Trustee to withdraw funds from the Finance Charge Account and Principal Account for the purpose of carrying out the Servicer's duties hereunder. The Trustee at all times shall maintain accurate records reflecting each transaction in the Principal Account and the Finance Charge Account and that funds and other property credited shall at all times be held in trust for the benefit of the Investor Certificateholders.

(c)   The Distribution Account. The Trustee, for the benefit of the Investor Certificateholders, shall cause to be established and maintained in the name of the Trustee, with an office or branch of a Qualified Institution (other than BANA or the Transferor), a non-interest bearing segregated trust account (the "Distribution Account") bearing a designation clearly indicating that the funds deposited therein are held in trust for the benefit of the Investor Certificateholders. The Trustee shall possess all right, title and interest in all funds on deposit from time to time in the Distribution Account and in all proceeds thereof. The Distribution Account shall be under the exclusive control of the Trustee for the benefit of the Investor Certificateholders.

(d)   Series Accounts. If so provided in the related Supplement, the Trustee, for the benefit of the Investor Certificateholders, shall cause to be established and maintained in the name of the Trust, one or more Series Accounts. Each such Series Account shall bear a designation clearly indicating that the funds deposited therein are held for the benefit of the Investor Certificateholders of such Series. Each such Series Account will be a trust account, if

so provided in the related Supplement and will have the other features and be applied as set forth in the related Supplement.

(e)   Administration of the Finance Charge and Principal Accounts. Funds credited to the Principal Account and the Finance Charge Account shall at all times be invested in Permitted Investments. Any such investment shall mature and such funds shall be available for withdrawal on or prior to the Transfer Date related to the Monthly Period in which such funds were processed for collection, or if so specified in the related Supplement, immediately preceding a Distribution Date. The Trustee shall:

(i)   credit each Permitted Investment that is a security entitlement to the Principal Account or the Finance Charge Account, as applicable, under a control agreement that (A) is executed by the Trustee, the Transferor, and the securities intermediary maintaining the Principal Account or the Finance Charge Account, as applicable, and (B) provides that (I) the Principal Account or the Finance Charge Account, as applicable, is an account to which financial assets may be credited, (II) the Trustee is entitled to exercise the rights that comprise all financial assets credited to the Principal Account or the Finance Charge Account, as applicable, (III) each item of property credited to the Principal Account or the Finance Charge Account, as applicable, will be treated as a financial asset, (IV) the securities intermediary must comply with entitlement orders originated by the Trustee without further consent by the Transferor, the Servicer, or any other Person, (V) the securities intermediary's jurisdiction of the securities intermediary is the State of New York for purposes of the Uniform Commercial Code enacted in any jurisdiction, and (VI) the Principal Account or the Finance Charge Account, as applicable, is not subject to any security interest, lien, encumbrance, or right of setoff in favor of the securities intermediary or any other Person claiming through the securities intermediary, other than the Trustee;

(ii)   maintain exclusive control or possession of each other Permitted Investment not described in clause (i) above (other than such as are described in clause (c) of the definition thereof); and

(iii)   cause each Permitted Investment described in clause (c) of the definition thereof to be registered in the name of the Trustee by the issuer thereof;

provided, that no Permitted Investment shall be disposed of prior to its maturity date. Terms used in this subsection 4.02(e) that are defined in the New York UCC and not otherwise defined herein shall have the meaning set forth in the New York UCC.

At the end of each month, all interest and earnings (net of losses and investment expenses) on funds credited to in the Principal Account and the Finance Charge Account shall be released by the Trustee to the Transferor. Subject to the restrictions set forth above, the Servicer, or a Person designated in writing by the Servicer, of which the Trustee shall have received written notification thereof, shall have the authority to instruct the Trustee with respect to the investment of funds credited to in the Principal Account and the Finance Charge Account. For purposes of determining the availability of funds or the balances in the Finance Charge Account

and the Principal Account for any reason under this Agreement, all investment earnings on such funds shall be deemed not to be available.

Section 4.03.   Collections and Allocations.

(a)   Collections. Except as provided below, the Servicer shall deposit all Collections in the Collection Account as promptly as possible after the Date of Processing of such Collections, but in no event later than the second Business Day following such Date of Processing. In the event of the insolvency of the Servicer, then, immediately upon the occurrence of such event and thereafter, the Servicer shall deposit all Collections into the Collection Account which shall be established and maintained with a Qualified Institution other than the Servicer in accordance with subsection 4.02(a), and in no such event shall the Servicer deposit any Collections thereafter into any account established, held or maintained with the Servicer.

The Servicer shall allocate such amounts to each Series of Investor Certificates and to the Holder of the Transferor Certificate in accordance with this Article IV and shall withdraw the required amounts from the Collection Account or pay such amounts to the Holder of the Transferor Certificate in accordance with this Article IV, in both cases as modified by any Supplement. The Servicer shall make such deposits or payments on the date indicated therein by wire transfer or as otherwise provided in the Supplement for any Series of Certificates with respect to such Series.

Notwithstanding anything in this Agreement to the contrary, for so long as, and only so long as, BANA shall remain the Servicer hereunder, and (a)(i) the Servicer provides to the Trustee and the Transferor a letter of credit covering risk collection of the Servicer, and (ii) the Transferor shall not have received a notice from any Rating Agency that such a letter of credit would result in the lowering of such Rating Agency's then-existing rating of the Investor Certificates, or (b) the Servicer shall have and maintain a certificate of deposit or short-term deposit rating of P-1 by Moody's, of A-1 by Standard & Poor's, and of F1 by Fitch, the Servicer need not deposit Collections from the Collection Account into the Principal Account, the Finance Charge Account or any Series Account, as provided in any Supplement, or make payments to the Holder of the Transferor Certificate, prior to the close of business on the day any Collections are deposited in the Collection Account as provided in Article IV, but may make such deposits, payments and withdrawals on each Transfer Date in an amount equal to the net amount of such deposits, payments and withdrawals which would have been made but for the provisions of this paragraph. If at any time the Servicer shall qualify to make deposits on the Transfer Date as provided in this paragraph (or shall cease to be so qualified) the Servicer shall deliver an Officer's Certificate of the Servicer to the Transferor and the Trustee stating that the criteria set forth in (a)(i) and (ii) and (b) of this paragraph have been satisfied (or have ceased to be satisfied). The Trustee may rely on such Officer's Certificate without investigation or inquiry.

Notwithstanding anything else in this Agreement to the contrary, with respect to any Monthly Period, whether the Servicer is required to make monthly or daily deposits from the Collection Account into the Finance Charge Account, the Principal Account or any Series Account, as provided in any Supplement, (i) the Servicer will only be required to deposit

Collections from the Collection Account into the Finance Charge Account, the Principal Account or any Series Account up to the required amount to be deposited into any such account or, without duplication, distributed on or prior to the related Distribution Date to Investor Certificateholders or to any Credit Enhancement Provider pursuant to the terms of any Supplement or agreement relating to such Credit Enhancement and any excess shall be paid as collected to the Holder of the Transferor Interest and (ii) if at any time prior to such Distribution Date the amount of Collections deposited in the Collection Account exceeds the amount required to be deposited pursuant to clause (i) above, the Servicer shall withdraw the excess from the Collection Account and (A) immediately pay it to the Holder of the Transferor Interest or (B), if permitted pursuant to the prior paragraph, pay it to the Holder of the Transferor Interest on the related Transfer Date.

(b)   Allocations to the Holder of the Transferor Interest. Throughout the existence of the Trust, unless otherwise stated in any Supplement, the Servicer shall allocate to the Holder of the Transferor Interest an amount equal to the product of (A) the Transferor Percentage and (B) the aggregate amount of such Collections allocated to Principal Receivables and Finance Charge Receivables, respectively, in respect of each Monthly Period; provided, however, that amounts payable to the Holder of the Transferor Interest with respect to Collections allocated to Principal Receivables pursuant to this subsection 4.03(b) shall be deposited in the Principal Account to the extent that the Transferor Interest is less than the Minimum Transferor Interest. Notwithstanding anything in this Agreement to the contrary, unless otherwise stated in any Supplement, the Servicer need not deposit this amount or any other amounts so allocated to the Holder of the Transferor Interest pursuant to any Supplement into the Collection Account and shall pay such amounts as collected to the Holder of the Transferor Interest, subject to the rights of the Servicer set forth in the third paragraph of subsection 4.03(a) to retain such funds until the related Transfer Date.

Notwithstanding any provisions of Article IV to the contrary, including the continuation of Article IV in any Series Supplement, any Collections in respect of Principal Receivables allocated to the Holder of the Transferor Interest shall be (i) paid to the Holder of the Transferor Interest if, and only to the extent that, the Transferor Interest is equal to or greater than the Minimum Transferor Interest and the payment of such amount to the Holder of the Transferor Interest would not cause the Transferor Interest to be less than the Minimum Transferor Interest, or (ii) held in the Principal Account and treated and applied as Unallocated Principal Collections (as such term is defined in the related Series Supplement). On any Business Day following a Business Day on which amounts were held in the Principal Account pursuant to clause (ii) above, any amounts held in the Principal Account pursuant to clause (ii) above shall be paid to the Holder of the Transferor Interest when, and only to the extent that, the Transferor Interest is greater than the Minimum Transferor Interest.

(c)   Adjustments for Miscellaneous Credits and Fraudulent Charges.

(i)   The Servicer shall be obligated to reduce on a net basis each Monthly Period the aggregate amount of Principal Receivables used to calculate the Transferor Interest as provided in this subsection 4.03(c) (a "Credit Adjustment") with respect to any Principal Receivable (A) which is reduced by the Servicer by any rebate, refund,

charge-back or adjustment (other than by reason of Servicer errors) or (B) which was created as a result of a fraudulent or counterfeit charge.

In the event that the inclusion of the amount of a Credit Adjustment in the calculation of the Transferor Interest would cause the Transferor Interest to be an amount less than zero, the Transferor shall make a deposit, no later than the Business Day following the Date of Processing of such Credit Adjustment, in the Principal Account (for allocation as Collections of Principal Receivables pursuant to Article IV) in immediately available funds in an amount equal to the amount by which such Credit Adjustment exceeds the Transferor Interest on such Date of Processing.

(ii)   If (A) the Servicer makes a deposit into the Collection Account in respect of a Collection of a Receivable and such Collection was received by the Servicer in the form of a check which is not honored for any reason or (B) the Servicer makes a mistake with respect to the amount of any Collection and deposits an amount that is less than or more than the actual amount of such Collection, the Servicer shall appropriately adjust the amount subsequently deposited into the Collection Account to reflect such dishonored check or mistake. Any Receivable in respect of which a dishonored check is received shall be deemed not to have been paid. Notwithstanding the first two sentences of this paragraph, adjustments made pursuant to this subsection 4.03(c) shall not require any change in any report previously delivered pursuant to subsection 3.04(a).

(d)   Transfer of Defaulted Accounts. Unless otherwise provided in any Supplement, on the date on which an Account becomes a Defaulted Account, the Trustee shall automatically and without further action or consideration be deemed to transfer, set over, and otherwise convey to the Transferor, without recourse, representation or warranty, all the right, title and interest of the Trustee in and to all Receivables in such Defaulted Account, all monies due or to become due with respect to such Receivables, all proceeds of such Receivables and all Interchange and Insurance Proceeds relating to such Receivables and the proceeds thereof; provided, however, that the Trustee will retain, and not be deemed to have reconveyed to the Transferor, all right, title, and interest in, to, and under all Recoveries allocable to those Receivables, and those Recoveries will be applied as provided in this Agreement.

[THE REMAINDER OF ARTICLE IV IS RESERVED AND
SHALL BE SPECIFIED IN ANY SUPPLEMENT WITH
RESPECT TO ANY SERIES]

[End of Article IV]

ARTICLE V

[ARTICLE V IS RESERVED AND SHALL
BE SPECIFIED IN ANY SUPPLEMENT
WITH RESPECT TO ANY SERIES]

[End of Article V]

ARTICLE VI

THE CERTIFICATES

Section 6.01. The Certificates. Subject to Sections 6.10 and 6.13, the Investor Certificates of each Series and any Class thereof may be issued in bearer form (the "Bearer Certificates") with attached interest coupons and a special coupon (collectively, the "Coupons") or in fully registered form (the "Registered Certificates"), and shall be substantially in the form of the exhibits with respect thereto attached to the related Supplement. The Transferor may elect at any time, by written notice to the Trustee, to have its interest in the Transferor Interest be (i) an uncertificated interest or evidenced by a Transferor Certificate. If the Transferor elects to have its interest in the Transferor Interest be uncertificated, it shall deliver to the Trustee for cancellation any Transferor Certificate previously issued. If the Transferor elects to have its interest in the Transferor Interest be evidenced by a Transferor Certificate, the Transferor Certificate shall be issued pursuant hereto or to Section 6.09 or Section 6.10, substantially in the form of Exhibit A and shall upon issue be executed and delivered by the Transferor to the Trustee for authentication and redelivery as provided in Sections 2.01 and 6.02. The Investor Certificates shall, upon issue pursuant hereto or to Section 6.09 or Section 6.10, be executed and delivered by the Transferor to the Trustee for authentication and redelivery as provided in Sections 2.01 and 6.02. Any Investor Certificate shall be issuable in a minimum denomination of $1,000 Undivided Interest and integral multiples thereof, unless otherwise specified in any Supplement. The Transferor Certificate shall also be issued as a single certificate. Each Certificate shall be executed by manual or facsimile signature on behalf of the Transferor by its President or any Vice President. Certificates bearing the manual or facsimile signature of the individual who was, at the time when such signature was affixed, authorized to sign on behalf of the Transferor or the Trustee shall not be rendered invalid, notwithstanding that such individual has ceased to be so authorized prior to the authentication and delivery of such Certificates or does not hold such office at the date of such Certificates. Unless otherwise provided in the related Supplement, no Certificate shall be entitled to any benefit under this Agreement, or be valid for any purpose, unless there appears on such Certificate a certificate of authentication substantially in the form provided for herein, executed by or on behalf of the Trustee by the manual signature of a duly authorized signatory, and such certificate upon any Certificate shall be conclusive evidence, and the only evidence, that such Certificate has been duly authenticated and delivered hereunder. All Certificates shall be dated the date of their authentication except Bearer Certificates which shall be dated the applicable Issuance Date as provided in the related Supplement.

Section 6.02. Authentication of Certificates. Upon the receipt of payment by the Transferor of the purchase price for a Series or Class of Investor Certificates and the issuance of such Investor Certificates, such Investor Certificates shall be fully paid and non-assessable. Upon a New Issuance as provided in Section 6.09 and the satisfaction of certain other conditions specified therein, the Trustee shall authenticate and deliver the Investor Certificates of additional Series (with the designation provided in the related Supplement), upon the order of the Transferor, to the Persons designated in such Supplement. Upon the order of the Transferor, the Certificates of any Series shall be duly authenticated by or on behalf of the

Trustee, in authorized denominations. If specified in the related Supplement for any Series, the Trustee shall authenticate and deliver outside the United States the Global Certificate that is issued upon original issuance thereof, upon the written order of the Transferor, to the Depository against payment of the purchase price therefor. If specified in the related Supplement for any Series, the Trustee shall authenticate Book-Entry Certificates that are issued upon original issuance thereof, upon the written order of the Transferor, to a Clearing Agency or its nominee as provided in Section 6.10 against payment of the purchase price thereof.

Section 6.03. Registration of Transfer and Exchange of Certificates.

(a) The Trustee shall cause to be kept at the office or agency to be maintained by a transfer agent and registrar (the "Transfer Agent and Registrar"), in accordance with the provisions of Section 11.16, a register (the "Certificate Register") in which, subject to such reasonable regulations as it may prescribe, the Transfer Agent and Registrar shall provide for the registration of the Investor Certificates of each Series (unless otherwise provided in the related Supplement) and of transfers and exchanges of the Investor Certificates as herein provided. The Trustee is hereby initially appointed Transfer Agent and Registrar for the purposes of registering the Investor Certificates and transfers and exchanges of the Investor Certificates as herein provided. If any form of Investor Certificate is issued as a Global Certificate, the Trustee may, or if and so long as any Series of Investor Certificates are listed on the Luxembourg Stock Exchange and such exchange shall so require, the Trustee shall appoint a co-transfer agent and co-registrar in Luxembourg or another European city. Any reference in this Agreement to the Transfer Agent and Registrar shall include any co-transfer agent and co-registrar unless the context otherwise requires. The Trustee shall be permitted to resign as Transfer Agent and Registrar upon 30 days' written notice to the Servicer and the Transferor. In the event that the Trustee shall no longer be the Transfer Agent and Registrar, the Trustee shall appoint a successor Transfer Agent and Registrar.

Upon surrender for registration of transfer of any Certificate at any office or agency of the Transfer Agent and Registrar, the Transferor shall execute, subject to the provisions of subsection 6.03(c), and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Certificates in authorized denominations of like aggregate Undivided Interests; provided, that the provisions of this paragraph shall not apply to Bearer Certificates.

At the option of an Investor Certificateholder, Investor Certificates may be exchanged for other Investor Certificates of the same Series in authorized denominations of like aggregate Undivided Interests, upon surrender of the Investor Certificates to be exchanged at any office or agency of the Transferor Agent and Registrar. At the option of any Holder of Registered Certificates, Registered Certificates may be exchanged for other Registered Certificates of the same Series in authorized denominations of like aggregate Undivided Interests in the Trust, upon surrender of the Registered Certificates to be exchanged at any office or agency of the Transfer Agent and Registrar maintained for such purpose. At the option of a Bearer Certificateholder, subject to applicable laws and regulations (including without limitation, the Bearer Rules), Bearer Certificates may be exchanged for other Bearer Certificates or Registered Certificates of the same Series in authorized denominations of like aggregate

Undivided Interests in the Trust, in the manner specified in the Supplement for such Series, upon surrender of the Bearer Certificates to be exchanged at an office or agency of the Transfer Agent and Registrar located outside the United States. Each Bearer Certificate surrendered pursuant to this Section 6.03 shall have attached thereto (or be accompanied by) all unmatured Coupons, provided that any Bearer Certificate so surrendered after the close of business on the Record Date preceding the relevant Distribution Date after the related Series Termination Date need not have attached the Coupons relating to such Distribution Date.

Whenever any Investor Certificates of any Series are so surrendered for exchange, the Transferor shall execute, and the Trustee shall authenticate and (unless the Transfer Agent and Registrar is different than the Trustee, in which case the Transfer Agent and Registrar shall) deliver, the Investor Certificates of such Series which the Certificateholder making the exchange is entitled to receive. Every Investor Certificate presented or surrendered for registration of transfer or exchange shall be accompanied by a written instrument of transfer in a form satisfactory to the Trustee and the Transfer Agent and Registrar duly executed by the Certificateholder thereof or its attorney-in-fact duly authorized in writing.

The preceding provisions of this Section 6.03 notwithstanding, the Trustee or the Transfer Agent and Registrar, as the case may be, shall not be required to register the transfer of or exchange any Investor Certificate of any Series for a period of 15 days preceding the due date for any payment with respect to the Investor Certificates of such Series.

Unless otherwise provided in the related Supplement, no service charge shall be made for any registration of transfer or exchange of Certificates, but the Transfer Agent and Registrar may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer or exchange of Certificates.

All Investor Certificates (together with any Coupons attached to Bearer Certificates) surrendered for registration of transfer and exchange shall be canceled by the Transfer Agent and Registrar and disposed of in a manner satisfactory to the Trustee. The Trustee shall cancel and destroy the Global Certificates upon its exchange in full for Definitive Certificates and shall deliver a certificate of destruction to the Transferor. Such certificate shall also state that a certificate or certificates of each Foreign Clearing Agency to the effect referred to in Section 6.13 was received with respect to each portion of the Global Certificate exchanged for Definitive Certificates.

The Transferor shall execute and deliver to the Trustee or the Transfer Agent and Registrar, as applicable, Bearer Certificates and Registered Certificates in such amounts and at such times as are necessary to enable the Trustee to fulfill its responsibilities under this Agreement and the Certificates.

(b)   Except as provided in Section 6.09 or Section 7.02 or in any Supplement, in no event shall the Transferor Certificate or any interest therein, or, as the case may be, the uncertificated interest in the Transferor Interest or any interest therein, be transferred hereunder, in whole or in part, unless the Transferor shall have consented in writing to such transfer and unless the Trustee shall have received (1) confirmation in writing from each Rating Agency that

such transfer will not result in a lowering or withdrawal of its then-existing rating of any Series of Investor Certificates, and (2) an Opinion of Counsel that such transfer does not adversely affect the conclusions reached in any of the federal income tax opinions dated the applicable Closing Date issued in connection with the original issuance of any Series of Investor Certificates; provided, however, that no interest in the Transferor Certificate or, as the case may be, the uncertificated interest in the Transferor Interest may be transferred unless its initial offering price would be at least $20,000 and it cannot be subdivided for resale into units smaller than a unit the initial offering price of which would have been at least $20,000, absent an Opinion of Counsel to the effect that such transfer would not cause the Trust to be treated as a publicly traded partnership under the Internal Revenue Code (the "Code"). In connection with any transfer of an interest in the Transferor Certificate or, as the case may be, the uncertificated interest in the Transferor Interest, the holder (including the Transferor or any subsequent transferee) thereof shall not sell, trade or transfer any interest therein or cause any interest therein to be marketed on or through either (i) an "established securities market" within the meaning of Section 7704(b)(1) of the Code, including without limitation an interdealer quotation system that regularly disseminates firm buy or sell quotations by identified brokers or dealers by electronic means or otherwise or (ii) a "secondary market (or the substantial equivalent thereof)" within the meaning of Code section 7704(b)(2), including a market wherein interests in the Transferor Certificate are regularly quoted by any person making a market in such interests and a market wherein any person regularly makes available bid or offer quotes with respect to interests in the Transferor Certificate and stands ready to effect buy or sell transactions at the quoted prices for itself or on behalf of others.

(c) Unless otherwise provided in the related Supplement, registration of transfer of Registered Certificates containing a legend relating to the restrictions on transfer of such Registered Certificates (which legend shall be set forth in the Supplement relating to such Investor Certificates) shall be effected only if the conditions set forth in such related Supplement are satisfied.

Whenever a Registered Certificate containing the legend set forth in the related Supplement is presented to the Transfer Agent and Registrar for registration of transfer, the Transfer Agent and Registrar shall promptly seek instructions from the Transferor regarding such transfer. The Transfer Agent and Registrar and the Trustee shall be entitled to receive written instructions signed by an officer of the Transferor prior to registering any such transfer or authenticating new Registered Certificates, as the case may be. The Transferor hereby agrees to indemnify the Transfer Agent and Registrar and the Trustee and to hold each of them harmless against any loss, liability or expense incurred without negligence or bad faith on their part arising out of or in connection with actions taken or omitted by them in reliance on any such written instructions furnished pursuant to this subsection 6.03(c). The Transferor's obligation pursuant to this subsection 6.03(c) shall not constitute a claim against the Trust Assets and shall only constitute a claim against the Transferor to the extent the Transferor has funds sufficient to make payment on such obligations from amounts paid to it as Holder of the Transferor Interest.

(d) The Transfer Agent and Registrar will maintain at its expense in the Borough of Manhattan, the City of New York (and subject to this Section 6.03, if specified in the related Supplement for any Series, any other city designated in such Supplement) an office or

offices or an agency or agencies where Investor Certificates of such Series may be surrendered for registration of transfer or exchange.

Section 6.04. <u>Mutilated, Destroyed, Lost or Stolen Certificates</u>. If (i) any mutilated Certificate (together, in the case of Bearer Certificates, with all unmatured Coupons, if any, appertaining thereto) is surrendered to the Transfer Agent and Registrar, or the Transfer Agent and Registrar receives evidence to its satisfaction of the destruction, loss or theft of any Certificate and (ii) there is delivered to the Transfer Agent and Registrar and the Trustee such security or indemnity as may be required by them to save each of them harmless, then, in the absence of notice to the Trustee that such Certificate has been acquired by a protected purchaser, the Transferor shall execute and the Trustee shall authenticate and (unless the Transfer Agent and Registrar is different from the Trustee, in which case the Transfer Agent and Registrar shall) deliver (in compliance with applicable law), in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Certificate, a new Certificate of like tenor and aggregate Undivided Interest. In connection with the issuance of any new Certificate under this <u>Section 6.04</u>, the Trustee or the Transfer Agent and Registrar may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee and the Transfer Agent and Registrar) connected therewith. Any duplicate Certificate issued pursuant to this <u>Section 6.04</u> shall constitute complete and indefeasible evidence of ownership in the Trust, as if originally issued, whether or not the lost, stolen or destroyed Certificate shall be found at any time.

Section 6.05. <u>Persons Deemed Owners</u>. Prior to due presentation of a Certificate for registration of transfer, the Trustee, the Transferor, the Servicer, the Paying Agent, the Transfer Agent and Registrar and any agent of any of them may treat a Certificateholder as the owner of the related Certificate for the purpose of receiving distributions pursuant to <u>Article V</u> (as described in any Supplement) and for all other purposes whatsoever, and neither the Trustee, the Transferor, the Servicer, the Paying Agent, the Transfer Agent and Registrar nor any agent of any of them shall be affected by any notice to the contrary; <u>provided</u>, <u>however</u>, that in determining whether the holders of Investor Certificates evidencing the requisite Undivided Interests have given any request, demand, authorization, direction, notice, consent or waiver hereunder, Investor Certificates owned by the Transferor, the Servicer or any Affiliate thereof, and in addition, in the case of such determination pursuant to <u>subsection 14.02(a)</u> or <u>14.02(b)</u>, Investor Certificates owned by BANA, the Asset Representations Reviewer or any Affiliate thereof, shall be disregarded and deemed not to be outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Investor Certificates which a Responsible Officer in the Corporate Trust Office of the Trustee knows to be so owned shall be so disregarded. Investor Certificates so owned that have been pledged in good faith shall not be disregarded as outstanding, if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Investor Certificates and that the pledgee is not the Transferor, the Servicer or an Affiliate thereof, and in addition, in the case of <u>subsection 14.02(a)</u> or <u>14.02(b)</u>, the pledgee is not BANA, the Asset Representations Reviewer or any Affiliate thereof.

In the case of a Bearer Certificate, the Trustee, the Transferor, the Servicer, the Paying Agent, the Transfer Agent and Registrar and any agent of any of them may treat the

holder of a Bearer Certificate or Coupon as the owner of such Bearer Certificate or Coupon for the purpose of receiving distributions pursuant to Article IV and Article XII and for all other purposes whatsoever, and neither the Trustee, the Transferor, the Servicer, the Paying Agent, the Transfer Agent and Registrar nor any agent of any of them shall be affected by any notice to the contrary. Certificates so owned which have been pledged in good faith shall not be disregarded and may be regarded as outstanding, if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Investor Certificates and that the pledgee is not the Transferor, the Servicer or an Affiliate thereof.

Section 6.06. Appointment of Paying Agent.

(a) The Paying Agent shall make distributions to Investor Certificateholders from the appropriate account or accounts maintained for the benefit of Certificateholders as specified in this Agreement or the related Supplement for any Series pursuant to Articles IV and V hereof. Any Paying Agent shall have the revocable power to withdraw funds from such appropriate account or accounts for the purpose of making distributions referred to above. The Trustee (or the Transferor if the Trustee is the Paying Agent) may revoke such power and remove the Paying Agent, if the Trustee (or the Transferor if the Trustee is the Paying Agent) determines in its sole discretion that the Paying Agent shall have failed to perform its obligations under this Agreement in any material respect or for other good cause. The Trustee (or the Transferor if the Trustee is the Paying Agent) shall notify Moody's, Standard & Poor's and Fitch of the removal of any Paying Agent. The Paying Agent, unless the Supplement with respect to any Series states otherwise, shall initially be the Trustee. If any form of Investor Certificate is issued as a Global Certificate, or if and so long as any Series of Investor Certificates are listed on the Luxembourg Stock Exchange and such exchange shall so require, the Trustee shall appoint a co-paying agent in Luxembourg or another European city. The Trustee shall be permitted to resign as Paying Agent upon 30 days' written notice to the Servicer and the Transferor. In the event that the Trustee shall no longer be the Paying Agent, the Trustee shall appoint a successor to act as Paying Agent (which shall be a bank or trust company). The provisions of Sections 11.01, 11.02 and 11.03 shall apply to the Trustee also in its role as Paying Agent, for so long as the Trustee shall act as Paying Agent. Any reference in this Agreement to the Paying Agent shall include any co-paying agent unless the context requires otherwise.

If specified in the related Supplement for any Series, so long as the Investor Certificates of such Series are outstanding, the Transferor shall maintain a co-paying agent in New York City (for Registered Certificates only) or any other city designated in such Supplement which, if and so long as any Series of Investor Certificates is listed on the Luxembourg Stock Exchange or other stock exchange and such exchange so requires, shall be in Luxembourg or the location required by such other stock exchange.

(b) The Trustee shall cause the Paying Agent (other than itself) to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee that such Paying Agent will hold all sums, if any, held by it for payment to the Certificateholders in trust for the benefit of the Certificateholders entitled thereto until such sums shall be paid to such Certificateholders and shall agree, and if the Trustee is the Paying Agent it hereby agrees, that it

shall comply with all requirements of the Code regarding the withholding by the Trustee of payments in respect of federal income taxes due from Certificate Owners.

Section 6.07. <u>Access to List of Certificateholders' Names and Addresses</u>. The Trustee will furnish or cause to be furnished by the Transfer Agent and Registrar to the Servicer, the Transferor, or the Paying Agent, within five Business Days after receipt by the Trustee of a request therefor from the Servicer, the Transferor or the Paying Agent, respectively, in writing, a list in such form as the Servicer, the Transferor or the Paying Agent may reasonably require, of the names and addresses of the Investor Certificateholders as of the most recent Record Date for payment of distributions to Investor Certificateholders. Unless otherwise provided in the related Supplement, holders of Investor Certificates evidencing Undivided Interests aggregating not less than 10% of the Investor Interest of the Investor Certificates of any Series (the "<u>Applicants</u>") may apply in writing to the Trustee, and if such application states that the Applicants desire to communicate with other Investor Certificateholders of any Series with respect to their rights under this Agreement or under the Investor Certificates and is accompanied by a copy of the communication which such Applicants propose to transmit, then the Trustee, after having been adequately indemnified by such Applicants for its costs and expenses, shall afford or shall cause the Transfer Agent and Registrar to afford such Applicants access during normal business hours to the most recent list of Certificateholders held by the Trustee and shall give the Servicer and the Transferor notice that such request has been made, within five Business Days after the receipt of such application. Such list shall be as of a date no more than 45 days prior to the date of receipt of such Applicants' request. Every Certificateholder, by receiving and holding a Certificate, agrees with the Trustee that neither the Trustee, the Servicer, the Transferor, the Transfer Agent and Registrar, nor any of their respective agents shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Certificateholders hereunder, regardless of the source from which such information was obtained.

Section 6.08. <u>Authenticating Agent</u>.

(a)   The Trustee may appoint one or more authenticating agents with respect to the Certificates which shall be authorized to act on behalf of the Trustee in authenticating the Certificates in connection with the issuance, delivery, registration of transfer, exchange or repayment of the Certificates. Whenever reference is made in this Agreement to the authentication of Certificates by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication on behalf of the Trustee by an authenticating agent and a certificate of authentication executed on behalf of the Trustee by an authenticating agent. Each authenticating agent must be acceptable to the Transferor.

(b)   Any institution succeeding to the corporate agency business of an authenticating agent shall continue to be an authenticating agent without the execution or filing of any paper or any further act on the part of the Trustee or such authenticating agent.

(c)   An authenticating agent may at any time resign by giving written notice of resignation to the Trustee and to the Transferor. The Trustee may at any time terminate the agency of an authenticating agent by giving notice of termination to such authenticating agent

and to the Transferor. Upon receiving such a notice of resignation or upon such a termination, or in case at any time an authenticating agent shall cease to be acceptable to the Trustee or the Transferor, the Trustee promptly may appoint a successor authenticating agent. Any successor authenticating agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an authenticating agent. No successor authenticating agent shall be appointed unless acceptable to the Trustee and the Transferor.

(d)   The Trustee agrees to pay each authenticating agent from time to time reasonable compensation for its services under this Section 6.08, and the Trustee shall be entitled to be reimbursed and the Servicer shall reimburse the Trustee for such reasonable payments actually made, subject to the provisions of Section 11.05.

(e)   The provisions of Sections 11.01, 11.02 and 11.03 shall be applicable to any authenticating agent.

(f)   Pursuant to an appointment made under this Section 6.08, the Certificates may have endorsed thereon, in lieu of the Trustee's certificate of authentication, an alternate certificate of authentication in substantially the following form:

This is one of the certificates described in the Pooling and Servicing Agreement.

_____
as Authenticating Agent
 for the Trustee,

By: _____
Authorized Officer

Section 6.09. New Issuances.

(a)   Upon the issuance of Investor Certificates of a new Series, the Trustee shall issue to the Holder of the Transferor Certificate under Section 6.01, for execution and redelivery to the Trustee for authentication under Section 6.02, Investor Certificates of such Series. Each Investor Certificate of any such Series shall be substantially in the form specified in the related Supplement and shall bear upon its face the designation for such Series to which it belongs, as selected by the Transferor. Except as specified in any Supplement for a related Series, all Investor Certificates of any Series shall rank *pari passu* and be equally and ratably entitled as provided herein to the benefits hereof (except that the Credit Enhancement provided for any Series shall not be available for any other Series) without preference, priority or distinction on account of the actual time or times of authentication and delivery, all in accordance with the terms and provisions of this Agreement and the related Supplement.

(b)   The Holder of the Transferor Certificate may permit Investor Certificates of one or more new Series to be issued (each, a "New Issuance") by notifying the Trustee in writing at least three days in advance (a "New Issuance Notice") of the date upon which the New Issuance is to occur (a "New Issuance Date"). Any New Issuance Notice shall state the designation of any Series (and Class thereof, if applicable) to be issued on the New Issuance Date and, with respect to each such Series: (a) its Initial Investor Interest (or the method for calculating such Initial Investor Interest), (b) its Certificate Rate (or the method for allocating interest payments or other cash flows to such Series), if any, and (c) the Credit Enhancement Provider, if any, with respect to such Series. On the New Issuance Date, the Trustee shall authenticate and deliver the Investor Certificates of any such Series only upon delivery to it of the following: (a) a Supplement satisfying the criteria set forth in subsection 6.09(c) executed by the Transferor and specifying the Principal Terms of such Series, (b) the applicable Credit Enhancement, if any, (c) the agreement, if any, pursuant to which the Credit Enhancement Provider agrees to provide any Credit Enhancement, (d)(i) an Opinion of Counsel to the effect that, except to the extent otherwise stated in the related Supplement, the Investor Certificates of the newly issued Series will be treated as debt for federal income tax purposes and (ii) a Tax Opinion with respect to the issuance of such Series, (e) written confirmation from each Rating Agency that the New Issuance will not result in such Rating Agency's reducing or withdrawing its rating on any then outstanding Series as to which it is a Rating Agency, and (f) an Officer's Certificate signed by a Vice President (or any more senior officer) of the Transferor, that on the New Issuance Date (i) the Transferor, after giving effect to such New Issuance, would not be required to add Additional Accounts pursuant to subsection 2.06(a) and (ii) after giving effect to such New Issuance, the Transferor Interest would be at least equal to the Minimum Transferor Interest. In addition, the Transferor agrees to provide notice of new issuances of Series of Investor Certificates as may be required by and in accordance with Item 1121(a)(14) of Regulation AB. Upon satisfaction of such conditions, the Trustee shall issue the Investor Certificates of such Series and a new Transferor Certificate, if applicable, dated the New Issuance Date, as provided above. There is no limit to the number of New Issuances that may be performed under this Agreement.

(c)   In conjunction with a New Issuance, the parties hereto shall execute a Supplement, which shall specify the relevant terms with respect to the Investor Certificates of any newly issued Series, which may include without limitation: (i) its name or designation, (ii) the Initial Investor Interest or the method of calculating the Initial Investor Interest, (iii) the method of determining any adjusted Investor Interest, if applicable, (iv) the Certificate Rate (or formula for the determination thereof), (v) the Closing Date, (vi) each Rating Agency rating such Series, (vii) the name of the Clearing Agency, if any, (viii) the rights of the Holder of the Transferor Certificate that have been transferred to the Holders of such Series pursuant to such New Issuance (including any rights to allocations of Collections of Finance Charge Receivables and Principal Receivables), (ix) the interest payment date or dates and the date or dates from which interest shall accrue, (x) the periods during which or dates on which principal will be paid or accrued, (xi) the method of allocating Collections with respect to Principal Receivables for such Series and, if applicable, with respect to other Series, the method by which the principal amount of Investor Certificates of such Series shall amortize or accrete and the method for allocating Collections with respect to Finance Charge Receivables and Receivables in Defaulted Accounts, (xii) any other Collections with respect to Receivables or other amounts available to

be paid with respect to such Series, (xiii) the names of any accounts to be used by such Series and the terms governing the operation of any such account and use of moneys therein, (xiv) the Series Servicing Fee and the Series Servicing Fee Percentage, (xv) the Minimum Transferor Interest and the Series Termination Date, (xvi) the terms of any Credit Enhancement with respect to such Series and the Credit Enhancement Provider, if applicable, (xvii) the base rate applicable to such Series, (xviii) the terms on which the Certificates of such Series may be repurchased or remarketed to other investors, (xix) any deposit into any account provided for such Series, (xx) the number of Classes of such Series and, if more than one Class, the rights and priorities of each such Class, (xxi) whether Interchange or other fees will be included in the funds available to be paid for such Series, (xxii) the priority of any Series with respect to any other Series, (xxiii) the Minimum Aggregate Principal Receivables, (xxiv) whether such Series will be part of a Group, (xxv) whether such Series will or may be a Companion Series and the Series with which it will be paired, if applicable, and (xxvi) any other relevant terms of such Series (including whether or not such Series will be pledged as collateral for an issuance of any other securities, including commercial paper) (all such terms, the "Principal Terms" of such Series). The terms of such Supplement may modify or amend the terms of this Agreement solely as applied to such new Series. If on the date of the issuance of such Series there is issued and outstanding one or more Series of Investor Certificates and no Series of Investor Certificates is currently rated by a Rating Agency, then as a condition to such New Issuance a nationally recognized investment banking firm or commercial bank shall also deliver to the Trustee an officer's certificate stating, in substance, that the New Issuance will not have an adverse effect on the timing or distribution of payments to the Investor Certificates of such other Series then issued and outstanding.

Section 6.10. Book-Entry Certificates. Unless otherwise provided in any related Supplement, the Investor Certificates, upon original issuance, shall be issued in the form of typewritten Certificates representing the Book-Entry Certificates, to be delivered to the depository specified in such Supplement (the "Depository") which shall be the Clearing Agency or Foreign Clearing Agency, by or on behalf of such Series. The Investor Certificates of each Series shall, unless otherwise provided in the related Supplement, initially be registered on the Certificate Register in the name of the nominee of the Clearing Agency or Foreign Clearing Agency. No Certificate Owner will receive a definitive certificate representing such Certificate Owner's interest in the related Series of Investor Certificates, except as provided in Section 6.12. Unless and until definitive, fully registered Investor Certificates of any Series ("Definitive Certificates") have been issued to Certificate Owners pursuant to Section 6.12:

(i) the provisions of this Section 6.10 shall be in full force and effect with respect to each such Series;

(ii) the Transferor, the Servicer, the Paying Agent, the Transfer Agent and Registrar and the Trustee may deal with the Clearing Agency and the Clearing Agency Participants for all purposes (including the making of distributions on the Investor Certificates of each such Series) as the authorized representatives of the Certificate Owners;

(iii)   to the extent that the provisions of this Section 6.10 conflict with any other provisions of this Agreement, the provisions of this Section 6.10 shall control with respect to each such Series; and

(iv)   the rights of Certificate Owners of each such Series shall be exercised only through the Clearing Agency or Foreign Clearing Agency and the applicable Clearing Agency Participants and shall be limited to those established by law and agreements between such Certificate Owners and the Clearing Agency or Foreign Clearing Agency and/or the Clearing Agency Participants. Pursuant to the Depository Agreement applicable to a Series, unless and until Definitive Certificates of such Series are issued pursuant to Section 6.12, the initial Clearing Agency will make book-entry transfers among the Clearing Agency Participants and receive and transmit distributions of principal and interest on the Investor Certificates to such Clearing Agency Participants.

Section 6.11. Notices to Clearing Agency. Whenever notice or other communication to the Certificateholders is required under this Agreement, unless and until Definitive Certificates shall have been issued to Certificate Owners pursuant to Section 6.12, the Trustee shall give all such notices and communications specified herein to be given to Holders of the Investor Certificates to the Clearing Agency or Foreign Clearing Agency for distribution to Holders of Investor Certificates.

Section 6.12. Definitive Certificates. If (i) (A) the Transferor advises the Trustee in writing that the Clearing Agency or Foreign Clearing Agency is no longer willing or able to discharge properly its responsibilities under the applicable Depository Agreement, and (B) the Trustee or the Transferor is unable to locate a qualified successor, (ii) the Transferor, at its option, advises the Trustee in writing that it elects to terminate the book-entry system through the Clearing Agency or Foreign Clearing Agency with respect to any Series of Certificates or (iii) after the occurrence of a Servicer Default, Certificate Owners of a Series representing beneficial interests aggregating not less than 50% of the Investor Interest of such Series advise the Trustee and the applicable Clearing Agency or Foreign Clearing Agency through the applicable Clearing Agency Participants in writing that the continuation of a book-entry system through the applicable Clearing Agency or Foreign Clearing Agency is no longer in the best interests of the Certificate Owners, the Trustee shall notify all Certificate Owners of such Series, through the applicable Clearing Agency Participants, of the occurrence of any such event and of the availability of Definitive Certificates to Certificate Owners of such Series requesting the same. Upon surrender to the Trustee of the Investor Certificates of such Series by the applicable Clearing Agency or Foreign Clearing Agency, accompanied by registration instructions from the applicable Clearing Agency or Foreign Clearing Agency for registration, the Trustee shall issue the Definitive Certificates of such Series. Neither the Transferor nor the Trustee shall be liable for any delay in delivery of such instructions and may conclusively rely on, and shall be protected in relying on, such instructions. Upon the issuance of Definitive Certificates of such Series all references herein to obligations imposed upon or to be performed by the applicable Clearing Agency or Foreign Clearing Agency shall be deemed to be imposed upon and performed by the Trustee, to the extent applicable with respect to such Definitive Certificates, and the Trustee shall recognize the Holders of the Definitive Certificates of such Series as Certificateholders of such Series hereunder.

Section 6.13. Global Certificate; Euro-Certificate Exchange Date. If specified in the related Supplement for any Series, the Investor Certificates may be initially issued in the form of a single temporary Global Certificate (the "Global Certificate") in bearer form, without interest coupons, in the denomination of the Initial Investor Interest and substantially in the form attached to the related Supplement. Unless otherwise specified in the related Supplement, the provisions of this Section 6.13 shall apply to such Global Certificate. The Global Certificate will be authenticated by the Trustee upon the same conditions, in substantially the same manner and with the same effect as the Definitive Certificates. The Global Certificate may be exchanged in the manner described in the related Supplement for Registered or Bearer Certificates in definitive form.

Section 6.14. Meetings of Certificateholders. To the extent provided by the Supplement for any Series issued in whole or in part in Bearer Certificates, the Transferor or the Trustee may at any time call a meeting of the Certificateholders of such Series, to be held at such time and at such place as the Transferor or the Trustee, as the case may be, shall determine, for the purpose of approving a modification of or amendment to, or obtaining a waiver of, any covenant or condition set forth in this Agreement with respect to such Series or in the Certificates of such Series, subject to Section 13.01 of this Agreement.

[End of Article VI]

ARTICLE VII

OTHER MATTERS RELATING
TO THE TRANSFEROR

Section 7.01. <u>Liability of the Transferor</u>. The Transferor shall be liable in accordance herewith to the extent of the obligations specifically undertaken by the Transferor; <u>provided</u>, <u>however</u>, that to the extent the Transferor's liabilities constitute monetary claims against the Transferor, such claims shall not constitute claims against the Trust Assets, and shall only constitute a monetary claim against the Transferor to the extent the Transferor has funds sufficient to make payment on such liabilities from amounts paid to it as Holder of the Transferor Interest.

Section 7.02. <u>Merger or Consolidation of, or Assumption of the Obligations of, the Transferor</u>.

(a) The Transferor shall not consolidate with or merge into any other corporation or entity or convey or transfer its properties and assets substantially as an entirety to any Person, unless:

(i) the company or other entity formed by such consolidation or into which the Transferor is merged or the Person which acquires by conveyance or transfer the properties and assets of the Transferor substantially as an entirety shall be, if the Transferor is not the surviving entity, a corporation or limited liability company organized and existing under the laws of the United States of America or any State or the District of Columbia, and shall be a savings association, national banking association, a bank or other entity which is not eligible to be a debtor in a case under Title 11 of the United States Code or is a special purpose corporation or other special purpose entity whose powers and activities are limited to substantially the same degree as provided in the limited liability company agreement of Funding, and if the Transferor is not the surviving entity, shall expressly assume, by an agreement supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee and the Servicer, the performance of every covenant and obligation of the Transferor, as applicable hereunder and shall benefit from all the rights granted to the Transferor, as applicable hereunder. To the extent that any right, covenant or obligation of the Transferor, as applicable hereunder, is inapplicable to the successor entity, such successor entity shall be subject to such covenant or obligation, or benefit from such right, as would apply, to the extent practicable, to such successor entity. In furtherance hereof, in applying this <u>Section 7.02</u> to a successor entity, <u>Section 9.02</u> hereof shall be applied by reference to events of involuntary liquidation, receivership or conservatorship applicable to such successor entity as shall be set forth in the officer's certificate described in <u>subsection 7.02(a)(ii)</u>;

(ii) the Transferor shall have delivered to the Trustee an Officer's Certificate signed by a Vice President (or any more senior officer) of the Transferor stating that such consolidation, merger, conveyance or transfer and such supplemental agreement comply

with this Section 7.02 and that all conditions precedent herein provided for relating to such transaction have been complied with and an Opinion of Counsel that such supplemental agreement is legal, valid and binding;

(iii)   each Rating Agency shall have notified the Transferor that such consolidation, merger, conveyance or transfer will not result in a reduction or withdrawal of the rating of any outstanding Series or Class to which it is a Rating Agency; and

(iv)   the Transferor shall have delivered to the Trustee a Tax Opinion, dated the date of such consolidation, merger, conveyance or transfer, with respect thereto.

(b)   The obligations of the Transferor hereunder shall not be assignable nor shall any Person succeed to the obligations of the Transferor hereunder except for mergers, consolidations, assumptions or transfers in accordance with the provisions of the foregoing paragraph.

Section 7.03. Limitation on Liability. To the fullest extent permitted by applicable law, the directors, officers, members, employees or agents of the Transferor shall not be under any liability to the Trust, the Trustee, the Servicer, the Certificateholders, any Credit Enhancement Provider or any other Person hereunder or pursuant to any document delivered hereunder, it being expressly understood that all such liability is expressly waived and released as a condition of, and as consideration for, the execution of this Agreement and any Supplement and the issuance of the Certificates; provided, however, that this provision shall not protect the officers, directors, employees, or agents of the Transferor against any liability which would otherwise be imposed by reason of willful misfeasance, bad faith or gross negligence in the performance of duties or by reason of reckless disregard of obligations and duties hereunder. To the fullest extent permitted by applicable law, the Transferor shall not be under any liability to the Trust, the Trustee, the Servicer, the Certificateholders, any Credit Enhancement Provider or any other Person for any action taken or for refraining from the taking of any action in its capacity as Transferor pursuant to this Agreement or any Supplement whether arising from express or implied duties under this Agreement or any Supplement; provided, however, that this provision shall not protect the Transferor against any liability which would otherwise be imposed by reason of willful misfeasance, bad faith or gross negligence in the performance of duties or by reason of reckless disregard of obligations and duties hereunder. The Transferor and any director, officer, employee or agent may rely in good faith on any document of any kind prima facie properly executed and submitted by any Person respecting any matters arising hereunder.

Section 7.04. Liabilities. Notwithstanding Section 7.03 (and notwithstanding Sections 3.02, 8.03, 8.04 and 11.11), by entering into this Agreement, the Transferor agrees to be liable, directly to the injured party, for the entire amount of any losses, claims, damages or liabilities (other than those incurred by an Investor Certificateholder in the capacity of an investor in the Investor Certificates or those which arise from any action by any Investor Certificateholder) arising out of or based on the arrangement created by this Agreement (to the extent any property of the Trust is remaining after the Investor Certificateholders have been paid in full are insufficient to pay such losses, claims, damages or liabilities) and the actions of the Transferor taken pursuant hereto as though this Agreement created a partnership under the

Delaware Revised Uniform Partnership Act in which the Transferor was a general partner; provided, however, that to the extent the Transferor's liabilities pursuant to this Section 7.04 shall not constitute claims against the Trust Assets, and shall only constitute a monetary claim against the Transferor to the extent the Transferor has funds sufficient to make payment on such liabilities from amounts paid to it as Holder of the Transferor Interest. The rights to the injured party provided by this Section 7.04 shall run directly to and be enforceable by such party subject to the limitations hereof. In the event of the appointment of a Successor Servicer, the Successor Servicer will (from its own assets and not from the assets of the Trust) indemnify and hold harmless the Transferor against and from any losses, claims, damages and liabilities of the Transferor as described in this Section 7.04 arising from the actions or omissions of such Successor Servicer.

[End of Article VII]

ARTICLE VIII

OTHER MATTERS RELATING
TO THE SERVICER

Section 8.01. Liability of the Servicer. The Servicer shall be liable in accordance herewith only to the extent of the obligations specifically undertaken by the Servicer in such capacity herein.

Section 8.02. Merger or Consolidation of, or Assumption of the Obligations of, the Servicer. The Servicer shall not consolidate with or merge into any other corporation or entity or convey or transfer its properties and assets substantially as an entirety to any Person, unless:

(i)   the corporation or other entity formed by such consolidation or into which the Servicer is merged or the Person which acquires by conveyance or transfer the properties and assets of the Servicer substantially as an entirety shall be a corporation or entity organized and existing under the laws of the United States of America or any State or the District of Columbia, and shall be a savings association, national banking association, bank or other entity which is not eligible to be a debtor in a case under Title 11 of the United States Code and, if the Servicer is not the surviving entity, shall expressly assume, by an agreement supplemental hereto, executed and delivered to the Trustee and the Transferor in form satisfactory to the Trustee and the Transferor, the performance of every covenant and obligation of the Servicer hereunder (to the extent that any right, covenant or obligation of the Servicer, as applicable hereunder, is inapplicable to the successor entity, such successor entity shall be subject to such covenant or obligation, or benefit from such right, as would apply, to the extent practicable, to such successor entity);

(ii)   the Servicer shall have delivered to the Trustee and the Transferor an Officer's Certificate of the Servicer to the effect that such consolidation, merger, conveyance or transfer and such supplemental agreement comply with this Section 8.02 and that all conditions precedent herein provided for relating to such transaction have been complied with and an Opinion of Counsel that such supplemental agreement is legal, valid and binding with respect to the Servicer; and

(iii)   the Servicer shall have delivered notice to the Rating Agency of such consolidation, merger, conveyance or transfer.

Section 8.03. Limitation on Liability of the Servicer and Others. To the fullest extent permitted by applicable law, the directors, officers, employees or agents of the Servicer shall not be under any liability to the Trust, the Trustee, the Transferor, the Certificateholders, any Credit Enhancement Provider or any other Person hereunder or pursuant to any document delivered hereunder, it being expressly understood that all such liability is expressly waived and released as a condition of, and as consideration for, the execution of this

Agreement and any Supplement and the issuance of the Certificates; provided, however, that this provision shall not protect the directors, officers, employees and agents of the Servicer against any liability which would otherwise be imposed by reason of willful misfeasance, bad faith or gross negligence in the performance of duties or by reason of reckless disregard of obligations and duties hereunder. To the fullest extent permitted by applicable law, except as provided in Section 8.04 with respect to the Transferor, the Trust and the Trustee, and their officers, directors, employees and agents, the Servicer shall not be under any liability to the Trust, the Transferor, the Trustee, their officers, directors, employees and agents, the Certificateholders or any other Person for any action taken or for refraining from the taking of any action in its capacity as Servicer pursuant to this Agreement or any Supplement; provided, however, that this provision shall not protect the Servicer against any liability which would otherwise be imposed by reason of willful misfeasance, bad faith or gross negligence in the performance of duties or by reason of its reckless disregard of its obligations and duties hereunder or under any Supplement. The Servicer may rely in good faith on any document of any kind prima facie properly executed and submitted by any Person respecting any matters arising hereunder. The Servicer shall not be under any obligation to appear in, prosecute or defend any legal action which is not incidental to its duties to service the Receivables in accordance with this Agreement which in its reasonable opinion may involve it in any expense or liability.

Section 8.04. Servicer Indemnification of the Transferor, the Trust and the Trustee. To the fullest extent permitted by applicable law, the Servicer shall indemnify and hold harmless the Transferor, the Trust and the Trustee, and their officers, directors, members, employees and agents, from and against any reasonable loss, liability, expense, damage or injury suffered or sustained by reason of any acts or omissions or alleged acts or omissions of the Servicer with respect to activities of the Trust or the Trustee pursuant to this Agreement or any Supplement, including, but not limited to any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim; provided, however, that the Servicer shall not indemnify any Person who would otherwise be entitled to indemnity under the terms of this Section 8.04, with respect to (i) acts, omissions or alleged acts or omissions that are done or made in compliance or consistent with this Agreement or any Supplement or that constitute or are caused by fraud, negligence, or willful misconduct by such Person, (ii) any liabilities, costs or expenses of such Person with respect to any action taken at the request of the Investor Certificateholders, except for any action taken at the request of Investor Certificateholders pursuant to Section 14.02, (iii) any losses, claims or damages incurred by such Person in its capacity as investor, including, without limitation, losses incurred as a result of Defaulted Accounts or Receivables which are written off as uncollectible, or (iv) any liabilities, costs or expenses of such Person arising under any tax law, including without limitation, any federal, state, local or foreign income or franchise taxes or any other tax imposed on or measured by income (or any interest or penalties with respect thereto or arising from a failure to comply therewith) required to be paid by such Person in connection herewith to any taxing authority. Any such indemnification shall not be payable from Trust Assets. The provisions of this indemnity shall run directly to and be enforceable by an injured party subject to the limitations hereof.

Section 8.05. The Servicer Not to Resign. The Servicer shall not resign from the obligations and duties hereby imposed on it except upon determination that (i) the

performance of its duties hereunder is no longer permissible under applicable law and (ii) there is no reasonable action which the Servicer could take to make the performance of its duties hereunder permissible under applicable law. Any such determination permitting the resignation of the Servicer shall be evidenced as to clause (i) above by an Opinion of Counsel and as to clause (ii) by an Officer's Certificate of the Servicer, each to such effect delivered to the Trustee and the Transferor. No such resignation shall become effective until the Trustee or a Successor Servicer shall have assumed the responsibilities and obligations of the Servicer in accordance with Section 10.02 hereof. If the Trustee is unable within 120 days of the date of such determination to appoint a Successor Servicer, the Trustee shall serve as Successor Servicer hereunder.

Section 8.06. Access to Certain Documentation and Information Regarding the Receivables. The Servicer shall provide to the Trustee and the Transferor access to the documentation regarding the Accounts and the Receivables in such cases where the Trustee is required in connection with the enforcement of the rights of the Investor Certificateholders, or by applicable statutes or regulations to review such documentation, such access being afforded without charge but only (i) upon reasonable request, (ii) during normal business hours, (iii) subject to the Servicer's normal security and confidentiality procedures and (iv) at offices designated by the Servicer. Nothing in this Section 8.06 shall derogate from the obligation of the Transferor, the Trustee or the Servicer to observe any applicable law prohibiting disclosure of information regarding the Obligors and the failure of the Servicer to provide access as provided in this Section 8.06 as a result of such obligations shall not constitute a breach of this Section 8.06.

Section 8.07. Delegation of Duties. In the ordinary course of business, the Servicer may at any time delegate any duties hereunder to any Person who agrees to conduct such duties in accordance with the Credit Card Guidelines. Any such delegations shall not relieve the Servicer of its liability and responsibility with respect to such duties, and shall not constitute a resignation within the meaning of Section 8.05 hereof. Notice of any such delegation shall be given to each Rating Agency and the Transferor.

Section 8.08. Examination of Records. The Servicer shall clearly and unambiguously identify each Account (including any Additional Account designated pursuant to Section 2.06) in its computer or other records to reflect that the Receivables arising in such Account have been conveyed to the Trust pursuant to this Agreement. The Servicer shall, prior to the sale or transfer to a third party of any receivable held in its custody, examine its computer and other records to determine that such receivable is not a Receivable.

[End of Article VIII]

ARTICLE IX

PAY OUT EVENTS

Section 9.01. <u>Pay Out Events</u>. If any one of the following events (each, a "<u>Trust Pay Out Event</u>") shall occur:

(a)   the Account Owner shall consent to the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings of or relating to the Account Owner or all or substantially all of its property, or a decree or order of a court or agency or supervisory authority having jurisdiction in the premises for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against the Account Owner; or such Account Owner shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency or reorganization statute, make an assignment for the benefit of its creditors or voluntarily suspend payment of its obligations;

(b)   BANA shall consent to the appointment of a conservator, receiver, trustee or liquidator in any insolvency, bankruptcy, readjustment of debt, marshalling of assets and liabilities or similar proceedings of or relating to BANA or relating to all or substantially all of its property, or a decree or order of a court or agency or supervisory authority having jurisdiction in the premises for the appointment of a conservator, receiver, trustee or liquidator in any insolvency, bankruptcy, readjustment of debt, marshalling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against BANA; or BANA shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency, bankruptcy or reorganization statute, make an assignment for the benefit of its creditors or voluntarily suspend payment of its obligations;

(c)   the Transferor shall consent to the appointment of a conservator, receiver, trustee or liquidator in any insolvency, bankruptcy, readjustment of debt, marshalling of assets and liabilities or similar proceedings of or relating to the Transferor or relating to all or substantially all of its property, or a decree or order of a court or agency or supervisory authority having jurisdiction in the premises for the appointment of a conservator, receiver, trustee or liquidator in any insolvency, bankruptcy, readjustment of debt, marshalling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against the Transferor; or the Transferor shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency, bankruptcy or reorganization statute, make an assignment for the benefit of its creditors or voluntarily suspend payment of its obligations (any such event described in this clause (c) or in clause (a) or (b) above, an "<u>Insolvency Event</u>");

(d)   the Transferor shall become unable for any reason to transfer Receivables to the Trust in accordance with the provisions of this Agreement, or BANA shall become unable

for any reason to transfer such Receivables to Funding in accordance with the provisions of the Receivables Purchase Agreement; or

(e)   the Trust shall become subject to regulation by the Commission as an "investment company" within the meaning of the Investment Company Act;

then a Pay Out Event with respect to all Series of Certificates shall occur without any notice or other action on the part of the Trustee or the Investor Certificateholders immediately upon the occurrence of such event.

Section 9.02. Additional Rights upon the Occurrence of Certain Events. If an Insolvency Event with respect to the Transferor pursuant to subsection 9.01(c) occurs, the Transferor shall on the day of such Insolvency Event immediately cease to transfer Principal Receivables to the Trustee and shall promptly give notice to the Trustee and the Servicer of such Insolvency Event. Notwithstanding any cessation of the transfer to the Trustee of additional Principal Receivables, Finance Charge Receivables, whenever created, accrued in respect of Principal Receivables which have been transferred to the Trustee shall continue to be a part of the Trust, and Collections with respect thereto shall continue to be allocated and paid in accordance with Article IV.

[End of Article IX]

ARTICLE X

SERVICER DEFAULTS

Section 10.01. <u>Servicer Defaults</u>. If any one of the following events (a "<u>Servicer Default</u>") shall occur and be continuing:

(a)   any failure by the Servicer to make any payment, transfer or deposit or to give instructions or notice to the Trustee pursuant to <u>Article IV</u> or to instruct the Trustee to make any required drawing, withdrawal, or payment under any Credit Enhancement on or before the date occurring five Business Days after the date such payment, transfer, deposit, withdrawal or drawing or such instruction or notice is required to be made or given, as the case may be, under the terms of this Agreement;

(b)   failure on the part of the Servicer duly to observe or perform in any respect any other covenants or agreements of the Servicer set forth in this Agreement, which has a material adverse effect on the Investor Certificateholders of any Series and which continues unremedied for a period of 60 days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Servicer by the Trustee or the Transferor, or to the Servicer, the Transferor and the Trustee by the Holders of Investor Certificates evidencing Undivided Interests aggregating not less than 50% of the Investor Interest of any Series adversely affected thereby and continues to materially adversely affect such Investor Certificateholders for such period; or the Servicer shall delegate its duties under this Agreement, except as permitted by <u>Section 8.07</u>;

(c)   any representation, warranty or certification made by the Servicer in this Agreement or in any certificate delivered pursuant to this Agreement shall prove to have been incorrect when made, which has a material adverse effect on the Investor Certificateholders of any Series and which continues to be incorrect in any material respect for a period of 60 days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Servicer by the Trustee or the Transferor, or to the Servicer, the Transferor and the Trustee by the Holders of Investor Certificates evidencing Undivided Interests aggregating not less than 50% of the Investor Interest of any Series adversely affected thereby and continues to materially adversely affect such Investor Certificateholders for such period; or

(d)   the Servicer shall consent to the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings of or relating to the Servicer or of or relating to all or substantially all of its property, or a decree or order of a court or agency or supervisory authority having jurisdiction in the premises for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshalling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, shall have been entered against the Servicer, and such decree or order shall have remained in force undischarged or unstayed for a period of 60 days; or the Servicer shall admit in writing its inability to pay its debts generally as they become due, file

a petition to take advantage of any applicable insolvency or reorganization statute, make any assignment for the benefit of its creditors or voluntarily suspend payment of its obligations; then, so long as such Servicer Default shall not have been remedied, either the Trustee, or the Holders of Investor Certificates evidencing Undivided Interests aggregating more than 50% of the Aggregate Investor Interest, by notice then given in writing to the Servicer (and to the Trustee and the Transferor if given by the Investor Certificateholders) (a "Termination Notice"), may terminate all of the rights and obligations of the Servicer as Servicer under this Agreement. After receipt by the Servicer of such Termination Notice, and on the date that a Successor Servicer shall have been appointed by the Trustee pursuant to Section 10.02, all authority and power of the Servicer under this Agreement shall pass to and be vested in a Successor Servicer; and, without limitation, the Trustee is hereby authorized and empowered (upon the failure of the Servicer to cooperate) to execute and deliver, on behalf of the Servicer, as attorney-in-fact or otherwise, all documents and other instruments upon the failure of the Servicer to execute or deliver such documents or instruments, and to do and accomplish all other acts or things necessary or appropriate to effect the purposes of such transfer of servicing rights and obligations. The Servicer agrees to cooperate with the Trustee and such Successor Servicer in effecting the termination of the responsibilities and rights of the Servicer to conduct servicing hereunder including, without limitation, the transfer to such Successor Servicer of all authority of the Servicer to service the Receivables provided for under this Agreement, including, without limitation, all authority over all Collections which shall on the date of transfer be held by the Servicer for deposit, or which have been deposited by the Servicer, in the Collection Account, the Finance Charge Account, the Principal Account, and any Series Account, or which shall thereafter be received with respect to the Receivables, and in assisting the Successor Servicer and in enforcing all rights to Insurance Proceeds, Recoveries and Interchange (if any) applicable to the Trust. The Servicer shall promptly transfer its electronic records or electronic copies thereof relating to the Receivables to the Successor Servicer in such electronic form as the Successor Servicer may reasonably request and shall promptly transfer to the Successor Servicer all other records, correspondence and documents necessary for the continued servicing of the Receivables in the manner and at such times as the Successor Servicer shall reasonably request. To the extent that compliance with this Section 10.01 shall require the Servicer to disclose to the Successor Servicer information of any kind which the Servicer reasonably deems to be confidential, the Successor Servicer shall be required to enter into such customary licensing and confidentiality agreements as the Servicer shall deem necessary to protect its interests. The Servicer shall, on the date of any servicing transfer, transfer all of its rights and obligations under the Credit Enhancement with respect to any Series to the Successor Servicer.

Notwithstanding the foregoing, a delay in or failure of performance referred to in subsection 10.01(a) for a period of 10 Business Days or under subsection 10.01(b) or (c) for a period of 60 Business Days, shall not constitute a Servicer Default if such delay or failure could not be prevented by the exercise of reasonable diligence by the Servicer and such delay or failure was caused by an act of God or the public enemy, acts of declared or undeclared war, public disorder, rebellion, riot or sabotage, epidemics, landslides, lightning, fire, hurricanes, tornadoes, earthquakes, nuclear disasters or meltdowns, floods, power outages or similar causes. The preceding sentence shall not relieve the Servicer from using its best efforts to perform its obligations in a timely manner in accordance with the terms of this Agreement and the Servicer shall provide the Trustee, any Credit Enhancement Provider, the Transferor and the Holders of

Investor Certificates with an Officer's Certificate of the Servicer giving prompt notice of such failure or delay by it, together with a description of the cause of such failure or delay and its efforts so to perform its obligations.

Section 10.02. Trustee to Act; Appointment of Successor.

(a)   On and after the receipt by the Servicer of a Termination Notice pursuant to Section 10.01, the Servicer shall continue to perform all servicing functions under this Agreement until the date specified in the Termination Notice or otherwise specified by the Trustee in writing or, if no such date is specified in such Termination Notice, or otherwise specified by the Trustee, until a date mutually agreed upon by the Servicer and Trustee. The Trustee shall notify each Rating Agency and the Transferor of such removal of the Servicer. The Trustee shall, as promptly as possible after the giving of a Termination Notice appoint a successor servicer (the "Successor Servicer"), and such Successor Servicer shall accept its appointment by a written assumption in a form acceptable to the Trustee. The Trustee may obtain bids from any potential successor servicer. If the Trustee is unable to obtain any bids from any potential successor servicer and the Servicer delivers an Officer's Certificate of the Servicer to the effect that it cannot in good faith cure the Servicer Default which gave rise to a Termination Notice, and if the Trustee is legally unable to act as Successor Servicer, then the Trustee shall notify the Transferor and each Credit Enhancement Provider of the proposed sale of the Receivables and shall provide each such Credit Enhancement Provider an opportunity to bid on the Receivables and, except in the case of a Servicer Default set forth in subsection 10.01(d), shall offer the Transferor the right of first refusal to purchase the Receivables on terms equivalent to the best purchase offer as determined by the Trustee, but in no event less than an amount equal to the Aggregate Investor Interest on the date of such purchase plus all interest accrued but unpaid on all of the outstanding Investor Certificates at the applicable Certificate Rate through the date of such purchase; provided, however, that if the short-term deposits or long-term unsecured debt obligations of the Transferor are not rated at the time of such purchase at least P-3 or Baa3, respectively, by Moody's, if Moody's is a Rating Agency with respect to any Series of Certificates outstanding, no such purchase by the Transferor shall occur unless the Transferor shall deliver an Opinion of Counsel reasonably acceptable to the Trustee that such purchase would not constitute a fraudulent conveyance of the Transferor. The proceeds of such sale shall be deposited in the Distribution Account or any Series Account, as provided in the related Supplement, for distribution to the Investor Certificateholders of each outstanding Series pursuant to Section 12.03 of this Agreement. In the event that a Successor Servicer has not been appointed and has not accepted its appointment at the time when the Servicer ceases to act as Servicer, the Trustee without further action shall automatically be appointed the Successor Servicer. Notwithstanding the above, the Trustee shall, if it is legally unable so to act, petition a court of competent jurisdiction to appoint any established financial institution having, in the case of an entity that is subject to risk-based capital adequacy requirements, risk-based capital of at least $50,000,000 or, in the case of an entity that is not subject to risk-based capital requirements, having a net worth of not less than $50,000,000 and whose regular business includes the servicing of VISA®, MasterCard® or American Express® credit card receivables as the Successor Servicer hereunder.

(b)   Upon its appointment, the Successor Servicer shall be the successor in all respects to the Servicer with respect to servicing functions under this Agreement and shall be subject to all the responsibilities, duties and liabilities relating thereto placed on the Servicer by the terms and provisions hereof, and all references in this Agreement to the Servicer shall be deemed to refer to the Successor Servicer. Any Successor Servicer, by its acceptance of its appointment, will automatically agree to be bound by the terms and provisions of each Credit Enhancement.

(c)   In connection with such appointment and assumption, the Trustee shall be entitled to such compensation, or may make such arrangements for the compensation of the Successor Servicer out of Collections, as it and such Successor Servicer shall agree; provided, however, that no such compensation shall be in excess of the Servicing Fee permitted to the Servicer pursuant to Section 3.02. The Transferor agrees that if the Servicer is terminated hereunder, it will agree to deposit with the Trustee a portion of the Collections in respect of Finance Charge Receivables that it is entitled to receive pursuant to Article IV to pay its share of the compensation of the Successor Servicer.

(d)   All authority and power granted to the Servicer or any Successor Servicer under this Agreement shall automatically cease and terminate upon termination of the Trust pursuant to Section 12.01 and shall pass to and be vested in the Transferor and, without limitation, the Transferor is hereby authorized and empowered to execute and deliver, on behalf of the Successor Servicer, as attorney-in-fact or otherwise, all documents and other instruments, and to do and accomplish all other acts or things necessary or appropriate to effect the purposes of such transfer of servicing rights. The Successor Servicer agrees to cooperate with the Transferor in effecting the termination of the responsibilities and rights of the Successor Servicer to conduct servicing on the Receivables. The Successor Servicer shall transfer its electronic records relating to the Receivables to the Transferor in such electronic form as the Transferor may reasonably request and shall transfer all other records, correspondence and documents to the Transferor in the manner and at such times as the Transferor shall reasonably request. To the extent that compliance with this Section 10.02 shall require the Successor Servicer to disclose to the Transferor information of any kind which the Successor Servicer deems to be confidential, the Transferor shall be required to enter into such customary licensing and confidentiality agreements as the Successor Servicer shall deem necessary to protect its interests.

Section 10.03. Notification to Certificateholders. Within two Business Days after the Servicer becomes aware of any Servicer Default, the Servicer shall give prompt written notice thereof to the Trustee, the Transferor, Standard & Poor's, Moody's, Fitch and any Credit Enhancement Provider and the Trustee shall give notice to the Investor Certificateholders at their respective addresses appearing in the Certificate Register. Upon any termination or appointment of a Successor Servicer pursuant to this Article X, the Trustee shall give prompt written notice thereof to the Transferor and to Investor Certificateholders at their respective addresses appearing in the Certificate Register.

Section 10.04.   Waiver of Past Defaults. The Holders of Investor Certificates evidencing Undivided Interests aggregating not less than 66-2/3% of the Investor Interest of each Series adversely affected by any default by the Servicer or the Transferor may,

on behalf of all Certificateholders of such Series, waive any default by the Servicer or the Transferor in the performance of its respective obligations hereunder and its consequences, except a default in the failure to make any required deposits or payments of interest or principal relating to such Series pursuant to Article IV which default does not result from the failure of the Paying Agent to perform its obligations to make any required deposits or payments of interest and principal in accordance with Article IV. Upon any such waiver of a past default, such default shall cease to exist, and any default arising therefrom shall be deemed to have been remedied for every purpose of this Agreement. No such waiver shall extend to any subsequent or other default or impair any right consequent thereon except to the extent expressly so waived.

[End of Article X]

ARTICLE XI

THE TRUSTEE

Section 11.01. Duties of Trustee.

(a)   The Trustee, prior to the occurrence of any Servicer Default and after the curing of all Servicer Defaults which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Agreement. If a Responsible Officer has received written notice that a Servicer Default has occurred (which has not been cured or waived), the Trustee shall exercise such of the rights and powers vested in it by this Agreement, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

(b)   The Trustee, upon receipt of all resolutions, certificates, statements, opinions, reports, documents, orders or other instruments furnished to the Trustee which are specifically required to be furnished pursuant to any provision of this Agreement, shall examine them to determine whether they substantially conform to the requirements of this Agreement.

(c)   Subject to subsection 11.01(a), no provision of this Agreement shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own misconduct; provided, however, that:

(i)   the Trustee shall not be personally liable for an error of judgment made in good faith by a Responsible Officer or Responsible Officers of the Trustee, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

(ii)   the Trustee shall not be personally liable with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with the direction of the Holders of Investor Certificates evidencing Undivided Interests aggregating more than 50% of the Investor Interest of any Series relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee in relation to such Series, under this Agreement; and

(iii)   the Trustee shall not be charged with knowledge of any failure by the Servicer referred to in clauses (a) and (b) of Section 10.01 unless a Responsible Officer of the Trustee obtains actual knowledge of such failure or the Trustee receives written notice of such failure from the Servicer, the Transferor or any Holders of Investor Certificates evidencing Undivided Interests aggregating not less than 10% of the Investor Interest of any Series adversely affected thereby.

(d)   The Trustee shall not be required to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder, or in the

exercise of any of its rights or powers, if there is reasonable ground for believing that the repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it, and none of the provisions contained in this Agreement shall in any event require the Trustee to perform, or be responsible for the manner of performance of, any of the obligations of the Servicer under this Agreement except during such time, if any, as the Trustee shall be the successor to, and be vested with the rights, duties, powers and privileges of, the Servicer in accordance with the terms of this Agreement.

(e)   Except for actions expressly authorized by this Agreement, the Trustee shall take no action reasonably likely to impair the interests of the Trust in any Receivable now existing or hereafter created or to impair the value of any Receivable now existing or hereafter created.

(f)   Except as provided in this subsection 11.01(f), the Trustee shall have no power to vary the corpus of the Trust including, without limitation, the power to (i) accept any substitute obligation for a Receivable initially assigned to the Trust under Section 2.01 or Section 2.06 hereof, (ii) add any other investment, obligation or security to the Trust, except for an addition permitted under Section 2.06 or (iii) withdraw from the Trust any Receivables, except for a withdrawal permitted under Sections 2.07, 9.02, 10.02, 12.01 or 12.02 or subsections 2.04(d), 2.04(e) or Article IV.

(g)   Subject to subsection 11.01(d) above, in the event that the Paying Agent or the Transfer Agent and Registrar (if other than the Trustee) shall fail to perform any obligation, duty or agreement in the manner or on the day required to be performed by the Paying Agent or the Transfer Agent and Registrar, as the case may be, under this Agreement, the Trustee shall be obligated promptly to perform such obligation, duty or agreement in the manner so required.

(h)   If the applicable Account Owner, BANA, or the Transferor has agreed to transfer any of its credit card receivables (other than the Receivables) to another Person, upon the written request of the applicable Account Owner, BANA, or the Transferor, the Trustee will enter into such intercreditor agreements with the transferee of such receivables as are customary and necessary to identify separately the rights, if any, of the Trust and such other Person in the applicable Account Owner's, BANA's, or the Transferor's credit card receivables; provided, that the Trust shall not be required to enter into any intercreditor agreement which could adversely affect the interests of the Certificateholders and, upon the request of the Trustee, the applicable Account Owner, BANA, or the Transferor, as applicable, will deliver an Opinion of Counsel on any matters relating to such intercreditor agreement, reasonably requested by the Trustee.

Section 11.02. Certain Matters Affecting the Trustee. Except as otherwise provided in Section 11.01:

(a)   the Trustee may rely on and shall be protected in acting on, or in refraining from acting in accordance with, any assignment of Receivables in Additional Accounts, the initial report, the monthly Servicer's certificate, the annual Servicer's certificate, the monthly payment instructions and notification to the Trustee, the monthly Certificateholder's statement, any resolution, Officer's Certificate, certificate of auditors or any other certificate,

statement, instrument, opinion, report, notice, request, consent, order, appraisal, bond or other paper or document believed by it to be genuine and to have been signed or presented to it pursuant to this Agreement by the proper party or parties;

(b)   the Trustee may consult with counsel, and any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by it hereunder in good faith and in accordance with such Opinion of Counsel;

(c)   the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Agreement or any Credit Enhancement, or to institute, conduct or defend any litigation hereunder or in relation hereto, or institute or conduct any proceeding (including, but without limitation, any arbitration or mediation provided for under Section 2.10), at the request, order or direction of any of the Certificateholders or any Credit Enhancement Provider, pursuant to the provisions of this Agreement, unless such Certificateholders or Credit Enhancement Provider (in all cases other than those specified in Section 14.02) or the Servicer (in cases specified in Section 14.02) shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which may be incurred therein or thereby; nothing contained herein shall, however, relieve the Trustee of the obligations, upon the occurrence of any Servicer Default (which has not been cured), to exercise such of the rights and powers vested in it by this Agreement and any Credit Enhancement, and to use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs;

(d)   the Trustee shall not be personally liable for any action taken, suffered or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Agreement;

(e)   the Trustee shall not be bound to make any investigation into the facts of matters stated in any assignment of Receivables in Additional Accounts, the initial report, the monthly Servicer's certificate, the annual Servicer's certificate, the monthly payment instructions and notification to the Trustee, the monthly Certificateholder's statement, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond or other paper or document, unless requested in writing so to do by Holders of Investor Certificates evidencing Undivided Interests aggregating more than 50% of the Investor Interest of any Series;

(f)   the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys or a custodian, and the Trustee shall not be responsible for any misconduct or negligence on the part of any such agent, attorney or custodian appointed with due care by it hereunder; and

(g)   except as may be required by subsection 11.01(a), the Trustee shall not be required to make any initial or periodic examination of any documents or records related to the Receivables or the Accounts for the purpose of establishing the presence or absence of defects, the compliance by the Transferor with its representations and warranties or for any other purpose.

Section 11.03. <u>Trustee Not Liable for Recitals in Certificates</u>. The Trustee assumes no responsibility for the correctness of the recitals contained in this Agreement and in the Certificates (other than the certificate of authentication on the Certificates). Except as set forth in <u>Section 11.15</u>, the Trustee makes no representations as to the validity or sufficiency of this Agreement or of the Certificates (other than the certificate of authentication on the Certificates) or of any Receivable or related document. The Trustee shall not be accountable for the use or application by the Transferor of any of the Certificates or of the proceeds of such Certificates, or for the use or application of any funds paid to the Transferor or to the holder of the Transferor Certificate in respect of the Receivables or deposited in or withdrawn from the Collection Account, the Principal Account or the Finance Charge Account, or any Series Account by the Servicer.

Section 11.04. <u>Trustee May Own Certificates</u>. The Trustee in its individual or any other capacity may become the owner or pledgee of Investor Certificates with the same rights as it would have if it were not the Trustee.

Section 11.05. <u>The Servicer to Pay Trustee's Fees and Expenses</u>. The Servicer covenants and agrees to pay to the Trustee from time to time, and the Trustee shall be entitled to receive, reasonable compensation (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) for all services rendered by it in the execution of the Trust hereby created and in the exercise and performance of any of the powers and duties hereunder of the Trustee, and, subject to <u>Section 8.04</u>, the Servicer will pay or reimburse the Trustee (without reimbursement from any Investor Account, any Series Account or otherwise) upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any of the provisions of this Agreement except any such expense, disbursement or advance as may arise from its own negligence or bad faith and except as provided in the following sentence. The Servicer will have no liability under this <u>Section 11.05</u> (or under <u>Section 8.04</u>) for any indemnity, compensation, expenses, disbursements, advances, or other amounts that arise after the date of its resignation or termination under this Agreement, but instead the Successor Servicer that is appointed in its place will incur that liability.

The obligations of the Servicer under this <u>Section 11.05</u> shall survive the termination of the Trust and the resignation or removal of the Trustee.

Section 11.06. <u>Eligibility Requirements for Trustee</u>. The Trustee hereunder shall at all times be a corporation organized and doing business under the laws of the United States of America or any state thereof authorized under such laws to exercise corporate trust powers, having a long-term unsecured debt rating of at least Baa3 by Moody's, BBB- by Standard & Poor's and BBB by Fitch having, in the case of an entity that is subject to risk-based capital adequacy requirements, risk-based capital of at least $50,000,000 or, in the case of an entity that is not subject to risk-based capital adequacy requirements, having a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by federal or state authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purpose of this <u>Section 11.06</u>, the combined capital and surplus of such corporation shall be deemed to be its

combined capital and surplus as set forth in its most recent report of condition so published. In case at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 11.06, the Trustee shall resign immediately in the manner and with the effect specified in Section 11.07.

Section 11.07. Resignation or Removal of Trustee.

(a)   The Trustee may at any time resign and be discharged from the Trust hereby created by giving written notice thereof to the Servicer and the Transferor. Upon receiving such notice of resignation, the Transferor shall promptly appoint a successor trustee by written instrument, in duplicate, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee. If no successor trustee shall have been so appointed and have accepted within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor trustee.

(b)   If at any time the Trustee shall cease to be eligible in accordance with the provisions of Section 11.06 hereof and shall fail to resign after written request therefor by the Transferor, or if at any time the Trustee shall be legally unable to act, or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the Transferor may, but shall not be required to, remove the Trustee and promptly appoint a successor trustee by written instrument, in duplicate, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor trustee.

(c)   Any resignation or removal of the Trustee and appointment of a successor trustee pursuant to any of the provisions of this Section 11.07 shall not become effective until acceptance of appointment by the successor trustee as provided in Section 11.08 hereof and any liability of the Trustee arising hereunder shall survive such appointment of a successor trustee.

Section 11.08. Successor Trustee.

(a)   Any successor trustee appointed as provided in Section 11.07 hereof shall execute, acknowledge and deliver to the Transferor, the Servicer and to its predecessor Trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor Trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become fully vested with all the rights, powers, duties and obligations of its predecessor hereunder, with the like effect as if originally named as Trustee herein. The predecessor Trustee shall deliver to the successor trustee all documents and statements held by it hereunder, and the Transferor, the Servicer and the predecessor Trustee shall execute and deliver such instruments and do such other things as may reasonably be required for fully and certainly vesting and confirming in the successor trustee all such rights, powers, duties and obligations.

(b)   No successor trustee shall accept appointment as provided in this Section 11.08 unless at the time of such acceptance such successor trustee shall be eligible under the provisions of Section 11.06 hereof and shall be an Eligible Servicer, and, if Standard & Poor's is then a Rating Agency, unless Standard & Poor's shall have consented to such appointment.

(c)   Upon acceptance of appointment by a successor trustee as provided in this Section 11.08, such successor trustee shall mail notice of such succession hereunder to Fitch and to all Certificateholders at their addresses as shown in the Certificate Register.

Section 11.09. Merger or Consolidation of Trustee. Any Person into which the Trustee may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any Person succeeding to the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be eligible under the provisions of Section 11.06 hereof, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

Section 11.10. Appointment of Co-Trustee or Separate Trustee.

(a)   Notwithstanding any other provisions of this Agreement, at any time, for the purpose of meeting any legal requirements of any jurisdiction in which any part of the Trust may at the time be located, the Trustee shall have the power and may execute and deliver all instruments, subject to the prior written consent of the Transferor, to appoint one or more Persons to act as a co-trustee or co-trustees, or separate trustee or separate trustees, of all or any part of the Trust, and to vest in such Person or Persons, in such capacity and for the benefit of the Certificateholders, such title to the Trust, or any part thereof, and, subject to the other provisions of this Section 11.10, such powers, duties, obligations, rights and trusts as the Trustee may consider necessary or desirable. No co-trustee or separate trustee hereunder shall be required to meet the terms of eligibility as a successor trustee under Section 11.06 and no notice to Certificateholders of the appointment of any co-trustee or separate trustee shall be required under Section 11.08 hereof.

(b)   Every separate trustee and co-trustee shall, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:

(i)   all rights, powers, duties and obligations conferred or imposed upon the Trustee shall be conferred or imposed upon and exercised or performed by the Trustee and such separate trustee or co-trustee jointly (it being understood that such separate trustee or co-trustee is not authorized to act separately without the Trustee joining in such act), except to the extent that under any laws of any jurisdiction in which any particular act or acts are to be performed (whether as Trustee hereunder or as successor to the Servicer hereunder), the Trustee shall be incompetent or unqualified to perform such act or acts, in which event such rights, powers, duties and obligations (including the holding of title to the Trust or any portion thereof in any such jurisdiction) shall be exercised and

performed singly by such separate trustee or co-trustee, but solely at the direction of the Trustee;

(ii)   no trustee hereunder shall be personally liable by reason of any act or omission of any other trustee hereunder; and

(iii)   the Trustee may at any time accept the resignation of or remove any separate trustee or co-trustee.

(c)   Any notice, request or other writing given to the Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee or co-trustee shall refer to this Agreement and the conditions of this Article XI. Each separate trustee and co-trustee, upon its acceptance of the trusts conferred, shall be vested with the estates or property specified in its instrument of appointment, either jointly with the Trustee or separately, as may be provided therein, subject to all the provisions of this Agreement, specifically including every provision of this Agreement relating to the conduct of, affecting the liability of, or affording protection to, the Trustee. Every such instrument shall be filed with the Trustee and a copy thereof given to the Servicer and the Transferor.

(d)   Any separate trustee or co-trustee may at any time constitute the Trustee as its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect to this Agreement on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Trustee, to the extent permitted by law, without the appointment of a new or successor trustee.

Section 11.11. Tax Returns; Tax Liability.

(a)   In the event the Trust shall be required to file tax returns, the Transferor, at its own expense, as soon as practicable after it is made aware of such requirement, shall prepare or cause to be prepared any tax returns required to be filed by the Trust and, to the extent possible, shall remit such returns to the Trustee for signature at least five days before such returns are due to be filed. The Trustee is hereby authorized to sign and file any such return on behalf of the Trust. The Servicer shall prepare or shall cause to be prepared all tax information required by law to be distributed to Certificateholders and shall deliver such information to the Trustee at least five days prior to the date it is required by law to be distributed to Certificateholders. The Servicer and the Trustee, upon request, will furnish the Transferor with all such information known to them as may be reasonably required in connection with the preparation of all tax returns of the Trust.

(b)   In no event shall the Trustee, the Transferor, or the Servicer be liable for any liabilities, costs or expenses of the Trust, the Investor Certificateholders or the Certificate Owners arising under any tax law, including without limitation federal, state, local or foreign income or excise taxes or any other tax imposed on or measured by income (or any interest or penalty with respect thereto or arising from a failure to comply therewith). To the fullest extent

permitted by applicable law, the Transferor shall indemnify and hold harmless the Servicer and the Trustee, and their officers, directors, members, employees and agents, from and against any reasonable loss, liability, expense, damage or injury of arising under any tax law, including without limitation, any federal, state, local or foreign income or franchise taxes or any other tax imposed on or measured by income (or any interest or penalties with respect thereto or arising from a failure to comply therewith) required to be paid by the Trust, the Investor Certificateholders or the Certificate Owners in connection herewith to any taxing authority; provided, however, that to the extent the Transferor's liabilities under this subsection 11.11(b) constitute monetary claims against the Transferor, such claims shall not constitute claims against the Trust Assets, and shall only constitute a monetary claim against the Transferor to the extent the Transferor has funds sufficient to make payment on such liabilities from amounts paid to it as Holder of the Transferor Interest. The provisions of this indemnity shall run directly to and be enforceable by an injured party subject to the limitations hereof.

Section 11.12. Trustee May Enforce Claims Without Possession of Certificates. All rights of action and claims under this Agreement or any Series of Certificates may be prosecuted and enforced by the Trustee without the possession of any of the Certificates or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee. Any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of any Series of Certificateholders in respect of which such judgment has been obtained.

Section 11.13. Suits for Enforcement. If a Servicer Default shall occur and be continuing, the Trustee, in its discretion may, subject to the provisions of Sections 10.01 and 11.14, proceed to protect and enforce its rights and the rights of any Series of Certificateholders under this Agreement by a suit, action or proceeding in equity or at law or otherwise, whether for the specific performance of any covenant or agreement contained in this Agreement or in aid of the execution of any power granted in this Agreement or for the enforcement of any other legal, equitable or other remedy as the Trustee, being advised by counsel, shall deem most effectual to protect and enforce any of the rights of the Trustee or any Series of Certificateholders.

Section 11.14. Rights of Certificateholders to Direct Trustee. Subject to Sections 2.10 and 14.02, Holders of Investor Certificates evidencing Undivided Interests aggregating more than 50% of the Aggregate Investor Interest (or, with respect to any remedy, trust or power that does not relate to all Series, 50% of the Aggregate Investor Interest of the Investor Certificates of all Series to which such remedy, trust or power relates) shall have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee; provided, however, that, subject to Section 11.01, the Trustee shall have the right to decline to follow any such direction if the Trustee being advised by counsel determines that the action so directed may not lawfully be taken, or if the Trustee in good faith shall, by a Responsible Officer or Responsible Officers of the Trustee, determine that the proceedings so directed would be illegal or involve it in personal liability or be unduly prejudicial to the rights of Certificateholders not parties to such direction; and provided further that nothing in this Agreement shall impair the

right of the Trustee to take any action deemed proper by the Trustee and which is not inconsistent with such direction of such Holders of Investor Certificates.

Section 11.15. Representations and Warranties of Trustee. The Trustee represents and warrants that:

(i)   the Trustee is a banking corporation organized, existing and authorized to engage in the business of banking under the laws of the State of New York;

(ii)   the Trustee has full power, authority and right to execute, deliver and perform this Agreement, and has taken all necessary action to authorize the execution, delivery and performance by it of this Agreement; and

(iii)   this Agreement has been duly executed and delivered by the Trustee.

Section 11.16.   Maintenance of Office or Agency. The Trustee will maintain at its expense in the City of New York an office or offices, or agency or agencies, where notices and demands to or upon the Trustee in respect of the Certificates and this Agreement may be served. The Trustee initially appoints its Corporate Trust Office as its office for such purposes in New York. The Trustee will give prompt written notice to the Servicer, the Transferor, and Certificateholders (or in the case of Holders of Bearer Certificates, in the manner provided for in the related Supplement) of any change in the location of the Certificate Register or any such office or agency.

[End of Article XI]

ARTICLE XII

TERMINATION

Section 12.01.   Termination of Trust.

(a)   The respective obligations and responsibilities of the Transferor, the Servicer and the Trustee created hereby (other than the obligation of the Trustee to make payments to Certificateholders as hereafter set forth) shall terminate, except with respect to the duties described in Section 11.05 and subsections 2.04(c) and 12.03(b), on the Trust Termination Date; provided, however, that the Trust shall not terminate on the date specified in clause (i) of the definition of "Trust Termination Date" if each of the Transferor and the Holder of the Transferor Certificate notify the Trustee in writing, not later than five Business Days preceding such date, that they desire that the Trust not terminate on such date, which notice (such notice, a "Trust Extension") shall specify the date on which the Trust shall terminate (such date, the "Extended Trust Termination Date"); provided, however, that the Extended Trust Termination Date shall be not later than August 31, 2064. The Transferor and the Holder of the Transferor Certificate may, on any date following the Trust Extension, so long as no Series of Certificates is outstanding, deliver a notice in writing to the Trustee changing the Extended Trust Termination Date.

(b)   All principal or interest with respect to any Series of Investor Certificates shall be due and payable no later than the Series Termination Date with respect to such Series. Unless otherwise provided in a Supplement, in the event that the Investor Interest of any Series of Certificates is greater than zero on its Series Termination Date (after giving effect to all transfers, withdrawals, deposits and drawings to occur on such date and the payment of principal to be made on such Series on such date), the Trustee will sell or cause to be sold, and pay the proceeds first, to all Certificateholders of such Series pro rata and in accordance with the priority for each Class within such Series as provided in the related Supplement, in final payment of all principal of and accrued interest on such Series of Certificates, and second, as provided in the related Supplement, an amount of Principal Receivables and the related Finance Charge Receivables (or interests therein) up to 110% of the sum of the Investor Interest of such Series plus the Enhancement Invested Amount or the Collateral Interest (if not included in the Investor Interest) of such Series, if any, at the close of business on such date (but not more than the applicable Investor Percentage of Principal Receivables and the related Finance Charge Receivables on such date for such Series). The Trustee shall notify each Credit Enhancement Provider of the proposed sale of such Receivables and shall provide each Credit Enhancement Provider an opportunity to bid on such Receivables. Neither the Transferor nor any Affiliate of the Transferor nor any agent of the Transferor shall be permitted to purchase such Receivables in such case. Any proceeds of such sale in excess of such principal and interest paid and such other amounts paid pursuant to the related Supplement shall be paid to the Holder of the Transferor Certificate. Upon such Series Termination Date with respect to the applicable Series of Certificates, final payment of all amounts allocable to any Investor Certificates of such Series shall be made in the manner provided in Section 12.03.

(c)   The Trust shall not be terminated or revoked except in accordance with this Section 12.01. The dissolution, termination, bankruptcy, conservatorship, or receivership of the Transferor, the Servicer, or any Certificateholder shall not result in the termination or dissolution of the Trust.

Section 12.02. Optional Purchase.

(a)   If so provided in any Supplement, the Transferor (so long as the Transferor is the Servicer or an Affiliate of the Servicer) may, but shall not be obligated to, cause a final distribution to be made in respect of the related Series of Certificates on a Distribution Date specified in such Supplement by depositing into the Distribution Account or the applicable Series Account, not later than the Transfer Date preceding such Distribution Date, for application in accordance with Section 12.03, the amount specified in such Supplement; provided, however that if the short-term deposits or long-term unsecured debt obligations of the Transferor are not rated at the time of such purchase of Receivables at least P-3 or Baa3, respectively, by Moody's, no such event shall occur unless the Transferor shall deliver an Opinion of Counsel reasonably acceptable to the Trustee that such deposit into the Distribution Account or any Series Account as provided in the related Supplement would not constitute a fraudulent conveyance of the Transferor.

(b)   The amount deposited pursuant to subsection 12.02(a) shall be paid to the Investor Certificateholders of the related Series pursuant to Section 12.03 on the related Distribution Date following the date of such deposit. All Certificates of a Series which are purchased by the Transferor pursuant to subsection 12.02(a) shall be delivered by the Transferor upon such purchase to, and be canceled by, the Transfer Agent and Registrar and be disposed of in a manner satisfactory to the Trustee and the Transferor. The Investor Interest of each Series which is purchased by the Transferor pursuant to subsection 12.02(a) shall, for the purposes of the definition of "Transferor Interest," be deemed to be equal to zero on the Distribution Date following the making of the deposit, and the Transferor Interest shall thereupon be deemed to have been increased by the Investor Interest of such Series.

Section 12.03.   Final Payment with Respect to any Series.

(a)   Written notice of any termination, specifying the Distribution Date upon which the Investor Certificateholders of any Series may surrender their Certificates for payment of the final distribution with respect to such Series and cancellation, shall be given (subject to at least two Business Days' prior notice from the Transferor or the Servicer to the Trustee) by the Trustee to Investor Certificateholders of such Series mailed not later than the fifth day of the month of such final distribution (or in the manner provided by the Supplement relating to such Series) specifying (i) the Distribution Date (which shall be the Distribution Date in the month (x) in which the deposit is made pursuant to subsection 2.04(e), 10.02(a), or 12.02(a) of this Agreement or such other section as may be specified in the related Supplement, or (y) in which the related Series Termination Date occurs) upon which final payment of such Investor Certificates will be made upon presentation and surrender of such Investor Certificates at the office or offices therein designated (which, in the case of Bearer Certificates, shall be outside the United States), (ii) the amount of any such final payment and (iii) that the Record Date otherwise

applicable to such Distribution Date is not applicable, payments being made only upon presentation and surrender of the Investor Certificates at the office or offices therein specified. The Servicer shall also deliver to the Trustee, as soon as is practicable but in any event not later than three Business Days after the Determination Date relating to the final payment described in the preceding sentence, an Officers' Certificate of the Servicer setting forth the information, to the extent available, specified in Article V of this Agreement covering the period during the then current calendar year through the date of such notice and setting forth the date of such final distribution. The Trustee shall give such notice to the Transfer Agent and Registrar and the Paying Agent at the time such notice is given to such Investor Certificateholders.

(b)   Notwithstanding the termination of the Trust pursuant to subsection 12.01(a) or the occurrence of the Series Termination Date with respect to any Series, all funds then on deposit in the Finance Charge Account, the Principal Account, the Distribution Account or any Series Account applicable to the related Series shall continue to be held in trust for the benefit of the Certificateholders of the related Series and the Paying Agent or the Trustee shall pay such funds to the Certificateholders of the related Series upon surrender of their Certificates (which surrenders and payments, in the case of Bearer Certificates, shall be made only outside the United States). In the event that all of the Investor Certificateholders of any Series shall not surrender their Certificates for cancellation within six months after the date specified in the above-mentioned written notice, the Trustee shall give a second written notice (or, in the case of Bearer Certificates, publication notice) to the remaining Investor Certificateholders of such Series upon receipt of the appropriate records from the Transfer Agent and Registrar to surrender their Certificates for cancellation and receive the final distribution with respect thereto. If within one and one-half years after the second notice with respect to a Series, all the Investor Certificates of such Series shall not have been surrendered for cancellation, the Trustee may take appropriate steps or may appoint an agent to take appropriate steps, to contact the remaining Investor Certificateholders of such Series concerning surrender of their Certificates, and the cost thereof shall be paid out of the funds in the Distribution Account or any Series Account held for the benefit of such Investor Certificateholders. The Trustee and the Paying Agent shall pay to the Transferor upon request any monies held by them for the payment of principal or interest which remains unclaimed for two years. After payment to the Transferor, Investor Certificateholders entitled to the money must look to the Transferor for payment as general creditors unless an applicable abandoned property law designates another Person.

(c)   All Certificates surrendered for payment of the final distribution with respect to such Certificates and cancellation shall be canceled by the Transfer Agent and Registrar and be disposed of in a manner satisfactory to the Trustee and the Transferor.

Section 12.04. Termination Rights of Holder of Transferor Certificate. Upon the termination of the Trust pursuant to Section 12.01, and after payment of all amounts due hereunder on or prior to such termination and the surrender of the Transferor Certificate, if applicable, the Trustee shall execute a written reconveyance substantially in the form of Exhibit H pursuant to which it shall reconvey to the Holder of the Transferor Certificate (without recourse, representation or warranty) all right, title and interest of the Trustee in the Receivables, whether then existing or thereafter created, all moneys due or to become due with respect to such Receivables (including all accrued interest theretofore posted as Finance Charge Receivables)

and all proceeds of such Receivables and all Interchange, Insurance Proceeds and Recoveries relating to such Receivables and the proceeds thereof, except for amounts held by the Trustee pursuant to subsection 12.03(b). The Trustee shall execute and deliver such instruments of transfer and assignment, in each case without recourse, as shall be reasonably requested by the Holder of the Transferor Certificate to vest in such Holder all right, title and interest which the Trust had in the Receivables.

<center>[End Of Article XII]</center>

ARTICLE XIII

MISCELLANEOUS PROVISIONS

Section 13.01. <u>Amendment</u>.

(a)   This Agreement or any Supplement may be amended in writing from time to time by the Servicer, the Transferor and the Trustee, without the consent of any of Certificateholders; <u>provided</u>, that such action shall not, as evidenced by an Opinion of Counsel for the Transferor addressed and delivered to the Trustee, adversely affect in any material respect the interests of any Investor Certificateholder; <u>provided further</u>, that each Rating Agency shall have notified the Transferor, the Servicer and the Trustee in writing that such action will not result in a reduction or withdrawal of the rating of any outstanding Series or Class to which it is a Rating Agency; <u>provided further</u>, that such action shall not effect a significant change in the Permitted Activities of the Trust. This Agreement or any Supplement may be amended in writing by the Servicer, the Transferor and the Trustee, without the consent of any of the Certificateholders (i) to provide for additional Credit Enhancement or substitute Credit Enhancement with respect to a Series (so long as the amount of such substitute Credit Enhancement, unless otherwise provided in any related Supplement, is equal to the original Credit Enhancement for such Series), (ii) to change the definition of Eligible Account, (iii) to provide for the addition to the Trust of a Participation, (iv) to replace Funding as Transferor with an Affiliate of Funding as Transferor and to make such other revisions and amendments incidental to such replacement, or (v) to replace BANA with an Affiliate of Funding as seller of Receivables to the Transferor under the Receivables Purchase Agreement and to make such other revisions and amendments incidental to such replacement; <u>provided</u>, that such action shall not, in the reasonable belief of the Transferor, as evidenced by an Officer's Certificate of the Transferor, adversely affect in any material respect the interests of any Investor Certificateholders; <u>provided further</u>, that each Rating Agency shall have notified the Transferor, the Servicer and the Trustee in writing that such action will not result in a reduction or withdrawal of the rating of any outstanding Series or Class to which it is a Rating Agency.

(b)   This Agreement or any Supplement may also be amended in writing from time to time by the Servicer, the Transferor and the Trustee (A) in the case of a significant change in the Permitted Activities of the Trust which is not materially adverse to Holders of Investor Certificates, with the consent of Holders of Investor Certificates evidencing Undivided Interests aggregating not less than 50% of the Investor Interest of each outstanding Series affected by such change, and (B) in all other cases with the consent of the Holders of Investor Certificates evidencing Undivided Interests aggregating not less than 66-2/3% of the Investor Interest of each outstanding Series adversely affected by such amendment for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or any Supplement or modifying in any manner the rights of Investor Certificateholders of any Series then issued and outstanding; <u>provided</u>, <u>however</u>, that no such amendment shall (i) reduce in any manner the amount of, or delay the timing of, distributions which are required to be made on any Investor Certificates of such Series without

the consent of each Investor Certificateholders of such Series, (ii) change the definition of or the manner of calculating the Investor Interest, the Investor Percentage or the Investor Default Amount of such Series without the consent of each Investor Certificateholder of such Series or (iii) reduce the aforesaid percentage required to consent to any such amendment, without the consent of each Investor Certificateholder of all Series adversely affected. The Trustee may, but shall not be obligated to, enter into any such amendment which affects the Trustee's rights, duties or immunities under this Agreement or otherwise.

(c) Notwithstanding anything in this Section 13.01 to the contrary, the Series Supplement with respect to any Series may be amended on the items and in accordance with the procedures provided in such Series Supplement.

(d) Promptly after the execution of any such amendment (other than an amendment pursuant to paragraph (a)), the Trustee shall furnish notification of the substance of such amendment to each Investor Certificateholder of each Series adversely affected and to each Rating Agency providing a rating for such Series.

(e) It shall not be necessary for the consent of Investor Certificateholders under this Section 13.01 to approve the particular form of any proposed amendment, but it shall be sufficient if such consent shall approve the substance thereof. The manner of obtaining such consents and of evidencing the authorization of the execution thereof by Investor Certificateholders shall be subject to such reasonable requirements as the Trustee may prescribe.

(f) Any Series Supplement executed and delivered pursuant to Section 6.09 and any amendments regarding the addition to or removal of Receivables from the Trust as provided in Sections 2.06 and 2.07, executed in accordance with the provisions hereof, shall not be considered amendments to this Agreement for the purpose of subsections 13.01(a) and (b). For clarification purposes only, although any Series Supplement executed and delivered pursuant to Section 6.09, any transfer to the Trustee of Receivables in Additional Accounts pursuant to Section 2.06 and any designation and removal of Receivables in Removed Accounts from the Trust pursuant to Section 2.07 shall not be considered amendments that require satisfaction of the conditions specified in either subsection 13.01(a) or (b) above, any other amendment to this Agreement which changes or modifies any of the provisions of Section 6.09, 2.06 or 2.07 shall require satisfaction of the conditions specified in subsection 13.01(a) or (b) above, as applicable.

(g) In connection with any amendment, the Trustee may request an Opinion of Counsel from the Transferor to the effect that the amendment complies with all requirements of this Agreement.

Section 13.02. Protection of Right, Title and Interest to Trust.

(a) The Transferor shall cause this Agreement, all amendments hereto and/or all financing statements and continuation statements and any other necessary documents covering the Certificateholders and the Trustee's right, title and interest to the Trust to be promptly recorded, registered and filed, and at all times to be kept recorded, registered and filed, all in such manner and in such places as may be required by law fully to preserve and protect the

right, title and interest of the Certificateholders or the Trustee, as the case may be, hereunder to all property comprising the Trust. The Transferor shall deliver to the Trustee file-stamped copies of, or filing receipts for, any document recorded, registered or filed as provided above, as soon as available following such recording, registration or filing.

(b)   Within 30 days after the Transferor makes any change in its name, identity or corporate structure which would make any financing statement or continuation statement filed in accordance with paragraph (a) above seriously misleading within the meaning of Section 9-506 of the Delaware UCC, the Transferor shall give the Trustee notice of any such change and shall file such financing statements or amendments as may be necessary to continue the perfection of the Trust's security interest in the Receivables and the proceeds thereof.

(c)   The Transferor will give the Trustee and the Servicer prompt written notice of any relocation of its chief executive office and whether, as a result of such relocation, the applicable provisions of the UCC would require the filing of any amendment of any previously filed financing or continuation statement or of any new financing statement and shall file such financing statements or amendments as may be necessary to continue the perfection of the Trust's security interest in the Receivables and the proceeds thereof. Each of the Transferor and the Servicer will at all times maintain its principal executive office within the United States of America.

(d)   The Transferor will deliver to the Trustee and with respect to clause (i) to Standard & Poor's and Fitch: (i) upon each date that any Additional Accounts are to be included in the Accounts pursuant to Section 2.06, an Opinion of Counsel substantially in the form of Exhibit E; and (ii) on or before March 31 of each year, beginning with March 31, 2015, an Opinion of Counsel, substantially in the form of Exhibit F.

Section 13.03. Limitation on Rights of Certificateholders.

(a)   The death or incapacity of any Certificateholder shall not operate to terminate this Agreement or the Trust, nor shall such death or incapacity entitle such Certificateholder's legal representatives or heirs to claim an accounting or to take any action or commence any proceeding in any court for a partition or winding up of the Trust, nor otherwise affect the rights, obligations and liabilities of the parties hereto or any of them.

(b)   No Certificateholder shall have any right to vote (except with respect to the Investor Certificateholders as provided in Section 13.01 hereof) or in any manner otherwise control the operation and management of the Trust, or the obligations of the parties hereto, nor shall anything herein set forth, or contained in the terms of the Certificates, be construed so as to constitute the Certificateholders from time to time as partners or members of an association; nor shall any Certificateholder be under any liability to any third person by reason of any action taken by the parties to this Agreement pursuant to any provision hereof.

(c)   No Certificateholder shall have any right by virtue of any provisions of this Agreement to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Agreement, unless such Certificateholder previously shall have given written

notice to the Trustee, and unless the Holders of Certificates evidencing Undivided Interests aggregating more than 50% of the Investor Interest of any Series which may be adversely affected but for the institution of such suit, action or proceeding, shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the Trustee, for 60 days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding; it being understood and intended, and being expressly covenanted by each Certificateholder with every other Certificateholder and the Trustee, that no one or more Certificateholders shall have the right in any manner whatever by virtue or by availing itself or themselves of any provisions of this Agreement to affect, disturb or prejudice the rights of the Certificateholders of any other of the Certificates, or to obtain or seek to obtain priority over or preference to any other such Certificateholder, or to enforce any right under this Agreement, except in the manner herein provided and for the equal, ratable and common benefit of all Certificateholders. For the protection and enforcement of the provisions of this Section 13.03, each and every Certificateholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Section 13.04. Governing Law; Submission to Jurisdiction; Agent for Service of Process. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto declare that it is their intention that this Agreement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees (a) that this Agreement involves at least $100,000.00, and (b) that this Agreement has been entered into by the parties hereto in express reliance upon 6 DEL. C. § 2708. Each of the parties hereto hereby irrevocably and unconditionally agrees (a) to be subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (b)(1) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party's agent for acceptance of legal process, and (2) that, to the fullest extent permitted by applicable law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to (b)(1) or (2) above shall, to the fullest extent permitted by applicable law, have the same legal force and effect as if served upon such party personally within the State of Delaware.

Section 13.05. Notices. All demands, notices and communications hereunder shall be in writing and shall be deemed to have been duly given if personally delivered at, sent by facsimile or electronic transmission to, sent by courier at or mailed by registered mail, return receipt requested, to (a) in the case of the Transferor, to BA Credit Card Funding, LLC, 214 North Tryon Street, Suite #21-39, NC1-027-21-04, Charlotte, North Carolina 28255, Attention: Joseph Lombardi, with a copy to (i) Bank of America, National Association, 214 North Tryon Street, Mail Code: NC1-027-20-05, Charlotte, North Carolina 28255, Attention: Greg Lumelsky and (ii) BA Credit Card Funding, LLC, 1020 North French Street, Mail Code: DE5-002-02-06, Wilmington, DE 19884, Attention: Amy Burg, (b) in the case of the Servicer, to

Bank of America, National Association, 1020 North French Street, Mail Code: DE5-002-02-06, Wilmington, DE 19884, Attention: Scott McCarthy, with a copy to Bank of America, National Association, 214 North Tryon Street, Mail Code: NC1-027-20-05, Charlotte, North Carolina 28255, Attention: Greg Lumelsky, (c) in the case of the Trustee, to the Corporate Trust Office, (d) in the case of the Credit Enhancement Provider for a particular Series, the address, if any, specified in the Supplement relating to such Series and (e) in the case of the Rating Agency for a particular Series, the address, if any, specified in the Supplement relating to such Series; or, as to each party, at such other address as shall be designated by such party in a written notice to each other party. Unless otherwise provided with respect to any Series in the related Supplement any notice required or permitted to be mailed to a Certificateholder shall be given by first class mail, postage prepaid, sent by facsimile, sent by electronic transmission or personally delivered to each Certificateholder, at the address of such Certificateholder as shown in the Certificate Register, or with respect to any notice required or permitted to be made to the Holders of Bearer Certificates, by publication in the manner provided in the related Supplement. If and so long as any Series or Class is listed on the Luxembourg Stock Exchange and such Exchange shall so require, any Notice to Investor Certificateholders shall be published in an authorized newspaper of general circulation in Luxembourg within the time period prescribed in this Agreement. Any notice so mailed, sent by facsimile, electronic transmission or delivered in the manner herein provided and within the time prescribed in this Agreement shall be conclusively presumed to have been duly given, whether or not the Certificateholder receives such notice.

Section 13.06. Severability of Provisions. If any one or more of the covenants, agreements, provisions or terms of this Agreement shall for any reason whatsoever be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement or of the Certificates or rights of the Certificateholders thereof.

Section 13.07. Assignment. Notwithstanding anything to the contrary contained herein, except as provided in Section 8.02, this Agreement may not be assigned by the Servicer without the prior consent of Holders of Investor Certificates evidencing Undivided Interests aggregating not less than 66 2/3% of the Investor Interest of each Series on a Series by Series basis.

Section 13.08. Certificates Non-Assessable and Fully Paid. It is the intention of the parties to this Agreement that the Certificateholders shall not be personally liable for obligations of the Trust, that the Undivided Interests represented by the Certificates shall be non-assessable for any losses or expenses of the Trust or for any reason whatsoever, and that Certificates upon authentication thereof by the Trustee pursuant to Sections 2.01 and 6.02 are and shall be deemed fully paid.

Section 13.09. Further Assurances. The Transferor and the Servicer agree to do and perform, from time to time, any and all acts and to execute any and all further instruments required or reasonably requested by the Trustee more fully to effect the purposes of this Agreement, including, without limitation, the authorization by the Transferor of any

financing statements or continuation statements relating to the Receivables for filing under the provisions of the UCC of any applicable jurisdiction.

Section 13.10. No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Trustee, any Credit Enhancement Provider or the Investor Certificateholders, any right, remedy, power or privilege hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exhaustive of any rights, remedies, powers and privileges provided by law.

Section 13.11. Counterparts. This Agreement may be executed in two or more counterparts (and by different parties on separate counterparts), each of which shall be an original, but all of which together shall constitute one and the same instrument.

Section 13.12. Third-Party Beneficiaries. This Agreement will inure to the benefit of and be binding upon the parties hereto, the Certificateholders and, to the extent provided in the related Supplement, to the Credit Enhancement Provider named therein, and their respective successors and permitted assigns. Except as otherwise provided in this Article XIII and Section 8.04, no other Person will have any right or obligation hereunder.

Section 13.13. Actions by Certificateholders.

(a)   Wherever in this Agreement a provision is made that an action may be taken or a notice, demand or instruction given by Investor Certificateholders, such action, notice or instruction may be taken or given by any Investor Certificateholder, unless such provision requires a specific percentage of Investor Certificateholders.

(b)   Any request, demand, authorization, direction, notice, consent, waiver or other act by a Certificateholder shall bind such Certificateholder and every subsequent holder of such Certificate issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done or omitted to be done by the Trustee, the Transferor or the Servicer in reliance thereon, whether or not notation of such action is made upon such Certificate.

Section 13.14. Rule 144A Information. For so long as any of the Investor Certificates of any Series or any Class are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, each of the Transferor, the Servicer, the Trustee and the Credit Enhancement Provider for such Series agree to cooperate with each other to provide to any Investor Certificateholders of such Series or Class and to any prospective purchaser of Certificates designated by such an Investor Certificateholder upon the request of such Investor Certificateholder or prospective purchaser, any information required to be provided to such holder or prospective purchaser to satisfy the condition set forth in Rule 144A(d)(4) under the Securities Act.

Section 13.15. <u>Merger and Integration</u>. Except as specifically stated otherwise herein, this Agreement sets forth the entire understanding of the parties relating to the subject matter hereof, and all prior understandings, written or oral, are superseded by this Agreement. This Agreement may not be modified, amended, waived or supplemented except as provided herein.

Section 13.16. <u>Headings</u>. The headings herein are for purposes of reference only and shall not otherwise affect the meaning or interpretation of any provision hereof.

Section 13.17. <u>Nonpetition Covenant</u>. To the fullest extent permitted by applicable law, notwithstanding any prior termination of this Agreement, neither the Servicer, the Trustee, the Certificateholders nor the Transferor shall, prior to the date which is one year and one day after the termination of this Agreement, acquiesce, petition or otherwise invoke or cause the Trust to invoke the process of any Governmental Authority for the purpose of commencing or sustaining a case against the Trust under any Debtor Relief Law or appointing a receiver, conservator, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the Trust or any substantial part of its property or ordering the winding-up or liquidation of the affairs of the Trust.

To the fullest extent permitted by applicable law, notwithstanding any prior termination of this Agreement, neither the Servicer, the Trustee nor the Certificateholders shall institute, or join in instituting a proceeding against the Transferor under any Debtor Relief Law or other proceedings under any United States federal or state bankruptcy or similar law.

Section 13.18. <u>Intention of Parties</u>. For purposes of complying with the requirements of the Asset-Backed Securities Facilitation Act of the State of Delaware, 6 <u>DEL. C.</u> § 2701A, <u>et</u> <u>seq</u>. (the "<u>Securitization Act</u>"), each of the parties hereto hereby agrees that:

(a)   Any property, assets or rights purported to be transferred, in whole or in part, by the Transferor pursuant to this Agreement (including each Assignment) shall be deemed to no longer be the property, assets or rights of the Transferor;

(b)   None of the Transferor, its creditors or, in any insolvency proceeding with respect to the Transferor or the Transferor's property, a bankruptcy trustee, receiver, debtor, debtor in possession or similar person, to the extent the issue is governed by Delaware law, shall have any rights, legal or equitable, whatsoever to reacquire (except pursuant to a provision of this Agreement), reclaim, recover, repudiate, disaffirm, redeem or recharacterize as property of the Transferor any property, assets or rights purported to be transferred, in whole or in part, by the Transferor pursuant to this Agreement (including each Assignment);

(c)   In the event of a bankruptcy, receivership or other insolvency proceeding with respect to the Transferor or the Transferor's property, to the extent the issue is governed by Delaware law, such property, assets and rights shall not be deemed to be part of the Transferor's property, assets, rights or estate; and

(d)   The transactions contemplated by this Agreement shall constitute a "securitization transaction" as such term is used in the Securitization Act.

Section 13.19. <u>Fiscal Year</u>. The fiscal year of the Trust will end on the last day of December of each year.

[End of Article XIII]

ARTICLE XIV

ASSET REPRESENTATIONS REVIEW TRIGGERS

Section 14.01. Delinquency Trigger.

(a)   The Servicer or the Transferor shall, on behalf of the Trust, provide written notice to the Trustee and disclose the occurrence of any Delinquency Trigger in the distribution report on Form 10-D for the distribution period in which such Delinquency Trigger occurs.

(b)   The Transferor shall review and may adjust the Delinquency Trigger Rate upon the occurrence of any of the following events: (i) the filing of a registration statement with the Commission relating to any Notes (as defined in the Series 2001-D Supplement hereto) or Investor Certificates to be offered and sold from time to time by the Transferor; and (ii) a change in law or regulation (including any new or revised interpretation of an existing law or regulation) that, in the Transferor's judgment, could reasonably be expected to have a material effect on the delinquency rate for Obligor payments on the Accounts or the manner by which delinquencies are defined or determined; provided, however, that for so long as a Delinquency Trigger has occurred and is continuing, a review of the Delinquency Trigger Rate that would otherwise be required as specified above will be delayed until the date on which the Servicer or the Transferor shall, on behalf of the Trust, report in the applicable distribution report on Form 10-D that the Delinquency Trigger is no longer continuing.

(c)   In the case of a review of the Delinquency Trigger Rate undertaken upon the occurrence of an event described in clause (i) of subsection 14.01(b), the Transferor may increase or decrease the Delinquency Trigger Rate by any amount it reasonably determines to be appropriate based on the composition of the Receivables at the time of the review. In the case of a review undertaken upon the occurrence of any event described in clause (ii) of subsection 14.01(b), the Transferor may increase or decrease the Delinquency Trigger Rate by any amount it reasonably determines to be appropriate as a result of the related change in law or regulation. The Servicer or the Transferor shall, on behalf of the Trust, disclose the Delinquency Trigger Rate, as adjusted, in the distribution report on Form 10-D for the distribution period in which the adjustment occurs, which report shall also include a description of how the adjusted Delinquency Trigger Rate was determined to be appropriate.

Section 14.02. Investor Action to Initiate an Asset Representations Review.

(a)   Within 90 days following the date on which the Servicer or the Transferor, on behalf of the Trust, discloses the occurrence of a Delinquency Trigger pursuant to subsection 14.01(a), Holders of Investor Certificates holding at least 5% of the aggregate unpaid principal amount of all outstanding Investor Certificates may submit a written petition to the Transferor and the Trustee directing that a vote be taken on whether to initiate an Asset Representations

Review. For the avoidance of doubt, for so long as a Delinquency Trigger has occurred and is continuing, a new 90-day petition period shall commence each month, beginning on the date on which the Servicer or the Transferor, on behalf of the Trust, discloses in the related distribution report on Form 10-D that the Delinquency Trigger is continuing.

(b)   If Holders of Investor Certificates submit a written petition directing that a vote be taken in accordance with subsection 14.02(a), then the Trustee shall (i) promptly provide written notice of such direction to all Holders of Investor Certificates by delivering notice of such direction to Holders of Investor Certificates at their addresses appearing on the Certificate Register and (ii) conduct a solicitation of votes of Holders of Investor Certificates to initiate a review, which solicitation of votes shall occur within 90 days of the delivery of such notice by the Trustee. If (x) a vote in which an Asset Review Quorum participates occurs within such 90-day period and (y) Holders of Investor Certificates holding more than 50% of the aggregate unpaid principal amount of all outstanding Investor Certificates casting a vote direct that a review be undertaken, then the Trustee shall promptly provide written notice to the Transferor, the Servicer, BANA, and Holders of Investor Certificates in the same manner as described above. Upon receipt of such notice from the Trustee, the Servicer will promptly provide written notice to the Asset Representations Reviewer and an Asset Representations Review will commence in accordance with the terms set forth in the Asset Representations Review Agreement.

(c)   Notwithstanding any provisions of this Article XIV to the contrary, and subject to the additional requirements and conditions set forth in this Article XIV, for so long as a petition to direct that a vote be taken, a vote itself, or an Asset Representations Review is underway in accordance with subsection 14.02(a), subsection 14.02(b), or the terms of the Asset Representations Review Agreement, respectively, Holders of Investor Certificates may not initiate another petition, vote, or Asset Representations Review unless and until such prior petition, vote, or Asset Representations Review is completed. For purposes of this subsection 14.02(c):

(i)   a petition will be considered completed only (A) if the petition does not result in a vote, (B) if a vote occurs, such vote does not result in an Asset Representations Review, or (C) if an Asset Representations Review occurs, at such time as the Servicer or the Transferor, on behalf of the Trust, includes a summary of the Asset Representations Reviewer's final report setting out the findings of its Asset Representations Review in a distribution report on Form 10-D in accordance with the terms of the Asset Representations Review Agreement;

(ii)   a vote will be considered completed only (A) if the vote does not result in an Asset Representations Review or (B) if an Asset Representations Review occurs, at such time as the Servicer or the Transferor, on behalf of the Trust, includes a summary of the Asset Representations Reviewer's final report setting out the findings of its Asset Representations Review in a distribution report on Form 10-D in accordance with the terms of the Asset Representations Review Agreement; and

(iii)   an Asset Representations Review will be considered completed only at such time as the Servicer or the Transferor, on behalf of the Trust, includes a summary of the Asset Representations Reviewer's final report setting out the findings of its Asset Representations Review in a distribution report on Form 10-D in accordance with the terms of the Asset Representations Review Agreement.

(d)   If at the completion of an Asset Representations Review undertaken in accordance with the terms set forth in the Asset Representations Review Agreement, the Asset Representations Reviewer's findings and conclusions indicate that any Receivables reviewed did not comply with the related representations and warranties, the Transferor shall investigate any such findings of non-compliance contained in the report and make a determination regarding whether any such non-compliance constitutes a breach of any contractual provision of this Agreement or the Receivables Purchase Agreement. If the Transferor determines that such a breach has occurred, it will provide notice of such breach to the Servicer and the Trustee.

[End of Article XIV]

IN WITNESS WHEREOF, the Transferor, the Servicer and the Trustee have caused this Agreement to be duly executed by their respective officers as of the day and year first above written.

BA CREDIT CARD FUNDING, LLC,
   Transferor

By: _____
   Name:
   Title:

BANK OF AMERICA, NATIONAL
   ASSOCIATION (successor by merger to
   FIA Card Services, National Association),
   Servicer

By: _____
   Name:
   Title:

THE BANK OF NEW YORK MELLON,
   Trustee

By: _____
   Name:
   Title:

TRANSFEROR CERTIFICATE

No. 1   One Unit

BA MASTER CREDIT CARD TRUST II
ASSET BACKED CERTIFICATE

THIS CERTIFICATE WAS ISSUED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY BE SOLD ONLY PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER THE ACT OR AN EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE ACT. IN ADDITION, THE TRANSFER OF THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN. A COPY OF THE POOLING AND SERVICING AGREEMENT WILL BE FURNISHED TO THE HOLDER OF THIS CERTIFICATE BY THE TRUSTEE UPON WRITTEN REQUEST.


This Certificate represents an
Undivided Interest in the
BA Master Credit Card Trust II


Evidencing an Undivided Interest in a trust, the corpus of which consists of a portfolio of MasterCard®, VISA® and American Express®* credit card receivables generated or acquired by Bank of America, National Association and other assets and interests constituting the Trust under the Pooling and Servicing Agreement described below.


(Not an interest in or an obligation of
Bank of America, National Association
or any Affiliate thereof.)


This certifies that BA CREDIT CARD FUNDING, LLC (the "Holder") is the registered owner of an undivided interest in BA Master Credit Card Trust II (the "Trust"), the corpus of which consists of a portfolio of receivables (the "Receivables") now existing or hereafter created under selected MasterCard®, VISA® and American Express® credit card accounts (the "Accounts") of Bank of America, National Association (successor by merger to FIA Card Services, National Association) (the "Servicer") a national banking association organized under the laws of the United States, all monies due or to become due in payment of the Receivables (including all Finance Charge Receivables), all proceeds of such Receivables and Insurance Proceeds relating to the Receivables, the other assets and interests constituting the Trust and the proceeds thereof pursuant to a Fourth Amended and Restated Pooling and

---

*   MasterCard, VISA and American Express are registered trademarks of MasterCard International Incorporated, VISA International Service Association, and American Express Company, respectively.

Servicing Agreement dated as of [November 23, 2015], as supplemented by any Supplement relating to a Series of Investor Certificates (the "Pooling and Servicing Agreement"), by and among BA Credit Card Funding, LLC, as Transferor, Bank of America, National Association (successor by merger to FIA Card Services, National Association), as Servicer, and The Bank of New York Mellon, as Trustee (the "Trustee"), a summary of certain of the pertinent provisions of which is set forth herein below.

To the extent not defined herein, the capitalized terms used herein have the meanings assigned to them in the Pooling and Servicing Agreement. This Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Holder by virtue of the acceptance hereof assents and by which the Holder is bound.

This Certificate has not been registered or qualified under the Securities Act of 1933, as amended, or any state securities law. No sale, transfer or other disposition of this Certificate shall be permitted other than in accordance with the provisions of Section 6.03, 6.09 or 7.02 of the Pooling and Servicing Agreement.

The Receivables consist of Principal Receivables which arise generally from the purchase of goods and services and of amounts advanced to cardholders as cash advances, and of Finance Charge Receivables which arise generally from Periodic Finance Charges and other fees and charges, as more fully specified in the Pooling and Servicing Agreement.

This Certificate is the Transferor Certificate (the "Certificate"), which represents an Undivided Interest in the Trust, including the right to receive the Collections and other amounts at the times and in the amounts specified in the Pooling and Servicing Agreement to be paid to the Holder of the Transferor Certificate. The aggregate interest represented by this Certificate in the Principal Receivables in the Trust shall not at any time exceed the Transferor Interest at such time. In addition to this Certificate, Series of Investor Certificates will be issued to investors pursuant to the Pooling and Servicing Agreement, each of which will represent an Undivided Interest in the Trust. This Certificate shall not represent any interest in the Investor Accounts, any Series Accounts or any Credit Enhancement, except to the extent provided in the Pooling and Servicing Agreement. The Transferor Interest on any date of determination will be an amount equal to the aggregate amount of Principal Receivables at the end of the day immediately prior to such date of determination minus the Aggregate Investor Interest at the end of such day.

The Servicer shall deposit all Collections in the Collection Account as promptly as possible after the Date of Processing of such Collections, but in no event later than the second Business Day following such Date of Processing (except as provided below and except as provided in any Supplement to the Pooling and Servicing Agreement). Unless otherwise stated in any Supplement, throughout the existence of the Trust, the Servicer shall allocate to the Holder of the Certificate an amount equal to the product of (A) the Transferor Percentage and (B) the aggregate amount of such Collections allocated to Principal Receivables and Finance Charge Receivables, respectively, in respect of each Monthly Period. Notwithstanding the first sentence of this paragraph, the Servicer need not deposit this amount or any other amounts so

allocated to the Certificate pursuant to the Pooling and Servicing Agreement into the Collection Account and shall pay, or be deemed to pay, such amounts as collected to the Holder of the Certificate.

Bank of America, National Association, as Servicer, is entitled to receive as servicing compensation a monthly servicing fee. The portion of the servicing fee which will be allocable to the Holder of the Certificate pursuant to the Pooling and Servicing Agreement will be payable by the Holder of the Certificate and neither the Trust nor the Trustee or the Investor Certificateholders will have any obligations to pay such portion of the servicing fee.

This Certificate does not represent an obligation of, or any interest in, the Transferor or the Servicer, and neither the Certificates nor the Accounts or Receivables are insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. This Certificate is limited in right of payment to certain Collections respecting the Receivables, all as more specifically set forth hereinabove and in the Pooling and Servicing Agreement.

Upon the termination of the Trust pursuant to Section 12.01 of the Pooling and Servicing Agreement, the Trustee shall assign and convey to the Holder of the Certificate (without recourse, representation or warranty) all right, title and interest of the Trustee in the Receivables, whether then existing or thereafter created, all monies due or to become due with respect thereto (including all accrued interest theretofore posted as Finance Charge Receivables) and all proceeds thereof and Insurance Proceeds relating thereto and Interchange allocable to the Trust pursuant to any Supplement, except for amounts held by the Trustee pursuant to subsection 12.03(b) of the Pooling and Servicing Agreement. The Trustee shall execute and deliver such instruments of transfer and assignment, in each case without recourse, as shall be reasonably requested by the Holder of the Certificate to vest in such Holder all right, title and interest which the Trustee had in the Receivables.

Unless the certificate of authentication hereon has been executed by or on behalf of the Trustee, by manual signature, this Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement, or be valid for any purpose.

This Certificate shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

IN WITNESS WHEREOF BA Credit Card Funding, LLC has caused this Certificate to be duly executed under its official seal.

By: _____
        Authorized Officer

[SEAL]

Trustee's Certificate of Authentication

<u>CERTIFICATE OF AUTHENTICATION</u>

This is the Transferor Certificate referred to in the within-mentioned Pooling and Servicing Agreement.

THE BANK OF NEW YORK MELLON,
   as Trustee

By: _____
   Authorized Officer

FORM OF ASSIGNMENT OF RECEIVABLES IN ADDITIONAL ACCOUNTS

ASSIGNMENT No. _____ OF RECEIVABLES IN ADDITIONAL ACCOUNTS, dated as of _____ ___, ____ (this "Assignment"), by and among BANK OF AMERICA, NATIONAL ASSOCIATION, a national banking association, as Servicer (the "Servicer"), BA CREDIT CARD FUNDING, LLC, a Delaware limited liability company ("Funding"), and THE BANK OF NEW YORK MELLON, a banking corporation organized and existing under the laws of the State of New York (the "Trustee"), pursuant to the Pooling and Servicing Agreement referred to below.

W I T N E S S E T H:

WHEREAS, Funding, the Servicer and the Trustee are parties to the Fourth Amended and Restated Pooling and Servicing Agreement, dated as of [November 23, 2015] (hereinafter as such agreement may have been, or may from time to time be, amended, supplemented or otherwise modified, the "Pooling and Servicing Agreement");

WHEREAS, pursuant to the Pooling and Servicing Agreement, Funding wishes to designate Additional Accounts of Funding to be included as Accounts and to convey the Receivables of such Additional Accounts, whether now existing or hereafter created, to the Trustee as part of the corpus of the Trust (as each such term is defined in the Pooling and Servicing Agreement); and

WHEREAS, the Trustee is willing to accept such designation and conveyance subject to the terms and conditions hereof;

NOW, THEREFORE, Funding, the Servicer and the Trustee hereby agree as follows:

1.   Defined Terms. All terms defined in the Pooling and Servicing Agreement and used herein shall have such defined meanings when used herein, unless otherwise defined herein.

"Addition Date" shall mean, with respect to the Additional Accounts designated hereby, _____, ____.

"Notice Date" shall mean, with respect to the Additional Accounts designated hereby, _____, ____ (which shall be a date on or prior to the fifth Business Day prior to the Addition Date with respect to additions pursuant to subsection 2.06(a) of the Pooling and Servicing Agreement and the tenth Business Day prior to the Addition Date with respect to additions pursuant to subsection 2.06(b) of the Pooling and Servicing Agreement).

2. <u>Designation of Additional Accounts</u>. Funding shall deliver to the Trustee not later than five Business Days after the Addition Date, an Account Schedule containing a true and complete list of each MasterCard®, VISA® and American Express® account which as of the Addition Date shall be deemed to be an Additional Account, such accounts being identified by account number and by the amount of Receivables in such accounts as of the close of business on the Addition Date. Such list shall be delivered five Business Days after the date of this Agreement and shall be marked as Schedule 1 to this Assignment and, as of the Addition Date, shall be incorporated into and made a part of this Assignment and the Pooling and Servicing Agreement.

3. <u>Conveyance of Receivables</u>.

(a) Funding does hereby transfer, assign, set-over and otherwise convey to the Trustee for the benefit of the Certificateholders, without recourse on and after the Addition Date, all right, title and interest of Funding in and to the Receivables now existing and hereafter created in the Additional Accounts (including all related Transferred Accounts) designated hereby, all monies due or to become due with respect thereto (including all Finance Charge Receivables) all Interchange allocable to the Trust as provided in the Pooling and Servicing Agreement, and all proceeds of such Receivables, Insurance Proceeds and Recoveries relating to such Receivables and the proceeds thereof.

(b) In connection with such transfer, Funding agrees to record and file, at its own expense, a financing statement with respect to the Receivables now existing and hereafter created in the Additional Accounts designated hereby (which may be a single financing statement with respect to all such Receivables) for the transfer of accounts as defined in the Delaware UCC meeting the requirements of applicable state law in such manner and such jurisdictions as are necessary to perfect the assignment of such Receivables to the Trustee, and to deliver a file-stamped copy of such financing statement or other evidence of such filing (which may, for purposes of this Section 3, consist of telephone confirmation of such filing) to the Trustee on or prior to the date of this Agreement.

(c) In connection with such transfer, Funding further agrees, at its own expense, on or prior to the date of this Assignment to indicate in its books and records (including the appropriate computer files) that Receivables created in connection with the Additional Accounts designated hereby and the related Trust assets have been transferred to the Trustee pursuant to this Assignment for the benefit of the Certificateholders.

(d) In connection with such transfer, the Servicer, as Account Owner, agrees to identify the Additional Accounts in the Pool Index File with the designation of either "1994-MT" or "1994MT".

(e) The parties hereto intend that each transfer of Receivables and other property pursuant to this Assignment constitute a sale, and not a secured borrowing, for accounting purposes. If, and to the extent that, notwithstanding such intent the

B-2

transfer pursuant to this Assignment is not deemed to be a sale, the Transferor shall be deemed hereunder to have granted and does hereby grant to the Trustee a first priority perfected security interest in all of the Transferor's right, title and interest in, to and under the Receivables now existing and hereafter created in the Additional Accounts designated hereby, all moneys due or to become due with respect thereto (including all Finance Charge Receivables) and all proceeds of such Receivables, all Insurance Proceeds and Recoveries relating to such Receivables and the proceeds thereof, and this Assignment shall constitute a security agreement under applicable law.

4.   Acceptance by Trustee. The Trustee hereby acknowledges its acceptance on behalf of the Trust for the benefit of the Certificateholders of all right, title and interest previously held by Funding in and to the Receivables now existing and hereafter created, and declares that it shall maintain such right, title and interest, upon the Trust herein set forth, for the benefit of all Certificateholders.

5.   Representations and Warranties of Funding. Funding hereby represents and warrants to the Trustee as of the Addition Date:

(a)   Legal Valid and Binding Obligation. This Assignment constitutes a legal, valid and binding obligation of Funding enforceable against Funding in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect affecting the enforcement of creditors' rights in general and the rights of creditors in general and except as such enforceability may be limited by general principles of equity (whether considered in a suit at law or in equity).

(b)   Eligibility of Accounts and Receivables. Each Additional Account designated hereby is an Eligible Account and each Receivable in such Additional Account is an Eligible Receivable.

(c)   Selection Procedures. No selection procedures believed by Funding to be materially adverse to the interests of the Investor Certificateholders were utilized in selecting the Additional Accounts designated hereby from the available Eligible Accounts.

(d)   Insolvency. Funding is not insolvent and, after giving effect to the conveyance set forth in Section 3 of this Assignment, will not be insolvent.

(e)   Security Interest. This Assignment constitutes either: (i) a valid sale to the Trustee of the Receivables in the Additional Accounts or (ii) a grant of a security interest in favor of the Trustee in the Receivables in the Additional Accounts, and that sale or security interest is perfected under the Delaware UCC.

(f)   Additional Representations and Warranties of Funding. Funding, as Transferor, hereby makes the following additional representations and warranties. Such representations and warranties shall survive until the termination of the Pooling and

Servicing Agreement. Such representations and warranties speak as of the date that the Collateral (as defined below) is transferred to the Trustee but shall not be waived by any of the parties to this Assignment unless each Rating Agency shall have notified Funding, the Servicer and the Trustee in writing that such waiver will not result in a reduction or withdrawal of the rating of any outstanding Series or Class to which it is a Rating Agency.

        (i)   This Assignment creates a valid and continuing security interest (as defined in the Delaware UCC) in favor of the Trustee in the Receivables described in subsection 3(a) hereof (the "Collateral"), which security interest is prior to all other liens, and is enforceable as such as against creditors of and purchasers from Funding.

        (ii)   The Collateral constitutes "accounts" within the meaning of the Delaware UCC.

        (iii)   At the time of the transfer and assignment of the Collateral to the Trustee pursuant to this Assignment, Funding owned and had good and marketable title to such Collateral free and clear of any lien, claim or encumbrance of any Person.

        (iv)   Funding has caused or will have caused, within ten days of the initial execution of this Assignment, the filing of all appropriate financing statements in the proper filing office in the appropriate jurisdictions under applicable law in order to perfect the security interest in the related Collateral granted to the Trustee pursuant to this Assignment.

        (v)   Other than the security interest granted to the Trustee pursuant to this Assignment, Funding has not pledged, assigned, sold, granted a security interest in, or otherwise conveyed the Collateral. Funding has not authorized the filing of and is not aware of any financing statements against Funding that include a description of the Collateral other than any financing statement relating to the security interest granted to the Trustee pursuant to this Assignment or that has been terminated. Funding is not aware of any judgment or tax lien filings against Funding.

     6.   Conditions Precedent. The acceptance by the Trustee set forth in Section 4 and the amendment of the Pooling and Servicing Agreement set forth in Section 7 are subject to the satisfaction, on or prior to the Addition Date, of the following conditions precedent:

        (a)   Officer's Certificate. Funding shall have delivered to the Trustee a certificate of a Vice President or more senior officer substantially in the form of Schedule 2 hereto, certifying that (i) all requirements set forth in Section 2.06 of the Pooling and Servicing Agreement for designating Additional Accounts and conveying the Principal Receivables of such Account, whether now existing or hereafter created, have been satisfied and (ii) each of the representations and

warranties made by Funding in Section 5 is true and correct as of the Addition Date. The Trustee may conclusively rely on such Officer's Certificate, shall have no duty to make inquiries with regard to the matters set forth therein, and shall incur no liability in so relying.

(b) Opinion of Counsel. Funding shall have delivered to the Trustee an Opinion of Counsel with respect to the Additional Accounts designated hereby substantially in the form of Exhibit E to the Pooling and Servicing Agreement.

(c) Additional Information. Funding shall have delivered to the Trustee such information as was reasonably requested by the Trustee to satisfy itself as to the accuracy of the representation and warranty set forth in subsection 5(d) to this Assignment.

7. Amendment of the Pooling and Servicing Agreement. The Pooling and Servicing Agreement is hereby amended to provide that all references therein to the "Pooling and Servicing Agreement," to "this Agreement" and "herein" shall be deemed from and after the Addition Date to be a dual reference to the Pooling and Servicing Agreement as supplemented by this Assignment. Except as expressly amended hereby, all of the representations, warranties, terms, covenants and conditions to the Pooling and Servicing Agreement shall remain unamended and shall continue to be, and shall remain, in full force and effect in accordance with its terms and except as expressly provided herein shall not constitute or be deemed to constitute a waiver of compliance with or a consent to noncompliance with any term or provisions of the Pooling and Servicing Agreement.

8. Counterparts. This Assignment may be executed in two or more counterparts (and by different parties on separate counterparts), each of which shall be an original, but all of which together shall constitute one and the same instrument.

9. Governing Law. This Assignment shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto declare that it is their intention that this Assignment shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees (a) that this Assignment involves at least $100,000.00, and (b) that this Assignment has been entered into by the parties hereto in express reliance upon 6 DEL. C. § 2708. Each of the parties hereto hereby irrevocably and unconditionally agrees (a) to be subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (b)(1) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party's agent for acceptance of legal process, and (2) that, to the fullest extent permitted by applicable law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to (b)(1) or (2) above shall, to the fullest extent permitted by applicable law, have the same legal force and effect as if served upon such party personally within the State of Delaware.

IN WITNESS WHEREOF, the undersigned have caused this Assignment of Receivables in Additional Accounts to be duly executed and delivered by their respective duly authorized officers on the day and year first above written.

BANK OF AMERICA, NATIONAL
   ASSOCIATION

By: _____
   Name:
   Title:

BA CREDIT CARD FUNDING, LLC

By: _____
   Name:
   Title:

THE BANK OF NEW YORK MELLON,
as Trustee

By: _____
   Name:
   Title:

Schedule 1
to Assignment of
Receivables in
Additional Accounts

ADDITIONAL ACCOUNTS

<p align="center">BA Credit Card Funding, LLC
BA Master Credit Card Trust II
Officer's Certificate</p>

_____, a duly authorized officer of BA Credit Card Funding, LLC, a Delaware limited liability company ("<u>Funding</u>"), hereby certifies and acknowledges on behalf of Funding that to the best of his knowledge the following statements are true on _____, ____, (the "<u>Addition Date</u>"), and acknowledges on behalf of Funding that this Officer's Certificate will be relied upon by The Bank of New York Mellon, as Trustee (the "<u>Trustee</u>") of the BA Master Credit Card Trust II in connection with the Trustee entering into Assignment No. ____ of Receivables in Additional Accounts, dated as of the Addition Date (the "<u>Assignment</u>"), by and among Bank of America, National Association, a national banking association, as Servicer (the "<u>Servicer</u>") Funding and the Trustee, in connection with the Fourth Amended and Restated Pooling and Servicing Agreement, dated as of [November 23, 2015], as heretofore supplemented and amended (the "<u>Pooling and Servicing Agreement</u>") pursuant to which Funding, as Transferor, the Servicer, and the Trustee are parties. The undersigned hereby certifies and acknowledges on behalf of Funding that:

(a)   On or prior to the Addition Date, Funding has delivered to the Trustee the Assignment (including an acceptance by the Trustee on behalf of the Trust for the benefit of the Investor Certificateholders) and Funding has indicated in its computer files that the Receivables created in connection with the Additional Accounts have been transferred to the Trustee and within five Business Days after the Addition Date Funding shall deliver to the Trustee an Account Schedule containing a true and complete list of all Additional Accounts identified by account number and the aggregate amount of the Receivables in such Additional Accounts as of the Addition Date, which Account Schedule shall be as of the date of such Assignment, incorporated into and made a part of such Assignment and the Pooling and Servicing Agreement.

(b)   <u>Legal, Valid and Binding Obligation</u>. The Assignment constitutes a legal, valid and binding obligation of Funding, enforceable against Funding in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect affecting the enforcement of creditors' rights in general and the rights of creditors in general and except as such enforceability may be limited by general principles of equity (whether considered in a suit at law or in equity).

(c)   <u>Eligibility of Accounts</u>. Each Additional Account designated pursuant to the Assignment is an Eligible Account and each Receivable in such Additional Account is an Eligible Receivable.

(d)   Selection Procedures. No selection procedures believed by Funding to be materially adverse to the interests of the Investor Certificateholders were utilized in selecting the Additional Accounts designated hereby from the available Eligible Accounts.

(e)   Insolvency. Funding is not insolvent and, after giving effect to the conveyance set forth in Section 3 of the Assignment, will not be insolvent.

(f)   Security Interest. This Assignment constitutes either: (i) a valid sale to the Trustee of the Receivables in the Additional Accounts; or (ii) a grant of a security interest in favor of the Trustee in the Receivables in the Additional Accounts, and that sale or security interest is perfected under the Delaware UCC.

(g)   Requirements of Pooling and Servicing Agreement. All requirements set forth in Section 2.06 of the Pooling and Servicing Agreement for designating Additional Accounts and conveying the Principal Receivables of such Accounts, whether now existing or hereafter created, have been satisfied.

Initially capitalized terms used herein and not otherwise defined are used as defined in the Pooling and Servicing Agreement.

IN WITNESS WHEREOF, I have hereunto set my hand this _____ day of
_____, ____.

BA Credit Card Funding, LLC

By: _____
      Name:
      Title:

EXHIBIT C

FORM OF MONTHLY SERVICER'S CERTIFICATE

BA CREDIT CARD FUNDING, LLC

_____

BA MASTER CREDIT CARD TRUST II

_____

1. Capitalized terms used in this Certificate have their respective meanings set forth in the Pooling and Servicing Agreement; provided, that the "preceding Monthly Period" shall mean the Monthly Period immediately preceding the calendar month in which this Certificate is delivered. This Certificate is delivered pursuant to subsection 3.04(b) of the Pooling and Servicing Agreement. References herein to certain sections and subsections are references to the respective sections and subsections of the Pooling and Servicing Agreement.

2. BANA is Servicer under the Pooling and Servicing Agreement.

3. The undersigned is a Servicing Officer.

4. The date of this Certificate is a Determination Date under the Pooling and Servicing Agreement.

5. The aggregate amount of Collections processed during the preceding Monthly Period was equal to (excluding [Annual Membership Fees and] Interchange) .... $_____

6. The Aggregate Investor Percentage of Receivables processed by the Servicer during the preceding Monthly Period was equal to $_____

7. The Aggregate Investor Percentage of Collections of Finance Charge Receivables processed by the Servicer during the preceding Monthly Period was equal to (excluding [Annual Membership Fees and] Interchange) .... $_____

8. The aggregate amount of Receivables processed by the Servicer as of the end of the last day of the preceding Monthly Period

$_____

9. Of the balance on deposit in the Finance Charge Account, the amount attributable to the Aggregate Investor Percentage of Collections processed by the Servicer during the preceding Monthly Period ....

$_____

10. Of the balance on deposit in the Principal Account, the amount attributable to the Aggregate Investor Percentage of Collections processed by the Servicer during the preceding Monthly Period ....

$_____

11. The aggregate amount, if any, of withdrawals, drawings or payments under any Credit Enhancement, if any, required to be made with respect to any Series outstanding for the preceding Monthly Period ....

$_____

12. The Aggregate Investor Percentage of Collections of Principal Receivables processed by the Servicer during the current month is equal to

$_____

13. The aggregate amount of Interchange to be deposited in the Finance Charge Account on the Transfer Date of the current month is equal to

$_____

14. The aggregate amount of all sums payable to the Investor Certificateholder of each Series on the succeeding Distribution Date with respect to Certificate Principal ....

$_____

15. The aggregate amount of all sums payable to the Investor Certificateholder of each Series on the succeeding Distribution Date with respect to Certificate Interest ....

$_____

16. To the knowledge of the undersigned, there are no Liens on any Receivables in the Trust except as described below:

[If applicable, insert "None."]

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this certificate this _____ day of _____, _____.


BANK OF AMERICA,
  NATIONAL ASSOCIATION,
  as Servicer

By: _____
    Name:
    Title:


BA CREDIT CARD FUNDING, LLC

_____

BA MASTER CREDIT CARD TRUST II

_____

*   A separate schedule is to be attached for each Series, with appropriate changes and additions to reflect the specifics of the related Series Supplement.

FORM OF ANNUAL SERVICER'S CERTIFICATE

BANK OF AMERICA, NATIONAL ASSOCIATION

_____

BA MASTER CREDIT CARD TRUST II

_____

The undersigned, a duly authorized representative of Bank of America, National Association (successor by merger to FIA Card Services, National Association) ("BANA"), as Servicer pursuant to the Fourth Amended and Restated Pooling and Servicing Agreement dated as of [November 23, 2015] (the "Pooling and Servicing Agreement") by and among BANA, as Servicer, BA Credit Card Funding, LLC, as Transferor, and The Bank of New York Mellon, as trustee (the "Trustee") does hereby certify that:

1.   BANA is Servicer under the Pooling and Servicing Agreement.

2.   The undersigned is duly authorized pursuant to the Pooling and Servicing Agreement to execute and deliver this Certificate to the Trustee.

3.   This Certificate is delivered pursuant to Section 3.05 of the Pooling and Servicing Agreement.

4.   A review of the activities of the Servicer's activities during [the period from the Closing date until] [the twelve-month period ended] December 31, ____ and of its performance under the Pooling and Servicing Agreement has been conducted under my supervision.

5.   To the best of my knowledge, based on such review, the Servicer has fulfilled all its obligations under the Pooling and Servicing Agreement in all material respects throughout such period [and no default in the performance of such obligations has occurred or is continuing except as set forth in paragraph 6 below].

6.   [The following is a description of each default in the performance of the Servicer's obligations under the provisions of the Pooling and Servicing Agreement, including any Supplement, known to the undersigned to have been made during such period which sets forth in detail (i) the nature of each such default, (ii) the action taken by the Servicer, if any, to remedy each such default and (iii) the current status of each such default:

[If applicable, insert "None."]]

IN WITNESS WHEREOF, the undersigned has duly executed this certificate this ___ day of _____, ____.

_____

Name:

Title:

FORM OF OPINION OF COUNSEL REGARDING ADDITIONAL ACCOUNTS

PROVISIONS TO BE INCLUDED IN OPINION OF COUNSEL
TO BE DELIVERED PURSUANT TO SECTION 2.06(c)(vi)
OF THE FOURTH AMENDED AND RESTATED POOLING AND SERVICING
AGREEMENT

The opinions set forth below may be subject to certain qualifications, assumptions, limitations and exceptions taken or made in the opinion of Transferor's counsel with respect to similar matters delivered on the Closing Date.

1.   The Assignment has been duly authorized, executed and delivered by the Transferor and constitutes the legal, valid and binding agreement of the Transferor, enforceable against the Transferor in accordance with its terms subject to (A) the effect of bankruptcy, insolvency, moratorium, receivership, reorganization, liquidation and other similar laws relating to or affecting the rights and remedies of creditors generally, and (B) the application of principles of equity (regardless of whether considered and applied in a proceeding in equity or at law).

2.   The financing statement(s) referred to in such opinion (the "Financing Statement") is in an appropriate form for filing in the State of Delaware (the "State") and has been duly filed in the appropriate filing office in the State and the fees and document taxes, if any, payable in connection with the said filing of the Financing Statement have been paid in full.

3.   If the Assignment does not constitute a sale of the Receivables in the Additional Accounts designated by the Assignment, (A) the Pooling and Servicing Agreement creates a valid security interest (as defined in the Uniform Commercial Code of the State (the "UCC")) in favor of the Trustee for the benefit of the Investor Certificateholders in such Receivables, (B) the security interest created under the Pooling and Servicing Agreement by the conveyance of the Receivables in Additional Accounts designated by the Assignment and in the proceeds thereof (as defined in the UCC), is a first priority perfected security interest in and against such Receivables now existing and hereafter created in the Additional Accounts designated by the Assignment and all monies due or to become due with respect thereto, including proceeds thereof, and (C) such perfection and priority of the Trustee for the benefit of the Investor Certificateholders in such Receivables, and the proceeds thereof, would not be affected by an increase or decrease in the relative interests in the Receivables in the Additional Accounts designated by the Assignment of the holder of the Transferor Certificate and of the Investor Certificateholders.

In connection with the opinion set forth in this paragraph 3 relating to the priority of security interests, such counsel may express no opinion as to the priority of any security interest over (i) any lien, claim or other interest that arises by operation of law or does not require any filing with the Secretary of State of the State in order to take priority over any

security interest which is perfected by filing with the Secretary of State of the State, and (ii) any claim or lien in favor of any government or any agency or instrumentality thereof.

4.   If the Assignment constitutes a sale of the Receivables in the Additional Accounts designated by the Assignment, based upon a certificate of an officer of the Transferor that (i) the Transferor originated the Receivables in the Additional Accounts designated by the Assignment, (ii) the Transferor has not transferred any interest in or caused any Lien to be imposed upon the Receivables in the Additional Accounts designated by the Assignment, and (iii) the Transferor will originate all Receivables to be subsequently created in the Additional Accounts designated by the Assignment, then (A) the Trustee has acquired, or will acquire in the case of the Receivables hereafter created in Additional Accounts designated by the Assignment, all right, title and interest of the Transferor in and to the Receivables now existing and hereafter created in Additional Accounts designated by the Assignment, and all proceeds thereof (as defined in the UCC), and (B) such property will be held by the Trustee free and clear of any Lien or interest of any Person claiming through or under the Transferor, and the Trustee owns such Receivables in the Additional Accounts designated by the Assignment and the proceeds thereof free of any lien or interest, in each case, except for (x) Liens permitted under subsection 2.05(b) of the Pooling and Servicing Agreement, (y) the interest of the holder of the Transferor Certificate, and (z) the Transferor's right to receive interest accruing on, and investment earnings in respect of, the Finance Charge Account and the Principal Account [or any Series Account] as provided in the Pooling and Servicing Agreement.

In addition, in connection with the opinions set forth in paragraph 3 and this paragraph 4, no opinion is expressed herein with respect to Receivables or the proceeds thereof other than the Receivables in the Additional Accounts designated by the Assignment and the proceeds thereof, or with respect to the perfection or priority of security interests in the proceeds of, or Insurance Proceeds relating to, the Receivables in the Additional Accounts designated by the Assignment, except to the extent such proceeds (as defined in the UCC) consist of amounts held by the Transferor in accordance with the terms of the Pooling and Servicing Agreement for less than twenty days following receipt of such proceeds by the Transferor, and except to the extent that such proceeds consist of either (i) amounts held in an Investor Account [or a Series Account] maintained by the Trustee in the name of the Trust in accordance with the terms of the Pooling and Servicing Agreement, or (ii) Permitted Investments held by or on behalf of the Trustee in accordance with the terms of the Pooling and Servicing Agreement and any Supplement. Further, in connection with the opinions set forth in paragraph 3 and this paragraph 4, no opinion is expressed with respect to the perfection or priority of security interests in the proceeds of, or Insurance Proceeds relating to, the Receivables in the Additional Accounts designated by the Assignment until such proceeds are deposited in the Collection Account in accordance with the terms of the Pooling and Servicing Agreement. Amounts that are payments by or on behalf of Obligors in respect of the Receivables, and held in the Collection Account or in an Investor Account or invested in Permitted Investments, and maintained or held in accordance with the terms of the Pooling and Servicing Agreement, are "proceeds" of Receivables within the meaning of Section 9-102(a)(64) of the UCC.

With respect to the opinions expressed in paragraph 3 and this paragraph 4, we note that the effectiveness of the Financing Statement will terminate (i) unless appropriate

continuation statements are filed within the period of six months prior to the expiration of five year anniversary dates from the date of the original filing of the Financing Statement, (ii) if the Transferor changes its name, identity or corporate structure, unless new appropriate financing statements or amendments indicating the new name, identity or corporate structure of the Transferor are properly filed before the expiration of four months after the Transferor changes its name, identity or corporate structure, and (iii) four months after the Transferor changes its location to a jurisdiction outside the State, unless such security interest is perfected in such new jurisdiction within such time. Other than as discussed in this paragraph, no action is required to maintain the perfection, as described in paragraph 3 and this paragraph 4, of the interests of the Trustee on behalf of the Investor Certificateholders in the Receivables in the Additional Accounts designated by the Assignment and the proceeds thereof (as defined in the UCC).

The opinions expressed in paragraph 3 and this paragraph 4 are limited to the interests of the Investor Certificateholders under the Pooling and Servicing Agreement and the related Supplement. In connection with paragraph 3 and this paragraph 4, we express no opinion as to the interests of the Transferor under the Pooling and Servicing Agreement or any Supplement. The opinions expressed in paragraph 3 and this paragraph 4 are subject to the interests of the Transferor or the holder of the Transferor Certificate arising under the Pooling and Servicing Agreement, which interests of the Transferor will not detract from the interest and priority of the interest held by the Trustee for the benefit of the Investor Certificateholders.

5.   In the course of such counsel's representation of the Transferor in connection with the matter to which this opinion relates, and without independent investigation, under the laws of the State, such counsel has not become aware of any right, lien or interest which has been asserted against the Receivables in the Additional Accounts designated by the Assignment and the proceeds thereof, other than under the Pooling and Servicing Agreement.

FORM OF ANNUAL OPINION OF COUNSEL

The opinions set forth below, which are to be delivered pursuant to subsection 13.02(d)(ii) of the Pooling and Servicing Agreement, may be subject to certain qualifications, assumptions, limitations and exceptions taken or made in the opinion of counsel to the Transferor with respect to similar matters delivered on the Closing Date.

1. The financing statement is in an appropriate form for filing in the State of Delaware (the "State") and has been duly filed in the appropriate filing office in the State and the fees and document taxes, if any, payable in connection with the said filing of the financing statement have been paid in full.

2. If the Pooling and Servicing Agreement does not constitute a sale of the Receivables, (A) the Pooling and Servicing Agreement creates a security interest (as defined in the Uniform Commercial Code as in effect in the State (the "UCC")) in favor of the Trustee, (B) the security interest created under the Pooling and Servicing Agreement by the conveyance of the Receivables (other than Receivables in Additional Accounts) and in the proceeds thereof (as defined in the UCC), is a first priority perfected security interest in and against such Receivables and proceeds, and (C) changes under the Pooling and Servicing Agreement in the percentage of the Receivables and the proceeds thereof securing the Investor Certificates will not affect the said perfection and priority.

In connection with the opinion set forth in paragraph 2 relating to the priority of security interests, no opinion need be expressed as the priority of any security interest over (i) any lien, claim or other interest that arises by operation of law or does not require any filing with the Secretary of State of the State in order to take priority over any security interest which is perfected by filing with the Secretary of State of the State, and (ii) any claim or lien in favor of any government or any agency or instrumentality thereof.

3. If the Pooling and Servicing Agreement constitutes a sale of the Receivables, (A) the Trustee has acquired, or will acquire in the case of the Receivables hereafter created (other than Receivables in Additional Accounts), all right, title and interest of the Transferor in and to the Receivables now existing and hereafter created (other than Receivables in Additional Accounts), and all proceeds thereof (as defined in the UCC), and (B) such property will be held by the Trustee free and clear of any lien or interest of any Person claiming through or under the Transferor, and the Trustee owns such Receivables and the proceeds thereof free of any lien or interest, in each case, except for (x) Liens permitted under subsection 2.05(b) of the Pooling and Servicing Agreement, (y) the interest of the holder of the Transferor Certificate, and (z) the Transferor's right to receive interest accruing on, and investment earnings in respect of, the Finance Charge Account and the Principal Account [or any Series Account] as provided in the Pooling and Servicing Agreement. The opinion with respect to Receivables and proceeds thereof hereafter created which do not arise from the sale of goods or the rendering of services may be qualified in its entirety by the qualifications set forth in the opinion of counsel rendered on the Closing Date.

In addition, in connection with the opinions set forth in paragraph 2 and this paragraph 3, no opinion is expressed herein with respect to Receivables in Additional Accounts or the proceeds thereof, or with respect to the perfection or priority of security interests in the proceeds of, or Insurance Proceeds relating to, the Receivables, except to the extent such proceeds (as defined in the UCC) consist of amounts held by the Transferor in accordance with the terms of the Pooling and Servicing Agreement for less than twenty days following receipt of such proceeds by the Transferor, and except to the extent that such proceeds consist of either (i) amounts held in an Investor Account [or a Series Account] maintained by the Trustee in the name of the Trust in accordance with the terms of the Pooling and Servicing Agreement and any Supplement or (ii) Permitted Investments held by or on behalf of the Trustee in accordance with the terms of the Pooling and Servicing Agreement and any Supplement. Further, in connection with the opinions set forth in paragraph 2 and this paragraph 3, no opinion is expressed with respect to the perfection or priority of security interests in the proceeds of, or Insurance Proceeds relating to, the Receivables until such proceeds are deposited in the Collection Account in accordance with the terms of the Pooling and Servicing Agreement. Amounts that are payments by or on behalf of Obligors in respect of the Receivables, and held in the Collection Account, an Investor Account or a Series Account or invested in Permitted Investments, and maintained or held in accordance with the terms of the Pooling and Servicing Agreement and any Supplement, are "proceeds" of Receivables within the meaning of Section 9-102(a)(64) of the UCC (such counsel may note, however, that, subject to the discussion elsewhere in this paragraph 3, the UCC does not apply to the sale of general intangibles or proceeds thereof).

Further, in connection with the opinions set forth in paragraph 2 and this paragraph 3, no opinion is expressed concerning (i) Interchange and the proceeds (as defined in the UCC) relating to Interchange, (ii) Receivables and the proceeds (as defined in the UCC) thereof in Defaulted Accounts or Zero Balance Accounts, (iii) Receivables that have been charged-off as uncollectible and the proceeds (as defined in the UCC) of such Receivables, including recoveries, or (iv) Receivables and the proceeds (as defined in the UCC) thereof that are removed from the Trust and reassigned to the Transferor pursuant to the Pooling and Servicing Agreement.

With respect to the opinions expressed in paragraph 2 and this paragraph 3, we note that the effectiveness of the financing statement will terminate (i) unless appropriate continuation statements are filed within the period of six months prior to the expiration of five year anniversary dates from the date of the original filing of the financing statement, (ii) if the Transferor changes its name, identity or corporate structure, unless new appropriate financing statements or amendments indicating the new name, identity or corporate structure of the Transferor are properly filed before the expiration of four months after the Transferor changes its name, identity or corporate structure, and (iii) four months after the Transferor changes its location to a jurisdiction outside the State, unless such security interest is perfected in such new jurisdiction within such time. Other than as discussed in this paragraph and compliance with the Pooling and Servicing Agreement, no action is required to maintain the perfection, as described in paragraph 2 and this paragraph 3, of the interests of the Trustee on behalf of the Investor Certificateholders in the Receivables (other than Receivables in Additional Accounts) and the proceeds thereof (as defined in the UCC). We note that the provisions of Section 13.02 of the Pooling and Servicing Agreement require the Transferor to give certain notices and to take

certain actions upon the occurrence of certain events discussed in this paragraph so as to preserve and protect the right, title and interest of the Trustee under the Pooling and Servicing Agreement to all property comprising the Trust.

The opinions expressed in paragraph 2 and this paragraph 3 are limited to the interests of the Investor Certificateholders under the Pooling and Servicing Agreement. In connection with paragraph 2 and this paragraph 3, we express no opinion as to the interests of the Transferor or the holder of the Transferor Certificate under the Pooling and Servicing Agreement. The opinions expressed in paragraph 2 and this paragraph 3 are subject to the interests of the Transferor arising under the Pooling and Servicing Agreement, which interests of the Transferor will not detract from the interest and priority of the interest held by the Trustee for the benefit of the Investor Certificateholders.

[4.   Except for the financing statement referenced above, no other financing statement covering the Accounts (other than Receivables in Additional Accounts) or the Trustee's interest in the Accounts (other than Receivables in Additional Accounts) is on file in the office of the Secretary of State of the State (Uniform Commercial Code Division).]

[5.   In the course of such counsel acting as special counsel to the Transferor in connection with the matter to which this opinion relates, and without independent investigation, under the laws of the State, such counsel has not become aware of any right, lien or interest which has been asserted against the Receivables and the proceeds thereof, other than under the Pooling and Servicing Agreement.]

FORM OF REASSIGNMENT OF RECEIVABLES

REASSIGNMENT NO. _____ OF RECEIVABLES, dated as of _____ ___, _____ (this "Reassignment"), by and among BANK OF AMERICA, NATIONAL ASSOCIATION, a national banking association, as Servicer (the "Servicer"), BA CREDIT CARD FUNDING, LLC, a Delaware limited liability company ("Funding"), and THE BANK OF NEW YORK MELLON, a banking corporation organized and existing under the laws of the State of New York (the "Trustee") pursuant to the Pooling and Servicing Agreement referred to below.

W I T N E S S E T H:

WHEREAS, Funding, the Servicer, and the Trustee are parties to the Fourth Amended and Restated Pooling and Servicing Agreement, dated as of [November 23, 2015] (hereinafter as such agreement may have been, or may from time to time be, amended, supplemented or otherwise modified, the "Pooling and Servicing Agreement");

WHEREAS, pursuant to the Pooling and Servicing Agreement, Funding wishes to remove from BA Master Credit Card Trust II (the "Trust") all Receivables from the Removed Accounts (as herein defined) and to cause the Trustee to reconvey the Receivables of such Removed Accounts, whether now existing or hereafter created, to Funding; and

WHEREAS, the Trustee is willing to accept such designation and to reconvey the Receivables in the Removed Accounts subject to the terms and conditions hereof;

NOW, THEREFORE, Funding and the Trustee hereby agree as follows:

1.   Defined Terms. All terms defined in the Pooling and Servicing Agreement and used herein shall have such defined meanings when used herein, unless otherwise defined herein.

"Removal Date" shall mean, with respect to the Removed Accounts designated hereby, _____, ____.

"Removal Notice Date" shall mean, with respect to the Removed Accounts designated hereby, _____, ____ (which shall be a date on or prior to the fifth Business Day prior to the Removal Date).

"Removed Accounts" shall mean the Removed Accounts, as defined in the Pooling and Servicing Agreement, that are designated hereby and listed on Schedule 1 attached hereto.

2.   Designation of Removed Accounts. Funding shall deliver to the Trustee, not later than five Business Days after the Removal Date, a computer file containing a true and complete list of all Removed Accounts designated hereby, such Removed Accounts being identified by account number and by the aggregate amount of Receivables in such Removed Accounts as of the close of business on the Removal Date. Such list shall be marked as Schedule 1 to this Reassignment and shall be incorporated into and made a part of this Reassignment and the Pooling and Servicing Agreement as of the Removal Date and shall supplement Schedule 1 to the Pooling and Servicing Agreement and each other schedule of Accounts heretofore delivered by Funding to the Trustee.

3.   Conveyance of Receivables.

(a)   The Trustee does hereby reconvey to Funding, without recourse on and after the Removal Date, all right, title and interest of the Trustee in and to, and the Trustee does hereby release its lien on and security interest in, the Receivables now existing and hereafter created in the Removed Accounts designated hereby, all monies due or to become due with respect thereto (including all Finance Charge Receivables), all proceeds (as defined in the Delaware UCC) of such Receivables, Insurance Proceeds and Recoveries relating to such Receivables and the proceeds thereof.

(b)   In connection with such transfer, the Trustee agrees to authorize, execute and/or deliver to Funding[, as applicable,] on or prior to the date of this Reassignment, a termination statement with respect to the Receivables now existing and hereafter created in the Removed Accounts designated hereby (which may be a single termination statement with respect to all such Receivables) evidencing the release by the Trustee of its Lien on the Receivables in the Removed Accounts, and meeting the requirements of applicable state law, in such manner and such jurisdictions as are necessary to remove such Lien.

4.   Representations and Warranties of Funding. Funding hereby represents and warrants to the Trustee as of the Removal Date:

(a)   Legal, Valid and Binding Obligation. This Reassignment constitutes a legal, valid and binding obligation of Funding enforceable against Funding in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect affecting the enforcement of creditors' rights in general and except as such enforceability may be limited by general principles of equity (whether considered in a suit at law or in equity).

(b)   Selection Procedures. No selection procedures believed by Funding to be materially adverse to the interests of the Investor Certificateholders were utilized in selecting the Removed Accounts designated hereby.

5.   Conditions Precedent. The amendment of the Pooling and Servicing Agreement set forth in Section 6 hereof is subject to the satisfaction, on or prior to the Removal Date, of the following condition precedent:

Funding shall have delivered to the Trustee an Officer's Certificate certifying that (i) as of the Removal Date, all requirements set forth in Section 2.07 of the Pooling and Servicing Agreement for designating Removed Accounts and reconveying the Receivables of such Removed Accounts, whether now existing or hereafter created, have been satisfied, and (ii) each of the representations and warranties made by Funding in Section 4 hereof is true and correct as of the Removal Date. The Trustee may conclusively rely on such Officer's Certificate, shall have no duty to make inquiries with regard to the matters set forth therein, and shall incur no liability in so relying.

6.   Amendment of the Pooling and Servicing Agreement. The Pooling and Servicing Agreement is hereby amended to provide that all references therein to the "Pooling and Servicing Agreement," to "this Agreement" and "herein" shall be deemed from and after the Removal Date to be a dual reference to the Pooling and Servicing Agreement as supplemented by this Reassignment. Except as expressly amended hereby, all of the representations, warranties, terms, covenants and conditions to the Pooling and Servicing Agreement shall remain unamended and shall continue to be, and shall remain, in full force and effect in accordance with its terms and except as expressly provided herein shall not constitute or be deemed to constitute a waiver of compliance with or a consent to non-compliance with any term or provision of the Pooling and Servicing Agreement.

7.   Counterparts. This Reassignment may be executed in two or more counterparts (and by different parties on separate counterparts), each of which shall be an original, but all of which together shall constitute one and the same instrument.

8.   Governing Law; Submission to Jurisdiction; Agent for Service of Process. This Reassignment shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto declare that it is their intention that this Reassignment shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees (a) that this Reassignment involves at least $100,000.00, and (b) that this Reassignment has been entered into by the parties hereto in express reliance upon 6 DEL. C. § 2708. Each of the parties hereto hereby irrevocably and unconditionally agrees (a) to be subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (b)(1) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party's agent for acceptance of legal process, and (2) that, to the fullest extent permitted by applicable law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to (b)(1) or (2) above shall, to the fullest extent permitted by applicable law, have the same legal force and effect as if served upon such party personally within the State of Delaware.

IN WITNESS WHEREOF, the undersigned have caused this Reassignment of Receivables to be duly executed and delivered by their respective duly authorized officers on the day and year first above written.

BA CREDIT CARD FUNDING, LLC,
as Transferor

By: _____
    Name:
    Title:

THE BANK OF NEW YORK MELLON,
as Trustee

By: _____
    Name:
    Title:

BANK OF AMERICA, NATIONAL
    ASSOCIATION,
as Servicer

By: _____
    Name:
    Title:

Schedule 1
to Reassignment
of Receivables

REMOVED ACCOUNTS

FORM OF RECONVEYANCE OF RECEIVABLES

RECONVEYANCE NO. [____]-[__] OF RECEIVABLES, dated as of _____ ___, ____ (this "Reconveyance"), by and among Bank of America, National Association, a national banking association, as Servicer (the "Servicer"), BA Credit Card Funding, LLC, a Delaware limited liability company (the "Transferor"), and The Bank of New York Mellon, a banking corporation organized and existing under the laws of New York (the "Trustee") pursuant to the Pooling and Servicing Agreement referred to below.

W I T N E S S E T H:

WHEREAS, the Transferor, the Servicer, and the Trustee are parties to the Fourth Amended and Restated Pooling and Servicing Agreement dated as of [November 23, 2015] (hereinafter as such agreement may have been, or may from time to time be, amended, supplemented or otherwise modified, the "Pooling and Servicing Agreement");

WHEREAS, pursuant to the Pooling and Servicing Agreement, the Transferor wishes to cause the Trustee to reconvey all of the Receivables and proceeds thereof, whether now existing or hereafter created, from the Trust to the Transferor pursuant to the terms of Section 12.04 of the Pooling and Servicing Agreement upon termination of the Trust pursuant to subsection 12.01(a) of the Pooling and Servicing Agreement (as each such term is defined in the Pooling and Servicing Agreement);

WHEREAS, the Trustee is willing to reconvey Receivables subject to the terms and conditions hereof;

NOW, THEREFORE, the Transferor and the Trustee hereby agree as follows:

1.   Defined Terms. All terms defined in the Pooling and Servicing Agreement and used herein shall have such defined meanings when used herein, unless otherwise defined herein.

"Reconveyance Date" shall mean _____, ____.

2.   Return of Lists of Accounts. The Trustee shall deliver to the Transferor, not later than three Business Days after the Reconveyance Date, each and every computer file or microfiche list of Accounts delivered to the Trustee pursuant to the terms of the Pooling and Servicing Agreement.

3.   Conveyance of Receivables. (a) The Trustee does hereby reconvey to the Transferor, without recourse, on and after the Reconveyance Date, all right, title and interest of the Trust in and to each and every Receivable now existing and hereafter created in the

Accounts, all monies due or to become due with respect thereto (including all Finance Charge Receivables), all proceeds (as defined in the Delaware UCC) of such Receivables and Insurance Proceeds relating to such Receivables and any Interchange, except for amounts, if any, held by the Trustee pursuant to subsection 12.03(b) of the Pooling and Servicing Agreement.

(b)   In connection with such transfer, the Trustee agrees to authorize and deliver to the Transferor on or prior to the date of this Reconveyance, such UCC termination statements as the Transferor may reasonably request, evidencing the release by the Trustee of its lien on the Receivables.

4.   Counterparts. This Reconveyance may be executed in two or more counterparts (and by different parties on separate counterparts), each of which shall be an original, but all of which together shall constitute one and the same instrument.

5.   Governing Law; Submission to Jurisdiction; Agent for Service of Process. This Reconveyance shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto declare that it is their intention that this Reconveyance shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees (a) that this Reconveyance involves at least $100,000.00, and (b) that this Reconveyance has been entered into by the parties hereto in express reliance upon 6 DEL. C. § 2708. Each of the parties hereto hereby irrevocably and unconditionally agrees (a) to be subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (b)(1) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party's agent for acceptance of legal process, and (2) that, to the fullest extent permitted by applicable law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to (b)(1) or (2) above shall, to the fullest extent permitted by applicable law, have the same legal force and effect as if served upon such party personally within the State of Delaware.

IN WITNESS WHEREOF, the undersigned have caused this Reconveyance of Receivables to be duly executed and delivered by their respective duly authorized officers on the day and year first above written.

BA CREDIT CARD FUNDING, LLC, as
   Transferor

By: _____
   Name:
   Title:

THE BANK OF NEW YORK MELLON,
   as Trustee

By: _____
   Name:
   Title:

BANK OF AMERICA, NATIONAL
   ASSOCIATION, as Servicer

By: _____
   Name:
   Title:

LIST OF ACCOUNTS

Delivered to Trustee only

[Deemed Incorporated]

BA CREDIT CARD FUNDING, LLC

Transferor

BANK OF AMERICA, NATIONAL ASSOCIATION

Servicer

and

THE BANK OF NEW YORK MELLON

Trustee

on behalf of the Series 2001-D Certificateholders

FIFTH AMENDED AND RESTATED

SERIES 2001-D SUPPLEMENT

Dated as of [November 23, 2015]

to

FOURTH AMENDED AND RESTATED POOLING AND SERVICING AGREEMENT

Dated as of [November 23, 2015]

BA MASTER CREDIT CARD TRUST II

SERIES 2001-D

TABLE OF CONTENTS

Page

SECTION 1.   Designation 2

SECTION 2.   Definitions 3

SECTION 3.   Servicing Compensation and Assignment of Interchange 15

SECTION 4.   Delivery of the Series 2001-D Certificate and the Class D Certificate 16

SECTION 5.   Article IV of the Agreement 17

SECTION 6.   Article V of the Agreement 25

SECTION 7.   Series 2001-D Pay Out Events 26

SECTION 8.   Sale of Investor Interest Pursuant to Subsection 2.04(e) or 10.02(a) of the Agreement 27

SECTION 9.   [Reserved.] 28

SECTION 10.   Sale of Receivables 28

SECTION 11.   Series 2001-D Termination 28

SECTION 12.   Counterparts 28

SECTION 13.   Governing Law; Submission to Jurisdiction; Agent for Service of Process 28

SECTION 14.   Additional Notices 29

SECTION 15.   Additional Representations and Warranties of the Servicer 29

SECTION 16.   No Petition 29

SECTION 17.   Certain Tax Related Amendments 30

SECTION 18.   Treatment of Noteholders and Note Owners 30

SECTION 19.   Transfer of the Series 2001-D Certificate or the Class D
                   Certificate 31

SECTION 20.   Annual Servicer's Certificate for Series 2001-D.......................................31

SECTION 21.   Annual Independent Accountants' Servicing Report 31

SECTION 22.   Compliance with Regulation AB 32

SECTION 23.   Clarifying Items Relating to Fourth Amended and Restated
                   Series 2001-D Supplement 38

EXHIBITS

EXHIBIT A   Form of Series 2001-D Certificate
EXHIBIT A-1   Form of Class D Certificate
EXHIBIT B   Form of Monthly Payment Instructions and Notification to the Trustee
EXHIBIT C   Form of Monthly Series 2001-D Certificateholder's Statement
EXHIBIT D   Form of Annual Certification
EXHIBIT E   Servicing Criteria to be Addressed in Assessment of Compliance

THIS FIFTH AMENDED AND RESTATED SERIES 2001-D SUPPLEMENT (this "Series Supplement"), by and among BANK OF AMERICA, NATIONAL ASSOCIATION (successor by merger to FIA Card Services, National Association), a national banking association (together with its successors and assigns, "BANA"), as Servicer, BA CREDIT CARD FUNDING, LLC, a Delaware limited liability company ("Funding"), as Transferor, and THE BANK OF NEW YORK MELLON, as Trustee (the "Trustee") under the Fourth Amended and Restated Pooling and Servicing Agreement, dated as of [November 23, 2015], among BANA, as Servicer, Funding, as Transferor, and the Trustee, as amended and supplemented from time to time (the "Agreement"), is dated as of [November 23, 2015].

WHEREAS, Section 6.09 of the Agreement provides, among other things, that the Transferor and the Trustee may at any time and from time to time enter into a supplement to the Agreement for the purpose of authorizing the delivery by the Trustee to the Transferor for the execution and redelivery to the Trustee for authentication of one or more Series of Certificates;

WHEREAS, the Trustee and MBNA America Bank, National Association ("MBNA") (as the predecessor to FIA Card Services, National Association) have heretofore executed and delivered a Series 2001-D Supplement, dated as of May 24, 2001 (as amended, supplemented or otherwise modified prior to June 10, 2006, the "Original Series 2001-D Supplement");

WHEREAS, pursuant to the Original Series 2001-D Supplement, MBNA, as seller and predecessor to the Transferor, and the Trustee created a Series consisting of an Investor Certificate, and this Series Supplement shall specify the Principal Terms thereof and of the Class D Certificate;

WHEREAS, the Trustee and FIA Card Services, National Association ("FIA") have heretofore executed and delivered an Amended and Restated Series 2001-D Supplement, dated as of June 10, 2006 (as amended, supplemented or otherwise modified prior to October 20, 2006, the "Amended and Restated Series 2001-D Supplement");

WHEREAS, the Trustee, the Transferor and FIA have heretofore executed and delivered a Second Amended and Restated Series 2001-D Supplement, dated as of October 20, 2006 (as amended, supplemented or otherwise modified prior to March 2, 2009, the "Second Amended and Restated Series 2001-D Supplement");

WHEREAS, the Trustee, the Transferor and FIA have heretofore executed and delivered a Third Amended and Restated Series 2001-D Supplement, dated as of March 2, 2009, as supplemented by the Addendum to Third Amended and Restated Series 2001-D Supplement, dated as of March 31, 2010 (as so supplemented, and as further amended, supplemented or otherwise modified prior to October 1, 2014, the "Third Amended and Restated Series 2001-D Supplement");

WHEREAS, the parties hereto have heretofore executed and delivered a Fourth Amended and Restated Series 2001-D Supplement, dated as of October 1, 2014 (as amended,

supplemented or otherwise modified prior to [November 23, 2015], the "Fourth Amended and Restated Series 2001-D Supplement"); and

WHEREAS, the parties hereto desire to amend and restate in its entirety the Fourth Amended and Restated Series 2001-D Supplement to facilitate ongoing compliance with Regulation AB.

NOW, THEREFORE, in consideration of the promises and the agreements contained herein, the Fourth Amended and Restated Series 2001-D Supplement is hereby amended and restated in its entirety as follows:

SECTION 1.   Designation.

(a)   The Series created pursuant to the Original Series 2001-D Supplement consists of an Investor Certificate issued pursuant to the Agreement and the Original Series 2001-D Supplement and known as the "Series 2001-D Certificate." Such Investor Certificate has been issued in one Class and is designated the Asset Backed Certificate, Series 2001-D (the "Series 2001-D Certificate"). The Series 2001-D Certificate currently outstanding takes substantially the form of Exhibit A hereto. In addition, there was created pursuant to the Third Amended and Restated Series 2001-D Supplement, a second Class, an undivided interest in the Trust which is an Investor Certificate for all purposes under the Agreement and this Series Supplement, which is known as the Class D Certificate, Series 2001-D (the "Class D Certificate"). The Class D Certificate currently outstanding takes substantially the form of Exhibit A-1 hereto.

(b)   Series 2001-D is included in Group One (as defined below). Series 2001-D is not subordinated to any other Series.

(c)   Except as expressly provided herein, (i) the provisions of Article VI and Article XII of the Agreement relating to the registration, authentication, delivery, presentation, cancellation and surrender of Registered Certificates and the opinion described in subsection 6.09(b)(d)(i) of the Agreement and clauses (a) and (c) of the definition of Tax Opinion in Section 1.01 of the Agreement do not apply to the Series 2001-D Certificate, and (ii) the provisions of Section 3.07 of the Agreement do not apply to cause the Series 2001-D Certificate to be treated as debt for federal, state and local income and franchise tax purposes, but rather the Transferor intends and, together with the Series 2001-D Certificateholders, agrees to treat the Series 2001-D Certificate for federal, state and local income and franchise tax purposes as representing an equity interest in the assets of the Trust.

(d)   The Class D Certificateholder, as holder of an Investor Certificate under the Agreement, shall be entitled to the benefits of the Agreement and this Series Supplement. Notwithstanding the foregoing, except as expressly provided herein, (i) the provisions of Article VI and Article XII of the Agreement relating to the registration, authentication, delivery, presentation, cancellation and surrender of Registered Certificates and the opinion described in subsection 6.09(b)(d)(i) of the Agreement and clauses (a) and (c) of the definition of Tax Opinion in Section 1.01 of the Agreement shall not be applicable to the Class D Certificate, and

(ii) the provisions of <u>Section 3.07</u> of the Agreement do not apply to cause the Class D Certificate to be treated as debt for federal, state and local income and franchise tax purposes, but rather the Transferor, as the Class D Certificateholder, intends and agrees to treat the Class D Certificate for federal, state and local income and franchise tax purposes as representing an equity interest in the assets of the Trust.

(e)   This Series Supplement is the Series 2001-D Supplement referred to in the Fourth Amended and Restated Trust Agreement of the BA Credit Card Trust, dated as of October 1, 2014, among Funding, as beneficiary, and Wilmington Trust Company, as owner trustee.

SECTION 2.   <u>Definitions</u>.

In the event that any term or provision contained herein shall conflict with or be inconsistent with any provision contained in the Agreement, the terms and provisions of this Series Supplement shall govern. All Article, Section or subsection references herein shall mean Articles, Sections or subsections of the Agreement, except as otherwise provided herein. All capitalized terms not otherwise defined herein are defined in the Agreement. Each capitalized term defined herein shall relate only to the Series 2001-D Certificate and the Class D Certificate and no other Series of Certificates issued by the Trust.

"<u>Accumulation Period</u>" with respect to Series 2001-D shall mean, solely for the purposes of the definition of Group One Monthly Principal Payment as such term is defined in each Supplement relating to Group One, the Revolving Period.

"<u>Adjusted Outstanding Dollar Principal Amount</u>" shall have the meaning specified in the Indenture.

"<u>Aggregate Class D Investor Default Amount</u>" shall mean, with respect to any Monthly Period, the sum of the Class D Investor Default Amounts with respect to such Monthly Period.

"<u>Aggregate Investor Default Amount</u>" shall have the meaning specified in <u>Section 4.10(a)</u>.

"<u>Aggregate Reallocated Principal Amount</u>" shall mean, with respect to any Monthly Period, the sum of (i) the aggregate Reallocated Principal Amounts (as defined in the Indenture) for all series of Notes for such Monthly Period and (ii) the Reallocated Class D Principal Collections for such Monthly Period.

"<u>Agreement</u>" shall have the meaning specified in the first paragraph of this Series Supplement.

"<u>Allocation Reset Date</u>" shall mean, with respect to any Monthly Period, any date on which (a) the Investor Interest is increased as a result of (i) the issuance of a new tranche of Notes or the issuance of additional Notes in an Outstanding tranche of Notes during such

Monthly Period, (ii) the accretion of principal on Discount Notes during such Monthly Period, or (iii) a release of pre-funded amounts (other than prefunded amounts deposited during such Monthly Period) from a principal funding account for any Note during such Monthly Period, (b) an Addition Date occurs or (c) a Removal Date occurs on which, if any Series has been paid in full, Principal Receivables in an aggregate amount approximately equal to the initial investor interest of such Series are removed from the Trust; provided, however, that solely with respect to this term, "Series" shall mean any series of Investor Certificates (as defined in the Agreement) and any series, class or tranche of Notes.

"Amended and Restated Series 2001-D Supplement" shall have the meaning specified in the recitals of this Series Supplement.

"Amendment Closing Date" shall mean March 2, 2009.

"Available Funds" shall mean, with respect to any Monthly Period, an amount equal to the sum of (i) Collections of Finance Charge Receivables and amounts with respect to Annual Membership Fees allocated to Series 2001-D and deposited in the Finance Charge Account for such Monthly Period (or to be deposited in the Finance Charge Account on the related Transfer Date with respect to the preceding Monthly Period pursuant to the third paragraph of subsection 4.03(a) and Section 2.08 of the Agreement and subsection 3(b) of this Series Supplement) plus the amount of Reallocated Class D Principal Collections, if any, to be applied as Available Funds on the Transfer Date following such Monthly Period, plus (ii) Principal Account Investment Proceeds to be treated as Available Funds for such Monthly Period pursuant to subsection 4.02(e) of the Agreement as amended by subsection 5(b) of this Series Supplement, plus (iii) Finance Charge Account Investment Proceeds to be treated as Available Funds for such Monthly Period pursuant to subsection 4.02(e) of the Agreement as amended by subsection 5(b) of this Series Supplement, minus (iv) if BANA or The Bank of New York Mellon is the Servicer, any Servicer Interchange for the related Monthly Period.

"Available Investor Principal Collections" shall mean with respect to any Monthly Period, an amount equal to (a) the Investor Principal Collections for such Monthly Period, plus (b) the amount of Shared Principal Collections with respect to Group One that are allocated to Series 2001-D in accordance with subsection 4.07(b), plus (c) any amounts treated as Available Investor Principal Collections pursuant to subsection 4.06(a)(ii) or (iii) on the Transfer Date following such Monthly Period.

"BANA" shall have the meaning specified in the first paragraph of this Series Supplement.

"BAseries Available Funds Shortfall" shall have the meaning specified in subsection 4.10(b).

"BAseries Indenture Supplement" means the Third Amended and Restated Indenture Supplement, dated as of [November 23, 2015], between BA Credit Card Trust, a Delaware statutory trust, and The Bank of New York Mellon, a New York banking corporation, as Indenture Trustee, as amended, restated and supplemented from time to time.

"Certificate Representative" shall mean (a) if there is one Holder of the Series 2001-D Certificate, such Holder or the designee of such Holder, and (b) if there is more than one Holder of the Series 2001-D Certificate, the designee of the Holders of a majority of the outstanding principal balance of the Series 2001-D Certificate.

"Class D Certificate" shall have the meaning specified in Section 1.

"Class D Certificateholder" shall mean the Transferor or its successor in interest.

"Class D Investor Charge-Off" shall have the meaning specified in subsection 4.10(a).

"Class D Investor Default Amount" shall mean, with respect to any Receivable in a Defaulted Account, an amount equal to the product of (a) the Default Amount and (b) the Floating Investor Percentage on the day such Account became a Defaulted Account.

"Class D Investor Interest" shall mean, on any date of determination, an amount equal to (a) the Class D Required Investor Interest as of the Amendment Closing Date, *plus* (b) the amount of any increase in the Class D Required Investor Interest following the Amendment Closing Date, *minus* (c) the aggregate amount of principal payments made to the Class D Certificateholder on or prior to such date, *minus* (d) the aggregate amount of Class D Investor Charge-Offs recognized on or prior to such date pursuant to subsection 4.10(a), *minus* (e) the aggregate amount of Reallocated Class D Principal Collections allocated on or prior to such date for which the Class D Investor Interest has been reduced pursuant to subsection 4.10(b), *plus* (f) the aggregate amount of Available Funds allocated and available on or prior to such date pursuant to subsection 4.06(a)(iii) for the purpose of reimbursing amounts deducted pursuant to the foregoing clauses (d) and (e); provided, however, that the Class D Investor Interest may not be reduced below zero.

"Class D Monthly Principal Amount" shall mean, for any Transfer Date, the amount, if any, by which the Class D Investor Interest exceeds the Class D Required Investor Interest.

"Class D Principal Allocation" shall mean, with respect to any Date of Processing, an amount equal to the product of (i) the aggregate amount of Collections processed in respect of Principal Receivables on such Date of Processing and (ii) the percentage equivalent (which percentage shall never exceed 100%) of a fraction, the numerator of which is the Class D Investor Interest as of such Date of Processing and the denominator of which is equal to the Investor Interest as of such Date of Processing.

"Class D Required Investor Interest" shall mean, as of any date of determination, an amount equal to the sum of:

> (a)   (i) the Adjusted Outstanding Dollar Principal Amount of the Class A Notes (other than the Class A(2001-Emerald) Notes), *divided by* 0.6825, *minus* (ii) the Adjusted Outstanding Dollar Principal Amount of the Class A Notes (other than the Class A

(2001-Emerald) Notes), *minus* (iii) the aggregate Class A Required Subordinated Amount of Class B Notes, *minus* (iv) the aggregate Class A Required Subordinated Amount of Class C Notes *minus* the Class A Required Subordinated Amount of Class C Notes for the Class A(2001-Emerald) Notes; *plus*

(b)   (i) the Adjusted Outstanding Dollar Principal Amount of the Class A (2001-Emerald) Notes, *divided by* 0.85, *minus* (ii) the Adjusted Outstanding Dollar Principal Amount of the Class A(2001-Emerald) Notes, *minus* (iii) the Class A Required Subordinated Amount of Class C Notes for the Class A(2001-Emerald) Notes; *plus*

(c)   (i) (A) the Adjusted Outstanding Dollar Principal Amount of the Class B Notes *minus* the aggregate Class A Required Subordinated Amount of Class B Notes, *divided by* (B) 0.795, *minus* (ii) the Adjusted Outstanding Dollar Principal Amount of the Class B Notes *minus* the aggregate Class A Required Subordinated Amount of Class B Notes, *minus* (iii) (A) the Adjusted Outstanding Dollar Principal Amount of the Class B Notes *minus* the aggregate Class A Required Subordinated Amount of Class B Notes, *times* (B) 0.1111111; *plus*

(d)   (i) (A) the Adjusted Outstanding Dollar Principal Amount of the Class C Notes *minus* the sum of (x) the aggregate Class B Required Subordinated Amount of Class C Notes *plus* (y) the Class A Required Subordinated Amount of Class C Notes for the Class A(2001-Emerald) Notes, *divided by* (B) 0.895, *minus* (ii) the Adjusted Outstanding Dollar Principal Amount of the Class C Notes *minus* the sum of (A) the aggregate Class B Required Subordinated Amount of Class C Notes *plus* (B) the Class A Required Subordinated Amount of Class C Notes for the Class A(2001-Emerald) Notes; provided, however, that following a Pay Out Commencement Date, the Class D Required Investor Interest shall be fixed at the amount determined as of such Pay Out Commencement Date until the date on which the aggregate Nominal Liquidation Amounts of all Outstanding Notes are paid in full. Capitalized terms used in this definition but not defined herein are defined in the BAseries Indenture Supplement or the Class A (2001-Emerald) Terms Document, dated as of August 15, 2001 (as amended, supplemented or otherwise modified from time to time), between BA Credit Card Trust, as Issuer, and The Bank of New York Mellon, as Indenture Trustee. The Transferor may change this definition of "Class D Required Investor Interest" without the consent of any Investor Certificateholder so long as the Transferor has (i) received written confirmation from each Rating Agency that has rated any Outstanding Notes that such change will not result in a Ratings Effect (as such term is defined in the Indenture) with respect to any Outstanding Notes and (ii) delivered to the Trustee and the Rating Agencies a Master Trust Tax Opinion and an Issuer Tax Opinion (as such terms are defined in the Indenture).

"Closing Date" shall mean May 24, 2001.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Commission" shall have the meaning specified in subsection 22(a).

"Cumulative Series Principal Shortfall" shall mean the sum of the Series Principal Shortfalls (as such term is defined in each of the related Series Supplements) for each Series in Group One.

"Daily Principal Shortfall" shall mean, on any date of determination, the excess of the Group One Monthly Principal Payment for the Monthly Period relating to such date over the month to date amount of Collections processed in respect of Principal Receivables for such Monthly Period allocable to Investor Certificates of all outstanding Series in Group One, not subject to reallocation, which are on deposit or to be deposited in the Principal Account on such date.

"Distribution Date" shall mean July 16, 2001 and the fifteenth day of each calendar month thereafter, or if such fifteenth day is not a Business Day, the next succeeding Business Day.

"FIA" shall have the meaning specified in the recitals of this Series Supplement.

"Finance Charge Account Investment Proceeds" shall mean, with respect to each Transfer Date, the investment earnings on deposits of Collections of Finance Charge Receivables for the related Monthly Period in the Finance Charge Account (net of investment expenses and losses) for the period from and including the first day of the related Monthly Period to but excluding such Transfer Date.

"Fitch" shall mean Fitch Ratings, Inc., or any successor thereto.

"Floating Allocation Investor Interest" shall mean, on any date of determination during any Monthly Period, an amount equal to the sum of (i) the aggregate Available Funds Allocation Amount (as defined in the Indenture) for all series of Notes *plus* (ii) an amount equal to the sum of the Class D Investor Interest as of the last day of the preceding Monthly Period *plus* the aggregate amount of any increases in the Class D Investor Interest as a result of an increase in the Class D Required Investor Interest.

"Floating Investor Percentage" shall mean, with respect to any date of determination during any Monthly Period, the percentage equivalent of a fraction, the numerator of which is the Floating Allocation Investor Interest for such date and the denominator of which is the greater of (a) the aggregate amount of Principal Receivables as of the close of business on the last day of the preceding Monthly Period (or with respect to the first calendar month in the first Monthly Period, the aggregate amount of Principal Receivables in the Trust as of the close of business on the day immediately preceding the Closing Date and with respect to the second calendar month in the first Monthly Period, the aggregate amount of Principal Receivables in the Trust as of the close of business on the last day of the first calendar month in the first Monthly Period), and (b) the sum of the numerators used to calculate the Investor Percentages (as such term is defined in the Agreement) for allocations with respect to Finance Charge Receivables or Default Amounts, as applicable, for all outstanding Series on such date of determination; provided, however, that with respect to any Monthly Period in which an Allocation Reset Date occurs, the denominator determined pursuant to clause (a) hereof shall be, on and after such date,

the aggregate amount of Principal Receivables in the Trust as of the beginning of the day on the most recently occurring Allocation Reset Date (after adjusting for the aggregate amount of Principal Receivables, if any, added to or removed from the Trust on such Allocation Reset Date).

"Fourth Amended and Restated Series 2001-D Supplement" shall have the meaning specified in the recitals of this Series Supplement.

"Funding" shall have the meaning specified in the first paragraph of this Series Supplement.

"Group One" shall mean Series 2001-D and each other Series specified in the related Supplement to be included in Group One.

"Group One Monthly Principal Payment" shall mean with respect to any Monthly Period, for all Series in Group One (including Series 2001-D) which are in an Amortization Period or Accumulation Period (as such terms are defined in the related Supplements for all Series in Group One), the sum of (a) the Controlled Distribution Amount for the related Transfer Date for any Series in its Controlled Amortization Period (as such terms are defined in the related Supplements for all Series in Group One), (b) the Controlled Deposit Amount for the related Transfer Date for any Series (other than this Series 2001-D) in its Accumulation Period, other than its Rapid Accumulation Period, if applicable (as such terms are defined in the related Supplements for all Series in Group One), (c) if Series 2001-D is in its Accumulation Period, the Monthly Principal Target for such Monthly Period, (d) the Investor Interest as of the end of the prior Monthly Period taking into effect any payments to be made on the following Distribution Date for any Series in Group One in its Principal Amortization Period or Rapid Amortization Period (as such terms are defined in the related Supplements for all Series in Group One), (e) the Adjusted Investor Interest as of the end of the prior Monthly Period taking into effect any payments or deposits to be made on the following Transfer Date and Distribution Date for any Series in Group One in its Rapid Accumulation Period (as such terms are defined in the related Supplements for all Series in Group One), and (f) such other amounts as may be specified in the related Supplements for all Series in Group One.

"Indenture" shall mean the Fourth Amended and Restated Indenture, dated as of [November 23, 2015], between BA Credit Card Trust, as Issuer, and The Bank of New York Mellon, as indenture trustee, as amended and supplemented from time to time.

"Initial Investor Interest" shall mean, when used in the Agreement, this Series Supplement or any other Supplement with respect to Series 2001-D and with respect to any Monthly Period, the sum of (i) the Initial Dollar Principal Amount (as defined in the Indenture) of any Outstanding series, class or tranche of Notes and (ii) the Class D Required Investor Interest.

"Insolvency Proceeds" shall mean any proceeds arising out of a sale, disposition or liquidation of Receivables (or interests therein) pursuant to subsection 9.02(a) of the Agreement.

"Investor Default Amount" shall mean, with respect to any day in a Monthly Period, zero; provided, however, that if the Aggregate Investor Default Amount on any Transfer Date is greater than zero, the Investor Default Amount with respect to each day in the immediately preceding Monthly Period shall be an amount equal to the Aggregate Investor Default Amount as of such Transfer Date *divided by* the number of days in such Monthly Period.

"Investor Default Rate" shall mean, for any Monthly Period, the percentage equivalent of a fraction, the numerator of which is the Aggregate Class D Investor Default Amount for such Monthly Period and the denominator of which is the Weighted Average Floating Allocation Investor Interest for such Monthly Period.

"Investor Interest" with respect to Series 2001-D shall mean, on any date of determination, an amount equal to the sum of (i) the aggregate Nominal Liquidation Amounts for each tranche of Notes Outstanding plus (ii) the Class D Investor Interest, in each case as of such date of determination.

"Investor Percentage" shall mean for any Monthly Period, (a) with respect to Finance Charge Receivables and Default Amounts, the Floating Investor Percentage and (b) with respect to Principal Receivables, the Principal Investor Percentage.

"Investor Principal Collections" shall mean, with respect to any Monthly Period, the sum of (a) the aggregate amount deposited into the Principal Account for such Monthly Period pursuant to subsections 4.05(a)(ii) or 4.05(b)(ii), in each case, as applicable to such Monthly Period, and (b) the aggregate amount of Unallocated Principal Collections deposited into the Principal Account pursuant to subsection 4.05(c).

"Investor Servicing Fee" shall have the meaning specified in subsection 3(a) hereof.

"Legal Maturity Date," with respect to any tranche of Notes, shall have the meaning specified in the Indenture.

"MBNA" shall have the meaning specified in the recitals of this Series Supplement.

"Merger" shall mean the merger of FIA with and into BANA on the Merger Date.

"Merger Date" shall mean October 1, 2014.

"Monthly Interest Proxy Amount" shall mean, with respect to any Monthly Period, as determined on any date of determination, an amount equal to the sum of (a) the product of (i) the aggregate amount targeted to be deposited into the Interest Funding Account (as defined in the BAseries Indenture Supplement)(for the avoidance of doubt, such amount shall include any interest, specified deposits, payments to derivative counterparties, program fees, liquidity fees or other amounts targeted to be deposited into the Interest Funding Account (as defined in the BAseries Indenture Supplement) pursuant to the Indenture and the BAseries

Indenture Supplement) for all outstanding tranches of Notes on the Transfer Date occurring in such Monthly Period and (ii) 1.50 and (b) following any increase in the Floating Allocation Investor Interest during such Monthly Period, the aggregate amount targeted to be deposited into the Interest Funding Account (as defined in the BAseries Indenture Supplement) on the following Transfer Date which relates to such increase.

"Monthly Interest Target" shall mean, with respect to each Monthly Period, an amount equal to the aggregate Targeted Interest Deposit Amounts (as defined in the Indenture) for all series of Notes for such Monthly Period.

"Monthly Period" shall have the meaning specified in the Agreement, except that the first Monthly Period with respect to the Series 2001-D Certificate shall begin on and include the Closing Date and shall end on and include June 30, 2001, and that the first Monthly Period with respect to the Class D Certificate shall begin on and include the Amendment Closing Date and shall end on and include March 31, 2009.

"Monthly Principal Target" shall mean, with respect to each Monthly Period, an amount equal to the sum of (i) the aggregate Targeted Principal Deposit Amounts (as defined in the Indenture) for all series of Notes for such Monthly Period and (ii) the Class D Monthly Principal Amount for such Monthly Period.

"Monthly Servicing Fee Proxy Amount" shall mean, with respect to any Monthly Period, as determined on any date of determination, an amount equal to the Net Servicing Fee calculated for the preceding Monthly Period.

"Net Servicing Fee" shall have the meaning specified in subsection 3(a) of this Series Supplement.

"Net Servicing Fee Rate" shall mean (a) so long as BANA or The Bank of New York Mellon is the Servicer, 1.25% per annum and (b) if BANA or The Bank of New York Mellon is no longer the Servicer, 2.0% per annum.

"Netting Conditions" shall mean each of the following conditions: (i) a Pay Out Event with respect to Series 2001-D shall not have occurred and be continuing, (ii) an Early Redemption Event as described in Section 4.01 of the BAseries Indenture Supplement with respect to the Notes or similar early redemption event relating to excess spread amounts or portfolio yield as described in the Indenture Supplement for any other outstanding series of Notes shall not have occurred and be continuing, (iii) an Event of Default and acceleration as described in subsection 701(a) or (b) of the Indenture shall not have occurred and be continuing, and (iv) the Servicer shall have a long-term unsecured debt rating of not lower than investment grade provided by Standard & Poor's and Fitch; provided, that the Netting Condition in this clause (iv) will be deemed to be satisfied unless it is not satisfied for a period of five Business Days and such condition has not been waived in writing by each applicable Rating Agency or cured.

"Nominal Liquidation Amount," with respect to any tranche of Notes, shall have the meaning specified in the Indenture.

"Note" or "Notes" shall mean each Note or the Notes (as defined in the Indenture) secured by the Series 2001-D Certificate.

"Note Owner" shall have the meaning specified in the Indenture.

"Noteholder" shall have the meaning specified in the Indenture.

"Original Series 2001-D Supplement" shall have the meaning specified in the recitals of this Series Supplement.

"Outstanding" shall have the meaning specified in the Indenture.

"Outstanding Dollar Principal Amount," with respect to any tranche of Notes, shall have the meaning specified in the Indenture.

"Pay Out Commencement Date" shall mean the date on which a Trust Pay Out Event is deemed to occur pursuant to Section 9.01 of the Agreement or a Series 2001-D Pay Out Event is deemed to occur pursuant to Section 7 hereof.

"Payment Instruction" shall have the meaning specified in the Indenture.

"Permitted Assignee" shall mean any Person (other than the Transferor or any of its Affiliates) who, if it were the holder of an interest in the Trust would not cause the Trust to be taxable as a publicly traded partnership for federal income tax purposes.

"Principal Account Investment Proceeds" shall mean, with respect to each Transfer Date, the investment earnings on deposits of Collections of Principal Receivables for the related Monthly Period in the Principal Account (net of investment expenses and losses) for the period from and including the first day of the related Monthly Period to but excluding such Transfer Date.

"Principal Allocation Investor Interest" shall mean, on any date of determination during any Monthly Period, an amount equal to the sum of (i) the aggregate Principal Allocation Amounts (as defined in the Indenture) for all series of Notes *plus* (ii) an amount equal to the sum of the Class D Investor Interest as of the last day of the preceding Monthly Period *plus* the aggregate amount of any increases in the Class D Investor Interest as a result of an increase in the Class D Required Investor Interest.

"Principal Investor Percentage" shall mean, with respect to any date of determination during any Monthly Period, the percentage equivalent of a fraction, the numerator of which is the Principal Allocation Investor Interest for such date and the denominator of which is the greater of (a) the aggregate amount of Principal Receivables in the Trust determined as of the close of business on the last day of the prior Monthly Period (or with respect to the first

calendar month in the first Monthly Period, the aggregate amount of Principal Receivables in the Trust determined as of the close of business on the day preceding the Closing Date and with respect to the second calendar month in the first Monthly Period, the aggregate amount of Principal Receivables in the Trust as of the close of business on the last day of the first calendar month in the first Monthly Period), and (b) the sum of the numerators used to calculate the Investor Percentages (as such term is defined in the Agreement) for allocations with respect to Principal Receivables for all outstanding Series on such date of determination; provided, however, that with respect to any Monthly Period in which an Allocation Reset Date occurs, the denominator determined pursuant to clause (a) hereof shall be, on and after such date, the aggregate amount of Principal Receivables in the Trust as of the beginning of the day on the most recently occurring Allocation Reset Date (after adjusting for the aggregate amount of Principal Receivables, if any, added to or removed from the Trust on such Allocation Reset Date).

"Rapid Amortization Period" shall mean the Amortization Period commencing on the Pay Out Commencement Date and ending on the earlier to occur of (a) the Series 2001-D Termination Date and (b) the termination of the Trust pursuant to Section 12.01 of the Agreement.

"Rating Agency" shall mean, so long as any tranche of Notes is rated by Moody's, Moody's, so long as any tranche of Notes is rated by Standard & Poor's, Standard & Poor's and, so long as any tranche of Notes is rated by Fitch, Fitch.

"Rating Agency Condition" shall mean the notification in writing by each Rating Agency to the Transferor, the Servicer and the Trustee that an action will not result in any Rating Agency reducing or withdrawing its then existing rating of the Investor Certificates (as defined in the Agreement) of any outstanding Series or class of a Series with respect to which it is a Rating Agency.

"Reallocated Class D Principal Collections" shall mean, with respect to any Transfer Date, Collections of Principal Receivables applied in accordance with subsection 4.10(b); provided, however, that such amount shall not exceed (i) the Class D Investor Interest after giving effect to any Class D Investor Charge-Offs for such Transfer Date or (ii) the sum of the Class D Principal Allocations with respect to the immediately preceding Monthly Period.

"Reassignment Amount" shall mean, with respect to any Transfer Date, the sum of (a) the Adjusted Outstanding Dollar Principal Amount (as defined in the Indenture) of all Notes *plus* the Class D Investor Interest on such Transfer Date, (b) the Monthly Interest Target with respect to the immediately preceding Monthly Period, (c) any due and unpaid BAseries Servicing Fee (as such term is defined in the BAseries Indenture Supplement) owed to the Servicer, or any other fees and expenses of the Indenture Trustee payable by the BA Credit Card Trust pursuant to the Indenture, each after giving effect to any deposits and distributions otherwise to be made on such Transfer Date and (d) any due and unpaid Investor Servicing Fee owed to the Servicer (in excess of any amounts owed to the Servicer under clause (c) of this definition).

"Revolving Period" shall mean the period from and including the Closing Date to, but not including, the Pay Out Commencement Date.

"Sarbanes Certification" shall have the meaning specified in subsection 22(d)(iii).

"Second Amended and Restated Series 2001-D Supplement" shall have the meaning specified in the recitals of this Series Supplement.

"Securitization Transaction" shall mean any New Issuance of Investor Certificates, pursuant to Section 6.03 of the Agreement, or issuance of Notes by the BA Credit Card Trust, publicly offered or privately placed, rated or unrated.

"Segregated Transferor Interest" shall mean a dollar amount of the Transferor Interest equal to the aggregate prefunded amounts on deposit in the Principal Funding Accounts for each series of Notes, as notified to the Servicer pursuant to Section 4.09 of the Agreement.

"Series 2001-D" shall mean the Series of BA Master Credit Card Trust II represented by the Series 2001-D Certificate and the Class D Certificate.

"Series 2001-D Certificate" shall have the meaning specified in Section 1.

"Series 2001-D Certificateholders" shall mean the Holders of the Series 2001-D Certificate.

"Series 2001-D Monthly Principal Payment" shall mean, with respect to any Monthly Period, an amount equal to the aggregate Monthly Principal Payments (as defined in the Indenture) for each series of Notes for such Monthly Period.

"Series 2001-D Pay Out Event" shall have the meaning specified in Section 7 hereof.

"Series 2001-D Termination Date" shall mean the earlier to occur of (a) the date designated by the Transferor following the last Legal Maturity Date of any series, class or tranche of Notes, and (b) the Trust Termination Date.

"Series Principal Shortfall" shall mean, with respect to any Transfer Date, the sum of (i) the excess, if any, of the sum of the Principal Shortfalls (as defined in the Indenture) for all series of Notes for the related Monthly Period over the sum of the Principal Excesses (as defined in the Indenture) for all series of Notes for the related Monthly Period *plus* (ii) the excess, if any, of the Class D Monthly Principal Amount with respect to such Transfer Date over the amount of Available Investor Principal Collections payable to the Class D Certificateholder pursuant to subsection 4.06(b)(ii) or 4.06(c)(ii), as applicable, as of such Transfer Date.

"Series Servicing Fee Percentage" shall mean 2.0%.

"Series Supplement" shall have the meaning specified in the first paragraph of this Series Supplement.

"Servicer Interchange" shall mean, for any Transfer Date, the portion of Collections of Finance Charge Receivables allocated to Series 2001-D and deposited in the Finance Charge Account with respect to the related Monthly Period that is attributable to Interchange; provided, however, that Servicer Interchange for any Transfer Date shall not exceed one-twelfth of the product of (i) the Weighted Average Floating Allocation Investor Interest for the related Monthly Period and (ii) 0.75%.

"Servicing Criteria" shall mean the "servicing criteria" set forth in Item 1122(d) of Regulation AB, as such may be amended from time to time.

"Servicing Participant" shall mean the Servicer, any Subservicer or any Person that participates in any of the servicing functions specified in Item 1122(d) of Regulation AB with respect to the Receivables. For the avoidance of doubt, the term "Servicing Participant" shall not include the Trustee.

"Servicing Party" shall have the meaning specified in subsection 22(f)(i).

"Shared Principal Collections" shall mean, with respect to any Transfer Date, either (a) the amount allocated to Series 2001-D which may be applied to the series principal shortfall with respect to other outstanding Series in Group One or (b) the amounts allocated to the Investor Certificates of other Series in Group One which the applicable Supplements for such Series specify are to be treated as "Shared Principal Collections" and which may be applied to cover the Series Principal Shortfall with respect to Series 2001-D.

"Subordinated Principal Target Deposit Amount" shall mean, for any date of determination during any Monthly Period, an amount equal to the excess, if any, of (a) the sum of (i) the Monthly Interest Proxy Amount for such Monthly Period, *plus* (ii) if BANA or The Bank of New York Mellon is not the Servicer, the Monthly Servicing Fee Proxy Amount for such Monthly Period, over (b) the aggregate amount of Collections of Finance Charge Receivables allocated to Series 2001-D for the preceding Monthly Period (unless the Transferor or the Servicer has reason to expect that Collections of Finance Charge Receivables allocated to the Investor Certificateholders for the current Monthly Period will be materially less, in which case, the amount calculated pursuant to clause (b) shall be such lesser amount).

"Subordinated Note Percentage" shall mean, with respect to any date of determination during any Monthly Period, the percentage equivalent of a fraction, the numerator of which is the sum of (i) the aggregate Principal Allocation Amounts (as defined in the Indenture) for such date calculated for those Notes which are subordinated to any senior Notes *plus* (ii) an amount equal to the sum of the Class D Investor Interest as of the last day of the preceding Monthly Period *plus* the aggregate amount of any increases in the Class D Investor Interest as a result of an increase in the Class D Required Investor Interest, and the denominator of which is the Principal Allocation Investor Interest for such date.

"Subservicer" shall mean any Person that services the Receivables on behalf of the Servicer or any Subservicer and is responsible for the performance (whether directly or through Subservicers or Servicing Participants) of a substantial portion of the material servicing functions required to be performed by the Servicer under the Agreement or this Series Supplement that are identified in Item 1122(d) of Regulation AB. For the avoidance of doubt, the term "Subservicer" shall not include the Trustee.

"Termination Proceeds" shall mean any proceeds arising out of a sale of Receivables (or interests therein) pursuant to subsection 12.01(b) of the Agreement with respect to Series 2001-D.

"Third Amended and Restated Series 2001-D Supplement" shall have the meaning specified in the recitals of this Series Supplement.

"Trustee" shall have the meaning specified in the first paragraph of this Series Supplement.

"Unallocated Principal Collections" shall have the meaning specified in subsection 4.05(c).

"Weighted Average Floating Allocation Investor Interest" shall mean, with respect to any Monthly Period, the sum of the Floating Allocation Investor Interest as of the close of business on each day during such Monthly Period divided by the actual number of days in such Monthly Period.

SECTION 3. Servicing Compensation and Assignment of Interchange.

(a) The share of the Servicing Fee allocable to Series 2001-D with respect to any Transfer Date (the "Investor Servicing Fee") shall be equal to one-twelfth of the product of (i) the Series Servicing Fee Percentage and (ii) the Weighted Average Floating Allocation Investor Interest for the Monthly Period preceding such Transfer Date. On each Transfer Date for which BANA or The Bank of New York Mellon is the Servicer, the Servicer Interchange with respect to the related Monthly Period that is on deposit in the Finance Charge Account shall be withdrawn from the Finance Charge Account and paid to the Servicer in payment of a portion of the Investor Servicing Fee with respect to such Monthly Period. Should the Servicer Interchange on deposit in the Finance Charge Account on any Transfer Date with respect to the related Monthly Period be less than one-twelfth of 0.75% of the Weighted Average Floating Allocation Investor Interest for such Monthly Period, the Investor Servicing Fee with respect to such Monthly Period will not be paid to the extent of such insufficiency of Servicer Interchange on deposit in the Finance Charge Account. The share of the Investor Servicing Fee allocable to Series 2001-D with respect to any Transfer Date (the "Net Servicing Fee") shall be equal to one-twelfth of the product of (i) the Net Servicing Fee Rate and (ii) the Weighted Average Floating Allocation Investor Interest for the related Monthly Period. Except as specifically provided above, the Servicing Fee shall be paid by the cash flows from the Trust allocated to the Transferor or the Investor Certificateholders of other Series (as provided in the related Supplements) and in no event shall the Trust, the Trustee, the Series 2001-D Certificateholders

or the Class D Certificateholder be liable therefor. The Net Servicing Fee shall be payable to the Servicer solely to the extent amounts are available for distribution in respect thereof pursuant to the Indenture.

(b)   On or before each Transfer Date, the Transferor shall notify the Servicer of the amount of Interchange to be included as Collections of Finance Charge Receivables and allocable to the Series 2001-D Certificateholders and the Class D Certificateholder with respect to the preceding Monthly Period as determined pursuant to this subsection 3(b). Such amount of Interchange shall be equal to the product of (i) the total amount of Interchange paid to the Transferor with respect to such Monthly Period and (ii) the Investor Percentage with regard to Finance Charge Receivables. On each Transfer Date, the Transferor shall cause to be deposited into the Finance Charge Account, in immediately available funds, the amount of Interchange to be so included as Collections of Finance Charge Receivables allocable to Series 2001-D with respect to the preceding Monthly Period. The Transferor hereby assigns, sets-over, conveys, pledges and grants a security interest and lien to the Trustee for the benefit of the Series 2001-D Certificateholders and the Class D Certificateholder in Interchange and the proceeds of Interchange, as set forth in this subsection 3(b). In connection with the foregoing grant of a security interest, this Series Supplement shall constitute a security agreement under applicable law. To the extent that a Supplement for a related Series, other than Series 2001-D, assigns, sets-over, conveys, pledges or grants a security interest in Interchange allocable to the Trust, all Investor Certificates of any such Series (except as otherwise specified in any such Supplement) and the Series 2001-D Certificate and the Class D Certificate shall rank *pari passu* and be equally and ratably entitled as provided herein to the benefits of such Interchange without preference or priority on account of the actual time or times of authentication and delivery, all in accordance with the terms and provisions of this Series Supplement and other related Supplements.

SECTION 4.   Delivery of the Series 2001-D Certificate and the Class D Certificate.

(a)   On or prior to the date of the Amended and Restated Series 2001-D Supplement, FIA, as "Seller" under the Amended and Restated Pooling and Servicing Agreement, dated as of June 10, 2006, between FIA and the Trustee, executed the Series 2001-D Certificate and delivered it to the Trustee for authentication in accordance with Section 6.01 of the Agreement. The Trustee delivered such Certificate after it was authenticated in accordance with Section 6.02 of the Agreement. On or prior to the Amendment Closing Date, the Transferor executed and delivered the Class D Certificate to the Trustee for authentication in accordance with Section 6.01 of the Agreement. The Trustee delivered such Class D Certificate after it was authenticated in accordance with Section 6.02 of the Agreement. On the Merger Date, the Series 2001-D Certificate and the Class D Certificate will be amended and replaced, which replacement Series 2001-D Certificate and Class D Certificate shall be executed and delivered by the Transferor to the Trustee for authentication in accordance with Section 6.01 of the Agreement. The Trustee shall deliver such replacement Series 2001-D Certificate and Class D Certificate when authenticated in accordance with Section 6.02 of the Agreement.

(b)   The Series 2001-D Certificate and the Class D Certificate are Registered Certificates as provided in Section 6.01 of the Agreement.

(c)   The Series 2001-D Certificate shall constitute a "security" within the meaning of (i) Article 8 of the Uniform Commercial Code (including Section 8-102(a)(15) thereof) as in effect from time to time in the State of Delaware and (ii) the Uniform Commercial Code of any other applicable jurisdiction that presently or hereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws and approved by the American Bar Association on February 14, 1995.

(d)   When issued and sold in accordance with the terms of the Agreement, including when duly executed and authenticated by the Trustee in accordance with the terms of the Agreement and when issued and delivered against payment therefore, the Series 2001-D Certificate and the Class D Certificate will be duly and validly issued and outstanding, fully paid, non-assessable, and entitled to the benefits of the Agreement.

SECTION 5.   Article IV of the Agreement.

(a)   Except as otherwise provided in subsection 5(b), Sections 4.01, 4.02 and 4.03 shall be read in their entirety as provided in the Agreement.

(b)   Notwithstanding any provision of the Agreement or this Series Supplement to the contrary, subsection 4.02(e) of the Agreement shall be amended to provide that on each Transfer Date the Trustee, at the Transferor's direction given on or before such Transfer Date, shall (i) treat as Available Funds in accordance with subsection 4.06(a) Series 2001-D's *pro rata* portion of Finance Charge Account Investment Proceeds with respect to such Transfer Date based on the ratio of the aggregate amount on deposit in the Finance Charge Account with respect to Series 2001-D for the related Monthly Period at the commencement of such Transfer Date to the aggregate amount on deposit in the Finance Charge Account for the related Monthly Period at the commencement of such Transfer Date and (ii) treat as Available Funds in accordance with subsection 4.06(a) Series 2001-D's *pro rata* portion of Principal Account Investment Proceeds with respect to such Transfer Date based on the ratio of the aggregate amount on deposit in the Principal Account with respect to Series 2001-D at the commencement of such Transfer Date to the aggregate amount on deposit in the Principal Account at the commencement of such Transfer Date.

(c)   Article IV (except for Sections 4.01, 4.02 and 4.03 thereof) shall be read in its entirety as follows and shall be applicable only to the Series 2001-D Certificate and the Class D Certificate:

ARTICLE IV
RIGHTS OF CERTIFICATEHOLDERS AND ALLOCATION AND APPLICATION OF COLLECTIONS

SECTION 4.04   <u>Rights of Series 2001-D Certificateholders and the Class D Certificateholder</u>. The Series 2001-D Certificate and the Class D Certificate shall represent undivided interests in the Trust, consisting of the right to receive, to the extent necessary to make the required payments with respect to the Investor Certificate at the times and in the amounts specified in this Series Supplement, (a) the Floating Investor Percentage and Principal Investor Percentage (as applicable from time to time) of Collections received with respect to the Receivables and (b) funds on deposit in the Collection Account, the Finance Charge Account and the Principal Account. The Class D Certificate shall be subordinate to the Series 2001-D Certificate as provided herein. The Transferor Interest shall not represent any interest in the Collection Account, the Finance Charge Account or the Principal Account, except as specifically provided in this <u>Article IV</u>.

SECTION 4.05   <u>Allocations.</u>

(a)   <u>Allocations During the Revolving Period</u>. During the Revolving Period, the Servicer shall, prior to the close of business on the day any Collections are deposited in the Collection Account, allocate to the Series 2001-D Certificateholders, the Class D Certificateholder or the Holder of the Transferor Interest and pay or deposit from the Collection Account the following amounts as set forth below:

(i)   Allocate to the Series 2001-D Certificateholders and the Class D Certificateholder and deposit in the Finance Charge Account an amount equal to the product of (y) the Floating Investor Percentage on the Date of Processing of such Collections and (z) the aggregate amount of Collections of Finance Charge Receivables on such Date of Processing. Funds deposited into the Finance Charge Account pursuant to this <u>subsection 4.05(a)(i)</u> shall be applied in accordance with <u>Section 4.06</u>.

(ii)   Allocate to the Series 2001-D Certificateholders and the Class D Certificateholder an amount equal to the product of (1) the Principal Investor Percentage on the Date of Processing of such Collections and (2) the aggregate amount of Collections processed in respect of Principal Receivables on such Date of Processing, and, of such amount:

(A) deposit in the Principal Account on each such Date of Processing an amount equal to the Daily Principal Shortfall;

(B) deposit in the Principal Account the following amounts:

(1)   on each such Date of Processing, an amount equal to the lesser of (x) the Subordinated Note Percentage of the Collections in respect of Principal Receivables allocated to the Series 2001-D Certificateholders and the Class D Certificateholder pursuant to this

subsection 4.05(a)(ii) and (y) so long as the Netting Conditions are satisfied, the Subordinated Principal Target Deposit Amount; provided, however, that if the Netting Conditions are not satisfied, an amount equal to subsection 4.05(a)(ii)(B)(1)(x); and

(2)   on the related Transfer Date, deposit in the Principal Account an amount equal to the lesser of (x) the Collections in respect of Principal Receivables allocated to the Series 2001-D Certificateholders and the Class D Certificateholder pursuant to this subsection 4.05(a)(ii) and not previously deposited in the Principal Account and (y) the excess, if any, of the Aggregate Reallocated Principal Amount for the related Monthly Period over the aggregate amount on deposit in the Principal Account pursuant to subsection 4.05(a)(ii)(B)(1) on the close of business on the last day of the related Monthly Period.

(C) pay to the Holder of the Transferor Interest an amount equal to any excess; provided, however, that the amount to be paid to the Holder of the Transferor Interest pursuant to this subsection 4.05(a)(ii)(C) with respect to any Date of Processing shall be paid to the Holder of the Transferor Interest if, and only to the extent that, the Transferor Interest on such Transfer Date is equal to or greater than the Minimum Transferor Interest (after giving effect to the inclusion in the Trust of all Receivables created on or prior to such Date of Processing and the application of payments referred to in subsection 4.03(b)) and otherwise shall be considered as Unallocated Principal Collections and deposited into the Principal Account in accordance with subsection 4.05(c).

(b)   Allocations During the Rapid Amortization Period. During the Rapid Amortization Period, the Servicer shall, prior to the close of business on the day any Collections are deposited in the Collection Account, allocate to the Series 2001-D Certificateholders, the Class D Certificateholder or the Holder of the Transferor Interest and pay or deposit from the Collection Account the following amounts as set forth below:

(i)   Deposit into the Finance Charge Account an amount equal to the product of (A) the Floating Investor Percentage on the Date of Processing of such Collections and (B) the aggregate amount of Collections processed in respect of Finance Charge Receivables on such Date of Processing to be applied in accordance with Section 4.06.

(ii)   (A)   Deposit into the Principal Account an amount equal to the product of (1) the Principal Investor Percentage on the Date of Processing of such Collections and (2) the aggregate amount of Collections processed in respect of Principal Receivables on such Date of Processing; provided, however, that the amount deposited into the Principal Account pursuant to this subsection 4.05(b)(ii)(A) shall not exceed the Investor Interest as of the close of business on the last day of the prior Monthly Period (after taking into account any payments, deposits and adjustments to be made to the Investor Interest on the Transfer Date relating to such Monthly Period) and (B) pay to the Holder of the Transferor Interest an amount equal to the excess, if any, identified in the proviso to

clause (A) above; provided, however, that the amount to be paid to the Holder of the Transferor Interest pursuant to this subsection 4.05(b)(ii)(B) with respect to any Date of Processing shall be paid to the Holder of the Transferor Interest if, and only to the extent that, the Transferor Interest on such Date of Processing is equal to or greater than the Minimum Transferor Interest (after giving effect to the inclusion in the Trust of all Receivables created on or prior to such Date of Processing and the application of payments referred to in subsection 4.03(b)) and otherwise shall be considered as Unallocated Principal Collections and deposited into the Principal Account in accordance with subsection 4.05(c).

(c)   Unallocated Principal Collections. Any Collections in respect of Principal Receivables not allocated and paid to the Holder of the Transferor Interest because of the limitations contained in subsections 4.05(a)(ii)(C) and 4.05(b)(ii)(B) and any amounts allocable to Series 2001-D deposited in the Principal Account pursuant to subsections 2.04(d)(iii) and 4.03(c) ("Unallocated Principal Collections") shall be held in the Principal Account and, except as provided in the following sentence, shall be paid to the Holder of the Transferor Interest if, and only to the extent that, the Transferor Interest is greater than the Minimum Transferor Interest. For each Transfer Date with respect to any Note Accumulation Period (as defined in the Indenture), any such Unallocated Principal Collections held in the Principal Account on such Transfer Date shall be included in the Investor Principal Collections which to the extent available shall be distributed as Available Investor Principal Collections to be applied pursuant to Section 4.06 on such Transfer Date.

(d)   Payments. With respect to the Series 2001-D Certificate and the Class D Certificate, and notwithstanding anything in the Agreement or this Series Supplement to the contrary, whether or not the Servicer is required to make monthly or daily deposits from the Collection Account into the Finance Charge Account or the Principal Account pursuant to subsections 4.05(a) or 4.05(b), with respect to any Monthly Period (i) the Servicer will only be required to deposit Collections from the Collection Account into the Finance Charge Account or the Principal Account up to the required amount to be deposited into any such account and distributed on or prior to the related Transfer Date to the Series 2001-D Certificateholders and the Class D Certificateholder and (ii) if at any time prior to such Transfer Date the amount of Collections deposited in the Collection Account, the Finance Charge Account or the Principal Account exceeds the amount required to be deposited pursuant to clause (i) above, the Servicer must immediately withdraw the excess from the Collection Account, the Finance Charge Account or the Principal Account, as applicable, and immediately pay it to the Holder of the Transferor Interest.

SECTION 4.06   Monthly Payments. On or before each Transfer Date, the Servicer shall instruct the Trustee in writing (which writing shall be substantially in the form of Exhibit B hereto) to withdraw and the Trustee, acting in accordance with such instructions, shall withdraw on such Transfer Date, to the extent of available funds, the amounts required to be withdrawn from the Finance Charge Account and the Principal Account as follows:

(a)   An amount equal to the Available Funds deposited into the Finance Charge Account for the related Monthly Period will be distributed on each Transfer Date in the following priority:

(i)   an amount equal to the lesser of (A) the Available Funds for such Transfer Date and (B) an amount equal to the sum of the deposits, applications and payments to be made on such Transfer Date pursuant to subsections 3.01(a) through (g) of the BAseries Indenture Supplement will be paid on such Transfer Date to the Series 2001-D Certificateholders in accordance with Section 5.01;

(ii)   an amount equal to the lesser of (A) the Available Funds remaining after the application specified in subsection 4.06(a)(i) above and (B) the Aggregate Class D Investor Default Amount for the immediately preceding Monthly Period shall be treated as Available Investor Principal Collections and shall be deposited into the Principal Account on such Transfer Date;

(iii)   an amount equal to the lesser of (A) the Available Funds remaining after the application specified in subsections 4.06(a)(i) and (ii) above and (B) the sum of (1) the aggregate amount of any unreimbursed Class D Investor Charge-Offs as of such Transfer Date and (2) the aggregate amount of any reductions to the Class D Investor Interest pursuant to subsection 4.10(b) shall be treated as Available Investor Principal Collections and shall be deposited into the Principal Account on such Transfer Date; and

(iv)   an amount equal to the excess, if any, of (A) the Available Funds for such Transfer Date over (B) the applications specified in subsections 4.06(a)(i), (ii) and (iii) will be paid on such Transfer Date to the Series 2001-D Certificateholders in accordance with Section 5.01 to be paid pursuant to subsections 3.01(h) and (i) of the BAseries Indenture Supplement.

(b)   During the Revolving Period, an amount equal to the Available Investor Principal Collections deposited into the Principal Account for the related Monthly Period will be distributed on each Transfer Date in the following priority:

(i)   an amount equal to the lesser of (A) the Available Investor Principal Collections for such Transfer Date and (B) an amount equal to the Series 2001-D Monthly Principal Payment for the related Monthly Period shall be paid on such Transfer Date to the Series 2001-D Certificateholders in accordance with Section 5.01;

(ii)   an amount equal to the lesser of (A) the Available Investor Principal Collections remaining after the application specified in subsection 4.06(b)(i) above and (B) the Class D Monthly Principal Amount shall be paid on such Transfer Date to the Class D Certificateholder in accordance with Section 5.01;

(iii)   an amount equal to the lesser of (A) the Available Investor Principal Collections remaining after the application specified in subsections 4.06(b)(i) and (ii) above and (B) the product of (1) a fraction, the numerator of which is equal to the

Available Investor Principal Collections remaining after the application specified in subsections 4.06(b)(i) and (ii) above for such Transfer Date and the denominator of which is equal to the sum of the Available Investor Principal Collections available for sharing as specified in the related Series Supplement for each Series in Group One (including Series 2001-D) and (2) the Cumulative Series Principal Shortfall shall remain in the Principal Account to be treated as Shared Principal Collections and applied to Series in Group One other than this Series 2001-D; and

(iv)   an amount equal to the excess, if any, of (A) the Available Investor Principal Collections for such Transfer Date over (B) the applications specified in subsections 4.06(b)(i), (ii) and (iii) above shall be paid to the Holder of the Transferor Interest; provided, however, that the amount to be paid to the Holder of the Transferor Interest pursuant to this subsection 4.06(b)(iv) with respect to such Transfer Date shall be paid to the Holder of the Transferor Interest if, and only to the extent that, the Transferor Interest on such Date of Processing is equal to or greater than the Minimum Transferor Interest (after giving effect to the inclusion in the Trust of all Receivables created on or prior to such Transfer Date and the application of payments referred to in subsection 4.03(b)) and otherwise shall be considered as Unallocated Principal Collections and deposited into the Principal Account in accordance with subsection 4.05(c).

(c)   During the Rapid Amortization Period, an amount equal to the Available Investor Principal Collections deposited into the Principal Account for the related Monthly Period will be distributed on each Transfer Date in the following priority:

(i)   an amount equal to the Investor Interest *minus* the Class D Investor Interest shall be paid on such Transfer Date to the Series 2001-D Certificateholders in accordance with Section 5.01;

(ii)   an amount equal to the excess, if any, of (A) the Available Investor Principal Collections remaining after the application specified in subsection 4.06(c)(i) above and (B) the Class D Investor Interest shall be paid on such Transfer Date to the Class D Certificateholder in accordance with Section 5.01; and

(iii)   an amount equal to the excess, if any, of (A) the Available Investor Principal Collections over (B) the applications specified in subsections 4.06(c)(i) and (ii) above shall be paid to the Holder of the Transferor Interest; provided, however, that the amount to be paid to the Holder of the Transferor Interest pursuant to this subsection 4.06(c)(iii) with respect to such Transfer Date shall be paid to the Holder of the Transferor Interest if, and only to the extent that, the Transferor Interest on such Date of Processing is equal to or greater than the Minimum Transferor Interest (after giving effect to the inclusion in the Trust of all Receivables created on or prior to such Transfer Date and the application of payments referred to in subsection 4.03(b)) and otherwise shall be considered as Unallocated Principal Collections and deposited into the Principal Account in accordance with subsection 4.05(c).

SECTION 4.07   Shared Principal Collections.

(a)   The portion of Shared Principal Collections on deposit in the Principal Account equal to the amount of Shared Principal Collections allocable to Series 2001-D on any Transfer Date shall be applied as an Available Investor Principal Collection pursuant to Section 4.06 and pursuant to such Section 4.06 shall be paid on such Transfer Date to the Certificate Representative.

(b)   Shared Principal Collections allocable to Series 2001-D with respect to any Transfer Date shall mean an amount equal to the Series Principal Shortfall, if any, with respect to Series 2001-D for such Transfer Date; provided, however, that if the aggregate amount of Shared Principal Collections for all Series for such Transfer Date is less than the Cumulative Series Principal Shortfall for such Transfer Date, then Shared Principal Collections allocable to Series 2001-D on such Transfer Date shall equal the product of (i) Shared Principal Collections for all Series for such Transfer Date and (ii) a fraction, the numerator of which is the Series Principal Shortfall with respect to Series 2001-D for such Transfer Date and the denominator of which is the Cumulative Series Principal Shortfall for all Series in Group One for such Transfer Date.

(c)   Solely for the purpose of determining the amount of Available Investor Principal Collections to be treated as Shared Principal Collections on any Transfer Date allocable to other Series in Group One, on each Determination Date, the Servicer shall determine the amount of Shared Principal Collections with respect to Series 2001-D as of such Determination Date for the following Transfer Date.

SECTION 4.08   Transferor's or Servicer's Failure to Make a Deposit or Payment. If the Servicer or the Transferor fails to make, or give instructions to make, any payment or deposit (other than as required by subsections 2.04(d) and (e) and 12.02(a) or Sections 10.02 and 12.01) required to be made or given by the Servicer or the Transferor, respectively, at the time specified in the Agreement (including applicable grace periods), the Trustee shall make such payment or deposit from the applicable Investor Account without instruction from the Servicer or the Transferor. The Trustee shall be required to make any such payment, deposit or withdrawal hereunder only to the extent that the Trustee has sufficient information to allow it to determine the amount thereof. The Servicer or the Transferor, as applicable, shall, upon request of the Trustee, promptly provide the Trustee with all information necessary to allow the Trustee to make such payment, deposit or withdrawal. Such funds or the proceeds of such withdrawal shall be applied by the Trustee in the manner in which such payment or deposit should have been made by the Transferor or the Servicer, as the case may be.

SECTION 4.09   Collections of Finance Charge Receivables Allocable to Segregated Transferor Interest. The Certificate Representative may from time to time notify the Transferor and the Servicer of the existence of a prefunding target amount and of the amount of the Transferor Interest that is to be the Segregated Transferor Interest in an amount equal to the prefunded amounts on deposit in the Principal Funding Accounts (as defined in the Indenture and any supplement thereto) for any series of Notes. Prior to the close of business on the day any

Collections are deposited in the Collection Account during the Monthly Period in which such notice was given from and after the date of such notice, the Servicer will:

(a)   allocate to the Segregated Transferor Interest and deposit in the Finance Charge Account the aggregate amount of all Collections of Finance Charge Receivables allocable to the Segregated Transferor Interest with respect to such Monthly Period, and

(b)   on the following Transfer Date, (i) pay to the Series 2001-D Certificateholder an amount equal to the lesser of (x) the aggregate amount deposited in the Finance Charge Account pursuant to clause (a) above, and (y) the aggregate amount of all Prefunding Earnings Shortfalls (as defined in the Indenture and the related supplements thereto) for all tranches of Notes with respect to such Monthly Period and (ii) pay to the Holder of the Transferor Interest an amount equal to any excess; provided, however, that within two (2) Business Days of the occurrence of an Insolvency Event, the aggregate amount deposited into the Finance Charge Account pursuant to clause (a) on or prior to the occurrence of such Insolvency Event will, to the extent not previously paid to the Series 2001-D Certificateholder, be paid to the Series 2001-D Certificateholder.

SECTION 4.10   Class D Investor Charge-Offs; Reallocated Class D Principal Collections.

(a)   On or before each Transfer Date, the Servicer shall calculate the Aggregate Class D Investor Default Amount. If on any Transfer Date the Aggregate Class D Investor Default Amount for the immediately preceding Monthly Period exceeds the sum of the amount of Available Funds allocated and available to fund such amount pursuant to subsection 4.06(a)(ii), the Class D Investor Interest shall be reduced by the amount of such excess, but not by more than the lesser of the Aggregate Class D Investor Default Amount and the Class D Investor Interest for such Transfer Date (a "Class D Investor Charge-Off"). If on any Transfer Date prior to any applications pursuant to subsection 4.06(a)(ii) the Aggregate Class D Investor Default Amount exceeds the Class D Investor Interest, the Class D Investor Interest will be reduced to zero, and the amount by which the Aggregate Class D Investor Default Amount exceeds the Class D Investor Interest will be the "Aggregate Investor Default Amount." Following the reduction of the Class D Investor Interest due to Class D Investor Charge-Offs, the Class D Investor Interest thereafter shall be reimbursed on any Transfer Date (but not by an amount in excess of the aggregate Class D Investor Charge-Offs) by the amount of the Available Funds allocated and available for that purpose pursuant to subsection 4.06(a)(iii).

(b)   On or before each Transfer Date, the Servicer shall instruct the Trustee in writing (which writing shall be substantially in the form of Exhibit B to the Series 2001-D Supplement hereto) to withdraw from the Principal Account and apply Reallocated Class D Principal Collections as Available Funds. The amount of "Reallocated Class D Principal Collections" as of any Transfer Date shall be the excess (calculated prior to giving effect to any reallocations pursuant to Section 3.09 of the BAseries Indenture Supplement), if any, of the sum of the deposits, applications and payments to be made on such Transfer Date pursuant to subsections 3.01(a) and (b) of the BAseries Indenture Supplement over BAseries Available Funds (as such term is defined in the BAseries Indenture Supplement) for such Transfer Date

(such excess, the "BAseries Available Funds Shortfall"). The Class D Investor Interest shall be reduced by the amount of any such Reallocated Class D Principal Collections, and thereafter shall be reimbursed on any Transfer Date (but not by an amount in excess of the Reallocated Class D Principal Collections) by the amount of the Available Funds allocated and available for that purpose pursuant to subsection 4.06(a)(iii). To the extent that the BAseries Available Funds Shortfall exceeds the Class D Investor Interest on any Transfer Date (determined after giving effect to any Class D Investor Charge-Offs on such Transfer Date), the Class D Investor Interest shall be reduced to zero, and the excess of the BAseries Available Funds Shortfall over the amount of any Reallocated Class D Principal Collections applied on such Transfer Date shall be reimbursed to the extent amounts are available therefor pursuant to Section 3.09 of the BAseries Indenture Supplement.

SECTION 6.   Article V of the Agreement. Article V of the Agreement shall read in its entirety as follows and shall be applicable only to the Series 2001-D Certificateholders and the Class D Certificateholder:

ARTICLE V
DISTRIBUTIONS AND REPORTS TO INVESTOR
CERTIFICATEHOLDERS

SECTION 5.01. Distributions. On each Transfer Date, the Trustee shall distribute (in accordance with the certificate delivered on or before the related Transfer Date by the Servicer to the Trustee pursuant to subsection 3.04(b)) to the Certificate Representative and the Class D Certificateholder the aggregate amount payable to the Series 2001-D Certificateholders and the Class D Certificateholder pursuant to Section 4.06 to the account of the Certificate Representative or Class D Certificateholder, as specified in writing by the Certificate Representative or the Class D Certificateholder, respectively, in immediately available funds.

SECTION 5.02. Monthly Series Certificateholders' Statement. On or before each Transfer Date, the Trustee shall forward to the Certificate Representative, the Class D Certificateholder and each Rating Agency a statement substantially in the form of Exhibit C to the Series 2001-D Supplement hereto prepared by the Servicer, delivered to the Trustee and the Transferor and setting forth, among other things, the following information:

    (i)   the amount of the current distribution;

    (ii)   the amount of the current distribution which constitutes Available Funds and Available Investor Principal Collections;

    (iii)   the amount of Collections of Principal Receivables processed during the related Monthly Period and allocated to the Series 2001-D Certificateholders and the Class D Certificateholder;

(iv)   the amount of Collections of Finance Charge Receivables processed during the related Monthly Period and allocated to the Series 2001-D Certificateholders and the Class D Certificateholder;

(v)   the aggregate amount of Principal Receivables, the Investor Interest, the Class D Investor Interest, the Floating Allocation Investor Interest, the Principal Allocation Investor Interest, the Floating Investor Percentage and the Principal Investor Percentage with respect to the Principal Receivables in the Trust as of the end of the day on the Record Date;

(vi)   the aggregate outstanding balance of Accounts which were 30 to 59, 60 to 89, 90 to 119, 120 to 149 and 150 or more days delinquent as of the end of the day on the Record Date;

(vii)   the Aggregate Investor Default Amount and the Aggregate Class D Investor Default Amount for the related Monthly Period;

(viii)   the amount of the Investor Servicing Fee, the Net Servicing Fee and the Servicer Interchange for the related Monthly Period; and

(ix)   such other items as are set forth in Exhibit C to the Series 2001-D Supplement hereto.

SECTION 7.   Series 2001-D Pay Out Events. If any one of the following events shall occur with respect to Series 2001-D:

(a)   failure on the part of the Transferor (i) to make any payment or deposit required by the terms of the Agreement or this Series Supplement, on or before the date occurring five days after the date such payment or deposit is required to be made herein or (ii) duly to observe or perform in any material respect any covenants or agreements of the Transferor set forth in the Agreement or this Series Supplement, which failure has a material adverse effect on the Series 2001-D Certificateholders (which determination shall be made without reference to whether any funds are available under the Class D Certificate) and which continues unremedied for a period of 60 days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Transferor by the Trustee, or to the Transferor and the Trustee by the Holders of the Series 2001-D Certificate evidencing Undivided Interests aggregating not less than 50% of the Investor Interest of this Series 2001-D, and continues to affect materially and adversely the interests of the Series 2001-D Certificateholders (which determination shall be made without reference to whether any funds are available under the Class D Certificate) for such period;

(b)   any representation or warranty made by the Transferor in the Agreement or this Series Supplement, or any information contained in a computer file or microfiche list required to be delivered by the Transferor pursuant to Section 2.01 or 2.06 of the Agreement, (i) shall prove to have been incorrect in any material respect when made or when delivered, which continues to be incorrect in any material respect for a period of 60 days after the date on

which written notice of such failure, requiring the same to be remedied, shall have been given to the Transferor by the Trustee, or to the Transferor and the Trustee by the Holders of the Series 2001-D Certificate evidencing Undivided Interests aggregating not less than 50% of the Investor Interest of this Series 2001-D, and (ii) as a result of which the interests of the Series 2001-D Certificateholders (which determination shall be made without reference to whether any funds are available under the Class D Certificate) are materially and adversely affected and continue to be materially and adversely affected for such period; provided, however, that a Series 2001-D Pay Out Event pursuant to this subsection 7(b) hereof shall not be deemed to have occurred hereunder if the Transferor has accepted reassignment of the related Receivable, or all of such Receivables, if applicable, during such period in accordance with the provisions of the Agreement;

(c)   the Transferor shall fail to convey Receivables arising under Additional Accounts, or Participations, to the Trust, as required by subsection 2.06(a) of the Agreement; or

(d)   any Servicer Default shall occur which would have a material adverse effect on the Series 2001-D Certificateholders;

then, in the case of any event described in subsection 7(a), (b) or (d) hereof, after the applicable grace period set forth in such subparagraphs, if any, either the Trustee or Holders of the Series 2001-D Certificate evidencing Undivided Interests aggregating not less than 50% of the Investor Interest of this Series 2001-D by notice then given in writing to the Transferor and the Servicer (and to the Trustee if given by the Series 2001-D Certificateholders) may declare that a pay out event (a "Series 2001-D Pay Out Event") has occurred as of the date of such notice, and in the case of any event described in subsection 7(c) hereof, a Series 2001-D Pay Out Event shall occur without any notice or other action on the part of the Trustee or the Series 2001-D Certificateholders immediately upon the occurrence of such event.

SECTION 8.   Sale of Investor Interest Pursuant to Subsection 2.04(e) or 10.02(a) of the Agreement.

(a)   (i)   Notwithstanding anything to the contrary in this Series Supplement or the Agreement, the reassignment deposit amount with respect to Series 2001-D in connection with a reassignment of Principal Receivables pursuant to subsection 2.04(e) of the Agreement shall be equal to the Reassignment Amount for the first Transfer Date following the Monthly Period in which such reassignment obligation arises under the Agreement.

(ii)   Notwithstanding anything to the contrary in this Series Supplement or the Agreement, the minimum bid in connection with a sale of Receivables pursuant to subsection 10.02(a) of the Agreement shall be equal to the Reassignment Amount for the first Transfer Date following the Monthly Period in which such sale of receivables obligation arises under the Agreement.

(b)   With respect to the proceeds from any reassignment of Principal Receivables available for distribution to the Series 2001-D Certificateholders and the Class D Certificateholder as described in this Section 8 or any Termination Proceeds from the sale of

Receivables (or interests therein) allocable to the Investor Interest deposited into the Collection Account pursuant to subsection 12.01(b) of the Agreement, the Trustee shall, not later than 12:00 noon, New York City time, on the following Transfer Date, make deposits or distributions of such amounts and pay such amounts to the Series 2001-D Certificateholders and the Class D Certificateholder.

(c)   Notwithstanding anything to the contrary in this Series Supplement or the Agreement, the entire amount payable to the Series 2001-D Certificateholders and the Class D Certificateholder pursuant to subsection 10.02(a) of the Agreement and all amounts available for distribution to the Series 2001-D Certificateholders and the Class D Certificateholder shall be distributed in full to the Series 2001-D Certificateholders and the Class D Certificateholder on such date and shall be deemed to be a final distribution pursuant to Section 12.01 of the Agreement.

SECTION 9.   [Reserved.]

SECTION 10.   Sale of Receivables. Upon notice to the Trustee, the Transferor, the Class D Certificateholder and the Servicer by the Certificate Representative pursuant to the Indenture with respect to any tranche of accelerated Notes or any tranche of Notes which has reached its Legal Maturity Date, the Trustee will cause the Trust to sell to a Permitted Assignee Principal Receivables and the related Finance Charge Receivables (or interests therein) in an amount specified by the Certificate Representative which shall be a portion of the Investor Interest of Series 2001-D equal to the Nominal Liquidation Amount of the affected tranche of Notes, calculated as of the end of the prior Monthly Period (after giving effect to deposits and distributions otherwise to be made with respect to such Monthly Period). The proceeds from such sale shall be immediately paid to the Certificate Representative.

SECTION 11.   Series 2001-D Termination. The right of the Series 2001-D Certificateholders and the Class D Certificateholder to receive payments from the Trust will terminate on the first Business Day following the earlier to occur of (i) the date designated by the Transferor following the last occurring Legal Maturity Date of any tranche of Notes, and (ii) the Trust Termination Date.

SECTION 12.   Counterparts. This Series Supplement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same instrument.

SECTION 13.   Governing Law; Submission to Jurisdiction; Agent for Service of Process. This Series Supplement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws. The parties hereto declare that it is their intention that this Series Supplement shall be regarded as made under the laws of the State of Delaware and that the laws of said State shall be applied in interpreting its provisions in all cases where legal interpretation shall be required. Each of the parties hereto agrees (a) that this Series Supplement involves at least $100,000.00, and (b) that this Series Supplement has been entered into by the parties hereto in express reliance upon 6 DEL. C. § 2708. Each of the parties hereto hereby irrevocably and unconditionally agrees (a) to be subject

to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (b)(1) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party's agent for acceptance of legal process, and (2) that, to the fullest extent permitted by applicable law, service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to (b)(1) or (2) above shall, to the fullest extent permitted by applicable law, have the same legal force and effect as if served upon such party personally within the State of Delaware.

SECTION 14.   Additional Notices. For so long as the Series 2001-D Certificate shall be outstanding, the Transferor agrees to provide Fitch with the notice provided to each Rating Agency in subsection 2.06(c)(i) of the Agreement and agrees to provide to Fitch and Standard and Poor's the Opinion of Counsel provided to Moody's pursuant to subsection 2.06(c)(vi) of the Agreement, in each case in the times and the manner provided for in such subsections.

SECTION 15.   Additional Representations and Warranties of the Servicer. The Servicer hereby makes as of the date hereof, and any Successor Servicer by its appointment under the Agreement shall make the following representations and warranties:

(a)   All Consents. All authorizations, consents, orders or approvals of or registrations or declarations with any Governmental Authority required to be obtained, effected or given by the Servicer in connection with the execution and delivery of this Series Supplement by the Servicer and the performance of the transactions contemplated by this Series Supplement by the Servicer, have been duly obtained, effected or given and are in full force and effect.

(b)   Rescission or Cancellation. The Servicer shall not cause or authorize any rescission or cancellation of any Receivable except as ordered by a court of competent jurisdiction or other Governmental Authority or in accordance with the normal operating procedures of the Servicer.

(c)   Receivables Not To Be Evidenced by Promissory Notes. Except in connection with its enforcement or collection of an Account, the Servicer will take no action to cause any Receivable to be evidenced by an instrument or chattel paper (as defined in the Delaware UCC).

SECTION 16.   No Petition. To the fullest extent permitted by applicable law, the Transferor, the Servicer and the Trustee, by entering into this Series Supplement, and each Series 2001-D Certificateholder and the Class D Certificateholder, by accepting the Series 2001-D Certificate and the Class D Certificate, respectively, or any portion thereof, hereby covenant and agree that they will not at any time institute against the Trust, or join in any institution against the Trust of, any bankruptcy proceedings under any United States Federal or state bankruptcy or similar law in connection with any obligations relating to the Series 2001-D Certificateholders, the Class D Certificateholder, the Agreement or this Series Supplement.

To the fullest extent permitted by applicable law, the Servicer and the Trustee, by entering into this Series Supplement, and each Series 2001-D Certificateholder and the Class D Certificateholder, by accepting the Series 2001-D Certificate and the Class D Certificate, respectively, or any portion thereof, hereby covenant and agree that they will not at any time institute against the Transferor, or join in any institution against the Transferor of, any bankruptcy proceedings under any United States Federal or state bankruptcy or similar law.

SECTION 17.   Certain Tax Related Amendments. In addition to being subject to amendment pursuant to any other provisions relating to amendments in either the Agreement or this Series Supplement, this Series Supplement may be amended by the Transferor without the consent of the Servicer, Trustee, any Series 2001-D Certificateholder or the Class D Certificateholder if the Transferor provides the Trustee with (i) an Opinion of Counsel to the effect that such amendment or modification would reduce the risk the Trust would be treated as taxable as a publicly traded partnership pursuant to Code section 7704 and (ii) a certificate that such amendment or modification would not materially and adversely affect any Series 2001-D Certificateholder; provided, that no such amendment shall be deemed effective without the Trustee's consent, if the Trustee's rights, duties and obligations hereunder are thereby modified. Promptly after the effectiveness of any amendment pursuant to this Section 17, the Transferor shall deliver a copy of such amendment to each of the Servicer, the Trustee and each Rating Agency.

SECTION 18.   Treatment of Noteholders and Note Owners.

(a)   For purposes of any provision of the Agreement, this Series Supplement, or the Asset Representations Review Agreement requiring or permitting actions with the consent of, or at the direction of Investor Certificateholders generally or Series 2001-D Certificateholders specifically holding a specified percentage of the aggregate unpaid principal amount of the applicable Investor Certificates, (a) each Noteholder will be deemed to be a Series 2001-D Certificateholder; (b) each Noteholder will be deemed to be the Holder of an aggregate unpaid principal amount of the Series 2001-D Certificate equal to the Adjusted Outstanding Dollar Principal Amount of such Noteholder's Notes; (c) each series of Notes under the Indenture will be deemed to be a separate Series of Investor Certificates and the Holder of a Note of such series will be deemed to be the Holder of an aggregate unpaid principal amount of such Series of Investor Certificates equal to the Adjusted Outstanding Dollar Principal Amount of such Noteholder's Notes of such series; (d) each tranche of Notes under the Indenture will be deemed to be a separate Class of Investor Certificates and the Holder of a Note of such tranche will be deemed to be the Holder of an aggregate unpaid principal amount of such Class of Investor Certificates equal to the Adjusted Outstanding Dollar Principal Amount of such Noteholder's Notes of such tranche; and (e) any Notes owned by the BA Credit Card Trust, the Transferor, the Servicer, any other holder of the Transferor Interest or any Affiliate thereof, and in addition, for purposes of subsection 14.02(a) and 14.02(b) of the Agreement and any provision of the Asset Representations Review Agreement, Notes owned by the Account Owner, the Asset Representations Reviewer or any Affiliate thereof, will be deemed not to be outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such consent or direction, only Notes which a Responsible Officer in the Corporate Trust Office of the Trustee knows to be so owned shall be so disregarded. Notes so owned that have been pledged in good

faith shall not be disregarded and may be regarded as outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Notes and that the pledgee is not the Transferor, the Servicer, any other holder of the Transferor Interest or any Affiliate thereof, and in addition, for purposes of subsection 14.02(a) and 14.02(b) of the Agreement and any provision of the Asset Representations Review Agreement, the pledgee is not the Account Owner, the Asset Representations Reviewer or any Affiliate thereof.

(b)   For purposes of subsection 3.08(b) of the Agreement, each Note Owner will be deemed to be a Certificate Owner.

SECTION 19.   Transfer of the Series 2001-D Certificate or the Class D Certificate.

(a)   After the Closing Date, the Series 2001-D Certificate may not be sold, participated, transferred, assigned, exchanged or otherwise pledged or conveyed in whole or in part except upon the prior delivery to the Master Trust Trustee and the Owner Trustee of a Master Trust Tax Opinion and an Issuer Tax Opinion (as defined in the Indenture), respectively, with respect thereto.

(b)   After the Amendment Closing Date, the Class D Certificate may not be sold, participated, transferred, assigned, exchanged or otherwise pledged or conveyed in whole or in part.

SECTION 20.   Annual Servicer's Certificate for Series 2001-D. For purposes of the Officer's Certificate prepared and delivered by the Servicer in accordance with Section 3.05 of the Agreement, with regard to Series 2001-D such Officer's Certificate shall include a review of the Servicer's activities and obligations under the Agreement, this Series Supplement and the Indenture.

SECTION 21.   Annual Independent Accountants' Servicing Report.

(a)   With regard to any tranche of Notes or any additional Notes the offer and sale of which (i) commences on or before December 31, 2005 or (ii) is not registered with the Commission under the Securities Act, on or before the 90th day following the end of each fiscal year of the Trust and BA Credit Card Trust (or, if such 90th day is not a Business Day, the next succeeding Business Day), the Servicer, on behalf of the Trust, shall cause a firm of nationally recognized independent certified public accountants (who may also render other services to the Servicer or the Transferor) to furnish reports prepared in accordance with subsections 3.06(a) and (b) of the Agreement. A copy of such reports may be obtained by any Series 2001-D Certificateholder by a request in writing to the Trustee addressed to the Corporate Trust Office.

(b)   Notwithstanding any provision of Section 3.06 of the Agreement or subsection 21(a) to the contrary, with regard to any tranche of Notes or any additional Notes the offer and sale of which (i) commences after December 31, 2005 and (ii) is registered with the Commission under the Securities Act, on or before the 90th day following the end of each fiscal year of the Trust and BA Credit Card Trust (or, if such 90th day is not a Business Day, the next

succeeding Business Day), commencing with the fiscal year ending June 30, 2006, the Servicer shall cause a firm of nationally recognized independent public accountants (who may also render other services to the Servicer or the Transferor) to furnish, as provided in Section 13.05 of the Agreement, to the Trustee, the Transferor and the Rating Agency each attestation report on assessments of compliance with the Servicing Criteria with respect to the Servicer or any affiliate thereof during the immediately preceding fiscal year (or, with respect to the report delivered in 2016, for the period from and including July 1, 2015 through and including December 31, 2015) delivered by such accountants pursuant to Rule 13(a)-18 or Rule 15(d)-18 of the Exchange Act and Item 1122 of Regulation AB.

A copy of such report (or reports, as applicable) may be obtained by any Series 2001-D Certificateholder by a request in writing to the Trustee addressed to the Corporate Trust Office.

SECTION 22.   Compliance with Regulation AB.

(a)   Intent of the Parties; Reasonableness. The Transferor, the Trustee and the Servicer acknowledge and agree that the purpose of this Section 22 is to facilitate compliance by the Transferor with the provisions of Regulation AB and related rules and regulations of the Securities and Exchange Commission (the "Commission"). The Transferor shall not exercise its right to request delivery of information or other performance under these provisions other than in good faith, or for purposes other than the Transferor's compliance with the Securities Act, the Exchange Act and the rules and regulations of the Commission thereunder (or the provision in a private offering of disclosure comparable to that required under the Securities Act). The Trustee agrees to cooperate in good faith with any reasonable request by the Transferor for information regarding the Trustee which is required in order to enable the Transferor to comply with the provisions of Items 1109(a)(1), 1109(a)(2), 1117, 1118, 1119 and 1122 of Regulation AB as it relates to the Trustee or to the Trustee's obligations under the Agreement or this Series Supplement. The Servicer shall cooperate fully with the Transferor to deliver to the Transferor (including any of its assignees or designees), any and all statements, reports, certifications, records and any other information necessary in the good faith determination of the Transferor to permit the Transferor to comply with the provisions of Regulation AB, together with such disclosures relating to the Servicer and the Accounts, or the servicing of the Receivables, reasonably believed by the Transferor to be necessary in order to effect such compliance.

(b)   Additional Representations and Warranties of the Trustee. The Trustee shall be deemed to represent to the Transferor, as of the date on which information is provided to the Transferor under subsection 22(c) that, except as disclosed in writing to the Transferor prior to such date: (i) neither the execution or the delivery by the Trustee of the Agreement or this Series Supplement, the performance by the Trustee of its obligations under the Agreement or this Series Supplement nor the consummation of any of the transactions by the Trustee contemplated thereby, is in violation of any indenture, mortgage, bank credit agreement, note or bond purchase agreement, long-term lease, license or other agreement or instrument to which the Trustee is a party or by which it is bound, which violation would have a material adverse effect on the Trustee's ability to perform its obligations under the Agreement or this Series Supplement, or of any judgment or order applicable to the Trustee; and (ii) there are no proceedings pending or

threatened against the Trustee in any court or before any governmental authority, agency or arbitration board or tribunal which, individually or in the aggregate, would have a material adverse effect on the right, power and authority of the Trustee to enter into the Agreement or this Series Supplement or to perform its obligations under the Agreement or this Series Supplement.

(c) <u>Information to Be Provided by the Trustee</u>. The Trustee shall (i) on or before the final Business Day of each month, provide to the Transferor, in writing, such information regarding the Trustee as is requested for the purpose of compliance with Item 1117 of Regulation AB, and (ii) as promptly as practicable following notice to or discovery by the Trustee of any changes to such information, provide to the Transferor, in writing, such updated information.

The Trustee shall (i) on or before the final Business Day of each January, April, July and October, provide to the Transferor such information regarding the Trustee as is requested for the purpose of compliance with Items 1109(a)(1), 1109(a)(2), 1118 and 1119 of Regulation AB, and (ii) as promptly as practicable following notice to or discovery by the Trustee of any changes to such information, provide to the Transferor, in writing, such updated information. Such information shall include, at a minimum:

(A) the Trustee's name and form of organization;

(B) a description of the extent to which the Trustee has had prior experience serving as a trustee for asset-backed securities transactions involving credit card receivables;

(C) a description of any affiliation or relationship between the Trustee and any of the following parties to a Securitization Transaction, as such parties are identified to the Trustee by the Transferor in writing in advance of such Securitization Transaction:

(1) the sponsor;
(2) any depositor;
(3) the issuing entity;
(4) any servicer;
(5) any trustee;
(6) any originator;
(7) any significant obligor;
(8) any enhancement or support provider; and
(9) any other material transaction party.

(D) In connection with the above-listed parties, a description of whether there is, and if so the general character of, any business relationship, agreement, arrangement, transaction or understanding that is entered into outside the ordinary course of business or is on terms other than would be obtained in an arm's length transaction with an unrelated third party, apart from the asset-backed securities transaction, that

currently exists or that existed during the past two years and that is material to an investor's understanding of the asset-backed securities.

(d)   Report on Assessment of Compliance and Attestation. On or before the 60th day following the end of each fiscal year of the Trust and BA Credit Card Trust, commencing with the fiscal year ending [December 31, 2015], the Trustee shall:

(i)   deliver to the Transferor and the Servicer a report regarding the Trustee's assessment of compliance with the Servicing Criteria during the immediately preceding fiscal year (or, with respect to the report delivered in 2016, for the period from and including July 1, 2015 through and including December 31, 2015), as required under Rules 13a-18 and 15d-18 of the Exchange Act and Item 1122 of Regulation AB. Such report shall be addressed to the Transferor and the Servicer and signed by an authorized officer of the Trustee, and shall address each of the Servicing Criteria specified in Exhibit E hereto or such criteria as mutually agreed upon by the Transferor and the Trustee;

(ii)   deliver to the Transferor and the Servicer a report of a registered public accounting firm reasonably acceptable to the Transferor that attests to, and reports on, the assessment of compliance made by the Trustee and delivered pursuant to the preceding paragraph. Such attestation shall be in accordance with Rules 1-02(a)(3) and 2-02(g) of Regulation S-X under the Securities Act and the Exchange Act; and

(iii)   deliver to the Transferor, the Servicer and any other Person that will be responsible for signing the certification (a "Sarbanes Certification") required by Rules 13a-14(d) and 15d-14(d) under the Exchange Act (pursuant to Section 302 of the Sarbanes-Oxley Act of 2002) on behalf of the Trust, BA Credit Card Trust or the Transferor with respect to a Securitization Transaction a certification, signed by any Vice President or more senior officer of the Trustee, substantially in the form attached hereto as Exhibit D or such form as mutually agreed upon by the Transferor and the Trustee.

The Trustee acknowledges that the parties identified in clause (iii) above may rely on the certification provided by the Trustee pursuant to such clause in signing a Sarbanes Certification and filing such with the Commission.

(e)   Additional Representations and Warranties of the Servicer. The Servicer shall be deemed to represent to the Transferor, as of the date on which information is provided to the Transferor under subsection 22(f) that, except as disclosed in writing to the Transferor prior to such date to the best of its knowledge: (i) the Servicer is not aware and has not received notice that any default, early amortization or other performance triggering event has occurred as to any other securitization due to any act or failure to act of the Servicer; (ii) the Servicer has not been terminated as servicer in a securitization involving credit card receivables, either due to a servicing default or to application of a servicing performance test or trigger; (iii) no material noncompliance with the applicable servicing criteria with respect to other securitizations of credit card receivables involving the Servicer as servicer has been disclosed or reported by the Servicer; (iv) no material changes to the Servicer's policies or procedures with respect to the servicing function it will perform under the Agreement and this Series Supplement have

occurred during the three-year period immediately preceding the related Securitization Transaction; (v) there are no aspects of the Servicer's financial condition that could have a material adverse effect on the performance by the Servicer of its servicing obligations under the Agreement or this Series Supplement; and (vi) there are no material legal or governmental proceedings pending (or known to be contemplated) against the Servicer, any Subservicer or any unaffiliated third-party originator of Receivables.

(f)   Information to Be Provided by the Servicer. In connection with any Securitization Transaction, the Servicer shall (i) within five (5) Business Days following request by the Transferor, provide to the Transferor, in writing, the information specified in this subsection, and (ii) as promptly as practicable following notice to or discovery by the Servicer of any changes to such information, provide to the Transferor, in writing, such updated information.

(i)   If so requested by the Transferor, the Servicer shall provide to the Transferor such information regarding the Servicer and each Subservicer (each of the Servicer and each Subservicer, for purposes of this paragraph, a "Servicing Party"), as is requested for the purpose of compliance with Item 1108 of Regulation AB. Such information shall include, at a minimum:

(A) the Servicing Party's name and form of organization;

(B) a description of how long the Servicing Party has been servicing credit card receivables; a general discussion of the Servicing Party's experience in servicing assets of any type as well as a more detailed discussion of the Servicing Party's experience in, and procedures for, the servicing function it will perform under the Agreement and this Series Supplement; information regarding the size, composition and growth of the Servicing Party's portfolio of credit card accounts of a type similar to the Accounts and information on factors related to the Servicing Party that may be material, in the good faith judgment of the Transferor, to any analysis of the servicing of the Receivables or the related asset-backed securities, as applicable, including, without limitation:

(1)   whether any prior securitizations of credit card receivables involving the Servicing Party defaulted or experienced an early amortization or other performance triggering event because of servicing during the three-year period immediately preceding the related Securitization Transaction;

(2)   the extent of outsourcing the Servicing Party utilizes;

(3)   whether there has been previous disclosure of material noncompliance with the applicable servicing criteria with respect to other securitizations of credit card receivables involving the Servicing Party as a servicer during the three-year period immediately preceding the related Securitization Transaction;

(4)   whether the Servicing Party has been terminated as servicer in a securitization of credit card receivables, either due to a servicing default or to application of a servicing performance test or trigger; and

(5)   such other information as the Transferor may reasonably request for the purpose of compliance with Item 1108(b)(2) of Regulation AB;

(C) a description of any material changes during the three-year period immediately preceding the related Securitization Transaction to the Servicing Party's policies or procedures with respect to the servicing function it will perform under the Agreement and this Series Supplement;

(D) information regarding the Servicing Party's financial condition, to the extent that there is a material risk that an adverse financial event or circumstance involving the Servicing Party could have a material adverse effect on the performance by the Servicing Party of its servicing obligations under the Agreement or this Series Supplement;

(E) a description of the Servicing Party's processes and procedures designed to address any special or unique factors involved in servicing;

(F) a description of the Servicing Party's processes for handling delinquencies, losses, bankruptcies and recoveries, such as sale of defaulted receivables; and

(G) information as to how the Servicing Party defines or determines delinquencies and charge-offs, including the effect of any grace period, re-aging, restructuring, partial payments considered current or other practices with respect to delinquency and loss experience.

(ii)   As a condition to the succession to the Servicer or any Subservicer as servicer or subservicer under the Agreement or this Series Supplement by any Person (A) into which the Servicer or such Subservicer may be merged or consolidated, or (B) which may be appointed as a successor to the Servicer or such Subservicer, the Servicer shall provide to the Transferor at least fifteen (15) calendar days prior to the effective date of such succession or appointment, (x) written notice to the Transferor of such succession or appointment and (y) in writing and in form and substance reasonably satisfactory to the Transferor, all information reasonably requested by the Transferor in order to comply with its reporting obligation under Item 6.02 of Form 8-K with respect to any Series or Class, or any Notes issued by BA Credit Card Trust.

(iii)   In addition to such information as the Servicer is obligated to provide pursuant to other provisions of the Agreement and this Series Supplement, if so requested by the Transferor, the Servicer shall provide to the Transferor such information regarding the performance or servicing of the Receivables as is reasonably required to facilitate

preparation of distribution reports in accordance with Item 1121 of Regulation AB. Such information shall be provided concurrently with the distribution reports otherwise required to be delivered monthly by the Servicer under the Agreement and this Series Supplement, commencing with the first such report due not less than ten (10) Business Days following such request.

(g) <u>Report on Assessment of Compliance and Attestation</u>. On or before the 60th day following the end of each fiscal year of the Trust and BA Credit Card Trust, commencing with the fiscal year ending [December 31, 2015], the Servicer shall:

(i) deliver to the Transferor a report regarding the Servicer's assessment of compliance with the Servicing Criteria during the immediately preceding calendar year (or, with respect to the assessment delivered in 2016, for the period from and including July 1, 2015 through and including December 31, 2015), as required under Rules 13a-18 and 15d-18 of the Exchange Act and Item 1122 of Regulation AB. Such report shall be addressed to the Transferor and signed by an authorized officer of the Servicer, and shall address each of the Servicing Criteria specified in Exhibit E or such criteria as mutually agreed upon by the Transferor and the Servicer;

(ii) deliver to the Transferor a report of a registered public accounting firm reasonably acceptable to the Transferor that attests to, and reports on, the assessment of compliance made by the Servicer and delivered pursuant to the preceding paragraph. Such attestation shall be in accordance with Rules 1-02(a)(3) and 2-02(g) of Regulation S-X under the Securities Act and the Exchange Act;

(iii) cause each Servicing Participant to deliver to the Transferor an assessment of compliance and accountants' attestation as and when provided in paragraphs (i) and (ii) of this subsection; and

(iv) deliver to the Transferor and any other Person that will be responsible for signing the Sarbanes Certification on behalf of the Trust, BA Credit Card Trust or the Transferor with respect to a Securitization Transaction a certification in the form attached hereto as Exhibit D.

The Servicer acknowledges that the parties identified in clause (iv) above may rely on the certification provided by the Servicer pursuant to such clause in signing a Sarbanes Certification and filing such with the Commission.

Each assessment of compliance provided by a Subservicer pursuant to subsection 22(f)(i) shall address each of the Servicing Criteria specified on a certification substantially in the form of Exhibit E hereto delivered to the Transferor upon reasonable request of the Transferor after the execution of the Agreement or, in the case of a Subservicer subsequently appointed as such, on or prior to the date of such appointment. An assessment of compliance provided by a Servicing Participant (other than the Servicer or any Subservicer) pursuant to subsection 22(f)(iii) need not address any elements of the Servicing Criteria other than those specified by the Servicer pursuant to subsection 22(g).

(h)   Use of Subservicers and Servicing Participants.

(i)   The Servicer shall use its best efforts to hire or otherwise utilize only the services of Subservicers that agree to comply with the provisions of this subsection 22(g)(i). The Servicer shall use its best efforts to hire or otherwise utilize only the services of Servicing Participants, and shall use its best efforts to ensure that Subservicers hire or otherwise utilize only the services of Servicing Participants, to fulfill any of the obligations of the Servicer as servicer under the Agreement or this Series Supplement, if those Servicing Participants agree to comply with the provisions of subsection 22(g)(ii).

(ii)   It shall not be necessary for the Servicer to seek the consent of the Transferor to the utilization of any Subservicer. The Servicer shall use its best efforts to cause any Subservicer used by the Servicer (or by any Subservicer) for the benefit of the Transferor to comply with the provisions of this subsection 22(g) and with Section 3.05 of the Agreement and subsections 22(e) and (f) to the same extent as if such Subservicer were the Servicer. The Servicer shall be responsible for obtaining from each Subservicer and delivering to the Transferor any servicer compliance statement required to be delivered by such Subservicer under Section 3.05 of the Agreement, any assessment of compliance and attestation required to be delivered by such Subservicer under subsection 22(f) and any certification required to be delivered to the Person that will be responsible for signing the Sarbanes Certification under subsection 22(f) as and when required to be delivered.

SECTION 23.   Clarifying Items Relating to Fourth Amended and Restated Series 2001-D Supplement.

(a)   To the extent this Series Supplement requires that certain actions are to be taken as of a date prior to the date of this Series Supplement, the taking of such action by the applicable party under the Original Series 2001-D Supplement, the Amended and Restated Series 2001-D Supplement, the Second Amended and Restated Series 2001-D Supplement, the Third Amended and Restated Series 2001-D Supplement, or the Fourth Amended and Restated Series 2001-D Supplement shall constitute satisfaction of such requirement and each party hereto confirms each of the actions taken by it prior to the date of this Series Supplement under the Fourth Amended and Restated Series 2001-D Supplement.

(b)   Each of the parties hereto hereby confirms (i) that prior to the date hereof, the Fourth Amended and Restated Series 2001-D Supplement governed the transactions contemplated by this Series Supplement, (ii) actions taken in connection with the Fourth Amended and Restated Series 2001-D Supplement, (iii) that any rights and obligations created or incurred pursuant to the Fourth Amended and Restated Series 2001-D Supplement carry forward to the applicable party under this Series Supplement, and (iv) that all representations, warranties, covenants and agreements in the Fourth Amended and Restated Series 2001-D Supplement applicable to any date prior to the date hereof remain in full force and effect with respect to such dates.

(c)   All references to the Original Series 2001-D Supplement, the Amended and Restated Series 2001-D Supplement, the Second Amended and Restated Series 2001-D Supplement, the Third Amended and Restated Series 2001-D Supplement, or the Fourth Amended and Restated Series 2001-D Supplement in any other instruments or documents shall be deemed to constitute a reference to this Series Supplement on and after the date hereof.

IN WITNESS WHEREOF, the Transferor, the Servicer and the Trustee have caused this Fifth Amended and Restated Series 2001-D Supplement to be duly executed by their respective officers as of the day and year first above written.

BA CREDIT CARD FUNDING, LLC, as Transferor

By: _____
    Name:
    Title:

BANK OF AMERICA, NATIONAL ASSOCIATION, as Servicer

By: _____
    Name:
    Title:

THE BANK OF NEW YORK MELLON, as Trustee

By: _____
    Name:
    Title:

FORM OF CERTIFICATE

THE HOLDER HEREOF, BY PURCHASING THIS SERIES 2001-D CERTIFICATE, AGREES THAT IT IS ACQUIRING THIS SERIES 2001-D CERTIFICATE FOR ITS OWN ACCOUNT (AND NOT FOR THE ACCOUNT OF OTHERS) AND NOT WITH A VIEW TO, OR FOR SALE IN CONNECTION WITH, THE PUBLIC DISTRIBUTION HEREOF AND THAT NEITHER THIS SERIES 2001-D CERTIFICATE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED, EXCEPT IN COMPLIANCE WITH THE REGISTRATION PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED AND ANY APPLICABLE PROVISIONS OF ANY STATE SECURITIES LAWS OR PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH PROVISIONS. THE TRANSFER OF THIS SERIES 2001-D CERTIFICATE IS SUBJECT TO CERTAIN CONDITIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, NEITHER THIS SERIES 2001-D CERTIFICATE NOR ANY INTEREST HEREIN MAY BE TRANSFERRED, ASSIGNED, EXCHANGED OR OTHERWISE PLEDGED OR CONVEYED, EXCEPT IN ACCORDANCE WITH THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

No. ___

BA MASTER CREDIT CARD TRUST II
SERIES 2001-D CERTIFICATE
ASSET BACKED CERTIFICATE, SERIES 2001-D

Evidencing an Undivided Interest in a trust, the corpus of which consists of a portfolio of MasterCard®, VISA® and American Express credit card receivables generated or acquired by Bank of America, National Association and other assets and interests constituting the Trust under the Pooling and Servicing Agreement described below.

(Not an interest in or obligation of
BA Credit Card Funding, LLC
or any Affiliate thereof.)

This certifies that _____ (the "Investor Certificateholder") is the registered owner of an Undivided Interest in BA Master Credit Card Trust II (the "Trust"), the corpus of which consists of a portfolio of receivables (the "Receivables") now existing or hereafter created and arising in connection with selected

MasterCard, VISA and American Express∗ credit card accounts (the "Accounts") of Bank of America, National Association, a national banking association organized under the laws of the United States, all monies due or to become due in payment of the Receivables (including all Finance Charge Receivables but excluding recoveries on any charged-off Receivables), the right to certain amounts received as Interchange with respect to the Accounts and the other assets and interests constituting the Trust pursuant to a Fourth Amended and Restated Pooling and Servicing Agreement, dated as of [November 23, 2015], as supplemented by the Fifth Amended and Restated Series 2001-D Supplement, dated as of [November 23, 2015] (collectively, the "Pooling and Servicing Agreement"), by and among BA Credit Card Funding, LLC, as Transferor (the "Transferor"), Bank of America, National Association, as Servicer (the "Servicer"), and The Bank of New York Mellon, as Trustee (the "Trustee"), a summary of certain of the pertinent provisions of which is set forth hereinbelow.

To the extent not defined herein, capitalized terms used herein have the respective meanings assigned to them in the Pooling and Servicing Agreement. This Investor Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Investor Certificateholder by virtue of the acceptance hereof assents and by which the Investor Certificateholder is bound.

Although a summary of certain provisions of the Pooling and Servicing Agreement is set forth below, this Investor Certificate is qualified in its entirety by the terms and provisions of the Pooling and Servicing Agreement and reference is made to that Pooling and Servicing Agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee.

Beginning on July 13, 2001 and on each Transfer Date thereafter, the Trustee shall distribute to the Investor Certificateholders of record as of the last Business Day of the calendar month preceding such Transfer Date such amounts as are payable pursuant to the Pooling and Servicing Agreement and as are requested by the certificate delivered to the Trustee by the Servicer pursuant to Section 5.01 of the Pooling and Servicing Agreement. The Series 2001-D Termination Date is the earlier the occur of (i) the date designated by the Transferor following the last occurring Legal Maturity Date of any tranche of Notes and (ii) the Trust Termination Date. Principal with respect to the Series 2001-D Certificates will be paid under the circumstances described in the Pooling and Servicing Agreement.

Unless the certificate of authentication hereon has been executed by or on behalf of the Trustee, by manual signature, this Investor Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement, or be valid for any purpose.

This Investor Certificate shall constitute a "security" within the meaning of (i) Article 8 of the Uniform Commercial Code (including Section 8-102(a)(15) thereof) as in

---

∗   VISA®, MasterCard® and American Express® are federally registered servicemarks of Visa International Service Association, MasterCard International Incorporated and American Express Company, respectively.

effect from time to time in the State of Delaware and (ii) the Uniform Commercial Code of any other applicable jurisdiction that presently or hereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws and approved by the American Bar Association on February 14, 1995.

This Investor Certificate shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

IN WITNESS WHEREOF, BA Credit Card Funding, LLC has caused this Series 2001-D Certificate to be duly executed by its Authorized Officer.

BA CREDIT CARD FUNDING, LLC, as
  Transferor

By: _____
    Authorized Officer

Date: _____ __, ____

Form of Trustee's Certificate of Authentication

CERTIFICATE OF AUTHENTICATION

This is one of the Series 2001-D Certificates referred to in the within-mentioned Pooling and Servicing Agreement.

THE BANK OF NEW YORK MELLON,
  Trustee

By: _____
      Authorized Officer

Date: _____ __, ____

<u>FORM OF CLASS D CERTIFICATE</u>

THIS CLASS D ASSET BACKED CERTIFICATE, SERIES 2001-D (THE "<u>CLASS D CERTIFICATE</u>") HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "<u>SECURITIES ACT</u>"), OR ANY STATE SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING THIS CLASS D CERTIFICATE, AGREES THAT IT IS ACQUIRING THIS CLASS D CERTIFICATE FOR ITS OWN ACCOUNT (AND NOT FOR THE ACCOUNT OF OTHERS) AND NOT WITH A VIEW TO, OR FOR SALE IN CONNECTION WITH, THE PUBLIC DISTRIBUTION HEREOF AND THAT NEITHER THIS CLASS D CERTIFICATE NOR ANY INTEREST HEREIN MAY BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED, EXCEPT IN COMPLIANCE WITH THE REGISTRATION PROVISIONS OF THE SECURITIES ACT AND ANY APPLICABLE PROVISIONS OF ANY STATE SECURITIES LAWS OR PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH PROVISIONS. THE TRANSFER OF THIS CLASS D CERTIFICATE IS SUBJECT TO CERTAIN CONDITIONS SET FORTH IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, NEITHER THIS CLASS D CERTIFICATE NOR ANY INTEREST HEREIN MAY BE TRANSFERRED, ASSIGNED, EXCHANGED OR OTHERWISE PLEDGED OR CONVEYED, EXCEPT IN ACCORDANCE WITH THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

No. 1

BA MASTER CREDIT CARD TRUST II
CLASS D
ASSET BACKED CERTIFICATE, SERIES 2001-D

Evidencing an Undivided Interest in certain assets of the BA Master Credit Card Trust II, the corpus of which consists of a portfolio of MasterCard®, VISA® and American Express® credit card receivables originated or acquired by Bank of America, National Association and other assets and interests constituting the Trust under the Pooling and Servicing Agreement described below.

(Not an interest in or obligation of
Bank of America, National Association
or any Affiliate thereof.)

This certifies that BA Credit Card Funding, LLC (the "<u>Class D Certificateholder</u>") is the registered owner of an Undivided Interest in a trust (the "<u>Trust</u>"), the corpus of which consists of a portfolio of receivables (the "<u>Receivables</u>") now existing or hereafter created and

arising in connection with selected MasterCard, VISA and American Express∗ credit card accounts (the "Accounts") of Bank of America, National Association, a national banking association organized under the laws of the United States, all monies due or to become due in respect to such Receivables (including all Finance Charge Receivables), all Interchange allocable to the Trust, all proceeds of such Receivables, Insurance Proceeds and Recoveries relating to such Receivables and the proceeds thereof, in each case pursuant to a Fourth Amended and Restated Pooling and Servicing Agreement, dated as of [November 23, 2015], as supplemented by the Fifth Amended and Restated Series 2001-D Supplement, dated as of [November 23, 2015] (as amended, supplemented and modified as of the date hereof, collectively, the "Pooling and Servicing Agreement"), by and among BA Credit Card Funding, LLC, as Transferor (the "Transferor"), Bank of America, National Association, as Servicer (the "Servicer"), and The Bank of New York Mellon, as Trustee (the "Trustee"), a summary of certain of the pertinent provisions of which is set forth herein.

To the extent not defined herein, capitalized terms used herein have the respective meanings assigned to them in the Pooling and Servicing Agreement. This Class D Certificate is issued under and is subject to the terms, provisions and conditions of the Pooling and Servicing Agreement, to which Pooling and Servicing Agreement, as amended from time to time, the Class D Certificateholder by virtue of the acceptance hereof assents and by which the Class D Certificateholder is bound.

Although a summary of certain provisions of the Pooling and Servicing Agreement is set forth below, this Class D Certificate is qualified in its entirety by the terms and provisions of the Pooling and Servicing Agreement and reference is made to that Pooling and Servicing Agreement for information with respect to the interests, rights, benefits, obligations, proceeds, and duties evidenced hereby and the rights, duties and obligations of the Trustee.

Beginning on March 13, 2009 and on each Transfer Date thereafter, the Trustee shall distribute to the Class D Certificateholder of record as of the last Business Day of the calendar month preceding such Transfer Date such amounts as are payable pursuant to the Pooling and Servicing Agreement and as are requested by the certificate delivered to the Trustee by the Servicer pursuant to Section 5.01 of the Pooling and Servicing Agreement. The Series 2001-D Termination Date is the earlier to occur of (i) the date designated by the Transferor following the last occurring Legal Maturity Date of any tranche of Notes, and (ii) the Trust Termination Date. Principal with respect to the Series 2001-D Certificates will be paid under the circumstances described in the Pooling and Servicing Agreement.

Unless the certificate of authentication hereon has been executed by or on behalf of the Trustee, by manual signature, this Class D Certificate shall not be entitled to any benefit under the Pooling and Servicing Agreement, or be valid for any purpose.

∗   MasterCard®, VISA® and American Express® are federally registered servicemarks of MasterCard International Inc., Visa International Service Association, and American Express Company, respectively.

This Class D Certificate shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

IN WITNESS WHEREOF, BA Credit Card Funding, LLC has caused this Class D Asset Backed Certificate, Series 2001-D to be duly executed by its Authorized Officer.

BA CREDIT CARD FUNDING, LLC, as
   Transferor

By: _____
     Authorized Officer

Date: _____ __, ____

<u>Form of Trustee's Certificate of Authentication</u>

<u>CERTIFICATE OF AUTHENTICATION</u>

This is one of the Series 2001-D Certificates referred to in the within-mentioned Pooling and Servicing Agreement.

THE BANK OF NEW YORK MELLON,
 Trustee

By: _____
 Authorized Officer

Date: _____ __, ____

FORM OF MONTHLY PERFORMANCE STATEMENT AND NOTIFICATION
TO THE TRUSTEE
BANK OF AMERICA, NATIONAL ASSOCIATION
BA MASTER CREDIT CARD TRUST II, SERIES 2001-D
MONTHLY PERIOD ENDING _____ __, ____

Capitalized terms used in this notice have their respective meanings set forth in the Pooling and Servicing Agreement. References herein to certain sections and subsections are references to the respective sections and subsections of the Pooling and Servicing Agreement as supplemented by the Series 2001-D Supplement. This notice is delivered pursuant to Section 4.06.

A) Bank of America, National Association is the Servicer under the Pooling and Servicing Agreement.

B) The undersigned is a Servicing Officer.

C) The date of this notice is on or before the related Transfer Date under the Pooling and Servicing Agreement.

I. INSTRUCTION TO MAKE A WITHDRAWAL

Pursuant to Section 4.06, the Servicer does hereby instruct the Trustee (i) to make withdrawals from the Finance Charge Account and the Principal Account on _____ __, ____, which date is a Transfer Date under the Pooling and Servicing Agreement, in aggregate amounts set forth below in respect of the following amounts and (ii) to apply the proceeds of such withdrawals in accordance with subsection 3(a) of the Series 2001-D Supplement and Section 4.06 of the Pooling and Servicing Agreement:

A. Pursuant to subsection 3(a) of the Series 2001-D Supplement:

    1. Servicer Interchange $_____

B. Pursuant to subsection 4.06(b)(iii):

    1. Amount to be treated as Shared Principal Collections $_____

C. Pursuant to subsection 4.06(b)(iv):

    1. Amount to be paid to the Holder of the Transferor Interest $_____

    2. Unallocated Principal Collections $_____

D.   Pursuant to <u>subsection 4.06(c)(iii)</u>:

        1.   Amount to be paid to the Holder of the Transferor
                      Interest $_____

        2.   Unallocated Principal Collections $_____

II.   INSTRUCTION TO MAKE CERTAIN PAYMENTS

Pursuant to <u>Section 4.06</u>, the Servicer does hereby instruct the Trustee to pay in accordance with <u>Section 5.01</u> to the account of the Certificate Representative on _____ __, ____, which date is a Transfer Date under the Pooling and Servicing Agreement, the amounts as set forth below:

A.   Pursuant to <u>subsection 4.06(a)</u>:

        1.   Amount of Available Funds payable pursuant to
                      <u>subsections 3.01(a)</u> through <u>(g)</u> of the BAseries Indenture
                      Supplement to be distributed to the Series 2001-D
                      Certificateholders from the Finance Charge Account $_____

        2.   Amount of Available Funds to be treated as Available
                      Investor Principal Collections in respect of the
                      Aggregate Class D Investor Default Amount $_____

        3.   Amount of Available Funds to be treated as Available
                      Investor Principal Collections in respect of
                      reimbursements of Class D Investor Charge-Offs or
                      Reallocated Class D Principal Collections $_____

        4.   Amount of Available Funds payable pursuant to
                      <u>subsection 3.01(h)</u> of the BAseries Indenture Supplement
                      to be distributed to the Series 2001-D Certificateholders
                      from the Finance Charge Account $_____

B.   Pursuant to <u>subsection 4.06(b)</u>:

        1.   Series 2001-D Monthly Principal Payment to be
                      distributed to the Series 2001-D Certificateholders
                      from the Principal Account $_____

        2.   Class D Monthly Principal Amount to be distributed to
                      the Class D Certificateholder from the Principal Account $_____

C.   Pursuant to <u>subsection 4.06(c)</u>:

        1.   Amount to be distributed to the Series 2001-D
            Certificateholders from the Principal Account $_____

        2.   Amount to be distributed to the Class D
            Certificateholder from the Principal Account $_____

IN WITNESS WHEREOF, the undersigned has duly executed this certificate this ___ th day _____, ____.

BANK OF AMERICA, NATIONAL ASSOCIATION, Servicer

By: _____
Name:
Title:

EXHIBIT C

FORM OF MONTHLY SERIES 2001-D CERTIFICATEHOLDERS' STATEMENT

Series 2001-D

BA CREDIT CARD FUNDING, LLC

BA MASTER CREDIT CARD TRUST II

_____

MONTHLY PERIOD ENDING _____ __, 20__

_____

The information which is required to be prepared with respect to the Transfer Date of _____ __, 20__ and with respect to the performance of the Trust during the related Monthly Period.

Capitalized terms used in this Statement have their respective meanings set forth in the Pooling and Servicing Agreement.

The program documents for the BA Master Credit Card Trust II and the BA Credit Card Trust have been included as exhibits to a shelf registration statement on Form SF-3 filed with the Securities and Exchange Commission by BA Credit Card Funding, LLC, BA Master Credit Card Trust II and BA Credit Card Trust under Central Index Key Nos. 0001370238, 0000936988 and 0001128250, respectively, on [November 23, 2015].

A.   Information Regarding the Current Monthly Distribution

    1.   The amount of the current monthly distribution which
constitutes Available Funds .... $_____

    2.   The amount of the current monthly distribution which
constitutes Available Investor Principal Collections .... $_____

       Total .... $_____

B.   Information Regarding the Trust Assets

    1.   Collection of Principal Receivables

(a) The aggregate amount of Collections of Principal Receivables processed during the related Monthly Period and allocated to Series 2001-D .... $_____

2. Collection of Finance Charge Receivables

(a) The aggregate amount of Collections of Finance Charge Receivables processed during the related Monthly Period and allocated to Series 2001-D........ $_____

3. Principal Receivables in the Trust

(a) The aggregate amount of Principal Receivables in the Trust as of the end of the day on the last day of the related Monthly Period .... $_____

(b) The amount of Principal Receivables in the Trust represented by the Investor Interest of Series 2001-D as of the end of the day on the last day of the related Monthly Period .... $_____

(c) The Floating Allocation Investor Interest as of the end of the day on the last day of the related Monthly Period .... $_____

(d) The Principal Allocation Investor Interest as of the end of the day on the last day of the related Monthly Period .... $_____

(e) The Floating Investor Percentage with respect to the related Monthly Period .... _____%

(f) The Principal Investor Percentage with respect to the related Monthly Period .... _____%

(g) The Investor Interest as of the end of the day on the last day of the related Monthly Period....................... $_____

(h) The Class D Investor Interest as of the end of the day on the last day of the related Monthly Period ..... $_____

4. Shared Principal Collections

The aggregate amount of Shared Principal Collections applied as Available Investor Principal Collections.............. $_____

5. <u>Delinquent Balances; Delinquency Rates</u>

(a) The aggregate amount of outstanding balances in the Accounts which were delinquent as of the end of the day on the last day of the related Monthly Period:

					Aggregate Account Balance	Percentage of Total Receivables
(i)	30	-	59 days:		$_____	____%
(ii)	60	-	89 days:		$_____	____%
(iii)	90	-	119 days:		$_____	____%
(iv)	120	-	149 days:		$_____	____%
(v)	150	-	179 days:		$_____	____%
(vi)	180	-	or more days:		$_____	____%
			Total:		$_____	____%

(b) 60^+-Day Delinquency Rate ....   ____%

(c) Three-Month Average 60^+-Day
Delinquency Rate ....   ____%

(d) Delinquency Trigger Rate ....   [___]%[1]

6. <u>Investor Default Amount</u>

(a) The Aggregate Class D Investor Default Amount
for the related Monthly Period.................................. $_____

(b) The Aggregate Investor Default Amount for the
related Monthly Period .... $_____

7. <u>Investor Servicing Fee</u>

(a) The amount of the Investor Servicing Fee payable
by the Trust to the Servicer for the related Monthly
Period... $_____

---

[1] The Delinquency Trigger Rate is subject to review and adjustment from time to time in accordance with subsections 14.01(b) and 14.01(c) of the Pooling and Servicing Agreement.

(b)   The amount of the Net Servicing Fee payable by the Trust to the Servicer for the related Monthly Period . $_____

(c)   The amount of the Servicer Interchange payable by the Trust to the Servicer for the related Monthly Period .... $_____

8.   <u>Portfolio Yield</u>

(a)   The Portfolio Yield for the related Monthly Period .. $_____

BANK OF AMERICA, NATIONAL ASSOCIATION, Servicer

By:_____
   Name:
   Title:

SCHEDULE TO MONTHLY SERVICER'S CERTIFICATE
MONTHLY PERIOD ENDING _____ __, ____
BANK OF AMERICA, NATIONAL ASSOCIATION
BA MASTER CREDIT CARD TRUST II, SERIES 2001-D

1. The aggregate amount of the Investor Percentage of Collections of Principal Receivables .... $_____

2. The aggregate amount of the Investor Percentage of Collections of Finance Charge Receivables (excluding Interchange) .... $_____

3. The aggregate amount of the Investor Percentage of Interchange .... $_____

4. The aggregate amount of Servicer Interchange .... $_____

5. The aggregate amount of funds on deposit in Finance Charge Account allocable to Series 2001-D.. $_____

6. The aggregate amount of funds on deposit in the Principal Account allocable to Series 2001-D.. $_____

7. The amount of Available Funds payable to Series 2001-D .... $_____

    a. The amount of Principal Account Investment Proceeds............... $_____

    b. The amount of Finance Charge Account Investment Proceeds.... $_____

8. The amount of Available Investor Principal Collections payable to Series 2001-D .... $_____

9. The sum of all amounts payable to Series 2001-D .... $_____

10. To the knowledge of the undersigned, no Series 2001-D Pay Out Event or Trust Pay Out Event has occurred except as described below:

    None.

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Certificate this ___th day of _____, ____.

BANK OF AMERICA, NATIONAL ASSOCIATION, Servicer

By: _____
    Name:
    Title:

FORM OF ANNUAL CERTIFICATION

Re: The Fifth Amended and Restated Series 2001-D Supplement to the Fourth Amended and Restated Pooling and Servicing Agreement, each dated as of [November 23, 2015], each as amended, supplemented or otherwise modified from time to time (collectively, the "Agreement"), each among Bank of America, National Association, as servicer (the "Servicer"), BA Credit Card Funding, LLC, as transferor (the "Transferor"), and The Bank of New York Mellon, as trustee.

I, _____ , the _____ of [name of trustee or servicer] (the "Company"), certify to the Transferor, the Servicer and their respective officers, with the knowledge and intent that they will rely upon this certification, that:

(1)   I have reviewed the report on assessment of the Company's compliance provided in accordance with Rules 13a-18 and 15d-18 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Item 1122 of Regulation AB (the "Company Information"), and the registered public accounting firm's attestation report provided in accordance with Rules 13a-18 and 15d-18 under the Exchange Act and Section 1122(b) of Regulation AB that were delivered by the Company to the Transferor and the Servicer pursuant to the Agreement;

(2)   To the best of my knowledge, the Company Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in the light of the circumstances under which such statements were made, not misleading with respect to the period of time covered by the Company Information;

(3)   To the best of my knowledge, all of the Company Information required to be provided by the Company under the Agreement has been provided to the Transferor [and the Servicer]; and

(4)   To the best of my knowledge, except as disclosed in the reports discussed in clause (1) above, the Company has fulfilled its obligations under the Agreement.

Date: _____

By: _____
Name:
Title:

SERVICING CRITERIA TO BE ADDRESSED IN ASSESSMENT OF COMPLIANCE

The assessment of compliance to be delivered by the [Servicer] [Trustee] shall address, at a minimum, the criteria identified as below as "Applicable Servicing Criteria":

Servicing Criteria		Applicable Servicing Criteria
Reference	Criteria	
General Servicing Considerations		
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.	Servicer
1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party's performance and compliance with such servicing activities.	Servicer
1122(d)(1)(iii)	Any requirements in the transaction agreements to maintain a back-up servicer for the credit card accounts or accounts are maintained.	
1122(d)(1)(iv)	A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.	Servicer
1122(d)(1)(v)	Aggregation of information, as applicable, is mathematically accurate and the information conveyed accurately reflects the information.	Servicer
Cash Collection and Administration		
1122(d)(2)(i)	Payments on credit card accounts are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.	Servicer, Trustee
1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.	Trustee
1122(d)(2)(iii)	Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.	
1122(d)(2)(iv)	The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of overcollateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.	Servicer, Trustee
1122(d)(2)(v)	Each custodial account is maintained at a federally insured depository institution as set forth in the transaction agreements. For purposes of this criterion, "federally insured depository institution" with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 13k-1(b)(1) of the Securities Exchange Act.	Servicer, Trustee
1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.	

Servicing Criteria		Applicable Servicing Criteria
Reference	**Criteria**	
1122(d)(2)(vii)	Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are (A) mathematically accurate; (B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements; (C) reviewed and approved by someone other than the person who prepared the reconciliation; and (D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.	
	Investor Remittances and Reporting	
1122(d)(3)(i)	Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports (A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) provide information calculated in accordance with the terms specified in the transaction agreements; (C) are filed with the Commission as required by its rules and regulations; and (D) agree with investors' or the trustee's records as to the total unpaid principal balance and number of credit card accounts serviced by the Servicer.	Servicer
1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.	Servicer, Trustee
1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the Servicer's investor records, or such other number of days specified in the transaction agreements.	Trustee
1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.	Servicer, Trustee
	Pool Asset Administration	
1122(d)(4)(i)	Collateral or security on credit card accounts is maintained as required by the transaction agreements or related asset pool documents.	
1122(d)(4)(ii)	Account and related documents are safeguarded as required by the transaction agreements	Servicer, Trustee
1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the transaction agreements.	Servicer
1122(d)(4)(iv)	Payments on credit card accounts, including any payoffs, made in accordance with the related credit card accounts documents are posted to the Servicer's obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related asset pool documents.	Servicer
1122(d)(4)(v)	The Servicer's records regarding the accounts and the accounts agree with the Servicer's records with respect to an obligor's unpaid principal balance.	Servicer
1122(d)(4)(vi)	Changes with respect to the terms or status of an obligor's account (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the	Servicer

Servicing Criteria		Applicable Servicing Criteria
Reference	**Criteria**	
	transaction agreements and related pool asset documents.	
1122(d)(4)(vii)	Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.	Servicer
1122(d)(4)(viii)	Records documenting collection efforts are maintained during the period a Account is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity's activities in monitoring delinquent Accounts including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).	Servicer
1122(d)(4)(ix)	Adjustments to interest rates or rates of return for Accounts with variable rates are computed based on the related Account documents.	Servicer
1122(d)(4)(x)	Regarding any funds held in trust for an obligor (such as escrow accounts): (A) such funds are analyzed, in accordance with the obligor's Account documents, on at least an annual basis, or such other period specified in the transaction agreements; (B) interest on such funds is paid, or credited, to obligors in accordance with applicable Account documents and state laws; and (C) such funds are returned to the obligor within 30 calendar days of full repayment of the related Accounts, or such other number of days specified in the transaction agreements.	
1122(d)(4)(xi)	Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.	
1122(d)(4)(xii)	Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the servicer's funds and not charged to the obligor, unless the late payment was due to the obligor's error or omission.	
1122(d)(4)(xiii)	Disbursements made on behalf of an obligor are posted within two business days to the obligor's records maintained by the servicer, or such other number of days specified in the transaction agreements.	
1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.	Servicer
1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the transaction agreements.	Servicer

[THE BANK OF NEW YORK MELLON,
as Trustee]

[BANK OF AMERICA, NATIONAL
ASSOCIATION,
as Servicer]

Date: _____

By: _____
Name:
Title: